PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-287865

PROXY STATEMENT OF GRYPHON DIGITAL MINING, INC.

PROSPECTUS FOR

1,256,317,056 SHARES OF CLASS A COMMON STOCK

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”); GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”); GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”); and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement:

•        Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the merger (the “First Merger”) as a direct, wholly owned subsidiary of Gryphon (the corporation surviving the First Merger, the “First Merger Surviving Corporation”); and

•        immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Second Merger” and, taken together with the First Merger, the “Mergers”) as a direct, wholly owned subsidiary of Gryphon (the company surviving the Second Merger, the “Surviving Company”). Gryphon following the Mergers is referred to herein as the “Combined Company.”

The Merger Agreement provides that, prior to the effective time of the First Merger (the “First Effective Time”), the certificate of incorporation of Gryphon will be amended and restated to, among other things, (i) reclassify the issued and outstanding shares of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), into fully paid and nonassessable shares of Class A common stock of the Combined Company, par value $0.0001 per share (“Class A Common Stock”), and (ii) create two new series of common stock designated as Class B common stock of the Combined Company, par value $0.0001 per share (the “Class B Common Stock”) and Class C common stock of the Combined Company, par value $0.0001 per share (the “Class C Common Stock,” and together with the Class A Common Stock and the Class B Common Stock, the “Combined Company Common Stock”). Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to ten (10) votes per share.

At the First Effective Time:

•        each share of Class A common stock, par value $0.0001 per share, of ABTC (“ABTC Class A Common Stock”) issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class A Common Stock equal to the exchange ratio calculated in accordance with the Merger Agreement (the “Class A Merger Consideration”); and

•        each share of Class B common stock, par value $0.0001 per share, of ABTC (“ABTC Class B Common Stock,” and together with the ABTC Class A Common Stock, “ABTC Common Stock”) issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class B Common Stock equal to the exchange ratio calculated in accordance with the Merger Agreement (the “Class B Merger Consideration,” and together with the Class A Merger Consideration, the “Merger Consideration”).

As described in this proxy statement/prospectus, the exchange ratio used to calculate the Merger Consideration (the “Exchange Ratio”) will be determined based upon the number of shares of Gryphon Common Stock and ABTC Common Stock issued and outstanding as of immediately prior to the closing of the Mergers (the “Closing”), in each case on a fully diluted basis. Based on an assumption of 98,751,412 fully diluted shares of Gryphon Common Stock and 61,502,954 fully diluted shares of ABTC Common Stock (consisting of 11,002,954 shares of ABTC Class A Common Stock and 50,500,000 shares of ABTC Class B Common Stock) outstanding immediately prior to the Closing, Gryphon estimates that the Exchange Ratio (which applies for both ABTC Class A Common Stock and ABTC Class B Common Stock) will be approximately 78.68, resulting in the issuance of Merger Consideration consisting of approximately 865,670,695 shares of Class A Common Stock and 3,973,148,493 shares of Class B Common Stock. However, the actual amount of the Exchange Ratio will be determined at the Closing and is subject to change based on the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing. Gryphon estimates that the aggregate value of this estimated Merger Consideration is approximately $1.23 billion, or $0.25 per share of Combined Company Common Stock, based on the equity value of ABTC implied by the private placement of ABTC Class A Common Stock completed on June 27, 2025 (described in more detail elsewhere in this proxy statement/prospectus), assuming for purposes of the foregoing estimate the same per share value for ABTC Class A Common Stock and ABTC Class B Common Stock. The foregoing estimate and information herein does not give effect to the Gryphon reverse stock split (as defined herein). See “The Merger Agreement — Terms of the Merger; Merger Consideration” in this proxy statement/prospectus.

AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, IMMEDIATELY AFTER THE CLOSING, HOLDERS OF ABTC COMMON STOCK AS OF IMMEDIATELY PRIOR TO THE FIRST EFFECTIVE TIME WILL COLLECTIVELY OWN APPROXIMATELY 98.0% OF THE OUTSTANDING COMMON STOCK OF THE COMBINED COMPANY, ON A FULLY DILUTED BASIS AND THE HOLDERS OF EQUITY INTERESTS OF GRYPHON AS OF IMMEDIATELY PRIOR TO THE FIRST EFFECTIVE TIME WILL COLLECTIVELY OWN APPROXIMATELY 2.0% OF THE COMMON STOCK OF THE COMBINED COMPANY, ON A FULLY DILUTED BASIS.

While the actual Exchange Ratio will be determined at the Closing, it is currently expected that holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively represent approximately 99.99% and holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively represent less than 0.01% of the total combined voting power of Combined Company capital stock, respectively, at the Closing.

Other than as set forth in “Prospectus Summary — Interests of Certain Directors and Officers of Gryphon and ABTC” in this proxy statement/prospectus, each option, warrant or restricted stock unit of Gryphon that is issued and outstanding at the First Effective Time will remain issued and outstanding and such securities will be unaffected by the Mergers (except that, from and after the effectiveness of the Charter Amendment, each share of Gryphon Common Stock underlying each such instrument will be reclassified into a share of Class A Common Stock).

Shares of Gryphon Common Stock are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GRYP.” Gryphon has filed an initial listing application for the Class A Common Stock with the Nasdaq Stock Market LLC. After the Closing, Gryphon will be renamed “American Bitcoin Corp.” and it is expected that the Class A Common Stock will trade on Nasdaq under the symbol “ABTC.”

On July 28, 2025, the closing price of Gryphon Common Stock was $1.08 per share as reported on Nasdaq.

Gryphon is holding its special meeting of stockholders (the “Special Meeting”) in order to obtain the stockholder approvals necessary to complete the Mergers and related matters. The Special Meeting will be held on Wednesday, August 27, 2025, at 10:00 a.m. Eastern Time, virtually via the Internet at https://www.cstproxy.com/gryphondigitalmining/bc2025, unless postponed or adjourned to a later date. At the Special Meeting, Gryphon will ask its stockholders to consider and vote upon the following proposals (the “Proposals”):

(i)     The Stock Issuance Proposal (Proposal 1) — To approve (a) the issuance of Combined Company Common Stock, which will represent more than 20% of the shares of Gryphon Common Stock outstanding immediately prior to the Mergers, to stockholders of ABTC as Merger Consideration pursuant to the terms of the Merger Agreement and the transactions contemplated therein and (b) the change of control resulting from such issuance and the Mergers, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. The Stock Issuance Proposal is described in more detail in this proxy statement/prospectus under the heading “The Stock Issuance Proposal (Proposal 1).” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

(ii)    The Charter Proposal (Proposal 2) — To approve and adopt, assuming the Stock Issuance Proposal is approved, the proposed amended and restated certificate of incorporation of the Combined Company (the “Proposed Charter”) in the form attached to this proxy statement/prospectus as Annex B. The Charter Proposal is described in more detail in this proxy statement/prospectus under the heading “The Charter Proposal (Proposal 2).”

(iii)   Advisory Charter Proposals (Proposals 3 – 7) — To approve, on an advisory and non-binding basis, five separate proposals to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by the United States Securities and Exchange Commission (the “SEC”) guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus under the heading “The Advisory Charter Proposals (Proposals 3 – 7).”

(iv)   Advisory Golden Parachute Proposal (Proposal 8) — To approve, on an advisory and non-binding basis, the “golden parachute” compensation payments that will or may be made by Gryphon to its named executive officers in connection with the Mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Advisory Golden Parachute Proposal is described in more detail in this proxy statement/prospectus under the heading “Advisory Golden Parachute Proposal (Proposal 8).”

(v)    The Plan Amendment Proposal (Proposal 9) — To approve, assuming the Stock Issuance Proposal and the Charter Proposal are approved, the Amended and Restated American Bitcoin Corp. 2025 Omnibus Incentive Plan (the “2025 Plan”), in the form attached to this proxy statement/prospectus as Annex G. The Plan Amendment Proposal is described in more detail in this proxy statement/prospectus under the heading “The Plan Amendment Proposal (Proposal 9).”

(vi)   The Adjournment Proposal (Proposal 10) — To approve the adjournment of the Special Meeting to a later date or dates, if necessary, at the determination of the board of directors of Gryphon (the “Gryphon Board”) or the chairman of the Special Meeting.

As described in this proxy statement/prospectus, certain Gryphon stockholders who in the aggregate owned approximately 19.29% of the outstanding shares of Gryphon Common Stock as of May 9, 2025 have entered into voting and support agreements with ABTC, pursuant to which such stockholders have, among other things, agreed to vote in favor of the foregoing proposals and certain other matters at any meeting of Gryphon’s stockholders (or any adjournment or postponement thereof), subject to the terms of such agreements. These voting and support agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.

After careful consideration, the Gryphon Board has approved the Merger Agreement and the Mergers and the respective proposals referred to above and has determined that it is advisable to enter into the Merger Agreement and close the transactions contemplated by the Merger Agreement. The Gryphon Board recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

More information about Gryphon, ABTC, the Combined Company, the Merger Agreement and the transactions contemplated thereby and the foregoing proposals is contained in this proxy statement/prospectus. Gryphon urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 17 OF THIS PROXY STATEMENT/PROSPECTUS.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 31, 2025 and is first being mailed to Gryphon stockholders on or about August 1, 2025.

GRYPHON DIGITAL MINING, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 27, 2025

Dear Stockholders of Gryphon:

On behalf of the Gryphon Board, we are pleased to deliver this proxy statement/prospectus in connection with the proposed merger between Gryphon and ABTC, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, by and among Gryphon, ABTC, Merger Sub Inc. and Merger Sub LLC: (i) Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as the First Merger Surviving Corporation, a direct, wholly owned subsidiary of Gryphon, and (ii) immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as the Surviving Company. Gryphon following the Mergers is referred to herein as the Combined Company.

The Merger Agreement provides that, prior to the First Effective Time, the certificate of incorporation of Gryphon will be amended and restated to, among other things, (i) reclassify the issued and outstanding shares of Gryphon Common Stock, par value $0.0001 per share, into fully paid and nonassessable shares of Class A Common Stock, par value $0.0001 per share, and (ii) create two new series of common stock designated as Class B Common Stock, par value $0.0001 per share and Class C Common Stock, par value $0.0001 per share. Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to ten (10) votes per share.

At the First Effective Time:

•        each share of ABTC Class A Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive the Class A Merger Consideration; and

•        each share of ABTC Class B Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive the Class B Merger Consideration.

As described in this proxy statement/prospectus, immediately after the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis.

NOTICE IS HEREBY GIVEN THAT the Special Meeting will be held in order to obtain the stockholder approvals necessary to complete the Mergers and related matters on Wednesday, August 27, 2025 at 10:00 a.m. Eastern Time, virtually via the Internet at https://www.cstproxy.com/gryphondigitalmining/bc2025, unless postponed or adjourned to a later date, to consider and vote upon the following Proposals:

(i)     The Stock Issuance Proposal (Proposal 1) — To approve (a) the issuance of Combined Company Common Stock, which will represent more than 20% of the shares of Gryphon Common Stock outstanding immediately prior to the Mergers, to stockholders of ABTC as Merger Consideration pursuant to the terms of the Merger Agreement and the transactions contemplated therein and (b) the change of control resulting from such issuance and the Mergers, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. The Stock Issuance Proposal is described in more detail in this proxy statement/prospectus under the heading “The Stock Issuance Proposal (Proposal 1).” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

(ii)    The Charter Proposal (Proposal 2) — To approve and adopt, assuming the Stock Issuance Proposal is approved, the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B. The Charter Proposal is described in more detail in this proxy statement/prospectus under the heading “The Charter Proposal (Proposal 2).”

(iii)   Advisory Charter Proposals (Proposals 3 – 7) — To approve, on an advisory and non-binding basis, the following five separate proposals to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus under the heading “The Advisory Charter Proposals (Proposals 3 – 7).”

(a)     Proposal 3 — To change the corporate name of the Combined Company to “American Bitcoin Corp.” at and from the time of the Mergers.

(b)    Proposal 4 — To change the total number of authorized shares of capital stock of the Combined Company to 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

(c)     Proposal 5 — To provide for each outstanding share of Class A Common Stock to be entitled to one vote per share, Class B Common Stock to be entitled to 10,000 votes per share and Class C Common Stock to be entitled to ten (10) votes per share.

(d)    Proposal 6 — To permit any action that is required or permitted to be taken by the stockholders of the Combined Company to be effected by written consent in lieu of a meeting until the Voting Threshold Date and provide that, after the Voting Threshold Date, no action shall be permitted to be taken by the stockholders of the Combined Company by written consent.

(e)     Proposal 7 — To require the affirmative vote of a supermajority of the holders of capital stock of the Combined Company for certain amendments to the Proposed Charter.

(iv)   Advisory Golden Parachute Proposal (Proposal 8) — To approve, on an advisory and non-binding basis, the “golden parachute” compensation payments that will or may be made by Gryphon to its named executive officers in connection with the Mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Advisory Golden Parachute Proposal is described in more detail in this proxy statement/prospectus under the heading “Advisory Golden Parachute Proposal (Proposal 8).”

(v)    The Plan Amendment Proposal (Proposal 9) — To approve, assuming the Stock Issuance Proposal and the Charter Proposal are approved, the 2025 Plan, in the form attached to this proxy statement/prospectus as Annex G. The Plan Amendment Proposal is described in more detail in this proxy statement/prospectus under the heading “The Plan Amendment Proposal (Proposal 9).”

(vi)   The Adjournment Proposal (Proposal 10) — To approve the adjournment of the Special Meeting to a later date or dates, if necessary, at the determination of the Gryphon Board or the chairman of the Special Meeting.

The above matters are more fully described in this proxy statement/prospectus. You are urged to carefully read and consider this proxy statement/prospectus in its entirety, including each of the annexes thereto and the accompanying financial statements provided herein.

The Gryphon Board has fixed July 25, 2025 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of Gryphon Common Stock at the close of business on the Record Date are entitled to notice of and to vote at, the Special Meeting. At the close of business on the Record Date, Gryphon had 82,132,669 shares of Gryphon Common Stock outstanding and entitled to vote at the Special Meeting.

The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of capital stock of Gryphon entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Charter Proposal. The approval of each of the other proposals requires the affirmative vote of a majority of the votes cast by the holders of Gryphon Common Stock, represented in person, online or by proxy and entitled to vote thereon at the Special Meeting.

Your vote is important. Even if you plan to virtually attend the Special Meeting, Gryphon requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting.

By Order of the Gryphon Board,
/s/ Steve Gutterman
Steve Gutterman Chief Executive Officer and Director
Las Vegas, Nevada
July 31, 2025

THE GRYPHON BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS IN THE BEST INTERESTS OF AND ADVISABLE TO, GRYPHON AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE GRYPHON BOARD UNANIMOUSLY RECOMMENDS THAT GRYPHON STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

References to Additional Information

Additional business and financial information about Gryphon can be found in documents previously filed by Gryphon with the SEC. You may obtain this information without charge through the SEC’s website (http://www.sec.gov) or upon your written or oral request by contacting the Secretary of Gryphon Digital Mining, Inc., 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144 or by calling (702) 945-2700.

To ensure timely delivery of these documents, any request should be made no later than August 20, 2025 to receive them before the Special Meeting.

For additional details about where you can find information about Gryphon, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

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About this proxy statement/prospectus

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 (File No. 333-287865) filed with the SEC by Gryphon, constitutes a prospectus of Gryphon under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules thereunder, with respect to shares of Class A Common Stock to be issued to ABTC stockholders pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement of Gryphon under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and a notice of meeting with respect to the Special Meeting.

Gryphon has supplied all the information contained in this proxy statement/prospectus relating to Gryphon and ABTC has supplied all information contained in this proxy statement/prospectus relating to ABTC. Gryphon and ABTC have both contributed to the information related to the Mergers contained in this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus. Gryphon and ABTC have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated July 31, 2025 and you should not assume that the information contained herein is accurate as of any date other than such date unless otherwise specified herein.

Neither the mailing of this proxy statement/prospectus to Gryphon stockholders nor the issuance of Class A Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

GLOSSARY OF TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, the following terms shall have the meanings below:

“$1.50 Warrants” means the warrants issued to Anchorage by Gryphon pursuant to the New Anchorage Agreements and exercised in full on a cashless basis on June 24, 2025.

“1940 Act” means the Investment Company Act of 1940.

“2024 Plan” means the Gryphon Digital Mining, Inc. 2024 Omnibus Incentive Plan.

“2024 Returning Shares” means shares of Gryphon Common Stock originally subject to an outstanding grant under the 2024 Plan that subsequently return to the Share Reserve and become available for issuance in connection with subsequent grants under the 2024 Plan.

“2024 Share Reserve” means the total number of shares reserved and available for issuance pursuant to the 2024 Plan.

“2025 Plan” means the amendment and restatement of the 2024 Plan, referred to as the Amended and Restated American Bitcoin Corp. 2025 Omnibus Incentive Plan.

“ABH” means American Bitcoin Holdings LLC, a wholly owned subsidiary of Hut 8.

“ABTC” means American Bitcoin Corp.

“ABTC Board” means the board of directors of ABTC.

“ABTC Class A Common Stock” means Class A Common Stock, par value $0.0001 per share, of ABTC.

“ABTC Class B Common Stock” means Class B Common Stock, par value $0.0001 per share, of ABTC.

“ABTC Class B Investor Designee” means the individual named as “ABTC Investors’ Designee” in the Investors’ Rights Agreement.

“ABTC Class B Investors” means the holders of ABTC Class B Common Stock, other than ABH.

“ABTC Common Stock” means ABTC Class A Common Stock and ABTC Class B Common Stock.

“ABTC Support Agreement” means the Voting and Support Agreement, dated as of May 9, 2025, between Gryphon and ABH.

“ABTC Stockholder Approval” means the approval by ABTC stockholders of (i) the adoption of the Merger Agreement and approval of the transactions contemplated thereby and (ii) the adoption and approval of certain other proposals related to the Mergers and the other transactions contemplated by the Merger Agreement.

“ABTC Written Consent” means ABTC Stockholder Approval in the form of an irrevocable written consent.

“ADC” means American Data Centers Inc., a Delaware corporation.

“Administrator” means the Compensation Committee of the Combined Company Board or the Combined Company Board acting as the Compensation Committee administering the 2025 Plan.

“Advisory Charter Proposals” means the non-binding advisory proposals presented in this proxy statement/prospectus regarding material differences between the Gryphon Charter and the Proposed Charter.

“Akerna” means the Company prior to the Akerna Business Combination.

“Akerna Business Combination” means the Akerna Merger together with the other transactions contemplated by the Akerna Merger Agreement.

“Akerna Closing” means the closing of the Akerna Business Combination.

“Akerna Closing Date” means February 9, 2024.

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“Akerna Merger” means the merger of Akerna Merger Sub with and into Legacy Gryphon, with Legacy Gryphon as the surviving company in the Akerna Merger and after giving effect to such merger, continuing as a wholly owned subsidiary of the Company.

“Akerna Merger Agreement” means the Agreement and Plan of Merger, dated January 27, 2023, as amended, by and among Gryphon, Akerna Merger Sub and Legacy Gryphon.

“Akerna Merger Sub” means Akerna Merger Co., a wholly-owned subsidiary of the Company.

“Amendment” means the Warrant Amendment, dated as of May 9, 2025, by and between Gryphon and Anchorage.

“Anchorage” means Anchorage Lending CA, LLC.

“Anchorage Loan” means the loan from Anchorage to Gryphon Opco pursuant to the Anchorage Loan Agreement.

“Anchorage Loan Agreement” means the Equipment Loan and Security Agreement, dated May 25, 2022, as amended on March 27, 2023, by and between Anchorage and Gryphon Opco.

“Anchorage Warrants” means the Pre-Funded Warrants and the $1.50 Warrants, all of which were exercised in full on a cashless basis on June 24, 2025.

“Annual Bonus” means Jessica Billingsley’s annual bonus pursuant to the Billingsley Agreement.

“ASC” means Financial Accounting Standards Board Accounting Standards Codification.

“Assignment and Amending Agreement” means the Assignment and Amending Agreement, dated effective May 29, 2025, by and among Gryphon, the Captus Purchaser, 2703444 Alberta Ltd., a Canadian corporation existing under the laws of the Province of Alberta (the “Captus Assignee”), and the Vendors.

“Assignment Side Agreement” means the Assignment Side Agreement, dated effective May 29, 2025, by and among Gryphon, the Captus Purchaser, the Captus Assignee, Harold Anderson, Paul Connolly, Mark Taylor and Steve Giacomin.

“ASU” means an Accounting Standards Update issued by FASB.

“ASU 2023-08” means ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.

“ATM” means the at-the-market offering by Gryphon pursuant to the ATM Agreement.

“ATM Agreement” means the At Market Issuance Sales Agreement, dated April 19, 2024, by and among Gryphon and Ladenburg Thalmann & Co. Inc., Kingswood Investments, a division of Kingswood Capital Partners, LLC, PI Financial (US) Corp. and ATB Capital Markets USA Inc.

“B. Riley Securities” means B. Riley Securities, Inc.

“Billingsley Agreement” means the Employment Agreement, dated June 17, 2019, by and between Akerna and Jessica Billingsley.

“Bitcoin miner” means Bitcoin mining computer.

“BitGo Prime” means BitGo Prime LLC.

“BitGo Trust” means BitGo Trust Company Inc.

“Bitmain” means Bitmain Technologies Limited.

“Blockfusion” means Blockfusion USA, Inc.

“Blockfusion Agreement” means the Co-Location Mining Services Agreement, dated December 1, 2024, between Gryphon and Blockfusion.

“Blockfusion MSA” means Master Services Agreement, dated December 1, 2024, by and between Gryphon and Blockfusion.

“BSA” means the U.S. Bank Secrecy Act.

“Bylaws” means the bylaws of Gryphon, as amended and restated.

“CAP” means compensation actually paid.

“Capitalization Adjustment” means the number of outstanding shares is changed or the value of the shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Combined Company or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), without consideration.

“Captus Agreement” means the Share and Unit Purchase Agreement, dated as of January 8, 2025, by and among Gryphon, 2670786 Alberta Ltd., a Canadian corporation and a wholly-owned subsidiary of Gryphon (the “Captus Purchaser”), and BTG Energy Corp., BTG Power Corp. and West Lake Energy Corp (together, the “Vendors”).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash Deposit” means a deposit in the aggregate of $600,000 that Gryphon is required to pay to Blockfusion under the Blockfusion Agreement.

“CEA” means the U.S. Commodities Exchange Act of 1936.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“CFTC Rules” means the CEA and the regulations promulgated by the CFTC thereunder.

“Chang Advisory” means Chang Advisory, Inc.

“Chang Agreement” means the Consulting Agreement, effective January 14, 2021, by and between Gryphon and Chang Advisory.

“CIC Severance” means the severance and benefits due to Steve Gutterman if he incurs a Qualifying Termination within 30 days prior to or 12 months following a change in control.

“Class I” means the Gryphon Board director class whose term will expire by Gryphon’s 2025 annual meeting of stockholders.

“Class II” means the Gryphon Board director class whose term will expire by Gryphon’s 2026 annual meeting of stockholders.

“Class III” means the Gryphon Board director class whose term will expire by Gryphon’s 2027 annual meeting of stockholders.

“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Combined Company.

“Class A Merger Consideration” means the shares of Class A Common Stock to be issued at the First Effective Time as consideration for the First Merger, as calculated pursuant to the terms set forth in the Merger Agreement.

“Class B Common Stock” means Class B common stock, par value $0.0001 per share of the Combined Company.

“Class B Merger Consideration” means the shares of Class B Common Stock to be issued at the First Effective Time as consideration for the First Merger, as calculated pursuant to the terms set forth in the Merger Agreement.

“Class B Stockholders” means the holders of Class B Common Stock and their respective officers, directors, directors of their subsidiaries, employees, agents, stockholders, members, managers, partners, representatives, affiliates or subsidiaries.

“Closing” means the closing of the Mergers.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means Internal Revenue Code of 1986, as amended.

“Code of Ethics” means Gryphon’s code of ethics applicable to its directors, officers and employees.

“Coinbase” means Coinbase Custody Trust Company, LLC.

“Coinmint” means Coinmint LLC.

“Coinmint Facility” means Coinmint’s hydro powered facility in Massena, New York.

“Combined Company” means Gryphon following the Mergers.

“Combined Company Board” means the board of directors of the Combined Company.

“Common Warrants” means warrants to purchase 6,941,856 shares of Common Stock at an exercise price of $1.50 per share, issued in connection with the SPA.

“Company” means Gryphon.

“Contributions” means the transactions contemplated by the Contribution and Stock Purchase Agreement dated March 31, 2025, by and between ABH and ADC, pursuant to which ABH contributed to ADC substantially all of the Bitcoin miners then wholly owned by Hut 8 and its affiliates, at an aggregate book value of approximately $120 million, in exchange for newly issued shares of ABTC Class B Common Stock representing, in the aggregate, 80.0% of the issued and outstanding capital stock of ADC.

“CST” means Continental Stock Transfer & Trust Company.

“DGCL” means the General Corporation Law of the State of Delaware.

“Director Agreement” means the Director Agreement, dated May 12, 2021, by and between Gryphon and Brittany Kaiser.

“Disqualifying Disposition” means a scenario where a grantee under the 2024 Plan disposes of shares issued upon exercise on an ISO either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise.

“DLLCA” means the Limited Liability Company Law of the State of Delaware.

“DOJ” means the United States Department of Justice.

“DPE Agreement” means the Debt Repayment and Exchange Agreement, dated October 25, 2025, by and among Gryphon, its direct and indirect subsidiaries, as applicable and Anchorage.

“EH/s” means exahash per second, which is a unit of measurement for measuring the speed at which cryptocurrency mining hardware operates.

“Equity Grant” means the time-based equity grant to Simeon Salzman covering 390,800 shares of Gryphon restricted stock.

“EV” means enterprise value.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the exchange ratio for shares of Class A Common Stock and Class B Common Stock to be issued to holders of ABTC Common Stock in the Mergers, as set forth in the Merger Agreement.

“Exclusivity Agreement” means the Exclusivity Agreement, dated March 31, 2025, by and between ABTC and Hut 8, providing that, until such time as both the MMSA and the MCSA (or any successor agreements) have expired or been terminated, Hut 8 and its affiliates will be the exclusive providers to ABTC of (i) hosting and colocation services with respect to all digital asset mining equipment owned by ABTC and (ii) digital asset mining operations services, whether pursuant to the MMSA or otherwise.

“Facility Fee” means the monthly facility fee that Gryphon is required to pay to Blockfusion under the Blockfusion Agreement.

“FASB” means the Financial Accounting Standards Board.

“FinCEN” means the Financial Crimes Enforcement Network.

“First Effective Time” means the effective time of the First Merger.

“First Merger” means the merger of Merger Sub Inc. with and into ABTC, with ABTC surviving such merger as a direct wholly owned subsidiary of Gryphon.

“First Merger Surviving Corporation” means ABTC following the First Merger.

“Foundry” means Foundry Digital LLC.

“Foundry USA Pool” means Foundry’s Bitcoin mining pool.

“FPPS” means Full Pay Per Share.

“FTC” means the Federal Trade Commission.

“FTX” means FTX Trading Ltd.

“Fully Diluted ABTC Common Stock” means, without duplication, the aggregate number of shares of ABTC Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of ABTC that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable).

“Fully Diluted Gryphon Common Stock” means, without duplication, the aggregate number of shares of Gryphon Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of Gryphon that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable).

“Gallie Initial Award” means the one-time equity grant to Eric Gallie of 500,000 RSUs of Gryphon.

“GPU” means graphics processing unit.

“Gryphon” means Gryphon Digital Mining, Inc.

“Gryphon Administrator” means the Compensation Committee or the Gryphon Board acting as the Compensation Committee administering the 2024 Plan.

“Gryphon Acquisition Proposal” means (i) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Gryphon or any of its subsidiaries with respect to assets that, taken together, constitute more than 15% of Gryphon’s consolidated assets, (ii) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Gryphon Common Stock or securities of Gryphon representing more than 15% of the voting power of Gryphon or (iii) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Gryphon), directly or indirectly, in one or more transactions, assets or businesses of Gryphon or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Gryphon, in each case, other than the transactions contemplated under the Merger Agreement.

“Gryphon Anchorage Support Agreement” means the Voting and Support Agreement, dated as of May 9, 2025, by and between ABTC and Anchorage.

“Gryphon Board” means Gryphon’s board of directors.

“Gryphon Charter” means the certificate of incorporation of Gryphon, as amended, restated or otherwise modified from time to time.

“Gryphon Common Stock” means shares of Gryphon common stock, par value $0.0001 per share.

“Gryphon D&O Support Agreements” means the Voting and Support Agreements, dated as of May 9, 2025, by and among ABTC and certain directors and officers of Gryphon.

“Gryphon Opco” means Gryphon Opco I LLC.

“Gryphon Recommendation” means the Gryphon Board’s recommendation that the Gryphon stockholders vote in favor of the Proposals described herein.

“Gryphon Recommendation Change” means the Gryphon Board or any committee thereof will fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to ABTC, the Gryphon Board’s recommendation, as described herein, that Gryphon’s stockholders vote in favor of the Proposals.

“Gryphon Stockholder Approval” means the approval of Gryphon stockholders of the Proposals.

“Gryphon Support Agreements” means the Gryphon D&O Support Agreements and the Gryphon Anchorage Support Agreement.

“Gutterman Agreement” means the Employment Agreement, dated September 17, 2024, by and between Gryphon and Steve Gutterman.

“Halving” means the process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to Bitcoin miners over time according to a pre-determined schedule.

“HPC” means high performance computing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act.

“Hut 8” means Hut 8 Corp.

“Incentive Stock Option Limit” means 15% of the total number of shares of Gryphon Common Stock outstanding at the Akerna Closing.

“Independent Directors” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, pursuant to the Nasdaq Corporate Governance Rules.

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of May 9, 2025, by and among Gryphon, ABTC and the ABTC Class B Investors.

“Ionic” means Ionic Digital Inc.

“ISOs” means incentive stock options.

“J/TH” means joules per Terahash, which is a unit of measurement for measuring the speed at which cryptocurrency mining hardware operates.

“KeyBank” means KeyBank National Association.

“Legacy Gryphon” means Ivy Crypto, Inc.

“LOC Deposit” means the cash deposit of $1,200,000 that Gryphon is required to pay to Blockfusion under the Blockfusion Agreement.

“Marshall & Stevens” means Marshall & Stevens Transaction Advisory Services LLC.

“Mawson” means Mawson Hosting LLC.

x

“Mawson Agreement” means the Master Co-Location Agreement, dated January 3, 2025, by and between Gryphon and Mawson.

“MCSA” means Master Colocation Services Agreement, dated March 31, 2025, by and between ABTC and US. Data Mining Group, Inc.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 9, 2025, by and among Gryphon, ABTC, Merger Sub Inc. and Merger Sub LLC.

“Merger Consideration” means the Class A Merger Consideration and the Class B Merger Consideration.

“Mergers” means the First Merger and the Second Merger.

“Merger Sub Inc.” means GDM Merger Sub I Inc.

“Merger Sub LLC” means GDM Merger Sub II LLC.

“Minimum Bid Price Rule” means the $1.00 minimum bid price requirement for the continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

“MMSA” means the Master Management Services Agreement, dated March 31, 2025, by and between ABTC and USDMG.

“MSA” means Master Services Agreement, dated August 19, 2021, by and between Gryphon and Sphere 3D.

“MVLS Requirement” means Nasdaq Listing Rule 5550(b)(2).

“MWh” means megawatt-hour.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Corporate Governance Rules” means the Rules of The Nasdaq Stock Market, LLC.

“New Anchorage Agreements” means the DPE Agreement, the New Loan Agreement, the Form of Pre-Funded Warrant and the Form of $1.50 Warrants.

“New Loan Agreement” means the Loan, Guaranty and Security Agreement, dated October 25, 2024, by and among Gryphon, its direct and indirect subsidiaries, as applicable and Anchorage.

“NOL” means net operating loss.

“Non-CIC Severance” means the severance and benefits due to Steve Gutterman under the Gutterman Agreement upon a Qualifying Termination of his employment.

“NSOs” means nonstatutory stock options.

“NYDIG” means New York Digital Investment Group.

“Okapi” means Okapi Partners.

“Offering” means the offering of Shares pursuant to the ATM.

“OTC Bulletin Board” means the former electronic quotation service provided by the Financial Industry Regulatory Authority for over-the-counter trade data for U.S. stocks.

“Other Grants” means other forms of grants valued in whole or in part by reference to or otherwise based on, shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value of the shares at the time of grant) may be granted either alone or in addition to other grants provided for in the 2025 Plan.

“Ownership Date” means July 28, 2025.

“Panel” means the Nasdaq Hearing Panel.

“Pink Sheets” means over-the-counter trading.

“Plan Administrator” means one or more Officers or Employees designated by the Committee to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

“PPP Loan” means the loan that Gryphon obtained from KeyBank pursuant to the Paycheck Protection Program under the CARES Act.

“Pre-Funded Warrants” means the warrants to purchase 3,530,198 shares of Gryphon Common Stock at an exercise price of $0.01 per share issued to Anchorage as part of the restructuring of the Anchorage Loan. These warrants were exercised in full on a cashless basis on June 24, 2025.

“Proposals” means the matters to be voted on at the Special Meeting by Gryphon stockholders.

“Proposed Bylaws” means the proposed amended and restated bylaws of the Combined Company to be effective as of the date of the Closing.

“Proposed Charter” means the proposed amended and restated certificate of incorporation of the Combined Company to be adopted prior to the Closing.

“PTO” means paid time off.

“PSUs” means performance stock units.

“Qualifying Termination” means a termination of Steve Gutterman’s employment under the Gutterman Agreement by Gryphon without “cause” or by Mr. Gutterman for “good reason,” each as defined in the Gutterman Agreement.

“Record Date” means July 25, 2025.

“Registration Statement” means the registration statement of which this proxy statement/prospectus forms a part that is filed with the SEC.

“Related Agreements” means certain additional agreements entered into or to be entered into pursuant to the Merger Agreement.

“Required Proposals” means the Stock Issuance Proposal and the Charter Proposal.

“Restricted Stock” means shares that are subject to certain specified restrictions.

“Restructured Loan” means the new $5 million loan from Anchorage pursuant to the New Loan Agreement.

“RSUs” means restricted stock units.

“Sales Agents” means Ladenburg Thalmann & Co. Inc., Kingswood Investments, a division of Kingswood Capital Partners, LLC, PI Financial (US) Corp. and ATB Capital Markets USA Inc.

“Sales Agreement” means the ATM Agreement and the Terms Agreement.

“Salzman Agreement” means the executive employment agreement, dated June 19, 2023, by and between Gryphon and Simeon Salzman.

“SARs” means stock appreciation rights.

“SBA” means the Small Business Administration.

“SEC” means the Securities and Exchange Commission.

“Second Effective Time” means the effective time of the Second Merger.

“Second Merger” means the merger of the First Merger Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger as a direct wholly owned subsidiary of Gryphon.

“Securities Act” means the Securities Act of 1933.

“Shared Services Agreement” means the Services Agreement, dated March 31, 2025, by and between ABTC and USDMG.

“Share Reserve” means the total number of shares reserved and available for issuance pursuant to the 2025 Plan.

“Shares” means shares of Gryphon Common Stock having an aggregate offering price of up to $70,000,000 that may be sold under the ATM Agreement.

“SIPC” means the Securities Investor Protection Corporation.

“SPA” means the Securities Purchase Agreement, dated January 13, 2025, by and among Gryphon and several institutional and accredited investors and certain directors and officers of Gryphon.

“Special Meeting” means the special meeting of Gryphon stockholders being held to vote on the Proposals.

“Sphere 3D” means Sphere 3D Corp.

“Substitute Grant” means an award under the 2024 Plan or 2025 Plan, as applicable, that is made to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise.

“Superior Proposal” has the meaning set forth in the section titled “The Merger Agreement — No Solicitation by Gryphon.”

“Target Bonus” means Jessica Billingsley’s target Annual Bonus pursuant to the Billingsley Agreement.

“Tax Related Items” means the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax or other tax-related items related to a grantee’s participation in the 2024 Plan or 2025 Plan, as applicable and legally applicable to a grantee thereunder.

“Ten Percent Holder” means a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Combined Company or of any parent or subsidiary.

“Term” means the term of the Blockfusion Agreement.

“Terms Agreement” means the Terms Agreement, dated April 19, 2025, by and between the Company and Ladenburg Thalmann & Co. Inc.

“TSR” means total shareholder return.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“USAA” means United Services Automobile Association.

“USDMG” means U.S. Data Mining Group, Inc., a Nevada corporation and a wholly owned subsidiary of Hut 8.

“U.S. Holders” see the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences.”

“Voting Covenant Expiration Date” means the termination of the Gryphon Anchorage Support Agreement.

“Voting Threshold Date” means the date at which the holders of Class B Common Stock cease to represent at least 50% of total voting power of the outstanding shares of capital stock of the Combined Company then entitled to vote generally in the election of directors.

“VWAP” means Volume Weighted Average Pricing.

EXPLANATORY NOTE

Gryphon

On February 9, 2024, Gryphon, consummated a business combination (the “Akerna Business Combination”) pursuant to the Akerna Merger Agreement by and among the Company, Akerna Merger Sub and Legacy Gryphon, following approval thereof at a special meeting of the Company’s stockholders held on January 29, 2024.

Pursuant to the terms of the Akerna Merger Agreement, a business combination between the Company and Legacy Gryphon was effected through the merger of Akerna Merger Sub with and into Legacy Gryphon, with Legacy Gryphon as the surviving company in the Akerna Merger and after giving effect to such merger, continuing as a wholly owned subsidiary of the Company. On the date on which the Akerna Business Combination closed (the “Akerna Closing Date”), the registrant changed its name from Akerna Corp. to Gryphon Digital Mining, Inc. Additionally, on the Akerna Closing Date, immediately following the closing of the Akerna Business Combination (the “Akerna Closing”), the Company sold its legacy business to MJ Acquisition Corp. pursuant to that certain securities purchase agreement dated April 28, 2023, as amended, by and among the Company, Akerna Canada Ample Exchange Inc. and MJ Acquisition Corp.

The audited financial statements of Gryphon for the year ended December 31, 2023 included herein are those of Legacy Gryphon and its consolidated subsidiaries, which is considered the Company’s accounting predecessor, prior to the Akerna Business Combination and the name change.

ABTC

ABTC, formerly known as American Data Centers Inc. (“ADC”), was incorporated in the state of Delaware in November 2024. On March 31, 2025, Hut 8, ADC, and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Contribution Agreement”), pursuant to which Hut 8 contributed to ADC substantially all of Hut 8’s wholly-owned Bitcoin miners, representing the business of ABTC, in exchange for newly issued shares of Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Contributions”). In connection with the Contributions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Hut 8.

Until the effectiveness of the Contributions on March 31, 2025, ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment and not as a standalone company. ABTC’s combined financial statements for the year ended December 31, 2024 and ABTC’s condensed combined financial statements for the three months ended March 31, 2025, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. Following the effectiveness of the Contributions on March 31, 2025, ABTC began operating as a standalone entity with its own accounting and financial records. For additional information on the basis of presentation of ABTC’s financial statements and results of operations, see “ABTC Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation.”

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding the Mergers, the other proposed transactions contemplated thereby and future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.

These forward-looking statements include, but are not limited to, statements concerning the following:

•        Gryphon’s ability to solicit a sufficient number of proxies to approve the Mergers and other matters related to the Closing;

•        expectations related to the terms and timing of the Closing, including whether the conditions to the Closing will be satisfied and whether the Closing will occur at all;

•        the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement;

•        Gryphon’s continued listing on the Nasdaq until the Closing;

•        the expected benefits of and potential value created by the Mergers;

•        expectations related to the projected capitalization of the Combined Company following the Closing;

•        the plans, strategies and objectives of Gryphon’s and ABTC’s management with respect to the approval of the Mergers and the Closing;

•        Gryphon’s ability to control and correctly estimate its operating expenses and its expenses associated with the Mergers;

•        the timing for the effectiveness of the Gryphon reverse stock split (as defined herein) and the anticipated benefits of the Gryphon reverse stock split;

•        potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Mergers;

•        any statements of the plans, strategies and objectives of future operations of Gryphon, ABTC and the Combined Company;

•        concerning proposed new services or developments for Gryphon, ABTC and the Combined Company;

•        the business, operations, economic conditions and financial performance of Gryphon, ABTC and the Combined Company;

•        concerning the attraction and retention of highly qualified personnel for Gryphon, ABTC and the Combined Company;

•        concerning future hardware or network investments to scale ABTC’s mining capacity;

•        ABTC’s and the Combined Company’s ability to maintain and grow its Bitcoin reserve;

•        the ability of Gryphon and ABTC to protect their intellectual property rights;

•        any statements regarding expectations concerning Gryphon’s, ABTC’s and the Combined Company’s relationships and actions with third parties;

•        the ability to obtain and/or maintain the listing on Nasdaq of the Class A Common Stock following the Mergers;

•        the multi-class structure of the Combined Company’s capital structure;

•        the Combined Company’s ability to compete with existing and new competitors in existing and new markets and offerings;

•        the Combined Company’s ability to acquire new businesses or pursue strategic transactions;

•        global and domestic economic conditions and their impact on the financial performance and operations of Gryphon, ABTC and the Combined Company; and

•        future regulatory, judicial and legislative changes in Gryphon’s, ABTC’s and the Combined Company’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Gryphon nor ABTC can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Gryphon or ABTC, as applicable. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. These statements are based upon information available as of the date of this prospectus and while Gryphon or ABTC, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all, obtain stockholder approval for the Mergers; uncertainties as to the timing of the Closing; risks related to Gryphon’s and ABTC’s ability to correctly estimate their operating expenses and their expenses associated with the Mergers; competitive responses to the Mergers; unexpected costs, charges or expenses resulting from the Mergers; potential adverse reactions or changes to business relationships resulting from the announcement or the Closing; and legislative, regulatory, political and economic developments. There may be additional risks and uncertainties that Gryphon and ABTC consider immaterial or which are currently unknown. It is not possible to predict or identify such risks and uncertainties. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive or exclusive and should be read in conjunction with statements that are included herein and elsewhere. Further information concerning Gryphon, ABTC, the Combined Company and the Mergers may emerge from time to time.

For a discussion of the factors that may cause Gryphon’s, ABTC’s or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements or for a discussion of risks associated with Gryphon, ABTC, the Combined Company, the ability of Gryphon and ABTC to complete the Mergers and the effect of the Mergers on the business of Gryphon, ABTC and the Combined Company, see the section titled “Risk Factors” in this proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Gryphon, ABTC or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Gryphon and ABTC do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by the federal securities laws.

TRADEMARK NOTICE

Each of Gryphon and ABTC use various trademarks and trade names in their business, including, without limitation, their respective corporate names and logos. This proxy statement/prospectus and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by Gryphon, ABTC or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus and the information incorporated by reference herein, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that Gryphon or ABTC, as applicable, will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensor to these trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this proxy statement/prospectus are the property of their respective owners. Neither Gryphon nor ABTC intends the use or display of other companies’ trade names, trademarks or service marks to imply a relationship with or endorsement or sponsorship of or by either of these other companies.

QUESTIONS AND ANSWERS ABOUT THE MERGERS

The following section provides answers to frequently asked questions about the Mergers. This section, however, provides only summary information and may not address all questions that may be important to you. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections. You are urged to read this proxy statement/prospectus, including the annexes and other documents referred to herein, in its entirety. The following information and all other information contained in this proxy statement/prospectus does not give effect to the Gryphon reverse stock split (as defined herein).

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a Gryphon stockholder as of the Record Date and you are entitled to vote to approve the matters set forth herein. This document serves as:

•        a proxy statement of Gryphon used to solicit proxies by the Gryphon Board for the Special Meeting to vote on the matters set forth herein; and

•        a prospectus of Gryphon used to offer shares of Combined Company Common Stock to be issued as consideration for Gryphon’s acquisition of ABTC in the Mergers.

Gryphon stockholders are being asked to consider and vote upon Proposals to approve the issuance of Combined Company Common Stock and approve a new amended and restated certificate of incorporation of the Combined Company, each as contemplated by the Merger Agreement, among other Proposals. Upon the Closing, ABTC will become a wholly owned subsidiary of Gryphon and the Combined Company will change its name to “American Bitcoin Corp.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Mergers and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

THE VOTE OF GRYPHON STOCKHOLDERS IS IMPORTANT. GRYPHON STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND THE OTHER DOCUMENTS REFERRED TO HEREIN IN THEIR ENTIRETY AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL MEETING.

Q:     What is ABTC?

A:     ABTC is a Bitcoin accumulation vehicle focused on building America’s Bitcoin infrastructure backbone through efficient Bitcoin mining, building a strategic Bitcoin reserve and supporting the growth of the Bitcoin ecosystem. See “ABTC’s Business” and “ABTC Management’s Discussion and Analysis of Financial Condition and Results of Operations” for important business and financial information regarding ABTC.

Q:     What proposals are stockholders of Gryphon being asked to vote upon?

A:     Stockholders of Gryphon are being asked to vote upon the following Proposals:

(i)     The Stock Issuance Proposal (Proposal 1) — To approve (a) the issuance of Combined Company Common Stock, which will represent more than 20% of the shares of Gryphon Common Stock outstanding immediately prior to the Mergers, to stockholders of ABTC as Merger Consideration pursuant to the terms of the Merger Agreement and the transactions contemplated therein and (b) the change of control resulting from such issuance and the Mergers, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

(ii)    The Charter Proposal (Proposal 2) — To approve and adopt, assuming the Stock Issuance Proposal is approved, the proposed amended and restated certificate of incorporation of the Combined Company in the form attached to this proxy statement/prospectus as Annex B.

(iii)   Advisory Charter Proposals (Proposals 3 – 7) — To approve, on an advisory and non-binding basis, five separate proposals to approve certain governance provisions in the Proposed Charter.

(iv)   Advisory Golden Parachute Proposal (Proposal 8) — To approve, on an advisory and non-binding basis, the “golden parachute” compensation payments that will or may be made by Gryphon to its named executive officers in connection with the Mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

(v)    The Plan Amendment Proposal (Proposal 9) — To approve, assuming the Stock Issuance Proposal and the Charter Proposal are approved, the 2025 Plan, in the form attached to this proxy statement/prospectus as Annex G.

(vi)   The Adjournment Proposal (Proposal 10) — To approve the adjournment of the Special Meeting to a later date or dates, if necessary, at the determination of the Gryphon Board or the chairman of the Special Meeting.

Q:     How does the Gryphon Board recommend that I vote?

A:     The Gryphon Board recommends that you vote “FOR” each of the Proposals.

Q:     What interests do Gryphon’s current directors and officers have in the Mergers?

A:     In considering the recommendation of the Gryphon Board to vote in favor of the Proposals, holders of Gryphon Common Stock should be aware that, aside from their interests as stockholders, Gryphon’s directors and officers may have interests in the Mergers that are different from, or in addition to, those of Gryphon’s other stockholders generally. Gryphon’s directors were aware of and considered these interests, among other matters, in evaluating the Mergers, and in recommending that the Gryphon stockholders approve the Proposals. These interests include, among other things, the fact that:

•        based on the terms of his employment agreement, Steve Gutterman, the Company’s Chief Executive Officer, will be entitled to receive a total value of approximately $2,290,794 in connection with the Closing, which consists of (i) $737,164 as part of severance payments under his employment agreement and (ii) approximately $1,553,630 in value associated with the accelerated vesting of outstanding unvested restricted stock units;

•        based on the terms of his employment agreement, Simeon Salzman, the Company’s Chief Financial Officer, will be entitled to receive a total value of approximately $412,500 in connection with the Closing, which consists of a severance payment under his employment agreement that is payable in twelve equal monthly installments;

•        based on the terms of his employment agreement, Eric Gallie, the Company’s Senior Vice President, Energy, will be entitled to receive a total value of approximately $835,000 in connection with the Closing, which consists of (i) $250,000 as part of severance payments under his employment agreement, payable in twelve equal monthly installments and (ii) approximately $585,000 in value associated with the accelerated vesting of outstanding unvested restricted stock units; and

•        Gryphon’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Mergers and pursuant to the terms of the Merger Agreement.

These interests may have influenced the Gryphon Board in making their recommendation that you vote in favor of the Proposals. The Gryphon Board determined that the overall benefits expected to be received by Gryphon and its stockholders in the Mergers outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Gryphon Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Gryphon with any other business or businesses, and (ii) these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Q:     Did the Gryphon Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Mergers?

A:     Yes. Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) provided the Gryphon Board a fairness opinion which concluded that, as of the date of its opinion and based on and subject to the assumptions, qualifications and other matters set forth therein, the Merger Consideration to be issued by Gryphon in the Mergers was fair, from a financial point of view, to Gryphon. See “The Mergers — Opinion of Marshall & Stevens” for additional information regarding the scope, assumptions made, procedures followed, matters considered, qualifications and limitations of the review undertaken and other matters considered by Marshall & Stevens in connection with the preparation of its fairness opinion.

Q:     Are any of the proposals conditioned on one another?

A:     Yes. The Stock Issuance Proposal and the Charter Proposal are conditioned on one another and are referred to collectively herein as the “Required Proposals.” The remaining Proposals, consisting of the Advisory Charter Proposals, the Plan Amendment Proposal, the Advisory Golden Parachute Proposal and the Adjournment Proposal are not Required Proposals. Unless the Stock Issuance Proposal is approved, the other Proposals, including the Charter Proposal, will not be presented to the stockholders of Gryphon at the Special Meeting, because they are conditioned on the approval of the Stock Issuance Proposal. The approval of the Required Proposals are conditions to the Closing. It is important for you to note that if the Stock Issuance Proposal and the Charter Proposal do not receive the requisite vote for approval, Gryphon will not consummate the Mergers.

Q:     When and where will the Special Meeting take place?

A:     The Special Meeting will be held on Wednesday, August 27, 2025, at 10:00 a.m. Eastern Time, virtually via the Internet at https://www.cstproxy.com/gryphondigitalmining/bc2025 or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Q:     What are the Mergers?

A:     Subject to the satisfaction or waiver of the conditions to the Closing set forth in the Merger Agreement:

•        Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as a direct, wholly owned subsidiary of Gryphon; and

•        immediately after the First Merger, ABTC will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Gryphon.

For details and more information please see the sections titled “The Mergers” and “The Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:     What will ABTC stockholders receive in the Mergers?

A:     Upon completion of the First Merger, each share of ABTC Class A Common Stock and ABTC Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock and ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, respectively, equal to the Exchange Ratio set forth in the Merger Agreement.

The Exchange Ratio will be determined at the Closing and is subject to change based on the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing. For additional information regarding the Exchange Ratio and the resulting number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers, see the section of this proxy statement/prospectus titled “The Mergers — Merger Consideration — Exchange Ratio Calculation.”

Q:     What are the U.S. federal income tax consequences of the Mergers to ABTC stockholders?

A:      As discussed more fully in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences,” the Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Mergers so qualify, U.S. Holders (as described in more detail in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences”) that exchange their shares of ABTC Common Stock for Combined Company Common Stock will not recognize gain or loss on the exchange. Each holder of ABTC Common Stock should read the discussion set forth in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences” and should consult their tax advisor with respect to the U.S. federal, state and local and non-U.S. tax considerations of the Mergers to them in light of their particular circumstances.

Q:     What are the U.S. federal income tax consequences of the Mergers to Gryphon stockholders?

A:     Gryphon stockholders will not sell, exchange or dispose of any Gryphon Common Stock in the Mergers. Thus, there will be no U.S. federal income tax consequences to Gryphon stockholders upon the Closing.

Q:     What equity stake will current Gryphon stockholders hold in the Combined Company immediately after the Closing?

A:     Irrespective of the final calculation of the Exchange Ratio described above, Gryphon stockholders will experience significant dilution as a result of the Mergers. Upon the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis.

Q:     Why are Gryphon and ABTC proposing to merge?

A:     Gryphon and ABTC believe that combining the two companies will result in a company focused on building the world’s largest, most efficient pure-play Bitcoin miner alongside a robust strategic Bitcoin reserve. For a more complete description of the reasons for the Mergers, please see the sections of this proxy statement/prospectus titled “The Mergers — Gryphon’s Reasons for the Approval of the Mergers” and “The Mergers — ABTC’s Reasons for the Approval of the Mergers.”

Q:     What will happen to Gryphon if, for any reason, the Mergers do not close?

A:     Gryphon has invested significant time and incurred and expects to continue to incur, significant expenses related to the Mergers. In the event the Mergers do not close, Gryphon will have a limited ability to continue its current operations. Although the Gryphon Board may elect, among other things, to attempt to complete another strategic transaction if the Mergers do not close, the Gryphon Board may instead take steps necessary to liquidate or dissolve Gryphon’s business and assets if a viable alternative strategic transaction is not available. If Gryphon decides to dissolve and liquidate its assets, Gryphon would be required to pay all of its contractual obligations and to set aside certain reserves for potential future claims and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left, if any, to distribute to its stockholders after paying the obligations of Gryphon and setting aside funds for reserves.

Further, if the Merger Agreement is terminated under certain circumstances relating to alternative transactions, Gryphon may be required to pay a termination fee of $5,000,000 to ABTC, in addition to certain fees and expenses of ABTC incurred in connection with the transactions contemplated by the Merger Agreement. These provisions could discourage a potential third party acquiror from considering or proposing an acquisition transaction, even if it were prepared to pay a higher price than what would be received in the Mergers. These provisions might also result in a potential third party acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $5,000,000 termination fee and additional ABTC fees and expenses that may become payable. See “Risk Factors — Risks Related to the Mergers — Failure to complete the Mergers may result in Gryphon paying a termination fee to ABTC, which could significantly harm the price of the Gryphon Common Stock and Gryphon’s future business and operations,” “Risk Factors — Risks Related to the Mergers — Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement” and “The Merger Agreement — Termination Fee.”

Q:     What conditions must be satisfied to complete the Mergers?

A:     In addition to approval of the Required Proposals, there are a number of closing conditions contained in the Merger Agreement, including the adoption of the Merger Agreement and approval of the Mergers by the ABTC stockholders. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Mergers, see the section titled “The Merger Agreement — Conditions to the Closing.”

Q:     Why is Gryphon seeking stockholder approval to issue shares of Combined Company Common Stock to existing stockholders of ABTC in the Mergers?

A:     Because the Gryphon Common Stock is listed on Nasdaq, Gryphon is subject to Nasdaq’s rules. Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities (i) have or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Accordingly, under Nasdaq Rule 5635(a), the issuance of the Combined Company Common Stock as Merger Consideration in the Mergers requires Gryphon stockholder approval.

Additionally, under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, under Nasdaq Rule 5635(b), the issuance of the Combined Company Common Stock as Merger Consideration in the Mergers will result in a “change of control” of Gryphon.

Gryphon expects to issue up to approximately 7,022,405,992 shares of Combined Company Common Stock in connection with the Mergers (consisting of 1,256,317,056 shares of Class A Common Stock and 5,766,088,936 shares of Class B Common Stock), representing greater than 20% of Gryphon’s voting stock outstanding prior to the issuance. Accordingly, Gryphon is seeking stockholder approval of the issuance pursuant to the Merger Agreement under the Nasdaq rules.

Q:     Will the Combined Company Common Stock trade on an exchange?

A:     Shares of Gryphon Common Stock are currently listed on Nasdaq under the symbol “GRYP.” Gryphon has filed an initial listing application for the Class A Common Stock with the Nasdaq Stock Market LLC. Before the Closing, Gryphon will file the Proposed Charter with the Secretary of State of the State of Delaware and the issued and outstanding shares of Gryphon Common Stock will be reclassified into fully paid and nonassessable shares of Class A Common Stock.

After Closing, Gryphon will be renamed “American Bitcoin Corp.” and it is expected that the Class A Common Stock will trade on Nasdaq under the symbol “ABTC.” It is a condition to the Closing that Gryphon will receive confirmation from Nasdaq that the Class A Common Stock has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Gryphon will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Mergers will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, Gryphon will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Mergers. Accordingly, you are advised that Gryphon stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the Special Meeting. For more information, please see the section entitled “Risk Factors — Risks Related to the Combined Company — Failure by the Combined Company to comply with the initial and continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the Closing of the Mergers and could result in a delisting of the Class A Common Stock subsequent to the Closing.”

On July 30, 2025, the last trading day before the date of this proxy statement/prospectus, the closing price of Gryphon Common Stock was $1.00 per share as reported on Nasdaq.

Q:     How many votes do I have at the Special Meeting?

A:     Each share of Gryphon Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting. As of the close of business on the Record Date, there were 82,132,669 shares of Gryphon Common Stock outstanding.

Q:     What vote is required to approve the Proposals presented at the Special Meeting?

A:     Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of capital stock of Gryphon entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Charter Proposal. The approval of each of the other Proposals requires the affirmative vote of a majority of the votes cast by the holders of Gryphon Common Stock represented in person, online or by proxy and entitled to vote thereon at the Special Meeting.

If the Required Proposals are not approved, the other Proposals will not be presented to the Gryphon stockholders for a vote, although the Adjournment Proposal may be presented. The approval of the Required Proposals are conditions to the Closing.

Certain Gryphon stockholders who in the aggregate owned approximately 19.29% of the outstanding shares of Gryphon Common Stock as of May 9, 2025 have entered into voting and support agreements with ABTC, pursuant to which such stockholders have, among other things, agreed to vote in favor of the Proposals and certain other matters at any meeting of Gryphon’s stockholders (or any adjournment or postponement thereof), subject to the terms of such agreements. For more information, see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements.”

Q:     What constitutes a quorum at the Special Meeting?

A:     A quorum will be present at the Special Meeting if a majority of the shares of Gryphon Common Stock issued and outstanding and entitled to vote at the Special Meeting is represented in person, online or by proxy at the Special Meeting. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the Record Date, 41,066,335 shares of Gryphon Common Stock would be required to achieve a quorum.

Q:     Do ABTC’s stockholders need to approve the Mergers?

A:     Yes. The affirmative vote of a majority of the voting power of the issued and outstanding ABTC Common Stock is required to adopt the Merger Agreement and approve transactions contemplated thereby, including the Mergers.

Pursuant to the Merger Agreement, ABTC has agreed, as promptly as reasonably practicable after the Registration Statement (as described in more detail in the section titled “The Merger Agreement — Filing of Registration Statement”) becomes effective under the Securities Act, to obtain the requisite approval of the ABTC stockholders in the form of an irrevocable written consent.

Concurrently with the execution of the Merger Agreement, American Bitcoin Holdings LLC (“ABH”), an ABTC stockholder, entered into a voting and support agreement with Gryphon (the “ABTC Support Agreement”) pursuant to which ABH has agreed to vote its shares of ABTC Common Stock in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby. As of the date of this proxy statement/prospectus, ABH holds approximately 80.0% of the aggregate voting power of the issued and outstanding shares of ABTC Common Stock.

For more information, see the sections titled “The Merger Agreement — Efforts to Obtain Stockholder Approvals” and “Agreements Related to the Merger Agreement — ABTC Support Agreement.”

Q:     What interests do ABTC’s current directors and officers have in the Mergers?

A:     ABTC’s directors and officers have interests in the Mergers that are different from or in addition to (and which may conflict with) those of Gryphon stockholders generally. These interests include, among other things, the fact that:

•        certain ABTC stockholders affiliated with ABTC’s directors currently hold shares of ABTC capital stock and ABH, which is a wholly owned subsidiary of Hut 8, beneficially owns a majority of the voting power of the outstanding ABTC Common Stock. Asher Genoot, a director of ABTC, is the Chief Executive Officer of ABH and Hut 8 and Michael Ho, a director and the Executive Chairman of ABTC, is the Chief Strategy Officer of ABH and Hut 8;

•        all of ABTC’s directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the Closing;

•        certain members of the ABTC board of directors (the “ABTC Board”) and certain of ABTC’s executive officers are entitled to or are expected to receive, compensation and benefits in connection with their service to ABTC and the Combined Company; and

•        the amended and restated certificate of incorporation of ABTC, the amended and restated bylaws of ABTC and the Proposed Charter and Proposed Bylaws (as described herein) contain or will contain indemnification obligations pursuant to which ABTC’s or the Combined Company’s directors and executive officers, as applicable, are indemnified for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of ABTC or the Combined Company, as applicable.

For more information, please see the sections titled “Risk Factors” and “The Mergers — Interests of ABTC’s Directors and Officers in the Mergers,” “Management Following the Mergers,” “ABTC Executive and Director Compensation,” “Beneficial Ownership of ABTC” and “The Charter Proposal (Proposal 2)” of this proxy statement/prospectus for a further discussion of these interests.

Q:     Will the management of the Combined Company change in connection with the Closing?

A:     Each of the executive officers and directors of Gryphon will resign at the Closing. It is anticipated that the executive officers of ABTC will serve as the executive officers of the Combined Company and each of Michael Ho, Michael Broukhim, Asher Genoot, Justin Mateen and Richard Busch will be appointed to serve as directors of the Combined Company. For additional information, please see the section titled “Management Following the Mergers.”

Q:     What happens if I sell my shares of Gryphon Common Stock before the Special Meeting?

A:     The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Gryphon Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Special Meeting. If you transfer your shares of Gryphon Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting.

Q:     Do I have appraisal or dissenters’ rights in connection with the proposed Mergers?

A:     Gryphon stockholders do not have appraisal or dissenters’ rights under the Delaware General Corporation Law (“DGCL”) in connection with the Mergers.

Q:     What happens if the Mergers are not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Merger Agreement — Termination of the Merger Agreement” for information regarding the parties’ specific termination rights.

Q:     When are the Mergers expected to be completed?

A:     Under the Merger Agreement, the Closing will occur on the second business day after the date on which the conditions to the Closing set forth in the Merger Agreement have been satisfied or waived or at such other time and date as may be agreed in writing between Gryphon and ABTC. The Mergers are anticipated to close in the third quarter of 2025, but the exact timing cannot be predicted.

For a description of the conditions to the Closing, see the section titled “The Merger Agreement — Conditions to the Closing.”

Q:     What do I need to do now?

A:     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the annexes and the other documents referred to herein and to consider how the Mergers will affect you as a stockholder. You should then submit a proxy to vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, submit your voting instructions on the voting instruction form provided by the broker, bank or nominee.

Q:     What is a proxy?

A:     A proxy is a legal designation of another person to vote the stock you own. If you designate someone as your proxy in a written document, that document is also called a “proxy” or a “proxy card.” If you are a stockholder of record of shares of Gryphon Common Stock as of the close of business on the Record Date and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Gryphon’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Steve Gutterman and Simeon Salzman.

Q:     What is the difference between holding shares as a stockholder of record and as a beneficial holder?

A:     If your shares of Gryphon Common Stock are registered directly in your name with Continental Stock Transfer & Trust Company (“CST”), you are considered the stockholder of record with respect to those shares and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).    For shares of Gryphon Common Stock held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Gryphon Common Stock are voted.

Shares in “street name.”    For shares of Gryphon Common Stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:     How do I vote?

A:     If you are a stockholder of record of Gryphon as of July 25, 2025, the Record Date, you may submit your proxy before the Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/gryphondigitalmining/bc2025. You will need the control number that is printed on your proxy card to enter the Special Meeting. Gryphon recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, Gryphon will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Charter Proposal. Assuming a quorum is present, abstentions will have no effect on the other Proposals.

All of the Proposals are considered “non-discretionary,” non-routine items under applicable stock exchange rules. As a result, if you hold your shares in “street name” and you do not give voting instructions to your broker, bank or other nominee, then your broker, bank or other nominee cannot vote your Gryphon shares during the Special Meeting and your shares will not be considered present and entitled to vote at the Special Meeting for purposes of establishing a quorum.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by Gryphon without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxy holders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether or not you plan to attend the Special Meeting, please read this proxy statement/prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Gryphon believes that each of the Proposals is non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the Proposals presented at the Special Meeting.

A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Because the Proposals are non-discretionary proposals, it is not expected that there will be any broker non-votes at the Special Meeting.

Q:     What are broker non-votes and do they count for determining a quorum?

A:     Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its clients with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Gryphon does not believe that any of the Proposals are “routine” matters for which brokers have discretionary authority to vote. Accordingly, it is not expected that there will be any broker non-votes at the Special Meeting.

However, if there are any broker non-votes, they will not be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” or “shares entitled to vote,” and will therefore have no effect on Proposal Nos. 1, 3, 4, 5, 6, 7, 8 and 9 and will have the effect of a vote “AGAINST” Proposal No. 2.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes, unless your vote is subject to a support agreement. If you are a holder of record of Gryphon Common Stock as of the close of business on the Record Date and submit a proxy by mail or otherwise and your vote is not subject to a support agreement, you can change your vote or revoke your proxy before it is voted at the Special

Meeting by sending a later-dated, signed proxy card to Gryphon’s secretary (at Gryphon Digital Mining, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144, Attention: Secretary) so that it is received by Gryphon’s secretary prior to the Special Meeting or attend the Special Meeting in person online and vote (although attending the Special Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Gryphon’s secretary, which must be received by Gryphon’s secretary prior to the Special Meeting. If you are a beneficial owner of Gryphon Common Stock as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     Where will I find the voting results of the Special Meeting?

A:     The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days of the Special Meeting and following certification of the voting results, Gryphon will file a Current Report on Form 8-K with the final voting results of the Special Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     Gryphon will pay the cost of soliciting proxies for the Special Meeting. Gryphon has engaged Okapi to assist in the solicitation of proxies for the Special Meeting. Gryphon has agreed to pay Okapi a fee of $17,500, plus a per-call fee and performance fee in connection with the services relating to the Special Meeting. Gryphon will reimburse Okapi for reasonable out-of-pocket expenses and will indemnify Okapi and its affiliates against certain claims, liabilities, losses, damages and expenses. Gryphon will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Gryphon Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the Gryphon Common Stock and in obtaining voting instructions from those owners. Gryphon’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person online. Such banks, brokers and other custodians, nominees and fiduciaries will not be paid any additional amounts for soliciting proxies.

Q:     Are there risks that I should consider as a Gryphon stockholder in deciding how to vote?

A:     Yes, you should read and carefully consider the risk factors set forth in the section titled “Risk Factors” and the documents included and incorporated by reference in this proxy statement/prospectus, which set forth certain risks and uncertainties related to the Mergers, risks and uncertainties to which the Combined Company will be subject and risks and uncertainties to which each of Gryphon and ABTC, as independent companies, are subject.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact our proxy solicitor at:

Okapi Partners
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 305-0857
E-mail: info@okapipartners.com

To obtain timely delivery, Gryphon stockholders must request the materials no later than August 20, 2025.

You may also obtain additional information about Gryphon from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

Prospectus Summary

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Mergers and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section titled “Where You Can Find More Information.”

The Companies

Gryphon

Traditionally, Gryphon’s revenue model was to mine and hold Bitcoin and sell only the Bitcoin necessary to pay its operating expenses and to reinvest in operational expansion. Founded in October 2020, Gryphon is based in Las Vegas, Nevada. Gryphon commenced its digital assets mining operations in September 2021.

Gryphon operates approximately 5,880 Bitcoin mining computers (“Bitcoin miners”), which it purchased from Bitmain Technologies Limited (“Bitmain”) that Gryphon has installed at a third-party hosted mining data center located in Pennsylvania. Revenue generated by the mining of Bitcoin is measured on a dollar per megawatt-hour (“MWh”) basis and is variable based on the price of Bitcoin, the measure of difficulty, transaction volume and global hashrate.

Gryphon is a Delaware corporation. Its principal executive offices are located at 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144, its telephone number is (702) 945-2700 and its website is www.gryphon.com. The information contained on or that can be accessed through, Gryphon’s website is not a part of or incorporated by reference into, this proxy statement/prospectus.

See “Gryphon’s Business” and “Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations” for important business and financial information regarding Gryphon.

ABTC

ABTC is a Bitcoin accumulation vehicle focused on building America’s Bitcoin infrastructure backbone through efficient Bitcoin mining, building a strategic Bitcoin reserve and supporting the growth of the Bitcoin ecosystem.

As of May 30, 2025, ABTC owned over 60,000 Bitcoin miners with a cumulative hashrate of 10.17 exahash per second (“EH/s”) and weighted average fleet efficiency of 21.2 Joules per Terahash (“J/TH”) installed at Hut 8 facilities in New York, Texas and Alberta. ABTC generates revenue from the mining of Bitcoin.

ABTC is a Delaware corporation. ABTC’s principal executive offices are located at 1101 Brickell Ave, Suite 1500, Miami, FL 33131, its telephone number is (305) 224 6427 and its website is www.americanbtc.com. The information contained on or that can be accessed through, ABTC’s website is not a part of or incorporated by reference into, this proxy statement/prospectus.

See “ABTC’s Business” and “ABTC Management’s Discussion and Analysis of Financial Condition and Results of Operations” for important business and financial information regarding ABTC.

Merger Sub Inc.

Merger Sub Inc. is a Delaware corporation and a wholly owned subsidiary of Gryphon and was formed solely for the purposes of carrying out the First Merger.

Merger Sub LLC

Merger Sub LLC is a Delaware limited liability company and a wholly owned subsidiary of Gryphon and was formed solely for the purposes of carrying out the Second Merger.

The Mergers

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions to the Closing set forth therein, Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as a direct, wholly owned subsidiary of Gryphon. Immediately following the First Merger, at the Second Effective Time, ABTC will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Gryphon. For more information, please see the section titled “The Mergers” in this proxy statement/prospectus.

Gryphon’s Reasons for the Approval of the Mergers

During the course of its evaluation of the Merger Agreement and the transactions contemplated thereby, the Gryphon Board held numerous meetings, consulted with Gryphon’s senior management and legal counsel and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Gryphon Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•        the financial condition and prospects of Gryphon and its current business and the risks associated with continued operations, including Gryphon’s history of substantial losses, the need for a likely highly dilutive equity capital raise in the near term to fund ongoing operations, risks related to servicing the Anchorage Loan and the potential for a default under the terms of the Anchorage Loan, the current stock price of Gryphon Common Stock and the overall prospects of Gryphon’s current operations, the timeline for profitable operations and the costs of operating as a public company;

•        the Gryphon Board’s belief that, as a result of arm’s length negotiations with ABTC, Gryphon and its representatives negotiated the best Exchange Ratio to which ABTC was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Gryphon in the aggregate to which ABTC was willing to agree;

•        the Gryphon Board’s view, following a review with Gryphon’s management of ABTC’s current business plan (including to expand its mining operations and increase its Bitcoin reserves), of the likelihood that the Combined Company would possess sufficient cash resources at the Closing to fund the business of the Combined Company through upcoming value inflection points, which include, among other things, potential financings and purchases of mining equipment;

•        the ability of Gryphon stockholders to participate in the growth and value creation of the Combined Company following the Closing by virtue of their continued ownership of Class A Common Stock;

•        the experience of the senior management team and board of directors of the Combined Company, which will consist of experienced representatives from ABTC’s management team and board of directors; and

•        the Gryphon Board’s consideration of the financial analyses of Marshall & Stevens, including its opinion to the Gryphon Board as to the fairness, from a financial point of view and as of the date of the opinion, as more fully described under the caption “The Mergers — Opinion of Marshall & Stevens.”

For a more complete description of the reasons for the Mergers, please see the section titled “The Mergers — Gryphon’s Reasons for the Approval of the Mergers.”

Opinion of Marshall & Stevens

On May 5, 2025, Gryphon engaged Marshall & Stevens to evaluate the fairness, from a financial point of view, of the purchase price to be paid by Gryphon for ABTC in the transaction whereby the ultimate economic result is the acquisition of ABTC by Gryphon for consideration of the issuance by Gryphon to the stockholders of ABTC of shares of Combined Company Common Stock which will, upon issuance, represent by number approximately 98% of the then issued and outstanding shares of such common stock, on a fully diluted basis. On May 9, 2025, the Gryphon Board met to review the proposed Mergers. During this meeting, Marshall & Stevens reviewed with the Gryphon Board certain financial analyses and rendered its oral opinion to the Gryphon Board, which opinion was confirmed by delivery of a written opinion, dated May 15, 2025 (the “M&S Opinion”), to the effect that, as of May 7, 2025 and based on and subject to the matters described in its opinion, the purchase price being paid by Gryphon for ABTC in the transaction was fair, from a financial point of view, to Gryphon.

The full text of the M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex H and is incorporated into this proxy statement/prospectus by reference in its entirety.

ABTC’s Reasons for the Approval of the Mergers

In the course of reaching its decision to approve the Mergers, the ABTC Board consulted with ABTC’s and Hut 8’s senior management and legal counsel and considered a wide variety of factors. Ultimately, the ABTC Board concluded that the Mergers represented the best option to generate capital resources to support the growth and advancement of ABTC’s business.

Factors the ABTC Board considered included the following (which factors are not necessarily presented in any order of relative importance):

•        the Mergers will potentially expand the access to capital and the range of investors available as a public company to support the growth of ABTC’s business, compared to the capital and investors to which ABTC could otherwise gain access if it continued to operate as a privately-held company;

•        the ABTC Board’s belief that no alternatives to the Mergers were reasonably likely to create greater value for ABTC stockholders, after considering the various financing and other strategic options to enhance stockholder value;

•        the information concerning ABTC’s business, including its financial performance and condition, operations, management and strategic objectives and prospects;

•        the prospects of ABTC as a stand-alone entity and the possible strategic growth opportunities that may be available to ABTC in the absence of the Mergers;

•        the cash resources of the Combined Company expected to be available at the Closing;

•        the potential to provide ABTC stockholders with greater liquidity by owning stock in a public company;

•        the potential benefits from increased public market awareness of ABTC;

•        the competitive nature of the industry in which ABTC operates;

•        the current economic, industry and market conditions affecting ABTC, including the market price of Bitcoin, the power costs associated with mining Bitcoin and increasing competition for production of Bitcoin;

•        the ABTC Board’s fiduciary duties to ABTC stockholders;

•        the expectation that ABTC’s current personnel will serve in similar roles at the Combined Company;

•        the ABTC Board’s expectation that the Mergers would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•        the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s plans to accumulate Bitcoin);

•        the business, history, operations, financial resources, assets, technology and credibility of Gryphon;

•        the availability of appraisal rights under the DGCL to holders of ABTC capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of ABTC capital stock as determined by the Delaware Court of Chancery;

•        the ability to obtain a Nasdaq listing and comply with Nasdaq listing requirements; and

•        the terms and conditions of the Merger Agreement, including the following:

•        the determination that the expected relative percentage ownership of Gryphon stockholders and ABTC stockholders in the Combined Company was appropriate, based on the ABTC Board’s judgment and assessment of the outlook for Gryphon in the absence of the Mergers, including Gryphon’s standalone balance sheet condition and outstanding liabilities and ABTC’s strategy for the Combined Company;

•        the determination that the Exchange Ratio used to establish the number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers is reasonable;

•        the intention that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, with the intended result that upon the exchange of ABTC Common Stock by a U.S. Holder solely for Combined Company Common Stock pursuant to the Mergers, such U.S. Holder will not recognize any gain or loss;

•        the absence of any restriction on ABTC’s right to consider alternative acquisition proposals prior to the Closing;

•        the absence of any termination fee payable by ABTC upon a termination of the Merger Agreement;

•        the conclusion of the ABTC Board that the potential termination fee payable by Gryphon to ABTC and the circumstances under which such fee may be payable, were reasonable;

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the limited number and nature of the conditions of the obligation of Gryphon to consummate the Mergers;

•        the scope and nature of the conditions to ABTC’s obligation to complete the Mergers, including with respect to the continued listing on Nasdaq of the Gryphon Common Stock, the continued eligibility of Gryphon to register securities on Form S-3 under the Securities Act and the termination of the Captus Agreement, in each case prior to the Closing;

•        that the Class A Common Stock to be issued to ABTC stockholders will be registered under the Securities Act on Form S-4 and is expected to be freely tradable by ABTC stockholders that are not affiliates of ABTC;

•        the ABTC Support Agreement, pursuant to which ABH, which is the controlling stockholder of ABTC and a wholly owned subsidiary of Hut 8, has agreed to vote its shares of ABTC capital stock in favor of the adoption of the Merger Agreement and approval of the Mergers;

•        the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to “American Bitcoin Corp.” prior to or as of the Closing; and

•        the likelihood that the Mergers will be consummated on a timely basis.

The ABTC Board also considered a number of uncertainties and risks in its consideration of the Mergers and the other transactions contemplated by the Merger Agreement. For a more complete description of the reasons for the ABTC Board’s approval of the Mergers, please see the section titled “The Mergers — ABTC’s Reasons for the Approval of the Mergers.”

Governance of the Combined Company

Upon the Closing, the Combined Company will change its name to “American Bitcoin Corp.” and the business and affairs of the Combined Company will be managed under the direction of the Combined Company board of directors (the “Combined Company Board”).

All of Gryphon’s current directors and executive officers are expected to resign from their positions as directors and executive officers of Gryphon, effective as of the Closing. The following table sets forth the name, age as of May 30, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following the Closing.

Name	Age	Position
Executive Officers
Asher Genoot	30	Executive Chairman and Director
Michael Ho	32	Chief Executive Officer and Director
Matt Prusak	32	President

Non-Employee Directors
Michael Broukhim	40	Independent Director
Justin Mateen	39	Independent Director
Richard Busch	60	Independent Director

For more information, please see the section titled “Management Following the Mergers” in this proxy statement/prospectus.

Interests of Certain Directors and Officers of Gryphon and ABTC

In considering the recommendation of the Gryphon Board with respect to the Proposals, Gryphon stockholders should be aware that certain members of the Gryphon Board and executive officers of Gryphon have interests in the Mergers that may be different from, or in addition to, interests they have as Gryphon stockholders. For example:

•        based on the terms of his employment agreement, Steve Gutterman, the Company’s Chief Executive Officer, will be entitled to receive a total value of approximately $2,290,794 in connection with the Closing, which consists of (i) $737,164 as part of severance payments under his employment agreement and (ii) approximately $1,553,630 in value associated with the accelerated vesting of outstanding unvested restricted stock units;

•        based on the terms of his employment agreement, Simeon Salzman, the Company’s Chief Financial Officer, will be entitled to receive a total value of approximately $412,500 in connection with the Closing, which consists of a severance payment under his employment agreement that is payable in twelve equal monthly installments;

•        based on the terms of his employment agreement, Eric Gallie, the Company’s Senior Vice President, Energy, will be entitled to receive a total value of approximately $835,000 in connection with the Closing, which consists of (i) $250,000 as part of severance payments under his employment agreement, payable in twelve equal monthly installments and (ii) approximately $585,000 in value associated with the accelerated vesting of outstanding unvested restricted stock units; and

•        Gryphon’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Closing and pursuant to the terms of the Merger Agreement.

As of July 28, 2025, the directors and executive officers of Gryphon owned, in the aggregate, 5,748,410 of the outstanding shares of Gryphon Common Stock.

The Gryphon Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement and recommend approval of the Proposals. For more information, please see the section titled “The Mergers — Interests of Gryphon’s Directors and Officers in the Mergers” in this proxy statement/prospectus.

U.S. Federal Income Tax Considerations

For U.S. federal income tax purposes, the Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. As discussed more fully in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences,” if the Mergers, taken together, qualify for such intended tax treatment, then U.S. Holders that exchange their shares of ABTC Common Stock solely for Combined Company Common Stock will generally not recognize gain or loss on the exchange. Gryphon stockholders will not recognize gain or loss as a result of the adoption of the Charter Proposals or the Closing.

Each holder of ABTC Common Stock should read the discussion set forth in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences” and should consult their tax advisor with respect to the U.S. federal, state and local and non-U.S. tax considerations of the Mergers to them in light of their particular circumstances.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Mergers may not be consummated until Notification and Report Forms under the HSR Act have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. On July 18, 2025, such Notification and Report Forms were filed with the FTC and DOJ.

At any time before or after Closing, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the Closing, to rescind the Mergers or to conditionally permit Closing subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the Closing or permitting Closing subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Mergers on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

Under the Merger Agreement, Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC must use reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers. For a description of the parties’ obligations with respect to regulatory and other governmental approvals related to the Mergers, please see the section titled “The Merger Agreement — Efforts to Obtain Regulatory Approval” in this proxy statement/prospectus.

In the United States, Gryphon must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq in connection with the issuance of shares of Class A Common Stock and the filing of this proxy statement/prospectus with the SEC. For more information, please see the section titled “The Mergers –– Regulatory Matters” in this proxy statement/prospectus.

Nasdaq Stock Market Listing

Gryphon has filed an initial listing application for the Class A Common Stock with the Nasdaq Stock Market LLC. If such application is accepted, Gryphon anticipates that the Class A Common Stock will be listed on Nasdaq following the Closing under the trading symbol “ABTC.”

Overview of the Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A. Gryphon stockholders and other interested parties are urged to read the Merger Agreement in its entirety. See the section titled “The Merger Agreement” in this proxy statement/prospectus for more information.

Terms of the Mergers; Merger Consideration

At the First Effective Time, by virtue of the First Merger and without any action on the part of (i) any of Gryphon, ABTC or Merger Sub Inc. or (ii) the holders of any equity interests in Gryphon, ABTC or Merger Sub Inc.:

•        each share of ABTC Class A Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive the Class A Merger Consideration; and

•        each share of ABTC Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive the Class B Merger Consideration.

The Exchange Ratio is a number of shares equal to the quotient obtained by dividing (x) the Fully Diluted Gryphon Common Stock multiplied by 49 by (y) the Fully Diluted ABTC Common Stock, in each case as of immediately prior to the First Effective Time, as described in more detail in the section titled “The Merger Agreement — Terms of the Merger; Merger Consideration” in this proxy statement/prospectus.

The actual Exchange Ratio will be determined at the Closing, and the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing is subject to change, as additional securities of Gryphon or ABTC are likely to be issued prior to the Closing. Such issuances of ABTC Common Stock or Gryphon Common Stock prior to the Closing could affect the Exchange Ratio, and thus the number of shares of Combined Company Common Stock issued to ABTC stockholders at the Closing. For example, as described in greater detail in the section titled “The Merger Agreement — Other Covenants and Agreements — Gryphon Reverse Stock Split,” Gryphon stockholders voted to approve a reverse split of all issued and outstanding shares of Gryphon Common Stock, at a reverse stock split ratio in the range of 1:2 to 1:40 (with such ratio to be mutually agreed to by Gryphon and ABTC pursuant to the Merger Agreement in the event the reverse stock split occurs), which may be effected at any time within one year of such approval date. Gryphon may also, in accordance with and subject to the terms of the Merger Agreement, sell up to $10 million of shares of Gryphon Common Stock under its ATM program from time to time prior to the Closing, as disclosed elsewhere in this proxy statement/prospectus. Gryphon estimates that such use of its ATM program will result in the issuance of approximately 10,000,000 shares of Gryphon Common Stock prior to the Closing. Prior to the Closing, ABTC may consent to the issuance of shares of Gryphon Common Stock under Gryphon’s existing ATM program in addition to the shares that Gryphon is permitted to issue under the terms of the Merger Agreement. In addition, as disclosed elsewhere in this proxy statement/prospectus, on June 27, 2025, ABTC completed an external financing in the form of a private placement of 11,002,954 shares of ABTC Class A Common Stock to third party investors. Prior to the Closing, ABTC may complete further issuances of ABTC Class A Common Stock or other securities, but the amount and timing of such issuances, if any, is currently not known. Any increase in the number of issued and outstanding shares of ABTC Common Stock or Gryphon Common Stock will affect the Exchange Ratio and number of shares to be issued to ABTC stockholders in the Mergers.

For more information regarding the Exchange Ratio and the resulting number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers, see the section of this proxy statement/prospectus titled “The Mergers — Merger Consideration — Exchange Ratio Calculation.”

As of the First Effective Time, all outstanding shares of ABTC Common Stock will no longer be outstanding, will automatically be canceled and retired and will cease to exist. Each holder of any shares of ABTC Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, as described herein and subject to the terms and conditions set forth in the Merger Agreement.

Ownership of the Combined Company After the Mergers

Upon the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the then-outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the then-outstanding Combined Company Common Stock, on a fully diluted basis. While the actual Exchange Ratio will be determined at the Closing, it is currently expected that holders of ABTC Common

Stock as of immediately prior to the First Effective Time will collectively represent approximately 99.99% and holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively represent less than 0.01% of the total combined voting power of Combined Company capital stock, respectively, at the Closing. In addition, it is currently expected that at the Closing, on the same basis, Hut 8 will own (indirectly through ABH, a wholly owned subsidiary of Hut 8) approximately 64.37% of the then-outstanding Combined Company Common Stock, on a fully diluted basis, which is expected to represent approximately 80.00% of the total combined voting power of the Combined Company capital stock. See the section titled “The Mergers — Merger Consideration.”

Conditions to the Closing

To complete the Mergers, Gryphon stockholders must approve the Required Proposals and ABTC stockholders must adopt the Merger Agreement and approve the Mergers and the related transactions contemplated by the Merger Agreement. In addition, each of the other Closing conditions set forth in the Merger Agreement must be satisfied or waived. See the section titled “The Merger Agreement — Conditions to the Closing.”

Efforts to Obtain Regulatory Approval

Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC have each agreed to use its reasonable best efforts to take or cause to be taken, all actions and to do or cause to be done and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Mergers and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers or any of the other transactions contemplated by the Merger Agreement.

Charter and Bylaws Amendment

Subject to approval of the Charter Proposal, prior to the Closing, the Gryphon Charter will be amended and restated to be in the form of the Proposed Charter and Gryphon will cause the Proposed Charter to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable law of the State of Delaware. For more information on the Proposed Charter and the Charter Proposal, see the sections of this proxy statement/prospectus titled “The Charter Proposal (Proposal 2),” and “Description of Combined Company Capital Stock.”

In addition, prior to the Closing, Gryphon will amend and restate its Bylaws to be in the form attached to the Merger Agreement as Exhibit B and attached as Annex I to this proxy statement/prospectus (the “Proposed Bylaws”), to be effective as of the date of the Closing.

No Solicitation by Gryphon

From the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Gryphon will not and will cause its subsidiaries and controlled affiliates and its and their respective officers, directors and employees not to and will use reasonable best efforts to cause its and their other representatives not to, directly or indirectly:

•        solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Gryphon Acquisition Proposal (as defined herein) or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal;

•        enter into or participate in any discussions or negotiations with, furnish any information relating to Gryphon or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Gryphon or any of its subsidiaries to, otherwise cooperate in any way with or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any third party that Gryphon knows or would reasonably be expected to know, is actively evaluating, seeking to make or has made, a Gryphon Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal;

•        except as required by the duties of the Gryphon Board under applicable law (as determined by the Gryphon Board in good faith, after consultation with Gryphon’s outside legal advisors), waive, terminate, modify or release any third party (other than ABTC and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation;

•        effectuate any Gryphon Recommendation Change (as described in more detail in the section titled “The Merger Agreement — Gryphon Recommendation Change”);

•        take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Indiana, including Section 203 of the DGCL, inapplicable to any third party or any Gryphon Acquisition Proposal; or

•        resolve, propose or agree to do any of the foregoing.

A “Gryphon Acquisition Proposal” means (i) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Gryphon or any of its subsidiaries with respect to assets that, taken together, constitute more than 15% of Gryphon’s consolidated assets, (ii) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Gryphon Common Stock or securities of Gryphon representing more than 15% of the voting power of Gryphon or (iii) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Gryphon), directly or indirectly, in one or more transactions, assets or businesses of Gryphon or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Gryphon, in each case, other than the transactions contemplated under the Merger Agreement.

In addition, Gryphon must, and must cause its subsidiaries and controlled affiliates, and must direct its other representatives, to (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Gryphon Acquisition Proposal and (ii) instruct any such third party (or its agents or advisors) in possession of confidential, non-public information or documents or material incorporating non-public information about Gryphon to return or destroy all such information and terminate access to any virtual data room established for or used in connection with any actual or potential Gryphon Acquisition Proposal.

Gryphon Recommendation Change

Under the terms of the Merger Agreement, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, neither the Gryphon Board nor any committee thereof will make a Gryphon Recommendation Change (as described in more detail in the section titled “The Merger Agreement — Gryphon Recommendation Change” herein).

If Gryphon receives a bona fide written Gryphon Acquisition Proposal that did not result or arise out of material breach of the Merger Agreement and the Gryphon Board determines in good faith, after consultation with Gryphon’s financial advisors and outside legal counsel, that the Gryphon Acquisition Proposal is a Superior Proposal (as described in more detail in the section titled “The Merger Agreement — No Solicitation by Gryphon”) then the Gryphon Board may make a Gryphon Recommendation Change, but only if:

•        the Gryphon Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Gryphon Board to Gryphon stockholders under applicable law;

•        Gryphon promptly notifies ABTC, in writing at least four business days before taking such action, that Gryphon intends to take such action and the notice attaches in unredacted form the most current version of any proposed agreement, the identity of the offeror and a copy of any financing commitments;

•        if requested by ABTC, during this four business day period, Gryphon and its representatives discuss and negotiate in good faith with ABTC regarding any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal ABTC may make) so that the Gryphon Acquisition Proposal would cease to constitute a Superior Proposal; and

•        after such four business day period, the Gryphon Board determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal made by ABTC), that the Gryphon Acquisition Proposal continues to constitute a Superior Proposal.

In addition, prior to receipt of the Gryphon Stockholder Approval (and in no event after such time), the Gryphon Board may, in response to an “intervening event” (described in more detail in the section titled “The Merger Agreement — Gryphon Recommendation Change” in this proxy statement/prospectus), effect a Gryphon Recommendation Change, but only if (i) the Gryphon Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (ii) it has notified ABTC in writing at least four business days before taking such action that it intends to effect a Gryphon Recommendation Change, (iii) if requested by ABTC, during such four business day period, Gryphon and its representatives have negotiated in good faith with ABTC regarding any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal ABTC may make) so that a Gryphon Recommendation Change is no longer necessary and (iv) after such four business day period, the Gryphon Board determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal made by ABTC), that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Termination of the Merger Agreement

Either Gryphon or ABTC may terminate the Merger Agreement under certain circumstances, which would prevent the Mergers from being consummated.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability or obligation of any party, except in the case of fraud or a willful breach of the Merger Agreement and for certain miscellaneous provisions of the Merger Agreement that continue in effect notwithstanding termination of the Merger Agreement.

Termination Fee

If the Merger Agreement is terminated under certain circumstances relating to alternative transactions, Gryphon may be required to pay a termination fee of $5 million to ABTC, in addition to certain fees and expenses of ABTC incurred in connection with the transactions contemplated by the Merger Agreement.

Certain Related Agreements

This section describes the material provisions of certain additional agreements entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of which are attached as Annexes C, D, E and F. Gryphon stockholders and other interested parties are urged to read such Related Agreements in their entirety. See “Agreements Related to the Merger Agreement” in this proxy statement/prospectus for more information.

ABTC Support Agreement

Concurrently with the execution of the Merger Agreement, Gryphon and ABH, an ABTC stockholder, entered into the ABTC Support Agreement with respect to all shares of ABTC Common Stock owned of record or beneficially by ABH, pursuant to which ABH has agreed to, among other things, vote such ABTC shares in favor of (i) the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including by delivering the ABTC Stockholder Approval in the form of an irrevocable written consent (the “ABTC Written Consent”) within three business days after the Registration Statement becomes effective under the Securities Act and (ii) the adoption and approval of certain other proposals related to the Mergers and the other transactions contemplated by the Merger Agreement.

As of the date of this proxy statement/prospectus, ABH holds approximately 80.0% of the aggregate voting power of the issued and outstanding shares of ABTC Common Stock.

In addition, subject to the terms and conditions set forth in the ABTC Support Agreement, until the earlier of (i) receipt of the ABTC Stockholder Approval and (ii) termination of the ABTC Support Agreement, ABH has agreed not to, except in limited circumstances, (A) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of ABH’s covered shares of ABTC Common Stock or any interest in those shares, (B) enter into any contract, option, put, call or other arrangement or understanding with respect to any transfer of any of ABH’s covered shares of ABTC Common Stock or any interest in those shares, (C) create a lien on any of ABH’s covered shares of ABTC Common Stock or any interest in those shares, (D) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of ABH’s covered shares of ABTC Common Stock or any interest in those shares or (E) take any intentional action that would prevent ABH from performing its obligations under the ABTC Support Agreement.

The ABTC Support Agreement will terminate upon the earlier to occur of the First Effective Time and the termination of the Merger Agreement in accordance with its terms.

Gryphon Support Agreements

Gryphon Support Agreements (D&Os)

Concurrently with the execution of the Merger Agreement, each of Steve Gutterman, Simeon Saltzman, Eric Gallie, Jimmy Vaiopoulos, Brittany Kaiser, Jessica Billingsley, Heather Cox, Dan Grigorin and Robby Chang — each of whom is a director or executive officer of Gryphon — entered into a voting and support agreement with ABTC (collectively, the “Gryphon D&O Support Agreements”) with respect to all shares of Gryphon Common Stock owned of record or beneficially by such director or executive officer of Gryphon, pursuant to which such directors and executive officers of Gryphon have agreed to, among other things, vote their respective covered Gryphon shares (1) in favor of (i) approving the Mergers and any actions related directly thereto, including (A) the Stock Issuance Proposal, (B) the Charter Proposal and (C) the Plan Amendment Proposal and (ii) the adoption and approval of certain other proposals related to the Mergers and the other transactions contemplated by the Merger Agreement and (2) against (i) any Gryphon Acquisition Proposal or any other proposal in opposition to or in competition with, the Mergers and the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or transaction reasonably expected to impede, interfere with, delay, postpone or discourage the Mergers. As of May 9, 2025, the directors and executive officers of Gryphon party to the Gryphon D&O Support Agreements held in the aggregate approximately 7.86% of the issued and outstanding Gryphon Common Stock.

In addition, subject to the terms and conditions set forth in the Gryphon D&O Support Agreements, until the earlier of (i) receipt of the Gryphon Stockholder Approval and (ii) termination of the Gryphon D&O Support Agreements, each of the directors and executive officers of Gryphon party thereto has agreed not to, among other things and except in limited circumstances, (A) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of his or her covered shares of Gryphon Common Stock or any interest in those shares, (B) enter into any contract, option, put, call or other arrangement or understanding with respect to any transfer of his or her covered shares of Gryphon Common Stock or any interest in those shares, (C) create a lien on any of his or her covered shares of Gryphon Common Stock or any interest in those shares, (D) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of his or her covered shares of Gryphon Common Stock or any interest in those shares or (E) take any intentional action that would prevent him or her from performing his or her obligations under the applicable Gryphon D&O Support Agreement.

The Gryphon D&O Support Agreements will terminate upon the earliest to occur of (i) the First Effective Time, (ii) a Gryphon Recommendation Change to the extent permitted by and subject to the applicable terms and conditions of the Merger Agreement and (iii) the termination of the Merger Agreement in accordance with its terms.

Gryphon Support Agreement (Anchorage)

Concurrently with the execution of the Merger Agreement, ABTC and Anchorage, a Gryphon stockholder, entered into the Gryphon Anchorage Support Agreement with respect to all shares of Gryphon Common Stock owned of record or beneficially by Anchorage, pursuant to which Anchorage has agreed to, among other things, vote such Gryphon shares in favor of (i) the adoption of the transactions contemplated by the Merger Agreement and any actions related directly thereto, including (A) the Stock Issuance Proposal, (B) the Charter Proposal and (C) the Plan Amendment Proposal and (ii) the adoption and approval of certain other proposals related to the Mergers and the other transactions contemplated by the Merger Agreement. As of May 9, 2025, Anchorage held approximately 11.42% of the issued and outstanding shares of Gryphon Common Stock.

In addition, subject to the terms and conditions set forth in the Gryphon Anchorage Support Agreement, until the termination of the Gryphon Anchorage Support Agreement (the “Voting Covenant Expiration Date”), Anchorage has agreed not to, among other things, sell, transfer, distribute, gift or otherwise dispose of any of the shares of Gryphon Common Stock owned of record or beneficially by it or any interest in those shares, unless the transferee executes an agreement that contains the same substantive covenants regarding voting and transfer as are contained in the Gryphon Anchorage Support Agreement.

The Gryphon Anchorage Support Agreement will terminate upon the earliest to occur of (i) the Voting Covenant Expiration Date, (ii) a Gryphon Recommendation Change to the extent permitted by and subject to the applicable terms and conditions of the Merger Agreement and (iii) the termination of the Merger Agreement in accordance with its terms.

Investors’ Rights Agreement

Concurrently with the execution of the Merger Agreement, Gryphon, ABTC, ABH and each of the other holders of ABTC Class B Common Stock (the “ABTC Class B Investors”) entered into the Investors’ Rights Agreement. The operative provisions of the Investor’s Rights Agreement will become effective at the First Effective Time.

The Investors’ Rights Agreement provides that, for so long as ABH and its affiliates (other than Gryphon and its subsidiaries) beneficially own any shares of Combined Company Common Stock and for so long as any ABTC Class B Investor beneficially owns any shares of Combined Company Common Stock, the ABTC Class B Investors will take all necessary action (including by voting, providing a written consent or proxy and causing the adoption of stockholders’ resolutions) to (i) at each annual meeting of the stockholders of the Combined Company or at any meeting of the stockholders of the Combined Company at which directors are to be elected or whenever directors are to be elected by written consent, cause the election of the director candidates (if any) designated in writing by ABH and (ii) at any meeting of the stockholders of the Combined Company at which directors are to be removed or whenever members of the Combined Company Board are to be removed by written consent, to cause the removal of any director designated in writing by ABH.

In addition, the Investors’ Rights Agreement provides that, for so long as the ABTC Class B Investor Designee beneficially owns any shares of the Combined Company, the ABTC Class B Investor Designee will have the right to serve as a director of the Combined Company.

The Investors’ Rights Agreement also provides for certain registration rights with respect to the registration of Combined Company shares held by the ABTC Class B Investors, including customary demand and “piggy-back” registration rights and contains certain covenants of the ABTC Class B Investors not to compete with the business of the Combined Company and its subsidiaries, subject to certain exceptions.

Advisory Charter Proposals

In connection with the Mergers, the Gryphon stockholders will vote to approve, on an advisory and non-binding basis, the following five separate proposals to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. See the section titled “The Advisory Charter Proposals (Proposals 3 – 7).”

(i)     Proposal 3 — To change the corporate name of the Combined Company to “American Bitcoin Corp.” at and from the time of the Mergers.

(ii)    Proposal 4 — To change the total number of authorized shares of capital stock of the Combined Company to 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

(iii)   Proposal 5 — To provide for each outstanding share of Class A Common Stock to be entitled to one vote per share, Class B Common Stock to be entitled to 10,000 votes per share and Class C Common Stock to be entitled to ten (10) votes per share.

(iv)   Proposal 6 — To permit any action that is required or permitted to be taken by the stockholders of the Combined Company to be effected by written consent in lieu of a meeting until Voting Threshold Date and provide that, after such Voting Threshold Date, no action shall be permitted to be taken by the stockholders of the Combined Company by written consent.

(v)    Proposal 7 — To require the affirmative vote of a supermajority of the holders of capital stock of the Combined Company for certain amendments to the Proposed Charter.

Comparison of Rights of Holders of ABTC Common Stock and Combined Company Common Stock

Gryphon and ABTC are incorporated under the laws of the State of Delaware. Accordingly, the rights of Gryphon stockholders and ABTC stockholders are governed by the DGCL. As a result of the Mergers, ABTC stockholders who receive shares of Combined Company Common Stock will become Combined Company stockholders. The rights of the Combined Company stockholders will be governed by the DGCL and the Combined Company organizational documents following the Closing and such stockholders will have different rights as holders of Combined Company Common Stock than they had as holders of ABTC Common Stock as a result of the differences between the respective governing documents of ABTC and the Combined Company. For additional information, see the sections titled “Comparison of Rights of Holders of ABTC and Combined Company Common Stock” and “Description of Combined Company Capital Stock” in this proxy statement/prospectus.

Risk Factors Summary

Gryphon and ABTC are both subject to and the Combined Company will be subject to, various risks and uncertainties. In addition, the Mergers, including the possibility that the Mergers may not be completed, pose a number of risks to each company and its respective stockholders. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” in this proxy statement/prospectus and the documents included or incorporated by reference in this proxy statement/prospectus for more information. These risks include the following:

Risks Related to the Mergers

•        Neither Gryphon nor ABTC can be sure if or when the Mergers will be completed.

•        The Closing is subject to approval by Gryphon stockholders and the ABTC stockholders. Failure to obtain these approvals would prevent the Closing.

•        Gryphon stockholders will experience significant ownership and voting power dilution in connection with the Mergers and may not realize a benefit from the Mergers commensurate with that dilution.

•        Failure to complete the Mergers may result in Gryphon paying a termination fee to ABTC, which could significantly harm the price of the Gryphon Common Stock and Gryphon’s future business and operations.

•        The market value of Gryphon and ABTC may change between the date of this proxy statement/prospectus and the Closing and the fairness opinion obtained by Gryphon will not reflect subsequent changes.

•        The Mergers may be completed even though certain events occur prior to the Closing that materially and adversely affect Gryphon or ABTC.

•        The officers and directors of Gryphon and ABTC have interests in the Mergers that may be different from or in addition to, the interests of Gryphon and ABTC stockholders generally.

Risks Related to Gryphon

•        Gryphon’s stock price is volatile and subject to significant fluctuations, and may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.

•        Gryphon’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval.

•        There can be no assurance that Gryphon will continue to be able to comply with the continued listing standards of Nasdaq.

Risks Related to ABTC

•        ABTC is expected to be highly concentrated in Bitcoin. Bitcoin is a highly volatile asset and fluctuations in the price of Bitcoin are likely to influence ABTC’s business, financial condition and results of operations and the value of ABTC’s securities.

•        ABTC may be unable to purchase Bitcoin miners at scale or face delays or difficulty in obtaining new Bitcoin miners at scale.

•        ABTC may be subject to additional risks associated with holding Bitcoin for its own account.

•        ABTC’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

•        ABTC’s operations are dependent upon maintaining a good relationship with Hut 8.

•        ABTC may experience liquidity constraints and may need to raise additional capital. In addition, ABTC expects to raise additional capital to execute its strategy. ABTC may be unable to raise the additional capital needed to operate and grow its business.

•        ABTC’s business may be heavily impacted by geopolitical, social, economic and other events and circumstances in the United States, Canada or elsewhere.

•        ABTC is an early-stage company with limited operating history.

•        ABTC’s operations are subject to various legal, regulatory, governmental and technological uncertainties.

Risks Related to the Combined Company

•        If any of the events described in “Risks Related to Gryphon” or “Risks Related to ABTC” occur, those events could cause potential benefits of the Mergers not to be realized.

•        There has been no prior public market for ABTC’s common stock or the Class A Common Stock and the price of the Class A Common Stock may be volatile or may decline regardless of the Combined Company’s operating performance.

•        The proposed multi-class capital structure of the Combined Company will concentrate voting control with Hut 8 and certain of the Combined Company’s other principal shareholders, who will have the ability to control the direction of its business and significantly influence all matters submitted to stockholders for approval.

•        Hut 8’s interests may conflict with the interests of the Combined Company and its other stockholders.

•        The Combined Company will rely on exemptions from certain Nasdaq corporate governance requirements for controlled companies.

•        Future sales and issuances of the Combined Company’s Common Stock or rights to purchase common stock, including pursuant to the 2025 Plan, could result in dilution and could cause the Combined Company’s Common Stock price to fall.

•        The historical financial information of ABTC presented herein may not be representative of its results or financial condition if ABTC had been operated as a standalone public company and as a result may not be representative of the Combined Company’s results or financial condition after the Mergers.

•        The unaudited pro forma condensed combined financial information presented herein may not be representative of the Combined Company’s results after the Mergers.

•        The market price of the Combined Company’s Common Stock may decline following the Closing.

•        The rights of ABTC stockholders who become Combined Company stockholders in the Mergers and Gryphon stockholders following the Mergers will be governed by the Proposed Charter.

Market Price and Dividend Information

The closing price of Gryphon Common Stock on May 9, 2025, the last trading day prior to the public announcement of the Mergers, was $0.52 per share and the closing price of Gryphon Common Stock on May 12, 2025 was $1.42 per share, in each case as reported on Nasdaq. As of July 25, 2025, which is the Record Date for the Special Meeting, there were approximately 268 holders of record of Gryphon Common Stock.

Because the market price of Gryphon Common Stock is subject to fluctuation, the market value of the shares of Combined Company Common Stock that ABTC stockholders will be entitled to receive in the Mergers may increase or decrease.

ABTC is a private company and ABTC Common Stock is not publicly traded.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Gryphon stockholders are not entitled to appraisal or dissenters’ rights in connection with the Mergers.

Under the DGCL, ABTC stockholders who hold voting common stock are entitled to appraisal rights in connection with the Mergers.

For more information, please see the section titled “The Mergers –– Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus.

Dividends

Gryphon has not paid any cash dividends to its stockholders. It is Gryphon’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

The payment of cash dividends in the future will be dependent upon the Combined Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to the Closing. The payment of any cash dividends subsequent to the Mergers will be within the discretion of the Combined Company Board.

Risk FACTORS

The Combined Company (for the purpose of this “Risk Factors” section, “we,” “us” and “our”) will be faced with a market environment that cannot be predicted and that involves significant risks and uncertainties, many of which will be beyond our control. Investing in the Class A Common Stock of the Combined Company involves a high degree of risk. The Combined Company’s business, prospects, financial condition and results of operations could be materially and adversely affected by a manifestation of any of these risks and uncertainties. In that event, the trading price of its Class A Common Stock would likely decline and you might lose all or part of your investment. The risks described below are certain material risks, although not the only risks, relating to the Mergers and each of Gryphon, ABTC and the Combined Company following the Mergers. In addition to the other information contained in this proxy statement/ prospectus, you should carefully consider the material risks, events and uncertainties that make an investment in the Combined Company speculative or risky described below before deciding how to vote your shares of Gryphon Common Stock. You should also read and consider the additional information about Gryphon set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is filed with the SEC. Please see the section titled “Where You Can Find More Information” for further information. This proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. Gryphon or ABTC’s or the Combined Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this proxy statement/prospectus and Gryphon’s other SEC filings. See also “Cautionary Statement Concerning Forward-Looking Statements.” The risks and uncertainties described below are not the only ones Gryphon, ABTC or the Combined Company may face. The operations of Gryphon, ABTC and the Combined Company could also be affected by factors, events or uncertainties that are not presently known to Gryphon or ABTC or that Gryphon or ABTC currently do not consider to present significant risks to the business of Gryphon, ABTC or the Combined Company. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that Gryphon, ABTC or the Combined Company may face.

Risks Related to the Mergers

Neither Gryphon nor ABTC can be sure if or when the Mergers will be completed.

The Closing is subject to the satisfaction or waiver of various conditions, including the authorization of the Mergers by ABTC’s stockholders and the approval of the Required Proposals described herein by Gryphon’s stockholders. Neither Gryphon nor ABTC can guarantee that the Closing conditions set forth in the Merger Agreement will be satisfied. If Gryphon is unable to satisfy the Closing conditions in ABTC’s favor or if other mutual Closing conditions are not satisfied, ABTC will not be obligated to complete the Mergers. Under certain circumstances, Gryphon would be required to pay ABTC a termination fee of $5,000,000, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement.

If the Mergers are not completed, the Gryphon Board, in discharging its fiduciary obligations to Gryphon stockholders, will evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Gryphon stockholders as the Mergers, if available at all. Any future sale, merger, financing or other transaction may be subject to further stockholder approval. Gryphon may also be unable to find, evaluate or complete other strategic alternatives, which may have a material adverse effect on Gryphon’s business, financial condition or results of operations.

Gryphon’s and ABTC’s efforts to complete the Mergers could cause substantial disruptions in and create uncertainty surrounding, their respective businesses, which may materially adversely affect their results of operation and businesses. Uncertainty as to whether the Mergers will be completed may also affect Gryphon’s and ABTC’s ability to retain and motivate existing employees. A substantial amount of Gryphon’s and ABTC’s management’s and employees’ attention is being directed toward the Closing and thus is being diverted from their respective day-to-day operations. Uncertainty as to Gryphon’s and ABTC’s future could adversely affect their relationship with collaborators, suppliers, vendors, regulators and other business partners and stakeholders. For example, vendors, collaborators and other counterparties may defer decisions concerning working with Gryphon or ABTC or seek to change existing business relationships with Gryphon or ABTC, during the pendency of the Mergers. Changes to or termination of, existing business relationships could adversely affect Gryphon and ABTC’s business, results of operations and financial condition, as well as the market price of Gryphon Common Stock. The adverse effects of the pendency of the Mergers could be exacerbated by any delays in the Closing or by the termination of the Merger Agreement.

For a description of the conditions to the Closing, please see the section of this proxy statement/prospectus titled “The Merger Agreement — Conditions to the Closing.”

The Closing is subject to approval by the Gryphon stockholders and the ABTC stockholders. Failure to obtain these approvals would prevent the Closing.

The Closing is subject to certain approvals by the Gryphon stockholders and the ABTC stockholders. Failure to obtain the required stockholder approvals may result in a material delay in or the abandonment of, the Mergers. Any delay in completing the Mergers may materially adversely affect the timing and benefits that are expected to be achieved from the Mergers.

Gryphon stockholders will experience significant ownership and voting power dilution in connection with the Mergers and may not realize a benefit from the Mergers commensurate with that dilution.

Pursuant to the terms of the Merger Agreement and upon the Closing, the Gryphon stockholders as of immediately prior to the First Effective Time are expected to own 2.0% of the Combined Company Common Stock and the ABTC stockholders as of immediately prior to the First Effective Time are expected to own 98.0% of the Combined Company Common Stock, each on a fully diluted basis. ABTC stockholders who hold ABTC Class B Common Stock, including ABH, which is a wholly owned subsidiary of Hut 8, and certain other stockholders of ABTC, will receive Class B Common Stock, which will entitle the holder thereof to 10,000 votes per share. The Class A Common Stock that will be held by other stockholders of the Combined Company, including stockholders of Gryphon, will entitle the holder thereof to one vote per share. While the actual Exchange Ratio will be determined at the Closing, it is currently expected that ABTC stockholders as of immediately prior to the First Effective Time will collectively represent approximately 99.99% and holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively represent less than 0.01% of the total combined voting power of Combined Company capital stock, respectively, at the Closing. In addition, it is currently expected that at the Closing, on the same basis, Hut 8 will own approximately 64.37% of the then-outstanding Combined Company Common Stock, on a fully diluted basis, which is expected to represent approximately 80.00% of the total combined voting power of the Combined Company capital stock.

Accordingly, the issuance of Combined Company Common Stock to ABTC stockholders in the Mergers will significantly reduce the ownership stake and relative voting power of each share of Gryphon Common Stock held by current Gryphon stockholders. Consequently, following the Mergers, the ability of current Gryphon stockholders to influence Combined Company management will be substantially reduced.

If the Combined Company is unable to realize the strategic and financial benefits currently anticipated from the Mergers, Gryphon stockholders will have experienced substantial dilution of their ownership interests in Gryphon without receiving the expected commensurate benefit or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the expected strategic and financial benefits currently anticipated from the Mergers.

The intended benefits of the Mergers may not be realized.

The Mergers pose risks for Gryphon’s and ABTC’s ongoing operations, including, among others:

•        that senior management’s attention may be diverted from management of the respective businesses, current operations and development;

•        that there are significant costs and expenses associated with any undisclosed or potential liabilities; and

•        that unforeseen difficulties may arise in integrating Gryphon’s and ABTC’s businesses in the Combined Company.

As a result of the foregoing and other factors, risks and characteristics, the Combined Company may be unable to realize the full strategic and financial benefits currently anticipated from the Mergers and Gryphon and ABTC cannot assure you that the Mergers will be accretive to Gryphon or ABTC stockholders in the near term or at all. Furthermore, if Gryphon or ABTC stockholders fail to realize the intended benefits of the Mergers or they take longer than expected to achieve, the market price of the Combined Company’s common stock could decline to the extent that the market price reflects those anticipated benefits. Gryphon stockholders will have experienced substantial dilution of their ownership interests in Gryphon without receiving any commensurate benefit or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

Failure to complete the Mergers may result in Gryphon paying a termination fee to ABTC, which could significantly harm the price of the Gryphon Common Stock and Gryphon’s future business and operations.

If the Mergers are not completed and the Merger Agreement is terminated under certain circumstances, Gryphon may be required to pay ABTC a termination fee of $5,000,000, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement. Even if such a termination fee is not payable in connection with a termination of the Merger Agreement, Gryphon will have incurred significant fees and expenses, which must be paid whether or not the Mergers are completed. Further, if the Mergers are not completed, it could significantly harm the market price of the Gryphon Common Stock.

In addition, if the Merger Agreement is terminated and Gryphon determines to seek another business combination, there can be no assurance that Gryphon will be able to find a partner and close an alternative transaction on terms that are as favorable as or more favorable to Gryphon than the terms set forth in the Merger Agreement or at all.

The market value of Gryphon and ABTC may change between the date of this proxy statement/prospectus and the Closing and the fairness opinion obtained by Gryphon will not reflect subsequent changes.

The Gryphon Board obtained an opinion of Marshall & Stevens to address the fairness to Gryphon of the consideration to be paid by Gryphon in the Mergers, from a financial point of view, as of May 7, 2025. Subsequent changes in the operation and prospects of Gryphon or ABTC, general market and economic conditions and other factors, some of which may be beyond the control of Gryphon or ABTC and on which Marshall & Stevens’ opinion was based, may significantly alter the value of ABTC or Gryphon or the price of the shares of Gryphon Common Stock, by the time the Mergers are completed. Because Gryphon does not anticipate asking Marshall & Stevens to update its opinion, the opinion will not address the fairness of the consideration from a financial point of view as of any other date other than the date of such opinion. For a description of the opinion that Gryphon obtained from Marshall & Stevens, please refer to “The Mergers — Opinion of Marshall & Stevens.”

The Mergers are subject to the requirements of the HSR Act, and regulatory authorities may impose conditions that could have an adverse effect on Gryphon and/or ABTC following the Mergers or that could delay, prevent or increase the costs associated with completion of the Mergers.

Completion of the Mergers is conditioned upon the expiration or termination of any waiting period under the provisions of the HSR Act. Under the Merger Agreement, Gryphon and ABTC have agreed to use their respective reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers. However, there can be no assurance that these approvals will be obtained and that the other conditions to completing the Mergers will be satisﬁed. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the Closing or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement which may delay completion of the Mergers or impose additional material costs on or materially limit the revenues of the Combined Company following the completion of the Mergers. There can be no assurance that regulators will choose not to impose such conditions or changes in terms, and, if imposed, such conditions or changes in terms may delay or lead to the abandonment of the Mergers.

The Mergers may be completed even though certain events occur prior to the Closing that materially and adversely affect Gryphon or ABTC.

The Merger Agreement provides that either Gryphon or ABTC can refuse to complete the Mergers if there is a material adverse effect with the other party occurring between the date of the Merger Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Mergers, even if such change could be said to have a material adverse effect on Gryphon or ABTC, including, but not limited to:

•        any changes in conditions generally affecting United States or global economic, business, regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets;

•        conditions (or changes in such conditions) in the currency, Bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry);

•        general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency);

•        acts of God, natural disasters, calamities, disease outbreaks or pandemics;

•        any failure, in and of itself, by ABTC or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period;

•        the execution and delivery of the Merger Agreement, the public announcement thereof, the pendency of the Merger Agreement, the impact thereof on the relationships of ABTC and its subsidiaries, with customers, suppliers or partners or the Closing;

•        any changes after the date of the Merger Agreement not announced prior to the date of the Merger Agreement in any applicable law or U.S. generally accepted accounting principles (“U.S. GAAP”), including, in each case, the authoritative interpretation or enforcement thereof;

•        any action required by a governmental authority pursuant to antitrust laws in connection with the Mergers; and

•        any action or omission taken by ABTC pursuant to the prior written request of Gryphon, subject to certain exceptions set forth in the Merger Agreement.

The officers and directors of Gryphon and ABTC have interests in the Mergers that may be different from or in addition to, the interests of Gryphon and ABTC stockholders generally.

Some of Gryphon’s directors and officers have interests in the Mergers that are different from Gryphon’s stockholders generally and that may influence them to support or approve the Mergers without regard to the interests of Gryphon’s other stockholders. For example:

•        based on the terms of his employment agreement, Steve Gutterman, the Company’s Chief Executive Officer, will be entitled to receive a total value of approximately $2,290,794 in connection with the Closing, which consists of (i) $737,164 as part of severance payments under his employment agreement and (ii) approximately $1,553,630 in value associated with the accelerated vesting of outstanding unvested restricted stock units;

•        based on the terms of his employment agreement, Simeon Salzman, the Company’s Chief Financial Officer, will be entitled to receive a total value of approximately $412,500 in connection with the Closing, which consists of a severance payment under his employment agreement that is payable in twelve equal monthly installments;

•        based on the terms of his employment agreement, Eric Gallie, the Company’s Senior Vice President, Energy, will be entitled to receive a total value of approximately $835,000 in connection with the Closing, which consists of (i) $250,000 as part of severance payments under his employment agreement, payable in twelve equal monthly installments and (ii) approximately $585,000 in value associated with the accelerated vesting of outstanding unvested restricted stock units; and

•        Gryphon’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Mergers and pursuant to the terms of the Merger Agreement.

The Gryphon Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement.

The interests of Gryphon and ABTC directors and executive officers are described in more detail in the sections titled “The Mergers — Interests of Gryphon’s Directors and Officers in the Mergers” and “The Mergers — Interests of ABTC’s Directors and Officers in the Mergers” in this proxy statement/prospectus. Gryphon and ABTC stockholders should be aware of these interests when they consider voting or consenting, as applicable, to matters relating to the Mergers.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The Merger Agreement contains “no-shop” restrictions on Gryphon’s ability to solicit, initiate, endorse, knowingly encourage or facilitate third party proposals relating to alternative transactions or to provide information to or engage in discussions with, a third party in relation to an alternative transaction, subject to certain exceptions to permit the Gryphon Board to comply with its fiduciary duties. The Merger Agreement also contains “force the vote” provisions that require Gryphon to hold the Special Meeting even if the Gryphon Board withdraws, amends or modifies its recommendation regarding the Proposals. Before the Gryphon Board may change its recommendation to stockholders to vote in favor of the Proposals, Gryphon must, among other things, provide ABTC with notice and negotiation rights. Upon the termination of the Merger Agreement in certain circumstances, including in connection with a Gryphon Recommendation Change in response to a Superior Proposal, Gryphon may be required to pay up to $5,000,000 as a termination fee, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement.

These provisions could discourage a potential third party acquiror from considering or proposing an acquisition transaction, even if it were prepared to pay a higher price than what would be received in the Mergers. These provisions might also result in a potential third party acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $5,000,000 termination fee and additional ABTC fees and expenses that may become payable.

If the Merger Agreement is terminated and Gryphon determines to seek another business combination, Gryphon may not be able to negotiate a transaction with another party on terms comparable to or better than, the terms of the Merger Agreement or at all.

Furthermore, as noted above, certain Gryphon securityholders holding an aggregate of approximately 19.29% of the outstanding voting securities of Gryphon as of May 9, 2025 have entered into the Gryphon Support Agreements. These Gryphon securityholders also agreed to vote against any Gryphon Acquisition Proposal (as defined in the Merger Agreement) or any other proposal with respect to Gryphon that is in opposition to or in competition with, the Mergers (see “Agreements Related to the Merger Agreement — Gryphon Support Agreements”). As a result, the Gryphon Support Agreements may discourage other parties from attempting to engage in a transaction with Gryphon, even if those parties would otherwise be willing to offer greater value to Gryphon stockholders than that offered by ABTC under the Mergers.

Gryphon and ABTC will be subject to certain contractual restrictions while the Mergers are pending.

The Merger Agreement restricts each of Gryphon and ABTC from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying dividends, repurchasing or, with respect to Gryphon, issuing equity securities outside certain limited exceptions and taking other specified actions until the earlier of the Closing or the termination of the Merger Agreement without the consent of the other party. These restrictions may prevent Gryphon and ABTC from pursuing attractive business opportunities that may arise prior to the Closing and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Mergers could be exacerbated by any delays in the Closing or the termination of the Merger Agreement. See the section titled “The Merger Agreement — Conduct of Business” in this proxy statement/prospectus.

The market price of Gryphon Common Stock may decline and the value of ABTC’s securities may be adversely affected as a result of the announcement and pendency of the Mergers.

The market price of Gryphon Common Stock may decline and the value of ABTC’s securities may be adversely affected as a result of the announcement and pendency of the Mergers for a number of reasons, including if:

•        investors react negatively to the prospects of the Combined Company’s business and financial condition following the Mergers; and/or

•        the attention of Gryphon or ABTC management is directed towards the Closing and other transaction-related considerations and is diverted from the day-to-day business operations of Gryphon or ABTC, as applicable and matters related to the Mergers require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Gryphon or ABTC, as applicable.

A decline in the market price of Gryphon Common Stock or an adverse effect upon the value of ABTC’s securities could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Gryphon, ABTC or the Combined Company.

If the Mergers are not completed, the Gryphon Board may decide to pursue a dissolution and liquidation of Gryphon. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the Mergers will be completed. If the Mergers are not completed, the Gryphon Board may decide to pursue a dissolution and liquidation of Gryphon. In such an event, the amount of cash available for distribution to Gryphon stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution is expected to be reduced as Gryphon continues to fund its operations and transaction-related expenses. In addition, if the Gryphon Board were to approve and recommend and Gryphon stockholders were to approve, a dissolution and liquidation of Gryphon, Gryphon would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Gryphon stockholders. As a result of this requirement, a portion of Gryphon’s remaining cash assets may need to be reserved pending the resolution of such obligations. In addition, Gryphon may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Gryphon Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Gryphon Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Gryphon.

ABTC stockholders may receive shares of Combined Company Common Stock in the Mergers that have a value that is less than or greater than, the fair market value of the shares of ABTC Common Stock.

ABTC Common Stock is privately held and not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of ABTC Common Stock. Because the percentage of Combined Company Common Stock to be issued to stockholders of ABTC was determined based on negotiations between the parties, it is possible that the stockholders of ABTC may receive shares of Combined Company Common Stock in the Mergers that have a value that is less than or greater than, the fair market value of the shares of ABTC Common Stock.

In addition, the Exchange Ratio is not adjustable based on the market price of Gryphon Common Stock, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed. The Merger Agreement has set the Exchange Ratio formula for the Combined Company Common Stock and the Exchange Ratio is only adjustable upward or downward on the basis of Gryphon’s and ABTC’s fully diluted equity capitalization as of immediately prior to the effective time of the Mergers. Any changes in the market price of Gryphon Common Stock before the Closing will not affect the number of shares ABTC stockholders will be entitled to receive pursuant to the Merger Agreement, nor the expectation that ABTC stockholders will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis, upon the Closing.

Therefore, if before the Closing, the market price of Gryphon Common Stock declines from the market price on the date of the Merger Agreement, then ABTC stockholders could receive Merger Consideration with substantially lower value. Similarly, if before the Closing, the market price of Gryphon Common Stock increases from the market price on the date of the Merger Agreement, then ABTC stockholders could receive merger consideration with substantially more value for their shares of ABTC Common Stock than the parties had negotiated for in the establishment of the Exchange Ratio. For a discussion of the Exchange Ratio, see the sections titled “The Mergers — Merger Consideration” and “The Merger Agreement — Terms of the Merger; Merger Consideration” in this proxy statement/prospectus.

Litigation relating to the Mergers could require Gryphon or ABTC to incur significant costs and suffer management distraction and could delay or enjoin the Mergers.

Gryphon or ABTC could be subject to demands or litigation related to the Mergers, whether or not the Mergers are consummated. Such actions may create uncertainty relating to the Mergers or delay or enjoin the Mergers and responding to such demands is often expensive and could divert management time and resources. In addition, such demands or litigation could lead to a dissolution or bankruptcy of Gryphon if the costs associated with such demands or litigation are significant enough. For additional information regarding certain pending litigation matters relating to Gryphon, see the section titled “Gryphon’s Business — Legal Proceedings” in this proxy statement/prospectus.

Gryphon and ABTC are expected to incur substantial expenses related to the Mergers.

Gryphon and ABTC have incurred and expect to continue to incur, substantial fees and expenses in connection with the Mergers, including legal, accounting, financial advisory and other transaction fees and costs associated with the Mergers. Additionally, as the controlling stockholder of ABTC, Hut 8 has incurred and expects to continue to incur fees and expenses in connection with the Mergers, and such costs are expected to be borne by ABTC.

As of June 25, 2025, ABTC has incurred approximately $4.3 million of fees and expenses related to the Mergers, primarily consisting of legal, audit and accounting fees, and anticipates incurring approximately $0.9 million of additional fees and expenses prior to the Closing. As of June 25, 2025, Gryphon has incurred approximately $0.9 million of fees and expenses related to the Mergers, primarily consisting of legal, audit and accounting fees, and anticipates incurring approximately $1.1 million of additional fees and expenses prior to the Closing. Actual transaction costs may substantially exceed Gryphon’s and ABTC’s respective estimates and may have an adverse effect on the Combined Company’s financial condition and operating results.

In addition, the Combined Company may also incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Gryphon and ABTC continue to assess the magnitude of these costs and additional unanticipated costs may be incurred in the Mergers and the integration of the two companies’ businesses.

Gryphon or ABTC may waive one or more of the Closing conditions without re-soliciting stockholder approval.

Gryphon or ABTC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Mergers. Gryphon and ABTC expect to evaluate the materiality of any waiver and its effect on Gryphon or ABTC stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies, approvals or voting cards is required in light of such waiver. Any determination to waive any condition to the Mergers or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Gryphon or ABTC, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

Risks Related to Gryphon

Gryphon’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Gryphon’s ability continue as a “going concern.”

Gryphon’s consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate the continuation of Gryphon as a going concern and the realization of assets and satisfaction of liabilities in the ordinary course of business.

Since Gryphon began revenue generation in September 2021, management has financed Gryphon’s operations through equity and debt financing and the sale of the digital assets earned through mining operations.

Gryphon’s auditors, RBSM LLP, have indicated in their report on Gryphon’s consolidated financial statements for the fiscal year ended December 31, 2024, that conditions exist that raise substantial doubt about Gryphon’s ability to continue as a going concern due to its recurring losses from operations and significant accumulated deficit. In addition, Gryphon may continue to experience negative cash flows from operations, and in connection with the Mergers, in the foreseeable future. A “going concern” opinion could impair Gryphon’s ability to finance its operations through debt or equity financing. Gryphon’s ability to continue as a going concern will depend upon the availability of such financing which represents the primary source of cash flows that will permit it to meet its financial obligations as they come due. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time and will depend on several factors, including the market price for the underlying commodity mined by Gryphon and its ability to procure equipment and operate profitably.

Gryphon may experience liquidity constraints and need additional capital, which may not be available to it on favorable terms or at all.

Liquidity risk is the possibility that Gryphon will be unable to meet its financial obligations as they come due. Gryphon will need to raise additional capital to fund its operations or unanticipated working capital requirements. Gryphon may seek but fail to obtain additional debt or equity financing on favorable terms, if at all, which could impair its growth and adversely affect its existing operations. In addition, Gryphon’s ability to consummate such financings is limited by the Merger Agreement, during the pendency of the Mergers. Raising capital through equity financing could dilute existing stockholders and reduce the value of their investment. Debt financing, on the other hand, could impose restrictive terms, prioritize creditors over stockholders or require it to maintain liquidity levels or financial ratios that may not align with its business needs or be in the best interest of its stockholders.

Gryphon is an early-stage company and has a limited history of generating profits.

Gryphon was formed in October 2020 and has a limited history upon which an evaluation of Gryphon’s performance and future prospects can be made. Gryphon began mining operations in September 2021 and had no previous existing operations. Gryphon’s current and proposed operations are subject to all of the business risks associated with new enterprises. These include likely fluctuations in operating results as Gryphon reacts to developments in its market, manages its growth and operations and responds to the entry of competitors into the market. Further, there is no assurance that Gryphon can successfully execute its business plan. Gryphon has had limited revenues generated since its Bitcoin miners became operational in September 2021 and consequently recorded losses in 2024, 2023, 2021 and 2020. Gryphon generated minimal profits in 2022 and may not be able to sustain profitability in the future.

Gryphon’s Bitcoin may be subject to loss, theft or restriction on access.

There is a risk that some or all of Gryphon’s Bitcoin could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies, which may be accessed to exchange a holder’s cryptocurrency assets. Access to Gryphon’s Bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which Gryphon maintains a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Gryphon holds its Bitcoin solely in cold custodial wallets with keys managed by BitGo Trust. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and Gryphon may experience lag time in its ability to respond to market fluctuations in the price of Gryphon’s Bitcoin assets.

Hackers or malicious actors may launch attacks to steal, compromise or secure Bitcoin, such as by attacking the Bitcoin network source code, exchange Bitcoin miners, third-party platforms, cold and hot storage locations or software, through phishing schemes or by other means. Several errors and defects in such codes have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite Gryphon’s efforts and processes to prevent breaches, Gryphon’s devices, as well as Gryphon’s Bitcoin miners, computer systems and those of third parties that Gryphon uses in its operations, are vulnerable to cybersecurity risks, including cyberattacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with Gryphon’s Bitcoin miners and computer systems or those of third parties that Gryphon uses in its operations. Any of these events may adversely affect Gryphon’s operations and, consequently, Gryphon’s investments and profitability. The loss or destruction of a private key required to access Gryphon’s digital wallets may be irreversible and Gryphon may be denied access for all time to its Bitcoin holdings or the holdings of others held in those compromised wallets. Gryphon’s loss of access to its private keys or a data loss relating to Gryphon’s digital wallets could adversely affect Gryphon’s investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. Gryphon will publish the public key relating to digital wallets in use when Gryphon verifies the receipt of transfers and disseminates such information into the network, but Gryphon will need to safeguard the private keys relating to such digital wallets. Gryphon safeguards and keeps private the private keys relating to its digital assets by relying on BitGo Trust’s (as defined herein) 100% cold storage custody solution held in a purpose-built physically-secure environment based on established, industry best practices to safeguard its digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Gryphon’s CEO holds Gryphon side private keys that are protected with two-factor authentication. Gryphon confirms transactional validity and data for revenue recognition through a daily review and reconciliation of BitGo Trust reports. Custodial side keys are held by BitGo Trust who verifies requests with two factor authentication and video reviews. To the extent such private keys are lost, destroyed or otherwise compromised, Gryphon will be unable to access its Bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store Gryphon’s Bitcoin could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any Bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect Gryphon’s investments and assets. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of processing power on the Bitcoin network; however, Gryphon does not now, nor is it feasible that Gryphon could in the future, possess sufficient processing power to effect such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and Gryphon may not have sufficient recourse to recover its losses from any such transfer or theft. It is possible that, through computer or human error or through theft, fraud, phishing schemes or other criminal action, Gryphon’s cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties or uncontrolled accounts. Further, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. In the event of a loss, Gryphon would be reliant on existing private investigative entities to investigate any such loss of Gryphon’s Bitcoin assets. These third-party service providers rely on data analysis and compliance of Internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may have targeted Gryphon. To the extent that Gryphon is unable to recover its losses from such action, error, theft or other criminal action, such events could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations of and potentially the value of any Bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Restrictive covenants in the new loan agreement with Anchorage may limit Gryphon’s operating flexibility and ability to engage in certain transactions that may be in its long-term best interest.

On May 25, 2022, Anchorage entered into an Equipment Loan and Security Agreement (as amended on March 27, 2023, the “Anchorage Loan Agreement”) with Gryphon Opco I LLC (“Gryphon Opco”), an indirect wholly owned subsidiary of the Company, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 Bitcoin (the “Anchorage Loan”). Gryphon Opco’s obligations under the Anchorage Loan Agreement were secured by certain equipment and software rights of Gryphon Opco and were guaranteed by Gryphon.

On October 25, 2024, Gryphon, its direct and indirect subsidiaries, as applicable and Anchorage entered into the Debt Repayment and Exchange Agreement (the “DPE Agreement”), Loan, Guaranty and Security Agreement (the “New Loan Agreement”), Form of Pre-Funded Warrant and Form of $1.50 Warrants (as defined herein, and together, the “New Anchorage Agreements”) to restructure the Anchorage Loan and terminate the existing Anchorage Loan Agreement. Pursuant to the New Anchorage Agreements, (i) approximately $9.1 million of the Anchorage Loan was converted into shares of Gryphon Common Stock, at an ascribed value of $1.10 per share, resulting in the issuance of 8,287,984 shares of Gryphon Common Stock to Anchorage in a private placement pursuant to Section 4(a)(2) of the Securities Act, (ii) approximately $3.9 million of the Anchorage Loan was converted into warrants to purchase 3,530,198 shares of Gryphon Common Stock, which warrants are exercisable immediately, have an unlimited term and an exercise price of $0.01 per share (the “Pre-Funded Warrants”), in a private placement pursuant to Section 4(a)(2) of the Securities Act and (iii) the remaining $5 million of the Anchorage Loan was exchanged for a new $5 million loan (the “Restructured Loan”) pursuant to the New Loan Agreement.

Gryphon also issued Anchorage warrants to purchase 2,000,000 shares of Gryphon Common Stock, which warrants are exercisable immediately, will expire five years from the date of issuance and had an exercise price of $1.50 per share (the “$1.50 Warrants” and, together with the Pre-Funded Warrants, the “Anchorage Warrants”). The $1.50 Warrants were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act. On May 10, 2025, Gryphon entered into a warrant amendment (the “Amendment”) with Anchorage to amend the $1.50 Warrants. Pursuant to the Amendment, Gryphon reduced the exercise price of the $1.50 Warrants from $1.50 to $0.55 per share. The Anchorage Warrants were exercised in full and on a cashless basis on June 24, 2025, resulting in the issuance of an aggregate of 4,384,470 shares of Gryphon Common Stock.

The New Loan Agreement contains certain covenants that limit Gryphon’s ability to engage in certain transactions that may be in Gryphon’s long-term best interest. Subject to certain limited exceptions, these covenants do or may limit Gryphon’s ability to or prohibit Gryphon from permitting any of its subsidiaries to, as applicable, among other things:

•        make any conveyance, sale, lease, division, sale and leaseback, assignment, transfer or other disposition of assets, subject to certain exceptions;

•        create, incur, assume or be liable for any additional indebtedness or create, incur, allow or permit to exist any additional liens, subject to certain exceptions;

•        make any dividend or other distribution on Gryphon shares or any payment (whether in cash, securities or other property) on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Gryphon shares or on account of any return of capital to Gryphon’s shareholders in respect of their shares; or

•        merge or consolidate with another entity.

While Gryphon has not previously breached and is currently in compliance with the covenants contained in the New Loan Agreement, Gryphon may breach these covenants in the future. Gryphon’s ability to comply with these covenants may be affected by events and factors beyond its control. In the event that Gryphon breaches one or more covenants, Anchorage or the holders of the Restructured Loan, as applicable, may choose to declare an event of default and require that Gryphon immediately repay all amounts outstanding under the New Loan Agreement and terminate any commitment to extend further credit and foreclose on collateral. The occurrence of any of these events could have a material adverse effect on Gryphon’s business, financial condition and results of operations.

Gryphon’s management and compliance personnel have limited experience handling a listed cryptocurrency mining-related services company.

Gryphon’s management and compliance personnel have limited experience in handling regulatory and compliance matters relating to a listed cryptocurrency mining-related services company. Gryphon’s key compliance documents and compliance programs, such as anti-money laundering and know-your-customer procedures, have a limited history only. Gryphon believes that its measures designed to limit its counterparty risks are appropriate. While Gryphon has been devoting a substantial amount of time and resources to various compliance initiatives and risk management measures, including, but not limited to, developing a dedicated internal compliance function, Gryphon cannot assure you the practical application and effectiveness of its compliance program and risk management measures, nor that there will not be a failure in detecting regulatory compliance issues or managing risk exposure, which may adversely affect its reputation, business, financial condition and results of operations.

Gryphon’s stock price is volatile and subject to significant fluctuations, and may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.

The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair Gryphon’s ability to raise capital by selling shares of common stock and may impair Gryphon’s ability to acquire other businesses or technologies using Gryphon’s shares of common stock as consideration, which, in turn, could materially adversely affect Gryphon’s business. The market price of Gryphon Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond Gryphon’s control, including:

•        Gryphon’s operating performance and the performance of other similar companies;

•        the published opinions and third-party valuations by banking and market analysts;

•        changes in Gryphon’s projected operating results that it provides to the public, Gryphon’s failure to meet these projections or changes in recommendations by securities analysts that elect to follow Gryphon Common Stock;

•        changes in Gryphon’s industry, particularly those affecting Bitcoin and other digital assets;

•        announcements of acquisitions, strategic alliances or significant agreements by Gryphon;

•        trading activity by a limited number of stockholders who together beneficially own a majority of Gryphon’s outstanding common stock;

•        variability in Bitcoin pricing;

•        competitive pricing pressures;

•        Gryphon’s ability to obtain working capital financing;

•        additions or departures of key personnel;

•        sales of Gryphon Common Stock;

•        the size of Gryphon’s market float;

•        loss of strategic relationships;

•        regulatory developments;

•        political uncertainty and/or instability in the United States;

•        overall performance of the equity markets;

•        broader economic and external factors;

•        any other factors discussed in this proxy statement/prospectus.

In addition, the equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many data mining and cryptocurrency companies. Stock prices of many data mining and cryptocurrency companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading prices for common stock of other cryptocurrency mining companies have also been highly volatile. In the past, stockholders have filed securities class action litigation following periods of market volatility. If Gryphon were to become involved in securities litigation, it could subject Gryphon to substantial costs, divert resources and the attention of management from Gryphon’s business and adversely affect its business.

Gryphon’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause Gryphon’s stock price to fluctuate or decline.

Gryphon’s net income and other operating results will be affected by numerous factors, including:

•        Gryphon’s execution of any additional collaboration or similar arrangements and the timing of payments Gryphon may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•        additions and departures of key personnel;

•        strategic decisions by Gryphon or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; and

•        changes in general market and economic conditions.

If Gryphon’s operating results fall below the expectations of investors or securities analysts, the price of Gryphon Common Stock could decline substantially. Furthermore, any fluctuations in Gryphon’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

Gryphon’s executive officers, directors and principal stockholders, if they choose to act together, may control or significantly influence all matters submitted to stockholders for approval.

As of July 28, 2025, Gryphon’s executive officers, directors and greater than 5% stockholders beneficially owned, in the aggregate, approximately 27.2% of Gryphon’s outstanding common stock. As a result, such persons acting together, have the ability to control or significantly influence all matters submitted to the stockholders for approval, including the appointment of Gryphon’s management, the election and removal of directors and approval of any significant transaction, as well as Gryphon’s management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving Gryphon or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Gryphon’s business, even if such a transaction would benefit other stockholders.

Current or future litigation may harm Gryphon’s financial condition or results of operations.

As described in the section titled “Gryphon’s Business — Legal Proceedings” in this proxy statement/prospectus, Gryphon is engaged in litigation and such proceedings may be uncertain and adverse rulings could occur, resulting in significant liabilities, penalties or damages. Such current or future substantial legal liabilities or regulatory actions could have a material adverse effect on Gryphon’s business, financial condition, cash flows and reputation.

Gryphon has received a civil investigative demand from the DOJ and a notice from the SBA relating to Gryphon’s PPP Loan under the CARES Act related to COVID-19, that the DOJ is reviewing documents related to the PPP Loan and the SBA is reviewing their prior decision to forgive Gryphon’s PPP Loan and may reverse that determination and a reversal of the determination that Gryphon is eligible for forgiveness of the PPP Loan could negatively impact Gryphon.

On April 21, 2020, Gryphon, while operating the business of Akerna, obtained a loan from KeyBank National Association (“Key Bank”) in the principal aggregate amount of $2.2 million (the “PPP Loan”) pursuant to the Paycheck Protection Program under the CARES Act. The PPP Loan had a two-year term bearing interest at a rate of 1% per annum with principal and interest payments to be paid monthly beginning seven months from the date of the PPP Loan. In August 2021, Gryphon submitted its application for forgiveness for repayment of the PPP Loan and on September 3, 2021, repayment of the PPP Loan was forgiven, in full, by the SBA.

On February 5, 2024, Gryphon received a letter, dated January 25, 2024, from the SBA, on behalf of Key Bank, in which the SBA indicated that, notwithstanding its prior notification of forgiveness, in full, of repayment of the PPP Loan, it was reviewing its prior determination of forgiveness for potential reversal. Specifically, the SBA indicated that based on its preliminary findings, the SBA is considering a full denial of the previously received forgiven amount based on the purported ineligibility of Gryphon to have received the PPP Loan under the SBA loan programs because Gryphon, operating the business of Akerna at the time of the PPP Loan, provided software support to the cannabis industry. Gryphon responded to the SBA on February 6, 2024, providing reasons as to why it believes it was eligible for the PPP Loan, but has not received any further correspondence from the SBA, since that date and the SBA has not made any financial demands. Gryphon plans to continue to cooperate with any further inquiry from the SBA.

In January 2024, Gryphon received a civil investigative demand from the DOJ seeking information and documents about the PPP Loan. Gryphon is cooperating with the inquiry. At this time, there has been no formal demand for return of the PPP Loan proceeds and no formal claim or lawsuit has been initiated against Gryphon.

While no formal determination has been made regarding the SBA review of forgiveness of the PPP Loan, there currently exists a risk that the SBA or the DOJ could determine that Gryphon does not qualify in whole or in part for such forgiveness and demand repayment of the PPP Loan. In addition, it is unknown what type of penalties could be assessed against us, if any. Any obligation for Gryphon to repay the PPP Loan and any penalties in addition to such repayment could negatively impact its business, financial condition and results of operations and prospects.

Sales of a substantial number of shares of Gryphon Common Stock by Gryphon’s stockholders in the public market could cause Gryphon’s stock price to fall.

Sales of a substantial number of shares of Gryphon Common Stock in the public market or the perception that these sales might occur could significantly reduce the market price of Gryphon Common Stock and impair Gryphon’s ability to raise adequate capital through the sale of additional equity securities.

As of March 31, 2025, Gryphon had outstanding a total of approximately 69,985,037 shares of common stock. Of these shares, approximately 51.3 million shares of common stock are freely tradable, without restriction, in the public market, unless they are purchased by one of Gryphon’s affiliates.

Sales of these shares or perceptions that they will be sold, could cause the trading price of Gryphon Common Stock to decline.

Future sales and issuances of Gryphon Common Stock or rights to purchase common stock, including in connection with Gryphon’s equity incentive plan, could result in dilution of the percentage ownership of its stockholders and could cause Gryphon’s stock price to fall.

Additional capital will be needed to continue Gryphon’s operations. To the extent Gryphon raises additional capital by issuing equity securities, its stockholders may experience substantial dilution. The Merger Agreement contains restrictions on, among other things, the ability of Gryphon to issue Gryphon Common Stock without the consent of ABTC. Under the Merger Agreement, Gryphon is permitted to utilize its ATM program to a limited extent, and ABTC may grant consent for further issuances of Gryphon Common Stock and use of the ATM program. Subject to the terms of the Merger Agreement, Gryphon may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If Gryphon sells common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to Gryphon’s existing stockholders and new investors could gain rights superior to existing stockholders.

Pursuant to the 2024 Omnibus Incentive Plan (the “2024 Plan”), the Gryphon Board is authorized to grant stock options and other equity-based awards to its employees, directors and consultants, which equity-based awards would cause dilution to existing stockholders upon exercise or settlement of such awards. The number of shares of Gryphon Common Stock reserved for issuance under the 2024 Plan was originally set at 15% of the total number of the shares of common stock outstanding at the Closing of the Akerna Merger, subject to a discretionary annual increase by the Gryphon Board. As of July 28, 2025, there were 1,061,477 shares of Gryphon Common Stock available for issuance pursuant to the 2024 Plan. If the Gryphon Board elects to increase the number of shares available for future grant by the maximum amount each year, stockholders may experience additional dilution, which could cause Gryphon’s stock price to fall.

The Gryphon Charter designates a state or federal court located within the state of Delaware as the exclusive forum for substantially all disputes between Gryphon and its stockholders, with jurisdiction regarding disputes arising under the Exchange Act or the Securities Act to be governed by Section 27 of the Exchange Act or Section 22 of the Securities Act, respectively.

The Gryphon Charter provides that, unless it consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Gryphon, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Gryphon to Gryphon or Gryphon’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or amended and Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, Gryphon’s amended and restated certificate of incorporation contains a federal forum provision which provides that unless Gryphon consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of Gryphon’s securities will be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Gryphon or its directors, officers or other employees, which may discourage lawsuits against Gryphon or its directors, officers and other employees. If a court were to find the exclusive forum provision in Gryphon’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, Gryphon may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm Gryphon’s results of operations.

Gryphon does not currently intend to pay dividends on Gryphon Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of Gryphon Common Stock.

Gryphon has never declared or paid any cash dividend on Gryphon Common Stock. The expectation is that Gryphon will retain future earnings for the operation of Gryphon’s business and Gryphon does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of Gryphon Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

There can be no assurance that Gryphon will continue to be able to comply with the continued listing standards of Nasdaq.

Gryphon’s continued eligibility to maintain the listing of its Gryphon Common Stock on Nasdaq depends on a number of factors, including the price of its Gryphon Common Stock and the number of persons that hold its Gryphon Common Stock. If Nasdaq delists Gryphon’s securities from trading on its exchange for failure to meet its listing standards, such as the corporate governance requirements or the minimum closing bid price requirement and it is not able to list such securities on another national securities exchange, then its Gryphon Common Stock could be quoted on an over-the-counter market. If this were to occur, Gryphon and its stockholders could face significant material adverse consequences, including:

•        a limited availability of market quotations;

•        reduced liquidity for Gryphon securities;

•        a determination that Gryphon Common Stock is a “penny stock,” which will require brokers trading the common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of common stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability for Gryphon to issue additional securities or obtain additional financing in the future.

On September 5, 2024, Gryphon received written notice from Nasdaq indicating that the bid price for Gryphon Common Stock for the last 30 consecutive business days, had closed below the minimum $1.00 per share and, as a result, it was not in compliance with the $1.00 minimum bid price requirement for the continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Gryphon had a period of 180 calendar days or until March 4, 2025, to regain compliance with the minimum bid price requirement. Gryphon was provided with an initial compliance period of 180 calendar days or until March 4, 2025, to regain compliance with the Minimum Bid Price Rule. Gryphon did not regain compliance with the Minimum Bid Price Rule during the allotted time period. Accordingly, on March 5, 2025, Gryphon received a staff delist determination letter from the Nasdaq Listing Qualifications Department, as a result of its failure to regain compliance with the Minimum Bid Price Rule. Gryphon was not automatically eligible for a second 180-day compliance period because it did not meet the initial listing requirement of $5.0 million of stockholders’ equity or other listing alternatives, for Nasdaq as set forth under Nasdaq Listing Rule 5505(b)(1).

On September 13, 2024, Gryphon received another notice from Nasdaq notifying it that it was not in compliance with Nasdaq Listing Rule 5550(b)(2) as a result of its Market Value of Listed Securities falling below the minimum of $35 million required for continued listing on Nasdaq (the “MVLS Requirement”) from July 31, 2024 to September 12, 2024. Gryphon was provided with an initial compliance period of 180 calendar days or until March 12, 2025, to regain compliance with the MVLS Requirement. Gryphon did not regain compliance with the MVLS Requirement during the allotted time period. Accordingly, on March 13, 2025, Gryphon received a letter from the Nasdaq Listing Qualifications Department, as a result of its failure to regain compliance with the Minimum Bid Price Rule, that this matter serves as an additional basis for delisting Gryphon’s securities from Nasdaq.

On April 30, 2025, following a hearing before the Nasdaq Hearing Panel (the “Panel”), Gryphon received written notification from Nasdaq that the Panel granted Gryphon an extension to regain compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2) until September 2, 2025. The extension by the Panel is contingent on Gryphon achieving scheduled milestones and notifying Nasdaq of such achievement.

On June 6, 2025, Gryphon received formal notification from Nasdaq confirming that it had regained compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2).

Gryphon’s management is required to devote a substantial amount of time to comply with public company regulations.

As a public company, Gryphon incurs significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including those related to corporate governance practices. Gryphon’s management and other personnel devote a substantial amount of time to these requirements. Certain members of Gryphon’s management do not have significant experience in addressing these requirements. Moreover, these rules and regulations increase Gryphon’s legal and financial compliance costs and make some activities more time-consuming and costly.

Among other things, Gryphon’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Gryphon’s compliance with these requirements requires that it incur substantial accounting and related expenses and expend significant management efforts.

Moreover, if Gryphon identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of Gryphon’s financial reports, the market price of Gryphon Common Stock could decline and Gryphon could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. As of December 31, 2024, Gryphon and its independent registered public accounting firm identified two material weaknesses, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Gryphon’s annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, Gryphon identified the material weakness related to failure to ensure that (i) information required to be disclosed by it in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure. Gryphon is in the process of developing a more comprehensive risk assessment process to identify emerging risks while working with outside counsel and third-party vendors. Gryphon has implemented dual authorization controls for high-value transactions. Gryphon is in the process of developing additional policies and procedures for key processes while hiring additional full time employees to mitigate any segregation of duties risks for critical functions. Measures that Gryphon implements may not fully address the material weakness in its internal control over financial reporting and it may not be able to conclude that the material weakness has been fully remedied.

Risks Related to ABTC

ABTC’s Risks Related to Bitcoin

ABTC is expected to be highly concentrated in Bitcoin. Bitcoin is a highly volatile asset and fluctuations in the price of Bitcoin are likely to influence ABTC’s business, financial condition and results of operations and the value of ABTC’s securities.

ABTC’s investments are expected to be highly concentrated in a single asset, Bitcoin. ABTC generates revenue from Bitcoin rewards that ABTC earns through mining in facilities operated and managed by Hut 8. ABTC expects to acquire additional Bitcoin through at-market purchases to build ABTC’s strategic reserve of Bitcoin. However, Bitcoin is a highly volatile asset and fluctuations in the price of Bitcoin are likely to influence ABTC’s business, financial condition and results of operations and the value of ABTC’s securities. ABTC’s business, financial condition and results of operations and the value of ABTC’s securities would be adversely affected if the price of Bitcoin decreased substantially, including as a result of:

•        decreased user and investor confidence in Bitcoin, including due to the various factors described herein;

•        investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, Bitcoin miners and investors, (ii) actual or expected significant dispositions of Bitcoin by large holders, including vehicles investing in Bitcoin or tracking Bitcoin markets and (iii) actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin exchange traded products;

•        negative publicity, media coverage or sentiment due to events in or relating to or perception of, Bitcoin or the broader digital assets industry, for example, (i) public perception that Bitcoin can be used as a vehicle to circumvent sanctions or to fund criminal or terrorist activities; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the Bitcoin ecosystem; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX and its affiliates; and (iv) the actual or perceived environmental impact of Bitcoin mining and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations and other actors related to the energy resources consumed in the Bitcoin mining process;

•        changes in consumer preferences and the perceived value or prospects of Bitcoin;

•        competition from other digital assets that exhibit better speed, security, scalability or energy efficiency, that feature other more favored characteristics, that are backed by governments or reserves of fiat currencies or that represent ownership or security interests in physical assets;

•        a decrease in the price of other digital assets, including stablecoins or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or adversely affect investor confidence in digital assets generally;

•        disruptions, failures, unavailability or interruptions in service of Bitcoin exchanges;

•        cyber theft of Bitcoin from online wallet providers or news of such theft from such providers or from individuals’ online wallets;

•        the filing for bankruptcy protection by, liquidation of or market concerns about the financial viability of digital asset custodians, exchanges, lending platforms, investment funds or other digital asset industry participants;

•        regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin or that adversely affect the operations of or otherwise prevent digital asset custodians, exchanges, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•        further reductions in mining rewards of Bitcoin, including block reward halving events or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

•        scaling challenges, including transaction congestion or slow settlement times and higher transaction fees, associated with processing transactions on the Bitcoin network;

•        macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions and fiat currency devaluations;

•        developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

•        changes in national and international economic and political conditions.

In addition, ABTC has adopted ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), reflected in its financial statements as of January 1, 2022. ASU 2023-08 requires ABTC to measure its Bitcoin holdings at fair value in its combined balance sheet, with gains and losses in the fair value of its Bitcoin recognized in net income for reach reporting period. The price of Bitcoin has historically been subject to dramatic price fluctuations and is highly volatile and may cause its quarterly results to fluctuate significantly, which could have an adverse effect on the value of its securities. ABTC expects the adoption of ASU 2023-08 will increase the volatility of its financial results. As a result, its Bitcoin holdings have and may in the future significantly affected its financial results and if it continues to increase its overall Bitcoin holdings pursuant to its strategy, those holdings may have an even greater impact on its financial results and the value of its securities.

If ABTC fails to grow its hashrate, it may be unable to compete and its business, financial condition and results of operations could suffer.

Generally, a Bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the Bitcoin miner’s hashrate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hashrate. As demand for Bitcoin has increased, the global network hashrate has increased and to the extent more adoption of Bitcoin occurs, ABTC would expect the demand for Bitcoin would increase, drawing more mining companies into the industry and further increasing the global network hashrate. As new and more powerful Bitcoin miners are deployed, the global network hashrate will continue to increase, meaning a Bitcoin miner’s percentage of the total daily rewards will decline unless it deploys additional hashrate at pace with the growth of global hashrate. Accordingly, to compete, ABTC believes it will need to continue to acquire new Bitcoin miners, both to replace those lost to ordinary wear-and-tear and other damage and to increase its hashrate to keep up with a growing global network hashrate. However, there can be no assurance that ABTC will have the resources to acquire new Bitcoin miners and increase its hashrate in order to maintain the profitability of ABTC’s mining operations. See “— ABTC may be unable to purchase Bitcoin miners at scale or face delays or difficulty in obtaining new Bitcoin miners at scale.”

Furthermore, predicting the growth in network hashrate is extremely difficult. Generally, ABTC would expect hashrate increases to be correlated with increases in Bitcoin price, but that has not always been the case, including during recent periods of time during 2022 and 2023. To the extent that hashrate increases but the price of Bitcoin does not, there can be no assurance that ABTC will be able to recover its investment in the hardware and processing power required to upgrade its mining operations and the results of ABTC’s Bitcoin mining operations will suffer.

ABTC may be unable to purchase Bitcoin miners at scale or face delays or difficulty in obtaining new Bitcoin miners at scale.

ABTC’s Bitcoin mining operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with mining Bitcoin are lower than the price of the Bitcoin mined at the time of sale. As the cost of obtaining new Bitcoin miners increases, the cost of producing Bitcoin also increases. For example, Bitcoin miners experience ordinary wear-and-tear from operation and may also face more significant malfunctions caused by factors which may be beyond ABTC’s control. Additionally, as technology evolves, ABTC may acquire newer models of Bitcoin miners to remain competitive in the market. The continual upgrade and refresh of mining machines requires substantial capital investment and ABTC may face challenges in doing so on a timely basis based on the price and availability of new Bitcoin miners and ABTC’s access to adequate capital resources.

There have previously been periods of shortage in new Bitcoin miners available for purchase and a delay in delivery schedules for new Bitcoin miner purchases. On March 31, 2025, in connection with the Contributions (as defined herein), ABTC entered into a Put Option Agreement (the “Put Option Agreement”) with Zephyr Infrastructure, LLC, a Delaware limited liability company and a wholly owned subsidiary of Hut 8 (“Zephyr”), pursuant to which Zephyr has the right to sell to ABTC any Bitcoin miners purchased by Zephyr under an existing purchase option agreement (the “Bitmain Agreement”) between Zephyr and Bitmain. The Bitmain Agreement in turn provides for Zephyr’s right to purchase from Bitmain up to 17,280 Antminer U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million. However, there is no assurance that Bitcoin miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner. Accordingly, there is no assurance that Bitmain will be able to fulfill deliveries of Bitcoin miners to Zephyr pursuant to the Bitmain Agreement fully and in a timely manner. Supply chain issues or geopolitical matters, including the relationship of the United States and Canada between each other and with China and other countries may also impact equipment manufacturers’ ability to fully and timely fulfill purchase orders. In the event that Bitcoin miner manufacturers or other suppliers are not able to keep pace with or fail to satisfy, demand, ABTC may not be able to purchase Bitcoin miners or other equipment in sufficient quantities or on the delivery schedules required to meet ABTC’s business needs. Bitcoin miner manufacturers may require advance deposits for Bitcoin miner purchases. Therefore, ABTC may need to tie up significant amounts of capital for prolonged periods before ABTC receives and is able to deploy purchased Bitcoin miners to generate revenue. Should any suppliers default on purchase agreements with ABTC, ABTC may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. The outcome of any actions initiated in such international jurisdictions and ABTC’s ability to enforce judgments (if any) issued in its favor on such jurisdictions is inherently uncertain given differences in legal systems, biases against foreign litigants in certain jurisdictions and other factors outside ABTC’s control. Furthermore, there is no guarantee that ABTC would succeed in recovering any of the deposits paid for such purchases, which could materially and adversely affect ABTC’s business, financial condition and results of operations.

ABTC may be subject to additional risks associated with holding Bitcoin for its own account.

ABTC’s Bitcoin are not insured and ABTC does not hold its Bitcoin with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, ABTC’s Bitcoin are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. Instead, ABTC safeguards and keeps its Bitcoin private by utilizing storage solutions provided by custodians, including Coinbase Custody Trust Company, LLC (“Coinbase Custody”). Although ABTC’s Bitcoin custodians use security procedures with various elements, such as redundancy, segregation and cold storage, to minimize the risk of loss, damage and theft, neither the custodians nor ABTC can guarantee the prevention of such loss, damage or theft, whether caused intentionally, accidentally or by force majeure. In light of the significant amount of Bitcoin ABTC expects to hold, these additional risks, including security breaches or cyberattacks or the risk that ABTC’s Bitcoin could be determined to be property of a bankruptcy estate, are of particular concern and any loss, whether temporary or permanent, of ABTC’s Bitcoin could adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin may only be controlled by the possessor of both the unique public key and private key relating to the local or online digital wallet in which they are held. ABTC is required to publish the public key relating to a digital wallet in use once ABTC first verifies a spending transaction from that digital wallet and broadcasts such information into the respective network. ABTC safeguards the private keys relating to its Bitcoin by relying on its custody providers. However, to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, ABTC will be unable to access its Bitcoin and the private key will not be capable of being restored by the Bitcoin network. Any loss of private keys relating to digital wallets used to store ABTC’s Bitcoin could adversely affect its business, financial condition and results of operations.

Further, it is possible that, through computer or human error, theft or other criminal action, ABTC’s Bitcoin could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable and stolen or incorrectly transferred Bitcoin may be irretrievable and ABTC may have extremely limited or no effective means of recovering such Bitcoin. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin and other blockchain-based digital assets have been and may in the future be, subject to security breaches, cyberattacks or other malicious activities. A successful security breach or cyberattack on ABTC or its custodians could result in a partial or total loss of ABTC’s Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds ABTC’s Bitcoin. Access to ABTC’s Bitcoin could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Such a loss could have a material adverse effect on ABTC’s business, financial condition and results of operations.

In addition, ABTC believes that existing law and the terms and conditions of ABTC’s contractual arrangements with ABTC’s custodians would not result in the Bitcoin held by ABTC’s custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if ABTC’s custodially-held Bitcoin were, in the event of a bankruptcy of any of ABTC’s custodians, nevertheless considered to be the property of a bankruptcy estate, the Bitcoin custodially-held on ABTC’s behalf could be subject to bankruptcy proceedings and ABTC could be treated as a general unsecured creditor of the custodian, inhibiting ABTC’s ability to exercise ownership rights with respect to such Bitcoin. Any such outcome could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Furthermore, ABTC may temporarily store all or a portion of its Bitcoin on various digital asset trading platforms, which requires ABTC to rely on the security protocols and internal controls of these trading platforms to safeguard ABTC’s Bitcoin. Such trading platforms have been subject to hacks resulting in the loss of digital assets in the past and they may be undercapitalized or over-exposed, as seen with FTX, such that they may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept ABTC’s Bitcoin when ABTC transacts in or otherwise transfers its Bitcoin via such trading platforms. An actual or perceived security breach or data security incident at the digital asset trading platforms with which ABTC has accounts could harm ABTC’s ability to operate, result in loss of ABTC’s assets, damage ABTC’s reputation and negatively affect the market perception of its effectiveness, all of which could adversely affect its business, financial condition and results of operations.

ABTC’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

ABTC competes with other users and/or companies that are mining Bitcoin and ABTC also faces significant competition from other users and/or companies that are processing transactions on one or more digital asset networks, as well as other potential financial vehicles, including securities, derivatives or futures backed by or linked to, digital assets through entities such as exchange-traded funds. For instance, on January 10, 2024, the SEC approved the listing and trading of spot Bitcoin exchange-traded products (“ETPs”), the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. To the extent investors view ABTC’s securities or the Combined Company’s securities as providing exposure to Bitcoin, it is possible that the value of such securities may also have included a premium over the value of their Bitcoin holdings due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to Bitcoin and investors choosing to gain such exposure through ETPs rather than ABTC’s or the Combined Company’s securities. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. The listing and trading of spot ETPs for ether offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Bitcoin as well as a decline in the value of such securities relative to the value of Bitcoin holdings.

Investors may view ABTC or the Combined Company’s securities as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of such securities. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as ABTC and the Combined Company will be, or the other risk factors applicable to an operating business. Additionally, unlike spot Bitcoin ETPs, ABTC (i) does not seek for its securities to track the value of the underlying Bitcoin it holds before payment of expenses and liabilities, (ii) does not benefit from various exemptions and relief under the Exchange, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) is a Delaware corporation rather than a statutory trust, and does not operate pursuant to a trust agreement that would require it to pursue one or more stated investment objectives, and (iv) is not required to provide daily transparency as to its Bitcoin holdings or its daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to any ABTC securities.

Market and financial conditions and other conditions beyond ABTC’s control, may make it more attractive to invest in other financial vehicles or to invest in Bitcoin directly. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to ABTC and impact ABTC’s ability to successfully pursue its strategy or operate at all or to establish or maintain a market for ABTC’s securities. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, ultimately harming its investors.

The further development and acceptance of the Bitcoin network and other digital assets is subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of Bitcoin and other digital asset systems may adversely affect ABTC’s business, financial condition and results of operations.

The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general and the use of Bitcoin in particular, is subject to a high degree of uncertainty and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.

During 2022 and early 2023, some well-known digital asset market participants, including Celsius Network, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco LLC, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem, negative publicity surrounding digital assets more broadly, decreased liquidity and extreme price volatility. There was no direct material impact on ABTC’s business from such bankruptcies, however, ABTC may be impacted indirectly.

Furthermore, the closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX Trading Ltd. (“FTX”), due to fraud or business failure, has disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. Thus, the failures of key market participants and systemic contagion risk is expected to, as a consequence, invite stricter regulatory scrutiny. This could have a negative impact on further development and acceptance of digital asset networks and digital assets, including Bitcoin.

Other factors that could affect further development and acceptance of digital asset networks and other digital assets include:

•        continued worldwide growth in the adoption and use of digital assets as a medium of exchange or store of value;

•        governmental regulation of Bitcoin and its use or restrictions on or regulation of access to and operation of the Bitcoin network or similar digital asset systems;

•        limitations on financial institutions processing funds for Bitcoin transactions, processing wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers or servicing or maintaining accounts for persons or entities transacting in Bitcoin;

•        changes in consumer demographics and public tastes and preferences;

•        the maintenance and development of the open-source software protocol of the network, including software updates and changes to network protocols that could introduce bugs or security risks;

•        the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

•        the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•        the use of the networks supporting digital assets for developing smart contracts and distributed applications;

•        general economic conditions and the regulatory environment relating to digital assets;

•        environmental restrictions on the use of power to mine Bitcoin and a resulting decrease in global Bitcoin mining operations;

•        an increase in Bitcoin transaction costs and a resultant reduction in the use of and demand for Bitcoin; and

•        negative consumer sentiment and perception of Bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on ABTC’s business, financial condition and results of operations as well as potentially negative effect on the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, which would harm investors in ABTC’s securities.

ABTC’s reliance on third-party mining pool service providers, including Foundry and Luxor, for its mining revenue payouts may have a negative impact on ABTC’s business, financial condition and results of operations.

ABTC receives Bitcoin rewards from its mining activity through third-party mining pool operators, including Foundry and Luxor. Mining pools allow Bitcoin miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. ABTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute ABTC’s pro-rata share of Bitcoin mined to ABTC based on the computing power ABTC contributes.

Under ABTC’s mining pool agreements with Foundry and Luxor, ABTC’s daily payout is calculated based on ABTC’s hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. ABTC’s pool fee in relation to these agreements is currently below 1.0% of ABTC’s daily payout.

Should one of ABTC’s pool operator’s systems suffer downtime due to a cyberattack, software malfunction or other similar issues, it will negatively impact ABTC’s ability to mine and receive Bitcoin mining rewards. Furthermore, ABTC is dependent on the accuracy of the mining pool operators’ record keeping and internal controls to prevent any fraud and to accurately record the total processing power provided by ABTC and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power ABTC provided. While ABTC has internal methods of tracking both ABTC’s processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine ABTC’s proportion of a given reward. ABTC has little means of recourse against mining pool operators if it determines the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If ABTC is unable to consistently obtain accurate proportionate rewards from ABTC’s mining pool operators, it may experience reduced reward for its efforts, which would have an adverse effect on ABTC’s business, financial condition and results of operations.

From time to time, ABTC may enter into certain hedging transactions to mitigate its exposure to fluctuations in the price of Bitcoin, which may expose ABTC to risks associated with such transactions, including counterparty risk.

From time to time, ABTC may enter into certain hedging transactions to mitigate ABTC’s exposure to the market price of Bitcoin. Engaging in hedging transactions may expose ABTC to risks associated with such transactions, including counterparty risk. Hedging against a decline in the values of portfolio investments caused by volatile Bitcoin market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, ABTC may not be successful in mitigating ABTC’s exposure to volatile Bitcoin prices through any hedging transactions it undertakes.

The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin’s value may not adjust to compensate ABTC for the reduction in the rewards it receives from its mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to Bitcoin miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an ever smaller number of coins being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For example, the mining reward for Bitcoin declined from 6.25 to 3.125 Bitcoin on April 19, 2024. This process is scheduled to occur once every 210,000 blocks, until the total amount of Bitcoin rewards issued reaches 21 million.

As the number of Bitcoin awarded for solving a block in a blockchain decreases, ABTC’s ability to achieve profitability becomes more difficult. While the Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that in future periods when a halving occurs the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue ABTC earns from its Bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on ABTC’s business, financial condition and results of operations. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, ABTC may not have an adequate incentive to continue mining and may decrease or cease its Bitcoin mining operations.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause industry participants and consumers to abandon Bitcoin. As Bitcoin is the only digital asset ABTC mines, ABTC could face difficulty adapting to emergent digital ledgers, blockchains or alternatives thereto. This could prevent ABTC from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account.

The characteristics of Bitcoin have been and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Furthermore, the exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other assets. Such circumstances may result in a reduction in the price of Bitcoin and can adversely affect ABTC’s business, financial condition and results of operations.

Bitcoin and the exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated. Certain characteristics, including the speed with which Bitcoin transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain Bitcoin transactions and encryption technology that anonymizes these transactions make Bitcoin and digital currencies generally, particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Furthermore, many Bitcoin exchanges do not typically provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in or may experience problems relating to, Bitcoin exchanges, including prominent exchanges handling a significant portion of the volume of Bitcoin trading.

While ABTC will maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws, if ABTC is found to have transacted with bad actors that have used Bitcoin to launder money or persons subject to sanctions, ABTC may be subject to regulatory proceedings and may be prohibited or restricted from engaging in further transactions or dealings in Bitcoin. Furthermore, negative perception, a lack of stability in the broader Bitcoin markets and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware or government-mandated regulation may reduce confidence in Bitcoin and result in greater volatility in the prices of Bitcoin. A number of Bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. To the extent investors view ABTC’s securities as linked to the value of its Bitcoin holdings, such a negative perception of Bitcoin exchanges could have a material adverse effect on the value of its securities and its business, financial condition and results of operations.

It may be illegal now or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries.

Although currently digital assets generally are not regulated or are lightly regulated in most countries, countries such as China have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. For example, in 2021 China instituted a blanket ban on all digital asset mining and transactions, including overseas digital asset exchange services taking place in China, effectively making all digital asset-related activities illegal in China. In certain nations, it is illegal to accept payment in Bitcoin or other digital assets for consumer transactions and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect ABTC as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on ABTC’s business, financial condition and results of operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account, ultimately harming its investors.

A failure to properly monitor and upgrade the Bitcoin network’s protocol could damage that network and an investment in ABTC’s securities.

As an open-source project, Bitcoin does not generate revenues for its contributors and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. To the extent that contributors may fail to adequately update and maintain the Bitcoin network protocol, there may be a material adverse effect on ABTC’s business, prospects or operations and potentially the value of any Bitcoin that ABTC mines or otherwise acquires or holds for its own account.

There is a possibility of Bitcoin mining algorithms transitioning to “proof of stake” validation, which could make ABTC less competitive and adversely affect its business, financial condition and results of operations.

“Proof of stake” is an alternative method in validating digital asset transactions. Should the Bitcoin network shift from a “proof of work” validation method to a “proof of stake” validation method, mining would require less energy and may render companies, such as ABTC, less competitive. Furthermore, if ABTC’s Bitcoin miners or other mining infrastructure cannot be modified to accommodate changes in rule or protocol of the Bitcoin network, ABTC’s business, financial condition and results of operations will be significantly affected.

If a malicious actor or botnet obtains control of a majority of the processing power active on any digital asset network, including the Bitcoin network, the blockchain may be manipulated in a manner that adversely affects an investment in ABTC.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner or at all. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin or other network or the Bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Bitcoin miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the Bitcoin blockchain until the next scheduled adjustment in difficulty for block solutions). If a reduction in processing power occurs, the Bitcoin network may be more vulnerable to a malicious actor obtaining control in excess of 50% of the processing power on the Bitcoin network. Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded and could exceed, the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin or other network will increase, which may adversely impact ABTC’s business, financial condition and results of operations.

Forks in the Bitcoin network may occur in the future, which may affect the value of Bitcoin held by ABTC.

Contributors can propose refinements or improvements to the Bitcoin network’s source code that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. This is known as a “fork.” In the event a developer or group of developers proposes modifications to the Bitcoin network that are not accepted by a majority of Bitcoin miners and users, but that are nonetheless accepted by a substantial plurality of Bitcoin miners and users, two or more competing and incompatible blockchain implementations could result running in parallel, yet lacking interchangeability and necessitating exchange-type transactions to convert currencies between the two forks. This is known as a “hard fork.”

The value of Bitcoin after the creation of a fork is subject to many factors, including the value of the fork product, market reaction to the creation of the fork product and the occurrence of additional forks in the future. It may be unclear following a fork which fork represents the original asset and which is the new asset. If ABTC holds Bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that ABTC would be expected to hold an equivalent amount of the old and new assets following the fork. However, ABTC may not be able or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, ABTC may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to ABTC’s holdings in the old asset or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset. Additionally, laws, regulation or other factors may prevent ABTC from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset. As such, ABTC may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect the value of the Bitcoin ABTC holds as well as ABTC’s business, financial condition and results of operations.

ABTC’s processes with respect to curtailment may adversely affect its ability to mine Bitcoin.

ABTC may curtail the energy used by its Bitcoin mining operations in times of heightened energy prices or, in the case of a grid-wide electricity shortage, either voluntarily or through Hut 8’s agreements with utility providers. ABTC may also encounter other situations where utilities or government entities restrict or prohibit the provision of electricity to Bitcoin mining operations. In these cases, ABTC’s ability to mine Bitcoin may be negatively affected.

Risks Related to ABTC’s Business and Operations

ABTC’s operations are dependent upon maintaining a good relationship with Hut 8.

ABTC entered into the MCSA, MMSA, Exclusivity Agreement and Shared Services Agreement (each as defined herein and collectively, the “Hut 8 Agreements”) with Hut 8 and/or certain of its wholly owned subsidiaries, pursuant to which Hut 8 and/or certain of its wholly owned subsidiaries agreed to provide ABTC with Bitcoin miner colocation services, managed services and day to day management services required to maintain ABTC’s mining operations. The Hut 8 Agreements provide, among other things, that Hut 8 and/or certain of its wholly owned subsidiaries will use commercially reasonable efforts to provide ABTC with colocation and management services for ABTC’s Bitcoin miners as well as a number of other day-to-day corporate management services for ABTC.

As part of ABTC’s strategy, ABTC aims to leverage its relationship with Hut 8 in obtaining certain necessary services, including Bitcoin miner colocation services, managed services and day to day management services.

ABTC is highly dependent on Hut 8 and the Hut 8 Agreements for the development of its business model. If Hut 8 is unable, refuses or fails to perform its obligations under the Hut 8 Agreements, in whole or in part, whether due to certain economic or market conditions, bankruptcy, insolvency, lack of liquidity, operational failure, fraud or for any other reason, it will have a material adverse effect on ABTC’s business and there is a possibility that ABTC will not be able to continue development under its current business model.

If the Hut 8 Agreements are terminated or not renewed, ABTC may not be able to find an alternative provider for such services on favorable terms or at all, which is likely to have a material adverse effect on its business, prospects, financial condition and operating results.

Furthermore, Hut 8, through its wholly owned subsidiary ABH, is ABTC’s controlling stockholder and is expected to be the controlling stockholder of the Combined Company as of the Closing. The Hut 8 Agreements currently constitute related party transactions between Hut 8 and ABTC and will constitute related-party transactions between Hut 8 and the Combined Company. Hut 8 is also entitled to appoint a majority of the members of the ABTC Board and it has the power to determine the decisions to be taken at meetings of ABTC’s stockholders, including in respect of related party transactions, such as the Hut 8 Agreements, corporate restructurings and the date of payment of dividends and other capital distributions. Thus, the decisions of Hut 8 as ABTC’s controlling shareholder on these matters, including its decisions with respect to its or ABTC’s performance under the Hut 8 Agreements, may be contrary to the expectations or preferences of other ABTC stockholders and could have a material adverse effect on ABTC’s business, prospects, financial condition and operating results. See the sections titled “Certain Relationships and Related-Party Transactions — ABTC Transactions” and “ABTC’s Business — Material Agreements” in this proxy statement/prospectus.

ABTC may experience liquidity constraints and may need to raise additional capital. In addition, ABTC expects to raise additional capital to execute its strategy. ABTC may be unable to raise the additional capital needed to operate and grow its business.

Liquidity risk is the risk that ABTC will not be able to meet its financial obligations as they fall due. ABTC plans to settle its financial obligations out of cash and cash equivalents, including from any potential sales of ABTC’s Bitcoin. However, the capital required to operate ABTC’s business and implement its growth initiatives is substantial. In addition, future capital raises and financings are an important part of ABTC’s future plans and its Bitcoin accumulation goals. As a result, ABTC expects to raise additional funds through equity or debt financings in order to meet its operating and capital needs, fund its growth initiatives and/or respond to competitive pressures or unanticipated working capital requirements, especially if the price of Bitcoin declines. However, ABTC may be unable to do so in a timely manner, in sufficient quantities or on terms acceptable to ABTC, if at all. If ABTC is unable to raise the additional capital needed to maintain its operations and execute on its growth initiatives, ABTC may be less competitive in its industry and its business, financial condition and results of operations may suffer and the value of ABTC’s securities may be materially and adversely affected. If ABTC were to raise equity financing, any of ABTC’s stockholders may experience significant dilution of their ownership interest and the value of their investment could decline. As disclosed elsewhere in this proxy statement/prospectus, on June 27, 2025, ABTC completed an external financing in the form of a private placement of 11,002,954 shares of ABTC Class A Common Stock to third party investors. Prior to the Closing, ABTC may complete further issuances of ABTC Class A Common Stock or other securities, but the amount and timing of such issuances, if any, is currently not known. Any increase in the number of issued and outstanding shares of ABTC Common Stock or Gryphon Common Stock will affect the Exchange Ratio and number of shares to be issued to ABTC stockholders in the Mergers. Furthermore, if ABTC were to raise debt financing, ABTC’s debtors would likely have priority over holders of equity with respect to order of payment preference. ABTC may be required to accept terms that restrict its ability to incur additional indebtedness or take other actions, including terms that require ABTC to maintain a specified level of liquidity or other balance sheet ratios that may not be in the interests of other stockholders.

Failure of critical systems related to ABTC’s operations could have a material adverse effect on its business, financial condition; and results of operations.

The critical systems related to ABTC’s operations are subject to failure and such failure could result in service interruptions to ABTC and/or damage to its equipment, which could significantly disrupt ABTC’s normal business operations, harm its reputation and reduce its revenue. The destruction or severe impairment of any of the facilities at which ABTC’s Bitcoin miners are hosted could result in significant downtime.

ABTC’s operations are subject to temporary or permanent interruption by factors that include but are not limited to:

•        failure by ABTC or its suppliers, including Hut 8 Corp. (“Hut 8”) to provide adequate service or maintain equipment;

•        power loss or plant downtimes;

•        equipment failure;

•        human error and accidents;

•        theft, sabotage and vandalism;

•        network connectivity downtime and fiber cuts;

•        service interruptions resulting from server relocation;

•        security breaches of infrastructure maintained by ABTC’s suppliers, including Hut 8;

•        failure by ABTC or its suppliers, including Hut 8, to obtain, maintain and comply with the terms and conditions of applicable government permits and approvals

•        physical, electronic and cybersecurity breaches;

•        animal incursions;

•        fire, earthquake, hurricane, tornado, flood and other natural disasters;

•        extreme temperatures;

•        water damage;

•        public health emergencies; and

•        terrorism.

The occurrence of any of these events may have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC may not be able to compete effectively against its current and future competitors.

The industry in which ABTC operates is highly competitive and continuously evolving. ABTC expects competition to further intensify as the industry that ABTC operates in continues to grow. As ABTC expands in its existing markets and enters new markets, ABTC is expected to compete against an increasing number of companies operating both within North America and abroad that may be more established or have greater financial and other resources and/or expertise.

Driven by the proliferation of energy-intensive applications such as Bitcoin mining and high performance computing (“HPC”), demand for energy capacity continues to outpace supply. At the same time, supply chain disruptions and regulatory constraints have extended lead times for critical infrastructure, including Bitcoin miners, generators and transformers. Grid interconnection bottlenecks have further constrained access to power and Bitcoin mining infrastructure development. In this evolving landscape, ABTC competes directly with other Bitcoin miners for, among other things, Bitcoin miners, access to low-cost efficient mining infrastructure and Bitcoin rewards.

ABTC believes its success depends on its ability to scale low-cost Bitcoin production through its infrastructure-light model, including through its relationship with Hut 8 and the Hut 8 Agreements. However, this model might not provide the competitive advantage ABTC anticipates or if it does, such competitive advantage might not endure. If ABTC is unable to compete successfully or if competing successfully requires ABTC to take costly actions in response to the actions of ABTC’s competitors, ABTC’s business, financial condition and results of operations could be adversely affected.

ABTC’s Bitcoin miners are hosted at sites leased by Hut 8 and the termination or higher renewal rate of these leases could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC’s Bitcoin miners are hosted at sites leased by Hut 8 and there can be no assurance that Hut 8 will remain in compliance with the leases, that the landlord will continue to support Hut 8 and ABTC’s operations and that the leases will not be terminated despite negotiation for long term lease periods and renewal provisions. When the initial terms of Hut 8’s existing leases expire, in some instances, Hut 8 may have the right to extend the terms of the leases for one or more renewal periods. Upon the end of Hut 8’s initial term or, if applicable, the renewal periods, Hut 8 would have to renegotiate its lease terms with the applicable landlords. ABTC may not be able to directly control or influence such negotiations and the terms and conditions of such Hut 8 leases. Hut 8 may not be able to renew such leases on terms favorable to it or ABTC or at all. The termination of a lease or the renewal of such leases on less favorable terms could have a material adverse effect on ABTC’s business, financial condition and results of operations.

The Hut 8 facilities at which ABTC hosts its Bitcoin miners may experience damage, including damages that may not be covered by insurance.

The Hut 8 facilities at which ABTC currently hosts its Bitcoin miners and any future sites at which ABTC will host its Bitcoin miners are subject to a variety of risks relating to physical condition and operation, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural or manmade disasters;

•        claims by employees and others for injuries sustained at facilities at which ABTC hosts its Bitcoin miners.

The measures ABTC takes to protect against these risks may not be sufficient. The realization of any hazard or operational risk may result in business interruption, liability or litigation. ABTC maintains an amount of insurance protection that it considers adequate, but ABTC cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which ABTC may be subject and, even if ABTC does have insurance coverage for a particular circumstance, ABTC may be subject to a large deductible and maximum cap. ABTC carries liability, property, business interruption and other insurance policies to cover certain insurable risks to it. ABTC selects the types of insurance, the limits and the deductibles based on ABTC’s specific risk profile, the cost of the insurance coverage versus its perceived benefit and general industry standards. ABTC’s insurance policies contain certain industry standard exclusions for events such as war and nuclear reaction. A successful claim for which ABTC is not fully insured could materially harm ABTC’s business, financial condition and results of operations. Further, due to rising insurance costs and changes in the insurance markets, ABTC cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC is subject to risks associated with its need for significant electrical power.

ABTC’s operations require significant amounts of electrical power and ABTC’s business, financial condition and results of operations may be impacted by the unavailability of power and price fluctuations in the power market. Market prices for power, capacity and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Power availability and prices may also be materially impacted by other factors outside of ABTC’s control, including:

•        changes in generation capacity in the markets in which ABTC’s Bitcoin miners operate, including changes in the supply of power as a result of the development of new plants, expansion, reduction or retirement of existing plants, the continued operation of uneconomic power plants due to state subsidies or additional or reduced transmission capacity;

•        environmental regulations and legislation;

•        electric supply disruptions, including plant outages and transmission disruptions;

•        changes in power transmission infrastructure;

•        fuel price volatility;

•        fuel transportation capacity constraints or inefficiencies;

•        development of new fuels, new technologies and new forms of competition for the production of power;

•        changes in law, including judicial decisions;

•        weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

•        changes in commodity prices and the supply of commodities, including natural gas, coal and oil;

•        changes in the demand for power or in patterns of power usage;

•        economic and political conditions;

•        supply and demand for energy commodities;

•        supply chain disruption of electrical components needed to transmit energy;

•        availability of competitively priced alternative energy sources;

•        ability to procure satisfactory levels of inventory; and

•        changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power availability and prices could affect the cost of power for ABTC’s operations, which are passed through from Hut 8 to ABTC through the MCSA.

Although Hut 8 maintains limited backup power at certain sites, it may not be feasible to run ABTC’s operations on back-up power generators in the event of a restriction on electricity or a power outage. Planned or unplanned outages at the power grids that ABTC relies on may require Hut 8 to purchase power at then-current market prices and pass along such costs to ABTC, which could have a negative impact on the cost structure of ABTC’s operations. To the extent ABTC is unable to receive adequate power supply and is forced to reduce or cease its operations due to the unavailability or cost of electrical power, ABTC’s business, financial condition and results of operations would be adversely affected.

Furthermore, there can be no assurance that power suppliers will service Hut 8’s facilities that ABTC’s Bitcoin miners are hosted at or that such suppliers will continue to provide ABTC with power for any period of time. These agreements may be terminated or ABTC may lose access to power under certain other circumstances and ABTC may not be able to find an adequate replacement at a reasonable cost or at all, especially in light of the limited availability of power and grid constraints in many markets. The inability of Hut 8 to secure a power purchase agreement or the termination of a power purchase agreement could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Moreover, there may be significant competition for suitable locations with access to affordable power to host ABTC’s Bitcoin miners if ABTC looks to expand its operations. ABTC will also depend on Hut 8 allocating the use of current and future sites suitable for hosting ABTC’s Bitcoin miners if ABTC desires to expand its operations, and there is a risk that Hut 8 may refuse to deliver the services ordered by ABTC under the Hut 8 Agreements or allocate space in future facilities to ABTC’s Bitcoin miners if Hut 8 perceives that it may deliver those services on more economically advantageous terms to other third parties or to other entities affiliated with Hut 8. See “ABTC’s Business — Material Agreements” in this proxy statement/prospectus.

ABTC’s business may be heavily impacted by geopolitical, social, economic and other events and circumstances in the United States, Canada or elsewhere.

ABTC’s business may be heavily impacted by geopolitical, social, economic and other events and circumstances in the United States, Canada and elsewhere. These include natural disasters, pandemics (like the COVID-19 pandemic), geopolitical tensions, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflicts and acts of war (such as the Russia-Ukraine conflict) and related responses, including sanctions or other restrictive actions, interest rate fluctuations, inflationary issues and associated changes in monetary policy or potential economic recession, commodity prices, legislative and regulatory changes, foreign currency fluctuations, international tariffs, fluctuations in capital markets and broad trends in industry and finance. For example, equipment necessary for ABTC’s operations and ABTC’s offerings is manufactured in large part outside of the United States. There is currently significant uncertainty about the future relationship between the United States and other countries, including Canada, Mexico, China, the European Union and others, with respect to trade policies, treaties, tariffs and taxes. These events and circumstances are largely outside of ABTC’s influence and control and, while the impact of such events or circumstances is not presently known, any of them could adversely affect ABTC’s business, financial condition and results of operations. See “ABTC Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tariff Risk” in this proxy statement/prospectus.

ABTC may be exposed to cybersecurity threats and breaches.

Threats to network and data security are increasingly diverse and sophisticated and security breaches, computer malware and computer hacking attacks have been an increasing concern. Despite ABTC’s efforts and processes in place to prevent them, ABTC’s computer servers and systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering. As techniques used to breach security change frequently and are generally not recognized until launched against a target, ABTC may not be able to promptly detect that a cyber breach has occurred, implement security measures in a timely manner or, if and when implemented, ABTC may not be able to determine the extent to which these measures could be circumvented. Recent developments in the cyber threat landscape include use of artificial intelligence (“AI”) and machine learning, as well as an increased number of cyber extortion and ransomware attacks, with the potential for higher ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology. Further, any adoption of AI by ABTC or by third parties may pose new security challenges. A party who is able to compromise the security measures on ABTC’s networks or the security of ABTC’s infrastructure could misappropriate the proprietary or sensitive information of ABTC or its employees or cause interruptions or malfunctions in ABTC’s operations. ABTC also may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by cyber breaches in ABTC’s physical or virtual security systems. Any breaches that may occur in the future could expose ABTC to increased risk of lawsuits, regulatory penalties, damage relating to loss of proprietary information, harm to ABTC’s reputation and increases in ABTC’s security costs, which could have a material adverse effect on ABTC’s business, financial condition and results of operations. Furthermore, ABTC holds its Bitcoin with third-party custodians. If ABTC’s custodians are exposed to a cyberattack or breach, it may temporarily or permanently lose access to some or all of its Bitcoin, which would have a material adverse effect on ABTC’s business, financial condition and results of operations.

The cybersecurity regulatory landscape continues to evolve and compliance with the proposed reporting requirements could further complicate ABTC’s ability to resolve cyberattacks. Although ABTC maintains insurance coverage for certain cyber risks, such coverage may be unavailable or insufficient to cover ABTC’s losses.

ABTC may face the risk of Internet-related disruptions.

ABTC’s mining operations are dependent upon access to the Internet. Neither ABTC nor Hut 8 is an Internet provider and as such, ABTC, through Hut 8, relies on other third parties to provide it with access to the Internet. There can be no assurance that Internet providers will service the Hut 8 sites that ABTC’s Bitcoin miners are hosted at or that once a provider has decided to deliver Internet connectivity to such sites, it will continue to do so for any period of time. If ABTC faces a significant disruption in Internet connectivity to the sites where its Bitcoin miners are hosted, ABTC may be required to reduce the impacted operations or cease them altogether. If this occurs, ABTC’s business, financial condition and results of operations may be materially and adversely affected.

ABTC’s success depends on key personnel whose continued service is not guaranteed.

ABTC depends on the efforts of its key personnel and the key personnel of Hut 8, including ABTC’s and Hut 8’s senior leadership, many of whom have strong technology, finance, real estate and/or Bitcoin mining expertise and industry reputations. They are important to ABTC’s success for many reasons, including that they attract investors and business and investment opportunities and assist ABTC in negotiations with investors, lenders and industry personnel. If ABTC lost their services, or Hut 8 lost the services of its key personnel, its business and investment opportunities and its relationships with lenders and other capital markets participants and industry personnel could suffer. As the number of ABTC’s competitors increases or their competitive strength increases, it becomes more likely that a competitor would attempt to hire certain of these individuals away from ABTC or Hut 8. The loss of any of these key personnel would result in the loss of these and other benefits and could materially and adversely affect ABTC’s business, financial condition and results of operations.

ABTC is an early-stage company with limited operating history.

ABTC is an early-stage company currently and has a very limited operating history. No assurances can be made that ABTC will achieve profitability in the near future, if ever. Accordingly, you should consider ABTC’s business prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that ABTC may be unable to:

•        successfully implement or execute its business plan or demonstrate that its business plan is sound;

•        adjust to changing conditions or keep pace with increased demand;

•        attract and retain an experienced management team; or

•        raise sufficient funds to effectuate ABTC’s business plan.

ABTC may not adequately respond to price fluctuations and rapidly changing technology.

Competitive conditions within the industry in which ABTC operates require that ABTC use sophisticated technology in the operation of its business. This industry is characterized by rapid technological changes, enhancements and evolving industry standards. New technologies, techniques or offerings could emerge that might offer better performance than the technologies ABTC currently utilizes and ABTC may have to manage transitions to these new technologies to remain competitive. ABTC intends to continue to invest in hardware, equipment and technology at its facilities. ABTC may not be successful, generally or relative to its competitors, in timely implementing new technology into its systems or doing so in a cost-effective manner. During the course of implementing any such new technology into ABTC’s operations, ABTC may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that ABTC will recognize, in a timely manner or at all, the benefits that ABTC may expect as a result of implementing new technology into its operations. As a result, ABTC’s business, financial condition and results of operations may suffer.

If ABTC does not accurately predict its facility requirements or if Hut 8 fails to successfully develop and operate facilities at which ABTC may host its miners, it could have a material adverse effect on ABTC’s business, financial condition and results of operations.

The costs of operating in the facilities used by ABTC will constitute a significant portion of ABTC’s capital and operating expenses. ABTC evaluates its short- and long-term infrastructure and facilities requirements in order to manage growth and ensure adequate capacity for its planned and existing mining operations. However, there can be no assurance that ABTC will accurately predict its short- and long-term requirements.

ABTC is dependent on Hut 8 for the maintenance, development and expansion of future facilities. In order to sustain ABTC’s growth in certain of its existing and new markets, Hut 8 may expand an existing data center, lease a new facility or acquire suitable land, with or without structures, to build new data centers, which ABTC may use for its operations. These projects expose Hut 8 to many risks, the cost of which may be passed along to ABTC in the form of delays in providing adequate capacity for ABTC’s Bitcoin miners or increases in the costs of operating in the facilities used by ABTC, which could have an adverse effect on ABTC’s business, financial condition and results of operations. Some of the risks associated with the development, redevelopment and construction of data centers by Hut 8 or others include:

•        construction delays;

•        power and power grid constraints;

•        lack of availability and delays for data center and/or power equipment, including items such as generators and switchgear;

•        delays related to permitting and approvals to open from public agencies and utility companies; and

•        unexpected lack of power access.

Delays, difficulty finding replacement products, continued high inflation and additional or unexpected disruptions to Hut 8’s supply chain could significantly affect the cost of ABTC’s existing or anticipated projects. Furthermore, there may not be suitable properties available in Hut 8’s markets that are accessible to ABTC with the necessary combination of high-power capacity and fiber connectivity or selection may be limited. ABTC expects that it will continue to experience limited availability of power and grid constraints in many markets as well as shortages of associated equipment because of the current high demands and finite nature of these resources. These shortages could result in challenges in ensuring adequate capacity for ABTC’s planned and existing mining operations, which could have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC may acquire other businesses and/or assets or form strategic alliances or joint ventures that could negatively affect ABTC’s operating results, dilute shareholder ownership, increase debt or cause it to incur significant expenses.

As part of ABTC’s growth strategy, in the future, ABTC may pursue acquisitions of businesses and/or assets and/or enter into strategic alliances or joint ventures. However, ABTC cannot offer any assurance that any such acquisition or partnership will be successful. ABTC may not be able to identify suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If ABTC completes any acquisitions, ABTC may not be able to integrate these acquisitions successfully into its existing business. In addition, in the event that ABTC acquires any existing businesses, ABTC may assume unknown or contingent liabilities.

Any such acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities, write-offs of intangible assets or goodwill, restructuring and other related expenses or litigation, any of which could have a negative impact on ABTC’s business, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and carry substantial compliance burdens and costs, which may limit ABTC’s ability to realize the anticipated benefits of such acquisitions and which may require management resources that would otherwise be focused on developing and expanding ABTC’s existing business. ABTC may experience losses related to potential investments in other companies, which could materially and adversely affect ABTC’s business, financial condition and results of operations. Furthermore, the benefits of any acquisition, strategic alliance or joint venture may also take considerable time to develop and ABTC cannot be certain that any particular acquisition, strategic alliance or joint venture will produce the intended benefits in a timely manner or to the extent anticipated or at all.

ABTC operates in the United States and Canada, which may expose it to risks, including currency risks, associated with doing business internationally.

ABTC currently operates in the United States and Canada. As a result, ABTC is and may become increasingly exposed to risks inherent in conducting business outside of the United States. These risks include the following:

•        adverse changes in foreign currency exchange rates;

•        increased difficulty in protecting ABTC’s intellectual property rights and trade secrets, including litigation costs and the outcome of such litigation in jurisdictions outside the United States;

•        increased exposure to events that could impair ABTC’s ability to operate internationally with third parties such as problems with such third parties’ operations, finances, insolvency, labor relations, manufacturing capabilities, costs, insurance, natural disasters, public health emergencies or other catastrophic events;

•        unexpected legal or government action or changes in legal or regulatory requirements;

•        difficulties in managing, growing and staffing international operations;

•        social, economic or political instability;

•        potential negative consequences from changes to taxation or tariff policies;

•        challenges to the transfer pricing of cross-border intercompany transactions;

•        increased difficulty in ensuring compliance by employees, agents and contractors with ABTC’s policies as well as with the laws of multiple jurisdictions, including international environmental, health and safety laws and increasingly complex regulations relating to the conduct of international commerce, including import/export laws and regulations, economic sanctions laws and regulations and trade control; and

•        increased exposure to cybersecurity risks in foreign jurisdictions that may materially and adversely affect ABTC’s business, financial condition and results of operations.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. ABTC’s functional currency is the U.S. dollar and most purchases are transacted in U.S. dollars. However, ABTC’s Canadian operations use Canadian dollars as their functional currency. As a result, ABTC is exposed to fluctuations in currency exchange rates, which could negatively affect ABTC’s business, financial condition and results of operations. Management currently does not hedge ABTC’s foreign exchange risk.

ABTC may incur significant expenses as a result of its international operations and it may not be successful in converting those expenditures into increased profitability. ABTC’s failure to successfully manage these risks could harm its international operations and have an adverse effect on its business, financial condition and results of operations.

Banks and financial institutions may not provide banking services or may cut off services, to businesses that provide digital asset-related services or that accept digital assets as payment.

Although a number of significant U.S. banks and investment institutions allow customers to carry and invest in Bitcoin and other digital assets, the acceptance and use by banks of digital assets, including Bitcoin, varies. However, a number of companies that provide Bitcoin or other digital asset-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. This risk may be further exacerbated in light of several high-profile bankruptcies in the digital assets industry, as well as bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult for digital asset-related companies to find banking or financial services.

A number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. ABTC also may be unable to maintain these services for its business.

The difficulty that many businesses that provide Bitcoin or other digital asset-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of digital assets as a payment system and harm public perception of digital assets. Similarly, the usefulness of digital assets as a payment system and the public perception of digital assets could be damaged if banks or financial institutions were to close the accounts of businesses providing Bitcoin or other digital asset-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over-the-counter market and the Depository Trust Company. Such factors would have a material adverse effect on ABTC’s business, financial condition and results of operations.

ABTC’s Risks Related to Certain Regulations and Laws, Including Tax Laws

ABTC’s operations are subject to various legal, regulatory, governmental and technological uncertainties.

As of May 30, 2025, ABTC’s platform included Bitcoin miners at three Bitcoin mining sites in North America. ABTC’s business operating across multiple jurisdictions subjects it to extensive laws, rules, regulations, policies orders, determinations, directives and legal and regulatory interpretations and guidance.

Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, AI and/or related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty and vary widely across U.S. and Canadian federal, state, provincial and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another. Moreover, the complexity and evolving nature of ABTC’s business and the significant uncertainty surrounding the regulation of the crypto industry requires ABTC to exercise its judgment as to whether certain laws, rules and regulations apply to it and it is possible that governmental bodies and regulators may disagree with ABTC’s conclusions. To the extent ABTC has not complied or is deemed to have not complied, with such laws, rules and regulations, ABTC could be subject to significant fines, revocation of licenses, limitations on ABTC’s operations, reputational harm and other regulatory consequences, each of which may be significant and could adversely affect ABTC’s business, financial condition and results of operations.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, Canada and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the economy. For example, in light of the recent change in administration in the United States, there is considerable uncertainty and potential conflict regarding and among existing laws, judicial orders and bans, new presidential executive orders, regulatory frameworks, leadership changes and enforcement priorities and strategies. Penalties for non-compliance with any of these orders or regulations may be significant. Proposed tariffs to be imposed by the United States on imports from certain countries and potential counter-tariffs in response, could lead to increased costs and supply chain disruptions. If ABTC is not able to navigate these changes, it could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Due to ABTC’s business activities, ABTC may be subject to examinations, oversight, reviews, investigations and inquiries, many of which have broad discretion to audit and examine ABTC’s business. Moreover, laws and regulations related to economic sanctions, export controls, anti-bribery and anti-corruption and other international activities may restrict or limit ABTC’s ability to engage in transactions or dealings with certain counterparties in or with, certain countries or territories or in certain activities. ABTC cannot guarantee compliance with all such laws and regulations and failure to comply with such laws and regulations could expose ABTC to fines, penalties or costly and expensive investigations. Any new laws, regulations or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying if and how ABTC conducts its business. Adverse changes to or ABTC’s failure to comply with, any laws and regulations may have an adverse effect on ABTC’s business, financial condition and results of operations.

The application of the CEA and the regulations promulgated thereunder, to ABTC’s business is unclear and is subject to change in a manner that is difficult to predict.

The application of the CEA and the regulations promulgated thereunder by the CFTC to ABTC’s business is unclear and is subject to change in a manner that is difficult to predict. To the extent ABTC becomes or is deemed to be subject to regulation by the U.S. Commodity Futures Trading Commission (“CFTC”) in connection with its business activities, ABTC may incur additional regulatory obligations and compliance costs, which may be significant.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed, that Bitcoin and other digital assets fall within the definition of a “commodity” under the CEA and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other digital assets. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in and may in the future result in, CFTC investigations, inquiries, enforcement action and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause negative publicity for Bitcoin and other digital assets, which could adversely impact mining profitability, the value of such assets and the value of ABTC’s securities.

In addition to the CFTC’s general enforcement authority, the CFTC has regulatory and supervisory authority with respect to commodity futures, options and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined or financed basis. Changes in ABTC’s activities, the CEA, CFTC Rules or the interpretations and guidance of the CFTC may subject ABTC to additional regulatory requirements, licenses and approvals, which could result in significant increased compliance and operational costs.

Furthermore, trusts, syndicates and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association as “commodity pools.” If ABTC’s mining activities or transactions in Bitcoin were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for ABTC’s shareholders, ABTC could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting ABTC’s stockholders, financial condition and results of operations. If ABTC determines it is not possible or practicable to comply with such additional regulatory and registration requirements, ABTC may seek to cease certain of its operations. Any such action may adversely affect an investment in ABTC’s business.

If regulatory changes or interpretations require ABTC’s registration as a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA or otherwise under state laws, ABTC may incur significant compliance costs.

FinCEN regulates providers of certain services with respect to “convertible virtual currency,” including Bitcoin. Businesses engaged in the transfer of convertible virtual currencies are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that digital assets mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that ABTC’s business activities cause it to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, ABTC may be required to comply with FinCEN regulations, including those that would mandate it to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that ABTC’s activities would cause us to be deemed a “money transmitter” or equivalent designation under state law in any state in which it may operate, ABTC may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause ABTC to incur extraordinary expenses. Furthermore, ABTC may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters,” such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If ABTC is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, it may cease or alter its activities.

If ABTC were deemed to be an investment company under the 1940 Act, applicable restrictions could make it impractical or impossible for ABTC to continue its business as contemplated and could have a material adverse effect on ABTC’s business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is or holds itself out as being, engaged primarily or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. ABTC does not believe that it is an “investment company,” as such term is defined in either of those sections of the 1940 Act. ABTC intends to conduct its operations so that it will not be deemed an investment company. ABTC believes that it is not and will not be primarily engaged in the business of investing, reinvesting or trading in securities and it does not hold itself out as being engaged in those activities. The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court.

As a result of ABTC’s investments and ABTC’s Bitcoin mining activities, it is possible that the investment securities ABTC holds in the future could exceed 40% of ABTC’s total assets, exclusive of U.S. government securities and cash items, particularly if the SEC’s position on Bitcoin changes and, accordingly, ABTC could become an inadvertent investment company. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions or exemptions under the 1940 Act. One such exemption, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As of the date of this proxy statement/prospectus, ABTC does not believe it is an inadvertent investment company. If it does become an inadvertent investment company in the future, ABTC may take actions to cause the investment securities held by it to be less than 40% of its total assets, which may include acquiring assets with ABTC’s cash and/or Bitcoin on hand or liquidating investment securities or Bitcoin or seeking a no-action letter from the SEC if ABTC is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or Bitcoin could result in losses.

As the Rule 3a-2 exemption is available to a company no more than once every three years and assuming no other exclusion or exemption is available to us, ABTC would have to keep within the 40% limit for at least three years after it relies on Rule 3a-2 and subsequently cease being an inadvertent investment company. This may limit ABTC’s ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on ABTC’s earnings. In any event, ABTC does not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business and its contracts would become voidable. Registration is time consuming, expensive and restrictive and may require a restructuring of ABTC’s business and ABTC would be very constrained in the kind of business it could do as a registered investment company. Further, ABTC would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the 1940 Act regime. The cost of such compliance would result in ABTC incurring substantial additional expenses and the failure to register if required would have a materially adverse impact on ABTC’s business, financial condition and results of operations. Furthermore, ABTC’s classification as an investment company could adversely affect ABTC’s ability to engage in future combinations, acquisitions or other transactions on a tax-free basis.

ABTC’s interactions with a blockchain may expose it to specially designated nationals (“SDN”) or blocked persons and new legislation or regulation could adversely impact ABTC’s business or the market for digital assets.

The Office of Financial Assets Control (“OFAC”) of the U.S. Department of the Treasury requires ABTC to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, ABTC may inadvertently and without its knowledge engage in transactions with persons named on OFAC’s SDN list. ABTC prohibits any transactions with such SDN individuals and ABTC takes commercially reasonable steps to avoid such transactions, but ABTC may not be adequately capable of determining the ultimate identity of the individual with whom it transacts with respect to transacting in Bitcoin. Moreover, there is a risk that some bad actors will continue to attempt to use digital assets, including Bitcoin, as a potential means of avoiding federally imposed sanctions.

ABTC is unable to predict the nature or extent of new and proposed legislation and regulation affecting the digital asset industry or the potential impact of the use of Bitcoin or other digital assets by SDN or other blocked or sanctioned persons, which could have material adverse effects on ABTC’s business, financial condition and results of operations and ABTC’s industry more broadly. Further, ABTC may be subject to investigation, administrative or court proceedings and civil or criminal monetary fines and penalties as a result of any enforcement actions, all of which could harm ABTC’s business, financial condition and results of operations.

ABTC may be subject to substantial environmental or energy regulation and may be adversely affected by legislative or regulatory changes.

ABTC’s business is subject to extensive U.S. and Canadian federal, state, provincial and local laws. Compliance with or changes to, the requirements under these legal and regulatory regimes may cause ABTC to incur significant additional costs or adversely impact ABTC’s ability to compete on favorable terms with competitors. ABTC’s plans and strategic initiatives are based, in part, on ABTC’s understanding of current environmental and energy regulations, policies and initiatives. If new regulations are imposed or if existing regulations are modified, the assumptions made underlying ABTC’s plans and strategic initiatives may be inaccurate and ABTC may incur additional costs to adapt its plans, if ABTC is able to adapt them at all, to such changes. Failure to comply with such requirements could result in the shutdown of non-complying operations, the imposition of liens, fines and/or civil or criminal liability, costly litigation or substantial delays or modifications to ABTC’s operations or strategic initiatives. Changes to these laws and regulations could result in temporary or permanent restrictions on ABTC’s operations. Compliance with or opposing such regulation, may be costly. In addition, ABTC may be responsible for any on-site liabilities associated with the environmental condition of facilities at which ABTC hosts its Bitcoin miners, regardless of when the liabilities arose and whether they are now known or unknown.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for ABTC’s business because Bitcoin mining, with its energy demand, may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on ABTC and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact ABTC’s ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, ABTC cannot predict how legislation and regulation will affect its business, financial condition and results of operations. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in ABTC’s industry could harm ABTC’s reputation. Any of the foregoing could result in a material adverse effect on ABTC’s business, financial condition and results of operations.

Increased scrutiny and changing expectations from stakeholders with respect to ABTC’s practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to environmental, social and governance (“ESG”) matters. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are increasingly focused on ESG and in recent years have placed increasing importance on the non-financial impacts of their investments. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on ABTC’s operations, ABTC’s business, financial condition and results of operations could be negatively impacted.

ABTC may be adversely affected by physical risks related to climate change and ABTC’s response to it.

Severe weather events, such as droughts, wildfires, flooding, heat waves, hurricanes, typhoons and winter storms and other natural and manmade events pose a threat to ABTC’s operations through physical damage to equipment and facilities that host ABTC’s Bitcoin miners, power supply disruption and long-term effects on the cost of electricity. The frequency and intensity of severe weather events are reportedly increasing as part of broader climate changes. Changes in global weather patterns may also pose long-term risks of physical impacts to ABTC’s business. ABTC cannot be certain that any plans it has will mitigate the impacts of such disasters or events. Failure to mitigate such events could adversely affect ABTC’s business, financial condition and results of operations.

ABTC may be involved in legal proceedings from time to time, which could adversely affect it.

From time to time ABTC may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom ABTC does business and other proceedings, whether arising in the ordinary course of business or otherwise. ABTC evaluates its exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause ABTC to incur significant expenses or liabilities or require ABTC to change its business practices. In addition, the expenses and liabilities of litigation and other proceedings and the timing of these expenses from period to period, are difficult to estimate, subject to change and could adversely affect ABTC’s business, financial condition and results of operations.

In addition, responding to lawsuits brought against ABTC and governmental inquiries or legal actions that ABTC may initiate may be expensive, time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect ABTC’s business, financial condition and results of operations and ABTC could incur substantial monetary liability and/or be required to change ABTC’s business practices.

Changes in tax laws or unanticipated tax liabilities could adversely affect ABTC’s effective income tax rate and profitability.

ABTC is subject to income taxes in various jurisdictions in the United States and Canada and may become subject to taxation in additional jurisdictions as it expands. ABTC’s effective tax rate could be adversely affected in the future by several factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application, changes in the geographic mix of ABTC’s earnings and the outcome of income tax audits in any of the jurisdictions in which it operates or is otherwise subject to tax.

A significant change in U.S. or Canadian tax laws and regulations may materially and adversely impact ABTC’s income tax liability, provision for income taxes and effective tax rate. ABTC regularly assesses these matters to determine the adequacy of its income tax provision, which is subject to significant judgment.

In the ordinary course of ABTC’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although ABTC believes its tax estimates are reasonable, the outcome of income tax audits and related litigation could be materially different than that reflected in ABTC’s historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on ABTC’s business, financial condition and results of operations.

Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.

Third parties may assert intellectual property claims relating to the holding and transfer of digital assets, including Bitcoin and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end-users to hold and transfer digital assets, including Bitcoin, may adversely affect the value of the Bitcoin ABTC holds as well as its business, financial condition and results of operations. Additionally, a meritorious intellectual property claim could prevent ABTC and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against ABTC or other large digital asset network participants could adversely affect ABTC’s business, financial condition and results of operations.

Developments regarding the treatment of Bitcoin for applicable U.S. and Canadian federal, state, provincial, local and other tax purposes could adversely impact ABTC’s business.

Due to the new and evolving nature of Bitcoin and the absence of comprehensive guidance with respect to Bitcoin and related transactions, many significant aspects of the applicable U.S. and Canadian federal, state, provincial, local and other tax treatment of transactions involving Bitcoin, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other digital asset incentives and rewards products, are uncertain and it is unclear what guidance may be issued in the future with respect to the tax treatment of Bitcoin and related transactions.

Current Internal Revenue Service (“IRS”) guidance indicates that for U.S. federal income tax purposes digital assets, including Bitcoin, should be treated and taxed as property and transactions involving the payment of Bitcoin for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks and airdrops of digital currencies may give rise to taxable events and guidance with respect to the determination of the tax basis of digital currencies. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain hard forks and airdrops, there continues to be uncertainty with respect to the timing and amount of income inclusions for various crypto asset transactions, including staking rewards, other digital asset incentives and reward products. Generally, while current IRS guidance creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, it preserves the right to apply capital gains treatment to those transactions, which may be favorable for investors in Bitcoin.

There can be no assurance that the IRS will not alter its existing position with respect to digital assets in the future or that Canadian federal or applicable state, provincial, local and other taxing authorities or courts will follow or continue to follow, the approach of the IRS with respect to the treatment of digital assets, including Bitcoin. Generally, any alteration of existing guidance or issuance of new or different guidance may have negative consequences, including the imposition of a greater tax burden on investors in Bitcoin or imposing a greater cost on the acquisition and disposition of Bitcoin. In either case, this may have a negative effect on the trading price of Bitcoin or otherwise negatively impact ABTC’s business, financial condition and results of operations. In addition, future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty of its treatment for applicable U.S. and Canadian federal, state, provincial, local and other tax purposes.

ABTC may not protect its intellectual property rights and other proprietary rights effectively.

ABTC may not be able to obtain broad protection in the United States, Canada or elsewhere for its current or future intellectual property and other proprietary rights. Protecting ABTC’s intellectual property rights and other proprietary rights may require significant expenditure of ABTC’s financial, managerial and operational resources. Any of ABTC’s intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation. Moreover, the steps that ABTC may take to protect its intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. A third party might try to reverse engineer or otherwise obtain and use ABTC’s technology without its permission. ABTC cannot guarantee that others will not readily ascertain by proper means the proprietary technology used in or embodied by ABTC’s services or technology or that others will not independently develop substantially equivalent products, services or technology or that ABTC can meaningfully protect the rights to unpatented products, services or technology. ABTC cannot guarantee that its agreements with its employees, consultants, advisors, sublicensees and strategic partners will provide meaningful protection for its intellectual property and other proprietary rights.

ABTC’s intellectual property may infringe claims of third-party intellectual property rights or other proprietary rights, which could adversely affect its business and profitability.

ABTC’s commercial success may depend, in part, on its ability to operate without infringing third-party intellectual property rights or other proprietary rights. For example, there may be issued patents of which it is not aware that its services or technology infringe on. Also, there may be patents that ABTC believes that it does not infringe on, but that it may ultimately be found to by a court of law or government regulatory agency. Moreover, patent applications, in some cases, are maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which ABTC is unaware that may later result in issued patents that its services or technology allegedly infringe on. If a third party brings any claim against ABTC based on third-party intellectual property rights and/or other proprietary rights, it will be required to spend significant resources to defend and challenge such claim, as well as to invalidate any such rights. Any such claim, if initiated against ABTC, whether or not it is resolved in ABTC’s favor, could result in significant expense to ABTC and divert the efforts of technical and management personnel, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Combined Company Common Stock and the Proposals, you should carefully read the following risk factors in addition to the risks described above and the other information included or incorporated by reference in this proxy statement/prospectus.

If any of the events described in “Risks Related to Gryphon” or “Risks Related to ABTC” occur, those events could cause potential benefits of the Mergers not to be realized.

Following the Closing, the Combined Company will be susceptible to many of the risks described in the sections titled “Risks Related to Gryphon” and “Risks Related to ABTC” in this proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the Mergers may not be realized, the business, results of operations and financial condition of the Combined Company could be adversely affected in a material way and the market price of the Class A Common Stock could decline.

There has been no prior public market for ABTC’s common stock or the Class A Common Stock and the price of the Class A Common Stock may be volatile or may decline regardless of the Combined Company’s operating performance.

There has been no public market for ABTC’s common stock or the Class A Common Stock. Although Gryphon Common Stock is listed on Nasdaq and ABTC and Gryphon will apply to have the Class A Common Stock listed on Nasdaq, an active trading market for the Class A Common Stock may never develop or be sustained following the Mergers. The price that the Class A Common Stock trades at immediately following the Mergers may not necessarily reflect the price at which investors in the market will be willing to buy and sell it on a sustained basis. In addition, an active trading market may not develop following the Closing or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares of Class A Common Stock at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair the Combined Company’s ability to raise capital by selling securities and may impair the Combined Company’s ability to acquire other businesses or technologies using the Combined Company’s securities as consideration, which, in turn, could materially adversely affect the Combined Company’s business. The market price of the Class A Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond the Combined Company’s control, including:

•        overall performance of the equity markets;

•        the Combined Company’s operating performance and the performance of other similar companies;

•        the published opinions and third-party valuations by banking and market analysts;

•        changes in the Combined Company’s projected operating results, if any, that it provides to the public, the Combined Company’s failure to meet these projections or changes in recommendations by securities analysts;

•        regulatory or legal developments;

•        the level of expenses related to operations;

•        the Combined Company’s failure to achieve its goals in the timeframe it announces;

•        announcements of acquisitions, strategic alliances or significant agreements by the Combined Company;

•        recruitment or departure of key personnel;

•        the economy as a whole and market conditions in the Combined Company’s industry;

•        trading activity by stockholders who may own or transact in significant amounts of Class A Common Stock;

•        the size of the Combined Company’s public float;

•        political uncertainty and/or instability in the United States; and

•        any other factors discussed in this proxy statement/prospectus.

In addition, the equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many digital asset mining and cryptocurrency companies. Stock prices of many digital asset mining and cryptocurrency companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If the Combined Company were to become involved in securities litigation, it could subject the Combined Company to substantial costs, divert resources and the attention of management from the Combined Company’s business and adversely affect its business, financial condition and results of operations.

The proposed multi-class capital structure of the Combined Company will concentrate voting control with Hut 8 and certain of the Combined Company’s other principal shareholders, who will have the ability to control the direction of its business and significantly influence all matters submitted to stockholders for approval.

A number of provisions relating to the proposed multi-class structure of the Combined Company’s Common Stock are rare or otherwise not common among other corporations with multiple class structures. For instance, each share of Class B Common Stock will be entitled to 10,000 votes per share, each share of Class C Common Stock will be entitled to ten (10) votes per share and each share of Class A Common Stock will be entitled to one vote per share. Additionally, the Proposed Charter will provide that transfers by holders of Class B Common Stock and Class C Common Stock will not result in those shares converting to Class A Common Stock. Moreover, the Proposed Charter will not provide for any automatic conversion of shares of Class B Common Stock and Class C Common Stock into Class A Common Stock, regardless of identity of the holders thereof or the size of their holdings of the same. See “Description of Combined Company Capital Stock” in this proxy statement/prospectus.

Upon the Closing, Hut 8 will own 80% of the shares of Class B Common Stock and a majority of the total combined voting power of Combined Company’s outstanding capital stock. Hut 8, together with the Combined Company’s other anticipated greater than 5% stockholders, will own 89.3% of the shares of Class B Common Stock, in total representing a majority of the total combined voting power of Combined Company’s outstanding capital stock.

For so long as Hut 8 owns shares of Combined Company’s capital stock that represent a majority of the combined voting power of Combined Company’s outstanding capital stock, it will be able to control any corporate action that requires a stockholder vote, regardless of the vote of any other stockholder (subject to certain limited exceptions for certain class votes). As a result, Hut 8 will (and is expected to continue to have) the ability to control significant corporate activities, including, but not limited to:

•        subject to the provisions of the Investors’ Rights Agreement, the election of the Combined Company Board and, through the Combined Company Board, decision-making with respect to the Combined Company’s business direction and policies, including the appointment and removal of its officers;

•        acquisitions or dispositions of businesses or assets, mergers or other business combinations;

•        issuances of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock and the Combined Company’s capital structure generally;

•        corporate opportunities that may be suitable for the Combined Company and Hut 8, subject to the corporate opportunity provisions in the Proposed Charter;

•        financing activities, including the issuance of debt securities and/or the incurrence of other indebtedness generally;

•        stock repurchases or the payment of one-time or recurring dividends; and

•        the number of shares available for issuance under equity incentive plans.

This voting control will limit the ability of other stockholders to influence corporate matters and, as a result, the Combined Company may take actions that stockholders other than Hut 8 do not view as beneficial. This voting control may also discourage or have the effect of delaying, deferring or preventing transactions involving a change of control of the Combined Company, including transactions in which holders of shares of Class A Common Stock might otherwise receive a premium for their shares.

Even if Hut 8 owns shares of the Combined Company’s capital stock representing less than a majority of the total combined voting power of the Combined Company’s outstanding capital stock, so long as Hut 8 owns shares representing a significant percentage of the Combined Company’s total combined voting power, Hut 8 will have the ability to substantially influence these significant corporate activities.

The multi-class structure of the Combined Company’s capital structure may adversely affect the trading market for Class A Common Stock.

It cannot be predicted whether the Combined Company’s proposed multi-class structure will result in a lower or more volatile market price for the Class A Common Stock, adverse publicity or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the proposed multi-class structure of the Combined Company’s capital structure may make the Combined Company ineligible for inclusion in certain indices and may discourage such indices from selecting the Combined Company for inclusion, may cause stockholder advisory firms to publish negative commentary about its corporate governance practices or otherwise seek to cause the Combined Company to change its capital structure and may result in large institutional investors not purchasing shares of Class A Common Stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for the Class A Common Stock. Any actions or publications by stockholder advisory firms or institutional investors critical of the Combined Company’s corporate governance practices or capital structure could also adversely affect the value of Class A Common Stock. See “Description of Combined Company Capital Stock” in this proxy statement/prospectus.

Hut 8’s interests may conflict with the interests of the Combined Company and its other stockholders.

Various conflicts of interest between the Combined Company and Hut 8 could arise. Immediately after the Closing, the Combined Company is anticipated to have five directors, all of whom will have been designated by ABTC and two of whom are current directors or executive officers of Hut 8 and ABTC. Ownership interests of these individuals and Hut 8 in the Combined Company’s capital stock and ownership interests of the Combined Company’s directors and officers in Hut 8 capital stock or service by an individual as either a director and/or officer of both companies, could create or appear to create potential conflicts of interest when such individuals are faced with decisions relating to the Combined Company. These could include:

•        corporate opportunities;

•        the impact that operating or capital decisions (including the incurrence of indebtedness) relating to the Combined Company’s business may have on Hut 8’s consolidated financial statements and/or current or future indebtedness (including related covenants);

•        business combinations involving the Combined Company;

•        the Combined Company’s dividend and stock repurchase policies;

•        management stock ownership; and

•        any intercompany agreements and services between the Combined Company and Hut 8.

Potential conflicts of interest could also arise if the Combined Company decides to enter into new commercial arrangements with Hut 8 in the future or in connection with Hut 8’s desire to enter into new commercial arrangements with third parties. Additionally, Hut 8 may be constrained by the terms of agreements relating to its indebtedness from taking actions or permitting the Combined Company to take actions, that may be in the Combined Company’s best interest.

Furthermore, disputes may arise between the Combined Company and Hut 8 relating to the Combined Company’s business relationships and these potential conflicts of interest may make it more difficult for the Combined Company to favorably resolve such disputes, including those related to: tax, employee benefits, indemnification and other matters arising from the Mergers; the nature, quality and pricing of services Hut 8 agrees to provide to the Combined Company; sales or other disposals by Hut 8 of all or a portion of its ownership interest in the Combined Company; and business combinations involving the Combined Company.

The Combined Company may not be able to resolve any potential conflicts and even if the Combined Company does, the resolution may be less favorable to the Combined Company than if it were dealing with an unaffiliated third party. While the Combined Company will be controlled by Hut 8, the Combined Company may not have the leverage to negotiate amendments to its various agreements with Hut 8 (if required) on terms as favorable to the Combined Company as those the Combined Company would negotiate with an unaffiliated third party.

The Combined Company will rely on exemptions from certain Nasdaq corporate governance requirements for controlled companies.

Upon the Closing, Hut 8 will own more than 50% of the combined voting power of the Combined Company’s outstanding capital stock, so the Combined Company will be a “controlled company” under the Rules of The Nasdaq Stock Market, LLC (the “Nasdaq Corporate Governance Rules”). As a “controlled company,” the Combined Company will be exempt from compliance with certain marketplace rules related to corporate governance, including that: (i) a majority of its board of directors must be comprised of “Independent Directors” (as defined in the Nasdaq Corporate Governance Rules), (ii) the Combined Company adopted a formal written compensation committee charter and has a compensation committee of at least two members, each of which must be an independent director, and (iii) the Combined Company adopted a formal written charter or board resolution addressing the nomination process whereby director nominees are selected either by: (a) Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate or (b) a nominations committee comprised solely of Independent Directors. Please see the sections titled “Nasdaq Stock Market Listing” and “Controlled Company” in this proxy statement/prospectus.

Following the Mergers, the Combined Company intends to rely on certain “controlled company” exemptions. As a result, the Combined Company is not expected to have a compensation committee and is not expected to have a nominations committee or independent nominating function. Accordingly, for so long as the Combined Company will be a “controlled company” and avail itself of these exemptions, the Combined Company’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the requirements of the Nasdaq Corporate Governance Rules.

Future sales and issuances of the Combined Company’s Common Stock or rights to purchase common stock, including pursuant to the 2025 Plan, could result in dilution and could cause the Combined Company Common Stock price to fall.

Additional capital will be needed to continue the Combined Company’s planned operations and pursue its strategy. The Combined Company plans to raise significant amounts of additional capital, including in amounts that may exceed its current estimates of enterprise value and future market capitalization, and may sell common stock, convertible securities or other equity securities in one or more transactions at prices and amounts and in a manner it determines from time to time in order to do so. To the extent the Combined Company raises additional capital by issuing equity securities, its stockholders are likely to experience substantial dilution and some or all of the Combined Company’s financial measures on a per share basis could be reduced. If the Combined Company sells common stock, convertible securities or other equity securities in more than one transaction, investors are likely to be materially diluted by subsequent sales. These sales may also result in material dilution to the Combined Company’s existing stockholders and new investors could gain rights superior to existing stockholders. The perception of, including as a result of any announcement or public knowledge of the Combined Company’s intentions, or actual occurrence of, frequent and large capital raising transactions could adversely affect the Combined Company’s stock price and increase its volatility.

Pursuant to the 2025 Plan, the Combined Company Board is authorized to grant stock options and other equity-based awards to its employees, directors and consultants, which equity-based awards would also cause dilution to its stockholders. The number of shares of the Class C Common Stock reserved for issuance under the 2025 Plan will not exceed 20% of the total number of the shares of Combined Company Common Stock outstanding at the Closing. If the Combined Company Board elects to increase the number of shares available for future grant by the maximum amount each year, stockholders may experience additional dilution, which could cause the Combined Company Common Stock to fall.

Sales of a substantial number of shares of the Class A Common Stock by the Combined Company’s stockholders in the public market could cause the Class A Common Stock price to fall.

Sales of a substantial number of shares of the Class A Common Stock in the public market or the perception that these sales might occur could significantly reduce the market price of the Class A Common Stock and impair the Combined Company’s ability to raise adequate capital through the sale of additional equity securities.

Upon the Closing, the Combined Company is estimated to have outstanding a total of approximately 950,241,071 shares of Class A Common Stock. Of these shares, approximately 938,548,666 shares of Class A Common Stock will be freely tradable, without restriction, in the public market immediately following the Mergers, unless they are purchased by one of the Combined Company’s affiliates.

Sales of these shares or perceptions that they will be sold, could cause the trading price of the Class A Common Stock to decline. Gryphon and ABTC are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the Combined Company or the availability of these securities for future sale will have on the market price of the Class A Common Stock after the Mergers.

Failure by the Combined Company to comply with the initial and continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the Closing of the Mergers and could result in a delisting of the Class A Common Stock subsequent to the Closing.

Gryphon, under the new name “American Bitcoin Corp.,” will be required to meet the initial listing requirements of Nasdaq to obtain and maintain the listing and continued trading of the Class A Common Stock on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Gryphon agreed to use its reasonable best efforts to cause the shares of Class A Common Stock being issued in the Mergers to be approved for listing on Nasdaq at or prior to the First Effective Time. If Gryphon is unable to satisfy the Nasdaq listing requirements, neither party is obligated to close the Mergers. Also, following the Mergers, if the Combined Company is unable to satisfy the Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq. Upon a potential delisting from Nasdaq, if the Class A Common Stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Class A Common Stock, decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume and fewer broker dealers willing to execute trades in the Class A Common Stock. Also, it may be difficult for the Combined Company to raise additional capital if the Class A Common Stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Class A Common Stock and could have a material adverse effect on the Combined Company.

If, after listing the Class A Common Stock on Nasdaq, the Combined Company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the Class A Common Stock. Such a delisting would likely have a negative effect on the price of the Class A Common Stock and would impair your ability to sell or purchase the Class A Common Stock when you wish to do so. In the event of a delisting, the Combined Company can provide no assurance that any action taken by the Combined Company to restore compliance with listing requirements would allow the Class A Common Stock to become listed again, stabilize the market price or improve the liquidity of the Class A Common Stock, prevent the Class A Common Stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

The Combined Company’s operating results may fluctuate significantly or fall below the expectations of investors or securities analysts, each of which may cause the Combined Company Common Stock price to fluctuate or decline.

It is expected that the Combined Company’s operating results will be subject to annual and quarterly fluctuations. The Combined Company’s net income and other operating results will be affected by numerous factors, including:

•        the Combined Company’s execution of any collaboration or similar arrangements and the timing of payments the Combined Company may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•        the market price of digital assets, including Bitcoin;

•        additions and departures of key personnel;

•        strategic decisions by the Combined Company or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; and

•        changes in general market and economic conditions.

If the Combined Company’s operating results fall below the expectations of investors or securities analysts, the price of the Class A Common Stock could decline substantially. Furthermore, any fluctuations in the Combined Company’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

The Combined Company will incur increased costs as a result of operating as a public company and its management team will be required to devote substantial time to compliance initiatives.

As a public company, the Combined Company will incur significant legal, accounting and other expenses that ABTC did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and internal control over financial reporting and corporate governance practices. The Combined Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Combined Company’s legal and financial compliance costs and will make some activities more time-consuming and costly.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Class A Common Stock may be harmed.

Among other things, ABTC’s management will be responsible for establishing and maintaining adequate internal control over financial reporting. The Combined Company’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The Combined Company may need to hire additional accounting and financial staff to comply with public company regulations. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the Combined Company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, the Combined Company will be required to furnish a report by its management on its internal control over financial reporting, which may include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To the extent that the Combined Company remains a “smaller reporting company” with less than $100 million in annual revenues, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Following the Closing, the Combined Company will need to dedicate internal resources, potentially engage outside consultants, maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite such efforts, there is a risk that neither it nor its independent registered public accounting firm, if required, will be able to conclude that its internal control over financial reporting remains effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Combined Company’s financial statements.

Moreover, if the Combined Company identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses or if the Combined Company cannot provide reliable financial reports, prevent fraud and operate successfully as a public company, investors could lose confidence in the accuracy and completeness of the Combined Company’s financial reports, its reputation and operating results may be harmed, the market price of the Class A Common Stock could decline and the Combined Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The historical financial information of ABTC presented herein may not be representative of its results or financial condition if ABTC had been operated as a standalone public company and as a result may not be representative of the Combined Company’s results or financial condition after the Mergers.

ABTC did not historically operate as a standalone company. Prior to the establishment of ABTC, the operations of ABTC were carried out by companies owned or controlled by Hut 8. ABTC’s condensed combined financial statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations of ABTC have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. Unless otherwise indicated in this proxy statement/prospectus, ABTC’s results of operations reflected herein refer to Hut 8’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment. The historical results and financial condition of ABTC presented herein may be different from those that would have resulted had ABTC been operated as a standalone public company during the applicable periods or at the applicable dates. As a result, the historical financial information of ABTC may not be indicative of the future operating results or financial position of the Combined Company. See Note 1. Description of business, the transactions and basis of presentation and Note 2. Significant accounting policies and recent accounting pronouncements to ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus for additional detail.

The unaudited pro forma condensed combined financial information presented herein may not be representative of the Combined Company’s results after the Mergers.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Mergers been completed as of the date indicated, nor is it indicative of the Combined Company’s future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Gryphon and ABTC and adjustments and assumptions have been made regarding the Combined Company after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the Combined Company as an operating company after the Mergers. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate and other factors may affect the Combined Company’s results and financial condition following the Closing. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities contemplated as part of the Mergers. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus does not reflect what Gryphon’s or ABTC’s results or financial condition would have been had Gryphon and ABTC been a consolidated entity during all periods presented.

The market price of the Combined Company’s Common Stock may decline following the Closing.

The market price of the Combined Company’s Common Stock may decline as a result of the Closing for a number of reasons, including if:

•        the effect of the Mergers on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; and/or

•        the Combined Company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts.

Should they or other events relating to the Closing occur, any of these matters could adversely affect the businesses of or harm the financial condition, results of operations or business prospects of the Combined Company.

The rights of ABTC stockholders who become Combined Company stockholders in the Mergers and Gryphon stockholders following the Mergers will be governed by the Proposed Charter.

Upon the Closing, outstanding shares of ABTC Common Stock will be converted into the right to receive shares of Combined Company Common Stock. ABTC stockholders who receive shares of Combined Company Common Stock in the Mergers will become Combined Company stockholders. As a result, ABTC stockholders who become stockholders in the Combined Company will be governed by the Proposed Charter, rather than being governed by ABTC’s existing amended and restated certificate of incorporation. Pursuant to the Merger Agreement, the Gryphon Charter will be amended, subject to Gryphon stockholders’ approval of the Charter Proposal, in connection with the Mergers. See the section titled “Comparison of Rights of Holders of ABTC and Combined Company Common Stock” in this proxy statement/prospectus.

The Proposed Charter will include a forum selection clause, which could limit Combined Company stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers or other employees.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Combined Company; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Combined Company to the Combined Company or to its stockholders; (iii) any action, suit or proceeding arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws of the Combined Company (as any of the foregoing may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine.

As a result, any action brought by any Combined Company stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Nothing in the Proposed Charter or the Proposed Bylaws will preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. There is uncertainty as to whether a court would enforce the exclusive forum provision in connection with claims arising under the Securities Act, and in any event, Combined Company stockholders cannot waive compliance with federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. If a court were to find the choice of forum provision that will be contained in the Proposed Charter to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, results of operations and financial condition.

Anti-takeover provisions in the Proposed Charter and Proposed Bylaws of the Combined Company, as well as provisions of Delaware law, could delay or prevent a change of control.

Certain provisions of the Proposed Charter and Proposed Bylaws of the Combined Company could discourage unsolicited takeover proposals that stockholders might consider to be in their best interests. These documents will include provisions that, among other things:

•        provide for a classified board of directors, as a result of which the Combined Company Board will initially be divided into three classes, with each class serving for staggered three-year terms;

•        permit directors to be removed from the Combined Company Board by stockholders only for cause by the affirmative vote of at least a majority of the combined voting power of the then-outstanding common stock (except that prior to the Voting Threshold Date (as defined herein), directors may be removed by our stockholders with or without cause by an affirmative vote of at least a majority of the combined voting power of the then-outstanding common stock);

•        do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•        authorize the issuance of “blank check” preferred stock without any need for action by stockholders;

•        limit the ability of stockholders to call special meetings of stockholders or to act by written consent in lieu of a meeting (except that prior to the Voting Threshold Date, special meetings of stockholders may be called by the Combined Company’s secretary at the request of stockholders holding a majority of the combined voting power of our then-outstanding common stock and stockholder actions may be taken by written consent in lieu of a meeting);

•        require the affirmative vote of at least 66 2/3% of the combined voting power of the Combined Company’s then-outstanding common stock, voting as a single class, to amend certain provisions of the Proposed Charter; and

•        establish advance notice requirements for nominations for election to the Combined Company Board or for proposing matters that may be acted on by stockholders at stockholder meetings.

The foregoing factors, as well as the significant ownership of Combined Company Common Stock by Hut 8 and other principal stockholders, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for the Combined Company Common Stock, which, under certain circumstances, could reduce the market value of the Class A Common Stock. Further, we have opted out of Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. See “Description of Combined Company Capital Stock” in this proxy statement/prospectus.

The Combined Company is not expected to pay dividends on Combined Company Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the common stock.

ABTC has never declared or paid any cash dividend on ABTC Common Stock. Gryphon has never declared or paid any cash dividend on Gryphon Common Stock. The expectation is that the Combined Company will retain future earnings for the development, operation and expansion of the Combined Company’s business and it does not anticipate declaring or paying any cash dividends for the foreseeable future. There is no guarantee that shares of the Combined Company Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

The Combined Company’s ability to use Gryphon’s net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Mergers and other ownership changes.

As of December 31, 2024, Gryphon had federal and state net operating loss (“NOL”) carryforwards of $38,580,000. The majority of federal NOL carryforwards are carried forward indefinitely. Under Section 382 of the Code, changes in Gryphon’s ownership may limit the amount of NOL carryforwards, research and development tax credit carryforwards and other tax attributes that could be utilized annually to reduce its future taxable income or tax liability, if any. This limitation would generally apply in the event of a cumulative change in its ownership of more than 50% within a three-year period. Any such limitation may significantly reduce the Combined Company’s ability to utilize Gryphon’s NOL carryforwards and research and development tax credit carryforwards before they expire. The Closing, together with private placements and other transactions that have occurred since the inception of Gryphon, is expected to trigger such an ownership change pursuant to Section 382 of the Code. Any such limitation, whether as the result of the Mergers, prior private placements, sales of common stock by existing Gryphon stockholders or additional sales of common stock by the Combined Company after the Mergers, could have a material adverse effect on the Combined Company’s results of operations in future years.

If the Mergers do not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of shares of ABTC Common Stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their shares of ABTC Common Stock for Combined Company Common Stock in the Mergers.

The U.S. federal income tax consequences of the Mergers to U.S. Holders will depend on whether the Mergers qualify as a “reorganization” for U.S. federal income tax purposes. If the Mergers fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder of shares of ABTC Common Stock would recognize gain or loss for U.S. federal income tax purposes on each share of ABTC Common Stock surrendered in the Mergers for Combined Company Common Stock. For a more complete discussion of the U.S. federal income tax considerations of the Mergers, please carefully review the information set forth in the section titled “The Mergers — Certain Material U.S. Federal Income Tax Consequences.”

Key members of the Combined Company’s management team will have limited experience managing a public company.

Certain expected executive officers of the Combined Company may have, and other future members of its management team may have, limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. These individuals may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from the Combined Company’s management team and could divert their attention away from the day-to-day management of its business, which could adversely affect the Combined Company’s business, financial condition and results of operations.

The Mergers will result in changes to the Gryphon Board and the Combined Company will pursue different strategies than Gryphon pursued independently.

If Gryphon and ABTC complete the Mergers, the composition of the Gryphon Board will change in accordance with the Merger Agreement. Following the Closing, the Combined Company Board is expected to consist of five members. Currently, it is anticipated that the Combined Company will continue to advance the business strategies of ABTC.

Combined Company management will have broad discretion in the use of the cash and cash equivalents of the Combined Company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Management of the Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company. You may not agree with these decisions and the Combined Company’s use of its cash and cash equivalents may not yield any return on your investment. The Combined Company’s management’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the Combined Company’s decisions on how to use its cash resources.

If equity research analysts do not publish research or reports or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Class A Common Stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company after the Closing and such lack of research coverage may adversely affect the market price of the Class A Common Stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Class A Common Stock could decline if one or more equity research analysts downgrade the stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of the Combined Company or fail to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause Class A Common Stock price or trading volume to decline.

THE SPECIAL MEETING OF GRYPHON STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held on Wednesday, August 27, 2025 at 10:00 a.m. Eastern Time, virtually via the Internet at https://www.cstproxy.com/gryphondigitalmining/bc2025, unless postponed or adjourned to a later date. Gryphon is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Gryphon Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus is first being furnished to Gryphon stockholders on or about August 1, 2025.

Purposes of the Special Meeting

The purpose of the Special Meeting is to consider and vote upon the following Proposals:

(i)     The Stock Issuance Proposal (Proposal 1) — To approve (a) the issuance of Combined Company Common Stock, which will represent more than 20% of the shares of Gryphon Common Stock outstanding immediately prior to the Mergers, to stockholders of ABTC as Merger Consideration pursuant to the terms of the Merger Agreement and the transactions contemplated therein and (b) the change of control resulting from such issuance and the Mergers, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. The Stock Issuance Proposal is described in more detail in this proxy statement/prospectus under the heading “The Stock Issuance Proposal (Proposal 1).” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

(ii)    The Charter Proposal (Proposal 2) — To approve and adopt, assuming the Stock Issuance Proposal is approved, the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B. The Charter Proposal is described in more detail in this proxy statement/prospectus under the heading “The Charter Proposal (Proposal 2).”

(iii)   Advisory Charter Proposals (Proposals 3 – 7) — To approve, on an advisory and non-binding basis, the following five separate proposals to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus under the heading “The Advisory Charter Proposals (Proposals 3 – 7).”

(a)     Proposal 3 — To change the corporate name of the Combined Company to “American Bitcoin Corp.” at and from the time of the Mergers.

(b)    Proposal 4 — To change the total number of authorized shares of capital stock of the Combined Company to 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

(c)     Proposal 5 — To provide for each outstanding share of Class A Common Stock to be entitled to one vote per share, Class B Common Stock to be entitled to 10,000 votes per share and Class C Common Stock to be entitled to ten (10) votes per share.

(d)    Proposal 6 — To permit any action that is required or permitted to be taken by the stockholders of the Combined Company to be effected by written consent in lieu of a meeting until Voting Threshold Date and provide that, after such Voting Threshold Date, no action shall be permitted to be taken by the stockholders of the Combined Company by written consent.

(e)     Proposal 7 — To require the affirmative vote of a supermajority of the holders of capital stock of the Combined Company for certain amendments to the Proposed Charter.

(iv)   Advisory Golden Parachute Proposal (Proposal 8) — To approve, on an advisory and non-binding basis, the “golden parachute” compensation payments that will or may be made by Gryphon to its named executive officers in connection with the Mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Advisory Golden Parachute Proposal is described in more detail in this proxy statement/prospectus under the heading “Advisory Golden Parachute Proposal (Proposal 8).”

(v)    The Plan Amendment Proposal (Proposal 9) — To approve, assuming the Stock Issuance Proposal and the Charter Proposal are approved, the 2025 Plan, in the form attached to this proxy statement/prospectus as Annex G. The Plan Amendment Proposal is described in more detail in this proxy statement/prospectus under the heading “The Plan Amendment Proposal (Proposal 9).”

(vi)    The Adjournment Proposal (Proposal 10) — To approve the adjournment of the Special Meeting to a later date or dates, if necessary, at the determination of the Gryphon Board or the chairman of the Special Meeting.

Gryphon Board Recommendation

After careful consideration, the Gryphon Board determined unanimously that each of the Proposals is fair to and in the best interests of Gryphon and its stockholders. The Gryphon Board has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” each of these Proposals.

Record Date and Voting Power

Only holders of record of Gryphon Common Stock at the close of business on the Record Date of July 25, 2025, are entitled to notice of and to vote at, the Special Meeting. At the close of business on the Record Date, there were approximately 268 registered holders of record of Gryphon Common Stock and there were 82,132,669 shares of Gryphon Common Stock issued and outstanding. Each share of Gryphon Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Gryphon Board for use at the Special Meeting.

If, as of the Record Date referred to above, your shares were registered directly in your name with the transfer agent for Gryphon Common Stock, CST, then you are a stockholder of record.

If you are a stockholder of record, you may vote at the Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Special Meeting, Gryphon encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Special Meeting, you may still attend the Special Meeting and vote during the virtual meeting. In such case, your previously submitted proxy will be disregarded.

The procedures for voting are as follows:

•        To vote at the Special Meeting, attend the Special Meeting (by virtual attendance) and follow the instructions to vote at the Special Meeting.

•        To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Special Meeting, Gryphon will vote your shares in accordance with the proxy card.

•        To vote by proxy over the internet, follow the instructions provided on the proxy card and vote at https://www.cstproxy.com/gryphondigitalmining/bc2025.

•        To vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Gryphon. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person (by virtual attendance) at the Special Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials or contact your broker, bank or other agent to request a proxy.

Gryphon provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions.

If you do not give instructions to your broker, your broker cannot vote your Gryphon shares during the Special Meeting because all of the Proposals are considered “non-discretionary,” non-routine items.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of Gryphon Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the Proposals in accordance with the recommendation of the Gryphon Board.

If you are a stockholder of record of Gryphon and you have not executed a Gryphon Support Agreement, you may change your vote at any time before your proxy is voted at the Special Meeting in any one of the following ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a written notice that you are revoking your proxy to Gryphon Digital Mining, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144, Attention: Secretary.

•        You may attend the Special Meeting (by virtual attendance), revoke your proxy at the Special Meeting and vote. Simply attending the Special Meeting will not, by itself, revoke your proxy.

If you are a beneficial owner and your shares of Gryphon Common Stock are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of capital stock of Gryphon entitled to vote. Approval of each of the other Proposals requires the affirmative vote of a majority of the votes cast by the holders of Gryphon Common Stock, represented in person, online or by proxy and entitled to vote thereon at the Special Meeting.

Certain Gryphon stockholders who in the aggregate owned approximately 19.29% of the outstanding shares of Gryphon Common Stock as of May 9, 2025 have entered into the Gryphon Support Agreements with ABTC, pursuant to which such stockholders have, among other things, agreed to vote in favor of the Proposals and certain other matters at any meeting of Gryphon’s stockholders (or any adjournment or postponement thereof) and, subject to certain exceptions, have also agreed not to transfer their shares of Gryphon Common Stock.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Gryphon may solicit proxies from Gryphon stockholders by personal interview, telephone, email, fax or otherwise. Gryphon will pay all of the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Gryphon Common Stock for the forwarding of solicitation materials to the beneficial owners of Gryphon Common Stock. Gryphon will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Gryphon has retained Okapi to assist it in soliciting proxies using the means referred to above. Gryphon will pay the fees of Okapi, which Gryphon expects to be approximately $17,500, plus a per-call fee, a performance fee and the reimbursement of reasonable out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, the Gryphon Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

The Mergers

This section and the section titled “The Merger Agreement” beginning on page 101 of this proxy statement/prospectus describe the material aspects of the Mergers and the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Mergers and the transactions contemplated thereby that is important to you. You should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to herein, for a more complete understanding of the Mergers and the Merger Agreement. See the section titled “Where You Can Find More Information” beginning on page 258 of this proxy statement/prospectus.

The Mergers

Pursuant to the Merger Agreement, at the First Effective Time, Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as a direct, wholly owned subsidiary of Gryphon. Immediately following the First Merger, at the Second Effective Time, ABTC will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Gryphon.

Merger Consideration

Upon closing of the First Merger, each share of ABTC Class A Common Stock and ABTC Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock and ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, respectively, equal to the Exchange Ratio set forth in the Merger Agreement.

The Exchange Ratio is a number of shares equal to the quotient obtained by dividing (x) the Fully Diluted Gryphon Common Stock multiplied by 49 by (y) the Fully Diluted ABTC Common Stock, in each case as of immediately prior to the First Effective Time, where:

•        “Fully Diluted Gryphon Common Stock” means, without duplication, the aggregate number of shares of Gryphon Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of Gryphon that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable); and

•        “Fully Diluted ABTC Common Stock” means, without duplication, the aggregate number of shares of ABTC Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of ABTC that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable).

Exchange Ratio Calculation

The actual Exchange Ratio will be determined at the Closing, and the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing is subject to change, as additional securities of Gryphon or ABTC are likely to be issued prior to the Closing. However, irrespective of any change to the Exchange Ratio, upon the Closing holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis, and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis.

As an illustrative example, if the Closing had occurred on May 9, 2025, the date on which the Merger Agreement was executed, the Exchange Ratio would have been equal to approximately 89.73, assuming (a) the approximate number of shares of Fully Diluted Gryphon Common Stock is 92,472,369, consisting of (i) 72,557,715 shares of Gryphon Common Stock issued and outstanding, (ii) 12,397,054 shares underlying outstanding warrants to purchase Gryphon Common Stock, (iii) 3,578,206 shares underlying outstanding restricted stock units (“RSUs”) of Gryphon and (iv) 3,939,394 shares of Gryphon Common Stock issuable upon conversion of the Anchorage Loan Agreement, and (b) the number of shares of Fully Diluted ABTC Common Stock is 50,500,000, consisting of 50,500,000 shares of ABTC Class B Common Stock issued and outstanding, in each case, as of May 9, 2025. In this scenario, holders of ABTC Common Stock as of immediately prior to the First Effective Time would receive approximately 89.73 shares of Class B Common Stock in exchange for each share of ABTC Class B Common Stock. As a result, holders of ABTC Common Stock as of immediately prior to the First Effective Time would receive in the aggregate approximately 4,531,146,081 shares of Combined Company Common Stock at the Closing.

However, circumstances could change and other issuances of ABTC Common Stock or Gryphon Common Stock prior to the Closing could affect the Exchange Ratio, and thus the number of shares of Combined Company Common Stock issued to ABTC stockholders at the Closing. For example, as described in greater detail in the section titled “The Merger Agreement — Other Covenants and Agreements — Gryphon Reverse Stock Split,” Gryphon stockholders voted to approve a reverse split of all issued and outstanding shares of Gryphon Common Stock, at a reverse stock split ratio in the range of 1:2 to 1:40 (with such ratio to be mutually agreed to by Gryphon and ABTC pursuant to the Merger Agreement in the event the reverse stock split occurs), which may be effected at any time within one year of such approval date. In addition, as disclosed elsewhere in this proxy statement/prospectus, on June 27, 2025, ABTC completed an external financing in the form of a private placement of 11,002,954 shares of ABTC Class A Common Stock to third party investors. Prior to the Closing, ABTC may complete further issuances of ABTC Class A Common Stock or other securities, but the amount and timing of such issuances, if any, is currently not known. Gryphon may also, in accordance with and subject to the terms of the Merger Agreement, sell up to $10 million of shares of Gryphon Common Stock under its ATM program from time to time prior to the Closing, as disclosed elsewhere in this proxy statement/prospectus. Gryphon estimates that such use of its ATM program will result in the issuance of approximately 10,000,000 shares of Gryphon Common Stock prior to the Closing. Prior to the Closing, ABTC may consent to the issuance of shares of Gryphon Common Stock under Gryphon’s existing ATM program in addition to the shares that Gryphon is permitted to issue under the terms of the Merger Agreement. Any increase in the number of issued and outstanding shares of ABTC Common Stock or Gryphon Common Stock will affect the Exchange Ratio and number of shares to be issued to ABTC stockholders in the Mergers.

Regardless of any changes that these events, which may or may not materialize, would have on the Exchange Ratio, the aggregate number of shares of Combined Company Common Stock that will be issued at the Closing to holders of ABTC Common Stock as of immediately prior to the First Effective Time will be a number of shares causing such ABTC stockholders to collectively own approximately 98.0% of the outstanding Combined Company Common Stock, and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time to collectively own approximately 2.0% of the outstanding Combined Company Common Stock, following the Closing, in each case on a fully diluted basis.

Ownership of the Combined Company after the Mergers

Upon the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis.

Organizational Structure

Structure Before The Mergers

ABTC Stockholders
100%
American Bitcoin Corp.
(Delaware corporation)
Gryphon Stockholders
100%
Gryphon Digital Mining, Inc.
(Delaware corporation)
100%
100%
GDM Merger Sub I Inc.
(Delaware corporation)
GDM Merger Sub II LLC
(Delaware limited liability company)

Second Merger

Prior ABTC Stockholders
Gryphon Stockholders
Combined Company Common Stock ~98%
Combined Company Common Stock ~2%
Gryphon Digital Mining, Inc.
(Delaware corporation)
100%
100%
American Bitcoin Corp.
(Delaware corporation)
Second Merger
GDM Merger Sub II LLC
(Delaware limited liability company)

Structure After The Mergers

Prior ABTC Stockholders
Gryphon Stockholders
Combined Company Common Stock ~98%
Combined Company Common Stock ~2%
American Bitcoin Corp.
(Delaware corporation)
(FKA "Gryphon Digital Mining, Inc.")
100%
GDM Merger Sub II LLC
(Delaware limited liability company)

Board of Directors and Management Following the Mergers

Upon the Closing, the business and affairs of the Combined Company will be managed under the direction of the Combined Company Board.

All of Gryphon’s current directors and executive officers are expected to resign from their positions as directors and executive officers of Gryphon, effective as of the Closing. The Combined Company Board is expected to initially be fixed at five members, all of whom are designees of ABTC: Michael Ho, Asher Genoot, Justin Mateen, Michael Broukhim and Richard Busch.

Michael Ho, the Executive Chairman of ABTC, Asher Genoot, Director of ABTC and Matt Prusak, the Chief Executive Officer of ABTC, are expected to serve as executive officers of the Combined Company. The Combined Company is in the process of evaluating and seeking suitable candidates to serve as the Chief Financial Officer and is expected to appoint an interim or new Chief Financial Officer upon or after the Closing. For additional information, see the section of this proxy statement/prospectus titled “Management Following the Mergers.”

Interests of Gryphon’s Directors and Officers in the Mergers

When you consider the recommendation of the Gryphon Board to vote in favor of approval of the Proposals, you should keep in mind that Gryphon’s directors and officers have interests in the Mergers that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to stockholders rather than liquidating Gryphon. These interests include, among other things, the fact that:

•        based on the terms of his employment agreement, Steve Gutterman, the Company’s Chief Executive Officer, will be entitled to receive a total value of approximately $2,290,794 in connection with the Closing, which consists of (i) $737,164 as part of severance payments under his employment agreement and (ii) approximately $1,553,630 in value associated with the accelerated vesting of outstanding unvested restricted stock units;

•        based on the terms of his employment agreement, Simeon Salzman, the Company’s Chief Financial Officer, will be entitled to receive a total value of approximately $412,500 in connection with the Closing, which consists of a severance payment under his employment agreement that is payable in twelve equal monthly installments;

•        based on the terms of his employment agreement, Eric Gallie, the Company’s Senior Vice President, Energy, will be entitled to receive a total value of approximately $835,000 in connection with the Closing, which consists of (i) $250,000 as part of severance payments under his employment agreement, payable in twelve equal monthly installments and (ii) approximately $585,000 in value associated with the accelerated vesting of outstanding unvested restricted stock units; and

•        Gryphon’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Mergers and pursuant to the terms of the Merger Agreement.

These interests may have influenced the Gryphon Board in making their recommendation that you vote in favor of the approval of the Mergers. The members of the Gryphon Board were aware of and considered these interests, among other matters, when they approved the Mergers and recommended that Gryphon stockholders approve the proposals required to effect the Mergers. The Gryphon Board determined that the overall benefits expected to be received by Gryphon and its stockholders in the Mergers outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Gryphon Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Gryphon with any other target business or businesses and (ii) these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Interests of ABTC’s Directors and Officers in the Mergers

When you consider the recommendation of the Gryphon Board in favor of Proposals, you should keep in mind that ABTC’s directors and officers have interests in the Mergers that are different from or in addition to (and which may conflict with) those of ABTC and Gryphon stockholders generally. These interests include, among other things, those listed below:

•        Ownership Interests.    As of July 18, 2025, ABTC’s directors and executive officers beneficially owned, in the aggregate, 99,750 shares of ABTC Class A Common Stock, or approximately 0.90% of ABTC’s outstanding common stock. In addition, certain ABTC stockholders affiliated with ABTC’s directors currently hold shares of ABTC capital stock. As of the date of this proxy statement/prospectus, ABH, which is a wholly owned subsidiary of Hut 8, beneficially owns a majority of the voting power of the outstanding ABTC Common Stock. Asher Genoot, a director of ABTC, is the Chief Executive Officer of ABH and Hut 8. Michael Ho, a director and the Executive Chairman of ABTC, is the Chief Strategy Officer of ABH and Hut 8. By virtue of these relationships, Mr. Genoot and Mr. Ho may be deemed to share voting and dispositive power over the shares of ABTC held of record by ABH.

•        Management Following the Mergers.  As described in the section of this proxy statement/prospectus titled “Management Following the Mergers,” certain of ABTC’s directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the Closing.

•        Compensation and Benefits.    As described in the section of this proxy statement/prospectus titled “ABTC Executive and Director Compensation,” certain members of the ABTC Board and ABTC’s executive officers are entitled to or are expected to receive, compensation and benefits in connection with their service to ABTC and the Combined Company.

•        Limitations of Liability, Indemnification and Insurance.    The amended and restated certificate of incorporation of ABTC (the “ABTC Charter”) and the ABTC Bylaws (the “ABTC Bylaws”) contain indemnification obligations pursuant to which ABTC’s directors and executive officers are indemnified for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of ABTC. ABTC believes that the ABTC Charter provisions and ABTC Bylaws provisions are necessary to attract and retain qualified persons as directors and officers. For a discussion of the indemnification and insurance provisions related to ABTC directors and officers under the Merger Agreement, please see the section of this proxy statement/prospectus titled “The Merger Agreement — Indemnification, Exculpation and Insurance.”

Certificate of Incorporation and Bylaws of the Combined Company

Pursuant to the Merger Agreement, prior to the Closing, the Gryphon Charter will be amended and restated to be in the form of the Proposed Charter included in this proxy statement/prospectus as Annex B.

Gryphon and ABTC also expect that, upon the Closing, the Bylaws will be amended and restated to be in the form attached to the Merger Agreement as Exhibit B and this proxy statement/prospectus as Annex I, to incorporate necessary changes for consistency with the Proposed Charter and to make certain other changes that the Gryphon Board deems appropriate for the Combined Company.

For additional information regarding the Proposed Charter, see the sections of this proxy statement/prospectus titled “The Charter Proposal (Proposal 2)” and “Comparison of Rights of Holders of ABTC and Combined Company Common Stock.”

Name and Headquarters of the Combined Company

The name of the Combined Company will be “American Bitcoin Corp.” and its headquarters will be located in Miami, Florida.

Background of the Mergers

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not catalogue every conversation among the respective parties, their boards of directors and management, their respective representatives or other parties.

The terms of the Merger Agreement are the result of arm’s-length negotiations between the Gryphon Board and management team and the ABTC Board and management team, along with their respective advisors. The following is a summary of the events leading up to the decision by the Gryphon Board to explore strategic alternatives, the process undertaken by the Gryphon Board and its management team to evaluate ABTC and the negotiation of the Merger Agreement with ABTC. This discussion of the Mergers is qualified by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You should read the entire Merger Agreement carefully because it is the legal document that governs the Mergers.

Gryphon is asking its stockholders to vote on and approve the transactions contemplated in the Merger Agreement, including Proposals 1-8.

The Gryphon Board and Gryphon’s management team have regularly evaluated the long-term strategic goals and plans of Gryphon, its operations and financial performance and overall industry conditions. As part of these evaluations, Gryphon has considered, among other things, potential opportunities for strategic partnerships and collaborations, business combinations, acquisitions and other financial and strategic alternatives, including a sale of Gryphon.

On September 22, 2024, a meeting of the Gryphon Board, with representatives from Ellenoff Grossman & Schole LLP (“EGS”), counsel to Gryphon, present, was held via teleconference, during which management for Gryphon presented to the Gryphon Board regarding, among other items, an assessment that Gryphon’s current business model presented significant risk. Specifically, management discussed the need to achieve greater scale, either by significantly lowering power costs and/or acquiring additional Bitcoin miners to compete effectively with larger competitors. The Gryphon Board instructed management to evaluate and consider strategic alternatives to achieve these goals. During the meeting, the Gryphon Board also discussed the recently received communications from Nasdaq, indicating that Gryphon would be delisted from Nasdaq if it could not return to compliance with applicable Nasdaq Listing Rules by attaining a market capitalization of over $35 million and a price per share of Gryphon Common Stock of over $1.00. The Gryphon Board concluded that a significant transaction, in addition to providing a strategic benefit by creating scale, could potentially address Gryphon’s Nasdaq listing issues.

On October 18, 2024, a meeting of the Gryphon Board, with representatives from EGS present, was held via teleconference, during which management for Gryphon discussed its ongoing efforts to find strategic partners, which did not yet include Hut 8. The Gryphon Board also discussed potential terms for the New Loan Agreement.

In early December 2024, members of Gryphon’s management discussed with representatives of Anchorage a possible introduction to the management team of Hut 8. Gryphon’s management believed that a conversation between Gryphon and Hut 8 could further Gryphon’s goals of achieving scale and ensuring a return to Nasdaq compliance. Specifically, Gryphon’s management team believed that a strategic transaction, in which Gryphon would be the acquired company, would enable Gryphon to achieve scale that would be difficult for it to achieve on its own, which could resolve Gryphon’s outstanding Nasdaq deficiencies.

On December 26, 2024, Gryphon’s management held an introductory call with certain members of Hut 8’s management. The companies discussed potential areas of collaboration between the two companies and whether such collaboration could benefit both companies’ stockholders. At this time, the conversation was focused on a combination of Hut 8 assets with Gryphon assets.

On February 7, 2025, another call was held between members of Gryphon’s management and Hut 8’s management. During the call, the management teams discussed in concept the possibility of a transaction to combine their respective Bitcoin mining operations, including the possibility of using as a counterparty for a transaction a new subsidiary Hut 8 was considering forming in connection with its Bitcoin mining operations. Gryphon’s management acknowledged that, as the significantly smaller of the two parties and operations, any combination would likely result in Gryphon’s management ceding operational control of a combined entity to Hut 8.

On February 14, 2025, members of Gryphon’s management held in-person meetings with several investment bankers in New York. The purpose of these meetings was to discuss Gryphon’s position in the market and to evaluate feedback on potential strategic alternatives for Gryphon, including the possibility of a business combination in which Gryphon would be acquired by a third party. The feedback from the investment bankers was that Gryphon would likely need to undertake a strategic transaction because it lacked the size, scale and capital to effectively compete against larger competitors. Gryphon’s management was encouraged by the generally positive reception to the possibility of such a transaction.

On February 17, 2025 and again on February 24, 2025, Gryphon’s management held further conversations with members of Hut 8’s management about a possible combination transaction.

On February 24, 2025, a meeting of the Gryphon Board, with representatives from EGS present, was held via teleconference, during which Gryphon’s management presented a liquidity and debt management update, including updated budgeting items, cash flow scenarios for the coming fiscal year and progress toward returning to compliance with Nasdaq listing requirements. Gryphon’s management team also discussed the ongoing conversations with Hut 8 about a potential business combination transaction involving Gryphon. The Gryphon Board encouraged management to continue to engage in these conversations.

On February 25, 2025 and again on March 1, 2025, Gryphon’s management held further conversations with members of Hut 8’s management about a possible combination transaction involving Gryphon and one of Hut 8’s subsidiaries, including the potential new subsidiary previously mentioned. Gryphon’s management acknowledged that, in any such transaction, Gryphon stockholders would retain a small minority ownership interest in the combined entity.

On March 6, 2025, a meeting of the Gryphon Board, with representatives from EGS present, was held via teleconference, during which Gryphon’s management presented a liquidity and debt management update and the management team and the Gryphon Board also discussed the concept of a possible business combination involving Hut 8 or one of its subsidiaries. The Gryphon Board and Gryphon’s management concluded that, while they were interested in pursuing this potential transaction, the post-transaction share of equity in the combined entity, as between current Gryphon stockholders and stockholders of the Hut 8 counterparty to the transaction, would need to be carefully reviewed.

On March 11, 2025, Steve Gutterman, chief executive officer of Gryphon, held a call and exchanged emails with Asher Genoot, chief executive officer of Hut 8, to discuss a potential transaction between a subsidiary of Hut 8 and Gryphon, including that Hut 8 would hold a majority interest in the post-transaction company in the form of a newly-created, high-voting class of stock. Mr. Genoot indicated that the share of equity and voting power in the post-transaction company, as between stockholders of Gryphon and the Hut 8 subsidiary, would lean heavily towards the Hut 8 subsidiary. Mr. Gutterman indicated that he had a fiduciary obligation to explore all options.

On March 12, 2025, a meeting of the Gryphon Board was held via teleconference, during which the Gryphon Board and Gryphon’s management discussed the March 11, 2025 communications from Mr. Genoot. The Gryphon Board concluded that a potential transaction could achieve Gryphon’s goals of (i) achieving scale and (ii) returning to compliance with Nasdaq’s continuing listing standards. The Gryphon Board instructed Gryphon’s management to continue discussions with Hut 8. Later on March 12, 2025, Mr. Gutterman called Mr. Genoot to discuss the meeting.

On March 13, 2025, members of Gryphon’s management team held further conversations with members of Hut 8’s management team to discuss a possible transaction with a subsidiary of Hut 8. The teams discussed Gryphon stockholders retaining a 2% equity interest in the post-transaction company. Members of Gryphon’s management stated that they would consider this retained equity interest so long as it was accretive to Gryphon stockholders.

On March 24 and March 25, 2025, members of Gryphon’s management and Hut 8’s management held further meetings via videoconference to discuss a potential transaction, focusing on equity ownership, voting power, capitalization and management of the combined company following the potential transaction.

On March 31, 2025, representatives of Gryphon’s and Hut 8’s management met by videoconference to hold discussions about a potential merger transaction between ABTC, a subsidiary of Hut 8, and Gryphon. During this call, members of Hut 8 management confirmed their position that Gryphon stockholders would retain a 2% equity stake in the combined company, based on the relative anticipated value of Gryphon and ABTC, with current stockholders of ABTC, including Hut 8, receiving a newly-created, high-voting class of stock.

On April 1, 2025, a representative of ABTC sent to Gryphon a draft non-binding term sheet outlining the key terms of a potential merger between a wholly owned subsidiary of Gryphon and ABTC. Among other things, the term sheet contemplated that: existing Gryphon stockholders would retain 2% of the outstanding equity interests in the Combined Company, with the remainder held by ABTC stockholders; that the management and board of directors of the Combined Company would be selected by ABTC; that current stockholders of ABTC, including Hut 8, would hold their shares in the combined company in the form of a newly-created, super-voting class of common stock; and that the New Loan Agreement would be repaid in full prior to the closing of any transaction.

On April 2, 2025, members of the Gryphon Board and representatives of Gryphon’s and ABTC’s management teams held a call to discuss the draft term sheet.

On April 4, 2025, Gryphon’s management held a meeting via telephone with representatives of Anchorage. During the call, representatives of Gryphon’s management raised the possibility of the potential transaction with ABTC and Anchorage indicated that it would be supportive of the transaction.

On April 5, 2025, a meeting of the Gryphon Board was held via teleconference, during which the Gryphon Board and Gryphon’s management discussed the term sheet, including the voting power contemplated to be held by stockholders of ABTC in the Combined Company in the form of the newly created, super-voting class of common stock. In light of the fact that ABTC stockholders were contemplated to own 98% of the outstanding equity interests of the Combined Company, the Gryphon Board became comfortable with the voting power arrangement contemplated by the term sheet. The Gryphon Board also discussed the Captus Agreement and the transactions contemplated thereby, which represented an alternative to moving forward with the proposed transaction with ABTC.

Pursuant to the terms of the Captus Agreement, which had previously been entered into on January 8, 2025, the Captus Purchaser was contemplated to acquire a natural gas energy site in Southern Alberta (the “Captus Assets”) through the purchase from the Vendors all of the issued and outstanding shares or units, as applicable, of Captus Generation Ltd. and BowArk Energy Ltd., each a Canadian corporation, and Captus General Limited Partnership, a Canadian limited partnership. The transactions contemplated by the Captus Agreement were originally expected to close by July 8, 2025 (after taking into account an automatic 90-day extension of the stated closing date under the Captus Agreement) upon the payment of CAD $22,800,000 (the “Captus Consideration”) to the Vendors and the satisfaction of other conditions to closing. At the time of the April 5, 2025 meeting of the Gryphon Board, Gryphon had not yet secured the financing necessary to fund the Captus Consideration on acceptable terms, or at all, and Gryphon did not have certainty regarding its ability to obtain sufficient financing to develop the Captus Assets following their contemplated acquisition or being able to regain Nasdaq compliance if it pursued this acquisition.

After concluding that it was worth concurrently moving forward with the proposed transaction with ABTC, the Gryphon Board approved, and instructed representatives of Gryphon’s management to execute, the term sheet, subject to certain negotiating parameters related to Gryphon’s ability to raise capital during the interim period between the signing of any definitive agreement and the closing of the potential transaction. The Gryphon Board conveyed to management the importance of executing a strategic transaction, and instructed management to continue to pursue available options.

Later on April 5, 2025, Gryphon and ABTC executed the term sheet, which provided for a 90 day exclusive negotiation period binding on Gryphon.

On April 6, 2025, representatives of EGS, legal counsel to Gryphon, sent to representatives of ABTC and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to ABTC, a revised draft of the term sheet. Among other things, the revised term sheet was contemplated to be binding with respect to the proposed transaction and provided for a $20 million termination fee payable to Gryphon by ABTC in the event that the parties failed to enter into a definitive agreement for the proposed transaction prior to the end of a 90 day exclusive negotiation period. The term sheet was a more detailed version of the term sheet signed on April 5, and accordingly added specificity around exclusivity terms, break-up fees, capital usage and stockholder lock-up agreements.

Also on April 6, 2025, Gryphon and EGS began a due diligence review of ABTC.

On April 7, 2025, representatives of ABTC, Gryphon and Anchorage held a meeting via videoconference to discuss the revised term sheet. During the discussion, Gryphon and Anchorage agreed to revise the term sheet to remove the new binding provisions and the termination fee.

On April 8, 2025, representatives of Gryphon, EGS, ABTC and Skadden met via teleconference to discuss the revised term sheet. During the course of the day following that discussion, representatives of EGS and Skadden exchanged revised drafts of the revised term sheet.

On April 9, 2025, a meeting was held via videoconference among representatives of Gryphon, EGS, ABTC, Skadden and Donohoe Advisory Associates LLC (“Donohoe”), a listing compliance consulting firm engaged by Gryphon. During the meeting, the parties discussed planning for a joint presentation to the Nasdaq Hearing Panel, scheduled for April 15, 2025, with a view to Gryphon receiving an extension of time to regain compliance with Nasdaq Listing Rules.

Also during April 9, 2025, representatives of Gryphon, EGS, ABTC and Skadden exchanged revised drafts of the revised term sheet and held a series of further calls to finalize remaining open points in the draft, which included Gryphon’s ability to sell shares of Gryphon Common Stock through its at-the-market sales program to fund ongoing operations and repay accrued accounts payable.

On April 10, 2025, Gryphon and ABTC executed the revised term sheet, which superseded the term sheet previously executed on April 5, 2025. The revised term sheet provided for a 45-day exclusive negotiation period applicable to both Gryphon and ABTC and a limited ability for Gryphon to be able to utilize its at the market sales program.

On April 11, 2025, representatives of Gryphon’s management and ABTC, as well as EGS, Skadden and Donohoe, met telephonically and corresponded via email with respect to the joint presentation to the Nasdaq Hearing Panel. Later in the day, representatives of Donohoe, on behalf of Gryphon, filed a presentation with Nasdaq in relation to the forthcoming hearing.

On April 15, 2025, representatives of Gryphon, ABTC, Donohoe and Skadden delivered the joint presentation to the Nasdaq Hearing Panel, which included discussion of the proposed transaction and a proposed timeline to completion.

On April 16, 2025, representatives of Skadden, ABTC, Gryphon and EGS participated in a legal due diligence call with respect to Gryphon’s business and related corporate, employment, intellectual property, data privacy, real estate, compliance and litigation matters.

On April 18, 2025, representatives of Skadden sent to Gryphon and EGS an initial draft of the Merger Agreement and a legal due diligence request list.

On April 23, 2025, representatives of EGS sent a revised draft of the Merger Agreement to ABTC and Skadden. Among other things, the draft included revisions to the representations and warranties and interim operating covenants provisions, provided for a mutual termination fee, payable upon a termination of the agreement due to a material breach by the other party and eliminated certain Closing conditions in ABTC’s favor with respect to the absence of a delisting of the Gryphon Common Stock from Nasdaq and the continued eligibility of Gryphon to register an offering of securities using Form S-3 under the Securities Act.

On April 24, 2025, Gryphon provided representatives of ABTC and Skadden with access to a virtual data room containing nonpublic information about Gryphon. From April 24, 2025 until the signing of the Merger Agreement, ABTC and Skadden conducted further due diligence with respect to Gryphon.

On April 25, 2025, representatives of Skadden sent a revised draft of the Merger Agreement to Gryphon and EGS. The revised draft removed the concept of a mutual termination fee payable following termination for a material breach by the other party and reinstated the Closing conditions in ABTC’s favor that had been deleted in the April 23 draft. Later the same day, Mr. Gutterman called representatives of ABTC to discuss the revised draft and the possibility of arranging a call among ABTC, Gryphon and their respective counsel to discuss the Merger Agreement.

Also on April 25, 2025, representatives of EGS sent to Skadden a due diligence request list with respect to ABTC.

On April 28, 2025, representatives of Gryphon, EGS, ABTC and Skadden held a meeting via videoconference to discuss the terms of the draft Merger Agreement circulated by Skadden on April 25. The items negotiated with respect to the Merger Agreement included, among other things: the exchange ratio applicable to the consideration to be received by former ABTC stockholders in connection with the Mergers, as proposed by ABTC in the April 25, 2025 draft, including the fact that the exchange ratio provided for Gryphon stockholders to retain a 2% ownership stake in the Combined Company on a fully diluted basis as contemplated by the executed term sheet; the representations and warranties to be made by each of the parties; the restrictions on the conduct of the parties’ businesses until the Closing and the standard of efforts required by each of the parties to complete the Mergers; the conditions to the Closing; and the remedies available to each party under the Merger Agreement, including the triggers of the termination fee payable by Gryphon.

Later on April 28, 2025, a meeting of the Gryphon Board, with representatives of EGS present, was held via teleconference, during which the Gryphon Board and members of Gryphon’s management discussed the status of the ABTC transaction. Results from Gryphon’s initial due diligence on ABTC were also discussed. The Gryphon Board instructed Gryphon’s management to continue to progress towards signing a definitive agreement.

On April 29, 2025, a further meeting of the Gryphon Board, with representatives of EGS present, was held via teleconference, during which the Gryphon Board and management discussed progress on the Merger Agreement.

On April 30, 2025, Gryphon was notified by Nasdaq that it had received an extension for continued listing of the Gryphon Common Stock on Nasdaq through September 2, 2025, subject to the satisfaction of specified milestones set forth in the timeline presented to the Nasdaq Hearing Panel on April 15. One such milestone required ABTC and Gryphon to execute the Merger Agreement on or prior to May 9, 2025.

Also on April 30, 2025, representatives of Skadden, ABTC, Gryphon and EGS participated in a legal due diligence call with respect to certain litigation matters involving Gryphon, including the ongoing dispute between Gryphon and former chief executive officer Robby Chang.

On May 1, 2025, Gryphon and ABTC entered into a mutual confidentiality agreement to facilitate the exchange of confidential information between the parties. The confidentiality agreement did not include any standstill provision. Later the same day, representatives of ABTC provided representatives of Gryphon and EGS with access to a virtual data room containing nonpublic information about ABTC.

On May 3, 2025, representatives of Skadden sent to EGS an initial draft form of voting and support agreement and drafts of certain other ancillary documents. Between May 3 and May 9, 2025, EGS and Skadden exchanged several drafts of these ancillary documents.

On May 5, 2025, representatives of Skadden sent to EGS a draft of the Investors’ Rights Agreement.

Also on May 5, 2025, Gryphon engaged Marshall & Stevens, an independent valuation consultant and fairness opinion provider, to perform an analysis of the fairness to Gryphon of the proposed merger consideration to be paid to ABTC stockholders in the Mergers.

Commencing on May 5, 2025 and until the execution of the Merger Agreement, representatives of Gryphon’s management, ABTC, EGS and Skadden held daily calls to discuss the status of the transaction and key open diligence items and to negotiate the remaining outstanding terms in the Merger Agreement and related ancillary documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the conditions to the Closing contained in the draft Merger Agreement; Gryphon’s ability to access its existing ATM program during the period between the signing of the Merger Agreement and the Closing in order to repay the New Anchorage Agreements and to pay other bona fide expenses; the Merger Agreement’s inclusion of a termination fee payable by Gryphon under certain circumstances and Gryphon’s ability to consider competing acquisition proposals after the signing of the Merger Agreement; comments made by Anchorage to the form of voting and support agreement; the terms of the Warrant Amendment; and ABTC’s requirement that Gryphon’s and its affiliates’ rights and obligations under the Captus Agreement be terminated and/or assigned to a third party since, among other things, ABTC’s business strategy following the Mergers did not include the ownership and operation of natural gas energy assets. During this time, Gryphon was unable to secure the financing necessary to fund the Captus Consideration on acceptable terms, or at all, and Gryphon continued not to have certainty regarding its ability to obtain sufficient financing to develop the Captus Assets following their contemplated acquisition pursuant to the Captus Agreement.

On May 7, 2025, representatives of Skadden sent to EGS and Gryphon a revised draft of the Merger Agreement, which contemplated a reverse termination fee of $5 million, payable by Gryphon if the Merger Agreement was terminated in certain circumstances related to a competing third-party acquisition proposal or a change in the Gryphon Board’s recommendation that Gryphon stockholders vote in favor of the Mergers. Later the same day, representatives of Skadden also sent to Gryphon and EGS drafts of the Proposed Charter, Proposed Bylaws and form of ABTC Support Agreement.

Also on May 7, 2025, representatives of EGS and Cassels, Brock & Blackwell LLP (“Cassels”), Canadian legal counsel to Gryphon, sent to ABTC and Skadden draft documentation providing for the assignment of all of Gryphon’s and its subsidiaries’ rights and obligations under the Captus Agreement to a third party. Thereafter and until the execution of the Merger Agreement, Skadden, EGS and Cassels exchanged drafts of the assignment documents and held several calls to discuss their terms. These assignment documents were not executed prior to the signing of the Merger Agreement.

On May 7, 2025, a meeting of the Gryphon Board, with representatives of EGS present, was held via teleconference, during which the Gryphon Board and management discussed progress on the Merger Agreement.

On May 8, 2025, representatives of Gryphon sent to ABTC and Skadden a revised draft of the Merger Agreement. Among other things, the draft reduced the amount of the termination fee that would be payable by Gryphon upon a termination of the Merger Agreement from $5 million to $2 million, under certain circumstances related to a competing third party acquisition proposal or a change in the Gryphon Board’s recommendation to stockholders.

On May 8, 2025 and again on May 9, 2025, representatives of ABTC, Skadden, Anchorage and Baker Botts LLP, legal counsel to Anchorage, met via videoconference to negotiate and finalize certain terms of the draft voting and support agreement contemplated to be signed by Anchorage.

During the course of May 9, 2025, representatives of Skadden and EGS exchanged revised drafts of the Merger Agreement to finalize certain outstanding terms, including, among other things, a covenant of Gryphon requiring the termination of the Captus Agreement (or its assignment to an unaffiliated third party) prior to the Closing, other conditions to the Closing, the parties’ termination rights and the amount of the termination fee.

On May 9, 2025, a meeting of the Gryphon Board, with representatives of EGS present, was held via teleconference, with members of Gryphon’s management team and representatives of Marshall & Stevens and EGS in attendance. During the meeting, Marshall & Stevens presented its fairness opinion to the Gryphon Board, which determined that the Merger Consideration and the Exchange Ratio were fair, from a financial point of view, to Gryphon. Representatives of EGS then reminded the Gryphon Board of its fiduciary duties under Delaware law in connection with the Mergers, which had been discussed with the Gryphon Board throughout the process. Thereafter, having reviewed the substantially final drafts of the Merger Agreement and related ancillary documents and schedules, considered ABTC’s requirement that the Captus Agreement be terminated or assigned prior to the Closing as it does not fit into their business plans, as well as the lack of certainty in Gryphon’s ability to raise the Captus Consideration on acceptable terms or at all and to raise funding to develop the Captus Assets following their acquisition or being able to regain Nasdaq compliance if it pursued this acquisition, reviewed the due diligence conducted by Gryphon and its advisors on ABTC and evaluated the fairness opinion presented by Marshall & Stevens and based on the factors set forth in the section titled “The Mergers — Gryphon’s Reasons for the Approval of the Mergers,” the Gryphon Board unanimously: determined that the Merger Agreement, the Mergers and the other transactions contemplated thereby are advisable, fair to and in the best interests of Gryphon and its stockholders; approved, adopted and declared advisable the Merger Agreement and the Mergers; and determined to solicit, upon the terms and subject to the conditions set forth in the Merger Agreement, the approval of the Gryphon stockholders of the Proposals.

Later on May 9, 2025, the parties and their respective advisors resolved the remaining open issues in the transaction documents, within parameters previously set by the Gryphon Board. Thereafter, late in the evening of May 9, 2025, the parties executed the Merger Agreement, the Investors’ Rights Agreement, the Gryphon Support Agreements and the ABTC Support Agreement.

On May 12, 2025, prior to the opening of Nasdaq for trading, Gryphon, ABTC and Hut 8 issued press releases and each of Gryphon and Hut 8 filed a Current Report on Form 8-K, announcing the entry into the Merger Agreement.

On June 2, 2025, Gryphon and the Captus Purchaser entered into the Assignment and Amending Agreement. Pursuant to the Assignment and Amending Agreement, among other things, the Captus Assignee assumed all benefits, rights, obligations and liabilities of Gryphon under the Captus Agreement from and after the effective date of the Assignment and Amending Agreement. The Vendors, on one hand, and Gryphon and the Captus Purchaser, on the other hand, each provided the other with a release and discharge of all obligations and liabilities under the Captus Agreement as of the effective date of the agreement.

Concurrently with the execution of the Assignment and Amending Agreement, Gryphon and the Captus Purchaser entered into the Assignment Side Agreement whereby Gryphon agreed to pay certain legal fees of the Captus Assignee incurred with respect to the Captus Agreement by June 30, 2025. The Captus Assignee also agreed to pay Gryphon a conditional payment of CAD $200,000 within thirty (30) days of execution, if the Captus Assignee or any of its affiliates executes a power purchase contract for the provision of equal to or greater than 100MW of electricity within twelve months of the Assignment Side Agreement, which provides Gryphon an opportunity to recoup certain deposits it made in connection with the signing of the Captus Agreement.

On June 6, 2025, Gryphon received formal notification from Nasdaq confirming that it had regained compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2).

Opinion of Marshall & Stevens

On May 5, 2025, Gryphon engaged Marshall & Stevens to evaluate the fairness, from a financial point of view, of the purchase price to be paid by Gryphon for ABTC in the transaction whereby the ultimate economic result is the acquisition of ABTC by Gryphon for consideration of the issuance by Gryphon to the stockholders of ABTC of the Merger Consideration which will, upon issuance, represent by number approximately 98.0% of the then issued and outstanding shares of Combined Company Common Stock, on a fully diluted basis. Pursuant to the terms of Gryphon’s engagement of Marshall & Stevens, the opinion was provided to the Gryphon Board and may only be relied upon by the Gryphon Board, although Gryphon’s stockholders may, by virtue of the Mergers and other applicable law, indirectly receive the benefit thereof. Liability of Marshall & Stevens or the Gryphon Board to any other person or entity with respect to the M&S Opinion, if any, would be separate and apart from any liability under Marshall & Stevens’ contract with Gryphon and depend on the standing of such nonparty claimant, as may be determined by a court of competent jurisdiction. Gryphon stockholders should seek their own legal advice on this issue.

That resolution of the question of the availability of a state law defense to Marshall & Stevens will have no effect on the rights and responsibilities of the Gryphon Board under applicable state law. Further, the availability of such a state law defense to Marshall & Stevens would have no effect on the rights and responsibilities of either Marshall & Stevens or the Gryphon Board under the federal securities laws.

On May 9, 2025, the Gryphon Board met to review the Merger Agreement and consider the transactions contemplated thereby. During this meeting, Marshall & Stevens reviewed with the Gryphon Board certain financial analyses as described herein and rendered its oral opinion to the Gryphon Board, which opinion was confirmed by delivery of the M&S Opinion, to the effect that, as of May 7, 2025 and based on and subject to the matters described in its opinion, the purchase price being paid by Gryphon for ABTC in the transaction was fair, from a financial point of view, to Gryphon.

The full text of the M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex J and is incorporated into this proxy statement/prospectus by reference in its entirety. Holders of Gryphon Common Stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to the Gryphon Board for their information in connection with their evaluation of the Merger Consideration and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the Mergers and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Mergers. The summary of the M&S Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the M&S Opinion.

With the exception of the M&S Opinion, Marshall & Stevens has not had any material relationships during the past two years, nor is any future material relationship currently contemplated, between Marshall & Stevens, including its affiliates, and Gryphon and/or its affiliates. In addition, Marshall & Stevens has not had any material relationships during the past two years, nor is any future material relationship currently contemplated, between Marshall & Stevens, including its affiliates, and ABTC and/or its affiliates.

In arriving at its opinion, Marshall & Stevens reviewed and/or considered several pieces of information, including, but not limited to, the following:

•        interviews with Gryphon’s management, during which topics addressed included, but were not limited to, a transaction overview, business operations, production, economic conditions and industry trends, market competitors, and various other topics related to Bitcoin mining and business operations;

•        Gryphon management’s representations that if the Mergers are not consummated, it is likely that the Gryphon Common Stock will be delisted, and Gryphon may become insolvent in the near future;

•        ABTC and Hut 8 presentations, “Building America’s Bitcoin Infrastructure Backbone” — April 2025, and “The New Standard in Bitcoin Mining” — March 2025;

•        no specific projections were contained in these presentations and Marshall & Stevens did not make use of projections in providing the M&S Opinion (as further described below);

•        the corporate organizational documents of ABTC;

•        the MCSA and MMSA (each as defined in this proxy statement/prospectus);

•        the non-binding term sheet for the Mergers executed on April 10, 2025;

•        the draft of the Merger Agreement dated May 7, 2025;

•        Gryphon’s most recent fixed asset listing;

•        certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis; and

•        conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it or publicly available and did not assume any responsibility with respect to such data, material and other information.

For purposes of its opinion, and with the Gryphon Board’s approval, Marshall & Stevens did not perform a separate standalone enterprise valuation of Gryphon. Rather, again with the Gryphon Board’s approval, Marshall & Stevens has looked solely to the trading prices of shares of Gryphon Common Stock in certain recent periods and to the value of Gryphon’s tangible assets. Marshall & Stevens was not asked to determine and, accordingly, performed no analysis to determine, if such trading prices represent the fair market value of such shares.

The Gryphon Board has agreed that, in rendering its opinion as to the fairness from a financial point of view to Gryphon of the Merger Consideration to be paid for ABTC, Marshall & Stevens has not taken into consideration the fact that, although Gryphon will be the surviving entity, the Mergers will effect a change of control of Gryphon, and that the shares of Class B Common Stock being issued to certain stockholders of ABTC due to their greater voting rights, may have a fair market value higher than the publicly traded Class A Common Stock which will be held by the current stockholders of Gryphon after the Closing.

Marshall & Stevens has not been provided with any financial projections or forecasts for ABTC. Accordingly, with the Gryphon Board’s approval, Marshall & Stevens has not used any discounted cash flow valuation methodology. However, Marshall & Stevens has, again with the Gryphon Board’s approval and based upon Gryphon management’s representation to Marshall & Stevens of an anticipated sale of ABTC Class A Common Stock in a private placement that is expected to be completed prior to the Closing, used that planned transaction as an indication of the value of ABTC, even though it has not closed.

Marshall & Stevens relied upon and assumed, without independent verification, that there has been no material change in ABTC’s position since the date of the most recent ABTC and Hut 8 presentations, “Building America’s Bitcoin Infrastructure Backbone” — April 2025, and “The New Standard in Bitcoin Mining” — March 2025, provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that ABTC is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the Mergers and ABTC’s anticipated private placement), recapitalization, acquisition or merger, divestiture or spin-off (other than the Mergers or other publicly disclosed transactions). Marshall & Stevens also assumed that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Mergers will be satisfied without waiver thereof and (d) the Mergers will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the Mergers will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of ABTC, Gryphon or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which ABTC or Gryphon is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, to Gryphon of the Merger Consideration being paid by Gryphon for ABTC. Marshall & Stevens has not been engaged to render any opinion with respect to the fairness of the Merger Consideration to any other person or entity or as to any other aspect of the Mergers and Marshall & Stevens specifically render no such opinion. Marshall & Stevens has not been engaged to serve as the financial advisor to the Gryphon Board or Gryphon; Marshall & Stevens was not involved in the negotiation or structuring of the term sheet for the Mergers or the Merger Agreement. Marshall & Stevens has not been involved in the raising of any funding for or with respect to or associated with Gryphon, ABTC or any other party to the Merger Agreement and/or the Mergers or provided any advice with respect to any such funding; Marshall & Stevens has not been engaged to do and has not done, any legal or contract review or (except as is customary in engagements of this type) any other due diligence review of the Mergers or ABTC. Marshall & Stevens has not been asked to consider any non-financial elements of the Mergers or any other alternatives that might be available to the Gryphon Board, Gryphon and/or the stockholders of Gryphon. In rendering its opinion, Marshall & Stevens’ services have been in its capacity as an independent valuation consultant and not as a fiduciary to the Gryphon Board, Gryphon, the stockholders of Gryphon, the stockholders of ABTC or any other person or entity or as a broker/dealer, underwriter or investment advisor.

In preparing its opinion to the Gryphon Board, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with the Gryphon Board in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond ABTC’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to ABTC or the proposed Mergers and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to and it did not, recommend the specific consideration payable in the Mergers, which consideration was determined between Gryphon and ABTC and the decision to enter into the Merger Agreement and the Mergers was solely that of the Gryphon Board. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by the Gryphon Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the Gryphon Board or Gryphon’s management with respect to the Mergers or the Merger Consideration.

The following is a summary of the material financial analyses reviewed with the Gryphon Board in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed fee basis in the amount of $200,000 and their compensation is not contingent upon the completion of the Mergers. Marshall & Stevens provided no additional services associated with the Mergers.

Financial Projections

Marshall & Stevens has not been provided with any financial projections or forecasts for ABTC. Accordingly, with the Gryphon Board’s approval, Marshall & Stevens has not used any discounted cash flow valuation methodology.

Publicly Traded Market Capitalization Analyses for Gryphon

Marshall & Stevens utilized two methods to approximate the value of Gryphon’s equity on a stand-alone basis:

•        30-day Volume Weighted Average Pricing (“VWAP”) market capitalization of $13.9 million as of April 10, 2025. April 10, 2025 was referenced because this was the date on which the non-binding term sheet for the Mergers was signed. Marshall & Stevens utilized the 30-day VWAP given Gryphon’s “penny-stock” status, threat of Nasdaq delisting, relatively higher bid/ask spreads and low analyst coverage (i.e., one analyst).

•        As a sensitivity measure, Marshall & Stevens also utilized the 30-day VWAP of Gryphon as of May 7, 2025, which would increase the market capitalization of Gryphon to $16.7 million. This would increase the ownership proportion to 0.7% to 1.7% for Gryphon shareholders based on a mid-point of the sensitivity valuation range of Gryphon (between $0 to $16.7 million) compared to the two indications of value of ABTC ($480 million and $1.15 billion) (see “Summary — Gryphon Implied Ownership Percentage Range vs. Transaction Terms” further below).

Adjusted Net Book Value Analysis for Gryphon

Given the current operating losses of Gryphon and the substantial doubt raised by Gryphon’s auditor about Gryphon’s ability to continue as a going concern, an adjusted book value approach was used as another indicator of value. In preparing this analysis, Marshall & Stevens considered the following statements provided by Gryphon’s management:

•        According to Gryphon’s management, Gryphon, relative to other larger Bitcoin mining companies, is disadvantaged given its smaller size, less efficient fleet equipment and energy usage, which has the effect of making Bitcoin more expensive for Gryphon to mine relative to other Bitcoin mining companies;

•        as of the date of the M&S Opinion, ABTC operates more efficiently than Gryphon, which makes its cost to mine one Bitcoin less than half of Gryphon’s cost to mine one Bitcoin based on discussions with Gryphon’s management and publicly available information on Gryphon, ABTC and Hut 8;

•        as of the date of the M&S Opinion, according to Gryphon’s management, Gryphon’s hash rate is approximately 0.998 (EH/s) which is estimated at 0.1% of the global network hash rate. Based on discussions with Gryphon’s management, in light of Gryphon’s financial condition, and the absence of any reported strategic plan to invest in hash rate, Gryphon’s management expects their share of global network hash rate to go down to approximately 0.04% of global network hash rate by end of the second quarter of 2025.

•        In contrast, ABTC has a path to more than double its current reported hash rate of approximately 10 (EH/s) to 25 (EH/s) based on ABTC investor presentation, “Building America’s Bitcoin Infrastructure Backbone” as of April 2025 and Hut 8 investor presentation, “Hut 8 Operations Update for January 2025” as of February 4, 2025.

•        Relative to other Bitcoin miners (such as MARA Holdings, CleanSpark, and Riot Platforms), Gryphon’s revenue growth has underperformed over the last two years, increasing by less than 1% in 2023 and declining by 6.3% in 2024. In contrast, other Bitcoin mining companies have grown either hash rate and/or revenue, based on publicly available information on Capital IQ, a financial database.

•        For the one analyst (HC Wainwright & Co.) that is covering Gryphon’s stock, they estimated revenue decline of 35% and gross margin negativity in FY 2025 based on their report as of April 1, 2025.

•        Subsequent to Bitcoin block awards halving in April 2024, based on draft Q1’25 financial statements provided by Gryphon’s management, Gryphon’s Bitcoin mined declined year over year from 142 in Q1’24 to 17 in Q1’25. This contributed to Gryphon’s revenue for the same periods decreasing by 79.2%. Over the same period, costs to mine increased by 252.2% (from $34,070 to $120,117), making the quarter gross margin negative (-31.8%).

•        Based on discussions with Gryphon’s management, at the current run-rate, there does not appear to be enough liquidity on balance sheet to sustain operations to fiscal 2025 year end, unless Gryphon is able to secure other sources of capital.

•        Based on discussions with Gryphon’s management, Gryphon’s HPC opportunity is still in early stages and has not meaningfully progressed.

•        Gryphon is under threat of soon being delisted by Nasdaq unless they are able to meet the necessary listing conditions, which they have not been successful at to date.

In light of the above considerations, Marshall & Stevens utilized the adjusted net book value method where a “floor value” scenario for Gryphon’s operating equipment was quantified.

The net book value was adjusted by valuing the operating equipment at fair market value (as determined by Marshall & Stevens), on an uninstalled basis, primarily using the sales comparable approach and with a limited application of the cost approach. The results of the adjusted book value showed that Gryphon would be insolvent after subtracting net debt and other liabilities.

(in $ Actuals)	Book Value(1) 3/31/2025		Adjustments(2)	Adjusted Book Value 3/31/2025
Assets
Cash & Equivalents	318,000	3.5%	—	318,000	3.4%
Restricted Cash	1,263,000	14.1%	—	1,263,000	13.6%
Accounts Receivable	175,000	1.9%	—	175,000	1.9%
Prepaid Expenses	1,412,000	15.7%	—	1,412,000	15.2%
Marketable Securities	49,000	0.5%	—	49,000	0.5%
Digital Assets	787,000	8.8%	—	787,000	8.5%
Total Current Assets	4,004,000	44.6%	—	4,004,000	43.2%

Net Property, Plant & Equipment	2,609,000	29.1%	391,000	3,000,000	32.4%
Intangible Assets, Net	100,000	1.1%	(100,000)	—	0.0%
Deposits	2,266,000	25.2%	—	2,266,000	24.4%
Total Noncurrent Assets	2,366,000	26.4%	(100,000)	2,266,000	24.4%
Total Assets	8,979,000	100.0%	291,000	9,270,000	100.0%

Liabilities & Equity
Note Payable – Current Portion	213,000	2.4%	—	213,000	2.3%
Accounts Payable and Accrued Liabilities	9,834,000	105.5%	—	9,834,000	102.2%
Cash Due to Third-Party	1,263,000	14.1%	—	1,263,000	13.6%
Total Current Liabilities	11,310,000	121.9%	—	11,310,000	118.1%

Long-Term Debt	5,331,000	59.4%	—	5,331,000	57.5%
Total Long-Term Liabilities	5,331,000	59.4%	—	5,331,000	57.5%

Total Liabilities	16,641,000	181.3%	—	16,641,000	175.6%

Total Stockholders’ Equity	(7,662,000)	-81.3%	291,000	(7,371,000)	-79.52%
Total Liabilities & Equity	8,979,000	100.00%	291,000	9,270,000	100.0%
Net Asset Value (NAV)				$(3,045,000)

____________

(1)      Based on Gryphon’s unaudited condensed consolidated balance sheets as of March 31, 2025.

(2)      Based on fair market value assessment by Marshall & Stevens.

Value Conclusion for Gryphon

The indications of value for Gryphon based upon the above methodologies range from $0 to $13.9 million.

Guideline Public Company Analysis for ABTC

Marshall & Stevens reviewed and analyzed selected historical information about ABTC provided by ABTC’s management and Hut 8’s management and compared this information to certain financial information of six (6) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to ABTC (each a “Guideline Company” and, collectively, the “Guideline Companies”). Marshall & Stevens performed an independent search for Guideline Companies that are pure-play Bitcoin miners.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

•        Bitfarms, Ltd. (TSX:BITF)

Bitfarms Ltd. operates integrated Bitcoin data centers in Canada, the United States, Paraguay and Argentina. It primarily owns and operates data centers housing computers to validate transactions on the Bitcoin blockchain, as well as sells computational power used for hashing calculations for cryptocurrency mining in multiple jurisdictions. The company also provides electrician services to commercial and residential customers in Quebec, Canada. It also undertakes hosting of third-party mining hardware. The company was formerly known as Bitfarms Technologies Ltd and changed its name to Bitfarms Ltd. in October 2018. The company was founded in 2017 and is based in Toronto, Canada.

•        Cipher Mining, Inc. (NasdaqGS:CIFR)

Cipher Mining, Inc. is an industrial-scale data center construction and operations company. It allocates data center opportunities between Bitcoin mining and other high performance computing services, such as AI. It continues to develop a pipeline of power capacity at high quality data center sites, either for Bitcoin mining or HPC. The company’s management team leverages expertise from the technology, fintech, energy and finance domains, as well as experience related to cryptocurrencies and blockchain. Cipher Mining Inc., together with its subsidiaries, develops and operates industrial-scale data centers in the United States. The company was founded in 2021 and is headquartered in New York, New York.

•        CleanSpark, Inc. (NasdaqCM:CLSK)

CleanSpark, Inc. operates as a Bitcoin mining company in the Americas. It owns and operates data centers. Its infrastructure supports Bitcoin, a digital commodity and a tool for financial independence and inclusion. The company was formerly known as Stratean Inc. and changed its name to CleanSpark, Inc. in November 2016. CleanSpark, Inc. was incorporated in 1987 and is headquartered in Henderson, Nevada.

•        Hut 8 (NasdaqGS & Toronto Stock Exchange:HUT)

Hut 8 operates as a vertically integrated operator of energy infrastructure and Bitcoin miners in North America. The company operates through four segments: Power, Digital Infrastructure, Compute and Other. It also offers managed services for energy infrastructure development, such as site design, procurement and construction management; software automation, process design, personnel hiring and team training; utilities contracts, hosting operations and customer management, energy portfolio optimization and strategic initiatives; and finance, accounting and safety services, as well as engages in the Bitcoin mining business. In addition, the company provides colocation and data center cloud services; hosting services, which include the provision of mining equipment, as well as monitors, troubleshoots, repairs and maintains related equipment; and equipment sales and repair services. Hut 8 was founded in 2017 and is based in Miami, Florida. ABH, which is a wholly owned subsidiary of Hut 8, is the controlling stockholder of ABTC.

•        MARA Holdings, Inc. (NasdaqCM:MARA)

MARA Holdings, Inc. operates as a digital asset technology company in the United States. It also provides technology solutions to optimize data center operations, such as liquid immersion cooling and firmware for Bitcoin miners. The company was formerly known as Marathon Digital Holdings, Inc. and changed its name to MARA Holdings, Inc. in August 2024. MARA Holdings, Inc. was incorporated in 2010 and is headquartered in Fort Lauderdale, Florida.

•        Riot Platforms, Inc. (NasdaqCM:RIOT)

Riot Platforms, Inc., together with its subsidiaries, operates as a Bitcoin mining company in the United States. The company operates in two segments, Bitcoin Mining and Engineering. It offers comprehensive and critical infrastructure for institutional-scale Bitcoin mining facilities in Rockdale and Navarro counties, Texas and two Bitcoin mining sites in Paducah, Kentucky. The company also designs and manufactures power distribution equipment and custom engineered electrical products; and electricity distribution product design, manufacturing and installation services for large-scale commercial and governmental customers, as well as data center, power generation, utility, water, industrial and alternative energy markets. The company was founded in 2000 and is based in Castle Rock, Colorado.

As shown in the table below, based on median EV/(EH/s) multiple of pure-play Bitcoin miners (i.e., Bitfarms, Cipher, CleanSpark, Marathon, Riot), Marshall & Stevens applied an adjusted EV/(EH/s) multiple (where enterprise value was adjusted for Bitcoin holdings and Bitcoin price as of the analysis date) of 38.0x to ABTC’s current hash rate of 10.18 EH/s, which indicated a value of $484m after adjusting for a control premium of 25% (based on control premium data from Factset).

Gross margin and overall revenue growth outlook appeared comparable (within range) when comparing ABTC historical performance (using the Compute business segment of Hut 8 as a proxy) and analyst projection estimates of the self-mining business of Hut 8 (as proxy for ABTC).

Additionally, Marshall & Stevens utilized the adjusted enterprise value of Hut 8 to imply a value for ABTC given Hut 8’s majority ownership of ABTC. This yielded a value indication of $472 million after adjusting for a control premium of 25% (based on control premium data from Factset).

Marshall & Stevens assigned a two-thirds proportionate value to Hut 8’s adjusted EV as a proxy for ABTC’s value given that self-mining makes up the largest portion of Hut 8’s revenue and, according to analyst commentary, is expected to be a major driver of future growth (along with HPC, which Marshall & Stevens expects to also support margin increases in this business line).

(in $ Millions, except per share data)
(1) Guideline Public Company Name	Adjusted EV	Market Cap	LTM Revenue	Current Hash Rate	Historical Revenue Growth			Forecasted Revenue Growth			Historical Gross Margin			EV/ Revenue	EV/ (EH/s)
					CY-2	CY-1	CY	CY+1	CY+2	CY+3	CY-2	CY-1	CY	LTM	Current
Bitfarms Ltd.	397.9	566.5	192.9	19.5	-16.0%	2.8%	31.8%	68.1%	29.4%	NM	7.4%	-14.7%	-16.8%	2.06x	20.40x
Cipher Mining Inc.	1,043.2	1,121.1	152.1	13.5	NM	NM	19.3%	83.6%	75.8%	80.5%	75.4%	15.1%	18.1%	6.86x	77.28x
CleanSpark, Inc.	1,474.3	2,254.9	467.5	42.4	64.8%	75.4%	118.1%	86.1%	30.5%	NM	68.6%	44.4%	55.7%	3.15x	34.77x
Hut 8 Corp.	566.0	1,318.8	162.4	9.3	NM	6.2%	69.1%	51.8%	74.7%	24.6%	47.5%	43.6%	46.6%	3.49x	60.86x
MARA Holdings, Inc.	2,144.7	4,691.2	656.4	57.3	-26.0%	229.1%	69.4%	44.3%	18.4%	5.4%	38.2%	42.4%	37.2%	3.27x	37.43x
Riot Platforms, Inc.	1,286.3	2,800.9	458.7	33.7	21.5%	8.3%	34.2%	70.2%	17.7%	23.4%	25.3%	9.4%	32.2%	2.80x	38.17x

Min	397.9	566.5	152.1	9.3	-66.4%	-30.5%	-6.3%	-35.2%	17.7%	0.5%	7.4%	-14.7%	-16.8%	2.06x	20.4x
25th Percentile	685.3	1,170.5	170.0	15.0	-21.0%	-2.7%	8.0%	44.3%	28.9%	5.4%	28.5%	10.8%	21.6%	2.89x	35.4x
Median	1,164.7	1,786.8	325.8	26.6	17.6%	7.2%	31.8%	56.9%	60.9%	23.4%	42.9%	28.7%	34.7%	3.21x	37.8x
Average	1,152.1	2,125.6	348.3	29.3	49.6%	34.7%	49.1%	58.9%	56.0%	34.6%	43.7%	23.4%	28.9%	3.61x	44.8x
75th Percentile	1,427.3	2,664.4	465.3	40.2	54.8%	48.2%	69.4%	83.6%	78.3%	29.9%	63.4%	43.3%	44.3%	3.43x	55.2x
Max	2,144.7	4,691.2	656.4	57.3	485.4%	229.1%	139.3%	163.8%	97.4%	132.1%	75.4%	44.4%	55.7%	6.86x	77.3x

(2) ABTC	NA	NA	72.6	NA	NA	31.7%	24.4%	NA	NA	NA	21.6%	34.3%	44.3%	EV/ Revenue	EV/ (EH/s)
								Indicated Enterprise Value Calculation:						LTM	Latest Reported
								(3) ABTC – Revenue | Hash Rate						72.6	10.2
								(4) Implied |Selected Multiples						5.19x	38.0x
								(5)x Control Premium %						25%	25%
								Enterprise Value (Rounded)					$480	$472	$484

____________

(1)      Source: Capital IQ. Adjusted EV was adjusted for latest reported bitcoin holdings balances and current Bitcoin price.

(2)      Metrics based on Hut 8 Compute business segment.

(3)      Revenue based on 90% of Hut 8 Compute business segment revenue. Hash rate provided by ABTC management.

(4)      Implied EV/Rev multiple is based on a 2/3 value attribution of Hut 8 to ABTC based on the relative size and analyst growth estimates of Hut 8’s digital mining revenue. Selected EV/(EH/s) multiple is based on the median of the GPC EV/(EH/s) multiple and considers the ABTC’s comparative historical and projected performance.

(5)      Source: FactSet Control Premium Review 2024.

After averaging the two value indications, Marshall & Stevens arrived at an enterprise value indication for ABTC of $480 million.

Guideline Transaction Analysis for ABTC

The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of ABTC’s enterprise value or the enterprise value of similar companies are analyzed to provide an indication of fair market value. According to Gryphon’s management, prior to the Closing ABTC intends to undertake an external financing involving the private placement to new third party investors of shares of ABTC Class A Common Stock, and for purposes of its opinion, Marshall & Stevens assumed a raise of $150 million, at a per share purchase price of $20.00, implying a post-money equity valuation of ABTC of $1.15 billion.

Given the significance of this transaction and its relative size, Marshall & Stevens utilized the assumed implied post-money value of $1.15 billion as another indicator of value. Marshall & Stevens understands that the private placement discussed above is expected to be on arms-length terms and include new investors in ABTC. Marshall & Stevens further understands that the proceeds of this private placement are intended to be used to support ABTC’s plans of growing its strategic Bitcoin reserve.

Reconciled Conclusion of Value for ABTC

The indications of value for ABTC based upon the above methodologies range from $480.0 million to $1.15 billion.

Summary — Gryphon Implied Ownership Percentage Range vs. Transaction Terms

The stand-alone valuations of Gryphon and ABTC show that a reasonable ownership split of the combined companies is between 0.6% to 1.4% for Gryphon shareholders. These percentages are based on the mid-point of the valuation range of Gryphon (between $0 to $13.9 million) compared to the two indications of value of ABTC ($480 million and $1.15 billion).

Description	Valuation Summary (in $mm)
	Low	High
Gryphon	$0.0	$13.9
ABTC	$480.0	$1,150.0

Gryphon’s Reasons for the Approval of the Mergers

At a meeting held on May 9, 2025, the Gryphon Board: (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated thereby are advisable, fair to and in the best interests of Gryphon and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Mergers and (iii) determined to solicit, upon the terms and subject to the conditions set forth in the Merger Agreement, the approval of the Gryphon stockholders of the Proposals.

During the course of its evaluation of the Merger Agreement and the transactions contemplated thereby, the Gryphon Board held numerous meetings, consulted with Gryphon’s senior management and legal counsel and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Gryphon Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•        the financial condition and prospects of Gryphon and its current business and the risks associated with continued operations, including Gryphon’s history of substantial losses, the need for a likely highly dilutive equity capital raise in the near term to fund ongoing operations, risks related to servicing the Anchorage Loan and the potential for a default under the terms of the Anchorage Loan, the current stock price of Gryphon Common Stock and the overall prospects of Gryphon’s current operations, the timeline for profitable operations and the costs of operating as a public company;

•        the risks and delays associated with and uncertain value and costs to Gryphon stockholders of, liquidating Gryphon, including the uncertainties of continuing cash burn while debt and contingent liabilities are resolved, the likelihood that there would not be sufficient cash upon liquidation to satisfy Gryphon’s debt obligations, resulting in no cash available for distribution to stockholders, uncertainty of timing of release of any remaining cash until contingent liabilities are resolved and the risks and costs associated with being a shell company prior to any such cash distribution;

•        the risks and challenges of attempting to continue to operate Gryphon on a stand-alone basis, including the substantial time required and uncertainty to successfully address the ongoing losses of continued operations and the need to service the Anchorage Loan and challenges in retaining staff with limited cash and projected financial losses;

•        that the Gryphon Board undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives to identify the opportunity that would, in the Gryphon Board’s view, create the most value for Gryphon stockholders;

•        the Gryphon Board’s belief, after a review of available strategic alternatives and discussions with Gryphon’s senior management and legal counsel, that the Mergers are more favorable to Gryphon stockholders than the potential value that might have resulted from other strategic alternatives available to Gryphon, including to operate Gryphon on a stand-alone basis;

•        the Gryphon Board’s belief that, as a result of arm’s length negotiations with ABTC, Gryphon and its representatives negotiated the best Exchange Ratio to which ABTC was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Gryphon in the aggregate to which ABTC was willing to agree;

•        the Gryphon Board’s view, following a review with Gryphon’s management of ABTC’s current business plan (including to expand its mining operations and increase its Bitcoin reserves), of the likelihood that the Combined Company would possess sufficient cash resources at the Closing to fund the business of the Combined Company through upcoming value inflection points, which include, among other things, potential financings and purchases of mining equipment;

•        the lack of prospects of and risks associated with finding other strategic partners;

•        the ability of Gryphon stockholders to participate in the growth and value creation of the Combined Company following the Closing by virtue of their continued ownership of Class A Common Stock;

•        the current financial market conditions and historical market prices, volatility and trading information for Gryphon Common Stock;

•        the experience of the expected senior management team and board of directors of the Combined Company, which is expected to consist of experienced representatives from ABTC’s management team and board of directors;

•        the Gryphon Board’s consideration of the financial analyses of Marshall & Stevens, including its opinion to the Gryphon Board as to the fairness of the Mergers, from a financial point of view and as of the date of the opinion, as more fully described under the caption “— Opinion of Marshall & Stevens”; and

•        the variety of risks and other countervailing factors related to entering into the Merger Agreement, including the potential effect of termination fees, the substantial expense incurred in connection with the Mergers and the risks and uncertainties associated with ABTC’s business and various other risks.

The Gryphon Board also reviewed the terms of the Merger Agreement and related transaction documents, including those described below and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•        the calculation of the Exchange Ratio and the estimated number of shares of Class A Common Stock and Class B Common Stock to be issued in the Mergers;

•        the number and nature of the conditions to ABTC’s and Gryphon’s respective obligations to complete the Mergers and the likelihood that the Mergers will be completed on a timely basis;

•        the rights of and limitations on, Gryphon under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances and the limitations on the Gryphon Board to change its recommendation in favor of the Merger;

•        the right of Gryphon to terminate the Merger Agreement to accept an unsolicited acquisition proposal in certain circumstances, subject to payment of a termination fee;

•        the Gryphon Support Agreements and the ABTC Support Agreement, pursuant to which certain securityholders of Gryphon and a stockholder of ABTC, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Gryphon Common Stock or ABTC Common Stock, as applicable, in favor of the proposals submitted to them in connection with the Mergers and against any alternative acquisition proposals;

•        the conclusion of the Gryphon Board that the potential termination fee of $5,000,000, in addition to the out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement, that may be payable by Gryphon to ABTC and the circumstances when such fees may be payable, are reasonable.

In the course of its deliberations, the Gryphon Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•        the potential effect of the $5,000,000 termination fee and other fees and expenses potentially payable by Gryphon to ABTC upon the occurrence of certain events, including in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to Gryphon stockholders;

•        the prohibition on Gryphon to solicit alternative acquisition proposals during the pendency of the Mergers;

•        the substantial expenses to be incurred by Gryphon in connection with the Mergers;

•        the possible volatility of the trading price of the Gryphon Common Stock resulting from the announcement, pendency or the Closing;

•        the risk that the Mergers might not be consummated in a timely manner or at all;

•        the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise following the Closing;

•        the lack of availability of appraisal rights under the DGCL to holders of Gryphon Common Stock which would not allow holders to seek appraisal of the fair value of their shares of Gryphon Common Stock; and

•        the various other risks associated with the Combined Company and the transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

The foregoing information and factors considered by the Gryphon Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Gryphon Board. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Gryphon Board did not find it useful and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Gryphon Board may have given different weight to different factors. The Gryphon Board conducted an overall analysis of the factors described above, including the fairness opinion of Marshall & Stevens and including thorough discussions with and questioning of, the Gryphon management team and the legal advisors of Gryphon and considered the factors overall to be favorable to and to support, its determination.

Other than arising out of the proposed Mergers and related transactions, Gryphon and its respective affiliates have no interest in, or affiliation with, ABTC. The existence of the differing, additional and/or conflicting interests described above may have influenced the decision of Gryphon’s directors and officers to enter into the Merger Agreement and Gryphon’s directors in making their recommendation that you vote in favor of the approval of the Mergers. Upon the Closing, it is not anticipated that any persons associated with Gryphon will be employed by or provide services to the Combined Company and there have been no conversations regarding the same.

ABTC’s Reasons for the Approval of the Mergers

In the course of reaching its decision to approve the Mergers, the ABTC Board consulted with ABTC’s and Hut 8’s senior management and legal counsel and considered a wide variety of factors. Ultimately, the ABTC Board concluded that the Mergers represented the best option to generate capital resources to support the growth and advancement of ABTC’s business.

Factors the ABTC Board considered included the following (which factors are not necessarily presented in any order of relative importance):

•        the Mergers will potentially expand the access to capital and the range of investors available as a public company to support the growth of ABTC’s business, compared to the capital and investors to which ABTC could otherwise gain access if it continued to operate as a privately-held company;

•        the ABTC Board’s belief that no alternatives to the Mergers were reasonably likely to create greater value for ABTC stockholders, after considering the various financing and other strategic options to enhance stockholder value;

•        the information concerning ABTC’s business, including its financial performance and condition, operations, management and strategic objectives and prospects;

•        the prospects of ABTC as a stand-alone entity and the possible strategic growth opportunities that may be available to ABTC in the absence of the Mergers;

•        the cash resources of the Combined Company expected to be available at the Closing;

•        the potential to provide ABTC stockholders with greater liquidity by owning stock in a public company;

•        the potential benefits from increased public market awareness of ABTC;

•        the competitive nature of the industry in which ABTC operates;

•        the current economic, industry and market conditions affecting ABTC, including the market price of Bitcoin, the power costs associated with mining Bitcoin and increasing competition for production of Bitcoin;

•        the ABTC Board’s fiduciary duties to ABTC stockholders;

•        the expectation that ABTC’s current personnel will serve in similar roles at the Combined Company;

•        the ABTC Board’s expectation that the Mergers would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•        the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s plans to accumulate Bitcoin);

•        the business, history, operations, financial resources, assets, technology and credibility of Gryphon;

•        the availability of appraisal rights under the DGCL to holders of ABTC capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of ABTC capital stock as determined by the Delaware Court of Chancery;

•        the ability to obtain a Nasdaq listing and comply with Nasdaq listing requirements; and

•        the terms and conditions of the Merger Agreement, including the following:

•        the determination that the expected relative percentage ownership of Gryphon stockholders and ABTC stockholders in the Combined Company was appropriate, based on the ABTC Board’s judgment and assessment of the outlook for Gryphon in the absence of the Mergers, including Gryphon’s standalone balance sheet condition and outstanding liabilities and ABTC’s strategy for the Combined Company;

•        the determination that the Exchange Ratio used to establish the number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers is reasonable;

•        the intention that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, with the intended result that upon the exchange of ABTC Common Stock by a U.S. Holder solely for Combined Company Common Stock pursuant to the Mergers, such U.S. Holder will not recognize any gain or loss;

•        the absence of any restriction on ABTC’s right to consider alternative acquisition proposals prior to the Closing;

•        the absence of any termination fee payable by ABTC upon a termination of the Merger Agreement;

•        the conclusion of the ABTC Board that the potential termination fee payable by Gryphon to ABTC and the circumstances under which such fee may be payable, were reasonable;

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the limited number and nature of the conditions of the obligation of Gryphon to consummate the Mergers;

•        the scope and nature of the conditions to ABTC’s obligation to complete the Mergers, including with respect to the continued listing on Nasdaq of the Gryphon Common Stock, the continued eligibility of Gryphon to register securities on Form S-3 under the Securities Act and the termination of the Captus Agreement, in each case prior to the Closing;

•        that the Class A Common Stock to be issued to ABTC stockholders will be registered under the Securities Act on Form S-4 and is expected to be freely tradable by ABTC stockholders that are not affiliates of ABTC;

•        the ABTC Support Agreement, pursuant to which ABH, which is the controlling stockholder of ABTC and a wholly owned subsidiary of Hut 8, has agreed to vote its shares of ABTC capital stock in favor of the adoption of the Merger Agreement and approval of the Mergers;

•        the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to “American Bitcoin Corp.” prior to or as of the Closing; and

•        the likelihood that the Mergers will be consummated on a timely basis.

The ABTC Board also considered a number of uncertainties and risks in its consideration of the Mergers and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the Mergers might not be completed and the potential adverse effect of the public announcement of the Mergers on the reputation of ABTC and the ability of ABTC to obtain financing in the future in the event the Mergers are not completed;

•        the possibility that Gryphon could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Mergers and change its recommendation that Gryphon stockholders vote in favor of the Proposals;

•        the risk that the Mergers might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Gryphon to obtain the Gryphon Stockholder Approval;

•        the costs involved in connection with completing the Mergers, the time and effort of ABTC personnel required to complete the Mergers, the related disruptions or potential disruptions to ABTC’s business operations and future prospects and related administrative challenges associated with combining the companies;

•        the price volatility of Gryphon Common Stock, which may reduce the value of Combined Company Common Stock that ABTC stockholders will receive upon the Closing;

•        the additional expenses and obligations to ABTC’s business that may result from being a public company and to which ABTC has not previously been subject;

•        the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk that there are unknown liabilities of Gryphon that may arise after the Closing;

•        the risk that future sales of Gryphon Common Stock by existing Gryphon stockholders may cause the price of Gryphon Common Stock to fall, thus reducing the potential value of Combined Company Common Stock received by ABTC stockholders following the Mergers; and

•        various other risks associated with the Combined Company and the Mergers, including the risks described in the section of this proxy statement/prospectus titled “Risk Factors.”

The foregoing information is not intended to be exhaustive, but is believed to include a summary of the material factors considered by the ABTC Board in its consideration of the Merger Agreement and the transactions contemplated thereby, including the Mergers. After conducting an overall analysis of these and other factors, the ABTC Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the ABTC Board unanimously approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Anticipated Accounting Treatment

The Mergers are expected to be accounted for using the acquisition method in accordance with U.S. GAAP. ABTC has preliminarily been identified as the “acquirer” with Gryphon as the “acquiree” as ABTC will obtain control over Gryphon upon the Closing. In connection with the Mergers, (i) each share of ABTC Class A Common Stock and ABTC Class B Common Stock will be exchanged for shares of Class A Common Stock and Class B Common Stock, respectively, resulting in holders of ABTC Common Stock as of immediately prior to the First Effective Time collectively owning approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis, and (ii) each share of Gryphon Common Stock will be reclassified as one share of Class A Common Stock, resulting in holders of equity interests of Gryphon as of immediately prior to the First Effective Time collectively owning approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis. Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to ten (10) votes per share. There is no other consideration being exchanged in connection with the Mergers. As discussed elsewhere in this proxy statement/prospectus, all of Gryphon’s current directors and executive officers are expected to resign from their positions, effective as of the Closing, and all of the Combined Company directors and executive officers are expected to be designees of ABTC. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities of Gryphon and will be based on Gryphon and ABTC management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable assets could vary as the purchase price allocation is finalized. The preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as changes in Combined Company management positions, Combined Company board rights related to tie-break votes, the relative fair values of ABTC and Gryphon at the Closing, any cross-ownership changes prior to the Closing and other considerations set out in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in elsewhere this proxy statement/prospectus as well as the actual accounting for the Mergers at the Closing.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the DOJ and the FTC and certain statutory waiting period requirements have been satisfied. The Mergers may not be consummated until Notification and Report Forms under the HSR Act have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. On July 18, 2025, such Notification and Report Forms were filed with the FTC and DOJ.

At any time before or after the Closing, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the Closing, to rescind the Mergers or to conditionally permit the Closing subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the Closing or permitting the Closing subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general or any other government authority will not attempt to challenge the Mergers on antitrust grounds and, if such a challenge is made, there can be no assurance as to its result.

Under the Merger Agreement, Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC must use reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers. For a description of the parties’ obligations with respect to regulatory and other governmental approvals related to the Mergers, please see the section titled “The Merger Agreement — Efforts to Obtain Regulatory Approval” in this proxy statement/prospectus.

Certain Material U.S. Federal Income Tax Consequences

The following is a discussion of the U.S. federal income tax considerations generally applicable to U.S. Holders of ABTC Common Stock that exchange their ABTC Common Stock for Merger Consideration in the Mergers. This discussion is based on the Code, the Treasury regulations promulgated thereunder, administrative rulings, published positions of the Internal Revenue Service (the “IRS”) and judicial interpretations thereof, all as currently in effect and all of which are subject to change and to differing interpretations (possibly with retroactive effect) and any such change or interpretation could affect the U.S. federal income tax considerations described herein. This discussion applies only to U.S. Holders that hold their ABTC Common Stock as a capital asset within the meaning of the Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax laws, including:

•        banks or other financial institutions;

•        mutual funds;

•        tax-exempt organizations;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        broker-dealers or dealers in securities;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        entities or arrangements treated as partnerships or other pass-through entities (including S corporations) for U.S. federal income tax purposes (and partners or investors therein);

•        former citizens or long-term residents of the United States;

•        holders that exercise appraisal rights;

•        regulated investment companies and real estate investment trusts;

•        holders whose functional currency is not the U.S. dollar;

•        holders who received their ABTC Common Stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation or in connection with the performance of services;

•        holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”; and

•        holders that hold ABTC Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated or similar transaction.

In addition, this discussion does not address any U.S. federal estate, gift, Medicare and any alternative minimum tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of ABTC Common Stock.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ABTC Common Stock that is, for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of ABTC Common Stock, the U.S. federal income tax treatment of the partnership and its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold shares of ABTC Common Stock and their partners should consult their tax advisors regarding the U.S. federal income tax considerations of the Mergers to them.

Each holder of ABTC common stock should consult its tax advisor with respect to the particular tax consequences of the MERGERS to them in light of their particular circumstances, including the effects of u.s. federal, state and local and non-u.s. tax laws.

U.S. Federal Income Tax Considerations of the Mergers to U.S. Holders

Gryphon and ABTC intend for the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to either party’s obligations to complete the transaction that the Mergers qualify as a reorganization. Moreover, neither Gryphon nor ABTC will request a ruling from the IRS with respect to the tax treatment of the Mergers and, as a result, no assurances can be given that the IRS will not challenge the treatment of the Mergers as a reorganization or that a court would not sustain such challenge. Assuming that the Mergers, taken together, do qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, upon the exchange of ABTC Common Stock by a U.S. Holder solely for Combined Company Common Stock pursuant to the Mergers, such U.S. Holder will not recognize any gain or loss. The aggregate adjusted tax basis in the shares of Combined Company Common Stock received in the Mergers will be equal to the aggregate adjusted tax basis of the shares of ABTC Common Stock exchanged therefor and the holding period of the shares of Combined Company Common Stock received in the Mergers will include the holding period of the shares of ABTC Common Stock exchanged therefor. If a U.S. Holder acquired different blocks of shares of ABTC Common Stock at different times or different prices, such U.S. Holder should consult their tax advisor as to the determination of the tax bases and holding periods of the Combined Company Common Stock received in the merger.

THIS SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGERS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF ABTC COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS OF THE TRANSACTIONS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS.

Nasdaq Stock Market Listing

Shares of Gryphon Common Stock are currently listed on Nasdaq under the symbol “GRYP.” Under the terms of the Merger Agreement, Gryphon has agreed to use its reasonable best efforts to maintain its listing of the Gryphon Common Stock on the Nasdaq.

If the Charter Proposal is approved, prior to the Closing, Gryphon will cause the Proposed Charter to be filed with the Secretary of State of the State of Delaware. In accordance with the Proposed Charter, the issued and outstanding shares of Gryphon Common Stock will be reclassified into fully paid and non-assessable shares of Class A Common Stock.

Under the terms of the Merger Agreement, Gryphon has agreed to use its reasonable best efforts to take all actions necessary, proper or advisable prior to the First Effective Time to enable the listing on Nasdaq of the Class A Common Stock being issued as Class A Merger Consideration, including by submitting an initial listing application with Nasdaq Stock Market LLC (the “Listing Application”). If the Listing Application is approved, Gryphon anticipates that the Class A Common Stock will be listed on Nasdaq following the Closing under the trading symbol “ABTC.”

Under the Merger Agreement, Gryphon’s and ABTC’s obligations to complete the Mergers are subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the Listing Application shall have been approved and, in the case of ABTC, that the Gryphon Common Stock not have been delisted from Nasdaq.

Controlled Company

Following the Closing, it is expected that ABH, a wholly owned subsidiary of Hut 8, will control 80% of the shares of Class B Common Stock and a majority of the total combined voting power of the Combined Company’s outstanding capital stock.

Under these rules, a Nasdaq-listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors; the requirement that director nominations be made or recommended to the full board of directors, by independent directors or by a nominating committee that is composed entirely of independent directors; and the requirement to have a compensation committee that is composed entirely of independent directors.

The Combined Company will therefore be a “controlled company” under Nasdaq listing rules and will qualify for and intends to rely on, exemptions from certain governance standards that would otherwise be applicable. Following the Mergers, the Combined Company intends to rely on certain “controlled company” exemptions. As a result, the Combined Company is not expected to have a compensation committee and is not expected to have a nominations committee or independent nominating function.

Pursuant to the Investors’ Rights Agreement, at all times when the Combined Company qualifies as a “controlled company” under the applicable rules of Nasdaq, except to the extent otherwise agreed in writing by ABH, the Combined Company will take all necessary action to avail itself of all “controlled company” exemptions to the rules of Nasdaq or any other exchange on which the equity securities of the Combined Company are then listed and will comply with all requirements under the law and all applicable disclosure requirements to take such actions.

Appraisal Rights and Dissenters’ Rights

Gryphon

Under the DGCL, Gryphon stockholders are not entitled to appraisal or dissenters’ rights in connection with the Mergers.

ABTC

ABTC stockholders who hold voting common stock are entitled to appraisal rights in connection with the Mergers under Delaware law.

The discussion below is not a complete summary regarding ABTC stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex H. Stockholders intending to exercise appraisal rights should carefully review Annex H. Failure to follow precisely any of the statutory procedures set forth in Annex H may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that ABTC stockholders exercise their appraisal rights under Delaware law.

Under Section 262 of the DGCL, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Mergers are completed, within 10 days after the effective date of the Mergers, ABTC will notify its stockholders that the Mergers have been approved, the effective date of the Mergers and that appraisal rights are available to any stockholder who has not approved the Mergers. Holders of shares of ABTC capital stock who desire to exercise their appraisal rights and that did not deliver a written consent approving the Mergers must deliver a written demand for appraisal to ABTC within 20 days after the date of the giving of that notice. A demand for appraisal must reasonably inform ABTC of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of ABTC capital stock held by such stockholder. Failure to deliver a written consent approving the Mergers will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o American Bitcoin Corp., 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131 and should be executed by or on behalf of, the record holder of shares of ABTC capital stock. ALL DEMANDS MUST BE RECEIVED BY ABTC WITHIN 20 DAYS AFTER THE DATE ABTC GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGERS HAVE BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGERS AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger Consideration for your shares of ABTC capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of ABTC capital stock. To be effective, a demand for appraisal by a holder of shares of ABTC capital stock must be made by or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to ABTC. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the First Effective Time.

If you hold your shares of ABTC capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the First Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to ABTC. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger Consideration for your shares of ABTC capital stock.

Within 120 days after the effective date of the Mergers, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Mergers, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders and Gryphon, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Mergers, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of shares of ABTC Common Stock as determined under Section 262 could be more than, the same as or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the First Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the First Effective Time; however, if no petition for appraisal is filed within 120 days after the First Effective Time or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Mergers within 60 days after the First Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger Consideration for shares of his or her ABTC capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the First Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Mergers and pursue appraisal rights should consult their legal advisors.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement

The following section summarizes material provisions of the Merger Agreement, which is included in this proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of each of Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus.

Our stockholders are urged to read the Merger Agreement carefully and in its entirety as well as this proxy statement/prospectus before making any voting decisions, including the approval of the Proposals.

The Merger Agreement is included in this proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Gryphon, Merger Sub Inc., Merger Sub LLC, ABTC or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made only for purposes of the Merger Agreement and as of specified dates and were qualified and subject to important limitations agreed to by the parties, were solely for the benefit of the other parties to the Merger Agreement and:

•        may not be intended as statements of fact, but rather as a way of contractually allocating the risk between the parties in the event the statements therein prove to be inaccurate;

•        have been qualified by certain confidential disclosures that were made between the parties to the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and

•        may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors and reports and documents filed with the SEC.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents of Gryphon incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and such subsequent information may or may not be fully reflected in Gryphon’s public disclosures. The representations and warranties in the Merger Agreement will not survive the Closing.

This summary is qualified in its entirety by reference to the Merger Agreement.

Terms of the Merger; Merger Consideration

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as a direct, wholly owned subsidiary of Gryphon and, immediately following the First Merger, ABTC will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Gryphon.

At the First Effective Time, by virtue of the First Merger and without any action on the part of (i) any of Gryphon, ABTC or Merger Sub Inc. or (ii) the holders of any equity interests in Gryphon, ABTC or Merger Sub Inc.:

•        each share of ABTC Class A Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class A Common Stock equal to the Exchange Ratio (the “Class A Merger Consideration”); and

•        each share of ABTC Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class B Common Stock equal to the Exchange Ratio (the “Class B Merger Consideration” and, together with the Class A Merger Consideration, the “Merger Consideration”).

The “Exchange Ratio” is a number of shares equal to the quotient obtained by dividing (x) the Fully Diluted Gryphon Common Stock multiplied by 49 by (y) the Fully Diluted ABTC Common Stock, in each case as of immediately prior to the First Effective Time, where:

•        “Fully Diluted Gryphon Common Stock” means, without duplication, the aggregate number of shares of Gryphon Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of Gryphon that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable); and

•        “Fully Diluted ABTC Common Stock” means, without duplication, the aggregate number of shares of ABTC Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other equity interests of ABTC that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable).

Prior to the Closing, Gryphon is required to deliver to ABTC a certificate signed on behalf of Gryphon by its Chief Financial Officer setting forth the aggregate Fully Diluted Gryphon Common Stock (after giving effect to the filing of the Proposed Charter) and Gryphon is require to deliver to Gryphon a certificate signed on behalf of ABTC by its Chief Executive Officer setting forth the aggregate Fully Diluted ABTC Common Stock, in each case as of the close of business on the business day immediately preceding the date on which the Closing actually occurs (the “Closing Date”).

The actual Exchange Ratio will be determined at the Closing as described herein and is subject to change because the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing is subject to change, as additional securities of Gryphon or ABTC are likely to be issued prior to the Closing. For more information regarding the Exchange Ratio and the resulting number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers, see the section of this proxy statement/prospectus titled “The Mergers — Merger Consideration — Exchange Ratio Calculation.”

Irrespective of any change to the Exchange Ratio, upon the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis.

As of the First Effective Time, all outstanding shares of ABTC Common Stock will no longer be outstanding, will automatically be canceled and retired and will cease to exist. As of the First Effective Time, each holder of any shares of ABTC Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, as described herein and subject to the terms and conditions set forth in the Merger Agreement.

No fractional shares of Combined Company Common Stock will be issued in the Mergers. If the aggregate number of shares of Class A Common Stock or Class B Common Stock that would otherwise be paid to any former ABTC stockholder is not a whole number, then such aggregate number will be rounded down to the nearest whole number in the event that the fractional share that otherwise would be so paid is less than five-tenths (0.5) of a share of Combined Company Common Stock and rounded up to the nearest whole number in the event that the fractional share that otherwise would be so paid is greater than or equal to five-tenths (0.5) of a share of Combined Company Common Stock.

The Merger Consideration described above will, subject to certain exceptions, be adjusted appropriately and proportionately in connection with any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction or any stock dividend with respect to the equity interests of ABTC or Gryphon occurring after the date of the Merger Agreement and prior to the First Effective Time to eliminate the effect of any such event on the Merger Consideration or any such other amounts payable pursuant to the Merger Agreement.

The Closing

The Closing will take place remotely via the electronic exchange of documents and signatures at 9:00 a.m. (Eastern Time) on the second (2nd) business day after the date the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions) have been satisfied or waived (to the extent permitted by law) or at such other time and date as will be agreed in writing between Gryphon and ABTC.

The First Merger will become effective at such time as a certificate of merger with respect to the First Merger is duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by ABTC and Gryphon in writing and specified in such certificate of merger in accordance with the DGCL.

The Second Merger will become effective at such time as a certificate of merger with respect to the Second Merger is duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by ABTC and Gryphon in writing and specified in such certificate of merger in accordance with the DGCL and the DLLCA, but in all cases after the First Effective Time.

Gryphon and ABTC currently expect the Closing to occur in the third quarter of 2025. However, as the Mergers are subject to the satisfaction or waiver of other conditions described in the Merger Agreement, it is possible that factors outside the control of Gryphon and ABTC could result in the Mergers being completed at a later time or not at all.

Combined Company Governance Matters

The Merger Agreement contains certain provisions relating to governance matters of the Combined Company following the Closing.

Charter and Bylaws Amendment

Subject to Gryphon stockholders’ approval of the Charter Proposal, prior to the Closing the Gryphon Charter will be amended and restated to be in the form of the Proposed Charter and Gryphon will cause the Proposed Charter to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and other applicable law of the State of Delaware. For more information on the Proposed Charter and the Charter Proposal, see the section of this proxy statement/prospectus titled “The Charter Proposal (Proposal 2).”

Each of ABTC and Gryphon have also agreed that, prior to the Closing Date, Gryphon will amend and restate its Bylaws to be in the form attached to the Merger Agreement as Exhibit B and attached as Annex I to this proxy statement/prospectus, to be effective as of the Closing Date.

Board of Directors and Executive Officers of the Combined Company

Prior to the Closing, Gryphon must take all necessary action to:

•        cause the Gryphon Board as of the Closing to be comprised of five members (or such other number as ABTC may indicate prior to the Closing upon written notice to Gryphon);

•        cause the appointment to the Combined Company Board of the individuals indicated by ABTC in writing to Gryphon prior to the Closing;

•        cause the Combined Company Board to be staggered into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III;

•        designate a director selected by ABTC as the chairperson of the Combined Company Board as of the Closing;

•        cause the resignation of all incumbent officers of Gryphon and cause the officers of Gryphon as of the Closing to be the individuals indicated by ABTC in writing to Gryphon prior to the Closing.

The Combined Company Board is expected to initially be fixed at five members, all of whom are designees of ABTC: Michael Ho, Asher Genoot, Justin Mateen, Michael Broukhim and Richard Busch. In addition, ABTC expects Asher Genoot, Michael Ho and Matt Prusak to serve as executive officers of the Combined Company. Individuals who will serve as other executive officers of the Combined Company, if any, have not yet been determined.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties, except as otherwise indicated below. Each of Gryphon and ABTC has made representations and warranties regarding, among other things:

•        organization, existence, standing, qualification to do business and corporate organizational power;

•        authority with respect to the execution and delivery of the Merger Agreement and the due and valid execution and delivery and enforceability of the Merger Agreement;

•        required regulatory filings and consents and approvals of governmental authorities;

•        absence of conflicts with or violations of organizational documents, other contracts and applicable laws;

•        capital structure;

•        ownership of subsidiaries and minority owned joint ventures;

•        accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus;

•        conduct of their business in the ordinary course and the absence of a material adverse effect;

•        absence of undisclosed material liabilities;

•        absence of certain litigation;

•        possession of and compliance with, necessary permits;

•        compliance with applicable laws;

•        digital assets and Bitcoin miners;

•        certain material contracts;

•        taxes;

•        employee matters and employee benefit plans;

•        labor matters;

•        intellectual property and information technology (including data protection);

•        environmental matters;

•        compliance with certain domestic and foreign anti-corruption laws;

•        compliance with customs and international trade laws and sanctions;

•        insurance coverage;

•        real property and personal property;

•        transactions with affiliates;

•        inapplicability of anti-takeover statutes;

•        advisors’ fees payable in connection with the Mergers and the other transactions contemplated by the Merger Agreement; and

•        absence of ownership interest in the other party’s common stock.

The Merger Agreement contains additional representations and warranties of Gryphon relating to the following:

•        financial statements and fair presentation and U.S. GAAP compliance with respect to such financial statements;

•        internal controls and disclosure controls and procedures;

•        timely filing of and accuracy of, SEC reports and compliance with applicable securities laws; and

•        receipt by the Gryphon Board of an opinion of Gryphon’s independent valuation advisor.

The Merger Agreement also contains certain representations and warranties with respect to each of Merger Sub Inc. and Merger Sub LLC, including, without limitation, corporate organization, lack of prior business activities, capitalization, absence of material assets or liabilities and authority with respect to the execution and delivery of the Merger Agreement.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue, inaccurate or incorrect unless their failure to be true or correct would, individually or in the aggregate, be material or have a material adverse effect, as the case may be). In addition, certain of the representations and warranties in the Merger Agreement are subject to “knowledge” qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge that such representation or warranty was untrue, inaccurate or incorrect). Furthermore, each of the representations and warranties is subject to the qualifications set forth in the parties’ disclosure schedules and, for Gryphon only, Gryphon’s SEC filings publicly available at least one day prior to the date of the Merger Agreement (other than any disclosure contained in any SEC filings that are cautionary, predictive or forward-looking in nature).

For purposes of the Merger Agreement, a “material adverse effect” when used in reference to Gryphon or ABTC, means any event, circumstance, development, occurrence, change or effect that either (i) has a material adverse effect on the condition (financial or otherwise), business or results of operations of the referenced party and its subsidiaries, taken as a whole or (ii) would reasonably be expected to prevent or materially impair or delay the ability of the referenced party and its subsidiaries to perform its obligations under the Merger Agreement or consummate the Mergers. However, clause (i) of the definition of “material adverse effect” generally excludes any of the following and any effect that results or arises therefrom:

•        changes in conditions generally affecting U.S. or global economic, business or regulatory conditions, including changes in U.S. or global securities, credit, financial, debt or other capital markets;

•        conditions (or changes in such conditions) in the currency, Bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry);

•        general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency);

•        acts of God, natural disasters, calamities, disease outbreaks or pandemics;

•        any failure in and of itself, by such party or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect, unless otherwise excluded from the “material adverse effect” definition);

•        the execution and delivery of the Merger Agreement, the public announcement, the impact thereof on relationships of the referenced party and its subsidiaries with its customers, suppliers or partners or the Closing (except with respect to any representation or warranty expressly intended to address the consequences of the execution and delivery of the Merger Agreement, pendency of the Merger Agreement or the Closing);

•        any changes after the date of the Merger Agreement in any applicable law or U.S. GAAP, including, in each case, the authoritative interpretation or enforcement thereof;

•        any action required by a governmental authority pursuant to antitrust laws in connection with the transactions contemplated under the Merger Agreement;

•        as applicable to ABTC, any action or omission taken by ABTC pursuant to the written consent or request of Gryphon and, as applicable to Gryphon, any action or omission taken by Gryphon pursuant to the written consent or request of ABTC; and

•        for Gryphon only, any decline, in and of itself, in the market price or trading volume of Gryphon Common Stock (except that the facts or occurrences giving rise to or contributing to such decline may be taken into account in determining whether there has been or will be, a material adverse effect, unless otherwise excluded from the definition).

However, the exceptions described in the first, second, third, fourth and seventh bullets above will not apply unless any such event, circumstance, development, occurrence, change or effect described in such bullet has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to other companies in the industries in which such party and its subsidiaries operate.

Conduct of Business

Each of Gryphon and ABTC has agreed to certain covenants in the Merger Agreement governing the conduct of its respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement.

In general, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, except as required by applicable law, as set forth in the applicable disclosure schedule or unless the other party otherwise consents in writing (or, solely with respect to ABTC, as would not reasonably be expected to prevent or materially impair or delay ABTC’s ability to perform its obligations under the Merger Agreement or consummate the Mergers), each party must and must cause each of its subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all applicable laws and use its and their reasonable best efforts to (a) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other third parties having material business relationships with such party and its subsidiaries; and (b) keep available the services of the present directors, officers and employees of such party and its subsidiaries.

In addition, except as otherwise specifically contemplated by the Merger Agreement, as may be required by law or order of a governmental authority, as would not reasonably be expected to prevent or materially impair or delay ABTC’s ability to perform its obligations under the Merger Agreement or consummate the Mergers or as otherwise set forth in the applicable disclosure schedule or unless Gryphon otherwise consents in writing, ABTC must not and must cause each of its subsidiaries not to:

•        adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents;

•        (i) merge or consolidate with any other individual or entity; (ii) acquire any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property; or (iii) adopt or publicly propose a plan, resolution or authorization of complete or partial liquidation, dissolution, recapitalization or restructuring;

•        (i) split, combine or reclassify any shares of its capital stock; (ii) amend any term or alter any rights of any of its outstanding equity interests; (iii) declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities; or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of ABTC;

•        terminate, suspend, abrogate, amend or modify any material permit;

•        transfer, sell, lease, sublease, assign or otherwise dispose of any subsidiary or any division thereof or of ABTC or any assets, securities or property;

•        make any loans, advances or capital contributions to any other person;

•        issue, sell or otherwise incur any indebtedness for borrowed money of ABTC or any of its subsidiaries (or assume or guarantee any such indebtedness for which any other person is the primary obligor (other than ABTC or any of its wholly owned subsidiaries)); or

•        agree, commit or publicly propose to do any of the foregoing.

In addition, except as otherwise specifically contemplated by the Merger Agreement, as may be required by law or order of a governmental authority, as otherwise set forth in the applicable disclosure schedule or unless ABTC consents in writing, Gryphon must not and must cause each of its subsidiaries not to:

•        adopt or propose any change to its certificate of incorporation, Bylaws or other organizational documents;

•        (i) merge or consolidate with any other individual or entity; (ii) acquire any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (A) acquisitions of assets in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate; or (B) transactions (1) solely among Gryphon and its wholly owned subsidiaries or (2) solely among Gryphon’s wholly owned subsidiaries; or (iii) adopt or publicly propose a plan, resolution or authorization of complete or partial liquidation, dissolution, recapitalization or restructuring;

•        (i) split, combine or reclassify any shares of its capital stock; (ii) amend any term or alter any rights of any of its outstanding equity interests; (iii) declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities (other than dividends or distributions by a subsidiary to Gryphon); or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of Gryphon or its subsidiaries or any rights, warrants or options to acquire any such shares or other securities, other than repurchases of shares of Gryphon Common Stock in connection with the vesting or settlement of Gryphon equity awards outstanding as of the date of the Merger Agreement;

•        (i) issue, deliver or sell or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, other than (A) issuances of Gryphon Common Stock upon the vesting or settlement of Gryphon equity awards outstanding as of the date of the Merger Agreement or (B) the issuance of not more than $5 million of Gryphon Common Stock under Gryphon’s ATM program, as in effect on the date of the Merger Agreement, for the primary purpose of repaying the principal and accrued interest under the New Anchorage Agreements, so long as the net proceeds of the issuance are promptly used for such purpose (and otherwise only for general corporate purposes) and except that Gryphon may issue an additional $5 million (for a total of $10 million) under its ATM program if the incremental $5 million amount is used exclusively to pay or otherwise satisfy bona fide liabilities and accounts payable of Gryphon; or (ii) enter into any agreement with respect to the voting of any of its capital stock;

•        authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (i) as set forth in Gryphon’s disclosure schedule and (ii) any other capital expenditures not to exceed $100,000 in the aggregate;

•        transfer, sell, lease, sublease, assign or otherwise dispose of any assets, securities or property, other than (A) sales or dispositions of inventory in the ordinary course of business consistent with past practice or transfers, sales, leases, subleases, assignments or other dispositions of assets or property (other than inventory) in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate; or (B) transactions (1) solely among Gryphon and its wholly owned subsidiaries or (2) solely among Gryphon’s wholly owned subsidiaries;

•        make any loans, advances or capital contributions to any other person;

•        terminate, suspend, abrogate, amend or modify any material permit in a manner material and adverse to Gryphon and its subsidiaries, taken as a whole;

•        sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to non-exclusive licenses or sublicenses granted to third parties in the ordinary course of business consistent with past practice), abandon, allow to lapse or otherwise fail to take any action necessary to maintain, enforce or protect any material patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by Gryphon or any of its subsidiaries;

•        form any subsidiary or enter into any new line of business;

•        incur any liability or obligation in excess of $100,000 in the aggregate, other than (A) ordinary course administrative costs and expenses and expenses incurred in connection with the Closing, including legal or accounting costs or (B) in the ordinary course of business consistent with past practice pursuant to the terms of any contract in effect as of the date of the Merger Agreement;

•        create or incur any lien (except for a permitted lien and any other liens created or incurred in connection with any indebtedness permitted to be incurred or established as described herein) on any material asset or property;

•        (i) acquire any fee interest in any real property; (ii) enter into any lease, sublease, license or other agreement relating to real property, other than in the ordinary course of business consistent with past practice; or (iii) amend, renew, extend, modify or terminate any real property lease (other than terminations or notices of termination due to the expiration of the stated term thereof) or intentionally waive, release or assign any material right or claim under any real property lease;

•        (i) enter into any material contract (including by amendment); (ii) terminate, renew, extend or amend in any material respect any material contract or waive any material right thereunder, other than in the ordinary course of business consistent with past practice; or (iii) enter into, terminate, renew, extend or amend or waive any right under any contract with any related party;

•        except as required by applicable law the terms of any employee plan as in effect as of the date the Merger Agreement, (i) adopt, amend, establish or terminate any employee plan; (ii) grant, amend or pay any change in control, retention or severance to (or amend any existing arrangement with) any current or former director, officer, employee or individual independent contractor or other service provider of Gryphon or its subsidiaries (referred to together as “service providers”); (iii) grant or amend any long-term cash, equity or equity-based awards to or discretionarily accelerate the vesting or payment of any such awards held by, any service provider; (iv) increase the compensation, bonus or other benefits payable to any service provider; (v) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any employee plan; or (vi) hire any service provider;

•        waive, release, amend or fail to enforce the material restrictive covenant obligations of any current or former service provider;

•        make any material change in any method of accounting or accounting principles or practice, except for any such change required by U.S. GAAP or Regulation S-K under the Exchange Act, as approved by Gryphon’s independent public accountants;

•        (i) make or change any material tax election, (ii) change any annual tax accounting period, (iii) adopt or change any material method of tax accounting, (iv) enter into any material closing agreement with respect to taxes, (v) enter into any tax sharing agreement, (vi) surrender or allow to expire any right to claim a refund of taxes, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes or (viii) settle or surrender any material tax claim, audit or assessment;

•        settle or compromise or propose to settle or compromise, any claim, action, suit, investigation or proceeding, pending or threatened and involving or against Gryphon or any of its subsidiaries;

•        enter into any transaction between Gryphon or any of its subsidiaries, on the one hand and any of Gryphon’s affiliates (other than itself and its subsidiaries), on the other hand;

•        write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be consistent with Gryphon’s financial accounting policies and procedures and U.S. GAAP as determined in consultation with such party’s outside auditor;

•        (i) enter into any collective bargaining agreement or other contract or arrangement with any Labor Organization or (ii) recognize or certify any labor organization or group of employees as the bargaining representative for any service provider; (iii) waive, release, amend or fail to enforce the restrictive covenant obligations of any service provider; (iv) announce or engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act; or (v) implement any program or policy in the United States covering service providers that promotes diversity, equity and/or inclusion;

•        issue, sell or otherwise incur any indebtedness for borrowed money of Gryphon or any of its subsidiaries (or assume or guarantee any such indebtedness for which another person is the primary obligor (other than Gryphon or any of its wholly owned subsidiaries)), except for indebtedness that is outstanding as of the date of the Merger Agreement; or

•        agree, commit or publicly propose to do any of the foregoing.

No Solicitation by Gryphon

From the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, Gryphon will not and will cause its subsidiaries and controlled affiliates and its and their respective officers, directors and employees not to and will use reasonable best efforts to cause its and their other representatives not to, directly or indirectly:

•        solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information) or knowingly encourage or induce the submission of any Gryphon Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal;

•        enter into or participate in any discussions or negotiations with, furnish any information relating to Gryphon or any of its subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Gryphon or any of its subsidiaries to, otherwise cooperate in any way with or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any third party that Gryphon knows or would reasonably be expected to know, is actively evaluating, seeking to make or has made, a Gryphon Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal;

•        except as required by the duties of the Gryphon Board under applicable law (as determined by the Gryphon Board in good faith, after consultation with Gryphon’s outside legal advisors), waive, terminate, modify or release any third party (other than ABTC and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation;

•        effectuate any Gryphon Recommendation Change (as defined herein);

•        take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Indiana, including Section 203 of the DGCL, inapplicable to any third party or any Gryphon Acquisition Proposal; or

•        resolve, propose or agree to do any of the foregoing.

A Gryphon Acquisition Proposal means (i) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Gryphon or any of its subsidiaries with respect to assets that, taken together, constitute more than 15% of Gryphon’s consolidated assets, (ii) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Gryphon Common Stock or securities of Gryphon representing more than 15% of the voting power of Gryphon or (iii) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned subsidiary of Gryphon), directly or indirectly, in one or more transactions, assets or businesses of Gryphon or its subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Gryphon, in each case, other than the transactions contemplated under the Merger Agreement.

In addition, Gryphon must and must cause its subsidiaries and controlled affiliates and must direct its other representatives, to (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Gryphon Acquisition Proposal and (ii) instruct any such third party (or its agents or advisors) in possession of confidential, non-public information or documents or material incorporating non-public information about Gryphon to return or destroy all such information and terminate access to any virtual data room established for or used in connection with any actual or potential Gryphon Acquisition Proposal.

Notwithstanding these restrictions, the Merger Agreement provides that, if, at any time prior to the receipt of the Gryphon Stockholder Approval by the Gryphon stockholders at the Special Meeting (and in no event after receipt of such approval), the Gryphon Board receives a bona fide written Gryphon Acquisition Proposal made after the date of the Merger Agreement that did not result from any breach of Gryphon’s non-solicitation obligations set forth in the Merger Agreement, the Gryphon Board (or a duly appointed committee thereof) may, if the Gryphon Board determines in good faith, after consultation with Gryphon’s financial advisor and outside legal counsel and based on the information then available to it, that (i) such Gryphon Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such actions would be inconsistent with the Gryphon Board’s fiduciary duties under applicable law, then Gryphon and its representatives may (a) engage in negotiations or discussions with such third party; (b) furnish to such third party and its representatives non-public information relating to Gryphon or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to Gryphon than those contained in the confidentiality agreement entered into between Gryphon and ABTC (a copy of which must be provided substantially concurrently or as promptly as practicable (but in any event not more than twenty four (24) hours) following its execution to ABTC for informational purposes); provided that all such non-public information (to the extent that such information has not been previously provided or made available to ABTC) is provided or made available to ABTC, as the case may be, substantially concurrently or as promptly as practicable (but in any event not more than twenty four (24) hours) following the time it is provided or made available to such third party; and (c) following receipt of any such Superior Proposal, effectuate a Gryphon Recommendation Change.

Nothing contained in the Merger Agreement prevents the Gryphon Board from (1) complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to a Gryphon Acquisition Proposal or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (each of which will not constitute a Gryphon Recommendation Change); (2) making any required disclosure to Gryphon stockholders if the Gryphon Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; or (3) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that (a) if any such compliance, statement or disclosure does not reaffirm the Gryphon Recommendation, it will be deemed a Gryphon Recommendation Change and (b) any Gryphon Recommendation Change involving or relating to a Gryphon Acquisition Proposal may only be made in accordance with the provisions of Gryphon’s non-solicitation obligations under the Merger Agreement.

The Merger Agreement also requires Gryphon to first deliver written notice to ABTC advising ABTC that Gryphon intends to engage in negotiations or discussions with a third party. In addition, Gryphon must notify ABTC promptly and in any event within twenty-four (24) hours of receipt, of any Gryphon Acquisition Proposal (including material modifications thereto) or any related request for information or for access to the business, officers, directors, employees, properties, assets, books or records of Gryphon or any of its subsidiaries by any third party that, to the knowledge of Gryphon or the Gryphon Board is considering making or has made a Gryphon Acquisition Proposal. The notice must be provided in writing and must (i) identify the relevant third party, (ii) to the extent known, summarize the material terms and conditions of, any such Gryphon Acquisition Proposal, indication or request (including any material changes thereto) and (iii) if applicable, include an unredacted copy of such Gryphon Acquisition Proposal.

For purposes of the Merger Agreement, a “Superior Proposal” means any bona fide, written Gryphon Acquisition Proposal (other than a Gryphon Acquisition Proposal that has resulted from a violation of Gryphon’s non-solicitation obligations under the Merger Agreement) (with all references to “15%” in the definition of Gryphon Acquisition Proposal being deemed to be references to “50%”) on terms that the Gryphon Board determines in good faith, after consultation with its financial advisors and outside legal counsel and taking into account all the terms and conditions of the Gryphon Acquisition Proposal that the Gryphon Board considers to be appropriate (including the identity of the third party making the Gryphon Acquisition Proposal and the expected timing and likelihood of the Closing, any governmental or other approval requirements, conditions to the Closing and availability of necessary financing), would result in a transaction (i) that, if closed, is more favorable to Gryphon and its stockholders from a financial point of view than the Mergers (taking into account any proposal by ABTC to amend the terms of the Merger Agreement or any other proposal ABTC may make in response to such Gryphon Acquisition Proposal); (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the third party, any approval requirements and all other financial, regulatory, legal and other aspects of such Gryphon Acquisition Proposal; and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Gryphon Board.

Gryphon Recommendation Change

Under the terms of the Merger Agreement, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, subject to the exceptions described below, neither the Gryphon Board nor any committee thereof will:

•        fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to ABTC, the Gryphon Board’s recommendation, as described herein, that Gryphon’s stockholders vote in favor of the Proposals (which recommendation is referred to in this section as the “Gryphon Recommendation”);

•        fail to include the Gryphon Recommendation in this proxy statement/prospectus;

•        recommend, adopt or approve any Gryphon Acquisition Proposal or propose publicly or otherwise to recommend, adopt or approve any Gryphon Acquisition Proposal or resolve to take any such action;

•        enter into or approve, recommend or declare advisable for Gryphon or any of its subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Gryphon Acquisition Proposal (other than a confidentiality agreement with third parties described above);

•        (a) fail to publicly recommend against any Gryphon Acquisition Proposal or (b) fail to publicly reaffirm the Gryphon Recommendation, in the case of the foregoing, within three (3) business days after ABTC so requests in writing following the public disclosure of any Gryphon Acquisition Proposal; provided that ABTC is not entitled to make such request and Gryphon is not required to make any such reaffirmation, more than three (3) times with respect to any particular Gryphon Acquisition Proposal; or

•        subject to the exceptions described below, fail to recommend against any Gryphon Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Gryphon stockholders) within ten (10) business days after the commencement of such tender offer or exchange (any action in the bullets above is referred to as a Gryphon Recommendation Change).

Notwithstanding the foregoing restrictions, if Gryphon receives a bona fide written Gryphon Acquisition Proposal that did not result or arise out of material breach of the Merger Agreement and the Gryphon Board determines in good faith, after consultation with Gryphon’s financial advisors and outside legal counsel, that the Gryphon Acquisition Proposal is a Superior Proposal, then the Gryphon Board may make a Gryphon Recommendation Change, but only if:

•        the Gryphon Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Gryphon Board to Gryphon’s stockholders under applicable law;

•        Gryphon promptly notifies ABTC, in writing at least four business days before taking such action, that Gryphon intends to take such action and the notice attaches in unredacted form the most current version of any proposed agreement, the identity of the offeror and a copy of any financing commitments;

•        if requested by ABTC, during this four business day period, Gryphon and its representatives discuss and negotiate in good faith with ABTC regarding any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal ABTC may make) so that the Gryphon Acquisition Proposal would cease to constitute a Superior Proposal; and

•        after such four business day period, the Gryphon Board determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal made by ABTC), that the Gryphon Acquisition Proposal continues to constitute a Superior Proposal.

In addition, prior to receipt of the Gryphon Stockholder Approval (and in no event after such time), the Gryphon Board may, in response to an intervening event, effect a Gryphon Recommendation Change, but only if (i) the Gryphon Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (ii) it has notified ABTC in writing at least four business days before taking such action that it intends to effect a Gryphon Recommendation Change, (iii) if requested by ABTC, during such four business day period, Gryphon and its representatives have negotiated in good faith with ABTC regarding any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal ABTC may make) so that a Gryphon Recommendation Change is no longer necessary and (iv) after such four business day period, the Gryphon Board determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by ABTC to amend the terms of the Merger Agreement (or any other proposal made by ABTC), that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

For purposes of the Merger Agreement, an “intervening event” means any material event, change, effect, development or occurrence that was not known or reasonably foreseeable to the Gryphon Board as of or prior to the date of the Merger Agreement, which event, change, effect, development or occurrence thereafter becomes known to the Gryphon Board and is not the result of a breach by Gryphon or its subsidiaries of the Merger Agreement. However, an “intervening event” excludes any event, change, effect, development or occurrence related to (A) any change, in and of itself, in the market price or trading volume of Gryphon Common Stock, (B) Gryphon and its subsidiaries meeting, exceeding or failing to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (C) any Gryphon Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal, (D) any delisting of the Gryphon Common Stock from Nasdaq or any ineligibility of Gryphon to register a primary offering of Gryphon Common Stock on Form S-3 promulgated under the Securities Act, (E) any action taken by ABTC or Gryphon pursuant to the affirmative covenants set forth in the Merger Agreement or the consequences of any such action or (F) the execution, public announcement or pendency of the Merger Agreement or the impact thereof on the relationships of Gryphon and its subsidiaries with customers, suppliers or partners or the Closing.

Notwithstanding (i) any Gryphon Recommendation Change, (ii) the making of any Gryphon Acquisition Proposal or (iii) anything in the Merger Agreement to the contrary, until the termination of the Merger Agreement, (a) in no event may Gryphon or any of its subsidiaries enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Gryphon Acquisition Proposal (other than a confidentiality agreement with third parties described above) and (b) Gryphon will otherwise remain subject to all of its obligations under the Merger Agreement, including the obligation to hold the Special Meeting.

Filing of Registration Statement

Pursuant to the Merger Agreement, Gryphon and ABTC have agreed that, as promptly as practicable after the execution of the Merger Agreement, Gryphon will prepare (with ABTC’s reasonable cooperation) and file with the SEC mutually acceptable materials that include this proxy statement/prospectus to be filed with the SEC as part of the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) and sent to the stockholders of Gryphon in connection with the Special Meeting and Gryphon will prepare (with ABTC’s reasonable cooperation) and file with the SEC the Registration Statement in connection with the registration under the Securities Act of the Class A Common Stock that constitutes the Class A Merger Consideration.

Gryphon and ABTC have agreed to use reasonable best efforts to cause this proxy statement/prospectus and the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement.

Gryphon has also agreed to use its reasonable best efforts to obtain all necessary state securities law or governmental authorizations required to carry out the transactions contemplated by the Merger Agreement and ABTC has agreed to furnish all information concerning ABTC and its subsidiaries and any of their respective holders of equity securities as may be reasonably requested in connection with any such action.

Each of Gryphon and ABTC has also agreed to furnish to the other party all information concerning itself and its subsidiaries, officers, directors, managers and equity holders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with this proxy statement/prospectus or the Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by the Merger Agreement or any other statement, filing, notice or application made by or on behalf of Gryphon, ABTC or any of their respective subsidiaries to any regulatory authority or to Nasdaq in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Efforts to Obtain Stockholder Approvals

Gryphon has agreed, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to cause this proxy statement/prospectus to be disseminated to stockholders of Gryphon in compliance with applicable law; give notice of and convene and hold the Special Meeting in accordance with Gryphon’s organizational documents and Nasdaq Listing Rule 5620(b) for a date no later than thirty (30) business days following the date the Registration Statement is declared effective; and solicit proxies from the holders of Gryphon Common Stock to vote in favor of each of the Proposals.

Gryphon has agreed (i) through the Gryphon Board, to recommend to Gryphon stockholders that they vote for the Proposals and (ii) to use its reasonable best efforts to take or cause to be taken, all such actions and to do or cause to be done all such things necessary on its part to cause the Proposals to be approved at the Special Meeting.

ABTC has agreed, as promptly as reasonably practicable after the Registration Statement becomes effective under the Securities Act (and in any event within three business days), to use its reasonable best efforts to obtain the ABTC Written Consent of the requisite stockholders of ABTC or, in the event that ABTC is not able to obtain the ABTC Written Consent, to promptly convene a meeting of ABTC’s stockholders, solely for the purpose of voting on the adoption of the Merger Agreement and approving the transactions contemplated by the Merger Agreement. If the ABTC Stockholder Approval is obtained, then as promptly as reasonably practicable following the receipt of the ABTC Written Consent, ABTC will prepare and deliver to its stockholders who have not so consented the notice required by Sections 228(e) (if applicable) and 262 of the DGCL.

Efforts to Obtain Regulatory Approval

Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC have each agreed to:

•        use its reasonable best efforts to take or cause to be taken, all actions and to do or cause to be done and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Mergers and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Mergers or any of the other transactions contemplated by the Merger Agreement;

•        if required, make an appropriate and complete filing of a Notification and Report Form under the HSR Act with the FTC and the antitrust division of the DOJ as promptly as practicable after the date of the Merger Agreement;

•        make all other required filings and applications with respect to other applicable laws as promptly as practicable; and

•        not extend any waiting period under the HSR Act or other applicable antitrust laws or enter into any agreement with the FTC, the antitrust division of the DOJ or any other governmental authority with respect to the transactions contemplated by the Merger Agreement, except with the prior written consent of the other party (which will not be unreasonably withheld, conditioned or delayed; provided that it will not be unreasonable to withhold, condition or delay consent with respect to any action, restriction or condition that, individually or in the aggregate, would or would reasonably be expected to be materially adverse to Gryphon, the Surviving Company and their respective subsidiaries, taken as a whole).

•        Gryphon and ABTC each have responsibility for their respective filing fees associated with filings pursuant to the HSR Act and all other antitrust and other regulatory filings with any governmental authority.

In addition and subject to applicable law, each of Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC will and will cause their respective subsidiaries to:

•        promptly notify the other party of any communication from the FTC, the antitrust division of the DOJ, any state attorney general or any other governmental authority concerning the Merger Agreement or the transactions contemplated by the Merger Agreement to that party and permit the other party to review in advance any proposed communication to any of the foregoing;

•        consult with the other party prior to participating in any meeting, telephone call or discussion with any governmental authority with respect to any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated by the Merger Agreement and provide the other party the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent permitted by the governmental authority;

•        furnish the other party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its representatives, on the one hand and any governmental authority or members of their respective staffs, on the other hand, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement and provide a reasonable opportunity to the other party to comment on letters, presentations, whitepapers and other substantive communications to the governmental authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications; and

•        use reasonable best efforts to take or cause to be taken, all actions and to do or cause to be done and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to make an appropriate and complete filing of a Notification and Report Form under the HSR Act with the FTC and the antitrust division of the DOJ as promptly as practicable after the date of the Merger Agreement.

Indemnification, Exculpation and Insurance

From and after the Closing, the Combined Company will and will cause the Surviving Company to (i) indemnify and hold harmless each present and former director or officer of ABTC, Gryphon and their respective subsidiaries and will advance expenses as incurred, in each case to the same extent (subject to applicable law), as such persons are indemnified as of the date of the Merger Agreement by ABTC, Gryphon and their respective subsidiaries, as applicable; and (ii) reasonably cooperate in the defense of any such matter until it is determined that such person is not eligible for indemnification.

For a period of six (6) years after the Closing, the Combined Company will and will cause the Surviving Company to, maintain in effect the policies of directors’ and officers’ liability insurance maintained by ABTC and Gryphon as of the Closing with respect to claims arising from facts or events that occurred at or before the Closing; provided, however, that neither the Combined Company nor the Surviving Company (as defined in the Merger Agreement) will be obligated to expend for any annual period an amount in excess of 300% of the current annual premium paid as of the date of the Merger Agreement by ABTC or Gryphon, as applicable, for such insurance. In lieu of the foregoing, ABTC and Gryphon may obtain at or prior to the Closing a six (6)-year “tail” insurance under ABTC’s or Gryphon’s, as applicable, respective current insurance providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap described in the preceding sentence.

Certain Tax Matters

Each of ABTC and Gryphon have agreed to use its reasonable best efforts (i) to cause the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code with respect to which Gryphon and ABTC will each be a party to the reorganization within the meaning of Section 368(a) of the Code and (ii) not to and to cause its respective subsidiaries or affiliates not to, take or cause to be taken any action reasonably likely to cause the Mergers, taken together, to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Captus Agreement

Pursuant to the Merger Agreement (including the related disclosure schedule of ABTC), Gryphon has agreed to, as promptly as practicable following the date of the Merger Agreement, take all necessary action to (i) terminate (or cause to be terminated) the Captus Agreement or (ii) assign and transfer (or cause to be assigned and transferred) all of Gryphon’s and its subsidiaries’ rights and obligations under the Captus Agreement to an unaffiliated third party, in each case, with no further obligation or liability of Gryphon or any of its subsidiaries under or in respect of the Captus Agreement.

Gryphon has also agreed that neither Gryphon nor any of its subsidiaries will take any action (or refrain from taking any action) under the terms of the Captus Agreement except as may reasonably be required in connection with or in furtherance of the termination or assignment and transfer described above.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including those relating to the following.

Access to Information; Confidentiality

Each of Gryphon and ABTC have agreed to grant the other party access to certain information from the date of the Merger Agreement to the earlier of the Closing or the termination of the Merger Agreement, subject to confidentiality restrictions.

Nasdaq Listing Matters

Gryphon has agreed to take all necessary actions to cause the shares of Class A Common Stock issuable in connection with the Mergers to be approved for listing on the Nasdaq no later than the First Effective Time (subject to official notice of issuance), including by submitting a related initial listing application with Nasdaq prior to the Closing. ABTC has agreed to cooperate in connection with such actions.

Gryphon has also agreed to use reasonable best efforts to maintain its listing on the Nasdaq prior to the Closing and to notify ABTC of any notice Gryphon receives that it has failed to satisfy any Nasdaq listing requirement or any other material communication from Nasdaq in respect thereof.

Gryphon At-The-Market Offering

Gryphon and ABTC have agreed that, within a reasonable time following the initial filing of the Registration Statement with the SEC, Gryphon will file with the SEC a Current Report on Form 8-K containing such material information from the Registration Statement as is required to enable Gryphon’s use of its ATM facility as permitted by the terms of the Merger Agreement.

Name and Ticker

Each of Gryphon and ABTC have agreed to cooperate to change the Combined Company’s name to “American Bitcoin Corp.” and ticker symbol to “ABTC” effective as of the Closing.

Gryphon Reverse Stock Split

Gryphon has agreed to use its reasonable efforts to, as promptly as practicable, convene a special meeting of Gryphon stockholders for the purpose of approving a reverse split of all issued and outstanding shares of Gryphon Common Stock, at a reverse stock split ratio in the range of 1:2 to 1:40, as mutually agreed to by Gryphon and ABTC (referred to as the “Gryphon reverse stock split”) and to solicit proxies from Gryphon stockholders in favor of the Gryphon reverse stock split.

If the Gryphon reverse stock split is approved at such special meeting, then as promptly as practicable following the written request of ABTC at any time prior to the effectiveness of the Proposed Charter, Gryphon has agreed to file an amendment to its certificate of incorporation with the Delaware Secretary of State to effect the Gryphon reverse stock split.

On May 24, 2024, Gryphon stockholders voted to approve the Gryphon reverse stock split, to occur at any time prior to the one-year anniversary date of the date of the meeting, with the exact ratio to be determined by the Gryphon Board.

Release of Certain Liens

Gryphon has agreed to cause certain liens listed in Gryphon’s disclosure schedule and any other liens on the assets of Gryphon that ABTC may reasonably request, to be released and terminated on or prior to the Closing Date and to provide evidence of such releases and terminations to ABTC, in form and substance reasonably satisfactory to ABTC.

Public Announcements

Each of Gryphon and ABTC have agreed to cooperate in connection with public announcements.

Notice of Certain Events

Each of Gryphon and ABTC have agreed to promptly advise the other party in writing of (a) any communication from any person alleging that such person’s consent is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (c) any proceedings commenced or, to its knowledge, threatened against Gryphon or ABTC or their respective subsidiaries that, if pending on the date of the Merger Agreement, would have been required to have been disclosed or that relate to the Closing contemplated by the Merger Agreement, (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse effect or (e) any change, event or fact that such party believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement.

State Takeover Statutes

Each of Gryphon and ABTC have agreed to take certain actions to eliminate or minimize the effects of any anti-takeover statute or regulation applicable to the transactions contemplated by the Merger Agreement.

Section 16(a) Matters

Each of Gryphon and ABTC have agreed to cooperate in connection with the exemption under Rule 16b-3 promulgated under the Exchange Act of the transactions contemplated under the Merger Agreement.

Transaction Litigation

Each of Gryphon and ABTC have agreed to keep the other party reasonably informed regarding any stockholder demands or similar proceedings regarding the transactions contemplated by the Merger Agreement commenced after the date of the Merger Agreement and giving such other party the opportunity to consult with respect to the defense or settlement of such litigation (provided that no such settlement will be agreed without the other party’s prior consent, not to be unreasonably withheld, conditioned or delayed).

Conditions to the Closing

The obligations of the parties to effect the Mergers are subject to the satisfaction or (to the extent permitted by applicable law) waiver, by each of the parties, at or prior to the Closing, of the following conditions:

•        Gryphon having obtained the Gryphon Stockholder Approval and ABTC having obtained the ABTC Stockholder Approval;

•        The Registration Statement having been declared effective under the Securities Act and there being no (i) stop order issued by the SEC suspending the effectiveness of the Registration Statement that remains in effect or (ii) proceeding initiated by the SEC seeking such a stop order that remains pending;

•        All shares of Class A Common Stock to be issued as part of the Class A Merger Consideration having been approved for listing on the Nasdaq, subject to official notice of issuance;

•        Any applicable waiting period under the HSR Act having expired or having been terminated and all other approvals, clearances and expiration of applicable waiting periods (including any voluntary agreement between the parties and any governmental authorities not to effect the Mergers before a certain date) under any applicable antitrust law having been obtained or occurred; and

•        no order issued by any governmental authority of competent jurisdiction preventing the Closing or any of the other transactions contemplated by the Merger Agreement being in effect and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the Closing or any of the other transactions contemplated by the Merger Agreement.

In addition, ABTC’s obligation to effect the Mergers is subject to the satisfaction or (to the extent permitted by applicable law) waiver by ABTC, at or prior to the Closing, of the following conditions.

•        certain representations and warranties of Gryphon in the Merger Agreement related to corporate existence, capitalization and absence of certain changes being true and correct in all respects (subject to only de minimis exceptions) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

•        certain representations and warranties of Gryphon in the Merger Agreement related to non-contravention, capitalization, corporate authorization, SEC filings, anti-takeover statutes and finders’ fees (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•        the other representations and warranties of Gryphon in the Merger Agreement (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Gryphon (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•        Gryphon having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•        since the date of the Merger Agreement, there not having occurred a material adverse effect with respect to Gryphon that is continuing;

•        ABTC having received a certificate executed by an executive officer of Gryphon to the effect that the conditions set forth in the immediately foregoing paragraphs have been satisfied;

•        the Gryphon Common Stock not having been delisted from the Nasdaq;

•        there not having occurred any event, circumstance, development, change or effect that would or would reasonably be expected to result in Gryphon being ineligible to register securities using a registration statement on Form S-3 under the Securities Act immediately following the Closing;

•        Gryphon having terminated, on terms acceptable to ABTC in its sole discretion, all liabilities and obligations of Gryphon and its subsidiaries arising out of, in connection with or in relation to, the Captus Agreement;

•        (i) Gryphon having satisfied or repaid in full its obligations under the New Anchorage Agreements, (ii) Gryphon and its subsidiaries having no continuing liability or obligation under the New Anchorage Agreement, (iii) all liens under the New Anchorage Agreements and any related loan documents having been released and (iv) Gryphon having delivered to ABTC evidence of the release of those liens in a form reasonably satisfactory to ABTC;

•        if requested by ABTC in accordance with the Merger Agreement, Gryphon having effected the Gryphon reverse stock split; and

•        Gryphon and its subsidiaries having satisfied, terminated, canceled and extinguished in full or having set aside reserves of available funds in an aggregate amount sufficient to cause to be satisfied, terminated, canceled or extinguished in full, all outstanding liabilities and accounts payable of Gryphon and its subsidiaries, including certain liabilities described in the disclosure letter of Gryphon.

In addition, Gryphon’s, Merger Sub Inc.’s and Merger Sub LLC’s obligations to effect the Mergers are subject to the satisfaction or (to the extent permitted by applicable law) waiver by Gryphon, at or prior to the Closing, of the following conditions.

•        certain representations and warranties of ABTC in the Merger Agreement related to corporate existence, capitalization and absence of certain changes being true and correct in all respects (subject to only de minimis exceptions) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

•        certain representations and warranties of ABTC in the Merger Agreement related to corporate authorization, non-contravention, anti-takeover statutes and finders’ fees (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification) being true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•        the other representations and warranties of ABTC in the Merger Agreement (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), being true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made on and as of such date, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have, a material adverse effect on ABTC (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty will be true, complete and correct as of such specific date);

•        ABTC having performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

•        since the date of the Merger Agreement, there not having occurred a material adverse effect with respect to ABTC that is continuing; and

•        Gryphon having received a certificate executed by an executive officer of ABTC to the effect that the conditions set forth in the immediately foregoing paragraphs have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the First Effective Time, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•        by mutual written agreement of Gryphon and ABTC;

•        by either ABTC or Gryphon if:

•        any governmental authority of competent jurisdiction has issued a final and nonappealable order permanently enjoining or otherwise prohibiting the Closing;

•        the Gryphon Stockholder Approval is not obtained at the Special Meeting or any adjournment or postponement thereof; or

•        the Mergers have not been consummated on or before the twelve-month anniversary of the Merger Agreement;

•        by ABTC if:

•        Gryphon has effectuated a Gryphon Recommendation Change at any time prior to receipt of the Gryphon Stockholder Approval;

•        a breach of any representation or warranty or failure to perform any covenant or agreement by Gryphon will have occurred that would cause any of the Closing conditions with respect thereto to not be satisfied and such breach or failure to perform is incapable of being cured by the end date or has not been cured within 20 days following written notice to Gryphon from ABTC with respect thereto;

•        the Gryphon Common Stock is delisted from the Nasdaq; or

•        Gryphon becomes ineligible to register securities using a registration statement on Form S-3 under the Securities Act;

•        by Gryphon if:

•        The ABTC Stockholder Approval is not obtained within ten (10) business days after the Registration Statement is declared effective by the SEC; or

•        a breach of any representation or warranty or failure to perform any covenant or agreement by ABTC will have occurred that would cause any of the Closing conditions with respect thereto to not be satisfied and such breach or failure to perform is incapable of being cured by the end date or has not been cured within twenty (20) days following written notice to ABTC from Gryphon with respect thereto.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability or obligation of any party, except in the case of fraud or a willful breach of the Merger Agreement. The provisions of the Merger Agreement relating to effects of termination, non-survival of representations and warranties, notices, definitions, interpretation and construction, severability, counterparts, entire agreement, no third party beneficiaries, certain obligations of Gryphon and ABTC, governing law and venue and waiver of jury trial, assignment, amendment, extension and waiver, non-recourse, fees and expenses, disclosure schedules and SEC document references will continue in effect notwithstanding termination of the Merger Agreement.

Termination Fee

In the event of a termination of the Merger Agreement under certain circumstances relating to alternative transactions, Gryphon may be required to pay a termination fee of $5 million to ABTC, in addition to certain fees and expenses of ABTC incurred in connection with the transactions contemplated by the Merger Agreement.

Gryphon would be required to pay ABTC the termination fee described above if the Merger Agreement is terminated (i) by ABTC prior to receipt of the Gryphon Stockholder Approval at the Special Meeting as a result of a Gryphon Recommendation Change or (2) by either party if the Gryphon Stockholder Approval at the Special Meeting is not obtained and, at the time of termination, the Merger Agreement was terminable under clause (i) above.

Furthermore, Gryphon would be required to pay ABTC the termination fee described above if (i) the Gryphon Stockholder Approval at the Special Meeting is not obtained, (ii) prior to such vote, a Gryphon Acquisition Proposal was publicly disclosed or announced or made known to Gryphon’s management or the Gryphon Board and was not withdrawn within five (5) business days of the Special Meeting, (iii) the Merger Agreement is terminated by either party and (iv) within twelve (12) months after such termination, Gryphon consummates a transaction relating to any Gryphon Acquisition Proposal or enters into an agreement relating to any Gryphon Acquisition Proposal (and such Gryphon Acquisition Proposal is subsequently consummated). For the purposes of this paragraph, references to “15%” in the definition of Gryphon Acquisition Proposal described above will be replaced by “50%.”

If the Merger Agreement is terminated in circumstances where the termination fee described above is payable, then Gryphon will also be required to pay ABTC all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of ABTC in connection with the transactions contemplated by the Merger Agreement, including legal, accounting and other advisory fees and expenses.

Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such costs and expenses.

Amendments, Extensions and Waivers

Subject to compliance with applicable law, the Merger Agreement may be amended upon consent by all of the parties, by action taken or authorized by their respective boards of directors, at any time before or after the Gryphon Stockholder Approval at the Special Meeting or the effectiveness of the Merger Sub Inc. stockholder consent, Merger Sub LLC member consent or the ABTC Stockholder Approval. However, after any such approval, any amendment of the Merger Agreement that requires further approval of the equityholders of Gryphon, ABTC, Merger Sub Inc. or Merger Sub LLC will be effective only with the approval of such equityholders.

At any time prior to the First Effective Time, ABTC and Gryphon (on behalf of itself, Merger Sub Inc. or Merger Sub LLC) may (i) extend the time for performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement and (iii) waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement.

No Third-Party Beneficiaries

The respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other parties thereunder, in accordance with and subject to the terms of the Merger Agreement and the Merger Agreement is not intended to and does not, confer upon any person other than the parties thereto any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth therein, except for the directors and officers of Gryphon, ABTC and their subsidiaries.

Specific Performance

Pursuant to the Merger Agreement, Gryphon, Merger Sub Inc. and Merger Sub LLC have agreed that, prior to the termination of the Merger Agreement, ABTC will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of terms and provisions of the Merger Agreement in any court, without proof of actual damages, this being in addition to any other remedy to which ABTC is entitled at law or in equity. Gryphon, Merger Sub Inc. and Merger Sub LLC have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Gryphon, Merger Sub Inc. and Merger Sub LLC have also irrevocably waived any right they may have to require ABTC to obtain, furnish or post any bond or similar instrument in connection with or as a condition to ABTC obtaining any remedy pursuant to its specific performance rights under the Merger Agreement.

AGREEMENTS RELATED TO THE MERGER AGREEMENT

This section describes the material provisions of certain additional agreements entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of these Related Agreements. Gryphon stockholders and other interested parties are urged to read such agreements in their entirety.

ABTC Support Agreement

Concurrently with the execution of the Merger Agreement, ABH, an ABTC stockholder and wholly owned subsidiary of Hut 8, entered into the ABTC Support Agreement with respect to all shares of ABTC Common Stock owned of record or beneficially by ABH as of May 9, 2025, which are referred to in this subsection, together with any additional shares or other voting securities of ABTC of which ABH acquires beneficial ownership after May 9, 2025, as the “covered ABTC shares.”

As of the date of this proxy statement/prospectus, ABH holds approximately 80.0% of the aggregate voting power of the issued and outstanding shares of ABTC Common Stock.

Agreement to Vote

Subject to the terms and conditions set forth in the ABTC Support Agreement, until the earlier of (i) receipt of the ABTC Stockholder Approval and (ii) termination of the ABTC Support Agreement, ABH has agreed to:

•        appear at each meeting of the stockholders of ABTC or any adjournment or postponement thereof or in connection with any written consent of the stockholders of ABTC, to vote on any matter contemplated by the ABTC Support Agreement and to cause its covered ABTC shares to be counted as present thereat for purposes of calculating a quorum; and

•        vote its covered ABTC shares in favor of (i) the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including by delivering the ABTC Written Consent within three business days after the Registration Statement becomes effective under the Securities Act, (ii) adoption and approval of any other proposals as (A) the SEC may indicate necessary in its comments to the Registration Statement or (B) reasonably agreed by Gryphon and ABTC to be necessary or appropriate in connection with the transactions and (iii) the approval of any proposal to adjourn the ABTC stockholder meeting to a later date, if there are not sufficient affirmative votes to obtain the required ABTC vote to approve any of the foregoing on the date on which such meeting is held; and against (I) any proposal with respect to ABTC in opposition to or in competition with, the Mergers and the transactions contemplated by the Merger Agreement and (II) any other action, agreement or transaction reasonably expected to impede, interfere with, delay, postpone or discourage the Mergers.

Transfer Restrictions

Subject to the terms and conditions set forth in the ABTC Support Agreement, until the earlier of (i) receipt of the ABTC Stockholder Approval and (ii) termination of the ABTC Support Agreement, ABH has agreed not to:

•        sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of ABH’s covered ABTC shares or any interest in those shares;

•        enter into any contract, option, put, call or other arrangement or understanding with respect to any transfer of any of ABH’s covered ABTC shares or any interest in those shares;

•        create a lien on any of ABH’s covered ABTC shares or any interest in those shares;

•        grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of ABH’s covered ABTC shares or any interest in those shares; or

•        take any intentional action that would prevent ABH from performing its obligations under the ABTC Support Agreement.

However, the foregoing restrictions do not prohibit the transfer of the covered ABTC shares to any parent, subsidiary or affiliate under common control with ABH or to a partner or member of ABH. As a precondition to any such non-prohibited transfer, the transferee must execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in the ABTC Support Agreement.

Other Restrictions

Subject to the terms and conditions set forth in the ABTC Support Agreement, ABH has agreed not to commence, join in, facilitate, assist or encourage and has agreed to take all actions necessary to opt out of any class in any class action with respect to any proceeding (a) challenging the validity of any provision of the ABTC Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the ABTC Support Agreement or the Merger Agreement.

Termination

The ABTC Support Agreement will terminate upon the earlier to occur of the First Effective Time and the termination of the Merger Agreement in accordance with its terms.

Gryphon Support Agreements

Certain Gryphon stockholders who in the aggregate owned approximately 19.29% of the outstanding shares of Gryphon Common Stock as of May 9, 2025 have entered into Gryphon Support Agreements with ABTC, pursuant to which such stockholders have, among other things, agreed to vote in favor of the Proposals and certain other matters at any meeting of Gryphon’s stockholders (or any adjournment or postponement thereof), subject to the terms of such agreements, as described herein.

Gryphon Support Agreements (D&Os)

Concurrently with the execution of the Merger Agreement, each of Steve Gutterman, Simeon Saltzman, Eric Gallie, Jimmy Vaiopoulos, Brittany Kaiser, Jessica Billingsley, Heather Cox, Dan Grigorin and Robby Chang — each of whom is a director or executive officer of Gryphon — entered into the Gryphon D&O Support Agreements with respect to all shares of Gryphon Common Stock owned of record or beneficially by such director or executive officer of Gryphon as of May 9, 2025, which are referred to in this subsection, together with any additional shares or other voting securities of Gryphon of which such directors and executive officers of Gryphon acquire beneficial ownership, as covered Gryphon shares. As of May 9, 2025, the directors and executive officers of Gryphon party to the Gryphon D&O Support Agreements held in the aggregate approximately 7.86% of the issued and outstanding Gryphon Common Stock.

Agreement to Vote

Subject to the terms and conditions set forth in the Gryphon D&O Support Agreement, until the earlier of (i) receipt of the Gryphon Stockholder Approval and (ii) termination of the Gryphon D&O Support Agreements, each of the directors and executive officers of Gryphon party thereto has agreed to:

•        appear at each meeting of the stockholders of Gryphon or any adjournment or postponement thereof, to vote on any matter contemplated by the Gryphon Support Agreements with Gryphon’s directors and officers and to cause their respective covered Gryphon shares to be counted as present thereat for purposes of calculating a quorum; and

•        vote their respective covered Gryphon shares in favor of (i) approving the Mergers and any actions related directly thereto, including (A) the Stock Issuance Proposal, (B) the Charter Proposal and (C) the Plan Amendment Proposal; (ii) adoption and approval of any other proposals as (A) the SEC may indicate necessary in its comments to the Registration Statement or (B) reasonably requested by ABTC or reasonably agreed by Gryphon and ABTC to be necessary or appropriate in connection with the Mergers; and (iii) the approval of any proposal to adjourn the Gryphon stockholder meeting to a later date, if there are not sufficient affirmative votes to obtain the required Gryphon vote to approve any of the foregoing on the date on which such meeting is held; and against (I) any Gryphon Acquisition Proposal or any other proposal in opposition to or in competition with, the Mergers and the transactions contemplated by the Merger Agreement and (II) any other action, agreement or transaction reasonably expected to impede, interfere with, delay, postpone or discourage the Mergers.

Transfer Restrictions

Subject to the terms and conditions set forth in the Gryphon D&O Support Agreements, until the earlier of (i) receipt of the Gryphon Stockholder Approval and (ii) termination of the Gryphon D&O Support Agreements, each of the directors and executive officers of Gryphon party thereto has agreed not to:

•        sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of his or her covered Gryphon shares or any interest in those shares;

•        enter into any contract, option, put, call or other arrangement or understanding with respect to any transfer of his or her covered Gryphon shares or any interest in those shares;

•        create a lien on any of his or her covered Gryphon shares or any interest in those shares;

•        grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of his or her covered Gryphon shares or any interest in those shares; or

•        take any intentional action that would prevent him or her from performing his or her obligations under the applicable Gryphon D&O Support Agreement.

However, the foregoing restrictions do not prohibit transfers of the covered Gryphon shares (i) to a member of the stockholder’s immediate family, (ii) to a trust for the sole benefit of the stockholder or any member of the stockholder’s immediate family or (iii) upon the death of the stockholder. As a precondition to any such non-prohibited transfer, the transferee must execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in the Gryphon D&O Support Agreements.

Other Restrictions

Subject to the terms and conditions set forth in the Gryphon D&O Support Agreements, until the earlier of (i) receipt of the Gryphon Stockholder Approval and (ii) termination of the Gryphon D&O Support Agreements, each of Gryphon’s directors and executive officers party thereto has agreed:

•        to immediately cease and cause his or her representatives to immediately cease, any discussions or negotiations that may be ongoing with respect to any Gryphon Acquisition Proposal or any proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal; and

•        not to, directly or indirectly or to authorize or permit any of his or her representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage or induce or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes or would be reasonably expected to lead to, a Gryphon Acquisition Proposal, (ii) engage in any discussions or negotiations regarding any Gryphon Acquisition Proposal or (iii) execute any legally binding Merger Agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Gryphon Acquisition Proposal.

Furthermore, each of Gryphon’s directors and executive officers party to the Gryphon D&O Support Agreements has agreed not to commence, join in, facilitate, assist or encourage and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any proceeding (i) challenging the validity of any provision of the Gryphon D&O Support Agreements or (b) alleging a breach of any fiduciary duty of any person in connection with the Gryphon D&O Support Agreements or the Merger Agreement.

Termination

The Gryphon D&O Support Agreements will terminate upon the earliest to occur of the following:

•        the First Effective Time;

•        a Gryphon Recommendation Change to the extent permitted by and subject to the applicable terms and conditions of the Merger Agreement; and

•        the termination of the Merger Agreement in accordance with its terms.

Gryphon Support Agreement (Anchorage)

Concurrently with the execution of the Merger Agreement, Anchorage, a Gryphon stockholder, entered into a voting and support agreement with ABTC (the “Gryphon Anchorage Support Agreement”) with respect to all shares of Gryphon Common Stock owned of record or beneficially by Anchorage as of May 9, 2025, which are referred to in this subsection, together with any additional shares or other voting securities of Gryphon of which Anchorage acquires beneficial ownership, as covered Gryphon shares. As of May 9, 2025, Anchorage held approximately 11.42% of the issued and outstanding shares of Gryphon Common Stock.

Agreement to Vote

Subject to the terms and conditions set forth in the Gryphon Anchorage Support Agreement, until the earliest of (i) receipt of the Gryphon stockholder approval, (ii) a Gryphon Recommendation Change and (iii) the Voting Covenant Expiration Date, Anchorage has agreed to:

•        appear at each meeting of the stockholders of Gryphon or adjournment or postponement thereof, to vote on any matter contemplated by the Gryphon Anchorage Support Agreement and to cause its covered Gryphon shares to be counted as present thereat for purposes of calculating a quorum; and

•        vote its respective covered Gryphon shares in favor of (i) the adoption of the transactions contemplated by the Merger Agreement and any actions related directly thereto, including (A) the Stock Issuance Proposal, (B) the Charter Proposal and (C) the Plan Amendment Proposal; (ii) adoption and approval of any other proposals as (A) the SEC may indicate necessary in its comments to the Registration Statement or (B) reasonably requested by ABTC or reasonably agreed by Gryphon and ABTC to be necessary or appropriate in connection with the Mergers; and (iii) the approval of any proposal to adjourn the Gryphon stockholder meeting to a later date, if there are not sufficient affirmative votes to obtain the required Gryphon vote to approve any of the foregoing on the date on which such meeting is held; and against any other action, agreement or transaction reasonably expected to impede, interfere with, delay, postpone or discourage the Mergers.

Prior to the Voting Covenant Expiration Date, Anchorage has agreed not to enter into any agreement or understanding with any person with respect to the covered Gryphon shares, including to vote or give instructions, in any manner inconsistent with the foregoing or otherwise take any intentional action that would (or would reasonably be expected to) prevent Anchorage from performing its obligations under the Gryphon Anchorage Support Agreement. Notwithstanding the foregoing, Anchorage is not required to vote in favor of or support any action that has an adverse impact upon Anchorage’s rights under any of the New Anchorage Agreements.

Transfer Restrictions

Subject to the terms and conditions set forth in the Gryphon Anchorage Support Agreement, until the Voting Covenant Expiration Date, Anchorage has agreed not to sell, transfer, distribute, gift or otherwise dispose of any of Anchorage’s covered Gryphon shares or any interest in those shares, unless the transferee executes an agreement that contains the same substantive covenants regarding voting and transfer as are contained in the Gryphon Anchorage Support Agreement.

Other Restrictions

Subject to the terms and conditions set forth in the Gryphon Anchorage Support Agreement with Anchorage, until the Voting Covenant Expiration Date, Anchorage has agreed:

•        to immediately cease and cause its respective representatives acting on its behalf or at its direction with respect to the Mergers to immediately cease, any discussions or negotiations that may be ongoing with respect to any Gryphon Acquisition Proposal or any proposal that would reasonably be expected to lead to a Gryphon Acquisition Proposal; and

•        not to, directly or indirectly and not to authorize or permit any of its representatives acting on its behalf or at its direction to, directly or indirectly, (i) except as reasonably required to comply with applicable law, solicit, initiate or knowingly encourage or induce or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes or would be reasonably expected to lead to, a Gryphon Acquisition Proposal, (ii) knowingly engage in any discussions or negotiations regarding any

Gryphon Acquisition Proposal or (iii) execute any legally binding Merger Agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Gryphon Acquisition Proposal.

Furthermore, to the extent not prohibited by applicable law, Anchorage has agreed not to commence, join in, facilitate, assist or encourage and agrees to take all actions necessary to opt out of any class in any class action with respect to any proceeding (i) challenging the validity of any provision of the Gryphon Anchorage Support Agreement with Anchorage (other than termination by its terms) or (b) alleging a breach of any fiduciary duty of Gryphon, ABTC or any of their respective representatives in connection with the Gryphon Anchorage Support Agreement or the Merger Agreement.

Termination

The Gryphon Anchorage Support Agreement will terminate upon the earliest to occur of the following:

•        the Voting Covenant Expiration Date;

•        a Gryphon Recommendation Change to the extent permitted by and subject to the applicable terms and conditions of the Merger Agreement; and

•        the termination of the Merger Agreement in accordance with its terms.

Investors’ Rights Agreement

Concurrently with the execution of the Merger Agreement, Gryphon, ABTC, ABH and each of the ABTC Class B Investors entered into an Investors’ Rights Agreement. The operative provisions of the Investor’s Rights Agreement will become effective at the First Effective Time.

Voting Agreement

The Investors’ Rights Agreement provides that, for so long as ABH and its affiliates (other than Gryphon and its subsidiaries) beneficially own any shares of the Combined Company and for so long as any ABTC Class B Investor beneficially owns any shares of the Combined Company, the ABTC Class B Investor will take all necessary action (including by voting, providing a written consent or proxy and causing the adoption of stockholders’ resolutions) to:

•        at each annual meeting of the stockholders of the Combined Company or at any meeting of the stockholders of the Combined Company at which directors are to be elected or whenever directors are to be elected by written consent, cause the election of the director candidates (if any) designated in writing by ABH; and

•        at any meeting of the stockholders of the Combined Company at which directors are to be removed or whenever members of the Combined Company Board are to be removed by written consent, to cause the removal of any director designated in writing by ABH.

Under the Investors’ Rights Agreement, each ABTC Class B Investor has granted ABH an irrevocable proxy to vote all shares of the Combined Company in a manner consistent with the foregoing voting agreement, effective solely in the event that the ABTC Class B Investor fails vote its Combined Company shares in accordance with such agreement.

ABTC Class B Investor Board Rights

The Investors’ Rights Agreement provides that, for so long as the ABTC Class B Investor Designee beneficially owns any shares of the Combined Company, the ABTC Class B Investor Designee will have the right to serve as a director of the Combined Company. If the ABTC Class B Investor Designee is entitled to serve on the Combined Company Board, then upon any written determination by the ABTC Class B Investor Designee, the Combined Company must take all necessary action to:

•        increase the size of its board of directors and appoint the ABTC Class B Investor Designee as a director to fill the newly created vacancy; or

•        include the ABTC Class B Investor Designee in the slate of nominees recommended by the Combined Company Board for election at the next applicable annual or Special Meeting of stockholders at which directors are to be elected.

Upon the ABTC Class B Investor Designee’s initial appointment, the Combined Company must also take all necessary action to recommend the ABTC Class B Investor Designee for re-election at each subsequent annual or Special Meeting of Combined Company stockholders. Additionally, during the time which the ABTC Class B Investor Designee is entitled to serve on the Combined Company Board, ABH and the ABTC Class B Investors have agreed to take all necessary action to vote their Combined Company shares in favor of the election of the ABTC Class B Investor Designee.

Under the terms of the Investors’ Rights Agreement, the ABTC Class B Investor Designee may be removed from the Combined Company Board only (i) for cause, (ii) if the ABTC Class B Investor Designee becomes subject to sanctions or (iii) if he is otherwise no longer eligible to serve in such position.

Registration Rights

The Investors’ Rights Agreement provides for certain registration rights with respect to the registration of Combined Company shares held by the ABTC Class B Investors, including customary demand and “piggy-back” registration rights.

At any time after the Closing, upon the request of ABTC Class B Investors holding at least a majority of the Combined Company shares registrable pursuant to the Investors’ Rights Agreement, the Combined Company will be required, as soon as practicable thereafter and in any event within sixty (60) days, to file a registration statement on Form S-3 (or such other form then available) under the Securities Act with respect to all registrable securities that the ABTC Class B Investors request to include in such registration statement, subject to the terms and conditions set forth in the Investors’ Rights Agreement. The Combined Company is not obligated to effect more than two such demand registrations.

In addition, if following the Closing the Combined Company proposes to file a registration statement to register a public offering of its securities solely for cash under the Securities Act, each of the ABTC Class B Investors will have the right to cause the Combined Company to include in the registration statement any registrable securities of the Combined Company held by such ABTC Class B Investor, subject to the terms and conditions set forth in the Investors’ Rights Agreement.

The Investors’ Rights Agreement registration rights of the ABTC Class B Investors will be subject to market cut-back exceptions. The Investors’ Rights Agreement will set forth customary registration procedures to effect the registration rights. The Combined Company will agree to indemnify certain of the ABTC Class B Investors with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Combined Company for use in a registration statement by such persons.

Other Restrictions

The Investors’ Rights Agreement also contains certain covenants of the ABTC Class B Investors not to compete with the business of the Combined Company and its subsidiaries. Specifically, until the earlier of (i) the date on which an ABTC Class B Investor no longer holds any common stock of the Combined Company and (ii) March 31, 2028, the ABTC Class B Investor must not and must cause its affiliates not to, directly or indirectly, engage or invest in, own, manage, advise, operate, finance, control, work or consult for or participate in the ownership, management, advising, operation, financing or control of or working or consulting for, any person or entity in the business of (a) owning and/or operating Bitcoin miners and/or (b) raising third-party capital and using the proceeds to purchase Bitcoin.

These restrictions are subject to exceptions specified in the Investors’ Rights Agreement. Among other things, these restrictions do not prohibit any ABTC Class B Investor or any of its affiliates from:

•        acquiring, owning or investing in (in each case, in a manner that is not publicly disclosed) any person or entity in which a competitive business accounts for 5% or less of such person’s gross revenues;

•        acquiring passive ownership (in a manner that is not publicly disclosed) of 5% or less of the outstanding equity interests of any competitor or any interest in any competitor solely through an investment vehicle so long as such investments are passive investments in securities in the ordinary course of such investment vehicle’s respective operations; or

•        making investments via a managed investment vehicle in which the ABTC Class B Investor or its affiliates do not have the ability to control the investments made thereby.

Controlled Company Exemption

The Investors’ Rights Agreement provides that, at all times when the Combined Company qualifies as a “controlled company” under the applicable rules of Nasdaq, except to the extent otherwise agreed in writing by ABH, the Combined Company will take all necessary action to avail itself of all “controlled company” exemptions to the rules of Nasdaq or any other exchange on which the equity securities of the Combined Company are then listed and will comply with all requirements under the law and all applicable disclosure requirements to take such actions.

The Stock Issuance Proposal (Proposal 1)

Overview of the Stock Issuance Proposal

Holders of Gryphon Common Stock are being asked to approve the issuance of Combined Company Common Stock to stockholders of ABTC pursuant to the terms of the Merger Agreement.

Upon the Closing, holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively own approximately 98.0% of the outstanding Combined Company Common Stock, on a fully diluted basis and the holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively own approximately 2.0% of the outstanding Combined Company Common Stock, on a fully diluted basis. While the actual Exchange Ratio will be determined at the Closing, it is currently expected that holders of ABTC Common Stock as of immediately prior to the First Effective Time will collectively represent approximately 99.99% and holders of equity interests of Gryphon as of immediately prior to the First Effective Time will collectively represent less than 0.01% of the total combined voting power of Combined Company capital stock, respectively, at the Closing.

Gryphon stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, including the section titled “The Merger Agreement.” You are urged to carefully read the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, in its entirety before voting on this proposal.

Reasons for the Stock Issuance Proposal

Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Under Nasdaq Rule 5635(a), the issuance of the Combined Company Common Stock as Merger Consideration in the Mergers requires Gryphon stockholder approval.

Additionally, under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Rule 5635(b), the issuance of the Combined Company Common Stock as Merger Consideration in the Mergers will result in a “change of control” of Gryphon.

As a result of the foregoing, Gryphon is required to obtain stockholder approval pursuant to Nasdaq Listing Rule 5635 and stockholders of Gryphon are being asked to approve the issuance of up to 7,022,405,992 shares of Combined Company Common Stock in the Mergers.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the holders of Gryphon Common Stock represented in person, online or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes, if any, will have no effect on the Stock Issuance Proposal.

The Mergers are conditioned upon the approval of the Stock Issuance Proposal. If the Mergers are not consummated, the Stock Issuance Proposal will have no effect, even if approved by the holders of Gryphon Common Stock entitled to vote thereon.

The Charter Proposal and the Stock Issuance Proposal are Required Proposals and are conditioned on one another. The remaining Proposals are conditioned upon the approval of these Required Proposals. Unless the Stock Issuance Proposal is approved, the other Proposals, other than the Adjournment Proposal, will not be presented to the stockholders of Gryphon at the Special Meeting, because they are conditioned on the approval of the Required Proposals.

Certain Gryphon stockholders have agreed to vote any shares of Gryphon Common Stock owned by them in favor of the Stock Issuance Proposal. Please see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements” beginning on page 123 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Stock Issuance Proposal.

Recommendation of the Gryphon Board

THE GRYPHON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE
“FOR” THE STOCK ISSUANCE PROPOSAL.

The Charter Proposal (Proposal 2)

Overview of the Charter Proposal

As discussed in this proxy statement/prospectus, holders of Gryphon Common Stock are being asked to approve and adopt the Proposed Charter. Under the Merger Agreement, the approval of the Charter Proposal is also a condition to the Closing.

If the Mergers are to be consummated, Gryphon will replace the Gryphon Charter with the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Gryphon Board, is necessary to adequately address the needs of the Combined Company following the Closing. All stockholders and other interested parties are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Reasons for the Proposed Charter

The Proposed Charter was negotiated as part of the Mergers and, in the judgment of the Gryphon Board, is necessary to be reflected in the Proposed Charter and advisable to facilitate the Mergers and the needs of the Combined Company.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of capital stock of Gryphon entitled to vote. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Charter Proposal.

The Mergers are conditioned upon the approval of the Charter Proposal. If the Mergers are not consummated, the Charter Proposal will have no effect, even if approved by the holders of Gryphon Common Stock entitled to vote thereon.

The Charter Proposal and the Stock Issuance Proposal are Required Proposals and are conditioned on one another. The Stock Issuance Proposal is conditioned upon the approval the Charter Proposal. Therefore, if the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by the holders of Gryphon Common Stock entitled to vote thereon and the other Proposals, other than the Adjournment Proposal, will not be presented to the Gryphon stockholders at the Special Meeting, because they are conditioned on the approval of the Required Proposals.

Certain Gryphon stockholders have agreed to vote any shares of Gryphon Common Stock owned by them in favor of the Charter Proposal. Please see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements” beginning on page 123 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Charter Proposal.

Recommendation of the Gryphon Board

THE GRYPHON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE
“FOR” THE CHARTER PROPOSAL.

THE ADVISORY CHARTER PROPOSALS (PROPOSALS 3 – 7)

Overview of the Advisory Charter Proposals

In connection with the Mergers, Gryphon is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter.

This vote is not otherwise required by Delaware law separate and apart from the Charter Proposal. Pursuant to SEC guidance, Gryphon is submitting these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes and are not binding on Gryphon or the Gryphon Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Closing is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).

Gryphon stockholders are being asked to approve, on a non-binding advisory basis, the following material differences between the Gryphon Charter and the Proposed Charter, which are being presented as five separate sub-proposals (the “Advisory Charter Proposals”):

(a)     Advisory Charter Proposal 3 — to change the corporate name of the Combined Company to “American Bitcoin Corp.” at and from the time of the Mergers;

(b)    Advisory Charter Proposal 4 — to change the total number of authorized shares of capital stock of the Combined Company to 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii)  100,000,000,000 shares of preferred stock, $0.0001 par value per share;

(c)     Advisory Charter Proposal 5 — to provide for each outstanding share of (i) Class A Common Stock to be entitled to one vote per share, (ii) Class B Common Stock to be entitled to 10,000 votes per share and (iii) Class C Common Stock to be entitled to ten (10) votes per share;

(d)    Advisory Charter Proposal 6 — to permit any action that is required or permitted to be taken by the stockholders of the Combined Company to be effected by written consent in lieu of a meeting until the Voting Threshold Date and provide that, after such Voting Threshold Date, no action shall be permitted to be taken by the stockholders of the Combined Company by written consent; and

(e)     Advisory Charter Proposal 7 — to require the affirmative vote of a supermajority of the holders of capital stock of the Combined Company for certain amendments to the Proposed Charter.

Summary of Advisory Charter Proposals

The following table sets forth a summary of the principal proposed changes and the differences between the Gryphon Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders and other interested parties are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Gryphon Charter	Proposed Charter
Name	Gryphon Digital Mining, Inc.	American Bitcoin Corp.
Number of Authorized Shares

The Gryphon Charter provides that the total number of authorized shares of all classes of capital stock is 505,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 shares of Gryphon Common Stock and (ii) 5,000,000 shares of preferred stock.

The Proposed Charter provides that the total number of authorized shares of all classes of capital stock is 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

Upon the Closing, it is expected that there will be approximately 950,241,071 shares of Class A Common Stock outstanding, 3,973,148,493 shares of Class B Common Stock outstanding and 0 shares of Class C Common Stock outstanding. Following the Closing, the Combined Company is not expected to have any preferred stock outstanding.

Voting Rights

The Gryphon Charter provides that, except as required by law or as otherwise provided in any designation of preferred stock, the holders of Gryphon Common Stock exclusively possess all voting power and each share of Gryphon Common Stock shall have one vote per share.

The Proposed Charter provides that, except as required by applicable law, each share of Class A Common Stock shall entitle the holder to one (1) vote per share, each share of Class B Common Stock shall entitle the holder to ten-thousand (10,000) votes per share and each share of Class C Common Stock shall entitle the holder to ten (10) votes per share, in each case, on any matter submitted to the stockholders of the Combined Company for a vote or approval.

Except where required by applicable law, holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall vote together as a single class on any matter submitted to the stockholders of the Combined Company for a vote or approval.

Stockholder Action by Written Consent

The Gryphon Charter provides that no action that is required or permitted to be taken by the stockholders of Gryphon at any annual or special meeting of stockholders may be affected by written consent of stockholders in lieu of a meeting.

The Proposed Charter provides that (i) prior to the Voting Threshold Date any action that is required or permitted to be taken by the stockholders of the Combined Company may be affected by written consent in lieu of a meeting and (ii) from and after the Voting Threshold Date, no action shall be taken by the stockholders of the Combined Company by written consent.

	Gryphon Charter	Proposed Charter
Amendments to Certificate of Incorporation

The Gryphon Charter requires the following for amendments:

•   Amendments to the provisions of the Gryphon Charter require the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of Gryphon entitled to vote generally in the election of directors; and

•   Amendments to the provisions of the Gryphon Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Gryphon with respect to events occurring prior to the time of such repeal or modification.

The Proposed Charter requires the following for amendments:

•   Amendments that relate solely to the terms of one or more outstanding series of preferred stock shall not require the vote of holders of common stock of the Combined Company if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon;

•   Amendments to the provisions of the Proposed Charter related to the number of authorized shares of capital stock of the Combined Company; the designations and rights of the capital stock of the Combined Company; the management of the business and the conduct of the affairs of the Combined Company; stockholder meetings; liabilities of directors and officers of the Combined Company; indemnification of directors and officers of the Combined Company; restrictions on any business combination with any interested stockholder; business opportunities of certain stockholders of the Combined Company; forum; and amendments require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class;

•   Amendments to the provisions of the Proposed Charter related to the limitation of director and officer liabilities shall not adversely affect any right or protection of a director or officer of the Combined Company existing at the time of or increase the liability of any director or officer of the Combined Company with respect to any acts or omissions of such director or officer occurring prior to, such amendment;

Gryphon Charter	Proposed Charter

•   Amendments to the provisions of the Proposed Charter related to indemnification of directors and officers of the Combined Company shall not adversely affect or diminish in any way the rights of any such director or officer to indemnification or person entitled to advancements with respect to any action, suit or proceeding arising out of or relating to any actions, transactions or facts occurring prior to such amendment;

•   Amendments to the provisions of the Proposed Charter related to the business opportunities of certain stockholders of the Combined Company shall not eliminate or reduce the rights of such stockholders in respect of any business opportunities first identified or any other matter occurring or any cause of action, suit or claim that, but for such provisions of the Proposed Charter, would accrue or arise, prior to such amendment; and

•   For so long as any shares of Class B Common Stock are outstanding, amendments to the provisions of the Proposed Charter related to the designations and rights of the common stock of the Combined Company require the affirmative vote of the holders of at least eighty percent (80%) of the shares of Class B Common Stock outstanding at the time of such vote, voting as a separate series.

Reasons for the Advisory Charter Proposals

The Proposed Charter was negotiated as part of the Mergers and, in the judgment of the Gryphon Board, is necessary to be reflected in the Proposed Charter and advisable to facilitate the Mergers and the needs of the Combined Company. In particular:

Advisory Charter Proposal 3 — Name

The Gryphon Board believes that changing Gryphon’s corporate name from “Gryphon Digital Mining, Inc.” to “American Bitcoin Corp.” is desirable to reflect the Mergers with ABTC and to clearly identify the Combined Company as the publicly traded entity.

Advisory Charter Proposal 4 — Number of Authorized Shares

The Proposed Charter would increase the total number of authorized shares of capital stock from (i) 150,000,000 shares of Gryphon Common Stock, par value $0.0001 per share and 5,000,000 shares of Gryphon preferred stock, par value $0.0001 per share, to (ii) 500,000,000,000 shares of Class A Common Stock, par value $0.0001 per share, 10,000,000,000 shares of Class B Common Stock, par value $0.0001 per share, 100,000,000,000 shares of Class C Common Stock, par value $0.0001 per share, and 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

As described in greater detail in the section of this proxy statement/prospectus titled “The Merger Agreement,” upon completion of the First Merger, each share of ABTC Class A Common Stock and ABTC Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than shares of ABTC Class A Common Stock and ABTC Class B Common Stock held immediately prior to the First Effective Time by ABTC (as treasury stock or owned by any subsidiary of ABTC) and other than dissenting shares, will be converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, respectively, equal to the Exchange Ratio set forth in the Merger Agreement.

The Exchange Ratio will be determined at the Closing and is subject to change because the fully diluted number of shares of Gryphon Common Stock and ABTC Common Stock outstanding immediately prior to the Closing is subject to change, as additional securities of Gryphon or ABTC are likely to be issued prior to the Closing. For more information regarding the Exchange Ratio and the resulting number of shares of Combined Company Common Stock to be issued to ABTC stockholders in the Mergers, see the section of this proxy statement/prospectus titled “The Mergers — Merger Consideration — Exchange Ratio Calculation.”

Accordingly, the increase in the number of authorized shares of capital stock is desirable for the Combined Company to have sufficient shares to complete the Mergers. Absent such increase in the authorized shares of capital stock contemplated by this proposal (Proposal No. 4), Gryphon anticipates that there will not be a sufficient number of authorized shares of capital stock of the Combined Company to issue the shares required to be issued in the Mergers.

Additionally, the Gryphon Board believes that it is important for the Combined Company to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs. The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which the Combined Company may provide equity incentives to employees, officers and directors. The Gryphon Board believes that these additional shares will provide the Combined Company with needed flexibility to issue shares in the future in a timely manner and under circumstances the Combined Company Board considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Advisory Proposal No. 5 — Voting Rights

The Proposed Charter provides that, except as required by applicable law, each share of Class A Common Stock will entitle the holder to one (1) vote per share, each share of Class B Common Stock will entitle the holder to ten-thousand (10,000) votes per share and each share of Class C Common Stock will entitle the holder to ten (10) votes per share, in each case, on any matter submitted to the stockholders of the Combined Company for a vote or approval, voting together as a single class.

Upon the Closing, it is expected that ABH, a wholly owned subsidiary of Hut 8, will control approximately 80% of the voting power of the Combined Company. Accordingly, if the Mergers are consummated, ABH will, except as required by law, have the unilateral power to control the outcome of all matters submitted to the Combined Company’s stockholders for approval, including the election of directors. The Gryphon Board believes that the proposed multi-class stock structure will preserve ABTC’s existing founder-led governance structure, promote management retention and engagement, permit the Combined Company to continue to prioritize long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of the Combined Company Board and its policies and discourage certain types of transactions that may involve an actual or threatened acquisition of the Combined Company, all of which the Gryphon Board believes is essential to the long-term success of the Combined Company and to long-term stockholder value.

Advisory Charter Proposal 6 — Stockholder Action by Written Consent

The Proposed Charter permits any action that is required or permitted to be taken by the stockholders of the Combined Company to be effected by written consent in lieu of a meeting until the Voting Threshold Date and thereafter any action required or permitted to be taken by the stockholders of the Combined Company must be effected at a duly called annual or special meeting of stockholders of the Combined Company. The Gryphon Board believes it is appropriate to permit stockholder action by written consent for so long as ABH and other holders of Class B Common Stock hold at least 50% of the voting power of the Combined Company’s outstanding shares, as this provision will allow the Combined Company to take corporate action faster and more efficiently than if a stockholder meeting were required.

The Gryphon Board believes that eliminating the right of Combined Company stockholders, after the Voting Threshold Date, to act by written consent will limit the circumstances under which stockholders can act on their own initiative to remove directors or alter or amend the Combined Company’s organizational documents outside of a duly called special or annual meeting of the stockholders of the Combined Company. Further, the Gryphon Board believes that limiting Combined Company stockholders’ ability to act by written consent after the Voting Threshold Date will reduce the time and effort the Combined Company Board and Combined Company management would need to devote to stockholder proposals, which time and effort could distract those directors and management from other important company business.

In addition, the elimination of the stockholders’ ability, after the Voting Threshold Date, to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the Combined Company Board only at a duly called special or annual meeting. However, the Gryphon Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of the Combined Company. Inclusion of these provisions in the Proposed Charter may also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the Combined Company Board and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Advisory Charter Proposal 7 — Amendments to Certificate of Incorporation

The Proposed Charter provides that amendments to the provisions of the Proposed Charter related to (i) the number of authorized shares of capital stock of the Combined Company, (ii) the designations and rights of the capital stock of the Combined Company, (iii) the management of the business and the conduct of the affairs of the Combined Company, (iv) stockholder meetings, (v) liabilities of directors and officers of the Combined Company, (vi) indemnification of directors and officers of the Combined Company, (vii) restrictions on any business combination with any interested stockholder, (viii) business opportunities of certain stockholders of the Combined Company, (ix) forum and (x) amendments will require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class. In addition, the Proposed Charter will provide that, for so long as any shares of Class B Common Stock are outstanding, amendments to the provisions of the Proposed Charter related to the designations and rights of the Combined Company Common Stock will require the affirmative vote of the holders of at least eighty percent (80%) of the shares of Class B Common Stock outstanding at the time of such vote, voting as a separate series.

The Gryphon Board believes that the voting thresholds contemplated by Proposal 7 are appropriate for a public company with a majority stockholder and are typical of governance provisions commonly included in the organizational documents of companies immediately following a transaction similar to the Mergers. It is desirable to implement these voting thresholds to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the Combined Company Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt. In addition, the Gryphon Board believes that this change protects the Proposed Charter from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of the stockholders.

Vote Required for Approval

The approval of each of the Advisory Charter Proposals requires the affirmative vote of a majority of the votes cast on such Proposal by the holders of the shares of Gryphon Common Stock represented in person, online or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes, if any, will have no effect on the outcome of any of the Advisory Charter Proposals.

As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on Gryphon or the Gryphon Board. Furthermore, the Mergers are not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Charter Proposals, Gryphon intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Charter Proposal and Stock Issuance Proposal).

Certain Gryphon stockholders have agreed to vote any shares of Gryphon Common Stock owned by them in favor of the Advisory Charter Proposals. Please see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements” beginning on page 123 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of each of the Advisory Charter Proposals.

Recommendation of the Gryphon Board

THE GRYPHON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” EACH OF THE ADVISORY CHARTER PROPOSALS.

ADVISORY GOLDEN PARACHUTE PROPOSAL (PROPOSAL 8)

In connection with the Mergers, Gryphon is asking its stockholders to vote upon, on a non-binding advisory basis, the “golden parachute” compensation payments that will or may be made by Gryphon to its named executive officers in connection with the Mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This proposal, commonly known as “say-on-golden parachute” and which is referred to in this proxy statement/prospectus as the “golden parachute” compensation proposal, gives Gryphon stockholders the opportunity to vote on an advisory (non-binding) basis on the “golden parachute” compensation payments that will or may be paid by Gryphon to its named executive officers in connection with the Mergers.

The “golden parachute” compensation that Gryphon’s named executive officers may be entitled to receive from Gryphon in connection with the Mergers is summarized in the table entitled “Golden Parachute Compensation,” under “Gryphon Executive Compensation” beginning on page 173 of this proxy statement/prospectus. That summary includes all compensation and benefits that will or may be paid by Gryphon to its named executive officers in connection with the Mergers.

The Gryphon Board encourages you to review carefully the “golden parachute” compensation information disclosed in this proxy statement/prospectus.

The Gryphon Board unanimously recommends that the stockholders of Gryphon approve the compensation that will or may become payable by Gryphon to its named executive officers in connection with the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.

The vote on the “golden parachute” compensation proposal is a vote separate and apart from the vote on the Required Proposals. Accordingly, you may vote to approve the Required Proposals and vote not to approve the “golden parachute” compensation proposal and vice versa. Because the vote on the “golden parachute” compensation proposal is advisory only, it will not be binding on either Gryphon or ABTC. Accordingly, if the Required Proposals are adopted and the Mergers are completed, the compensation payments that are contractually required to be paid by Gryphon to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of this outcome of the advisory (non-binding) vote of Gryphon stockholders.

Vote Required for Approval

As discussed above, the Advisory Golden Parachute Proposal is an advisory vote and therefore is not binding on Gryphon or the Gryphon Board. Furthermore, the Mergers are not conditioned on the separate approval of the Advisory Golden Parachute Proposal.

Recommendation of the Gryphon Board

GRYPHON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE Advisory Golden Parachute Proposal.

The Plan Amendment Proposal (Proposal 9)

Overview of the Plan Amendment Proposal

The 2024 Plan was originally adopted on February 9, 2024, in connection with the Akerna Business Combination. The Gryphon Board will approve the 2025 Plan subject to stockholder approval at the Special Meeting. If the 2025 Plan is approved by Gryphon’s stockholders, it will become effective as of the Closing Date (the “Effective Date”).

Gryphon believes strongly that the approval of the 2025 Plan is important to the success of the Combined Company. Awards such as those provided under the 2025 Plan are expected to constitute an important incentive for the Combined Company and help attract and retain high-performing individuals.

Gryphon is requesting that its stockholders approve the 2025 Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder to 20% of the total number of issued and outstanding fully diluted shares of Combined Company Common Stock as of immediately after the Closing; to replace the 3% evergreen provision with an evergreen that increases the share reserve on January 1st of each year by the lesser of (a) a number of shares equal to the excess of (i) 20% of the number of issued and outstanding fully diluted shares of Combined Company Common Stock on December 31st of the immediately preceding calendar year over (ii) the number of shares of Combined Company Common Stock then reserved for issuance under the 2025 Plan as of such date and (b) such number of shares of Combined Company Common Stock determined by the Combined Company Board; to give the Combined Company Board the discretion to make grants based on Class C Common Stock; and to extend the term of the 2024 Plan to the date that is 10 years from the Effective Date.

The number of shares originally authorized for issuance under the 2024 Plan was 5,810,033. As of July 28, 2025, 1,061,477 shares remained available for grants under the 2024 Plan, which is the only plan under which equity-based compensation may currently be awarded to Gryphon’s executives, other employees, non-employee directors and other service providers. Gryphon’s Compensation Committee and Board have determined that an increase in the number of shares reserved for issuance is necessary as a part of its continuing effort to attract, retain and motivate employees and other service providers, to accommodate the potential increased needs for incentives and potential for additional employees following the Closing and to align their interests with those of Gryphon’s stockholders. Gryphon anticipates, based on projections, that the proposed share reserve will be sufficient to provide equity incentives through January 1, 2026, when the share reserve will automatically increase unless otherwise determined by the Gryphon Board (or the Combined Company Board following the Closing).

In addition to increasing the number of shares reserved for issuance, increasing the evergreen provision and extending the term of the plan, the 2024 Plan was amended to include an exception to increase the limitation on grants made to non-employee directors in extraordinary circumstances.

This proposal is being submitted to Gryphon’s stockholders in compliance with the Nasdaq Corporate Governance Requirements concerning stockholder approval of equity compensation plans and/or material revisions to these plans.

While equity incentive awards are an important part of Gryphon’s compensation program, the Gryphon Board and the Compensation Committee of the Gryphon Board are mindful of their responsibility to the Gryphon stockholders to exercise judgment in granting equity-based awards. No burn rate data has been provided because the limited usage of equity grants in 2024 is not anticipated to be reflective of the Combined Company’s potential equity usage following the Closing.

As of December 31, 2024, the following awards were outstanding under the 2024 Plan:

Unvested Shares of Restricted Stock	4,086,261
RSU Awards Outstanding	3,529,034
Performance Stock Unit (“PSU”) Awards Outstanding (at target)	557,227

Based solely on the closing price of a share of Gryphon Common Stock, as reported on Nasdaq on May 9, 2025, which was $0.52 per share, the maximum aggregate market value of the shares of the Combined Company Common Stock that could be issued under the 2025 Plan as of immediately after the Closing is $551,968.04.

Summary of the Plan Amendment Proposal

The 2025 Plan provides for the following grants: (a) incentive stock options (within the meaning of Section 422 of the Code) (“ISO” or “ISOs”); (b) nonstatutory stock options (i.e., options other than ISOs) (“NSO” or “NSOs”), (c) stock appreciation rights (“SAR” or “SARs”), (d) restricted stock grants, (e) RSU grants, (f) performance grants and (g) other grants based in whole or in part by reference to shares that are granted pursuant to the terms and conditions of the 2025 Plan. The Combined Company Board may determine to make grants that are based on shares of Class C Common Stock which may be convertible into shares of Class A Common Stock.

The 2025 Plan aims to reflect certain “best practices” that are consistent with the interests of Gryphon’s stockholders and with its corporate governance policies.

The following is a summary of material provisions of the 2025 Plan. This summary is qualified by reference to the full text of the 2025 Plan, which is attached as Annex G to this proxy statement/prospectus.

Purpose

The purpose of the 2025 Plan is to attract and retain the best available personnel for the Combined Company and its affiliates, to provide additional incentives to such personnel and to promote the success of the business of the Combined Company and its affiliates.

Eligibility

All employees, non-employee directors and consultants that render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction are eligible to participate in the 2025 Plan. As of May 8, 2025, three employees, seven non-employee directors and zero consultants would be eligible to participate in the 2025 Plan under its terms.

ISOs may be granted only to employees of the Combined Company and any parent and any subsidiary entities (to the extent permitted under Section 422 of the Code).

Administration of the 2025 Plan

The 2025 Plan will be administered by the Administrator. The Administrator will have the authority to: construe and interpret the 2025 Plan, any grant agreement and any other agreement or document executed pursuant to the 2025 Plan; prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to the 2025 Plan or any grant (including the terms or conditions of any grant); approve persons to receive grants; determine the form, terms and conditions of grants; determine the number of shares or other consideration subject to grants; determine the fair market value in good faith and interpret the applicable provisions of the 2025 Plan and the definition of fair market value in connection with circumstances that impact the fair market value, if necessary; determine whether grants will be granted singly, in combination with, in tandem with, in replacement of or as alternatives to, other grants under the 2025 Plan or awards under any other incentive or compensation plan of the Combined Company or any affiliate; grant waivers of any conditions of the 2025 Plan or any grant; determine the vesting, exercisability and payment of grants; correct any defect, supply any omission or reconcile any inconsistency in the 2025 Plan, any grant or any grant agreement; determine whether a grant has been earned or has vested; determine the terms and conditions of any and to institute any exchange program; adopt or revise rules and/or procedures (including the adoption or revision of any subplan under the 2025 Plan) relating to the operation and administration of the 2025 Plan to facilitate compliance with requirements of local law and procedures outside the United States (provided that board of directors approval will not be necessary for immaterial modifications to the 2025 Plan or any grant agreement made to ensure or facilitate compliance with the laws or regulations of the relevant foreign jurisdiction); delegate any of the foregoing to one or more persons pursuant to a specific delegation as permitted by the terms of the 2025 Plan and applicable law, including Section 157(c) of the Delaware General Corporation Law; and make all other determinations necessary or advisable in connection with the administration of the 2025 Plan. Gryphon expects that the Compensation Committee of the Combined Company Board will administer the 2025 Plan.

Amendment of the 2025 Plan

The Administrator may amend the 2025 Plan or any grant in any respect the Administrator deems necessary or advisable, subject to the limitations of applicable law and the 2025 Plan. If required by applicable law, the Combined Company will seek stockholder approval of any amendment of the 2025 Plan that (a) materially increases the number of shares available for issuance under the 2025 Plan (excluding any adjustment upon certain changes in the Combined Company’s capitalization); (b) materially expands the class of individuals eligible to receive grants under the 2025 Plan; (c) materially increases the benefits accruing to grantees under the 2025 Plan; (d) materially reduces the price at which shares may be issued or purchased under the 2025 Plan; (e) materially extends the term of the 2025 Plan; (f) materially expands the types of grants available for issuance under the 2025 Plan; or (g) as otherwise required by applicable law.

Shares Available for Issuance

Subject to adjustment upon certain changes in the Combined Company’s capitalization and the automatic increase (described below), the total number of shares reserved and available for issuance pursuant to the 2025 Plan (the “Share Reserve”) will not exceed 20% of the total number of issued and outstanding fully diluted shares of Combined Company Common Stock as of immediately after the Closing. The Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2026 and ending on (and including) January 1, 2035 by the lesser of (a) a number of shares of Combined Company Common Stock equal to the excess of (i) 20% of the number of issued and outstanding fully diluted shares of Combined Company Common Stock on December 31st of the immediately preceding calendar year over (ii) the number of shares of Combined Company Common Stock then reserved for issuance under the 2025 Plan as of such date and (b) such number of shares of Combined Company Common Stock determined by the Combined Company Board.

Following the Effective Date, any shares subject to an outstanding grant or any portion thereof granted under the 2025 Plan will be returned to the Share Reserve and will be available for issuance in connection with subsequent grants under the 2025 Plan to the extent such shares: (a) are canceled, forfeited or settled in cash; (b) are used to pay the exercise price of such outstanding grant or any Tax-Related Items (as defined in the 2025 Plan) arising in connection with vesting, exercise or settlement of such outstanding grant; (c) are surrendered pursuant to an exchange program; (d) expire by their terms at any time; or (e) are reacquired by the Combined Company pursuant to a forfeiture provision or repurchase right by the Combined Company (collectively, “Returning Shares”). Substitute Grants pursuant to the terms of the 2025 Plan will not be deducted from the Share Reserve and may not be returned to the Share Reserve as Returning Shares.

Award Limitations

Subject to the provisions relating to 2025 Capitalization Adjustments as described herein, the maximum number of shares that may be issued pursuant to the exercise of ISOs will not exceed 20% of the total number of issued and outstanding fully diluted shares of Combined Company Common Stock as of immediately after the Closing (the “Incentive Stock Option Limit”).

Types of Awards

The Administrator has the discretion to award stock options, stock appreciation rights, restricted stock grants, restricted stock unit grants, performance grants and other grants.

Options and Stock Appreciation Rights

Each option or SAR will be in such form and will contain such terms and conditions as the Administrator deems appropriate. Each SAR will be denominated in share equivalents. The provisions of separate options or SARs need not be identical. All options will be separately designated as an ISO or NSO. If an option is not specifically designated as an ISO or if an option is designated as an ISO but some portion or all of the option fails to qualify as an ISO under applicable law, then the option (or portion thereof) will be an NSO.

Options and SARs may be exercisable within the times or upon the events determined by the Administrator and as set forth in the grant agreement governing such grant. No option or SAR will be exercisable after the expiration of ten (10) years from the date the option or SAR is granted or such shorter period specified in the grant agreement. In addition, in the case of an ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Combined Company or of any parent or subsidiary (“Ten Percent Holder”), such option may not be exercisable after the expiration of five (5) years from the date the ISO is granted.

The exercise price of an option or SAR will be such price as is determined by the Administrator and set forth in the grant agreement; provided that (a) in the case of an ISO (i) granted to a Ten Percent Holder, the exercise price will be no less than one hundred ten percent (110%) of the fair market value on the date of grant and (ii) granted to any other employee, the exercise price will be no less than one hundred percent (100%) of the fair market value on the date of grant and (b) in the case of an NSO or SAR, the exercise price will be such price as is determined by the Administrator. Notwithstanding the foregoing, an option or SAR that is a Substitute Grant may be granted with an exercise price lower than one hundred percent (100%) of the fair market value.

Upon exercise of a SAR, a grantee will be entitled to receive payment from the Combined Company in an amount determined by multiplying (a) the difference between the fair market value of a share on the date of exercise over the exercise price, by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Administrator, the payment from the Combined Company for the SAR exercise may be in cash, in shares of equivalent value or in some combination thereof.

Unless explicitly provided otherwise in a grantee’s grant agreement, if a grantee’s continuous service status (as defined in the 2025 Plan) is terminated, the grantee (or his or her legal representative, in the case of death) may exercise his or her option or SAR (to the extent such grant was exercisable on the termination date) within the following period of time following the termination of the grantee’s continuous service status: (a) three (3) months following a termination of a grantee’s continuous service status by the Combined Company or any parent or subsidiary without cause (as defined in the 2025 Plan) or by the grantee for any reason (other than due to death or disability (as disability is defined in the 2025 Plan)); (b) six (6) months following a termination due to the grantee’s disability; (c) twelve (12) months following a termination due to the grantee’s death; and (d) twelve (12) months following the grantee’s death, if such death occurs following the date of such termination but during the period such grant is otherwise exercisable (as provided in clauses (a) or (b) above).

Except as otherwise provided in the grant agreement, if a grantee’s continuous service status is terminated by the Combined Company or any parent or subsidiary for cause, the grantee’s options or SARs will terminate and be forfeited immediately upon such grantee’s termination of continuous service status and the grantee will be prohibited from exercising any portion (including any vested portion) of such grants on and after the date of such termination of continuous service status.

To the extent that the aggregate fair market value of shares with respect to which options designated as ISOs are exercisable for the first time by any grantee during any calendar year (under all plans of the Combined Company or any parent or subsidiary of the Combined Company) exceeds $100,000, such excess options will be treated as NSOs. For this purpose, ISOs will be taken into account in the order in which they were granted and the fair market value of the shares subject to an ISO will be determined as of the date of the grant of such option.

Without stockholder approval, the Administrator may modify, extend or renew outstanding options or SARs and authorize the grant of new options or SARs in substitution therefor. Any such action may not, without the written consent of a grantee, materially impair any of such grantee’s rights under any grant previously granted, except that the Administrator may reduce the exercise price of an outstanding option or SAR without the consent of a grantee by a written notice (notwithstanding any adverse tax consequences to the grantee arising from the repricing); provided, however, that the exercise price may not be reduced below the fair market value on the date the action is taken to reduce the exercise price.

Payment from a grantee for shares acquired pursuant to the 2025 Plan may be made in cash or cash equivalents or, where approved for the grantee by the Administrator and where permitted by applicable law (and to the extent not otherwise set forth in the applicable grant agreement): (a) by cancellation of indebtedness of the Combined Company owed to the grantee; (b) by surrender of shares held by the grantee that are clear of all liens, claims, encumbrances or security interests and that have a fair market value on the date of surrender equal to the aggregate payment required; (c) by waiver of compensation due or accrued to the grantee for services rendered or to be rendered to the Combined Company or an affiliate; (d) by consideration received by the Combined Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Administrator in connection with the 2025 Plan; (e) by the Combined Company withholding otherwise deliverable shares having a fair market value on the date of withholding equal to the aggregate payment required; (f) by any combination of the foregoing; or (g) by any other method of payment as is permitted by applicable law.

Restricted Stock

A restricted stock grant is an offer by the Combined Company to sell or issue (with no payment required, unless explicitly provided otherwise in a grantee’s grant agreement) shares to a grantee that are subject to certain specified restrictions. Each restricted stock grant will be in such form and will contain such terms and conditions as the Administrator will deem appropriate. The terms and conditions of restricted stock grants may change from time to time and the terms and conditions of separate grant agreements need not be identical.

The purchase price for shares issued pursuant to a restricted stock grant, if any, will be determined by the Administrator on the date the restricted stock grant is granted and, if permitted by applicable law, no cash consideration will be required in connection with the payment for the purchase price where the Administrator provides that payment will be in the form of services previously rendered.

Grantees holding restricted stock grants will be entitled to receive all dividends and other distributions paid with respect to such shares, unless the Administrator provides otherwise at the time the grant is granted. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the restricted stock grants with respect to which they were paid.

RSUs

An RSU grant is a grant covering a number of shares that may be settled in cash or by issuance of those shares at a date in the future. Each RSU grant will be in such form and will contain such terms and conditions as the Administrator will deem appropriate. The terms and conditions of RSU grants may change from time to time and the terms and conditions of separate grant agreements need not be identical. Unless otherwise determined by the Administrator, no purchase price will apply to an RSU settled in shares. Payment of vested RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the grant agreement. The Administrator, in its sole discretion, may settle vested RSUs in cash, shares or a combination of both.

The Administrator may permit grantees holding RSUs to receive dividend equivalent rights on outstanding RSUs if and when dividends are paid to stockholders on shares. In the discretion of the Administrator, such dividend equivalent rights may be paid in cash or shares and may either be paid at the same time as dividend payments are made to stockholders or delayed until shares are issued pursuant to the underlying RSUs and may be subject to the same vesting or performance requirements as the RSUs. If the Administrator permits dividend equivalent rights to be made on RSUs, the terms and conditions for such dividend equivalent rights will be set forth in the applicable grant agreement.

Performance Grants

A performance grant is a grant that may be granted, may vest or may become eligible to vest contingent upon the attainment during a performance period of performance goals determined by the Administrator. Performance grants may be granted as options, SARs, restricted stock, RSUs or other grants, including cash-based grants.

Performance grants will be based on the attainment of performance goals that are established by the Administrator for the relevant performance period. Prior to the grant of any performance grant, the Administrator will determine and each grant agreement will set forth the terms of each performance grant. A performance grant may but need not require the grantee’s completion of a specified period of service. The Administrator will determine the extent to which a performance grant has been earned in its sole discretion. The Administrator may reduce or waive any criteria with respect to a performance goal or adjust a performance goal (or method of calculating the attainment of a performance goal) to take into account unanticipated events, including changes in law and accounting or tax rules, as the Administrator deems necessary or appropriate or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The Administrator may also adjust or eliminate the compensation or economic benefit due upon attainment of performance goals in its sole discretion, subject to any limitations contained in the grant agreement and compliance with applicable law.

Other Grants

Other forms of grants valued in whole or in part by reference to or otherwise based on, shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value of the shares at the time of grant) may be granted either alone or in addition to other grants provided for in the 2025 Plan (“Other Grants”). Subject to the provisions of the 2025 Plan and applicable law, the Administrator may determine the persons to whom and the time or times at which such other grants will be granted, the number of shares (or the cash equivalent thereof) to be granted pursuant to such other grants and all other terms and conditions of such other grants.

Change in Control

In the event that the Combined Company is subject to a change in control (as defined in the 2025 Plan), outstanding grants acquired under the 2025 Plan will be subject to the agreement evidencing the change in control, which need not treat all outstanding grants in an identical manner. Such agreement, without the grantee’s consent, may provide for one or more of the following with respect to all outstanding grants as of the effective date of such change in control:

(a)     the continuation of an outstanding grant by the Combined Company (if the Combined Company is the successor entity);

(b)    the assumption of an outstanding grant by the successor or acquiring entity (if any) of such change in control (or by its parents, if any);

(c)     the substitution by the successor or acquiring entity in such change in control (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding grants;

(d)    the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding grant and lapse of the Combined Company’s right to repurchase or re-acquire shares acquired under a grant or lapse of forfeiture rights with respect to shares acquired under a grant;

(e)     the settlement of such outstanding grant (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount provided in the definitive agreement evidencing the change in control, followed by the cancellation of such grants; or

(f)     the cancellation of outstanding grants in exchange for no consideration.

Capitalization Adjustment

If, after the Effective Date, the number of outstanding shares is changed or the value of the shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Combined Company or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), without consideration (a “Capitalization Adjustment”), then (a) the maximum number and class of shares or type of security reserved for issuance and future grant from the Share Reserve, (b) the exercise price, purchase price and number and class of shares or type of security subject to outstanding grants and (c) the number and class of shares subject to the Incentive Stock Option Limit, will be proportionately adjusted, subject to any required action by the Combined Company Board or the stockholders of the Combined Company and in compliance with applicable laws; provided that fractions of a share will not be issued.

Transferability of Awards

Except as expressly provided in the 2025 Plan or an applicable grant agreement or otherwise determined by the Administrator, grants granted under the 2025 Plan will not be transferable or assignable by the grantee, other than by will or by the laws of descent and distribution. Any options, SARs or other grants that are exercisable may only be exercised: (a) during the grantee’s lifetime only by (i) the grantee or (ii) the grantee’s guardian or legal representative; (b) after the grantee’s death, by the legal representative of the grantee’s heirs or legatees. The Administrator may permit transfer of grants in a manner that is not prohibited by applicable law.

Clawback and Other Policies

All grants granted under the 2025 Plan will be subject to clawback or recoupment under any clawback or recoupment policy adopted by the Combined Company Board or the Administrator or required by applicable law during the term of grantee’s employment or other service with the Combined Company that is applicable to officers, employees, directors or other service providers of the Combined Company. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in a grant agreement as the Administrator determines necessary or appropriate.

Cessation of Service

Except as otherwise provided in the applicable grant agreement or as determined by the Administrator, if a grantee’s continuous service status terminates for any reason, vesting of a grant will cease and such portion of a grant that has not vested will be forfeited and the grantee will have no further right, title or interest in any then-unvested portion of the grant. In addition, the Combined Company may receive through a forfeiture condition or a repurchase right any or all of the shares held by the grantee under a restricted stock grant that have not vested as of the date of such termination, subject to the terms of the applicable grant agreement.

Plan Term

The 2025 Plan will terminate automatically on the tenth (10th) anniversary of the Effective Date. No grant will be granted pursuant to the 2025 Plan after such date, but grants previously granted may extend beyond that date. The Administrator may suspend or terminate the 2025 Plan at any earlier date at any time. No grants may be granted under the 2025 Plan while the 2025 Plan is suspended or after it is terminated.

Certain Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences of awards under the 2025 Plan. It does not purport to be a complete description of all applicable rules and those rules (including those summarized here) are subject to change. Tax consequences for any particular individual may be different. This discussion also does not address the tax consequences under applicable state and local law.

Options

An optionee generally will not recognize taxable income upon the grant of a nonqualified stock option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares of Combined Company Common Stock purchased over the exercise price. The Combined Company generally will be entitled to a tax deduction at such time and in the same amount, if any, the optionee recognizes as ordinary income. The optionee’s tax basis in any shares of Combined Company Common Stock received upon exercise of an option will be the fair market value of the shares of the Combined Company Common Stock on the date of exercise and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

ISOs are eligible for favorable federal income tax treatment if certain requirements are satisfied. An employee granted an ISO generally does not realize compensation income for federal income tax purposes upon the grant of the option. At the time of exercise of an ISO, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares of the Combined Company Common Stock acquired on exercise of an ISO are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. However, if the shares of the Combined Company Common Stock acquired on exercise of an ISO are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable compensation income equal to the excess of the fair market value of the shares on the date of exercise or the date of sale, whichever is less, over the exercise price and any additional amount realized will be taxed as capital gain (a “Disqualifying Disposition”). If a participant recognizes ordinary income due to a Disqualifying Disposition of an ISO, the Combined Company would generally be entitled to a deduction in the same amount.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of the Combined Company Common Stock received. The Combined Company generally will be entitled to a tax deduction at the same time and in the same amount that ordinary income is recognized by such participant. The participant’s tax basis in any share of Combined Company Common Stock received upon exercise of a SAR will be the fair market value of the share of Combined Company Common Stock on the date of exercise and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock Awards

A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of Combined Company Common Stock at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Internal Revenue Code). The Combined Company generally will be entitled to a deduction at the time when and in the amount, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse and the participant’s holding period for capital gains purposes will begin at that time. Under Section 83(b) of the Internal Revenue Code, a participant may elect to recognize ordinary income at the time the shares of restricted stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact such shares of restricted stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse. The participant will have a tax basis in the shares equal to their fair market value on the date of their award and the participant’s holding period for capital gains purposes will begin at that time. The Combined Company generally will be entitled to a tax deduction at the time when and to the extent ordinary income is recognized by such participant.

RSU Awards

In general, the grant of restricted stock units (including performance stock units and other stock-based awards with vesting criteria) will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares (or upon grant of a stock-based award without vesting criteria), the participant will recognize ordinary income equal to the aggregate value of the payment received and the Combined Company generally will be entitled to a tax deduction at the same time and in the same amount. In addition, Federal Insurance Contributions Act, taxes are imposed on restricted stock units in the year of vesting (which may occur prior to the year of settlement).

Dividend Equivalent Rights

In general, dividend equivalent rights are generally taxable as ordinary income when the participant receives a payout of the dividend equivalent right and the Combined Company generally will be entitled to a tax deduction at the same time and in the same amount.

Section 409A

Section 409A of the Internal Revenue Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2025 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Participants are solely responsible for the payment of any taxes and penalties incurred under Section 409A.

New Plan Benefits

No awards have been granted and no shares have been issued under the 2025 Plan. Future grants under the 2025 Plan will be made at the discretion of the Administrator and, accordingly, are not yet determinable. In addition, the value of the awards granted under the 2025 Plan will depend on a number of factors, such as the fair market value of the Combined Company Common Stock on future dates. Consequently, it is not possible to determine the benefits that might be received by employees, directors or other service providers of Gryphon under the 2025 Plan and no determinations have been made with respect to awards that may be made under the 2025 Plan to employees, directors or other service providers of the Combined Company.

Additional Plan Information

The outstanding aggregate number of shares subject to equity awards under the 2024 Plan since its inception through May 8, 2025, is set forth in the table below. There are currently no outstanding options under the 2024 Plan.

Name and Position	Number of Shares Subject to Other Stock Awards(1)	Market Value of Shares Subject to Awards(2) ($)
Steve Gutterman Chief Executive Officer	1,671,681	682,046
Simeon Salzman Chief Financial Officer	—	—
Eric Gallie Senior Vice President	500,000	204,000
Rob Chang Former Chief Executive Officer	198,060	80,808
Jessica Billingsley Former Chief Executive Officer	198,060	80,808
All current executive officers as a group	2,171,681	886,046
All current directors who are not executive officers as a group	1,435,935	585,861
All employees, including all current officers who are not executive officers, as a group	—	—

____________

(1)      Includes shares issuable pursuant to outstanding RSUs and PSUs under the 2024 Plan. Outstanding PSUs reflect target level of performance.

(2)      Amounts calculated based on $0.4078, the closing price of Gryphon Common Stock, as reported on Nasdaq on May 8, 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

The Equity Compensation Plan Table below presents information regarding securities authorized for issuance under Gryphon equity compensation plans as of December 31, 2024.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column of this Table)(2) (c)
Equity Compensation Plans Approved by Stockholders	4,929,739	0	533,203
Equity Compensation Plans Not Approved by Stockholders	0	0	0
Total	4,929,739	0	533,203

____________

(1)      Column (a) includes shares issuable pursuant to outstanding RSUs, restricted stock and PSUs under the 2024 Plan. PSUs are subject to Gryphon’s remediation of certain stock exchange listing qualification failures; outstanding PSUs reported in column (a) reflect target level of performance. RSUs, restricted stock and PSUs are not reflected in the weighted exercise price in column (b) as these awards do not have an exercise price.

(2)      Column (c) consists of shares available for future issuance under the 2024 Plan. Under the 2024 Plan, Gryphon may grant awards consisting of options, stock appreciation rights, restricted stock, RSUs, performance grants and other grants.

Registration with the SEC

We intend to file with the SEC a registration statement on Form S-8 covering the shares reserved for issuance under the 2025 Plan.

Vote Required for Approval

The approval of the Plan Amendment Proposal requires the affirmative vote of a majority of all of the votes cast by the holders of Gryphon Common Stock present or represented by proxy at the Special Meeting. Abstentions and broker non-votes, if any, will have no effect on the Stock Issuance Proposal.

Certain Gryphon stockholders have agreed to vote any shares of Gryphon Common Stock owned by them in favor of the Plan Amendment Proposal. Please see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements” beginning on page 123 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Plan Amendment Proposal.

Recommendation of the Gryphon Board

THE GRYPHON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE
“FOR” THE PLAN AMENDMENT PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 10)

Overview

The Adjournment Proposal, if adopted, will allow the Gryphon Board to adjourn the Special Meeting to a later date or dates, at the determination of the Gryphon Board. The Adjournment Proposal will only be presented to Gryphon stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for or otherwise in connection with, the approval of the Stock Issuance Proposal, the Charter Proposal, the Advisory Charter Proposals, the Advisory Golden Parachute Proposal and the Plan Amendment Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Gryphon’s stockholders, the Gryphon Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for or otherwise in connection with, the approval of the Required Proposals or any other Proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires a majority of the votes cast by holders of shares of Gryphon Common Stock represented in person, online or by proxy and entitled to vote thereon at the Special Meeting.

Certain Gryphon stockholders have agreed to vote any shares of Gryphon Common Stock owned by them in favor of the Adjournment Proposal. Please see the section titled “Agreements Related to the Merger Agreement — Gryphon Support Agreements” beginning on page 123 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

Recommendation of the Gryphon Board

THE GRYPHON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION OF GRYPHON DIGITAL MINING, INC.

Description of the ABTC Transaction

On May 9, 2025, Gryphon, Merger Sub Inc., Merger Sub LLC and ABTC entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement:

•        Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the First Merger as the First Merger Surviving Corporation, a direct, wholly owned subsidiary of Gryphon; and

•        immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger and, taken together with the First Merger, the Mergers, as the Surviving Company, a direct, wholly owned subsidiary of Gryphon.

The Merger Agreement provides that, prior to the First Effective Time, the certificate of incorporation of Gryphon will be amended and restated to, among other things, (i) reclassify the issued and outstanding shares of Gryphon Common Stock, par value $0.0001 per share, into one fully paid and non-assessable share of Class A Common Stock, par value $0.0001 per share and (ii) create two new series of common stock designated as Class B Common Stock, par value $0.0001 per share and Class C Common Stock, par value $0.0001 per share. Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to ten (10) votes per share.

Following the Closing, (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock issued to the equity holders of ABTC as merger consideration is expected to represent approximately 98.0% of the outstanding Combined Company common stock, on a fully diluted basis, and (ii) Gryphon equity holders as of immediately prior to the First Merger are expected to own 2.0% of the outstanding Combined Company common stock, on a fully diluted basis, after their shares of Gryphon Common Stock are reclassified into shares of Class A Common Stock. Following the Mergers, ABTC’s business will be the business of the Combined Company.

ABTC has been deemed the accounting acquiror of Gryphon in connection with the transactions contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical financial statements and accompanying notes of Gryphon included in the Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on May 15, 2025, and the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, (ii) the combined financial statements of ABTC for the year ended December 31, 2024 and the three months ended March 31, 2025, included elsewhere in this proxy statement/prospectus, and (iii) the accompanying notes to the unaudited pro forma condensed combined financial statements included below in this proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Gryphon and ABTC as of March 31, 2025, and depicts the accounting of the transactions contemplated by the Merger Agreement under U.S. GAAP (such accounting adjustments, the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the three months ended March 31, 2025, combines the historical results of Gryphon and ABTC for these periods and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2024 (the “pro forma statement of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statement of operations transaction accounting adjustments are referred to as the “pro forma adjustments.” In addition to the pro forma adjustments, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the three months ended March 31, 2025, have been adjusted to reflect certain adjustments identified by management as necessary to fairly present the pro forma information included herein (the “management pro forma adjustments”).

The following unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not purport to represent or be indicative of the actual results of operations or financial condition and should not be construed as representative of the future results of operations or financial condition of the Combined Company.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Differences between these preliminary estimates and the final accounting, including the final purchase consideration for accounting purposes, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Gryphon and ABTC been a combined organization during the specified periods. The actual results reported in periods following the Closing may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared by management of Gryphon and management of ABTC in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the SEC on May 21, 2020 and is presented in U.S. dollars. The historical financial statements of Gryphon and ABTC have been prepared in accordance with generally accepted accounting principles in the United States. Management of Gryphon and management of ABTC have made significant estimates and assumptions in their determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus that the respective management teams of Gryphon and ABTC believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions that are subject to change including with respect to final purchase consideration and allocation thereof. Accordingly, the purchase consideration allocation is considered preliminary and may materially change before final determination. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the combined financial statements.

Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8, as all Bitcoin accumulated by ABTC until March 31, 2025 was retained by Hut 8 upon the consummation of the Contributions (as described elsewhere in this proxy statement/prospectus). Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations would better reflect the Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Contributions. The unrealized gains and losses reflect the quantity of the Bitcoin accumulated by the Combined Company during the periods presented.

Pro Forma Condensed Combined Consolidated Balance Sheets as of March 31, 2025
(Unaudited)

	Historical		Pro Forma Adjustments	Note	Pro Forma Combined
(in USD thousands)	Gryphon	ABTC
Assets
Cash and cash equivalents	$318	$—	$—		$318
Restricted cash	1,263	—	(1,263)	(a)	—
Accounts receivable	175	—	—		175
Prepaid expenses	1,412	—	—		1,412
Marketable securities	49	—	—		49
Digital assets	787	—	—		787
Total current assets	4,004	—	(1,263)		2,741

Property and equipment, net	2,609	121,112	(484)	(b)	123,237
Intangible asset	100	—	(100)	(c)	—
Goodwill	—	—	140,553	(d)	140,553
Deposits	2,266	—	(1,291)	(e)	975
Total assets	$8,979	$121,112	$137,415		$267,506

Liabilities and stockholders’ deficit
Accounts payable and accrued liabilities	$9,834	$—	$(7,677)	(f), (g)	$2,157
Cash due to third-party	1,263	—	(1,263)	(a)	—
Income tax payable	—	—	—		—
Note payable – current portion	213	—	(213)	(h)	—
Current liabilities	11,310	—	(9,153)		2,157

Deferred tax liability	—	5,355	—		5,355
Notes payable less current portion	5,331	—	(5,331)	(h)	—
Total liabilities	$16,641	$5,355	$(14,484)		$7,512

Stockholders’ (deficit) equity
Share Capital	6	5	505	(h), (i)	516
Additional paid-in capital	66,402	115,752	152,591	(b), (c), (h), (i), (j)	334,745
Subscription receivable	(55)	—	55	(j)	—
Accumulated deficit	(74,015)	—	(1,252)	(f), (h)	(75,267)
Total stockholders’ (deficit) equity	(7,662)	115,757	151,899		259,994
Total liabilities and stockholders’ (deficit) equity	$8,979	$121,112	$137,415		$267,506

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations
for the three months ended March 31, 2025
(Unaudited)

(in USD thousands)	Historical			Pro Forma Adjustments		Management Pro Forma Adjustments	Note	Pro Forma Combined
	Gryphon	ABTC
Revenues	$1,558		$12,338		$—	$—		$13,896

Cost and expenses
Cost of revenues	2,054		11,651		—	—		13,705
General and administrative expenses	3,000		14,368		5,037	—	(k), (l), (m)	22,405
Stock based compensation expense	772		—		(772)	—	(k)	—
Depreciation expense	1,071		6,424		(40)	—	(n)	7,455
Loss on sale of equipment	—		2,454		—	—		2,454
Unrealized loss (gain) on digital assets	127		112,394		—	(98,168)	(x)	14,353
Total operating expenses	$7,024		$147,291		$4,225	(98,168)		$60,372
Loss from operations	$(5,466)		$(134,953)		$(4,225)	98,168		$(46,476)

Other income (expense)
Unrealized loss on marketable securities	(66)		—		—	—		(66)
Gain on settlement of accounts payable	449		—		—	—		449
Gain on derivatives	—		20,862		—	(20,862)	(y)	—
Merger and acquisition costs	(1,194)		—		1,194		(m)	—
Interest expense	(3)		—		3		(o)	—
Total other expense	$(814)		$20,862		$1,197	(20,862)		$383

Loss before provision for income taxes	$(6,280)		$(114,091)		$(3,028)	77,306		$(46,093)

Benefit for income taxes	—		13,468		—			13,468

Net loss	$(6,280)		$(100,623)		$(3,028)	77,306		$(32,625)

Net loss per share – basic and diluted	$(0.09)	$		$			(p)	$(0.01)
Weighted average shares outstanding – basic and diluted	70,553,398				5,102,747,512		(p)	5,173,300,910

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations
for the year ended December 31, 2024
(Unaudited)

	Historical		Pro Forma Adjustments	Management Pro Forma Adjustments	Note	Pro Forma Combined
	Gryphon	ABTC
Revenue	$20,539	$71,537	$—			$92,076

Costs and expenses
Cost of revenues (excluding depreciation)	15,818	39,509	—			55,327
General and administrative expenses	11,267	34,486	1,885		(q), (r)	47,638
Stock-based compensation expense	1,588	—	(1,588)		(q)	—
Depreciation expense	11,179	22,744	(161)		(s)	33,762
Unrealized gain on digital assets	(1,566)	(509,303)	—	469,308	(z)	(41,561)
Total operating expenses	$38,286	$(412,564)	$136	469,308		$95,166
(Loss) income from operations	$(17,747)	484,101	$(136)	(469,308)		$(3,090)

Other income (expense)
Unrealized loss on marketable securities	(288)	—	—			(288)
Change in fair value of notes payable	(8,058)	—	8,058		(t)	—
Interest expense	(915)	(3,489)	915		(u)	(3,489)
Gain on debt extinguishment	—	5,966	—			5,966
Gain on derivatives	—	6,780	—	(6,780)	(aa)	—
Loss on disposal of asset	(146)	—	—			(146)
Merger and acquisition cost	(394)	—	(2,009)		(v)	(2,403)
Gain on settlement of BTC Note	6,248	—	—			6,248
Total other income (expense)	$(3,553)	$9,257	$6,964	(6,780)		$5,888

Income (loss) before provision for income taxes	$(21,300)	$493,358	$6,828	(476,088)		$2,798

Provision for income taxes	—	(59,607)	—			(59,607)

Net income (loss) from continuing operations	$(21,300)	$433,751	$6,828	(476,088)		$(56,809)

Loss from discontinued operations	$—	$(4,816)	$—			$(4,816)

Net income (loss)	(21,300)	428,935	6,828	(476,088)		(61,625)
Earnings per share – basic and diluted	$(0.51)	$—	—		(w)	$(0.01)
Weighted average shares outstanding – basic and diluted	41,911,711		5,102,747,512		(w)	5,144,659,223

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1.      Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Gryphon and the historical combined financial statements of ABTC, after giving effect to the Transactions using the acquisition method of accounting in accordance with ASC 805 and applying the assumptions and adjustments described in the accompanying notes.

2.      Accounting Policies

ABTC’s and Gryphon’s revenue recognition accounting policies are different, as described below. Other than the revenue recognition accounting policy, no other material differences were noted between ABTC’s and Gryphon’s accounting policies. Following the Closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Revenue Recognition

Gryphon and ABTC consider Coinbase to be the primary market for Bitcoin and, thus, use Coinbase to determine the market value of Bitcoin mined in a given day for the purposes of revenue recognition. However, ABTC uses the quoted market price of Bitcoin as of the beginning of a 24-hour period whereas Gryphon uses the average quoted market price of Bitcoin in a 24-hour period. Upon the Closing, ABTC’s policy will be the accounting policy going forward. The impact on Gryphon’s historical consolidated financial statements of this difference is deemed to be immaterial.

3.      Preliminary Purchase Consideration Allocation

Because ABTC is treated as the acquiring company for accounting purposes, ABTC’s assets and liabilities are recorded at their carrying amounts prior to the Closing and the historical operations that are reflected in the unaudited pro forma condensed combined financial information are those of ABTC. Gryphon’s assets and liabilities are measured and recognized at their fair values as of the date of the Closing and combined with the assets, liabilities and results of operations of ABTC following the Closing. The purchase consideration has been determined using the share price of Gryphon Common Stock on July 17, 2025 of $1.32 and the number of shares of Combined Company Common Stock that would be issued to Gryphon stockholders to achieve the same ownership ratio of the Combined Company. If the transaction had occurred on May 9, 2025, the date of the Merger Agreement, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of the Combined Company and the purchase consideration would be as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$318
Accounts receivable	175
Prepaid expenses	1,412
Marketable securities	49
Digital assets	787
Mining equipment, net	2,125
Deposits	975
Total assets	5,841

Total liabilities assumed:	$(9,834)
Net assets acquired	$(3,993)
Estimated purchase consideration	$136,560
Goodwill	$140,553

The consideration for the Transactions is summarized below (in thousands, except share data), assuming the Transactions occurred on July 17, 2025:

Shares of Combined Company Common Stock issued to ABTC stockholders in connection with the Transactions at an exchange ratio resulting in ABTC stockholders collectively owning approximately 98.0% of the Combined Company Common Stock, on a fully diluted basis	5,069,277,898
Shares of Combined Company Common Stock held by Gryphon stockholders, upon the effectiveness of the Transaction, collectively representing approximately 2.0% of the Combined Company Common Stock, on a fully diluted basis	103,454,651
Total shares of Combined Company Common Stock	5,172,732,549
Gryphon stock price on June 4, 2025	$1.32
Total Combined Company market cap	$6,828,007
Purchase consideration to Gryphon shareholders (2% of Combined Company market cap)	$136,560

The purchase consideration, for the purposes of presenting the accompanying pro forma condensed combined financial statements, will depend on the market price of Gryphon Common Stock on the date of Closing. The following table illustrates the effects of change in the price of Gryphon Common Stock and the resulting impact on the purchase consideration:

	Price per Share of Gryphon Common Stock	Purchase Consideration (in ‘000s)
As presented	$1.32	$136,560
20% increase	$1.58	$163,872
20% decrease	$10.6	$109,248
40% increase	$1.85	$191,184
40% decrease	$0.79	$81,936

4.      Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions. Actual results, including the final purchase consideration for accounting purposes, may differ significantly from such preliminary estimates and assumptions. Accordingly, the purchase consideration is considered preliminary and may materially change before final determination at the Closing. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the Combined Company’s financial statements.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025, are as follows:

(a)    To reflect the settlement of deposit of cash to a third-party.

(b)    To reflect the fair value adjustments of Gryphon’s fixed assets acquired by ABTC in the Transactions, offset by accumulated depreciation.

(c)     To reflect fair value adjustment of Gryphon’s carrying intangibles, plus the preliminary estimate of intangible assets acquired by ABTC in the Transactions.

(d)    To reflect the preliminary estimate of goodwill arising from the excess of the purchase consideration over the fair value of tangible and intangible assets acquired and liabilities assumed by ABTC in the Transactions.

(e)     To reflect the loss of deposit on the Gryphon Captus site that is not going to be developed by the Combined Company.

(f)     To reflect the accrual of $1.6 million in severance payments in connection with the Transactions, $0.5 million in compensation expected to be paid to certain Gryphon employees, and the $0.3 million loss on deposit related to Captus.

(g)    To reflect the pay down of Gryphon accounts payable and accrued liabilities using funds raised from the sale of shares through at-the-market offerings.

(h)    To reflect the repayment of Gryphon debt through issuance of shares of common stock and the cashless exercise by Anchorage of the Anchorage warrants.

(i)     Adjustment to reflect the exchange of ABTC Class B Common Stock for Class B Common Stock.

(j)     To reflect the settlement of subscription receivables with Gryphon investors.

The pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2025, are as follows:

(k)     Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.

(l)     To record the expense related to $1.6 million in severance payments in connection with the Transactions, $0.5 million in compensation expected to be paid to certain Gryphon employees, and loss of $0.9 million related to Captus deposit.

(m)    Reclassification of merger and transaction expenses related to previous merger attempts by Gryphon that were not consummated.

(n)    To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.

(o)    Elimination of interest expense related to Gryphon debt eliminated upon the Closing.

(p)    Adjustment to net loss per share — basic and diluted from (1) the issuance of 24,285,214 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 50,500,000 shares of ABTC Class B Common Stock for Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

The pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024, are as follows:

(q)    Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.

(r)     To reflect the $0.3 million loss on deposit related to Captus.

(s)     To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.

(t)     To reflect change in accounting policy related to fair value of Gryphon debt.

(u)    Elimination of interest expense related to Gryphon debt eliminated upon the Closing.

(v)     To record transaction-related costs related to the Transactions.

(w)    Adjustment to net loss per share — basic and diluted from (1) the issuance of 24,285,214 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 50,500,000 shares of ABTC Class B Common Stock for Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

5.      Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8, as all Bitcoin accumulated by ABTC until March 31, 2025 was retained by Hut 8 upon the consummation of the Contributions. Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations would better reflect the Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Contributions. The unrealized gains and losses reflect the quantity of the Bitcoin accumulated by the Combined Company during the periods presented.

The management pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025, are as follows:

None.

The management pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the three months ended March 31, 2025, are as follows:

(x)     To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.

(y)     To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.

The management pro forma adjustments included to unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024, are as follows:

(z)     To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.

(aa)  To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.

GRYPHON DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following is a list of Gryphon’s directors and executive officers as of May 30, 2025, along with the specific information required by Rule 14a-3 of the Exchange Act:

Name	Age	Position
Steve Gutterman	55	Chief Executive Officer and Director
Simeon Salzman	44	Chief Financial Officer and Secretary
Eric Gallie	40	Senior Vice President
Jimmy Vaiopoulos	37	Director and Chairperson of the Gryphon Board
Brittany Kaiser	37	Director
Jessica Billingsley	47	Director
Heather Cox	54	Director
Dan Tolhurst	44	Director
Dan Grigorin	33	Director
Robby Chang	47	Director

Executive Officers

Steve Gutterman Chief Executive Officer and Director

Mr. Gutterman has built, led, acquired and invested in market-changing companies for almost 30 years. From July 2021 to July 2024, he served as CEO of Falcon International, a large private cannabis company in California. Previously, he served from January 2020 to July 2021 as CEO of General Cannabis Corp, also known as TREES Corporation (OTC: CANN), a cannabis retailer and cultivator company and from May 2018 to November 2020 as President of Harvest Health & Recreation Inc. (CSE: HARV), since acquired by Trulieve (CSE: TRUL) to form the largest cannabis company in the US as measured by revenue. Prior to Harvest Health & Recreation Inc., he held a variety of senior roles including at E*TRADE Financial (Nasdaq: ETFC) from February 2000 to July 2005, where he was EVP and COO of E*TRADE Bank. During his tenure, the bank’s assets increased from $1 billion to $35 billion. He also served as the CEO of GeoPoll from November 2012 to July 2018, a market research company and was Managing Director of MBH Enterprises, a private equity company focused on technology and infrastructure, from August 2005 to November 2012. Mr. Gutterman holds a JD/MBA from Columbia University and BA cum laude in Political Science from Tufts University.

Simeon Salzman, Chief Financial Officer and Secretary

Simeon Salzman has served as Gryphon’s Chief Financial Officer since the Akerna Closing and joined Legacy Gryphon’s management team as the Chief Financial Officer on June 19, 2023. Mr. Salzman is an accomplished financial executive with a diverse background in overseeing financial functions and driving growth. From late 2020 to March 2023, Mr. Salzman served as the Chief Financial Officer and Chief Accounting Officer for Marathon Digital Holdings, Inc. (Nasdaq: MARA), a digital asset technology company. During his tenure, the company experienced significant market capitalization growth, peaking at $8 billion, up from the market capitalization of $500 million. In addition, he was an integral part of the negotiations with major investment firms and was able to secure substantial capital investments utilizing debt and equity offerings totaling approximately $2 billion dollars. Prior to that, from July 2018 to October 2020, Mr. Salzman served as the Chief Financial Officer of the Las Vegas Monorail Company, where he managed the financial operations of a completely electric, zero-emission driverless monorail transit system that served approximately 4.6 million passengers annually. During his tenure, he implemented effective financial strategies, ensuring compliance and achieving significant cost savings. Before joining the Las Vegas Monorail Company, Mr. Salzman held the position of Chief Financial Officer for Wendoh Media and Corner Bar Management from May 2015 through July 2018. He successfully revitalized various food and beverage establishments in Downtown Las Vegas by streamlining operations resulting in double-digit returns to the bottom line. Mr. Salzman holds dual degrees with a Bachelor of Science in Accounting and a Bachelor of Arts in Criminal Justice & Criminology from the University of Maryland, College Park. He is also a Certified Public Accountant.

Eric Gallie, Senior Vice President

Eric Gallie is a distinguished finance professional with 18 years of experience spanning investment management, energy finance and operations. From January 2023 to December 2024, Mr. Gallie served as Senior Analyst at Caravela Energy Partners, a private investment firm focused on energy markets, where he managed upstream and integrated oil and gas equity investment portfolios and coordinated research and trading strategies with natural gas and power traders. From September 2020 to June 2022, Mr. Gallie served as Director and Chief Financial Officer of Distinction Energy (TSX: DEE), a publicly traded oil and gas company, where he guided the company through a complex restructuring process and completed a private placement to meet TSX listing requirements. From May 2016 to September 2020, Mr. Gallie was Lead Analyst at Luminus Capital Management, an investment firm specializing in energy markets, where he oversaw upstream and integrated oil and gas investment portfolios and led strategic initiatives in the energy sector. Earlier in his career, Mr. Gallie was associated with Citadel LLC’s Surveyor Capital and RBC Capital Markets, where he specialized in natural gas markets and supply analysis. Currently, Mr. Gallie serves as a member of the board of directors for two private companies, Megalodon Energy North and White Top Oil & Gas. Mr. Gallie holds a Bachelor of Management in Finance from the University of Lethbridge.

Non-Employee Directors

Jimmy Vaiopoulos, Chairperson of the Gryphon Board

Jimmy Vaiopoulos has served as the Chairman of the Gryphon Board since September 2024. Since April 2021, Mr. Vaiopoulos has been the CFO and Co-Founder of Stack Capital Group Inc., a TSX listed issuer that invests in private late-stage technology companies. Previously, from June 2018 through April 2021, he was the CFO and Interim CEO of Hut 8 Mining Corp., now known as Hut 8 Corp., one of the earliest Bitcoin mining companies. From October 2015 to August 2018, he also worked as the CFO of UGE International Ltd., a solar developer based in New York City. He began his career at KPMG in both Audit and Deal Advisory. Mr. Vaiopoulos holds a Bachelor of Arts in Honors Business Administration and a Bachelor of Engineering Science from Western University. He is a Chartered Professional Accountant through the Institute of Chartered Accountants of British Columbia.

Brittany Kaiser

Brittany Kaiser served as chairperson of Legacy Gryphon’s board of directors since February 4, 2021. She also served as Chairperson of the Gryphon Board from the Akerna Closing until September 2024, as the chairperson of Legacy Gryphon’s board of directors since February 4, 2021 and was a director of Legacy Gryphon since December 21, 2020. Ms. Kaiser is also an independent director of Lucy Scientific Discovery Inc. (Nasdaq: LSDI), a psychotropics contract manufacturing company, since December 2020, Chief Executive Officer and director of Achayot Partners LLC, a digital asset consulting firm, since April 2019, President and director of Own Your Data Foundation, a non-profit foundation implementing digital intelligence education programs since August 2019 and co-founder of Digital Asset Trade Association, an advocacy group for distributed ledger technology since February 2018. Prior to that, Ms. Kaiser served as business development director at SCL USA, a provider of consumer research, targeted advertising and other data-related services from March 2017 to January 2018 and SCL Group Ltd. (UK) from February 2015 to March 2017. Ms. Kaiser graduated from Middlesex University School of Law in 2015.

Jessica Billingsley

Jessica Billingsley has served as a director on the Gryphon Board since the Akerna Closing. Prior to the Akerna Business Combination, Ms. Billingsley served as Chief Executive Officer and director of Akerna since starting in June 2019 and Chairman of the Gryphon Board starting in July 2019. Ms. Billingsley co-founded MJF, Akerna’s wholly-owned subsidiary, in 2010 and served as President of MJF from 2010 to April 2018 and Chief Executive Officer since May 2018. Before Akerna, she founded and led Zoco, a technology services firm with a diverse nationwide client base. Ms. Billingsley serves on the board of Nxu Inc. (Nasdaq: NXU), an energy storage and charging solution company. Ms. Billingsley served on the board and as audit chair of Bhang Inc (CSE: BHNG) from November 2020 to November 2022. She currently serves on the private board of OARO, a management solutions company and as the elected Learning Officer for the Young President’s Organization (YPO) Entrepreneurship Network Board. She has served as an active mentor for multiple accelerator programs, including for INC’s military entrepreneur program.

Jessica Billingsley is a seasoned executive and innovator with over 25 years of experience in frontier technology. She possesses in-depth expertise in private and public capital markets, successfully navigating complex transactions to drive growth and business transformation. With over 25 years of experience in advanced technologies, emerging growth markets and scaling businesses, she brings substantial domain expertise in P&L oversight, enterprise risk management, data analytics, machine learning, cybersecurity and data privacy, global supply chain management and media and public relations. She holds a dual degree in Computer Science and Communications from the University of Georgia. She has been recognized with numerous awards, including the Titan 100 CEO, Outstanding Women in Business, Inc. Top 100 Female Founder and Fortune’s Most Promising Woman Entrepreneur. Her thought leadership has been featured in prominent media outlets, including Business Insider, Bloomberg, CNN, Cheddar, Fortune and Forbes, in addition to her contributions to Entrepreneur and Rolling Stone publications.

Heather Cox

Heather Cox has been at the forefront of building and leading disruptive fintech, healthtech, data and digital businesses throughout her career, from the early days of E*TRADE to her current role as Business Unit President at Zelis, a healthcare platform company that delivers solutions that address gaps and remove the unnecessary frictions in the healthcare system. Prior to that, she served the healthcare industry’s first Chief Digital Health and Analytics Officer for Humana (NYSE: HUM) from August 2018 to February 2023. At Humana, she was accountable for building the firm’s digital care delivery operations and leading enterprise advanced analytics, including the application of artificial intelligence at scale in healthcare. Prior to Humana, Heather served as Chief Technology and Digital Officer at United Services Automobile Association (“USAA”), a financial services company providing insurance and banking products from September 2016 to March 2018, where she built personalized and digitally enabled end-to-end experiences for USAA members. Heather served as CEO of Citi FinTech at Citigroup, a fintech start-up that she designed that allowed Citigroup to harness innovation in the global fintech ecosystem. Prior, she headed Card Operations for Capital One, where she reshaped customer and digital experience for Capital One cardholders. Heather has been named to several American Banker Women to Watch Lists, including a designation of the #3 Woman to Watch nationally in banking in 2017. In 2015, she was named Digital Banker of the Year by American Banker and one of the 10 most innovative CEOs in banking by Bank Innovation. Since March 2018, Heather has served on the board of directors of NRG Energy (Nasdaq: NRG) and since August 2022, has served on the board of directors of Atlantic Union Bankshares Corporation (Nasdaq: AUB). Heather graduated cum laude with a Bachelor of Arts in Economics from the University of Illinois at Urbana-Champaign.

Robby Chang

Robby Chang has served as a director since the Akerna Closing and as a director of Legacy Gryphon since January 14, 2021. Mr. Chang has also been a director of Fission Uranium Corp. (TSX: FCU), a mineral exploration company, from April 2018 to December 2024, a director of Ur-Energy, Inc. (NYSE American: URG), an exploration stage mining company, since March 2018 and a director of Shine Minerals Corp., a company engages in the acquisition, exploration and evaluation of mineral properties, since November 2018. Mr. Chang is also the Chief Executive Officer and founder of Chang Advisory Inc., a consulting service company, since December 2020. Prior to that, from August 2019 to January 2021, Mr. Chang was an independent consultant for traditional mining and crypto currency companies. From July 2018 to March 2020, Mr. Chang was a member of the board of advisors of District Metals Corp. (TSX.V: DMX), a mineral exploration stage company. From February 2018 to August 2019, Mr. Chang served as CFO of Riot Platforms, Inc. (Nasdaq: RIOT), a provider of Bitcoin mining and data center hosting and oversaw the company’s business operations, investor relations and finances. From January 2011 to January 2018, Mr. Chang was the managing director and Head of Metals and Mining Research of Cantor Fitzgerald. Mr. Chang graduated from the Rotman School of Management at University of Toronto with his MBA in 2006.

Daniel Tolhurst

Daniel Tolhurst has served as a director of the Gryphon Board since August 2024. Mr. Tolhurst has founded, led and invested in innovative companies across multiple sectors for nearly two decades. He was the Co-Founder, President and a Board Member of Gryphon Digital Mining, Inc., from its founding in October of 2020 through the closing of its go public transaction in February 2024. From June 2018 to January 2020, he led Netflix Inc.’s Content Strategy & Analysis team in EMEA. He also held positions as a Director and Senior Manager of Corporate Strategy and Business Development at The Walt Disney Company between 2013 and 2018. Prior to that, he held positions at Booz &

Company, a management consulting firm and the Bank of Montreal Financial Group, a Canadian bank. Mr. Tolhurst holds an MBA and a Bachelor of Arts, Honors Business Administration from Ivey Business School and a Juris Doctor degree from Osgoode Hall Law School at York University.

Dan Grigorin

Dan Grigorin has served as a director of the board since October 2024. Mr. Grigorin is an industry veteran with extensive experience across investment banking, private equity, private credit and digital assets. Mr. Grigorin is a portfolio manager at Anchor Labs, Inc., where he has worked since October 2022. Prior to that, he was a credit director at New York Digital Investment Group LLC from February 2022 to September 2022, senior associate at WhiteHawk Capital Partners from June 2020 to February 2022, associate at Great American Capital Partners from August 2019 to June 2020 and associate at ING Capital LLC April 2018 to August 2019. Throughout his career, Mr. Grigorin has served as a trusted advisor to both private and public companies, guiding them through capital raises, strategic partnerships and operational optimization. Mr. Grigorin has a Bachelor of Science in Business from the Kelley School of Business at Indiana University.

Family Relationships.

There are no family relationships among any of the directors or executive officers.

Composition of the Gryphon Board

The Gryphon Board currently consists of eight directors. The Gryphon Charter and Bylaws provide that the total number of directors constituting the entire Gryphon Board shall be seven directors; provided that, the total number of directors constituting the entire Gryphon Board may be changed to such number as may be fixed from time to time exclusively by resolution adopted by the affirmative vote of at least a majority of the Gryphon Board. The Gryphon Board is divided into three classes, designated as Class I, Class II and Class III directors, with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the Class I directors, consisting of Steve Gutterman, Daniel Tolhurst and Heather Cox, will expire at Gryphon’s 2025 annual meeting of stockholders. The term of office of the Class II directors, consisting of Brittany Kaiser and Rob Chang, will expire at Gryphon’s 2026 annual meeting of stockholders. The term of office of the Class III directors, consisting of Jessica Billingsley, Dan Grigorin and Jimmy Vaiopoulos, will expire at Gryphon’s 2027 annual meeting of stockholders. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable the Gryphon Board to satisfy its oversight responsibilities effectively in light of Gryphon’s business and structure, the Gryphon Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. Gryphon believes that its directors provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As Gryphon Common Stock is listed on Nasdaq, Gryphon’s determination of the independence of directors is made using the definition of “independent director” contained in Nasdaq Listing Rule 5605(a)(2). The Gryphon Board has affirmatively determined that each of Ms. Kaiser, Ms. Billingsley, Ms. Cox and Mr. Jimmy Vaiopoulos are “independent directors,” as that term is defined in the Nasdaq rules. Under the Nasdaq rules, the Gryphon Board must be composed of a majority of “independent directors.” Additionally, subject to certain limited exceptions, the Gryphon Board’s audit, compensation and nominating and corporate governance committees also must be composed of all independent directors.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his capacity as a member of Gryphon’s audit committee, the Gryphon Board or any other committee of the Gryphon Board: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Committees of the Gryphon Board

Presently, the Gryphon Board has the following standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the standing committees is composed solely of independent directors.

Audit Committee

Gryphon has established an audit committee of the Gryphon Board. Mr. Vaiopoulos, Ms. Kaiser and Ms. Billingsley serve as the members of the Gryphon audit committee. Under the Nasdaq listing standards and applicable SEC rules, Gryphon is required to have three members of the audit committee, all of whom must be independent. Each of Mr. Vaiopoulos, Ms. Kaiser and Ms. Billingsley are independent.

Mr. Vaiopoulos serves as the chair of the audit committee. Each member of the audit committee is financially literate and the Gryphon board has determined that Mr. Vaiopoulos qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Gryphon has adopted an audit committee charter, which details the principal responsibilities of the audit committee, including:

•        To assist board oversight of (i) the integrity of Gryphon financial statements, (ii) Gryphon’s compliance with legal and regulatory requirements, (iii) Gryphon’s independent auditor’s qualifications and independence and (iv) the performance of Gryphon’s internal audit function and independent auditors; the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by Gryphon.

•        To (i) approve all audit engagement fees and terms and (ii) pre-approve all audit and permitted non-audit and tax services that may be provided by Gryphon’s independent auditors or other registered public accounting firms.

•        At least annually, to evaluate the qualifications, performance and independence of the Company’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.

•        To review and discuss with the Company’s independent auditors and management the Company’s quarterly financial statements and the disclosure under “Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s Quarterly Report on Form 10-Q before such Form 10-Q is filed; and to review and discuss the Form 10-Q for filing with the SEC.

•        To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K promulgated by the SEC) and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures and to develop policies and procedures for the Committee’s approval of related party transactions.

•        To review with management and the Company’s independent auditors: (i) any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; (ii) any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative U.S. GAAP methods; and (iii) the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.

•        To assist and advise the Gryphon Board and the Compensation Committee thereof in enforcing the Company’s executive compensation clawback policy and related laws, rules and regulations.

Compensation Committee

Gryphon has established a compensation committee of the Gryphon Board. The members of Gryphon’s compensation committee are Ms. Billingsley, Ms. Cox and Ms. Kaiser. Ms. Billingsley serves as chair of the compensation committee. Gryphon has adopted a compensation committee charter, which details the principal responsibilities of the compensation committee, including:

•        To review and approve the Company’s compensation programs and arrangements applicable to its executive officers, including, without limitation, salary, incentive compensation, equity compensation and perquisite programs and amounts to be awarded or paid to individual officers under those programs and arrangements or make recommendations to the Gryphon Board regarding approval of the same.

•        To determine the objectives of the Company’s executive officer compensation programs, identify what the programs are designed to reward and modify (or recommend that the Gryphon Board modify) the programs as necessary and consistent with such objectives and intended rewards.

•        To ensure appropriate corporate performance measures and goals regarding executive officer compensation are set and determine the extent to which they are achieved and any related compensation earned.

•        To at least annually review and approve the Company’s goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of such goals and objectives and determine and approve the CEO’s compensation level based on this evaluation.

•        To review and approve any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained.

•        To assist management in complying with Gryphon’s proxy statement and annual report disclosure requirements.

•        To implement and enforce the Company’s executive compensation clawback policy and related laws, rules and regulations, including determining what constitutes “incentive-based compensation” and, if a clawback is triggered due to a financial statement restatement, the amount of any clawback.

The charter also provides that the compensation committee may select, retain and terminate independent legal counsel and other experts or consultants, as it deems appropriate, without seeking approval of the Gryphon Board or management, including the authority to approve the fees payable to such counsel, experts or consultants and any other term of retention. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Gryphon has established a nominating and corporate governance committee of the Gryphon Board. The members of Gryphon’s nominating and corporate governance are Ms. Kaiser, Ms. Cox and Ms. Billingsley. Ms. Kaiser serves as chair of the nominating and corporate governance committee.

Gryphon has adopted a nominating and corporate governance committee charter, which details the principal responsibilities of the nominating and corporate governance committee, including:

•        The identification, evaluation and recommendation of qualified candidates to become Gryphon Board members.

•        The oversight of the implementation of and monitoring compliance with the Company’s Code of Business Conduct (other than with respect to complaints regarding accounting or auditing issues).

•        Coordinating and overseeing Gryphon Board, committee and director evaluations.

•        Periodic review of the Company’s governance documents as appropriate.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of and terminate, any search firm to be used to identify director candidates and will be directly responsible for approving the search firm’s fees and other retention terms.

Gryphon has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Gryphon Board considers educational background, diversity of professional experience, knowledge of Gryphon’s business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of Gryphon’s shareholders.

Compensation Committee Interlocks and Insider Participation

None of the members of Gryphon’s compensation committee is or has been an officer or employee of the Company. None of Gryphon’s executive officers currently serves or in the past year has served, as a member of the Gryphon Board’s compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the Gryphon Board or compensation committee. See the section titled “Certain Relationships and Related Transactions and Director Independence” for information about related party transactions involving members of Gryphon’s compensation committee or their affiliates.

Code of Ethics

Gryphon has adopted a code of ethics applicable to Gryphon’s directors, officers and employees (the “Code of Ethics”). Gryphon’s Code of Ethics and audit committee, compensation committee and nominating and corporate governance charters are available at www.gryphon.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Gryphon intends to disclose any amendments to or waivers of certain provisions of Gryphon’s Code of Ethics in a Current Report on Form 8-K. The information contained on or that can be accessed through, Gryphon’s website is not a part of or incorporated by reference into, this proxy statement/prospectus.

Trading Policies

Gryphon has adopted revised insider trading policies and procedures governing the purchase, sale and/or other dispositions of Gryphon’s securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable Nasdaq listing standards.

GRYPHON EXECUTIVE COMPENSATION

Gryphon’s named executive officers for the fiscal year ended December 31, 2024 were Steve Gutterman, Chief Executive Officer; Simeon Salzman, Chief Financial Officer; Eric Gallie, Senior Vice President; Rob Chang, Former Chief Executive Officer; and Jessica Billingsley, Former Chief Executive Officer.

Summary Compensation Table

The following table sets forth all information concerning the compensation earned, for the fiscal years ended December 31, 2024 and 2023 for services rendered to us by persons who served as Gryphon’s named executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(6) (d)	Stock Awards ($)(7) (e)	All Other Compensation ($)(8)	Total ($)
Steve Gutterman(1)	2024	128,365	129,452	1,047,363	41,885	1,347,065
Chief Executive Officer	2023	—	—	—	—	—
Simeon Salzman(2)	2024	218,926	137,500	—	—	356,426
Chief Financial Officer	2023	107,692	100,000	945,107	—	1,152,799
Eric Gallie(3)	2024	9,649	20,833	238,500	—	268,982
Senior Vice President	2023	—	—	—	—	—
Rob Chang(4)	2024	194,196	—	165,578	15,000	374,774
Former Chief Executive Officer	2023	—	—	—	—	—
Jessica Billingsley(5)	2024	229,321	—	885,248	66,573	1,181,142
Former Chief Executive Officer	2023	289,046	134,130	—	6,988	430,164

____________

(1)     Mr. Gutterman was appointed as Gryphon’s Chief Executive Officer on September 17, 2024. Prior to the appointment, Mr. Gutterman served as a member of the Gryphon Board.

(2)      Mr. Salzman became Gryphon’s Chief Financial Officer in connection with the Akerna Closing. Mr. Salzman informed Gryphon of his decision to voluntarily resign from his position effective November 15, 2024, on July 29, 2024. In connection with such resignation announcement, Mr. Salzman and Gryphon entered into a letter agreement pursuant to which Mr. Salzman would remain as Gryphon’s Chief Executive Officer through November 15, 2024. On September 26, 2024, Mr. Salzman and Gryphon agreed to rescind his letter agreement and amend his original employment in connection with Mr. Salzman’s agreement to continue serving as Gryphon’s Chief Financial Officer. The terms of Mr. Salzman’s amended employment agreement are described below.

(3)      Mr. Gallie joined Gryphon as its Senior Vice President on December 12, 2024.

(4)      Mr. Chang served as the Chief Executive Officer of Gryphon through the Akerna Closing and of the combined company through September 17, 2024, at which time he was terminated for cause pursuant to his consulting agreement, which is described below.

(5)      Ms. Billingsley served as the Chief Executive Officer of Akerna through the Akerna Closing. Mr. Billingsley now serves on Gryphon’s board. On February 8, 2024, Gryphon’s Compensation Committee finalized the grant of bonuses to executive officers in connection with their performance in 2023 and in connection with the Akerna Closing. The Committee granted the following cash bonus, all of which, along with other unpaid compensation, was then settled in shares of Gryphon Common Stock pursuant to the Share Settlement Agreement with Jessica Billingsley.

(6)      The bonuses reported in this column reflect amounts earned as discretionary bonuses pursuant to the employment agreements Gryphon has entered into with Gryphon’s named executive officers. For more information on these agreements, see the employment agreement descriptions below. The 2024 bonuses reported for Gryphon’s named executive officers have not been paid.

(7)      The amounts reported in this column reflect the aggregate grant date fair value of shares granted to the applicable named executive officer as computed in accordance with ASC Topic 718. These amounts do not necessarily correspond to the actual value recognized by the applicable named executive officer. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 1 to Gryphon’s consolidated financial statements.

(8)      The amounts shown in this column reflect fees Gryphon’s named executive officers received for service on the Gryphon Board.

Compensation Comparison for all PEOs
For the Year Ended December 31, 2024

PEO	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation as expensed by the Company
Steve Gutterman	$1,025,411	$170,250
Rob Chang	$315,092	$209,196
Jessica Billingsly	$892,139	$66,573

Compensation Comparison for all PEOs
For the Year Ended December 31, 2023

PEO	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation as expensed by the Company
Steve Gutterman	$—	$—
Rob Chang	$—	$—
Jessica Billingsly	$892,139	$434,130

Steve Gutterman Employment Agreement

On September 17, 2024, the Company entered into an executive employment agreement with Steve Gutterman (the “Gutterman Agreement”), pursuant to which Mr. Gutterman serves as the Company’s Chief Executive Officer, reporting to the Company’s board. The Gutterman Agreement has a three-year term that may be renewed for successive one-year periods by written agreement.

The Gutterman Agreement provides for (A) a $450,000 annual base salary paid in accordance with Gryphon’s normal payroll practices and which may be increased in the discretion of Gryphon’s Board, but not reduced, (B) for 2024, a pro-rated bonus based on the Company’s and/or Mr. Gutterman’s achievement of performance goals, with the sum of the 2024 and 2025 bonuses being no less than 40% of Mr. Gutterman’s base salary, (C) a target annual bonus beginning in 2025 equal to 100% of base salary, with the actual amount of such bonus determined in the discretion of Gryphon’s Board, based on the achievement of individual and/or company performance goals determined by the Gryphon Board and payable on the date annual bonuses are paid to Gryphon’s other senior executives, but in no event later than March 15th and conditioned upon Mr. Gutterman’s continued employment through the payment date, (D) a target annual stock bonus beginning in 2025 equal to 100% of Mr. Gutterman’s base salary, which may be paid in performance stock units or RSUs and which shall be subject to vesting conditions following the grant of such units, (E) a recommendation to the Gryphon Board that the Gryphon Board make a sign-on equity grant valued at $1,000,000 in the form RSUs, which will vest as to one-third (1/3rd) of the RSUs (rounded down to the nearest whole share) (x) on each of the first two anniversaries of the grant date and (y) upon the Company’s remediation of certain stock exchange listing qualification failures that exist as of the effective date of the Gutterman Agreement and (F) eligibility to participate in customary health, welfare and fringe benefit plans Gryphon provides to employees.

The Gutterman Agreement also provides Mr. Gutterman with the opportunity to earn an “incentive award” (as defined in his employment agreement) upon attainment of certain Gryphon stock price and market capitalization goals. Based on Gryphon’s stock price and market capitalization on May 20, 2025, no portion of the incentive award is expected to vest or become payable in connection with the Mergers and Mr. Gutterman’s right to receive the incentive award will terminate in connection with a termination of his employment.

All bonuses payable under the Gutterman Agreement, except the stock bonus, may be paid in cash, Bitcoin, Company equity or a mix of any of the foregoing.

Under the Gutterman Agreement, Mr. Gutterman will be entitled to receive the following severance payments and benefits upon a termination of his employment by the Company without “cause” or by Mr. Gutterman for “good reason” (each, as defined in the Gutterman Agreement and collectively, a “Qualifying Termination”), that does not occur in connection with a change in control: (i) the Accrued Obligations (as defined in the Gutterman Agreement), (ii) Mr. Gutterman’s annual base salary and (iii) the product of (x) 12 and (y) Mr. Gutterman’s monthly cost for health and welfare benefits pursuant to his elections under the Company’s health and welfare benefit plans, as in effect on the termination date (collectively, the “Non-CIC Severance”).

The Non-CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release but no later than 74 days following Mr. Gutterman’s termination. If Mr. Gutterman incurs a Qualifying Termination within 30 days prior to or 12 months following a change in control, then in addition to the Non-CIC Severance, Mr. Gutterman will be entitled to the following: (i) an amount equal to 0.5 times Mr. Gutterman’s target bonus and (ii) acceleration and vesting on a pro-rata basis (performance goals will be assumed to have been achieved at target) of each outstanding equity award held by Mr. Gutterman as of the termination date (but excluding the incentive award described above) (collectively, the “CIC Severance”).

To the extent payable in cash, the CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release, but no later than 74 days after Mr. Gutterman’s termination date. The severance payments and benefits described above are subject to Mr. Gutterman’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with his restrictive covenant obligations.

The Gutterman Agreement includes certain restrictive covenants, which include non-solicitation and non-competition covenants during the term of the Gutterman Agreement and for the 12 months following. Further, the Gutterman Agreement includes a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable to Mr. Gutterman will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code, whichever results in the better after-tax treatment to Mr. Gutterman.

Simeon Salzman Employment Agreement

On June 19, 2023, Gryphon entered into an Executive Employment Agreement (the “Salzman Agreement”) with Simeon Salzman to serve as the Chief Financial Officer of Gryphon (and, under certain circumstances, such other position as Gryphon’s Chief Executive Officer may designate), reporting to Gryphon’s Chief Executive Officer. On July 29, 2024, Mr. Salzman informed the Company that he intended to resign on November 15, 2024 and entered into a letter agreement that specified the terms and conditions of his planned separation from the Company. Subsequently, on September 26, 2024, Mr. Salzman and the Company rescinded Mr. Salzman’s resignation in connection with Mr. Salzman’s decision to remain with the Company. In connection with such rescission, the Company and Mr. Salzman amended the Salzman Agreement. The terms of the amended Salzman Agreement are described below.

Mr. Salzman receives a base salary of $275,000 and is eligible to receive an annual bonus with a target of up to 50% of his then-current base salary. Mr. Salzman received a time-based equity grant covering 390,800 shares (the “Equity Grant”), vesting as follows (subject to Mr. Salzman’s continued employment with the Company through the relevant vesting date): one sixth (1/6th) of the Equity Grant will vest upon the 6-month anniversary of the effective date of the Salzman Agreement and the remainder of the Equity Grant will vest in substantially equal quarterly installments commencing with the first quarter following the 6 month anniversary of the effective date of the Salzman Agreement. The vesting of the Equity Grant will be accelerated if Mr. Salzman is continuously employed through a change in control (excluding a reverse takeover transaction or Mergers for the purposes of listing Gryphon on a public exchange). Mr. Salzman will be entitled to receive those benefits that are made available to the other similarly situated executive employees and will be reimbursed for reasonable out-of-pocket expenses.

Upon the termination of the Salzman Agreement during the Gryphon’s first two full financial reporting quarters by (a) Mr. Salzman for good reason (as defined in the Salzman Agreement) or (b) by the Company without cause (as defined in the Salzman Agreement), then, subject to Mr. Salzman’s execution and non-revocation of and compliance with a separation and release agreement in a form provided by the Company, the Company will pay Mr. Salzman an amount equal to 3 months of his then-current base salary. Upon such a termination of the Salzman Agreement following the first two full financial reporting quarters of the Company, the Company will pay Mr. Salzman an amount equal to (a) 12 months of his then-current base salary, plus (b) Mr. Salzman’s then-current annual bonus target.

Pursuant to the Salzman Agreement, Mr. Salzman is subject to standard restrictive covenants, including a non-disparagement covenant and non-competition and customer and employee non-solicitation covenants for the period of Mr. Salzman’s employment and for the six months thereafter.

Eric Gallie Employment Agreement

On December 12, 2024, Gryphon entered into a letter agreement (the “Gallie Agreement”) with Eric Gallie, pursuant to which Mr. Gallie will serve as the Company’s Senior Vice President, Energy. The Gallie Agreement became effective on December 12, 2024 and will remain in effect indefinitely until terminated by either party.

The Gallie Agreement provides for (A) a $250,000 annual base salary paid in equal installments on the Company’s regular pay dates no less frequently than semi-monthly, (B) an annual discretionary bonus targeted at 100% of Mr. Gallie’s base salary, which may be paid in the form of 50% cash and 50% RSUs, provided that to be eligible for any bonus, Mr. Gallie must be employed on the date any such bonus is paid, (C) five (5) weeks of paid time off (“PTO”) in accordance with the Company’s PTO policy and applicable state law, (D) eligibility to participate in customary health, welfare and fringe benefit plans provided to other similarly situated executive employees of the Company and (E) within thirty days following the Effective Date, the Company will recommend to the Gryphon Board that it make a one-time equity grant to Mr. Gallie in the form of 500,000 RSUs (the “Gallie Initial Award”). The Gallie Initial Award will vest as to one-fourth (1/4th) of the RSUs on each of the first four (4) annual anniversaries of the Gallie Initial Award grant date. The Gallie Initial Award and any RSUs granted to Mr. Gallie as a bonus shall be granted pursuant to the 2024 Plan.

If the Company terminates Mr. Gallie without “cause” (as defined in the 2024 Plan) and Mr. Gallie executes and does not revoke a release of claims in favor of the Company, the Company will pay Mr. Gallie one year of his base salary over the twelve months following his termination date.

The Gallie Agreement also requires Mr. Gallie to execute the Company’s standard non-competition agreement.

Chang Advisory, Inc. Consulting Agreement

Mr. Chang served as the Company’s Chief Executive Officer through September 17, 2024. The Company terminated Mr. Chang for cause and did not provide any severance to Mr. Chang. The terms of Mr. Chang’s agreement with the Company is described herein in accordance with SEC rules.

Mr. Chang served as Gryphon’s Chief Executive Officer pursuant to a Consulting Agreement between Gryphon and Chang Advisory, Inc. (“Chang Advisory”), effective January 14, 2021 (the “Chang Agreement”). Mr. Chang is the sole owner of Chang Advisory. Under the agreement, Chang Advisory’s base fee was initially CAD $175,000 per year. The agreement provided that the base fee would increase to CAD $300,000 per year upon the closing of either: (i) an equity financing totaling at least CAD $5 million or (ii) a debt and equity financing totaling at least CAD $10 million. This condition was met in March 2021 and, accordingly, the base fee was raised to CAD $300,000 per year, which was later raised to USD $300,000. Under the agreement, Chang Advisory’s base fee for any year could not be reduced without the written consent of both Chang Advisory and Gryphon and Chang Advisory was entitled to an annual cash incentive opportunity with a target equal to 100% of Chang Advisory’s base fee for such year. The agreement further provided that Gryphon would pay to Chang Advisory harmonized sales tax on any invoice or other compensation paid to Chang Advisory in the event that Gryphon’s head office becomes located in Canada or in the event that any law or governmental authority requires that such tax be remitted by Chang Advisory in respect of any such compensation.

On the effective date of the agreement, Chang Advisory became entitled to purchase, for USD $0.004 per share, 15.2% of the outstanding shares of common stock of Gryphon as of such date. In the event that Chang Advisory’s engagement with Gryphon terminated by reason of Chang Advisory’s resignation or by reason of a material breach by Chang Advisory of the agreement or for cause (as defined in the Chang Agreement), prior to the one-year anniversary of the effective date of the agreement, Gryphon or any other affiliate of Gryphon had the right (but not the obligation) to repurchase (i) 75% of such shares if such termination occurred within six months of the effective date of the agreement; and (ii) 50% of such shares if such termination occurred after six months and within one year of such effective date, in each case for a price of USD $0.004 per share. Such repurchase right expired on the one-year anniversary of the effective date of the agreement.

In the event that Chang Advisory’s engagement was terminated by Gryphon without cause, was terminated by Chang Advisory for good reason or in the event that there was a change in control (as defined in the agreement), all unvested equity awards held by Chang Advisory would have accelerated vesting and, with respect to any stock options, such options would remain fully exercisable until their original expiry date. In the event of Chang Advisory’s termination for cause or voluntary resignation, all equity awards granted to Chang Advisory that are outstanding on the date of such termination or resignation would have continued to vest on the original schedule and any stock options would have remained exercisable until the earlier of (i) the expiration date set forth in the applicable stock option agreement; or (ii) the expiration of 6 months measured from the date of such termination or resignation.

The agreement also provided that Chang Advisory will be entitled to receive reimbursement from Gryphon for all reasonable business expenses and Mr. Chang and his partner and dependents would be eligible to participate in the benefit plans that are available to the executive officers of Gryphon. Under the agreement, Gryphon would have indemnified Chang Advisory and Mr. Chang to the fullest extent permitted by law against all costs, charges, awards, legal fees and expenses which Chang Advisory and/or Mr. Chang were involved because of its/his/their association with Gryphon and Gryphon would have at all times maintain a Directors and Officers Insurance Policy under which Chang Advisory and Mr. Chang would be insured.

Upon termination of engagement due to the death or disability (as defined in the agreement) of Chang Advisory, Chang Advisory would have been entitled to receive: (i) any unpaid annual bonus for the year immediately prior to the year of such termination (in an amount equal to the greater of the bonus percentage accrued by Gryphon or Chang Advisory’s target annual bonus) and (ii) a pro-rated share of Chang Advisory’s target annual bonus for the year of such termination (in an amount equal to the bonus percentage accrued by Gryphon through the last closed accounting month prior to such termination but with such bonus percentage being deemed to be fully accrued if Gryphon was at least on target to attain the appropriate financial targets for such year). In addition, in the case of termination due to disability, Gryphon would have continued Chang Advisory’s and/or Mr. Chang’s participation in the benefit plans for so long as he remained disabled as defined under those plans.

Under the agreement, if Gryphon terminated Chang Advisory’s engagement (other than for cause or as a result of Chang Advisory’s death or disability) or in the event Chang Advisory resigns for good reason or in the event of a termination of Chang Advisory’s engagement whether by Chang Advisory or by Gryphon for any reason other than cause within 6 months of a change in control, then Gryphon would have paid to Chang Advisory (i) a termination fee equal to the annual fee; (ii) bonus for any prior year that has been earned but was unpaid (in an amount equal to the greater of the bonus percentage accrued by Gryphon or Chang Advisory’s target annual bonus); and (iii) a pro-rated share of Chang Advisory’s target annual bonus for the year of such termination (in an amount equal to the bonus percentage accrued by Gryphon through the last closed accounting month prior such termination but with such bonus percentage being deemed to be fully accrued if Gryphon was at least on target to attain the appropriate financial targets for such year). As mentioned above, the Company terminated Mr. Chang for cause and as such, no severance payments were made to Mr. Chang. The Chang Agreement was terminated in connection with the Company’s termination of Mr. Chang and is therefore no longer in effect. Mr. Chang continues to serve the Company as a non-employee member of the Gryphon Board.

Jessica Billingsley Employment Agreement

Ms. Billingsley served as the Chief Executive Officer of Akerna through Akerna’s Mergers with the Company pursuant to an employment agreement with Akerna (the “Billingsley Agreement”). The Billingsley Agreement was terminated in connection with the Mergers, but the terms of the Billingsley Agreement are described below in compliance with SEC rules. Ms. Billingsley now serves as a member of the Company’s board.

Akerna paid Ms. Billingsley an annual base salary in the amount of $300,000. The base salary was subject to (i) review at least annually by the Gryphon Board for increase, but not decrease and (ii) automatic increase by an amount equal to $50,000 from its then current level on the date upon which Akerna’s aggregate, gross consolidated trailing twelve month (TTM) revenue equals the product of (x) two multiplied by (y) Akerna’s TTM revenue as of the Akerna Closing.

Ms. Billingsley was eligible for an annual bonus (the “Annual Bonus”) with respect to each fiscal year ending during her employment. Her target annual cash bonus was in the amount of one hundred percent (100%) of her base salary (the “Target Bonus”) with the opportunity to earn greater than the Target Bonus upon achievement of above target performance. The amount of the Annual Bonus was determined by the Gryphon Board on the basis of fulfillment of the objective performance criteria established in its reasonable discretion. The performance criteria for any particular fiscal year was set no later than ninety days after the commencement of the relevant fiscal year.

Ms. Billingsley was entitled to participate in annual equity awards and employee benefits. She was indemnified by Akerna for any and all expenses (including advancement and payment of attorneys’ fees) and losses arising out of or relating to any of her actual or alleged acts, omissions, negligence or active or passive wrongdoing, including the advancement of expenses she incurred. The foregoing indemnification was in addition to the indemnification provided to her by Akerna pursuant to her indemnification agreement.

In the event of Ms. Billingsley’s termination for cause or without good reason, Akerna was obligated to pay any accrued but unpaid base salary and any Annual Bonus earned and awarded for the fiscal year prior to that in which the termination occurs. In the event of Ms. Billingsley’s termination without cause or with good reason, Akerna was obligated to pay any accrued but unpaid base salary, any Annual Bonus earned and awarded for the fiscal year prior to that in which the termination occurs, a cash severance payment equal to her base salary, pro-rated Annual Bonus for the fiscal year in which the termination occurs through the date of termination and twelve months of health benefits.

The Billingsley Agreement also contained non-competition and non-solicitation provisions that applied through her employment and for a term of one year thereafter and which were in addition to the non-competition and non-solicitation provisions prescribed under a certain Non-Competition Agreement between Ms. Billingsley and Akerna. The Billingsley Agreement also contained a non-disparagement provision that applies through her employment and for a term of two years thereafter.

The Billingsley Agreement was terminated in connection with the Akerna Business Combination and is therefore no longer in effect. Ms. Billingsley continues to serve the Company as a non-employee member of the Gryphon Board.

Outstanding Equity Awards at 2024 Fiscal Year-End

A summary of the number and the value of the outstanding equity awards as of December 31, 2024 held by the named executive officers is set out in the table below.

		Stock Awards(1)
Name	Date of Grant	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steve Gutterman	02/23/2023	42,105	(1)	16,884	—		—
Chief Executive Officer	10/02/2024	1,114,454	(2)	446,896	557,227	(3)	223,448
Simeon Salzman	06/19/2023	450,040	(4)	180,466	—		—
Chief Financial Officer	—	—		—	—		—
Eric Gallie	12/17/2024	500,000	(5)	200,500	—		—
Senior Vice President	—	—		—	—		—
Rob Chang	10/31/2024	264,080	(6)	105,896	—		—
Former Chief Executive Officer	—	—		—	—		—
Jessica Billingsley	10/31/2024	264,080	(7)	105,896	—		—
Former Chief Executive Officer	—	—		—	—		—

____________

(1)      This restricted stock unit grant of 84,210 vests in equal installments of 14,035 RSUs over three years every six-month anniversary from the grant date, February 23, 2023, subject to Mr. Gutterman’s continued employment with the Company. Remaining vesting dates as of December 31, 2024 are as follows, February 23, 2025, August 23, 2025 and February 23, 2026.

(2)      The restricted stock units subject to this award vest in equal installments on each of the first two anniversaries of the grant date, September 30, 2024, subject to Mr. Gutterman’s continued employment with the Company.

(3)      The restricted stock units subject to this award vest upon the Company’s remediation of certain stock exchange listing qualification failures that exist as of the effective date of the Gutterman Agreement.

(4)      Subject to Mr. Salzman’s continued employment through each applicable vesting date, the restricted stock units subject to this award vest one sixth (1/6th) upon the 6-month anniversary of the effective date of the Salzman Agreement and the remainder of the restricted stock units will vest in substantially equal quarterly installments commencing with the first quarter following the 6-month anniversary of the effective date of the Salzman Agreement. The vesting of the Equity Grant will be accelerated if Mr. Salzman is continuously employed through a change in control.

(5)      The restricted stock units subject to this award vest as to one-fourth (1/4th) of the RSUs on each of the first four (4) annual anniversaries of the grant date.

(6)      The restricted stock units subject to this award vest as to one-fourth (1/4th) of the RSUs on each of the first four (4) quarterly anniversaries of October 1, 2024.

(7)      The restricted stock units subject to this award vest as to one-fourth (1/4th) of the RSUs on each of the first four (4) quarterly anniversaries of October 1, 2024.

Pension Benefits

None of Gryphon’s employees participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by Gryphon. Gryphon’s Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in the Company’s best interest.

Non-qualified Deferred Compensation

None of Gryphon’s employees participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Gryphon’s Compensation Committee may elect to provide Gryphon’s officers and other employees with non-qualified defined contribution or other non-qualified compensation benefits in the future if it determines that doing so is in the Company’s best interest.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Gryphon that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the issuer.

In accordance with the terms of their respective employment agreements, as described herein, outstanding equity awards held by Gryphon’s named executive officers will accelerate and vest in connection with the Mergers. Additionally, Gryphon’s named executive officers may be entitled to receive additional compensation in connection with the Mergers upon certain termination scenarios. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and is subject to a non-binding advisory vote of Gryphon’s shareholders. For more information on the “golden parachute” proposal, please see “Advisory Golden Parachute Proposal (Proposal 8)” this proxy statement/prospectus.

The amounts shown in the table below do not include equity awards outstanding that vested in accordance with their existing terms prior to May 20, 2025 (the latest practicable date determined in accordance with Item 402(t) of Regulation S-K) and are estimates based on multiple assumptions that may or may not actually occur or be accurate at the time of the Mergers, which assumptions include: (i) that the Closing Date is May 20, 2025 and (ii) the relevant price per share is $1.17, which equals the average closing price of a share of Gryphon Common Stock as reported on Nasdaq over the five business day period following the first public announcement of the entry into the Merger Agreement. Certain equity awards that would be unvested as of May 20, 2025 and included in the table below may vest independently of and prior to, the merger pursuant to their terms. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. Rob Chang and Jessica Billingsley, each a former Chief Executive Officer of Gryphon, are not entitled to any compensation in connection with the Mergers that could be considered “golden parachute” compensation, so they are excluded from the disclosure and discussion below. Gryphon’s named executive officers’ employment agreements are described in further detail in the section entitled “Gryphon Executive Compensation” of this proxy statement/prospectus.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Steve Gutterman – Chief Executive Officer(4)	675,000	1,553,630	62,164	2,290,794
Sim Salzman – Chief Financial Officer(5)	412,500	—	—	412,500
Eric Gallie – Senior Vice President(6)	250,000	585,000	—	835,000

____________

(1)      Cash Amounts

Steve Gutterman

The cash amount disclosed for Mr. Gutterman is payable pursuant to his employment agreement and presumes Mr. Gutterman incurs a “qualifying termination” (as defined in his employment agreement, generally a termination without cause or for good reason) in connection with the Mergers (within thirty days prior to or twelve months following). Upon such qualifying termination, Mr. Gutterman is entitled to receive one times his base salary ($450,000, which can be triggered only by Mr. Gutterman’s qualifying termination) and one-half of his target bonus ($225,000, which is triggered by both a qualifying termination and change in control within thirty days prior to or twelve months following such change in control). The cash amount is subject to a release of claims and is payable in a lump sum as soon as practicable following the effective date of the release.

Sim Salzman

The cash amount disclosed for Mr. Salzman is a single trigger amount payable pursuant to his employment agreement and presumes Mr. Salzman incurs a termination for “good reason” or without “cause” (each as defined in his employment agreement). Upon such a termination, then subject to Mr. Salzman’s execution and non-revocation of a release of claims, Gryphon would pay him an amount equal to the sum of (A) twelve months of his base salary ($275,000), plus (B) Mr. Salzman’s annual bonus target ($137,500), with such amount being paid in twelve equal installments in accordance with Gryphon’s regular payroll schedule, beginning on the first payroll date following the date the release of claims becomes effective.

Eric Gallie

The cash amount disclosed for Mr. Gallie is a single trigger amount payable pursuant to his employment agreement and presumes Mr. Gallie is terminated without “cause” (as defined in Gryphon’s equity plan). In such a case, Mr. Gallie will receive one year of his base salary ($250,000), which is payable in substantially equal installments following his termination date, subject to his execution and non-revocation of a release of claims.

(2)      Equity Amounts

Steve Gutterman

The equity amount disclosed for Mr. Gutterman is a double trigger arrangement that is also payable pursuant to his employment agreement and upon a qualifying termination in connection with the Mergers (within thirty days prior to or twelve months following), in which case Mr. Gutterman is entitled to pro-rata acceleration of each outstanding equity award based on the number of days employed in the vesting period, with performance goals, if any, deemed achieved at target. The value of Mr. Gutterman’s accelerating restricted stock units is shown in the table above. The equity acceleration is also subject to a release of claims and would become effective following the effective date of the release.

Pursuant to Mr. Gutterman’s employment agreement, he is entitled to receive an “incentive award” (as defined in his employment agreement) upon the attainment of certain Gryphon stock price and market capitalization goals. Based on Gryphon’s stock price and market capitalization on May 20, 2025, no portion of the incentive award is expected to vest or become payable in connection with the Mergers and Mr. Gutterman’s right to receive the incentive award will terminate in connection with a termination of his employment.

Sim Salzman

Although Mr. Salzman’s employment agreement entitles him to single trigger acceleration if Mr. Salzman is continuously employed by Gryphon through a change in control, all of Mr. Salzman’s outstanding RSUs vested prior to May 20, 2025.

Eric Gallie

The equity amount disclosed for Mr. Gallie is a single trigger arrangement payable pursuant to his employment agreement, which provides for full acceleration of the RSUs granted under Mr. Gallie’s employment agreement upon a change in control. None of the RSUs have previously vested, so the amount disclosed is the value of the full RSU grant.

(3)      Benefits Amounts

The benefits amount disclosed for Mr. Gutterman consists of twelve times his monthly cost of health and welfare benefits ($2,724), which is payable in cash in a lump sum as soon as practicable following the effective date of a release of claims. This is a single trigger payment upon Mr. Gutterman’s qualifying termination. The benefits amount is subject to a release of claims and is payable in a lump sum as soon as practicable following the effective date of the release.

(4)      Mr. Gutterman’s receipt of the benefits described herein is subject to his compliance with the customer/employee non-solicitation, noncompetition, non-disparagement and confidentiality covenants set forth in the Gutterman Agreement for the duration of his employment with Gryphon and for the one year following his termination of employment.

(5)      Mr. Salzman’s receipt of the benefits described herein is subject to his compliance with the customer/employee non-solicitation, noncompetition, non-disparagement and confidentiality covenants set forth in the Salzman Agreement for the duration of his employment with Gryphon and for the six months following his termination of employment.

(6)      Mr. Gallie’s receipt of the benefits described herein is subject to his compliance with the customer/employee non-solicitation, noncompetition, non-disparagement and confidentiality covenants set forth in the Gallie Agreement for the duration of his employment with Gryphon and for the one year following his termination of employment.

Employee Benefits and Stock Plans

Gryphon Digital Mining Inc. 2024 Omnibus Incentive Plan.

Set forth below is a summary of the material features of the 2024 Plan, which was adopted in connection with the Akerna Closing.

The 2024 Plan provides for the following grants: (a) ISOs (within the meaning of Section 422 of the Code); (b) NSOs, (c) SARs, (d) restricted stock grants, (e) RSU grants, (f) performance grants and (g) other grants based in whole or in part by reference to shares that are granted pursuant to the terms and conditions of the 2024 Plan.

Subject to any Capitalization Adjustment and the automatic increase and any other applicable provisions in the 2024 Plan, the 2024 share reserve was originally set at 15% of the total number of the shares of common stock outstanding at the Akerna Closing (the “2024 Share Reserve”), subject to a discretionary annual increase by the Gryphon Board. As of July 28, 2025, there were 1,061,477 shares of Gryphon Common Stock available for issuance pursuant to the 2024 Plan. The 2024 Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2033 by the lesser of (a) 3% of the total number of the shares of Gryphon Common Stock outstanding on December 31st of the immediately preceding calendar year and (b) such number of shares determined by the Gryphon Board.

Following the effective date of the 2024 Plan (the “2024 Plan Effective Date”), any shares subject to an outstanding grant or any portion thereof granted under the 2024 Plan will be returned to the 2024 Share Reserve and will be available for issuance in connection with subsequent grants under the 2024 Plan to the extent such shares: (a) are canceled, forfeited or settled in cash; (b) are used to pay the exercise price of such outstanding grant or any Tax-Related Items arising in connection with vesting, exercise or settlement of such outstanding grant; (c) are surrendered pursuant to an Exchange Program; (d) expire by their terms at any time; or (e) are 2024 Returning Shares. Shares subject to Substitute Grants will not be deducted from the Share Reserve and may not be returned to the 2024 Share Reserve as 2024 Returning Shares. For purposes of the 2024 Plan, “Exchange Program” means a program pursuant to which (a) outstanding grants are surrendered, canceled or exchanged for cash, the same type of grant or a different grant (or combination thereof) or (b) the exercise price of an outstanding grant is increased or reduced.

Subject to the provisions relating to Capitalization Adjustments, the Incentive Stock Option Limit is 5,810,033 shares which was 15% of the total number of shares of common stock outstanding at the Akerna Closing.

If there is a Capitalization Adjustment after the 2024 Plan Effective Date, then (a) the maximum number and class of shares or type of security reserved for issuance and future grant from the 2024 Share Reserve, (b) the exercise price, purchase price and number and class of shares or type of security subject to outstanding grants and (c) the number and class of shares subject to the Incentive Stock Option Limit, will be proportionately adjusted, subject to any required action by the Gryphon Board or the stockholders of the Company and in compliance with applicable laws; provided that fractions of a share will not be issued.

The shares issuable under the 2024 Plan will be authorized but unissued or forfeited shares, treasury shares or shares reacquired by the Company in any manner.

ISOs may be granted only to employees of the Company and its parent and any subsidiary entities (to the extent permitted under Section 422 of the Code). All other grants may be granted to employees, consultants and directors, provided such consultants and directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

The maximum number of shares subject to grants (and of cash subject to cash-settled grants) granted under the 2024 Plan or otherwise during any one calendar year to any non-employee director for service on the Gryphon Board, taken together with any cash fees paid by the Company to such non-employee director during such calendar year for service on the Gryphon Board, will not exceed $1,000,000 in total value (calculating the value of any such grants based on the grant date fair value of such grants for financial reporting purposes).

The 2024 Plan will be administered by the Compensation Committee or the Gryphon Board acting as the Compensation Committee (the “Gryphon Administrator”). Each option or SAR will be in such form and will contain such terms and conditions as the Gryphon Administrator deems appropriate. Each SAR will be denominated in share equivalents. The provisions of separate options or SARs need not be identical.

Options and SARs may be exercisable within the times or upon the events determined by the Gryphon Administrator and as set forth in the grant agreement governing such grant. No option or SAR will be exercisable after the expiration of ten (10) years from the date the option or SAR is granted or such shorter period specified in the grant agreement. In addition, in the case of an ISO granted to a person who, at the time the ISO is granted, is a Ten Percent Holder, such option may not be exercisable after the expiration of five (5) years from the date the ISO is granted.

The exercise price of an option or SAR will be such price as is determined by the Gryphon Administrator and set forth in the grant agreement; provided that (a) in the case of an ISO (i) granted to a Ten Percent Holder, the exercise price will be no less than one hundred ten percent (110%) of the fair market value (as defined in the 2024 Plan) on the date of grant and (ii) granted to any other employee, the exercise price will be no less than one hundred percent (100%) of the fair market value on the date of grant and (b) in the case of an NSO or SAR, the exercise price will be such price as is determined by the Gryphon Administrator. Notwithstanding the foregoing, an option or SAR that is a Substitute Grant may be granted with an exercise price lower than one hundred percent (100%) of the fair market value.

Upon exercise of a SAR, a grantee will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the fair market value of a share on the date of exercise over the exercise price, by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Gryphon Administrator, the payment from the Company for the SAR exercise may be in cash, in shares of equivalent value or in some combination thereof.

Unless explicitly provided otherwise in a grantee’s grant agreement, if a grantee’s continuous service status (as defined in the 2024 Plan) is terminated, the grantee (or his or her legal representative, in the case of death) may exercise his or her option or SAR (to the extent such grant was exercisable on the termination date) within the following period of time following the termination of the grantee’s continuous service status: (a) three (3) months following a termination of a grantee’s continuous service status by the Company or any parent or subsidiary without cause (as defined in the 2024 Plan) or by the grantee for any reason (other than due to death or disability (as disability is defined in the 2024 Plan)); (b) six (6) months following a termination due to the grantee’s disability; (c) twelve (12) months following a termination due to the grantee’s death; and (d) twelve (12) months following the grantee’s death, if such death occurs following the date of such termination but during the period such grant is otherwise exercisable (as provided in clauses (a) or (b) above).

Except as otherwise provided in the grant agreement, if a grantee’s continuous service status is terminated by the Company or any parent or subsidiary for cause, the grantee’s options or SARs will terminate and be forfeited immediately upon such grantee’s termination of continuous service status and the grantee will be prohibited from exercising any portion (including any vested portion) of such grants on and after the date of such termination of continuous service status.

To the extent that the aggregate fair market value of shares with respect to which options designated as ISOs are exercisable for the first time by any grantee during any calendar year (under all plans of the Company or any parent or subsidiary of the Company) exceeds one hundred thousand dollars ($100,000), such excess options will be treated as NSOs. For this purpose, ISOs will be taken into account in the order in which they were granted and the fair market value of the shares subject to an ISO will be determined as of the date of the grant of such option.

Without stockholder approval, the Gryphon Administrator may modify, extend or renew outstanding options or SARs and authorize the grant of new options or SARs in substitution therefor, including in connection with an Exchange Program. Any such action may not, without the written consent of a grantee, materially impair any of such grantee’s rights under any grant previously granted, except that the Gryphon Administrator may reduce the exercise price of an outstanding option or SAR without the consent of a grantee by a written notice (notwithstanding any adverse tax consequences to the grantee arising from the repricing); provided, however, that the exercise price may not be reduced below the fair market value on the date the action is taken to reduce the exercise price.

A restricted stock grant is an offer by the Company to sell or issue (with no payment required, unless explicitly provided otherwise in a grantee’s grant agreement) shares to a grantee that are subject to certain specified restrictions. Each restricted stock grant will be in such form and will contain such terms and conditions as the Gryphon Administrator will deem appropriate. The terms and conditions of restricted stock grants may change from time to time and the terms and conditions of separate grant agreements need not be identical.

The purchase price for shares issued pursuant to a restricted stock grant, if any, will be determined by the Gryphon Administrator on the date the restricted stock grant is granted and, if permitted by applicable law, no cash consideration will be required in connection with the payment for the purchase price where the Gryphon Administrator provides that payment will be in the form of services previously rendered.

Grantees holding restricted stock grants will be entitled to receive all dividends and other distributions paid with respect to such shares, unless the Gryphon Administrator provides otherwise at the time the grant is granted. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the restricted stock grants with respect to which they were paid.

An RSU grant is a grant covering a number of shares that may be settled in cash or by issuance of those shares at a date in the future. Each RSU grant will be in such form and will contain such terms and conditions as the Gryphon Administrator will deem appropriate. The terms and conditions of RSU grants may change from time to time and the terms and conditions of separate grant agreements need not be identical. Unless otherwise determined by the Gryphon Administrator, no purchase price will apply to an RSU settled in shares. Payment of vested RSUs will be made as soon as practicable after the date(s) determined by the Gryphon Administrator and set forth in the grant agreement. The Gryphon Administrator, in its sole discretion, may settle vested RSUs in cash, shares or a combination of both.

The Gryphon Administrator may permit grantees holding RSUs to receive dividend equivalent rights (as defined in the 2024 Plan) on outstanding RSUs if and when dividends are paid to stockholders on shares. In the discretion of the Gryphon Administrator, such dividend equivalent rights may be paid in cash or shares and may either be paid at the same time as dividend payments are made to stockholders or delayed until shares are issued pursuant to the underlying RSUs and may be subject to the same vesting or performance requirements as the RSUs. If the Gryphon Administrator permits dividend equivalent rights to be made on RSUs, the terms and conditions for such dividend equivalent rights will be set forth in the applicable grant agreement.

A performance grant is a grant that may be granted, may vest or may become eligible to vest contingent upon the attainment during a performance period of performance goals determined by the Gryphon Administrator. Performance grants may be granted as options, SARs, restricted stock, RSUs or other grants, including cash-based grants.

Performance grants will be based on the attainment of performance goals that are established by the Gryphon Administrator for the relevant performance period. Prior to the grant of any performance grant, the Gryphon Administrator will determine and each grant agreement will set forth the terms of each performance grant. A performance grant may but need not require the grantee’s completion of a specified period of service. The Gryphon Administrator will determine the extent to which a performance grant has been earned in its sole discretion. The Gryphon Administrator may reduce or waive any criteria with respect to a performance goal or adjust a performance goal (or method of calculating the attainment of a performance goal) to take into account unanticipated events, including changes in law and accounting or tax rules, as the Gryphon Administrator deems necessary or appropriate or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The Gryphon Administrator may also adjust or eliminate the compensation or economic benefit due upon attainment of performance goals in its sole discretion, subject to any limitations contained in the grant agreement and compliance with applicable law.

Other forms of grants valued in whole or in part by reference to or otherwise based on, shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value of the shares at the time of grant) may be granted either alone or in addition to other grants provided for in the 2024 Plan. Subject to the provisions of the 2024 Plan and applicable law, the Gryphon Administrator may determine the persons to whom and the time or times at which such other grants will be granted, the number of shares (or the cash equivalent thereof) to be granted pursuant to such other grants and all other terms and conditions of such other grants.

Payment from a grantee for shares acquired pursuant to the 2024 Plan may be made in cash or cash equivalents or, where approved for the grantee by the Gryphon Administrator and where permitted by applicable law (and to the extent not otherwise set forth in the applicable grant agreement): (a) by cancellation of indebtedness of the Company owed to the grantee; (b) by surrender of shares held by the grantee that are clear of all liens, claims, encumbrances or security interests and that have a fair market value on the date of surrender equal to the aggregate payment required; (c) by waiver of compensation due or accrued to the grantee for services rendered or to be rendered to the Company or an affiliate; (d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Gryphon Administrator in connection with the 2024 Plan; (e) by the Company withholding otherwise deliverable shares having a fair market value on the date of withholding equal to the aggregate payment required; (f) by any combination of the foregoing; or (g) by any other method of payment as is permitted by applicable law.

Regardless of any action taken by the Company or any affiliate, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax or other Tax-Related Items related to the grantee’s participation in the 2024 Plan and legally applicable to the grantee, including any employer liability for which the grantee is liable (the “Tax-Related Items”) is the grantee’s responsibility.

Unless otherwise provided in the grantee’s grant agreement, the Gryphon Administrator or its delegate(s) (as permitted by applicable law), in its sole discretion and pursuant to such procedures as it may specify from time to time and subject to limitations of applicable law, may require or permit a grantee to satisfy any applicable withholding obligations for Tax-Related Items, in whole or in part by (without limitation): (a) requiring the grantee to make a cash payment; (b) withholding from the grantee’s wages or other cash compensation paid to the grantee by the Company or any affiliate; (c) withholding from the shares otherwise issuable pursuant to a grant; (d) permitting the grantee to deliver to the Company already-owned shares; or (e) withholding from the proceeds of the sale of otherwise deliverable shares acquired pursuant to a grant either through a voluntary sale or through a mandatory sale arranged by the Company. The Company or an affiliate may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including up to the maximum applicable rate in the grantee’s jurisdiction.

Except as expressly provided in the 2024 Plan or an applicable grant agreement or otherwise determined by the Gryphon Administrator, grants granted under the 2024 Plan will not be transferable or assignable by the grantee, other than by will or by the laws of descent and distribution. Any options, SARs or other grants that are exercisable may only be exercised: (a) during the grantee’s lifetime only by (i) the grantee or (ii) the grantee’s guardian or legal representative; or (b) after the grantee’s death, by the legal representative of the grantee’s heirs or legatees. The Gryphon Administrator may permit transfer of grants in a manner that is not prohibited by applicable law.

No grantee will have any of the rights of a stockholder with respect to any shares until the shares are issued to the grantee, except for any dividend equivalent rights permitted by an applicable grant agreement. After shares are issued to the grantee, the grantee will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares, subject to any repurchase or forfeiture provisions in any restricted stock grant, the terms of the Company’s insider trading policy and applicable law.

Without prior stockholder approval, the Gryphon Administrator may conduct an Exchange Program, subject to consent of an affected grantee (unless not required in connection with a repricing pursuant to the 2024 Plan or under the terms of a grant agreement) and compliance with applicable law.

All grants granted under the 2024 Plan will be subject to clawback or recoupment under any clawback or recoupment policy adopted by the Gryphon Board or the Gryphon Administrator or required by applicable law during the term of grantee’s employment or other service with the Company that is applicable to officers, employees, directors or other service providers of the Company. In addition, the Gryphon Administrator may impose such other clawback, recovery or recoupment provisions in a grant agreement as the Gryphon Administrator determines necessary or appropriate.

Except as otherwise provided in the applicable grant agreement or as determined by the Gryphon Administrator, if a grantee’s continuous service status terminates for any reason, vesting of a grant will cease and such portion of a grant that has not vested will be forfeited and the grantee will have no further right, title or interest in any then-unvested portion of the grant. In addition, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares held by the grantee under a restricted stock grant that have not vested as of the date of such termination, subject to the terms of the applicable grant agreement.

In the event that the Company is subject to a change in control (as defined in the 2024 Plan), outstanding grants acquired under the 2024 Plan will be subject to the agreement evidencing the change in control, which need not treat all outstanding grants in an identical manner. Such agreement, without the grantee’s consent, may provide for one or more of the following with respect to all outstanding grants as of the effective date of such change in control: (a) the continuation of an outstanding grant by the Company (if the Company is the successor entity); (b) the assumption of an outstanding grant by the successor or acquiring entity (if any) of such change in control (or by its parents, if any); (c) the substitution by the successor or acquiring entity in such change in control (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding grants; (d) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding grant and lapse of the Company’s right to repurchase or re-acquire shares acquired under a grant or lapse of forfeiture rights with respect to shares acquired under a grant; (e) the settlement of such outstanding grant (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount provided in the definitive agreement evidencing the change in control, followed by the cancellation of such grants; or (f) the cancellation of outstanding grants in exchange for no consideration.

The Company, from time to time, may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting a grant under the 2024 Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under the 2024 Plan if the terms of such assumed award could be applied to a Substitute Grant. Such substitution or assumption will be permissible if the holder of the Substitute Grant would have been eligible to be granted a grant under the 2024 Plan if the other company had applied the rules of the 2024 Plan to such grant. The exercise price and the number and nature of shares issuable upon exercise or settlement of any such Substitute Grant will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

The 2024 Plan will be administered by the Gryphon Administrator. Without limitation, the Gryphon Administrator will have the authority to, subject to the preceding sentence: (a) construe and interpret the 2024 Plan, any grant agreement and any other agreement or document executed pursuant to the 2024 Plan; (b) prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to the 2024 Plan or any grant (including the terms or conditions of any grant); (c) approve persons to receive grants; (d) determine the form, terms and conditions of grants; determine the number of shares or other consideration subject to grants; (e) determine the fair market value in good faith and interpret the applicable provisions of the 2024 Plan and the definition of fair market value in connection with circumstances that impact the fair market value, if necessary; (f) determine whether grants will be granted singly, in combination with, in tandem with, in replacement of or as alternatives to, other grants under the 2024 Plan or awards under any other incentive or compensation plan of the Company or any affiliate; (g) grant waivers of any conditions of the 2024 Plan or any grant; (h) determine the vesting, exercisability and payment of grants; (i) correct any defect, supply any omission or reconcile any inconsistency in the 2024 Plan, any grant or any grant agreement; determine whether a grant has been earned or has vested; (j) determine the terms and conditions of any and to institute any exchange program; (k) adopt or revise rules and/or procedures (including the adoption or revision of any subplan under the 2024 Plan) relating to the operation and administration of the 2024 Plan to facilitate compliance with requirements of local law and procedures outside the United States (provided that Gryphon Board approval will not be necessary for immaterial modifications to the 2024 Plan or any grant agreement made to ensure or facilitate compliance with the laws or regulations of the relevant foreign jurisdiction); (l) delegate any of the foregoing to one or more persons pursuant to a specific delegation as permitted by the terms of the 2024 Plan and applicable law, including Section 157(c) of the Delaware General Corporation Law; and (m) make all other determinations necessary or advisable in connection with the administration of the 2024 Plan. Gryphon expects that Gryphon’s Compensation Committee will administer the 2024 Plan.

To the maximum extent permitted by applicable laws, each member of the Gryphon Administrator (including officers of the Company or an affiliate of the Company, if applicable) or of the Gryphon Board, as applicable, will be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the 2024 Plan or pursuant to the terms and conditions of any grant except for actions taken in bad faith or failures to act in good faith and (ii) any and all amounts paid by him or her in settlement thereof, with the Company’s approval or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided that such member will give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Gryphon Charter or Bylaws, by contract, as a matter of law or otherwise or under any other power that the Company may have to indemnify or hold harmless each such person.

The 2024 Plan and all grants granted thereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

The Gryphon Administrator may amend the 2024 Plan or any grant in any respect the Gryphon Administrator deems necessary or advisable, subject to the limitations of applicable law and the 2024 Plan. If required by applicable law, the Company will seek stockholder approval of any amendment of the 2024 Plan that (a) materially increases the number of shares available for issuance under the 2024 Plan (excluding any Capitalization Adjustment); (b) materially expands the class of individuals eligible to receive grants under the 2024 Plan; (c) materially increases the benefits accruing to grantees under the 2024 Plan; (d) materially reduces the price at which shares may be issued or purchased under the 2024 Plan; (e) materially extends the term of the 2024 Plan; (f) materially expands the types of grants available for issuance under the 2024 Plan; or (g) as otherwise required by applicable law.

The 2024 Plan will terminate automatically on the tenth (10th) anniversary of the 2024 Plan Effective Date. No grant will be granted pursuant to the 2024 Plan after such date, but grants previously granted may extend beyond that date. The Gryphon Administrator may suspend or terminate the 2024 Plan at any earlier date at any time. No grants may be granted under the 2024 Plan while the 2024 Plan is suspended or after it is terminated.

No amendment, suspension or termination of the 2024 Plan or any grant may materially impair a grantee’s rights under any outstanding grant, except with the written consent of the affected grantee or as otherwise expressly permitted in the 2024 Plan. Subject to the limitations of applicable law, if any, the Gryphon Administrator may amend the terms of any one or more grants without the affected grantee’s consent (a) to maintain the qualified status of the grant as an ISO under Section 422 of the Code; (b) to change the terms of an ISO, if such change results in impairment of the grant solely because it impairs the qualified status of the grant as an ISO; (c) to clarify the manner of exemption from or to bring the grant into compliance with, Section 409A of the Code; or (d) to facilitate compliance with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2024 Plan. The summary is based on existing U.S. laws and regulations and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a grantee’s death or the income tax laws of any municipality, state or foreign country in which the grantee may reside. Tax consequences for any particular grantee may vary based on individual circumstances.

ISOs.    A grantee recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as ISO under Section 422 of the Code. If a grantee exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the grantee will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price and Gryphon will not be entitled to any deduction for federal income tax purposes.

However, if the grantee makes a Disqualifying Disposition, any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the grantee would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income and such loss will be a capital loss. Any ordinary income recognized by the grantee upon the Disqualifying Disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the grantee’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent Disqualifying Dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Nonstatutory Stock Options.    A grantee generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the grantee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. Any ordinary income recognized by the grantee upon exercising a nonstatutory stock option generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights.    In general, no taxable income is reportable when a stock appreciation right is granted to a grantee. Upon exercise, the grantee generally will recognize ordinary income equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards.    A grantee acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date, reduced by any amount paid by the grantee for such shares. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The grantee may elect, under Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty (30) days after the date the shares are acquired. Upon the sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

RSU Awards.    There are no immediate tax consequences of receiving an award of restricted stock units. A grantee who is awarded restricted stock units generally will recognize ordinary income equal to the fair market value of shares issued to such grantee at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a grantee. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards.    A grantee generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, grantees normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted shares received. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A.    Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2024 Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A of the Code violates the provisions of Section 409A of the Code, Section 409A of the Code imposes an additional 20% federal income tax on compensation recognized as ordinary income and interest on such deferred compensation.

Tax Effect for the Company.    Gryphon generally will be entitled to a tax deduction in connection with an award under the 2024 Plan equal to the ordinary income realized by a grantee when the grantee recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to Gryphon’s chief executive officer, chief financial officer and other “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON GRANTEES AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE 2024 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A GRANTEE’S DEATH or THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE or FOREIGN COUNTRY IN WHICH THE GRANTEE MAY RESIDE.

Benefits and Perquisites

The Company offers a standard benefits program for its named executive officers, which includes medical, dental, vision, life and accidental death and dismemberment insurance, short- and long-term disability coverage, flexible spending accounts, vacation time, paid holidays and participation in a 401(k) plan, when established.

Pay versus Performance

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, Gryphon is providing the following information regarding “compensation actually paid,” as defined in Item 402(v). In accordance with SEC rules, the “compensation actually paid” amounts shown in the table below for each applicable year reflect certain adjustments to the values reported in the Summary of Compensation Table as described in the footnotes to the following table.

Compensation actually paid differs materially from the amount of cash actually paid to the Company’s officers. In 2024, this difference can be summarized as follows:

Compensation Comparison for all PEOs
For the Year Ended December 31, 2024

PEO	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation Actually Received by the PEO
Steve Gutterman	$1,025,411	$170,250
Rob Chang	$315,092	$209,196
Jessica Billingsly	$892,139	$66,573

In accordance with the transitional relief under the SEC rules for smaller reporting companies, only two years of information is required as this is the Company’s first year of disclosure under Item 402(v) of Regulation S-K.

Year (a)	Summary Compensation Table Total for PEO 1(1) (b)	Compensation Actually Paid to PEO 1(2) (c)	Summary Compensation Table Total for PEO 2(3) (b)	Compensation Actually Paid to PEO 2(4) (c)	Summary Compensation Table Total for PEO 3(5) (b)	Compensation Actually Paid to PEO 3(6) (c)	Average Summary Compensation Table Total for Non-PEO NEOs(7) (d)	Average Compensation Actually Paid to Non-PEO NEOs(8) (e)	Value of Initial Fixed $100 Investment Based on TSR(9) (f)	Net Income (Loss)(10) (g)
2024	$1,347,065	$1,025,411	$374,774	$315,092	$1,181,142	$1,121,460	$340,741	$388,575	$3	$(21,300,000)
2023	$—	$—	$—	$—	$430,164	$430,164	$273,626	$273,626	$63	$(28,599,000)

____________

(1)      Mr. Gutterman served as Gryphon’s PEO since September 2024.

(2)      The dollar amounts reported in this column represent the amount of “compensation actually paid” to Mr. Gutterman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Gutterman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the “compensation actually paid” amounts reported above for Mr. Gutterman:

Reconciliation of Summary of Compensation Table Total to Compensation Actually Paid for CEO	2024	2023
Summary of Compensation Table Total	$1,347,065	$—
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	(1,047,363)	—
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	670,344	—
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	—	—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End	—	—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date	55,368	—
Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End	—	—
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date	—
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year	—	—
Compensation Actually Paid	$1,025,411	$—

For Steve Gutterman

Year Ended December 31,	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation Actually Received by the PEO
2024	$1,025,411	$170,250
2023	$—	$—

____________

(3)      Mr. Chang served as Gryphon’s PEO from the Company’s Mergers with Akerna until September 2024.

(4)      The dollar amounts reported in this column represent the amount of “compensation actually paid” to Mr. Chang, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Chang during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the “compensation actually paid” amounts reported above for Mr. Chang:

Reconciliation of Summary of Compensation Table Total to Compensation Actually Paid for CEO	2024	2023
Summary of Compensation Table Total	$374,774	$—
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	(165,578)	—
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	105,896	—
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End	—	—

Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date

Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End	—	—
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date	—	—
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year	—	—
Compensation Actually Paid	$315,092	$—

For Rob Chang

Year Ended December 31,	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation Actually Received by the PEO
2024	$315,092	$209,196
2023	$—	$—

____________

(5)      Ms. Billingsley served as the PEO of Akerna prior to its Mergers with the Company.

(6)      The dollar amounts reported in this column represent the amount of “compensation actually paid” to Ms. Billingsley, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Ms. Billingsley during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the “compensation actually paid” amounts reported above for Ms. Billingsley:

Reconciliation of Summary of Compensation Table Total to Compensation Actually Paid for CEO	2024	2023
Summary of Compensation Table Total	$1,181,142	$430,164
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	(885,248)	—
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	105,896	—
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	719,670
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End	—	—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date	—
Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End	—	—
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date	—
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year	—	—
Compensation Actually Paid	$1,121,460	$430,164

For Jessica Billingsley

Year Ended December 31,	Total Compensation Actually Paid as Defined by SEC Item 402(v)	Cash Compensation Actually Received by the PEO
2024	$1,121,460	$430,024
2023	$430,164	$430,164

____________

(7)      For 2023, the non-PEO NEOs were Ray Thompson, David McCullough and L. Dean Ditto. For 2024, the non-PEO NEOs were Simeon Salzman and Eric Gallie. The values reflected in this column reflect the average “Total Compensation” paid to each of the non-PEO NEOs in the applicable year, as set forth in the Summary of Compensation Table for the applicable year.

(8)      The dollar amounts reported in column (e) represent the average amount of “compensation actually paid” to the non-PEO NEOs, as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not necessarily reflect the actual average amount of compensation earned by or paid to such persons during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the non-PEO NEOs as a group for each year to determine the compensation actually paid:

Reconciliation of Average Summary of Compensation Table Totals for non-PEO NEOs to Average Compensation Actually Paid to non-PEO NEOs	2024	2023
Average Summary of Compensation Table Total	$340,741	$273,626
Less: Grant Date Fair Value of Option and Stock Awards Granted in Fiscal Year	$(119,250)	$—
Plus: Fair Value of Awards Granted during Applicable Fiscal Year that Remain Unvested as of Applicable Fiscal Year End, Determined as of Applicable Fiscal Year End	$100,250	—
Plus: Fair Value of Awards Granted During the Applicable Fiscal Year that Vested During the Applicable Fiscal Year, Determined as of the Vesting Date	$—	$—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that were Outstanding and Unvested as of the Applicable Fiscal Year End, Determined Based on the Change in ASC 718 Fair Value from Prior Fiscal year End to the Applicable Fiscal Year End	$—	$—
Plus (Less): Adjustment for Awards Granted During a Prior Fiscal Year that Vested During the Applicable Fiscal year, Determined based on the Change in ASC 718 Fair Value from the Prior Fiscal Year End to the Vesting Date	$66,834	$—
Less: ASC 718 Fair Value of Awards Granted During a Prior Fiscal Year that were Forfeited During the Applicable Fiscal Year, determined as of the Prior Fiscal Year End	$—	$—
Plus: Dividends or Other Earnings Paid During the Applicable Fiscal year Prior to the Vesting Date	$—	$—
Plus: Incremental Fair Value of Options/SARs Modified During the Applicable Fiscal Year	$—	$—
Average Compensation Actually Paid	$388,575	$273,626

____________

(9)      Cumulative Total Share Return (“TSR”) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and the difference between the Company’s share price at the end and the beginning of the measurement period by the Company’s share price at the beginning of the measurement period.

(10)    The dollar amounts reported represent the amount of net income reflected in the Company’s audited financial statements for the applicable year.

Compensation Actually Paid and Cumulative TSR

The following graph, required by Item 402(v) of Regulation S-K, illustrates the amount of “compensation actually paid” (“CAP”) to Mr. Gutterman, Mr. Chang and Ms. Billingsley and the average amount of CAP to the Company’s Named Executive Officers as a group relative to the Company’s cumulative TSR over the two years presented in the table. This graph does not reflect cash actually paid to PEOs, which was approximately 80% lower.

Compensation Actually Paid and Net Income/Loss

The following graph, required by Item 402(v) of Regulation S-K compares CAP to Net Income/Loss. During Q4 2024, following the termination of Mr. Chang and the appointment of Mr. Gutterman, the Company improved its Net Income/Loss position from a loss of approximately $5.9 million for the quarter ending September 30, 2024 to a net income of approximately $401,000 for the quarter ending December 31, 2024. The table does not reflect the cash actually paid to PEOs, which was 80% lower.

Compensation of Directors

Director Compensation for Gryphon

The following table and accompanying narrative set forth information about the 2024 compensation provided to certain of members of the Gryphon Board and the Akerna board of directors prior to the Mergers. The current non-employee members of the Gryphon Board are as follows:

•        Jimmy Vaiopoulos (Chairman)

•        Brittany Kaiser

•        Jessica Billingsley

•        Robby Chang

•        Heather Cox

•        Daniel Tolhurst

•        Dan Grigorin

From the Akerna Closing to October 1, 2024, the Gryphon Board members were compensated pursuant to Gryphon’s former director compensation program, which provided for (i) an annual cash retainer of $35,000, (ii) an additional committee chairperson retainer of $12,500 and (iii) an additional committee member retainer of $10,000. A director could not receive both a committee chairperson and a member retainer for service on the same committee. The retainers were earned on a quarterly basis and paid in arrears not later than 30 days following the end of each calendar quarter. Prior to the Akerna Closing, Gryphon did not have a formal compensation policy for non-employee directors and instead entered into Director Agreements with its directors.

On October 1, 2024, based on a market study conducted by Korn Ferry, who was engaged as a compensation consultant, the Gryphon Board approved the following Director Compensation Program:

Element	Amount
Annual Gryphon Board Cash Retainer	$60,000
Annual Equity Award	$160,000
Annual Audit Committee Member Retainer	$10,000
Annual Compensation Committee Member Retainer	$7,500
Annual Nominating/Governance Committee Member Retainer	$7,500
Annual Gryphon Board Chair Additional Retainer:	$40,000
Annual Audit Chair Additional Retainer	$20,000
Annual Compensation Chair Additional Retainer	$15,000
Annual Nominating/Governance Chair Additional Retainer	$15,000
Name	Fees Earned ($)	Stock Awards ($)	Total ($)
Jimmy Vaiopoulos, Chairperson	21,750	206,972	228,722
Heather Cox	56,250	165,578	221,828
Daniel Tolhurst	25,388	165,578	190,966
Brittany Kaiser	120,316	165,578	285,894
Dan Grigorin	11,129	165,578	176,707

____________

(1)      The compensation paid to Mr. Gutterman, Mr. Chang and Ms. Billingsley for their service on the Gryphon Board is reflected above in the Summary Compensation Table.

(2)      Mr. Vaiopoulos joined the Gryphon Board on September 17, 2024.

(3)      Mr. Tolhurst joined the Gryphon Board on August 27, 2024.

(4)      Mr. Grigorin joined the Gryphon Board on October 24, 2024.

(5)      At the end of 2024, the Company’s non-employee directors held the following outstanding equity awards: Mr. Vaiopoulos: 330,100 stock awards; Ms. Cox: 306,184 stock awards; Mr. Tolhurst: 264,080 stock awards; Ms. Kaiser: 264,080 stock awards; Mr. Grigorin: 264,080 stock awards.

Director Agreement with Ms. Kaiser

Ms. Kaiser and Gryphon entered into a Director Agreement on May 12, 2021 (the “Director Agreement”), pursuant to which she agreed to serve as a member of the Gryphon Board upon the terms and conditions set forth in Director Agreement, subject to any necessary approval by Gryphon’s stockholders after an initial one-year term on the Gryphon Board. The Director Agreement requires Ms. Kaiser to use her best efforts to promote the interests of Gryphon and to dedicate a minimum of 20 hours per week to Gryphon. Under the Director Agreement, Ms. Kaiser is entitled to a base fee of $200,000 per year, which may not be reduced without the written consent of Ms. Kaiser. During the term of the Director Agreement, Gryphon will reimburse Ms. Kaiser for all reasonable out-of-pocket expenses incurred by Ms. Kaiser, subject to certain pre-approval requirements. In connection with the entry into the Director Agreement, Achayot Partners LLC received 700,000 shares of Gryphon Common Stock. Ms. Kaiser is the CEO and 50% owner of Achayot Partners LLC, with Natalie Kaiser, the other 50% owner of Achayot Partners LLC. The term of the Director Agreement is the period commencing on the May 12, 2021 and terminating upon the earliest of (a) May 12, 2024; (b) the death of Ms. Kaiser; (c) the termination of Ms. Kaiser from her membership on the Gryphon Board by the mutual agreement of Gryphon and Ms. Kaiser; (d) the removal of Ms. Kaiser from the Gryphon Board by the majority stockholders of Gryphon or the stockholder who appointed Ms. Kaiser, as applicable; and (e) the resignation by Ms. Kaiser from the Gryphon Board. During her service as a member of the Gryphon Board and for a period of one year thereafter, Ms. Kaiser will not interfere with Gryphon’s relationship with or endeavor to entice away from Gryphon, any person who, on the date of the termination of Ms. Kaiser’s service as a member of the Gryphon Board and/or at any time during the one year period prior to the termination of such service, was an employee or customer of Gryphon or otherwise had a material business relationship with Gryphon. Ms. Kaiser is also subject to a customary non-competition covenant in favor of Gryphon during her service as a member of the Gryphon Board and for a period of six months thereafter. Under the Director Agreement, Gryphon will indemnify Ms. Kaiser for her activities as a member of the Gryphon Board to the fullest extent permitted under applicable law and will use its best efforts to maintain Directors and Officers Insurance benefitting the Gryphon Board. The Company’s agreement with Ms. Kaiser was not renewed and Ms. Kaiser is now compensated for her service on the Gryphon Board pursuant to the director compensation program discussed above.

Director Compensation for Akerna

The following table sets forth the compensation granted to directors of Akerna who were not also executive officers during period between January 1, 2024 and the Akerna Closing.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Barry Fishman	31,396	—	—	—	—	—	31,396
Matt Kane	41,750	—	—	—	—	—	41,750
Tahira Rehmatullah	41,750	—	—	—	—	—	41,750
Scott Sozio(1)	175,000	—	—	—	—	—	175,000

____________

(1)      Mr. Sozio received compensation pursuant to his role as the Head of Corporate Development and was not compensated independently as a director.

ABTC EXECUTIVE And Director COMPENSATION

Narrative of Executive Compensation

ABTC has two executive officers, each of whom are expected to continue with the Combined Company following the Closing.

Michael Ho is the Chief Strategy Officer and Director of Hut 8 and is expected to continue in that role following the Closing. Mr. Ho was appointed as Executive Chairman and Director of ABTC on March 31, 2025 and did not receive any additional compensation or compensation adjustment in connection with this appointment. It is anticipated that, effective as of the Closing, Mr. Ho will be appointed Chief Executive Officer of the Combined Company. It is expected that the Combined Company Board will determine the appropriate compensation and benefits for Mr. Ho following the Closing. Prior to March 31, 2025, Mr. Ho was not an employee or officer of ABTC and Mr. Ho received no compensation or benefits from ABTC in 2024.

Immediately following the Closing, the Chief Executive Officer of ABTC, Matt Prusak, is expected to serve as President of the Combined Company. Mr. Prusak joined ABTC on March 31, 2025 and pursuant to an offer letter dated June 4, 2025 (the “Prusak Offer Letter”) he will receive the compensation and benefits described below. Prior to March 31, 2025, Mr. Prusak was not an employee or officer of ABTC and Mr. Prusak received no compensation or benefits from ABTC in 2024.

Other than the Prusak Offer Letter, ABTC does not currently maintain or sponsor any compensation or employee benefits programs or arrangements. Following the Closing, Messrs. Genoot, Ho and Mr. Prusak are expected to participate in the compensation and benefits programs of the Combined Company; however, the Compensation Committee of the Combined Company Board, as then-constituted, may choose to implement compensation programs for the Combined Company’s executive officers that are different from the current Gryphon programs.

Executive Chairman

Effective as of the Closing, Mr. Genoot is anticipated to be appointed Executive Chairman of the Combined Company. Mr. Genoot is Chief Executive Officer and a Director of Hut 8 and is expected to continue in those positions following the Closing. It is expected that the Combined Company Board will determine the appropriate compensation and benefits for Mr. Genoot following the Closing. Prior to the Closing, Mr. Genoot has not been and is not expected to become an employee of ABTC and has not previously received any compensation or benefits from ABTC.

Prusak Offer Letter

Pursuant to the Prusak Offer Letter, Mr. Prusak serves as the Chief Executive Officer of ABTC and reports to the ABTC Board. It is anticipated that, effective as of the Closing, Mr. Prusak will be appointed President of the Combined Company.

Mr. Prusak receives a base salary of $250,000 per year and is eligible to receive an annual cash bonus with a target amount equal to 60% of his base salary, pro-rated for 2025 and upon the Closing, will be eligible to participate in the 2025 Plan. Mr. Prusak currently participates in the employee benefit programs generally available to employees of Hut 8, including participation in group health plan benefits.

Gryphon Digital Mining, Inc. 2024 Omnibus Incentive Plan

Following the Closing and subject to the approval of the Gryphon stockholders, the 2024 Plan will be amended and restated and referred to as the Amended and Restated American Bitcoin Corp. 2025 Omnibus Incentive Plan (as amended and restated, the “2025 Plan”). The executive officers of ABTC may receive equity awards under the 2025 Plan. For the material terms of the 2025 Plan see the section titled “The Plan Amendment Proposal (Proposal 9).”

Director Compensation

The ABTC Board consists of four members, Michael Broukhim, Asher Genoot, Michael Ho and Justin Mateen. The members of the ABTC Board do not currently hold any equity awards of ABTC and do not receive compensation in connection with their service on the ABTC Board. Mr. Genoot is the Chief Executive Officer and a Director of Hut 8 and Mr. Ho is the Chief Strategy Officer and a Director of Hut 8. Neither Mr. Genoot nor Mr. Ho received additional compensation or compensation adjustment in connection with their appointment to the ABTC Board.

Following the Closing, it is expected that all four members will serve on the Combined Company Board and may receive compensation in connection with their service which may include equity awards granted under the 2025 Plan. For the material terms of the 2025 Plan see the section titled “The Plan Amendment Proposal (Proposal 9).”

GRYPHON’S BUSINESS

Corporate History and Background

Overview

Traditionally, Gryphon’s revenue model was to mine and hold Bitcoin and then sell only the Bitcoin necessary to pay its operating expenses and to reinvest in operational expansion. Founded in October 2020, Gryphon is based in Las Vegas, Nevada. Gryphon commenced its digital assets mining operations in September 2021. Founded in October 2020, Gryphon is based in Las Vegas, Nevada. Gryphon commenced its digital assets mining operations in September 2021.

Gryphon operates approximately 5,880 Bitcoin miners from Bitmain Technologies Limited that Gryphon has installed at a third-party hosted mining data center located in Pennsylvania. Revenue generated by the mining of Bitcoin is measured on a dollar per megawatt-hour basis and is variable based on the price of Bitcoin, the measure of difficulty, transaction volume and global hash rates.

Material Agreements

Blockfusion Agreement

On December 1, 2024, Gryphon entered into an agreement with Blockfusion USA, Inc. (“Blockfusion”) to provide hosting services for 3,780 of Gryphon’s Bitcoin miners not to exceed 12 MW of allocated power (“Blockfusion MSA”) for a period of twelve months, automatically renewing for one month extensions until terminated by either party (“Term”). Gryphon is required to pay to Blockfusion a monthly facility fee of $13,000 per MW, for an aggregate of $156,000 (“Facility Fee”) for standard levels of maintenance of Gryphon’s mining equipment, including fault diagnosis and software upgrades and racking and unracking of faulty machines. Gryphon’s monthly power usage will charge to Gryphon without a Blockfusion markup charge. At the signing of the Blockfusion MSA, Gryphon was required to pay (i) an initial monthly Facility Fee of $156,000 to be applied to the December 2024 Facility Fee, (ii) a deposit in the aggregate of $600,000, as follows $200,000 on December 6, 2024, $200,000 on January 1, 2025 and $200,000 on February 1, 2025 (“Cash Deposit”) and (iii) the Company is required, prior to January 27. 2025 and thereafter at all times during the Term, maintain an irrevocable letter of credit or prior to January 31, 2025 maintain a cash deposit and thereafter at all times during the Term, in the amount of $1,200,000 (“LOC Deposit”). As of the of the date of this proxy statement/prospectus, the Cash Deposit has been paid and is not outstanding while the LOC Deposit remains outstanding.

Subsequent to March 31, 2025, on April 15, 2025, due to high industry hash rates and high energy costs, Gryphon and Blockfusion agreed to suspend mining operations and curtail service, respectively. Gryphon and Blockfusion are actively collaborating to rework their agreement to enable the Company to mine profitably moving forward.

Mawson Agreement

On January 3, 2025, Gryphon entered into a Master Co-Location Agreement (the “Mawson Agreement”) with Mawson Hosting LLC (“Mawson”) with a right to host up to 5,880 Bitcoin miners in Mawson’s facility in Midland, Pennsylvania. Pursuant to the Mawson Agreement, Gryphon is entitled to 20 MW of power at a cost of approximately $23.50 per MW/hour paid monthly with a minimum fee of approximately $165,521 per month, as well as certain other fees set forth in the agreement. The Mawson Agreement has an initial term of one year and may be terminated on sixty days’ notice. The Company has delivered 6,719 Bitcoin miners to Mawson.

BitGo Custodial Services Agreement

Pursuant to the BitGo Custodial Services Agreement between BitGo Trust and Gryphon, dated October 1, 2021, BitGo Trust, through its custodial services enables Gryphon to create one or more custody accounts, controlled and secured by BitGo Trust to store certain supported digital currencies and digital tokens or certain fiat currencies such as dollars or euros. BitGo Trust also provides Gryphon with the option to create non-custodial wallets that support certain digital assets via an API and web interface. Gryphon may also elect to store fiat currency with BitGo Trust.

The BitGo Custodial Services Agreement had an initial term of one year. After the initial term, it automatically renews for successive one-year periods, unless either party notifies the other of its intention not to renew at least 60 days prior to the expiration of the then-current term. Gryphon may terminate the BitGo Custodial Services Agreement at any time for any reason upon 30 days’ prior written notice.

BitGo Trust’s cold wallets are supported by a $250 million policy issued by Lloyd’s of London. Specifically, the policy covers: copying and theft of private keys; insider theft or dishonest acts by BitGo Trust employees or executives; and loss of keys. Any theft of assets directly related to BitGo Trust’s custody of key would be covered by the policy. The policy does not cover cases where the client or a third-party holds some of the keys themselves (e.g., hot wallets), since BitGo Trust would not be solely responsible for protecting the keys.

BitGo Trust has established a comprehensive set of controls governing the business processes and technology systems using industry standards and frameworks such as the National Institute of Standards and Technology, CryptoCurrency Security Standard, Center for Internet Security and Federal Financial Institutions Examination Council. In addition, these controls have been independently tested as part of our SOC 1 & SOC 2 (Type 2) reports. Customers will decide upon which specific wallets are required based on their use case and they determine the portion of assets held in hot or cold wallets. BitGo Trust holds keys to cold wallets in undisclosed locations. BitGo Trust’s cold storage solution is housed at undisclosed secure facilities. Any facilities that are co-located are secured by human guards and video surveillance, with 24x7 coverage. All BitGo Trust vaults and manned facilities are located within the United States.

BitGo Trust vaults are restricted from public access. BitGo Trust follows role-based access controls and the principle of least privilege. Only individuals who have a specific business need to complete their job function are granted access to client information. Insurance providers rely on our BitGo Trust’s external auditors to ensure that there is sufficient controls in place for accessing the vault and key material. BitGo Trust maintains $250 million of insurance coverage against loss, theft and misuse in situations where BitGo Trust holds all keys. As part of this coverage, BitGo Trust’s insurance underwriters have inspection rights associated with the crypto assets held in storage. All of the Company’s digital assets (100%) are held in cold wallets. The Company does not utilize any hot wallets from BitGo Trust.

BitGo Trust has private key procedures as well as the security and procedures in place for securing assets and in withdrawing and transferring assets. The BitGo Trust ecosystem and architecture for private key management includes the BitGo Trust platform, hardware security modules and modular services. The BitGo Trust cold custody solution is built on BitGo Trust’s world class security to manage keys on behalf of our clients. BitGo Trust only signs transactions that have been authorized by its clients and follow the policies set by the account administrators. BitGo Trust engages an external third-party auditor to verify the digital assets it holds on a periodic basis. In addition, in the course of performing its annual audit of Gryphon’s financial statements, Gryphon’s independent registered public accounting firm sends annual confirmation requests to BitGo Trust to confirm Gryphon’s digital assets held by BitGo Trust. While neither Gryphon nor its insurance providers have any independent inspection rights associated with the digital assets held by BitGo Trust, BitGo Trust’s insurer, Lloyd’s of London, does have inspection rights with respect to the digital assets that BitGo Trust holds.

Anchorage Loan Agreement

On May 25, 2022, Anchorage entered into an Equipment Loan and Security Agreement (as amended on March 27, 2023) with Gryphon Opco I LLC, an indirect wholly owned subsidiary of the Company, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 Bitcoin. Gryphon Opco’s obligations under the Anchorage Loan Agreement were secured by certain equipment and software rights of Gryphon Opco and were guaranteed by Gryphon.

On October 25, 2024, Gryphon, its direct and indirect subsidiaries, as applicable and Anchorage entered into the Debt Repayment and Exchange Agreement; Loan, Guaranty and Security Agreement; Form of Pre-Funded Warrant; and Form of $1.50 Warrant to restructure the Anchorage Loan and terminate the existing Anchorage Loan Agreement. Pursuant to the New Anchorage Agreements, (i) approximately $9.1 million of the Anchorage Loan was converted into shares of Gryphon Common Stock, at an ascribed value of $1.10 per share, resulting in the issuance of 8,287,984 shares of Gryphon Common Stock to Anchorage in a private placement pursuant to Section 4(a)(2) of the Securities Act, (ii) approximately $3.9 million of the Anchorage Loan was converted into warrants to purchase 3,530,198 shares of Gryphon Common Stock, which warrants are exercisable immediately, have an unlimited term and an exercise price of $0.01 per share, in a private placement pursuant to Section 4(a)(2) of the Securities Act and (iii) the remaining $5 million of the Anchorage Loan was exchanged for a new $5 million loan pursuant to the New Loan Agreement.

Pursuant to the New Loan Agreement:

•        the outstanding principal and interest are denominated in dollars;

•        the interest rate is 4.25% payable monthly;

•        Anchorage has been given a first priority lien on all of Gryphon and its subsidiaries’ assets;

•        covenants related to mining machine locations and covenant ratios in the Anchorage Loan Agreement have been removed; and

•        Anchorage may convert half of the outstanding principal at a price of $1.10 per share of Gryphon Common Stock and the remaining half at a price of $1.50 per share of Gryphon Common Stock.

The New Loan Agreement contains customary representations, warranties and agreements by Gryphon, customary conditions to closing, indemnification obligations of the Company and the purchasers, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Loan Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the New Anchorage Agreements, Gryphon also issued Anchorage warrants to purchase 2,000,000 shares of Gryphon Common Stock, which warrants are exercisable immediately, will expire five years from the date of issuance and have an exercise price of $1.50 per share. The $1.50 Warrants were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act.

On May 10, 2025, Gryphon entered into a warrant amendment with Anchorage to amend the $1.50 Warrants. Pursuant to the Amendment, Gryphon reduced the exercise price of the $1.50 Warrants from $1.50 to $0.55 per share.

The Anchorage Warrants were exercised in full and on a cashless basis on June 24, 2025, resulting in the issuance of an aggregate of 4,384,470 shares of Gryphon Common Stock.

ATM Agreement

On April 19, 2024, the Company entered into an At-The-Market Issuance Sales Agreement (the “ATM Agreement”) with Ladenburg Thalmann & Co. Inc., Kingswood Investments, a division of Kingswood Capital Partners, LLC, PI Financial (US) Corp. and ATB Capital Markets USA Inc. as agents (the “Sales Agents”), a Terms Agreement with Ladenburg Thalmann & Co. Inc. (the “Terms Agreement” and together with the ATM Agreement, the “Sales Agreement”), pursuant to which the Company may issue and sell shares of Gryphon Common Stock, having an aggregate offering price of up to $70,000,000 (the “Shares”), from time to time through or to the Sales Agents (the “Offering”). The Sales Agreement also included B. Riley Securities, Inc. (“B. Riley Securities”) as a Sales Agent thereunder and pursuant to the existing terms of the Sales Agreement, the Company and B. Riley Securities, mutually agreed pursuant to a notice of termination, dated May 30, 2024, that B. Riley Securities would no longer participate as agent or principal in the offering thereunder.

Sales of the Shares under the Sales Agreement can be made by any method, whether on an agency or principal basis, that is deemed an “at the market offering” as defined in Rule 415 promulgated under the Securities Act. The Company has the right, but not the obligation, from time to time at its sole discretion to direct Ladenburg Thalmann & Co. Inc. on any trading day to act on a principal basis and purchase up to an aggregate maximum of $20,000,000 of shares of our common stock over the term of the Sales Agreement, provided, however, that such amount may be increased up to $40,000,000 at the sole discretion of Ladenburg, as set forth in the Terms Agreement. However, only one principal sale, up to a total of $2,000,000, may be requested in either a calendar week or every five trading days, whichever is longer, unless otherwise agreed to by Ladenburg. All shares sold to Ladenburg Thalmann & Co. Inc. on a principal basis shall be distributed to them by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act. During any period that Ladenburg Thalmann & Co. Inc. is holding shares as principal, the Company will not make any other sales under the Sales Agreement (including under any Terms Agreement).

The Company will pay each Sales Agent a commission for their services in acting as sales agents in the sale of the Shares at a commission rate equal to 3.0% of the gross proceeds from each sale of the Shares. The Company has agreed to provide the Sales Agents with customary indemnification and contribution rights. The Company will also reimburse the Sales Agents for certain specified expenses as set forth in the Sales Agreement.

The Company is not obligated to make any sales of the Shares under the Sales Agreement. The offering of Shares pursuant to the Sales Agreement will terminate upon the earlier of (a) the sale of all of the Shares subject to the Sales Agreement or (b) the termination of the Sales Agreement as permitted therein. The termination of the Sales Agreement by or with respect to, one Sales Agent shall not affect the rights and obligations of any other Sales Agent under the Sales Agreement.

Competition

In digital asset mining, companies and individuals use computing power to solve cryptographic algorithms to record and publish transactions to blockchain ledgers or provide transaction verification services to the Bitcoin network in exchange for digital asset rewards. Bitcoin miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Bitcoin miners may organize themselves in mining pools. We compete or may in the future compete with other companies that focus all or a portion of their activities on owning or operating digital asset exchanges, developing programming for the blockchain and mining activities. Currently, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. While there is limited available information regarding non-public competitors, several public companies (traded in the United States or internationally), such as the following, are considered our competitors:

•        Marathon Digital Holdings Inc.,

•        Riot Blockchain Inc.,

•        Hive Blockchain Technologies Ltd.,

•        Hut 8 Mining Corp.,

•        BitDigital and

•        Bitfarms Ltd.

The digital asset mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future.

Strategy

Mining

Traditionally, Gryphon has used a hosting strategy that allows the company to concentrate the deployment of its capital towards Bitcoin mining activities as opposed to building its own datacenters. As described above, Gryphon has partnered with host providers that provide power for its Bitcoin mining.

As of December 31, 2024, Gryphon’s Bitcoin miner fleet is composed of 7,128 S19j Pro Antminers, 552 S19k Pro Antminers, 276 S21 Antminers and 878 S19j Pro + Antminers. The S19j Pro Antminers have a hashrate capacity of approximately 100 TH/s per Bitcoin miner and power consumption of approximately 3,050 watts per Bitcoin miner. The S19k Pro Antminers have a hashrate capacity of approximately 120 TH/s per Bitcoin miner and power consumption of approximately 2,760 watts per Bitcoin miner. The S21 Antminers have a hashrate capacity of 200 TH/s and power consumption of 3,500 watts per Bitcoin miner. The S19j Pro + Antminers have a hashrate capacity of 120 TH/s and power consumption of 3,355 watts per Bitcoin miner. The Company’s operations will continue to expand as it acquires additional Bitcoin miners to the extent that opportunities for such acquisitions arise.

The Company has entered into a contract with a digital asset mining pool operator to provide the service of performing hash computations for the mining pool operator. The contract is terminable at any time for any reason by either party without cause and without penalty and the Company’s enforceable right to compensation only begins when the Company provides the service of performing hash computations for the mining pool operator. The contract is for a continuous 24-hour period each day. The Company’s access and usage rights to the pool and service automatically renew for a successive 24-hour period (00:00:00 UTC and 23:59:59 UTC) unless terminated in accordance with the terms set forth by the terms of service. In exchange for performing hash computations for the mining pool, Gryphon is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which netted as a reduction of the transaction price). Gryphon’s fractional share is based on the proportion of hash computations Gryphon performed for the mining pool operator to the total hash computations contributed by all mining pool participants in solving the current algorithm during the 24-hour period. Hashrate is the measure of the computational power per second used when mining. It is measured in units of hash per second, meaning how many calculations per second that can be performed. The consideration the Company will receive, comprised of block rewards, transaction fees less mining pool operator fees are aggregated in a sub-balance account held by the mining pool operator. That balance, due to the Company, is calculated by the mining pool operator based on the hashrate provided and hash computations completed by the Company for the mining pool from midnight-to-midnight (00:00:00 UTC and 23:59:59 UTC) UTC time and a sub-account balance is credited one hour later at 1 AM UTC time. The balance is then withdrawn to the Company’s whitelisted wallet address, once a day, between the hours of 9 AM to 5 PM UTC time. The rate of payment occurs once per day, as long as the minimum payout threshold of 0.01 Bitcoin has accumulated in the sub-account balance, in accordance with the mining pool operator’s terms of service. Pursuant to ASC 606-10-55-42, the Company assessed if the customer’s option to renew represented a material right that represents a separate performance obligation and noted the renewal is not a material right. The definition of a material right is a promise in a contract to provide goods or services to a customer at a price that is significantly lower than the stand-alone selling price of the good or service. The mining pool operator does not provide any discounts and as such there is no economic benefit to the customer and as such a separate performance obligation does not exist under 606-10-55-42. In addition, there are no options for renewal that are separately identifiable from other promises in the contract such as an ability to extend the contract at a reduced price.

The performance obligation of the Bitcoin miner under the mining contracts with Foundry Pool USA involves the service of performing hash computations to facilitate the verification of digital asset transactions. The Company’s Bitcoin miners contribute computing power (i.e., hashrate) that perform hash calculations to the mining pool operator, engaging in the process of validating and securing transactions through the generation of cryptographic hashes. The mining pool then utilizes a specific mining algorithm (e.g., SHA-256) to submit shares (proofs of work) to the mining pool’s server as they contribute to solving the cryptographic puzzles required to mine a block. The Company reviews and analyzes its individual pool performance using a dashboard provided by Foundry Pool USA that includes real-time statistics on hashrate, shares submitted and earnings. The service of performing hash computations in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing these services is the only performance obligation in the Company’s contracts with mining pool operators. The Company performs hash computations for one mining pool operator, Foundry USA. Foundry USA operates its pool on the Full Pay Per Share (“FPPS”) payout method. FPPS is a variant of the Pay Per Share (“PPS”) method, where Bitcoin miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

Regardless of the pool’s success, the Company will receive consistent rewards based on the number of valid shares it contributes. The transaction consideration the Company receives is non-cash consideration, in the form of Bitcoin. The Company measures the Bitcoin at fair value on the date earned using the average price (calculated by averaging the daily open price and the daily close price) quoted by its principal market at the date the Company completed the service of performing hash computations for the mining pool operator. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. At the end of each 24 hour period (00:00:00 UTC and 23:59:59 UTC), there are no remaining performance obligations. By utilizing the average daily price of Bitcoin on the date earned, the Company eliminates any differences that may arise due to the volatility in trading price between Bitcoin and fiat currency during the period where the Company establishes and completes the contract. The consideration is all variable. There is no significant financing component in these transactions. Foundry charged Gryphon a fee of 0.43%, based on its deployed hashrate from April 19, 2023 to January 8, 2024. The fee then increased from 0.43% to 0.61%, based on its deployed hashrate from January 9, 2024 through December 31, 2024. Subsequent to December 31, 2024, on February 28, 2025, Gryphon was notified Foundry will be adjusting their pool fees effective on April 1, 2025 based on the contributed hashrate. Based on Gryphon’s contributed hashrate, the new fee Gryphon would be charged effective on April 1, 2025 would be 0.50%, a decrease of approximately 18%.

Gryphon contributes 100% of its Bitcoin hashing power to Foundry USA Pool. The total hashing power of Foundry USA Pool was approximately 32.5% of the global network hashrate (860.46 EH/s) contributed of all Bitcoin miners or approximately 274 EH/S (per https://hashrateindex.com/hashrate/pools), as of March 29, 2025, of which Gryphon provides approximately 0.3%. Because cryptocurrency is considered non-cash consideration, fair value of the cryptocurrency award received is determined using the average daily quoted price of the related cryptocurrency in Gryphon’s principal market at the time of contract inception, which is deemed daily. Revenue is recognized when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. After every 24-hour term, the mining pool transfers the cryptocurrency consideration to our designated cryptocurrency wallet. Gryphon has no knowledge of whether Foundry USA Pool maintains insurance for theft or loss and the risks associated with transferring crypto assets. See “Risk Factors — Incorrect or fraudulent cryptocurrency transactions may be irreversible” for details related to the risks associated with transferring crypto assets.

Gryphon does not have visibility into how Foundry USA Pool holds Gryphon’s proportion of mining rewards prior to transfer as they are a private company. Gryphon obtains comfort on the Bitcoin received from Foundry USA Pool as management completes an estimated revenue analysis whereas it calculates its percentage of hashrate contributed on a daily basis as a percentage of the global hashrate to identify expected rewards. Gryphon then compares that amount to the actual Bitcoin received from Foundry USA Pool for variances. Foundry USA operates its pool on the FPPS payout method. FPPS is a variant of the PPS method, where Bitcoin miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block. Daily earnings are calculated from midnight-to-midnight UTC time and the sub-account balance is credited one hour later at 1 AM UTC time. Earnings accrued in the balance would be withdrawn to the selected whitelisted wallet address, once a day, during 9 AM to 5 PM UTC time. According to the Foundry USA Pool’s FAQ page, the minimum payout threshold for Bitcoin (BTC) is 0.001 Bitcoin. Under the FPPS method, Foundry USA provides Gryphon with a stable and predictable payout for their mining efforts. Regardless of the pool’s success, Gryphon will receive consistent rewards based on the number of valid shares (hash rate) they contribute.

While Gryphon may expand its operations beyond the mining of Bitcoin in the future, Gryphon has no plans to pursue the acquisition or mining of digital assets other than Bitcoin. However, Gryphon has acquired in the past digital assets other than Bitcoin as in-kind investments or payments.

Gryphon’s traditional revenue model has been to mine and hold Bitcoin and then sell only the Bitcoin that is necessary to pay its operating expenses and to reinvest in operational expansion. For the year ended December 31, 2024, the average holding period was 30 days. For the year ended December 31, 2023, the average holding period was 25 days. The Bitcoin that is sold to pay operating expenses and to reinvest in operational expansion is sold within a 24 hour time frame of receipt. Gryphon converts mined Bitcoin into fiat currency through BitGo Prime LLC (“BitGo Prime”), under the terms of the Electronic Trading Agreement entered into between BitGo Prime and Gryphon as of October 5, 2021. Under such agreement, BitGo Prime and Gryphon may purchase from and sell digital assets to each other, each for its own benefit and account. To facilitate such trading services, BitGo Prime may provide Gryphon online access to its proprietary electronic trading system, with access to and use of the trading system being subject to the terms and conditions of the Agreement. BitGo Prime charges Gryphon no fees for such conversion other than a nominal wire transfer fee associated with the wire of fiat currency to Gryphon’s account. Gryphon will also not pay any commissions and transaction, processing and other fees, including federal, state and local taxes.

An affiliate of BitGo Prime, BitGo Trust Company Inc., (“BitGo Trust”) serves as the custodian for Gryphon’s digital currency holdings in consideration of nominal fees paid for custodial, transaction and settlement services provided pursuant to the agreement between Gryphon and BitGo Trust. Gryphon’s CEO, President and CFO each hold Gryphon side private keys that are protected with two-factor authentication. Custodial side keys are held by BitGo Trust who verifies requests with two factor authentication and video reviews. Additionally, as custodian of Gryphon’s digital assets, BitGo Trust has implemented certain security measures with regard to Gryphon’s digital asset holdings. Any liquidation, conversion or transfer of the digital assets held in custody by BitGo Trust requires authorizations by two Gryphon executives and requires 24 hours prior to the effectiveness of any such transaction. In addition, the digital assets held in custody by BitGo Trust are insured up to $100 million. There can be no assurances that these procedures will be effective and Gryphon could suffer a loss of its Bitcoin due to an adverse software or cybersecurity event. While Gryphon is confident in the security of its digital assets, Gryphon continues to evaluate additional protective measures. See “Risk Factors — Gryphon’s Bitcoin may be subject to loss, theft or restriction on access” for Gryphon’s risks and challenges related to custody.

Intellectual Property

Gryphon holds no patents, copyrights, trademarks or licenses.

Facilities

The principal executive offices of Gryphon are located at 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144, and its telephone number is (702) 945-2700. Gryphon considers the current office space adequate for current operations.

Employees and Advisors

Gryphon currently has three full-time employees, its Chief Executive Officer, Chief Financial Officer and Senior Vice President.

Government Regulation

Government regulation of blockchain technology and Bitcoin specifically is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to Gryphon’s Bitcoin mining activities and other related activities in which Gryphon participates or may participate in the future. Certain regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain technology or Bitcoin business.

In addition, because transactions in Bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms and there is the possibility that law enforcement agencies could close Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure.

Multiple United States federal agencies and regulators have been active in rulemaking, issuing guidance and regulating various actors in the blockchain technology industry, including the CFTC, SEC, FINRA, OCC, CFPB, Financial Crimes Enforcement Network (“FinCEN”), OFAC, IRS, FDIC and Federal Reserve. In March 2022, the United States announced plans to establish a unified federal regulatory regime for cryptocurrency and in January 2023, the House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. In February 2023, bipartisan leadership of the Senate Banking Committee announced a similar goal. Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to Gryphon’s businesses or when they will be effective. As the regulatory and legal environment evolves, Gryphon may become subject to new laws, further regulation by the SEC and other federal or state agencies, which may affect Gryphon’s Bitcoin mining and other related activities. Certain state and local authorities have introduced and passed legislation that may affect Gryphon’s business and the business of Bitcoin mining. New York enacted a 2-year ban on new cryptocurrency mining conducted at fossil fuel-burning plants in 2022. It is possible that other states may likewise create laws that specifically impact Gryphon’s business.

In 2022, FTX and several other major cryptocurrency exchanges declared bankruptcy. The U.S. Department of Justice brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering and campaign finance offenses against FTX’s former CEO and others. FTX is also under investigation by the SEC, the Justice Department and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. These events continue to develop rapidly and it is not possible to predict at this time all of the risks that they may pose to Gryphon or on the digital asset industry as a whole.

Legal Proceedings

PPP Loan

On April 21, 2020, the Company obtained the PPP loan for the principal aggregate amount of $2.2 million pursuant to the Paycheck Protection Program under the CARES Act, which was forgiven in full, by the SBA, on September 3, 2021.

On February 5, 2024, the Company received a letter, dated January 25, 2024, from the SBA, on behalf of Key Bank, in which the SBA indicated that, notwithstanding its prior notification of forgiveness, in full, of repayment of the PPP Loan, it was reviewing its prior determination of forgiveness for potential reversal. Specifically, the SBA indicated that based on its preliminary findings, the SBA is considering a full denial of the previously received forgiven amount based on the purported ineligibility of the Company to have received the PPP Loan under the SBA loan programs because the Company, operating as Akerna at the time of the PPP Loan, provided software support to the cannabis industry. The Company responded to the SBA on February 6, 2024, providing reasons as to why it believes it was eligible for the PPP Loan, but has not received any further correspondence from the SBA, since that date and the SBA has not made any financial demands. The Company plans to continue to cooperate with any further inquiry from the SBA.

In January 2024, the Company received a civil investigative demand from the DOJ seeking information and documents about the PPP Loan. The Company is cooperating with the inquiry. At this time, there has been no formal demand for return of the PPP Loan proceeds and no formal claim or lawsuit has been initiated against the Company.

Former CEO Litigation

As previously disclosed, on September 17, 2024, Robby Chang was terminated as Chief Executive Officer and President of Gryphon for cause, with immediate effect, by the Gryphon Board. Mr. Chang remains a member of the Gryphon Board.

On October 21, 2024, the Company received notice that both it and Ivy Crypto, Inc., a wholly owned direct subsidiary of the Company, have been named as defendants in a complaint filed by Mr. Chang in the Ontario Superior Court of Justice in Canada, alleging wrongful termination. The Company intends to defend this matter vigorously.

On October 22, 2024, the Gryphon Board created a special committee to oversee the Company’s handling of the claim made by Mr. Chang, made up of Steve Gutterman, Jimmy Vaiopoulos, Dan Tolhurst and Jessica Billingsley. The Company and Ivy Crypto, Inc. have served their Statement of Defense and the parties held a mediation of the dispute on May 5, 2025. The mediation was unsuccessful and the litigation remains unresolved. The potential outcome cannot be determined at this time.

GRYPHON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Gryphon’s financial condition and results of operations in conjunction with the audited and interim financial statements and the related notes, each included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect Gryphon’s plans, estimates, beliefs and expectations that involve risks and uncertainties. Gryphon’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Business Overview

Founded in October 2020, Gryphon has traditionally been a Bitcoin mining company based in Las Vegas, Nevada. Gryphon launched its mining operations in September 2021 upon the receipt of the first of 12 batches of 600 Bitmain S19j Pro Antminers. Gryphon’s current revenue model is to mine and hold Bitcoin and then sell only the Bitcoin that is necessary to pay its operating expenses and to reinvest in operational expansion. The Bitcoin that is sold to pay operating expenses and to reinvest in operational expansion is typically sold within 24-hours of receipt.

Gryphon operates approximately 5,880 Bitcoin miners from Bitmain Technologies Limited that Gryphon has installed at a third-party hosted mining data center located in Pennsylvania. Revenue generated by the mining of Bitcoin is measured on a dollar per megawatt-hour basis and is variable based on the price of Bitcoin, the measure of difficulty, transaction volume and global hash rates.

For the year ended December 31, 2024 and 2023, Gryphon mined approximately 334 and 739 Bitcoins, respectively. For the three months ended March 31, 2025 and 2024, Gryphon mined approximately 17 and 142 Bitcoins, respectively. While Gryphon does not have any plans to acquire digital assets other than Bitcoin, it may do so in the future. While Gryphon does not have any plans to acquire digital assets other than Bitcoin, it may do so in the future.

Recent Developments

Blockfusion Agreement

On December 1, 2024, Gryphon entered into the Blockfusion MSA for the Term. Gryphon is required to pay the Facility Fee for standard levels of maintenance of Gryphon’s mining equipment, including fault diagnosis and software upgrades and racking and unracking of faulty machines. Gryphon’s monthly power usage will charge to Gryphon without a Blockfusion markup charge. At the signing of the Blockfusion MSA, Gryphon was required to pay (i) an initial monthly Facility Fee of $156,000 to be applied to the December 2024 Facility fee, (ii) a deposit in the aggregate of $600,000, as follows $200,000 on December 6, 2024, $200,000 on January 1, 2025 and $200,000 on February 1, 2025 and (iii) the Company is required, prior to January 27. 2025 and thereafter at all times during the Term, maintain an irrevocable letter of credit or prior to January 31, 2025 maintain a cash deposit and thereafter at all times during the Term, in the amount of $1,200,000. As of the of the date of this proxy statement/prospectus, the Cash Deposit has been paid and is not outstanding while the LOC Deposit remains outstanding.

Subsequent to March 31, 2025, on April 15, 2025, due to high industry hash rates and high energy costs, Gryphon and Blockfusion agreed to suspend mining operations and curtail service, respectively. Gryphon and Blockfusion are actively collaborating to rework their agreement to enable the Company to mine profitably moving forward.

Mawson Agreement

On January 3, 2025, Gryphon entered into the Mawson Agreement with a right to host up to 5,880 Bitcoin miners in Mawson’s facility in Midland, Pennsylvania. Pursuant to the Mawson Agreement, Gryphon is entitled to 20 MW of power at a cost of approximately $23.50 per MW/hour paid monthly with a minimum fee of approximately $165,521 per month, as well as certain other fees set forth in the agreement. The Mawson Agreement has an initial term of one year and may be terminated on sixty days’ notice. The Company has delivered 6,719 Bitcoin miners to Mawson.

Anchorage Loan Agreement

On May 25, 2022, Anchorage entered into the Anchorage Loan Agreement with Gryphon Opco, an indirect wholly owned subsidiary of the Company, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 Bitcoin. Gryphon Opco’s obligations under the Anchorage Loan Agreement were secured by certain equipment and software rights of Gryphon Opco and were guaranteed by Gryphon.

On October 25, 2024, Gryphon, its direct and indirect subsidiaries, as applicable and Anchorage entered into the New Anchorage Agreements to restructure the Anchorage Loan and terminate the existing the Anchorage Loan Agreement. Pursuant to the New Anchorage Agreements, (i) approximately $9.1 million of the Anchorage Loan was converted into shares of Gryphon Common Stock, at an ascribed value of $1.10 per share, resulting in the issuance of 8,287,984 shares of Gryphon Common Stock to Anchorage in a private placement pursuant to Section 4(a)(2) of the Securities Act, (ii) approximately $3.9 million of the Anchorage Loan was converted into warrants to purchase 3,530,198 shares of Gryphon Common Stock, which warrants are exercisable immediately, have an unlimited term and an exercise price of $0.01 per share, in a private placement pursuant to Section 4(a)(2) of the Securities Act and (iii) the remaining $5 million of the Anchorage Loan was exchanged for a new $5 million loan pursuant to the New Loan Agreement.

Pursuant to the New Loan Agreement:

•        the outstanding principal and interest are denominated in dollars;

•        the interest rate is 4.25% payable monthly;

•        Anchorage has been given a first priority lien on all of Gryphon and its subsidiaries’ assets;

•        covenants related to mining machine locations and covenant ratios in the Anchorage Loan Agreement have been removed; and

•        Anchorage may convert half of the outstanding principal at a price of $1.10 per share of Gryphon Common Stock and the remaining half at a price of $1.50 per share of Gryphon Common Stock.

The New Loan Agreement contains customary representations, warranties and agreements by Gryphon, customary conditions to closing, indemnification obligations of the Company and the purchasers, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Loan Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the New Anchorage Agreements, Gryphon also issued Anchorage the Anchorage Warrants.

On May 10, 2025, Gryphon entered into a warrant amendment with Anchorage to amend the $1.50 Warrants. Pursuant to the Amendment, Gryphon reduced the exercise price of the $1.50 Warrants from $1.50 to $0.55 per share.

The Anchorage Warrants were exercised in full and on a cashless basis on June 24, 2025, resulting in the issuance of an aggregate of 4,384,470 shares of Gryphon Common Stock.

Results of Operations

Three Months ended March 31, 2025 compared to the three months ended March 31, 2024

The following table shows the Company’s results of operations for the three months ended March 31,

			Change
	2025	2024	Dollar	Percentage
Revenues
Mining activities	$1,558,000	$7,490,000	$(5,932,000)	(79.2)%
Operating cost
Cost of revenues (excluding depreciation)	2,054,000	4,837,000	(2,783,000)	(57.5)
General and administrative expenses	3,000,000	2,461,000	539,000	21.9
Stock-based compensation expense	772,000	208,000	564,000	271.2
Depreciation expense	1,071,000	3,247,000	(2,176,000)	(67.0)
Unrealized loss (gain) on digital assets	127,000	(1,703,000)	1,830,000	107.5
Total operating expenses	7,024,000	9,050,000	(2,026,000)	(22.4)
Loss from operations	(5,466,000)	(1,560,000)	3,906,000	250.4
Other expenses	(814,000)	(10,184,000)	(9,370,000)	(92.0)
Loss before provision for income taxes	$(6,280,000)	$(11,744,000)	$(5,464,000)	(46.5)%

Mining revenues

Mining revenues decreased to $1,558,000 for the three months ended March 31, 2025 from $7,490,000 for the three months ended March 31, 2024. The decrease in mining revenues of $5,932,000 is due to a combination of factors. The average value of Bitcoin mined for the three months ended March 31, 2025 was $93,000 compared to $53,000 for the three months ended March 31, 2024, an increase of $40,000 or 76%. As of March 31, 2025, the Company had approximately 10,700 Bitcoin miners compared to approximately 8,800 as of March 31, 2024. However, these increases in operational Bitcoin miners and revenue recognized per Bitcoin earned were offset by the increase in global hashrate as well as the 50% reduction in block rewards due to the halving event in April 2024.

During the three months ended March 31, 2025 and 2024, the average daily global hashrate was 802.3 exahash and 564.7 exahash, respectively, an increase of 42%.

Cost of revenues

Cost of revenues decreased to $2,054,000 for the three months ended March 31, 2025, from $4,837,000 for the three months ended March 31, 2024. The decrease of $2,783,000 was primarily due to (i) an increase in Bitcoin network hashrate and (ii) higher energy costs.

General and administrative expenses

			Change
	2025	2024	Dollar	Percentage
Professional fees	$1,143,000	$1,048,000	$95,000	9.1%
Investor and public relations expenses	733,000	887,000	(154,000)	(17.4)
Salaries and wages	646,000	233,000	413,000	177.3
Insurance expense	150,000	141,000	9,000	6.4
Corporate stock expense	49,000	—	49,000	100.0
Other expenses	279,000	152,000	127,000	83.6
Total general and administrative expenses	$3,000,000	$2,461,000	$539,000	21.9%

Professional fees increased to $1,143,000 for the three months ended March 31, 2025, from $1,048,000 for the three months ended March 31, 2024. The increase of $95,000 relates to an increase in (i) accounting fees of approximately $12,000 and (ii) legal fees of approximately $83,000.

Investor and public relations expenses decreased to $733,000 for the three months ended March 31, 2025, from $887,000 for the three months ended March 31, 2024. The decrease is due to a decline in the use of consultants by the Company’s for its public exposure. Included in the $733,000 investor and public relations expenses for the three months ended March 31, 2025 and 2024 was approximately $109,000 and $0, respectively, of non-cash expense related to the fair value of common stock issued to consultants.

Salaries and wages increased to $646,000 for the three months ended March 31, 2025, from $233,000 for the three months ended March 31, 2024. The increase of $413,000 is due (i) a first quarter 2025 bonus accrual of approximately $209,000 for our executive officers and (ii) $204,000 of compensation for the three new directors, one additional executive employee hired during the fourth quarter of 2024.

Corporate stock expense increased to $49,000 for the three months ended March 31, 2025, from $0 for the three months ended March 31, 2024. The increase of $49,000 is attributable to expenses incurred due to the Closing.

Other expenses increased to $279,000 for the three months ended March 31, 2025, from $152,000 for the three months ended March 31, 2024. The increase of $127,000 is attributable to (i) an increase of $131,000 for repair work on our Bitcoin miner fleet and (ii) offset by a general decrease of approximately $4,000.

Stock-based compensation expense

Stock-based compensation expense increased to $772,000 for the three months ended March 31, 2025, from $208,000 for the three months ended March 31, 2024. The increase is due to the issuance of restricted stock units to Gryphon Board members during the fourth quarter of 2024 and the issuance of restricted stock awards, in January 2025, as an incentive for the employment of the Gryphon management team.

Depreciation expense

Depreciation decreased to $1,071,000 for the three months ended March 31, 2025, from $3,247,000 for the three months ended March 31, 2024. The average remaining useful life of the mining fleet as of March 31, 2025 and March 31, 2024 were 26 months and 55 months, respectively. Therefore, the depreciation expense for the three months ended March 31, 2025 was reduced in comparison to the depreciation expense for the three months ended March 31, 2024.

Unrealized loss (gain) on digital assets

For the three months ended March 31, 2025 the Company incurred an unrealized loss on digital assets of $127,000 as compared to an unrealized gain of $1,703,000 for the three months ended March 31, 2024. The fair market value of Bitcoin as of December 31, 2023 was approximately $43,000 as compared to approximately $71,000 as of March 31, 2024. The increase of approximately $28,000 and our number of Bitcoin held, of approximately 59, as of March 31, 2024 resulted in an unrealized gain for the three months ended March 31, 2024. The fair market value of Bitcoin as of December 31, 2024 was approximately $93,000 as compared to approximately $83,000 as of March 31, 2025. The decrease of approximately $10,000 and our number of Bitcoin held, of approximately 10, as of March 31, 2025 resulted in the unrealized loss for the three months ended March 31, 2025.

Other income (expense)

	2025	2024	Changes
			Dollar	Percentage
Unrealized loss on marketable securities	$(66,000)	$(216,000)	$150,000	69.4%
Gain on extinguishment of account payable	449,000	—	449,000	100.0%
Change in fair value of BTC Note	—	(9,638,000)	9,638,000	100.0%
Merger and acquisition costs	(1,194,000)	—	(1,194,000)	(100.0)%
Interest expense	(3,000)	(330,000)	327,000	99.1%
Total other expense	$(814,000)	$(10,184,000)	$9,370,000	92.0%

Unrealized loss on marketable securities

For the three months ended March 31, 2025 unrealized loss on marketable securities was $66,000, as compared to an unrealized loss of $216,000 for the three months ended March 31, 2024. The loss for the three months ended March 31, 2025 related to a decrease in the fair market value of the underlying securities held.

Gain on extinguishment of accounts payable

On March 7, 2025, the Company and Sphere 3D Corp. (“Sphere 3D”) entered into a settlement and release agreement on mutually acceptable terms. The Settlement Agreement fully resolved all pending litigation between the Company and Sphere and each party fully released the other party from any known or unknown and unsuspected claims. As such the Company was relieved of its $449,000 liability.

Change in fair value of Bitcoin Note

During the year ended December 31, 2024, the Company had a note payable denominated in Bitcoin, which was accounted for under the fair value method of accounting. For the three months year ended March 31, 2024, the Company recognized a $9,638,000 increase in the fair value of notes payable. The note payable was settled in October 2024; therefore, the Company did not incur a fair value change for the three months ended March 31, 2025.

Merger and acquisition costs

The Company was in the process of evaluating several strategic business acquisitions. During the three months ended March 31, 2025, the Company canceled the Giga Purchase Agreement and the Erikson Purchase Agreement. For the Giga Purchase Agreement, the Company had approximately $350,000 of cash deposits. For the Erikson Purchase Agreement, the Company had $447,000 of cash deposits and approximately $161,000 of professional fees. Also, the Company had approximately $236,000 of legal fees related to three other potential acquisitions that it has expensed.

Interest expense

The interest expense of $330,000 for the three months ended March 31, 2024, was related to the note payable denominated in Bitcoin. As to the Bitcoin denominate note payable was settled in October 2024 and accounted for as a troubled debt restructuring, the new note payable principal balance was increased for aggregate future interest expense, as such the monthly interest payment reduces the note payable balance; therefore, the Company did not recognize interest expense for the three months ended March 31, 2025.

Year ended December 31, 2024 compared to the year ended December 31, 2023

The following table shows the Company’s results of operations for the year ended December 31:

			Change
	2024	2023	Dollar	Percentage
Revenues
Mining revenues	$20,539,000	$21,052,000	$(513,000)	(2.4)%
Management services	—	873,000	(873,000)	(100.0)
Total revenues	20,539,000	21,925,000	(1,386,000)	(6.3)
Operating cost
Cost of revenues (excluding depreciation)	15,818,000	13,462,000	2,356,000	17.5
General and administrative expenses	11,267,000	4,760,000	6,507,000	136.7
Stock-based compensation expense (benefit)	1,588,000	(152,000)	1,740,000	(1,144.7)
Depreciation expense	11,179,000	14,958,000	(3,779,000)	(25.3)
Impairment of digital assets	—	275,000	(275,000)	(100.0)
Impairment of Bitcoin miners	—	8,335,000	(8,335,000)	(100.0)
Unrealized gain on digital assets	(1,566,000)	—	(1,566,000)	(100.0)
Realized gain on sale of digital assets	—	(535,000)	535,000	100.0
Total operating expenses	38,286,000	41,103,000	(2,817,000)	(6.8)
Loss from operations	(17,747,000)	(19,178,000)	1,431,000	(7.5)
Other expenses	(3,553,000)	(9,597,000)	6,044,000	(63.0)
Loss before provision for income taxes	$(21,300,000)	$(28,775,000)	$7,475,000	(26.0)%

Mining revenues

Mining revenues decreased to $20,539,000 for the year ended December 31, 2024 from $21,052,000 for the year ended December 31, 2023. The decrease in mining revenues of $513,000 is due to a combination of factors. The average value of Bitcoin mined for the year ended December 31, 2024 was $66,000 compared to $29,000 for the year ended December 31, 2023, an increase of $37,000 or 128%. As of December 31, 2024, the Company had approximately 8,800 Bitcoin miners compared to approximately 8,300 as of December 31, 2023. However, these increases in operational Bitcoin miners and revenue recognized per Bitcoin earned were offset by the increase in global hashrate as well as the 50% reduction in block rewards due to the halving event in April 2024. .

During the years ended December 31, 2024 and 2023, the average daily global hashrate was 633.4 exahash and 381.4 exahash, respectively, an increase of 66%.

Management services

Management services revenue decreased to $0 for the year ended December 31, 2024, from $873,000 for the year ended December 31, 2023. Management services revenue relates to the Sphere 3D MSA, regarding which Sphere 3D delivered a termination notice to the Company on October 6, 2023. See Note 8 — Commitments and Contingencies.

Cost of revenues

Cost of revenues increased to $15,818,000 for the year ended December 31, 2024, from $13,462,000 for the year ended December 31, 2023. The increase of $2,356,000 was primarily due to (i) an increase in the deployment of Bitcoin miners, (ii) an increase in Bitcoin network hashrate and (iii) higher energy costs.

General and administrative expenses

			Change
	2024	2023	Dollar	Percentage
Professional fees	$4,341,000	$2,579,000	$1,762,000	68.3%
Investor and public relations expenses	4,088,000	—	4,088,000	100.0
Salaries and wages	1,337,000	1,061,000	276,000	26.0
Insurance expense	671,000	157,000	514,000	327.4
Corporate stock expense	198,000	—	198,000	100.0
Other expenses	407,000	158,000	249,000	157.6
Franchise tax and licenses	225,000	245,000	(20,000)	(8.2)
Loss on MSA	—	560,000	(560,000)	(100.0)
Total general and administrative expenses	$11,267,000	$4,760,000	$6,507,000	136.7%

Professional fees increased to $4,341,000 for the year ended December 31, 2024, from $2,579,000 for the year ended December 31, 2023. The increase of $1,762,000 was due to (i) an increase of $301,000 for accounting and other related services, (ii) an increase in legal fees of $1,073,000 and (iii) $388,000 of professional fees related to the Mergers.

Investor and public relations expenses increased to $4,088,000 for the year ended December 31, 2024, from $0 for the year ended December 31, 2023. The increase is due to management hiring consulting firms to increase the Company’s public exposure as a result of the Mergers. Included in the $4,088,000 investor and public relations expenses for the year ended December 31, 2024 is $1,884,000 of non-cash expense related to the fair value of common stock issued to consultants.

Salaries and wages increased to $1,337,000 for the year ended December 31, 2024, from $1,061,000 for the year ended December 31, 2023. The increase of $276,000 is due to compensation for three new directors, hiring one additional executive employee and estimated bonus accruals for the Company’s officers.

Insurance expense increased to $671,000 for the year ended December 31, 2024, from $157,000 for the year ended December 31, 2023. The increase of $514,000 was attributable to an increase in insurance premiums as a result of becoming a public company.

Corporate stock expense increased to $198,000 for the year ended December 31, 2024, from $0 for the year ended December 31, 2023. The increase of $198,000 is attributable to expenses incurred due to the Closing.

Other expenses increased to $407,000 for the year ended December 31, 2024, from $158,000 for the year ended December 31, 2023. The increase of $249,000 is attributable to an increase in payments of $108,000 to regulatory agencies and a general increase in various other expenses of $141,000.

Franchise tax and license decreased to $225,000 for the year ended December 31, 2024, from $245,000 for the year ended December 31, 2023.

Loss on MSA decreased to $0 for the for the year ended December 31, 2024, from $560,000 for the for the year ended December 31, 2023. The decrease is due to a March 2023 non-recurring payment to Sphere, as discussed below. In 2023, a threat actor representing to be the Sphere 3D CFO inserted themselves into an email exchange between the Sphere 3D CFO and the Company’s former CEO, which also included Sphere 3D’s CEO, regarding the transfer of Sphere 3D’s Bitcoin from the Company’s wallet to Sphere 3D’s wallet. The threat actor requested that the Bitcoin be transferred to an alternate wallet. As a result, 26 BTC, with a value of approximately $560,000 at the time, was transferred to a wallet controlled by the threat actor. Via counsel, Gryphon engaged with US Federal law enforcement to recover the BTC. Despite these attempts by law enforcement to recover the BTC, recovery was not possible. Gryphon subsequently wired the commensurate amount in USD to Sphere 3D to make them whole for the stolen BTC. Gryphon also engaged a nationally recognized third-party firm to perform a forensic analysis. The analysis revealed that the threat actor did not enter the email exchange via Gryphon’s IT systems. The Company has also subsequently modified its control systems to protect against any future attempted incursions. During the quarter ended June 30, 2023, the Company made a payment to Sphere 3D for $560,000, which was classified as a general and administrative expense on Gryphon’s consolidated statement of operations.

Stock-based compensation expense

Stock-based compensation expense increased to $1,588,000 for the year December 31, 2024, from a benefit of $152,000 for the year ended December 31, 2023. The increase is due to a one-time forfeiture of stock-based compensation of $1,910,000 in connection with the termination of an employment agreement in the prior year period.

Depreciation expense

Depreciation decreased to $11,179,000 for the year ended December 31, 2024, from $14,958,000 for the year ended December 31, 2023. The average remaining useful life of the mining fleet as of December 31, 2024 and December 31, 2023 was 30 months and 55 months, respectively. Therefore, the depreciation expense for the year ended December 31, 2024 was reduced in comparison to the depreciation expense for the year ended December 31, 2023.

Impairment of digital assets

Impairment of digital assets decreased to $0 for the year ended December 31, 2024 from $275,000 for the year ended December 31, 2023. The decrease was due to the implementation of ASU 2023-08 issued in December 2023.

Impairment of Bitcoin miners

Impairment of Bitcoin miners decreased to $0 for the year ended December 31, 2024, from $8,335,000 for the year ended December 31, 2023. The decrease was due to the carrying amount of the Bitcoin miners being equal to or below the fair market value of the asset group. As such, pursuant to ASC 360, the Company determined no impairment losses occurred during 2024.

Unrealized gain on digital assets

As of January 1, 2024, the Company implemented ASU 2023-08: Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from the remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. For the year ended December 31, 2024, the Company recognized a $1,566,000 unrealized gain in the fair market value of its digital asset holdings.

Realized gain on sale of digital assets

Realized gain on the sale of digital assets decreased to $0 for the year ended December 31, 2024, from to $535,000 for the year ended December 31, 2023. With the implementation of ASU 2023-08, realized gains on the sale of digital assets has been eliminated, since the digital assets are marked to market prior to sale.

Other expenses

			Change
	2024	2023	Dollar	Percentage
Unrealized (loss) gain on marketable securities	$(288,000)	$168,000	$(456,000)	(271.4)%
Realized gain from use of digital assets	—	3,899,000	(3,899,000)	(100.0)
Change in fair value of Bitcoin Note	(8,058,000)	(13,297,000)	5,239,000	(39.4)
Interest expense	(915,000)	(758,000)	(157,000)	20.7
Loss on disposal of asset	(146,000)	(55,000)	(91,000)	165.5
Mergers and acquisition cost	(394,000)	—	(394,000)	100.0
Gain on settlement of Bitcoin Note	6,248,000	—	6,248,000	100.0
Other income	—	446,000	(446,000)	(100.0)
Total other expense	$(3,553,000)	$(9,597,000)	$6,044,000	(63.0)%

Unrealized loss (gain) on marketable securities

For the year ended December 31, 2024 unrealized loss on marketable securities was $288,000, as compared to a gain of $168,000 for the year ended December 31, 2023. The loss for the year ended December 31, 2024 related to a decrease in the fair market value of the underlying securities held.

Realized gain from use of digital assets

For the year ended December 31, 2024, realized gain from the use of digital assets was $0, compared to $3,899,000 for the year ended December 31, 2023. With the implementation of ASU 2023-08, realized gains on the use of digital assets has been eliminated since the digital assets are marked to market prior to sale.

Change in fair value of Bitcoin Note

The Company has a note payable denominated in Bitcoin, which is accounted for under the fair value method of accounting. For the year ended December 31, 2024, the Company recognized an $8,058,000 decrease in the fair value of notes payable, compared to a $13,297,000 decrease for the year ended December 31, 2023. Under the fair value method of accounting, the Company is required to adjust the note to fair value as of each reporting period. Since the note is denominated in Bitcoin, the fair value is calculated by multiplying the number of Bitcoin outstanding times the closing price of Bitcoin as of the reporting period.

Interest expense

Interest expense increased to $915,000 for the year ended December 31, 2024, from $758,000 for the year ended December 31, 2023. The interest is paid with Bitcoin, as the 2024 average fair value of Bitcoin increase to $61,494 from $28,487 for 2023, the interest expense increased.

Loss on disposal of asset

Loss on disposal of asset was $146,000 for the year ended December 31, 2024, as compared to $55,000 for the year ended December 31, 2023.

Mergers and acquisition cost

Mergers and acquisition cost of $394,000 relates to a working capital adjustment for the Company’s disposal of its subsidiary MJ Freeway, which occurred on February 8, 2024. The $394,000 is an estimate of the potential working capital adjustment, regarding which the Company is still negotiating with the purchaser.

Gain on settlement of Bitcoin Note

In October 2024, the Company entered into an agreement with Anchorage to extinguish and terminate the Company’s Bitcoin Note. See further disclosure below “Capital Expenditures and Other Obligations.”

Other income

During the year ended December 31, 2023, the Company held third-party discount coupons for the purchase of mining machines. The Company sold these discount coupons for $269,000 and a franchise tax refund of $177,000.

Liquidity and Capital Resources

As of March 31, 2025 and December 31, 2024, the Company had cash and cash equivalents (excluding restricted cash) of $318,000 and $735,000, respectively and an accumulated deficit of approximately $73,652,000 and $67,735,000, respectively. The Company financed its operations primarily through proceeds from the sales of its equity securities through private placements, its at-the-market program as described herein, borrowings pursuant to the Sphere 3D Note and the Bitcoin Note and cash flow from its digital currency mining operations.

The Company believes that its current levels of cash will not be sufficient to meet its anticipated cash needs for its operations for at least the next twelve months. The Company will require additional capital resources to fund its operations and pay its obligations as they come due over the next twelve months. The Company may also need to implement a strategy to expand its business or other investments or acquisitions. The Company may sell additional equity or debt securities or enter into a credit facility to satisfy its capital requirements. The sale of additional equity securities could result in dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to the Company if at all. Any failure by the Company to raise additional funds on terms favorable to it or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

On June 10, 2024, the Company filed a prospectus supplement for the offering, issuance and sale of up to a maximum aggregate offering price of $70.0 million of common stock that may be issued and sold under the ATM Agreement. The Company has used and intend to continue to use the net proceeds from the ATM for general corporate purposes, including, without limitation, capital expenditures, funding potential acquisitions of additional new mining equipment, other potential acquisitions, investments in existing and future Bitcoin mining projects and repurchases and redemptions of our common stock and general working capital. The ATM will terminate upon the earlier of (i) the issuance and sale of all of the shares of the common stock subject to the conditions set forth in the ATM or (ii) termination of the ATM as otherwise permitted thereunder. The ATM may be terminated at any time by either the Company or any sales agent with respect to itself upon five days’ prior notice or by the sales agents at any time in certain circumstances, including the occurrence of a material adverse effect on us. As of March 31, 2025, approximately $63.597 million in capacity remained under the ATM.

Summary of Cash Flow

The following table provides detailed information about the Company’s net cash flow for the three months ended March 31, 2025 and 2024:

	2025	2024
Net cash used in operating activities	$(3,219,000)	$(983,000)
Net cash used in investing activities	$(1,780,000)	$—
Net cash provided by financing activities	$4,582,000	$1,805,000

Net cash used in operating activities

Net cash used in operating activities was approximately $3,219,000 for the three months ended March 31, 2025 and consisted primarily of cash proceeds from the sale of digital assets of approximately $1,647,000, offset by cash expenditures for operating activities of approximately $4,777,000.

Net cash used in operating activities was approximately $983,000 for the three months ended March 31, 2024 and consisted primarily of cash proceeds from the sale of digital assets of approximately $6,106,000, offset by cash expenditures for operating activities of approximately $7,089,000.

Net cash used in investing activities

Net cash used in investing activities was approximately $1,780,000 for the three months ended March 31, 2025 and consisted of (i) the purchase of mining equipment for approximately $558,000, (ii) cash disbursement of approximately $1,222,000 for deposit under assets acquisitions agreements.

Net cash provided by financing activities

Net cash provided by financing activities was approximately $4,582,000 for the three months ended March 31, 2025 and consisted primarily of (i) increase in insurance premium loans of $343,000 offset by insurance premium loan payments of $47,000 and (ii) $2,095,000 of cash proceeds from issuance of Gryphon Common Stock offset by the payment of $75,000 for costs related to the issuance of Gryphon Common Stock, (iii) $2,409,000 of cash received from the sale of Gryphon Common Stock using the ATM offset by payments of $72,000 for cost related to the issuance of the Gryphon Common Stock and (iv) $71,000 of cash payments for the interest on the Note Payable.

Net cash provided by financing activities was approximately $1,805,000 for the three months ended March 31, 2024 and consisted primarily of (i) insurance premium loan payments of $90,000 and (ii) $1,395,000 of cash proceeds from issuance of the Company’s Gryphon Common Stock from the sale of Gryphon Common Stock using the ATM and (iii) $500,000 of cash received from the acquisition of Akerna.

The following table provides detailed information about the Company’s net cash flow for the years ended December 31, 2024 and 2023:

	2024	2023
Net cash (used in) provided by operating activities	$(3,396,000)	$3,011,000
Net cash used in investing activities	$(2,747,000)	$(2,254,000)
Net cash provided by (used in) financing activities	$5,963,000	$(109,000)

Net cash (used in) provided by operating activities

Net cash used in operating activities was approximately $3,396,000 for the year ended December 31, 2024 and consisted primarily of cash proceeds from the sale of digital assets of approximately $20,260,000, offset by cash expenditures for operating activities of approximately $23,656,000.

Net cash provided by operating activities was approximately $3,011,000 for the year ended December 31, 2023 and consisted primarily of cash proceeds from the sale of digital assets of approximately $18,512,000, offset by cash expenditures for operating activities of approximately $15,501,000.

Net cash used in investing activities

Net cash used in investing activities was approximately $2,747,000 for the year ended December 31, 2024 and consisted of (i) the purchase of mining equipment for approximately $1,075,000, (ii) cash disbursement of approximately $600,000 for co-location lease deposits, (iii) approximately $1,243,000 for a refundable deposit under assets acquisitions agreements and (iv) proceeds of $171,000 from the sale of Bitcoin miners.

Net cash used in investing activities was approximately $2,254,000 for the year ended December 31, 2023 and consisted primarily of approximately $1,894,000 for the purchase of Bitcoin miners and cash disbursement of $360,000 for a refundable deposit for co-location lease.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was approximately $5,963,000 for the year ended December 31, 2024 and consisted primarily of (i) increase in insurance premium loans of $569,000 offset by insurance premium loan payments of $601,000 and (ii) $5,438,000 of cash proceeds from issuance of the Gryphon Common Stock offset by the payment of $343,000 for costs related to the issuance of common stock, (iii) $500,000 of cash received from the acquisition of Akerna (iv) $670,000 for a registered direct offering of our common stock, which closed in January 2025 offset by (v) $230,000 of cash payments for the interest on the Note Payable and cash payments for legal fees incurred related to the Bitcoin Note restructuring.

Net cash used in financing activities was approximately $109,000 for the year ended December 31, 2023 and consisted of issuance of a note payable of $132,000 for insurance premiums, $137,000 of payments for insurance premiums and a payment of $104,000 for modification of the Bitcoin Note (as defined herein).

Capital Expenditures and Other Obligations

Coinmint Agreement

On July 1, 2021, the Company entered into the Coinmint Agreement, with Coinmint LLC (“Coinmint”), an established operator of renewable-energy data centers, pursuant to which Coinmint provides hosting services to the Company at Coinmint’s hydro powered facility in Massena, New York (the “Coinmint Facility”) for a 15-month period, which upon its conclusion renews automatically for successive three-month terms unless either party delivers to the other party 90 days’ written notice of intent not to renew. Pursuant to the terms of the Coinmint Agreement, 7,200 S19j Pro Antminer machines were delivered to and installed at the Coinmint Facility. Under the terms of the Coinmint Agreement, Coinmint directly passes through the cost of electricity and maintenance costs to the Company, collects an initial reservation fee and collects a percentage of the Company’s Bitcoin mining profits.

The Coinmint Agreement was terminated on October 31, 2024, with effect on January 1, 2025.

Blockfusion Co-location Mining Services Agreement

See “Recent Developments — Blockfusion Agreement” above.

Mawson Agreement

See “Recent Developments — Mawson Agreement” above.

Anchorage Loan Agreement

See “Recent Developments — Anchorage Loan Agreement” above.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

The preparation of Gryphon’s consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable after taking into account our circumstances and expectations for the future based on available information. Our actual results could differ from these estimates.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined herein.

The critical accounting policies and the judgments, estimates and assumptions associated with such policies, that we believe have the greatest potential impact on the consolidated financial statements are disclosed in Note 1 of the Notes to Consolidated Financial Statements in this proxy statement/prospectus.

Recent Accounting Pronouncements

From time to time, the Financial Accounting Standards Board (“FASB”) or other standards-setting bodies issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification are communicated through the issuance of an Accounting Standards Update (“ASU”). The Company considers the applicability and impact of all ASUs on the Company’s financial position, results of operations, cash flows or presentation thereof. Described below are ASUs that are not yet effective but may be applicable to the Company’s financial position, results of operations, cash flows or presentation thereof. As of the issuance of Gryphon’ consolidated financial statements, there were no ASUs that management assessed and determined to be applicable to the Company’s financial position, results of operations, cash flows or presentation thereof.

Recently Adopted Pronouncements

On December 13, 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-08 on January 1, 2024. The adoption of the ASU 2023-08 was a $740,000 increase of our digital assets, as of January 1, 2024.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (ASC Topic 280): Improvements to Reportable Segment Disclosures.” The amendments require the disclosure of significant segment expenses as well as expanded interim disclosures, along with other changes to segment disclosure requirements. The standard will be effective for fiscal years beginning after December 15, 2023 and interim periods beginning on or after December 15, 2024. We have implemented the provisions of the ASU 2023-07. See Note 1 of the “Notes to Consolidated Financial Statements” in this proxy statement/prospectus.

ABTC’s BUSINESS

Overview

ABTC’s business objective is Bitcoin accumulation and it aims to pursue that goal through a levered strategy that combines efficient Bitcoin mining, disciplined Bitcoin reserve expansion and focused ecosystem engagement.

ABTC’s Strategy

ABTC’s strategy consists of three distinct layers:

Layer 1 Build the Engine	Layer 2 Scale the Reserve	Layer 3 Lead the Ecosystem
Build efficient operations to produce Bitcoin below market cost.	Leverage capital availability to scale Bitcoin reserve.	Harness operational scale and treasury accumulation for ecosystem leadership.

Together, these layers reinforce ABTC’s vision of a capital-efficient platform for long-term Bitcoin accumulation, built to align with the network’s growth and the emergence of Bitcoin as a potential sovereign-grade asset.

Layer 1: Build the Engine

ABTC’s foundation is built on producing Bitcoin below-market cost through a capital efficient, infrastructure-light operating model. Rather than deploying capital into physical infrastructure ownership, ABTC prioritizes direct Bitcoin-generating assets: it owns Bitcoin miners that operate at facilities managed by Hut 8, a proven developer and operator of low-cost compute capacity across North America.

This strategic approach enables ABTC to convert capital directly into Bitcoin exposure while minimizing fixed infrastructure investments. By prioritizing ownership of Bitcoin miners and Bitcoin reserve growth over land, buildings or electrical infrastructure, ABTC focuses on maintaining operational flexibility and capital efficiency. As of May 31, 2025, ABTC owned over 60,000 Bitcoin miners with a cumulative hashrate of 10.17 EH/s and weighted average fleet efficiency of 21.2 J/TH. Its Bitcoin miner fleet primarily comprises Bitmain S21 series and MicroBt M5X and M6X series machines. Through its strategic partnership with Hut 8, ABTC maintains access to a robust pipeline of high-efficiency capacity expansions.

Bitcoin mining serves as ABTC’s foundational engine for Bitcoin accumulation, not as an end in itself. ABTC’s Layer 1 strategy is designed to maximize long-term Bitcoin ownership per dollar of capital deployed, creating what ABTC believes is a sustainable competitive advantage in below-market Bitcoin production.

Layer 2: Scale the Reserve

In addition to building an efficient engine to drive low-cost Bitcoin production, ABTC aims to leverage its capital strategy to increase the size of its Bitcoin reserve. ABTC’s goal is to utilize public markets and strategic financing structures to access efficient capital and leverage that capital to increase its Bitcoin in reserve per share.

Following the Closing, additional capital will be needed to continue the Combined Company’s planned operations and continue to pursue ABTC’s existing Bitcoin reserve accumulation strategy. The Combined Company plans to raise significant amounts of additional capital, including in amounts that may exceed its current estimates of enterprise value and future market capitalization, and may sell common stock, convertible securities or other equity securities in one or more transactions at prices and amounts and in a manner it determines from time to time in order to do so. See “Risk Factors — Risks Related to the Combined Company — Future sales and issuances of the Combined Company’s Common Stock or rights to purchase common stock, including pursuant to the 2025 Plan, could result in dilution and could cause the Combined Company Common Stock price to fall.”

As of May 31, 2025, ABTC had accumulated approximately 215 Bitcoin in reserve since launching on April 1, 2025. ABTC considers its reserve a core strategic asset, managed adaptively to support balance sheet strength with a view to enhancing long-term stockholder value.

ABTC considers its Bitcoin holdings to be long-term in nature and expects to continue accumulating Bitcoin. ABTC has not set any specific target for the amount of Bitcoin it seeks to hold. Instead, it evaluates market conditions on an ongoing basis to determine whether and when to raise additional capital to expand its Bitcoin reserve.

Bitcoin accumulation is not a side effect of ABTC’s business. It is the business. ABTC’s Layer 2 strategy is designed to transform its Bitcoin production into long-term Bitcoin ownership.

Layer 3: Lead the Ecosystem

ABTC intends to leverage its operational scale, mining expertise and Bitcoin reserve to drive strategic ecosystem leadership that supports Bitcoin accumulation and network growth. As ABTC’s mining operations and reserve position mature, Layer 3 represents the natural evolution from participant to catalyst in Bitcoin’s institutional adoption and infrastructure development. ABTC believes its position as a Bitcoin accumulator and low-cost Bitcoin miner creates distinctive opportunities to influence ecosystem development in ways that reinforce its core accumulation strategy while contributing to Bitcoin’s long-term ecosystem success.

ABTC recognizes transaction fees as Bitcoin mining’s long-term economic foundation and views initiatives that grow sustainable, fee-generating network activity as aligned with its Bitcoin accumulation strategy. ABTC may explore partnerships that facilitate broader Bitcoin adoption while maintaining disciplined capital allocation.

ABTC’s commitment to Bitcoin extends beyond short-term operational returns to the network’s long-term health and security. ABTC may pursue opportunities to support protocol development, enhance network infrastructure and contribute to Bitcoin’s resilience and adoption in ways that align with shareholder value creation.

ABTC’s potential Layer 3 initiatives will be evaluated against its fundamental objective of maximizing Bitcoin ownership per share.

ABTC’s Operations

Bitcoin Mining Sites

ABTC has entered into a Master Colocation Services Agreement (the “MCSA”) with Hut 8 under which certain affiliates of Hut 8 provide ABTC with colocation and hosting services for ABTC’s Bitcoin miners. As of May 30, 2025, ABTC’s Bitcoin miners operated at three sites under the MCSA:

•        Alpha (Niagara Falls, NY);

•        Medicine Hat (Medicine Hat, AB); and

•        Salt Creek (Orla, TX).

ABTC has also entered into Master Management Services Agreement (the “MMSA”) with Hut 8, under which certain affiliates of Hut 8 provide ABTC with management, oversight, strategy, compliance, operational and other services for ABTC’s Bitcoin mining operations hosted at Hut 8’s facilities under the MCSA. For additional information on the MCSA and MMSA, see “— Material Agreements” below.

Bitcoin Mining Pools

ABTC receives Bitcoin mining rewards from its mining activity through third-party ming pool operators, Foundry and Luxor. Mining pools allow Bitcoin miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. ABTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain.

The pools then distribute ABTC’s pro-rata share of Bitcoin mined to ABTC based on the computing power (hashrate) it contributes. ABTC’s daily payout through these pools is calculated based on its hashrate contribution, delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. ABTC’s pool fees are currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s hashrate contributed.

Protection of Bitcoin Assets

ABTC uses third-party custody solutions, including Coinbase Custody to safeguard its Bitcoin, mainly in “cold storage” wallets. ABTC does not self-custody its Bitcoin or hold, sell or transact in Bitcoin or any other digital asset for any person other than itself.

ABTC enables and uses two-factor authentication to access systems (“Custody Applications”) provided by its custodians. All account users are required to complete two-factor authentication setup prior to log-in. An authorized persons listing is maintained and evaluated as part of regular user access reviews, limiting access to Custody Applications. Any changes to the Custody Applications related to users, withdrawals or other operational tasks require approval from multiple authorized persons.

If withdrawal transactions are ever required, for example, to rebalance holdings across custodians, only certain whitelisted wallets can receive funds withdrawn from the Custody Applications. A verification video call, in addition to approval from two (2) authorized persons, is required for any new whitelisted withdrawal.

Recent Developments

On June 24, 2025, the ABTC board of directors approved the issuance and sale, in a private placement financing transaction, of ABTC Class A Common Stock for $200 million of gross proceeds (up to a maximum of $250 million of gross proceeds to satisfy oversubscriptions) to ABTC. On June 27, 2025, ABTC completed the first closing of the external financing in the form of a private placement of 11,002,954 shares of ABTC Class A Common Stock to third party investors. ABTC received aggregate gross proceeds of $220,059,080 and aggregate net proceeds of approximately $215 million after deducting certain fees and expenses incurred in connection with the financing. ABTC intends to use the net proceeds from the financing to fund its strategic and Bitcoin accumulation goals, which may include, but is not limited to, the purchase of Bitcoin and/or miners. Prior to the Closing, ABTC may complete further issuances of ABTC Class A Common Stock or other securities. The amount and timing of such issuances, if any, is currently not known.

Material Agreements

Master Colocation Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MCSA with U.S. Data Mining Group, Inc., a Nevada corporation and a wholly owned subsidiary of Hut 8 (“USDMG”). The MCSA and the service orders under the MCSA provide for certain affiliates of Hut 8 to provide ABTC with colocation and hosting services for ABTC-owned mining equipment at Hut 8-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to USDMG (or its applicable affiliate that owns or leases the facility at which ABTC Bitcoin miners are hosted) fees generally consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by USDMG or its applicable affiliate in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order.

On April 1, 2025, ABTC entered into three service orders under the MCSA for hosting services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MCSA includes other customary provisions, including with respect to facility access, use of contracted power, maintenance and repair of facilities and insurance.

The MCSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of ABTC’s use of and access to the relevant facility, acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MCSA. The MCSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence and the breach of any covenant or obligation of USDMG under the MCSA.

Except as may otherwise be specified in any service order under the MCSA, the initial term of each service order is five years, subject to automatic extension for a further five-year term unless either party provides the other with written notice not to extend at least 120 days before the expiration of the initial term. The MCSA is terminable by either party at any time upon 30 days’ prior written notice to the other party if there are no active service orders under the MCSA and have not been for a period of 12 months prior to such termination.

The MCSA (and any service order thereunder) is also terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due under the MCSA or to comply with its other obligations under the MCSA, subject to specified cure periods). An event of default by either party under the MMSA or any related service order also constitutes an event of default under the MCSA.

Master Management Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MMSA with USDMG. The MMSA and the service orders under the MMSA provide for certain affiliates of USDMG and their personnel to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Hut 8’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to USDMG (or its applicable affiliate) service fees generally consisting of a fixed fee, payable monthly, for general management, operational and compliance services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of USDMG (or its applicable service provider affiliate) for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties.

On April 1, 2025, ABTC entered into three service orders under the MMSA for management services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MMSA includes other customary provisions, including with respect to facility access, cooperation in the provision of the services, preservation of records, ownership of data and intellectual property and maintenance of insurance.

The MMSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MMSA. The MMSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence, the breach of any covenant or obligation of USDMG under the MMSA and the performance of services under the MMSA.

Except as may otherwise be specified in any service order under the MMSA, each service order under the MMSA is coterminous with the corresponding service order under the MCSA for colocation services at the same site. The MMSA (and any service order thereunder) is terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due or to comply with its other obligations under the MMSA, subject to specified cure periods). An event of default by either party under the MCSA or any related service order also constitutes an event of default under the MMSA.

Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Services Agreement with USDMG, pursuant to which USDMG and its affiliates provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services.

Under the terms of the Shared Services Agreement, ABTC pays to USDMG a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to USDMG and its affiliates for providing services under the Shared Services Agreement to ABTC.

The Shared Services Agreement has a term of five years, but is terminable with respect to any individual service by either party upon 30 days’ written notice to the other party. The Shared Services Agreement is also terminable by either party upon written notice to the other party in the event of (i) a material breach of the Shared Services Agreement by the other party, if the breach is not cured to the reasonable satisfaction of the terminating party within 30 days of such written notice or (ii) if the non-terminating party makes a general assignment for the benefit of creditors or becomes insolvent.

Put Option Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Put Option Agreement with Zephyr, pursuant to which Zephyr has right to sell to ABTC any Bitcoin miners purchased by Zephyr under the Bitmain Agreement between Zephyr and Bitmain. The Bitmain Agreement in turn provides for Zephyr’s right to purchase from Bitmain up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Zephyr has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under the Bitmain Agreement and the delivery of all Bitcoin miners purchased by Zephyr under the Bitmain Agreement, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to Bitmain and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Zephyr’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

Exclusivity Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into an Exclusivity Agreement with Hut 8 (the “Exclusivity Agreement”). The Exclusivity Agreement provides that, until such time as both the MMSA and the MCSA (or any successor agreements) have expired or been terminated, Hut 8 and its affiliates will be the exclusive providers to ABTC of (i) hosting and colocation services with respect to all digital asset mining equipment owned by ABTC and (ii) digital asset mining operations services, whether pursuant to the MMSA or otherwise.

Team

ABTC currently has two employees, including one full-time employee, as well as a shared services agreement with Hut 8. This model enables ABTC to reduce its SG&A expenses, leveraging the Hut 8 team’s expertise and economies of scale in the operation and management of Bitcoin mining facilities.

Competition

The Bitcoin mining space faces competition from a range of ecosystem participants, each supplying hashrate to the Bitcoin network. These participants include individual hobbyists to utility-scale, institutional mining operations, including ABTC. ABTC considers institutional Bitcoin mining operators to be its primary source of competition given the limited supply of critical inputs, such as Bitcoin miners and sites with industrial-scale access to low-cost electricity. This category is comprised of both public and private entities around the world. The Bitcoin mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect ABTC’s competitiveness in the future.

Government Regulation

The laws and regulations applicable to ABTC’s offerings are evolving and subject to interpretation and change. ABTC operates in a complex and rapidly evolving regulatory environment and is subject to a wide range of laws and regulations enacted by federal, state and local governments, governmental agencies and regulatory authorities, including the SEC, the CFTC, the Federal Trade Commission and the FinCEN, as well as similar entities in Canada and other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset businesses.

For example, businesses that are engaged in the transmission and custody of Bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to Bitcoin mining continues to evolve.

Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity and/or securities laws and digital asset derivative instruments are regulated by the CFTC and SEC. Certain jurisdictions, including, among others, New York and a number of countries other than the United States, have developed regulatory requirements specifically for digital assets and companies that transact in them. Furthermore, regulations may substantially change in the future and it is presently not possible to know how regulations will apply to ABTC’s business or when they will be effective. For example, in January 2025, the SEC announced the launch of a new crypto task force focused on developing a regulatory framework for crypto assets and related goals. In addition, the recent U.S. presidential election and change of administration could have a significant impact on the digital asset industry and our business in the United States. For example, in January 2025, President Trump signed an Executive Order titled “Strengthening American Leadership in Digital Financial Technology,” which, among other things, stated that the current administration’s policy will be “to support the responsible growth and use of digital assets, blockchain technology and related technologies across all sectors of the economy” by “providing regulatory clarity and certainty” regarding digital assets and blockchain technologies.

As the regulatory and legal environment evolves, ABTC may become subject to new laws and regulations, which may affect Bitcoin mining, Bitcoin accumulation and other activities. For instance, various bills have been proposed in the U.S. Congress related to digital assets, which may be adopted and have an impact on ABTC and its business. In January 2023, the U.S. House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. Bipartisan leadership of the Senate Banking Committee announced that goal as well. The U.S. Treasury Department has also requested additional authorities to address such risks. In addition, proposed tariffs to be imposed by the United States on imports from certain countries and potential counter-tariffs in response could materially affect ABTC and its business.

ABTC is unable to predict the impact that any new standards, legislation, laws or regulations may have on its business at the date hereof. For additional discussion regarding the potential risks existing and future regulations pose to ABTC’s business, see “Risk Factors — Risks Related to ABTC — ABTC’s Risks Related to Bitcoin” and “Risk Factors-Risks Related to ABTC — ABTC’s Risks Related to Certain Regulations and Laws, Including Tax Laws.”

Facilities

ABTC does not currently maintain its own facilities and believes that facilities, to the extent needed to meet future needs, may be obtained on commercially reasonable terms. For more information regarding ABTC’s use of Hut 8’s facilities for Bitcoin mining, please see “— Material Agreements — Master Colocation Services Agreement” elsewhere in this proxy statement/prospectus.

Intellectual Property

ABTC does not currently have any patents, copyrights or other intellectual property protections, other than trademarks relating to its name and logos.

Legal Proceedings

ABTC is not presently a party to any legal or regulatory proceedings that in the opinion of its management, if determined adversely to ABTC, would individually or taken together have a material adverse effect on its business, financial condition or results of operations. However, ABTC is subject to regulatory oversight by numerous federal, state, local and other regulators and it may become subject to various legal proceedings, inquiries, investigations and demand letters that arise in the course of its business.

ABTC Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations of ABTC should be read together with the combined financial statements and the related notes of ABTC and the other financial information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. ABTC’s actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus, particularly under “Risk Factors.” See “Cautionary Statement Concerning Forward-Looking Statements.” ABTC’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

ABTC is a purpose-built Bitcoin accumulation vehicle and aims to pursue that goal through a levered strategy that combines efficient Bitcoin mining, disciplined Bitcoin reserve expansion and focused ecosystem engagement. ABTC did not historically operate as a standalone company. Its results of operations reflected herein refer to Hut 8’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment. See “— Basis of Presentation” below.

ABTC, formerly known as ADC, was incorporated in the state of Delaware in November 2024. On March 31, 2025, Hut 8, ADC, and the stockholders of ADC entered into the Contribution Agreement, pursuant to which Hut 8 contributed to ADC substantially all of Hut 8’s wholly-owned Bitcoin miners, representing the business of ABTC, in exchange for newly issued shares of Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the Contributions. In connection with the Contributions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Hut 8.

In connection with the Contributions, Hut 8 and ABTC entered into the MMSA and the MCSA providing for Hut 8 and its personnel to perform day-to-day commercial and operational management services and Bitcoin mining colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Hut 8 and ABTC also entered into the Shared Services Agreement, pursuant to which Hut 8 and its personnel would provide back-office support services to ABTC and a Put Option Agreement, pursuant to which Hut 8 has the right to sell to ABTC any Bitcoin miners purchased by Hut 8 under an agreement it has with Bitmain to purchase up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges. For additional information, see “ABTC’s Business –– Material Agreements.”

On March 31, 2025, through the Contributions, ABTC became a majority-owned subsidiary of Hut 8.

Basis of Presentation

ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Hut 8’s “Compute” segment and not as a standalone company. ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Hut 8’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Hut 8. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Hut 8. ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP.

On November 30, 2023, U.S. Data Mining Group, Inc. (“USBTC”), Legacy Hut, and Hut 8 entered into a business combination agreement pursuant to which Legacy Hut and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, amalgamated to continue as Hut Amalco and both Hut Amalco and USBTC became wholly-owned subsidiaries of Hut 8 (the “Hut Business Combination”). For accounting purposes, USBTC was deemed as the accounting acquirer in the Hut Business Combination. USBTC historically had a June 30 year-end, which was changed to December 31 for the period ended December 31, 2023. Consequently, the results of operations for the year ended December 31, 2022 represent the results of USBTC’s Bitcoin mining operations, which were included in USBTC’s “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2023 represent eleven months of USBTC’s Bitcoin mining operations and one month of combined company (USBTC and Legacy Hut) Bitcoin mining operations, in each case included in its “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2024 and the three months ended March 31, 2024 and 2025 represent full periods of Hut 8’s Bitcoin mining operations, included in the “Bitcoin mining” sub-segment of its “Compute” segment.

The revenues and costs as well as assets and liabilities directly associated with what was historically Hut 8’s Bitcoin mining activities are included in ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus, including Hut 8’s strategic Bitcoin reserve. However, upon the effectuating of the Contributions on March 31, 2025, Hut 8 retained its strategic Bitcoin reserve and none of the Bitcoin were transferred to ABTC. Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including, but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results had ABTC been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

All intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Hut 8 are considered to be effectively settled in the financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions were considered to be settled before the close of the Contributions on March 31, 2025, and are reflected in the ABTC’s combined statement of cash flows within financing activities and in the combined balance sheets as net parent investment. As of March 31, 2025, the total net parent investment has been settled.

ABTC’s equity balance in its combined financial statements included elsewhere in this proxy statement/prospectus represent the excess assets less total liabilities. Net parent investment is primarily impacted by contributions from Hut 8, which are the result of net funding provided by or distributed to Hut 8.

Cash is managed through bank accounts controlled and maintained by Hut 8. ABTC does not have legal ownership of any bank accounts containing cash balances as of December 31, 2024 and 2023, and as of March 31, 2025. As such, cash held in commingled accounts with Hut 8 is presented within net parent investment on the combined balance sheets.

ABTC is a not a co-obligor on Hut 8’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Hut 8’s third-party, long-term debt. However, proceeds from Hut 8’s third-party debts were used to finance ABTC’s purchase of Bitcoin miners or directly used for Bitcoin mining-related activities and are included in ABTC’s combined financial statements included elsewhere in this proxy statement/prospectus. While ABTC is not a legal obligor, certain Bitcoin mining assets of the ABTC were pledged as collateral as disclosed in the notes to ABTC’s March 31, 2025 unaudited condensed combined financial statements included elsewhere in this proxy statement/prospectus.

References in this section to ABTC activity prior to April 1, 2025 refer to the historical operations conducted through the “Bitcoin mining” sub-segment of Hut 8’s or USBTC’s “Compute” segment, as applicable.

Bitcoin Mining

ABTC generates revenue from Bitcoin rewards by providing computation services to third-party mining pool operators, which combine the computing power of Bitcoin miners to increase the chance of solving a block and getting paid by the network. ABTC provides the service of performing computations of its Bitcoin miners to these mining pool operators and receives in return a payout of Bitcoin based on a contractual formula which primarily calculates the computing power provided to the mining pool as a percentage of the total computing power of the network, regardless of whether the mining pool actually receives the Bitcoin award from the network.

As of March 31, 2025, ABTC mined Bitcoin at three sites:

•        Alpha (Niagara Falls, New York);

•        Medicine Hat (Medicine Hat, Alberta); and

•        Salt Creek (Orla, Texas)

Until April 30, 2024, ABTC also had Bitcoin mining operations hosted at sites in Kearney, Nebraska and Granbury, Texas. ABTC also previously mined Bitcoin at a site in Drumheller, Alberta, which has been non-operational since March 2024. The closure was due to the site’s lack of profitability as a result of several factors, mostly elevated energy costs and underlying voltage issues. ABTC also had operations at a site in Pecos, Texas, but ABTC exited the site in February 2022 as part of the NYDIG debt settlement (further discussed below).

During the three months ended March 31, 2025, ABTC’s mining activity was reduced due to a planned fleet upgrade to higher efficiency Antminer S21+ miners, which was completed on April 4, 2025. Upon completion of the fleet upgrade, ABTC’s fleet had a total hashrate of approximately 10.17 EH/s with an average fleet efficiency of 21.2 J/TH.

On April 1, 2025, pursuant to the MCSA and MMSA, ABTC entered into service orders with Hut 8 to host its Bitcoin miners at each of the three sites listed above, Alpha, Medicine Hat and Salt Creek.

Key Factors Affecting ABTC’s Performance

Price of Bitcoin

ABTC’s business is heavily dependent on the price of Bitcoin, which is traded globally and has historically experienced significant volatility. ABTC generates revenue from Bitcoin rewards that it earns through third-party mining pool operators. ABTC may also acquire Bitcoin through at-market purchases to further build its strategic reserve. ABTC adopted ASU 2023-08, effective January 1, 2022. Under ASU 2023-08, Bitcoin is revalued at fair value at the end of each reporting period, with changes to fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact ABTC’s results of operations.

Bitcoin network difficulty and hashrate

ABTC’s business is not only impacted by the volatility in Bitcoin prices, but also by increases in the competition for Bitcoin production. This increased competition results from growth in network hashrate, driven by the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks. Increased difficulty reduces the mining proceeds of the equipment proportionally and eventually requires Bitcoin miners like ABTC to upgrade their equipment to remain profitable and compete effectively with other miners. Conversely, a decline in network hashrate results in a decrease in difficulty, increasing mining proceeds and profitability.

Block reward and halving

The current Bitcoin reward for solving a block is 3.125 Bitcoin. The Bitcoin network is programmed such that the Bitcoin block reward is halved every 210,000 blocks mined, or approximately every four years. These events are referred to as halving events. This reduction in reward spreads out the release of Bitcoin over a sustained period of time as an ever smaller number of coins are mined with each halving. Bitcoin halving events impact the amount of Bitcoin ABTC mines which, in turn, may have a potential impact on ABTC’s results of operations. The last halving occurred in April 2024 and the next halving is expected to occur in 2028.

Power Costs

Power costs are a significant component of ABTC’s cost to mine a Bitcoin. Power costs can be highly volatile and sensitive to various factors outside of ABTC’s control. ABTC is subject to variable power prices and market rate fluctuations through its MCSA with Hut 8, through which power costs are incurred as a pass-through expense. Increased power costs impact the profitability of ABTC’s Bitcoin mining operations. See “Risk Factors — Risks Related to ABTC’s Business and Operations — ABTC is subject to risks associated with its need for significant electrical power.”

Non-GAAP Financial Measures

In addition to ABTC’s results determined in accordance with U.S. GAAP, ABTC relies on Adjusted EBITDA to evaluate its business, measure performance, and make strategic decisions. Adjusted EBITDA is a non-GAAP financial measure. ABTC defines Adjusted EBITDA as net income (loss), adjusted for the impacts of interest expense or income, income tax provision or benefit, depreciation and amortization, foreign exchange gains or losses, gain or loss on debt extinguishment, gain or loss on derivatives, the removal of non-recurring transactions, impairment on assets, gain or loss on sale of property and equipment, loss from discontinued operations, and stock-based compensation expense in the period presented. You are encouraged to evaluate each of these adjustments and the reasons ABTC’s Board and management team consider them appropriate for supplemental analysis.

ABTC’s Board and management team use Adjusted EBITDA to assess its financial performance as it allows them to compare its operating performance on a consistent basis across periods by removing the effects of its capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization), and other items (such as non-recurring transactions mentioned above) that impact the comparability of financial results from period to period.

Net income (loss) is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. In evaluating Adjusted EBITDA, you should be aware that, in the future, ABTC may incur expenses that are the same as, or similar to, some of the adjustments in such presentation. ABTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that ABTC will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of ABTC’s results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in ABTC’s industry, ABTC’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation to ABTC’s most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see “— Results of Operations” below.

Results of Operations

Three Months Ended March 31, 2025 and 2024

	Three Months Ended March 31,		Increase (Decrease)

(in USD thousands)	2025	2024
Revenue:
Total revenue	$12,338	$30,357	$(18,019)

Cost of revenue (exclusive of depreciation and amortization shown below):
Total cost of revenue	11,651	16,810	(5,159)

Operating expenses (income):
Depreciation and amortization	6,424	7,125	(701)
General and administrative expenses	14,368	11,806	2,562
Losses (gains) on digital assets	112,394	(274,540)	386,934
Loss on sale of property and equipment	2,454	—	2,454
Total operating expenses (income)	135,640	(255,609)	391,249
Operating (loss) income	(134,953)	269,156	(404,109)

Other income (expense):
Interest expense	—	(1,296)	1,296
Gain on derivatives	20,862	—	20,862
Total other income (expense)	20,862	(1,296)	22,158

(Loss) income from continuing operations before taxes	(114,091)	267,860	(381,951)

Income tax benefit (provision)	13,468	(33,896)	47,364

Net (loss) income from continuing operations	$(100,623)	$233,964	$(334,587)

Loss from discontinued operations (net of income tax of nil and $1.1 million, respectively)	—	(3,554)	3,554

Net (loss) income	(100,623)	230,410	(331,033)

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,467	(15,137)	19,604
Total other comprehensive income (loss)	(96,156)	215,273	(311,429)

Adjusted EBITDA reconciliation:

	Three Months Ended March 31,		Increase (Decrease)

(in USD thousands)	2025	2024
Net (loss) income	$(100,623)	$230,410	$(331,033)
Interest expense	—	1,296	(1,296)
Income tax (benefit) provision	(13,468)	33,896	(47,364)
Depreciation and amortization	6,424	7,125	(701)
Loss on sale of property and equipment	2,454	—	2,454
Gain on derivatives	(20,862)	—	(20,862)
Non-recurring transactions(1)	1,312	2,530	(1,218)
Loss from discontinued operations (net of income tax of nil and $1.1 million, respectively)	—	3,554	(3,554)
Stock-based compensation expense	2,145	2,639	(494)
Adjusted EBITDA	$(122,618)	$281,450	$(404,068)

____________

(1)      Non-recurring transactions for the three months ended March 31, 2025 represent approximately $1.3 million of transaction costs related to the Contributions. Non-recurring transactions for the three months ended March 31, 2024 represent approximately $2.5 million of restructuring costs.

Revenue

Revenue was $12.3 million and $30.3 million for the three months ended March 31, 2025 and 2024, respectively. This $18.0 million decrease was primarily driven by a decrease in Bitcoin mined (ABTC mined 135 Bitcoin during the three months ended March 31, 2025 versus 592 Bitcoin mined during the three months ended March 31, 2024) as a result of reduced uptime at ABTC’s Medicine Hat and Salt Creek sites in order to complete ABTC’s fleet upgrade. The decrease in revenue was also due to an increase in network difficulty and the halving event in April 2024, which caused block rewards to decrease from 6.25 Bitcoin to 3.125 Bitcoin. The decline in revenue was partially offset by an increase in the average revenue per Bitcoin mined to $91,500 from $51,302 for the three months ended March 31, 2025 and 2024, respectively.

Cost of revenue

Cost of revenue was $11.7 million and $16.8 million for the three months ended March 31, 2025 and 2024, respectively. This $5.1 million decrease was primarily due to relocating the Bitcoin miner fleet from higher cost hosted sites to lower cost self-mining sites and the deployment of Hut 8’s proprietary energy curtailment software, Reactor.

Depreciation and amortization

Depreciation and amortization expense was $6.4 million and $7.1 million for the three months ended March 31, 2025 and 2024, respectively. During the three months ended March 31, 2024, management performed an operational efficiency review of ABTC’s mining equipment following the halving. The outcome was a change in the expected useful life of the ABTC’s MicroBT M31S and M31S+ and Canaan Avalon miners. The mining equipment was originally estimated to have a useful life of four years from the date the mining equipment was put into service. After the operational efficiency review, the mining equipment was estimated to have a useful life of five months as of January 1, 2024. The result is a change in estimate and applied prospectively, which increased depreciation expense by $2.7 million for the three months ended March 31, 2024. The increase in depreciation expense was partially offset by depreciation on ABTC’s new Antminers S21+ that were operational during the three months ended March 31, 2025.

General and administrative expenses

General and administrative (“G&A”) expenses were $14.4 million and $11.8 million for the three months ended March 31, 2025 and 2024, respectively. This $2.6 million increase was primarily driven by a $1.8 million increase in salary and benefits due to an increased number of employees to support ABTC’s growth and a $1.3 million increase in transaction costs related to the Contributions. These increases were partially offset by a $0.5 million decrease in stock-based compensation costs.

Losses (gains) on digital assets

Losses on digital assets were $112.4 million for the three months ended March 31, 2025, compared to gains on digital assets of $274.5 million for the three months ended March 31, 2024. The losses were due to the decrease in Bitcoin price from approximately $93,354 as of December 31, 2024 compared to approximately $82,534 as of March 31, 2025. In contrast, the price of Bitcoin as of December 31, 2023 of approximately $42,288 increased to approximately $71,289 as of March 31, 2024.

Other income (expense)

Other income was $20.9 million for the three months ended March 31, 2025, compared to other expense of $1.3 million for the three months ended March 31, 2024. This $22.2 million increase was primarily driven by a $20.9 million gain on derivatives related to ABTC’s Bitcoin redemption option and call options.

Income tax benefit (provision)

ABTC’s income tax benefit was $13.5 million for the three months ended March 31, 2025, compared to an income tax provision of $33.9 million for the three months ended March 31, 2024. This $47.4 million decrease was primarily due to deferred taxes related to the losses on digital assets for the three months ended March 31, 2025.

Years Ended December 31, 2024 and 2023

	Years Ended December 31,		Increase (Decrease)

(in USD thousands)	2024	2023
Revenue:	$71,537	$64,981	$6,556
Cost of revenue (exclusive of depreciation and amortization shown below):	39,509	43,609	(4,100)
Operating (income) expenses:
Depreciation and amortization	22,744	14,407	8,337
General and administrative expenses	34,486	34,198	288
Gains on digital assets	(509,303)	(33,470)	(475,833)
Total operating (income) expenses	(452,073)	15,135	(467,208)
Operating income (loss)	484,101	6,237	477,864
Other (expense) income:
Foreign exchange (loss)	—	(300)	300
Interest expense	(3,489)	(8,811)	5,322
Gain on debt extinguishment	5,966	23,683	(17,717)
Gain on derivatives	6,780	—	6,780
Total other income	9,257	14,572	(5,315)

Income from continuing operations before taxes	493,358	20,809	472,549

Income tax (provision) benefit	(59,607)	18,804	(78,411)

Net income from continuing operations	$433,751	$39,613	$394,138

Loss from discontinued operations (net of income tax benefit of $1.6 million and nil, respectively)	(4,816)	—	(4,816)

Net income	$428,935	$39,613	$389,322

Other comprehensive income (loss):
Foreign currency translation adjustments	(59,344)	10,997	(70,341)
Total other comprehensive income	369,591	50,610	318,981

Adjusted EBITDA reconciliation:

	Years Ended December 31,		Increase (Decrease)

(in USD thousands)	2024	2023
Net income	$428,935	$39,613	$389,322
Interest expense	3,489	8,811	(5,322)
Income tax provision (benefit)	59,607	(18,804)	78,411
Depreciation and amortization	22,744	14,407	8,337
Gain on debt extinguishment	(5,966)	(23,683)	17,717
Gain on derivatives	(6,780)	—	(6,780)
Foreign exchange loss	—	300	(300)
Non-recurring transactions(1)	1,590	7,275	(5,685)
Loss from discontinued operations (net of income tax benefit of $1.6 million and nil, respectively)	4,816	—	4,816
Stock-based compensation expense	9,173	9,107	66
Adjusted EBITDA	$517,608	$37,026	$480,582

____________

(1)      Non-recurring transactions for the year ended December 31, 2024 represent approximately $1.6 million of restructuring costs. Non-recurring transactions for the year ended December 31, 2023 represent approximately $7.3 million related to a sales tax accrual.

Revenue

Revenue was $71.5 million and $65.0 million for the years ended December 31, 2024 and 2023, respectively. This $6.5 million increase was primarily driven by an increase in the average revenue per Bitcoin mined to $60,436 from $30,398 for the years ended December 31, 2024 and 2023, respectively. This increase was partially offset by a reduction in Bitcoin mined (ABTC mined 1,184 Bitcoin during the year ended December 31, 2024 versus 2,138 Bitcoin mined during the year ended December 31, 2023), due to an increase in network difficulty and the halving event in April 2024 reducing block rewards from 6.25 to 3.125 Bitcoin per block.

Cost of revenue

Cost of revenue was $39.5 million and $43.6 million for the years ended December 31, 2024 and 2023, respectively. This $4.1 million decrease was primarily due to relocating the Bitcoin miner fleet from higher cost hosted sites to lower cost self-mining sites and the deployment of Hut 8’s proprietary energy curtailment software, Reactor.

Depreciation and amortization

Depreciation and amortization expense was $22.7 million and $14.4 million for the years ended December 31, 2024 and 2023, respectively. This $8.3 million increase was primarily driven by assets acquired in the Hut Business Combination, as ABTC recognized twelve months of combined company depreciation in 2024, compared to one month of combined company depreciation in 2023. Additionally, depreciation increased due to management’s operational efficiency review, which resulted in change in useful life of ABTC’s MicroBT M31S and M31S+ and Canaan Avalon miners from four years to five months, resulting in increased depreciation for the year ended December 31, 2024.

General and administrative expenses

G&A expenses were $34.5 million and $34.2 million for the years ended December 31, 2024 and 2023, respectively. This $0.3 million increase was primarily driven by a $3.8 million increase in salary and benefits due to added headcount to support the ABTC’s growth, as well as a result of having twelve months of combined company expenses in 2024, compared to one month of combined company expenses in 2023. Additionally, there was a $1.5 million increase in insurance expense as a result of expanded insurance coverage for the assets acquired in the Hut Business Combination in November 2023 and a $1.6 million increase in restructuring expenses after the completion of Hut Business Combination. These increases were partially offset by a $7.4 million decrease resulting from a non-recurring state tax expense related to Bitcoin miners at a mining locations in Texas recognized in 2023 and a $1.8 million decrease in professional fees due to lower transaction-related costs in 2024.

Gains on digital assets

Gains on digital assets were $509.3 million and $33.5 million for the years ended December 31, 2024 and 2023, respectively. This increase was due to the increased Bitcoin prices as of December 31, 2024 compared to the prior year period. The price of Bitcoin as of December 31, 2024 was approximately $93,354 compared to $42,288 as of December 31, 2023.

Other income

Other income was $9.3 million for the year ended December 31, 2024, compared to other income of $14.6 million for the year ended December 31, 2023. This $5.3 million reduction in other income was primarily driven by a $17.7 million decrease in gain on debt extinguishment related to a conversion of approximately $37.9 million of debt outstanding with Anchorage as of September 27, 2024 (the “Anchorage Debt”) which resulted in a gain of approximately $6.0 million of Hut 8 equity in 2024 compared to $23.7 million debt extinguishment related to a loan with NYDIG recorded in 2023. These decreases were partially offset by a $6.8 million gain on derivatives due to an increase in the mark-to-market value of ABTC’s call options and Bitcoin redemption option and a $5.3 million decrease in interest expense due to lower average borrowings resulting from the conversion of the Anchorage Debt in 2024.

Income tax (provision) benefit

ABTC’s income tax provision was $59.6 million for the year ended December 31, 2024, compared to income tax benefit of $18.8 million for the year ended December 31, 2023. This increase was primarily due to deferred taxes related to the gain on the fair value of ABTC’s Bitcoin holdings, in addition to higher taxable income for the year ended December 31, 2024.

Years Ended December 31, 2023 and 2022

	Years Ended December 31,		Increase (Decrease)

(in USD thousands)	2023	2022
Revenue	$64,981	$65,701	$(720)
Cost of revenue (exclusive of depreciation and amortization shown below)	43,609	42,391	1,218
Operating (income) expenses:
Depreciation and amortization	14,407	16,836	(2,429)
General and administrative expenses	34,198	18,361	15,837
Gains on digital assets	(33,470)	22,866	(56,336)
Impairment of long-lived assets	—	49,667	(49,667)
Total operating (income) expenses	15,135	107,730	(92,595)
Operating income (loss)	6,237	(84,420)	90,657

Other (expense) income:
Foreign exchange (loss) gain	(300)	—	(300)
Interest expense	(8,811)	(20,180)	11,369
Gain on debt extinguishment	23,683	—	23,683
Total other (expense) income	14,572	(20,180)	34,752
Income from continuing operations before taxes	$20,809	$(104,600)	$125,409

Income tax benefit	18,804	392	18,412

Net income	$39,613	$(104,208)	$143,821

Other comprehensive income (loss):
Foreign currency translation adjustments	10,997	—	10,997
Total other comprehensive income (loss)	50,610	(104,208)	154,818

Adjusted EBITDA reconciliation:

	Years Ended December 31,		Increase (Decrease)

(in USD thousands)	2023	2022
Net income	$39,613	$(104,208)	$143,821
Interest expense	8,811	20,180	(11,369)
Income tax (benefit) provision	(18,804)	(392)	(18,412)
Depreciation and amortization	14,407	16,836	(2,429)
Foreign exchange loss	300	—	300
Non-recurring transactions(1)	7,275	—	7,275
Impairment on long-lived assets	—	49,667	(49,667)
Gain on debt extinguishment	(23,683)	—	(23,683)
Stock-based compensation expense	9,107	4,933	4,174
Adjusted EBITDA	$37,026	$(12,984)	$50,010

____________

(1)      Non-recurring transactions for the year ended December 31, 2023 represent approximately $7.3 million related to a sales tax accrual.

Revenue

Revenue was $65.0 million and $65.7 million for the years ended December 31, 2023 and 2022, respectively. This $0.7 million decrease was primarily driven by a reduction in Bitcoin mined of 236 Bitcoin (ABTC mined 2,138 Bitcoin during the year ended December 31, 2023 versus 2,374 Bitcoin mined during the year ended December 31, 2022), primarily due to an increase in network difficulty. The decrease in Bitcoin mined was partially offset by an increase in the average revenue per Bitcoin mined to $30,398 in December 31, 2023 from $27,679 in December 31, 2022.

Cost of revenue

Cost of revenue was $43.6 million and $42.4 million for the years ended December 31, 2023 and 2022, respectively. This $1.2 million increase was primarily driven by an increase in power consumption due to having more Bitcoin miners online for the month of December 2023 as a result of the Hut Business Combination.

Depreciation and amortization

Depreciation and amortization expense was $14.4 million and $16.8 million for the years ended December 31, 2023 and 2022, respectively. This $2.4 million decrease was primarily driven by the lower net book value of Bitcoin miners after the recognition of a non-cash impairment charge during the year ended December 31, 2022 as part of annual impairment testing and also due to the miners returned to NYDIG as a result of a debt settlement in February 2023. These decreases were partially offset by increased depreciation from the Bitcoin miners acquired as part of the Hut Business Combination.

General and administrative expenses

G&A expenses were $34.2 million and $18.4 million for the years ended December 31, 2023 and 2022, respectively. This $15.8 million increase was primarily driven by a $1.9 million increase in salary and benefits due to added headcount as part of the Hut Business Combination and to support ABTC’s growth, a $4.2 million increase in stock-based compensation due to certain stock options granted and restricted stock awards that were accelerated upon the closing of the Hut Business Combination as well as certain stock options and restricted stock awards that were issued and immediately vested before the closing of the Hut Business Combination, a $3.2 million increase in restructuring expenses related to the Hut Business Combination, and a $7.4 million increase resulting from a non-recurring state tax expense related to Bitcoin miners at mining locations in Texas recognized in 2023.

Gains on digital assets

Gains on digital assets was $33.5 million for the year ended December 31, 2023, compared to loss on digital assets of $22.9 million for the year ended December 31, 2022. This increase was due to the increased Bitcoin prices as of December 31, 2023 compared to the prior year period. The price of Bitcoin as of December 31, 2023 was approximately $42,288 compared to $16,530 as of December 31, 2022.

Impairment of long-lived assets

Impairment of long-lived assets was nil and $49.7 million for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2022, adverse changes in business climate, including decrease in the price of Bitcoin and the resulting decrease in the market price of Bitcoin miners, indicated that an impairment triggering event had occurred. Testing performed indicated that the estimated fair value of ABTC’s Bitcoin miners was less than their net carrying value as of December 31, 2022. An impairment charge of approximately $49.7 million was recognized, decreasing the net carrying value of the Bitcoin miners to their estimated fair value.

Other income (expense)

Other income was $14.6 million for the year ended December 31, 2023 compared to other expense of $20.2 million for the year ended December 31, 2022. This $34.8 million increase was primarily driven by a $23.7 million gain on debt extinguishment resulting from the settlement of the NYDIG debt of approximately $96.7 million (as part of the settlement and extinguishment, ABTC exchanged collateralized Bitcoin mining equipment and recorded a gain on extinguishment of debt of approximately $23.7 million), and an $11.4 million decrease in interest expense due to a decrease in the amount of outstanding borrowings in 2023 compared to 2022 as a result of the settlement of the NYDIG debt.

Income tax benefit

ABTC’s income tax benefit was $18.8 million in the year ended December 31, 2023 compared to an income tax benefit of $0.4 million for the year ended December 31, 2022. This $18.4 million increase was primarily due to lower deferred taxes on lower taxable income for the year ended December 31, 2023.

Liquidity and Capital Resources

Historically, ABTC’s primary sources of liquidity included cash from Hut 8, proceeds from sales of Bitcoin, Hut 8’s strategic Bitcoin reserve, and capital raised from investors.

On a go-forward basis, ABTC’s primary sources of liquidity are expected to include cash and its strategic Bitcoin reserve, which ABTC started to build on April 1, 2025 following the Contributions. ABTC may also raise capital through strategic financing initiatives, including, after the Closing, on the public markets. ABTC’s primary cash needs are expected to be for working capital to support its operations, equipment financing, including the purchase of additional Bitcoin miners, and to pursue open-market Bitcoin purchases.

ABTC’s ability to meet its anticipated cash requirements will depend on various factors including its ability to maintain its existing business, compete with existing and new competitors in existing and new markets and offerings, pursue strategic transactions, and respond to global and domestic economic, geopolitical, social conditions and their impact on demand for ABTC’s offerings.

ABTC believes that cash flows generated from capital raised from investors, including through ABTC’s anticipated sale of ABTC Class A Common Stock in a private placement and its strategic Bitcoin reserve will meet its anticipated cash requirements in the short-term. ABTC may rely on access to the capital markets for any long-term funding not provided by operating cash flows or its strategic Bitcoin reserve.

Cash Flows

The following table summarizes ABTC’s cash flows for the three months ended March 31, 2025 and March 31, 2024:

	Three Months Ended March 31,
(in USD thousands)
	2025	2024
Cash flows used in operating activities	$(44,653)	$(34,345)
Cash flows provided by investing activities	$5,992	$36,109
Cash flows provided by (used in) financing activities	$38,661	$(1,764)

Operating Activities

Net cash used in operating activities was $44.7 million for the three months ended March 31, 2025, resulting from a net loss of $100.6 million, offset by the deduction of non-cash adjustments of $70.2 million and unfavorable changes in assets and liabilities of $14.4 million. Net cash used in operating activities was $34.3 million for the three months ended March 31, 2024, resulting from net income of $230.4 million, offset by non-cash adjustments of $257.2 million and unfavorable changes in assets and liabilities of $7.5 million.

Investing Activities

Net cash provided by investing activities totaled $6.0 million for the three months ended March 31, 2025, primarily consisting of $3.4 million in proceeds from Bitcoin sales, and $2.6 million in proceeds from the sale of property and equipment. Net cash provided by investing activities totaled $36.1 million for the three months ended March 31, 2024, wholly consisting of $36.1 million in proceeds from Bitcoin sales.

Financing Activities

Net cash provided by financing activities was $38.7 million for the three months ended March 31, 2025, which was primarily a result of $955.2 million from the effectuation of the Contribution and Stock Purchase Agreement with Hut 8 on March 31, 2025, partially offset by distribution to Hut 8 of $115.6 million and investment from Hut 8 of $800.7 million. Net cash used in financing activities was $1.8 million for the three months ended March 31, 2024, primarily consisting of $6.9 million in loan repayments, partially offset by $5.1 million of net investment from Hut 8.

The following table summarizes ABTC’s cash flows for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	Years Ended December 31,

(in USD thousands)	2024	2023	2022
Cash flows used in operating activities	$(54,033)	$(55,965)	$(72,577)
Cash flows (used in) provided by investing activities	(66,586)	62,723	24,305
Cash flows provided by (used in) financing activities	120,619	(6,758)	48,272

Operating Activities

Net cash used in operating activities was $54.0 million for the year ended December 31, 2024, resulting from net income of $428.9 million, offset by adjustments to reconcile net income to net cash used in operating activities of $494.5 million and changes in assets and liabilities of $11.5 million. Net cash used in operating activities was $56.0 million for the year ended December 31, 2023, resulting from net income of $39.6 million, and offset by non-cash adjustments of $109.2 million and changes in assets and liabilities of $13.7 million. Net cash used in operating activities was $72.6 million for the year ended December 31, 2022, resulting from net loss of $104.2 million, offset by non-cash adjustments of $38.7 million and changes in assets and liabilities of $7.1 million.

Investing Activities

Net cash used in investing activities totaled $66.6 million for the year ended December 31, 2024, primarily consisting of $6.6 million in miner purchases, $100.7 million in Bitcoin purchases for ABTC’s strategic reserve, which was retained by Hut 8 in the Contributions, for the amount needed to be pledged to Bitmain for its miner fleet refresh, and a $29.1 million deposit for acquiring Bitcoin miners. These outflows were partially offset by $69.8 million in proceeds from Bitcoin sales. Net cash provided by investing activities totaled $62.7 million for the year ended December 31, 2023, primarily consisting of $63.7 million in proceeds from Bitcoin sales, partially offset by a $1.0 million cash deposit for Bitcoin miners. Net cash provided by investing activities totaled $24.3 million for the year ended December 31, 2022, primarily consisting of $71.2 million in proceeds from Bitcoin sales, partially offset by a $46.9 million cash deposit for Bitcoin miners.

Financing Activities

Net cash provided by financing activities was $120.6 million for the year ended December 31, 2024, primarily consisting of $132.1 million in proceeds from Hut 8’s investment in ABTC. These inflows were partially offset by $11.5 million in loan repayments on the Anchorage Debt. Net cash used in financing activities was $6.8 million for the year ended December 31, 2023, primarily consisting of $10.8 million in loan repayments on the Anchorage Debt, and $0.6 million in debt issuance costs paid. These inflows were partially offset by $4.6 million in proceeds from Hut 8’s investment in ABTC. Net cash provided by financing activities was $48.3 million for the year ended December 31, 2022, primarily consisting of $50.0 million in proceeds from loans payable and $9.4 million in proceeds from Hut 8’s investment in ABTC. These inflows were partially offset by $11.1 million in loan repayments on the Anchorage Debt.

Critical Accounting Policies and Estimates

ABTC’s management’s discussion and analysis of its financial condition and results of operations is based on ABTC’s combined financial statements ended December 31, 2024 and March 31, 2025, each included elsewhere in this proxy statement/prospectus, which have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the combined financial statements, and revenues and expenses during the periods presented. On an ongoing basis, ABTC’s management evaluates these estimates and assumptions, and the effects of any such revisions are reflected in the combined financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on ABTC’s combined financial statements. Set forth below are the policies and estimates that ABTC has identified as critical to its business operations and understanding its results of operations, based on the high degree of judgment utilized or complexity in their application.

While ABTC’s significant accounting policies are described in more detail in Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s combined financial statements for the period ended December 31, 2024 and Note 2. Significant Accounting Policies and Recent Accounting Pronouncements to ABTC’s condensed combined financial statements for the period ended March 31, 2025 included elsewhere in this proxy statement/prospectus, ABTC believes the following accounting policies and estimates to be the most critical to fully understand and evaluate this management discussion and analysis:

•        use of estimates;

•        fair value measurement;

•        digital assets;

•        property and equipment, net;

•        impairment of long-lived assets;

•        impairment of goodwill;

•        derivatives;

•        segment reporting;

•        revenue recognition;

•        cost of revenues (exclusive of depreciation and amortization);

•        stock based compensation;

•        income taxes;

•        foreign currency;

•        business combinations; and

•        Hut 8 net investment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, impairment analysis digital assets, allocation of costs, derivatives, stock based compensation, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Quantitative and Qualitative Disclosures About Market Risk

Market Price Risk of Bitcoin

ABTC is expected to hold a significant amount of Bitcoin; therefore, ABTC is exposed to the impact of market price changes in Bitcoin. Declines in the fair market value of Bitcoin will impact the mark-to-market adjustments ABTC records every reporting period, as well as the cash value that would be realized if ABTC were to sell its Bitcoin for cash, thus having a negative impact on ABTC’s liquidity and financial results.

Custodian Risk

ABTC’s Bitcoin is held with third-party custodians that ABTC selects based on various factors, including their financial strength, security measures, insurance coverage and industry reputation. Custodian risk refers to the potential loss, theft, or misappropriation of ABTC’s Bitcoin assets due to operational failures, cybersecurity breaches, or financial difficulties experienced by these third parties. Although ABTC periodically monitors the financial health, insurance coverage, and security measures of its custodians, reliance on such third parties inherently exposes ABTC to risks that it cannot fully mitigate.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. ABTC may receive loans from Hut 8 or other lenders after the Closing in which changes in market interest rates could affect our operations over certain periods.

Tariff Risk

Changes in government and economic policies, incentives, or tariffs may also have an impact on Bitcoin mining equipment that ABTC requires for its operations. While the final scope and application of recently announced changes in U.S. trade policy remains uncertain at this time, higher tariffs on imports and subsequent retaliatory tariffs could adversely impact ABTC’s ability to import equipment at levels that are cost effective. ABTC plans to adjust accordingly to such developments.

Management Following the MERGERS

Executive Officers and Directors

Upon the Closing, the business and affairs of the Combined Company will be managed under the direction of the Combined Company Board.

The Combined Company Board is expected to initially be fixed at five members, all of whom are designees of ABTC: Michael Ho, Asher Genoot, Justin Mateen, Michael Broukhim and Richard Busch. The staggered structure of the current Gryphon Board will remain in place for the Combined Company following the Closing.

Michael Ho, Executive Chairman and Director of ABTC, Asher Genoot, Director of ABTC, and Matt Prusak, Chief Executive Officer of ABTC, are expected to serve as executive officers of the Combined Company. Effective as of the Closing, it is anticipated that Mr. Genoot will be appointed Executive Chairman, Mr. Ho will be appointed Chief Executive Officer and Mr. Prusak will be appointed President of the Combined Company. The individuals who will serve as any other executive officers of the Combined Company have not yet been determined.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company Board and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

All of Gryphon’s current directors are expected to resign from their positions as directors of Gryphon, effective as of the Closing.

The following table sets forth the name, age as of May 30, 2025 and position of each of the individuals who is expected to serve as a director or executive officer of the Combined Company following the Closing.

Name	Age	Position
Executive Officers
Asher Genoot	30	Executive Chairman and Director
Michael Ho	32	Chief Executive Officer and Director
Matt Prusak	32	President
Non-Employee Directors
Michael Broukhim	40	Independent Director
Justin Mateen	39	Independent Director
Richard Busch	60	Independent Director

Executive Officers

Michael Ho

Mr. Ho is expected to be appointed Chief Executive Officer and Director of the Combined Company effective as of the Closing. He has served as Executive Chairman and a member of the ABTC Board since March 2025. He has also served as the Chief Strategy Officer and a director of Hut 8 since the consummation of its business combination with USBTC. Mr. Ho previously served as Chief Executive Officer of USBTC and as Chairman of its board of directors from its inception in December 2020 until the consummation of its business combination with Hut 8. Mr. Ho has experience as a serial entrepreneur, having founded numerous businesses in the digital and traditional trade sectors. He served as the Chief Executive Officer of Vancouver Motorcars Ltd. (formerly Advant Automotive Inc.) from January 2012 to April 2015. Mr. Ho then served as the Chief Executive Officer of MKH International Ltd., from July 2015 to December 2018. During this six year period, Mr. Ho specialized in currencies, international trade, structured financings and equity structuring. Mr. Ho also has extensive experience in the industry, having begun mining digital assets in 2014. In 2017, Mr. Ho began setting up businesses procuring, managing and selling turnkey digital asset mining facilities.

We believe that Mr. Ho is qualified to serve on the Combined Company Board due to the extensive Bitcoin mining and capital markets experience Mr. Ho brings as Executive Chairman of ABTC, Chief Strategy Officer of Hut 8 and the Co-founder and former Chief Executive Officer of USBTC.

Asher Genoot

Mr. Genoot is expected to be appointed Executive Chairman and Director of the Combined Company effective as of the Closing. He has served as a member of the ABTC Board since March 2025. He has also served as the Chief Executive Officer of Hut 8 Corp. since February 2024, previously serving as its President since the consummation of its business combination with USBTC. He has served a director of Hut 8 since the consummation of its business combination with USBTC. Mr. Genoot served as President and Chief Operating Officer and a director of USBTC from its inception in December 2020 until the consummation of the business combination. He has been a serial entrepreneur who started his first business, the Ivy Crest Institute of International Education, at the age of 19 in Shanghai, China and sold it shortly after. Following that experience, Mr. Genoot served as the founder and Chief Executive Officer at Curio, a Shanghai-based education company that expanded across the country from April 2016 to May 2019. He served on the board of directors of Ionic from January to June 2024. He also has experience as the Managing Director at Flagship Endeavors, a brand incubator, a position he held from January 2019 to December 2020. Mr. Genoot graduated from the University of Southern California with a Bachelor in Business Administration.

We believe that Mr. Genoot is qualified to serve as the Executive Chairman of the Combined Company and on the Combined Company Board due to the extensive Bitcoin mining and operations experience he brings as Chief Executive Officer of Hut 8 and as the Co-founder and former President and Chief Operating Officer of USBTC.

Matt Prusak

Mr. Prusak is expected to be appointed President of the Combined Company effective as of the Closing. He has served as the Chief Executive Officer of ABTC since March 2025. He previously served as Chief Executive Officer of Ionic from January to August 2024. Prior to that, Mr. Prusak served as Chief Commercial Officer of USBTC (later merged into Hut 8 Corp.) from June 2021 to January 2024 and Chief Business Officer of Curative from March 2020 to February 2021. He holds a Bachelor of Arts from the University of Southern California, a Master of Management Science from Tsinghua University and a Master of Business Administration from Stanford University Graduate School of Business.

Non-Executive Officer Directors

Michael Broukhim

Michael Broukhim has served as a member of the ABTC Board since March 2025. He has been the Co-Founder and Co-Chief Executive Officer of FabFitFun, Inc. since June 2010 and a Partner at Green Meadow Ventures since April 2020. Mr. Broukhim has served as an Adjunct Professor at the University of Southern California since August 2014. He holds a Bachelor of Arts from Harvard University and a Juris Doctorate from Stanford Law School.

We believe that Mr. Broukhim is qualified to serve on the Combined Company Board due to his extensive experience in building and scaling a business and his experience in investing in and supporting growth stage companies.

Justin Mateen

Mr. Mateen has served as a member of the ABTC Board since March 2025. He co-founded Tinder in August 2012, serving as its Chief Marketing Officer from August 2012 until July 2014, and remaining an advisor until August 2017. Mr. Mateen founded JAM Fund in August 2020 and has been an early investor in companies including Brex, Curative Health, Deel, Kalshi, Speak, Varda and Whop, among many others. In 2021 and 2022, Business Insider and Tribe Capital ranked Mr. Mateen as the best early-stage investor in the United States, placing him at the number one spot on the Seed 100 list. In 2020, Forbes listed Mr. Mateen at number seven on their list of the decade’s top Founders under 30. Mr. Mateen is also involved in various real estate projects spanning hotels, industrial, retail, office, and multi-family across the United States. He holds a Bachelor of Business Administration from USC Marshall School of Business.

We believe that Mr. Mateen is qualified to serve on the Combined Company Board due to the breadth and depth of his experience in investing in and supporting early-stage companies as well as his experience building and scaling a business.

Richard Busch

Richard Busch has been a partner in the litigation section of King & Ballow since September 1998 and is Head of the Entertainment and Intellectual Property sections of King & Ballow. Prior to joining King & Ballow, Mr. Busch served as Law Clerk to the Honorable John V. Parker, Chief Judge of the United States District Court for the Middle District of Louisiana. He holds a Bachelor of Arts from Augustana College and a Juris Doctorate from Loyola University Law School.

We believe that Mr. Busch is qualified to serve on the Combined Company Board due to the breadth and depth of his experience in advising businesses on a variety of transactional, corporate and regulatory matters.

Director Independence

Controlled Company Exception

After the Closing, Hut 8 will beneficially own more than 50% of the combined voting power of the Combined Company’s Common Stock. As a result, the Combined Company will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of the Combined Company Board consist of independent directors, (ii) that the Combined Company Board have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that the Combined Company’s director nominations be made or recommended to the Combined Company’s full board of directors, by the Combined Company’s independent directors or by a nominations committee that consists entirely of independent directors and that the Combined Company adopts a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that the Combined Company ceases to be a “controlled company” and the Class A Common Stock continues to be listed on the Nasdaq, the Combined Company will be required to comply with these provisions within the applicable transition periods.

Following the Mergers, the Combined Company intends to rely on certain “controlled company” exemptions. As a result, the Combined Company is not expected to have a compensation committee and is not expected to have a nominations committee or independent nominating function. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Committees of the Combined Company Board

Following the Closing, Gryphon and ABTC anticipate that the Combined Company Board will establish an audit committee, which will operate pursuant to a charter adopted by the Combined Company Board. Gryphon and ABTC believe that following the Closing, the functioning and composition of this committee of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations, which require that an audit committee be composed entirely of independent directors. The Combined Company Board may also establish other committees from time to time to assist the Combined Company and its board of directors. Each the audit committee is expected to have the responsibilities described below.

Audit Committee

The members of the Combined Company’s audit committee are expected to be Michael Broukhim, Justin Mateen and Richard Busch. Each of member of the Combined Company’s audit committee is expected to qualify as an independent director for audit committee purposes as deﬁned under the rules of the SEC and the applicable Nasdaq listing rules and have suﬃcient knowledge in ﬁnancial and auditing matters to serve on the Combined Company’s audit committee. The Chair of the Audit Committee is expected to be Michael Broukhim. In addition, Michael Broukhim is expected to be an “audit committee financial expert” as defined under the rules of the SEC. The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and ﬁnancial reporting processes, including the audits of the ﬁnancial statements and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratiﬁcation of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Gryphon Transactions

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Gryphon Board (or the audit committee). Related-party transactions are defined as transactions in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) the Company or any of its subsidiaries is a participant and (iii) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of shares of Gryphon Common Stock or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related-party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

In addition to the compensation arrangements in the section titled “Gryphon Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction, in which:

•        Gryphon has been or is to be a participant;

•        the amount involved exceeded or exceeds $120,000; and

•        any of Gryphon’s directors, executive officers or beneficial holders of more than 5% of any class of Legacy Gryphon’s capital stock or any immediate family member of or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

On January 13, 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with several institutional and accredited investors and certain directors and officers of the Company (and certain of their affiliated parties) for the purpose of raising approximately $2.85 million in gross proceeds for the Company. Pursuant to the terms of the SPA, the Company agreed to sell in a registered direct offering an aggregate of (i) 6,941,856 shares of Gryphon Common Stock and (ii) warrants to purchase 6,941,856 shares of Gryphon Common Stock at an exercise price of $1.50 per share (the “Common Warrants”), at a combined purchase price per share and accompanying Common Warrant equal to $0.40 for third-party investors and $0.516 for directors and officers of the Company. The offering closed on January 14, 2025. Jessica Billingsley purchased 48,412 shares of Gryphon Common Stock and 48,412 accompanying Common Warrants for $25,000. Dan Tolhurst, Brittany Kaiser and Heather Cox each purchased 96,824 shares and 96,824 accompanying warrants for $50,000. Steve Gutterman purchased 77,459 shares and 77,459 accompanying warrants for $40,000. Eric Gallie purchased 145,236 shares and 145,236 accompanying warrants for $75,000. Sim Salzman purchased 19,365 shares and 19,365 accompanying warrants for $10,000. An affiliate of Jimmy Vaiopoulos purchased 48,412 shares and 48,412 accompanying warrants for $25,000.

ABTC Transactions

Stock Purchase and Contribution Agreement

On March 31, 2025, ABH entered into a Contribution and Stock Purchase Agreement with ADC and the stockholders of ADC, pursuant to which ABH contributed to ADC substantially all of the Bitcoin miners then wholly owned by Hut 8 and its affiliates, at an aggregate book value of approximately $120 million, in exchange for newly issued shares of ABTC Class B Common Stock representing, in the aggregate, 80.0% of the issued and outstanding capital stock of ADC. At the closing of the Contributions, ADC changed its name to “American Bitcoin Corp.”

Master Colocation Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MCSA with USDMG. The MCSA and the service orders under the MCSA provide for certain affiliates of Hut 8 to provide ABTC with colocation and hosting services for ABTC-owned mining equipment at Hut 8-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to USDMG (or its applicable affiliate that owns or leases the facility at which ABTC Bitcoin miners are hosted) fees generally consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by USDMG or its applicable affiliate in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order.

On April 1, 2025, ABTC entered into three service orders under the MCSA for hosting services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MCSA includes other customary provisions, including with respect to facility access, use of contracted power, maintenance and repair of facilities and insurance.

The MCSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of ABTC’s use of and access to the relevant facility, acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MCSA. The MCSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence and the breach of any covenant or obligation of USDMG under the MCSA.

Except as may otherwise be specified in any service order under the MCSA, the initial term of each service order is five years, subject to automatic extension for a further five-year term unless either party provides the other with written notice not to extend at least 120 days before the expiration of the initial term. The MCSA is terminable by either party at any time upon 30 days’ prior written notice to the other party if there are no active service orders under the MCSA and have not been for a period of 12 months prior to such termination.

The MCSA (and any service order thereunder) is also terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due under the MCSA or to comply with its other obligations under the MCSA, subject to specified cure periods). An event of default by either party under the MMSA or any related service order also constitutes an event of default under the MCSA.

Master Management Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the MMSA with USDMG. The MMSA and the service orders under the MMSA provide for certain affiliates of USDMG and their personnel to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Hut 8’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to USDMG (or its applicable affiliate) service fees generally consisting of a fixed fee, payable monthly, for general management, operational and compliance services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of USDMG (or its applicable service provider affiliate) for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties.

On April 1, 2025, ABTC entered into three service orders under the MMSA for management services at sites located in: Orla, Texas; Niagara Falls, New York; and Medicine Hat, Alberta.

The MMSA includes other customary provisions, including with respect to facility access, cooperation in the provision of the services, preservation of records, ownership of data and intellectual property and maintenance of insurance.

The MMSA requires ABTC to indemnify USDMG and its affiliates from and against any losses relating to or arising out of acts or omissions of ABTC constituting gross negligence and the breach of any covenant or obligation of ABTC under the MMSA. The MMSA requires USDMG to indemnify ABTC from and against any losses relating to or arising out of acts or omissions of USDMG constituting gross negligence, the breach of any covenant or obligation of USDMG under the MMSA and the performance of services under the MMSA.

Except as may otherwise be specified in any service order under the MMSA, each service order under the MMSA is coterminous with the corresponding service order under the MCSA for colocation services at the same site. The MMSA (and any service order thereunder) is terminable by either party upon an event of default by the other party (including the other party’s failure to pay any amounts due or to comply with its other obligations under the MMSA, subject to specified cure periods). An event of default by either party under the MCSA or any related service order also constitutes an event of default under the MMSA.

Services Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Services Agreement with USDMG, pursuant to which USDMG and its affiliates provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services.

Under the terms of the Shared Services Agreement, ABTC pays to USDMG a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to USDMG and its affiliates for providing services under the Shared Services Agreement to ABTC.

The Shared Services Agreement has a term of five years, but is terminable with respect to any individual service by either party upon 30 days’ written notice to the other party. The Shared Services Agreement is also terminable by either party upon written notice to the other party in the event of (i) a material breach of the Shared Services Agreement by the other party, if the breach is not cured to the reasonable satisfaction of the terminating party within 30 days of such written notice or (ii) if the non-terminating party makes a general assignment for the benefit of creditors or becomes insolvent.

Put Option Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Put Option Agreement with Zephyr, pursuant to which Zephyr has right to sell to ABTC any Bitcoin miners purchased by Zephyr under the Bitmain Agreement between Zephyr and Bitmain. The Bitmain Agreement in turn provides for Zephyr’s right to purchase from Bitmain up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Zephyr has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under the Bitmain Agreement and the delivery of all Bitcoin miners purchased by Zephyr under the Bitmain Agreement, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to Bitmain and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Zephyr’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

Exclusivity Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into the Exclusivity Agreement. The Exclusivity Agreement provides that, until such time as both the MMSA and the MCSA (or any successor agreements) have expired or been terminated, Hut 8 and its affiliates will be the exclusive providers to ABTC of (i) hosting and colocation services with respect to all digital asset mining equipment owned by ABTC and (ii) digital asset mining operations services, whether pursuant to the MMSA or otherwise.

Stockholders’ Agreement

On March 31, 2025, ABTC entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with each of the holders of ABTC Class B Common Stock. The Stockholders’ Agreement provides for certain customary rights with respect to the management and governance of ABTC, rights of first offer, transfer restrictions, tag-along rights and drag-along rights and certain registration rights. These rights and restrictions will terminate at the First Effective Time, upon the effectiveness of the Investors’ Rights Agreement. For a description of the Investors’ Rights Agreement, see the section titled “Agreements Related to the Merger Agreement — Investors’ Rights Agreement.”

Prusak Offer Letter

See the section of this proxy statement/prospectus titled “ABTC Executive and Director Compensation.”

Advisory Agreement

On March 31, 2025, in connection with the Contributions, ABTC entered into an advisory agreement with Eric Trump, a stockholder of ABTC (the “Advisory Agreement”). The Advisory Agreement provides for Mr. Trump to provide advisory services to ABTC with respect to the development and advancement of ABTC’s business. Mr. Trump does not receive compensation under the terms of the Advisory Agreement. The Advisory Agreement has an initial term of three years.

Director and Officer Indemnification

The certificate of incorporation and bylaws of ABTC provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Following the Mergers, ABTC expects that these agreements will be replaced with new indemnification agreements for each following the Closing director and officer of the Combined Company.

Policies for Approval of Related-Party Transactions

ABTC does not have a formal written policy for the review, approval or ratification of related-person transactions. Nevertheless, with respect to such transactions, it has been the practice of the ABTC Board to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of or not contrary to, ABTC’s best interests.

Following the Closing, ABTC intends for the Combined Company to adopt a new written related-party transaction policy to be effective upon the Closing. The policy will provide that officers, directors, holders of more than 5% of any class or series of the Combined Company’s voting securities and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the Combined Company or any of its subsidiaries without the prior consent of the audit committee or other independent members of the Combined Company Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the Combined Company to enter into a transaction with an executive officer, director, principal stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration and approval. In approving or rejecting any such proposed transaction, the audit committee will take into account all of the relevant facts and circumstances available, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section titled “ABTC Transactions” were entered into prior to the adoption of this policy. However, the policy will apply to new agreements, amendments and modifications to existing agreements, terminations, disputes and extensions, in each case involving amounts in excess of $120,000.

Ticker Symbol, Market Price and Dividend Information

Gryphon and the Combined Company

The Gryphon Common Stock is currently listed on Nasdaq under the symbol “GRYP.”

The closing price of Gryphon Common Stock on May 9, 2025, the last day of trading prior to the announcement of the Mergers, was $0.52 per share and the closing price of Gryphon Common Stock on May 12, 2025 was $1.42 per share, in each case as reported on Nasdaq.

Because the market price of the Gryphon Common Stock is subject to fluctuation, the market value of the shares of the Combined Company Common Stock that ABTC stockholders will be entitled to receive in the Mergers may increase or decrease.

Assuming the approval of the initial listing application of the Combined Company with Nasdaq, following the Closing, the Class A Common Stock will trade on Nasdaq under Gryphon’s new name, “American Bitcoin Corp.,” and new trading symbol “ABTC.”

As of July 25, 2025, there were approximately 268 registered holders of record of Gryphon Common Stock. For detailed information regarding the beneficial ownership of Gryphon, see the section of this proxy statement/prospectus titled “Beneficial Ownership of Gryphon.”

Gryphon has not paid any cash dividends to its stockholders. It is Gryphon’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

The payment of cash dividends in the future will be dependent upon the Combined Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to the Closing. The payment of any cash dividends subsequent to the Mergers will be within the discretion of the Combined Company Board.

ABTC

There is no public market for ABTC securities.

DESCRIPTION OF COMBINED COMPANY CAPITAL STOCK

The following description of the material terms of the Combined Company capital stock is not complete and is qualified in its entirety by reference to the complete text of the Proposed Charter and the Proposed Bylaws, in each case that will be in effect as of the Closing. This description is subject to the detailed provisions of and is qualified by reference to, the Proposed Charter and the Proposed Bylaws, which are attached to this proxy statement/prospectus as Annex B.

Authorized Capital Stock

The total number of shares of capital stock which the Combined Company shall have authority to issue is 735,000,000,000 shares. This authorized capital stock consists of (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of: (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

Following the Closing, we estimate that there will be approximately 950,241,071 shares of Class A Common Stock outstanding, 3,973,148,493 shares of Class B Common Stock outstanding and zero shares of Class C Common Stock outstanding. Following the Closing, the Combined Company is not expected to have any shares of Preferred Stock outstanding.

Common Stock

The Combined Company shall have three classes of authorized common stock: Class A Common Stock, Class B Common Stock and Class C Common Stock. The shares of the Combined Company common stock to be issued pursuant to the Mergers will be duly authorized, validly issued, fully paid and non-assessable.

Prior to the Closing, application will be made to list the Class A Common Stock on Nasdaq under the trading symbol “ABTC.”

Voting Rights

Except as required by applicable law, each holder of Class A Common Stock shall be entitled to one vote per share, each holder of Class B Common Stock shall be entitled to 10,000 votes per share and each holder of Class C Common Stock shall be entitled to ten (10) votes per share, in each case, on any matter submitted to the stockholders of the Combined Company for a vote or approval. Except where required by applicable law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will generally vote together as a single class on all matters submitted to the Combined Company stockholders for a vote or approval.

The Proposed Charter will not provide for cumulative voting, unless required by applicable law.

Dividend Rights

The holders of each series of Combined Company Common Stock will be entitled to receive, on a per share basis, the same form and amount of dividends and other distributions of cash, property and shares of stock of the Combined Company as may be declared from time to time by the Combined Company Board with respect to shares of any other series of Gryphon Common Stock out of legally available assets or funds, in each case subject to the rights, powers and preferences applicable to any series of Preferred Stock that the Combined Company may designate and issue in the future. In the event such dividend or distribution is paid in the form of shares of a series of Combined Company Common Stock that differs from the series of Gryphon Common Stock held by any holder or rights to acquire a series of Gryphon Common Stock that differs from a series of Common Stock held by any holder, as applicable, such holder shall receive the series of Gryphon Common Stock or rights to acquire the series of Gryphon Common Stock corresponding to the series of Gryphon Common Stock held by such holder.

See the section titled “Ticker Symbol, Market Price and Dividend Information” in this proxy statement/prospectus.

Conversion

Each outstanding share of Class B Common Stock and Class C Common Stock will be convertible at any time at the option of the holder into one share of Class A Common Stock. The Proposed Charter will not provide for the automatic conversion of shares of Class B Common Stock and Class C Common Stock upon transfer thereof or based on sales or ownership thresholds.

Liquidation

In the event of the liquidation, dissolution or winding up of the Combined Company, the holders of each series of Combined Company Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, if any, remaining after the payment of all debts and liabilities, subject to any preferential rights of any outstanding shares of Preferred Stock.

Rights and Preferences

Holders of each series of Combined Company Common Stock will have no preemptive, conversion (except as noted above) or subscription rights and there are no redemption or sinking fund provisions applicable to the Class A Common Stock, Class B Common Stock and Class C Common Stock.

Preferred Stock

The Proposed Charter will permit the Combined Company Board, without further action by the stockholders, to issue up to 100,000,000,000 shares of Preferred Stock in one or more series of preferred stock with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as the Combined Company Board may determine from time to time. The powers, preferences and relative, participating, optional and other rights of each series of Preferred Stock and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series outstanding. Issuance of preferred stock by the Combined Company Board may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of Combined Company Common Stock and could dilute the voting rights of the holders of Combined Company Common Stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation.

Although the Combined Company is not expected to have any shares of Preferred Stock outstanding immediately following the Closing, the Combined Company Board could authorize the issuance of one or more series of Preferred Stock that could, depending on the terms of such series, impede the Closing, tender offer or other takeover attempt.

Charter and Bylaw Provisions; Takeover Statutes

A number of provisions in the Proposed Charter, Proposed Bylaws and the DGCL may have the effect of delaying, deferring or discouraging another person from acquiring control of the Combined Company or removing its management. For additional detail on these provisions, please see “Comparison of Rights of Holders of ABTC and Combined Company Common Stock” in this proxy statement/prospectus.

Multiple Classes of Stock

As described above in the subsection titled “Common Stock — Voting Rights,” the Proposed Charter will provide for a triple class common stock structure, which will provide holders of the Class B Common Stock with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Combined Company or its assets.

Undesignated Preferred Stock

The ability to authorize undesignated Preferred Stock will make it possible for the Combined Company Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of the Combined Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Combined Company.

Stockholder Action by Written Consent

The Proposed Charter will provide that from and after the Voting Threshold Date, no action may be taken by Combined Company stockholders by written consent. Prior to the Voting Threshold Date, action may be taken by the Combined Company stockholders by written consent.

Advance Notice of Proposals and Nominations

The Proposed Charter and Proposed Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Combined Company Board of a committee thereof.

Classified Board; Election and Removal of Directors; Filling Vacancies

Following the Closing, the Proposed Charter will provide that the Combined Company Board will be divided into three classes, Class I, Class II and Class III, divided as nearly as equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by Combined Company stockholders, with staggered three-year terms. Class I directors shall initially serve for a term expiring at the first annual meeting of Combined Company stockholders following the Closing, Class II directors shall initially serve for a term expiring at the second annual meeting of Combined Company stockholders following the Closing and Class III directors shall initially serve for a term expiring at the third annual meeting of Combined Company stockholders following the Closing. Only one class of directors will be elected at each annual meeting of Combined Company stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because Combined Company stockholders will not have cumulative voting rights, Combined Company stockholders holding a majority of the voting power of the then outstanding capital stock will be able to elect all of the Combined Company directors.

Except as may be provided in the Investors’ Rights Agreement, the Proposed Charter will provide for the removal of any directors only for cause by the affirmative vote of a majority of the voting power of the Combined Company capital stock; provided, however, that prior to the Voting Threshold Date, directors may be removed with or without cause by an action by written consent of the stockholders of the Combined Company.

Furthermore, the Combined Company Board will have the exclusive right to set the size of the Combined Company Board. Subject to any rights applicable to any then outstanding shares of Preferred Stock and except as may be provided in the Investors’ Rights Agreement, any vacancy occurring on the Combined Company Board and any newly created directorship may be filled only by a majority of the remaining directors in office, even if less than a quorum and not by the Combined Company stockholders unless the Combined Company Board determines that such vacancies will be filled by stockholders. No decrease in the authorized number of directors shall remove or shorten the term of any incumbent director. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Combined Company because it generally makes it more difficult for stockholders to replace a majority of the directors.

In addition, the Investors’ Rights Agreement provides that, for so long as the ABTC Class B Investor Designee beneficially owns any shares of the Combined Company, the ABTC Class B Investor Designee will have the right to serve as a director of the Combined Company.

Special Meetings

The Proposed Charter will provide that special meetings of the stockholders of the Combined Company may be called only by or at the direction of the Combined Company Board, its chairperson or executive chairman, chief executive officer, president or, prior to the Voting Threshold Date, secretary upon the written request by stockholders holding a majority of the outstanding shares entitled to vote.

Amendment of Charter

The Proposed Charter will provide that it generally may be amended by the holders of a majority of the voting power of the Combined Company capital stock; provided, however, that certain provisions of the Proposed Charter related to the number of authorized shares of Combined Company capital stock, the designations and rights of the Combined Company capital stock, the management of the business and the conduct of the affairs of the Combined Company, stockholder meetings, liabilities of directors and officers of the Combined Company, indemnification of directors and officers of the Combined Company, restrictions on any business combination with any interested stockholder, business opportunities of certain stockholders of the Combined Company, forum selection and amendments may only be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of the Combined Company capital stock, voting together in a single class.

In addition, for so long as any shares of Class B Common Stock are outstanding, amendments to the provisions of the Proposed Charter related to the designations and rights of the common stock of the Combined Company will require the affirmative vote of the holders of at least 80% of the voting power of the Class B Common Stock outstanding, voting as a separate series.

Amendment of the Combined Company Bylaws

The Proposed Bylaws may be altered, amended or repealed and new bylaws may be adopted, by the Combined Company Board or with the affirmative vote of the holders of at least 66 2/3% of the voting power of the Combined Company capital stock.

Delaware Anti-Takeover Law

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three (3) years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. In connection with the Closing, the Combined Company will opt out of Section 203 of the DGCL in the Proposed Charter and will therefore not be subject to Section 203.

Forum Selection

The Proposed Charter will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Combined Company; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of director, officer or stockholder of the Combined Company to the Combined Company or to its stockholders; (iii) any action, suit or proceeding arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws (as any of the foregoing may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court; or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine.

As a result, any action brought by any Combined Company stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Nothing in the Proposed Charter or the Proposed Bylaws will preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of

Delaware in connection with any action brought in any such court to enforce the applicable provisions of the Proposed Charter and Proposed Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although Combined Company stockholders will not be deemed to have waived the Combined Company’s compliance with federal securities laws and the rules and regulations thereunder.

Corporate Opportunities; Conflicts of Interest

The Proposed Charter will provide that the Combined Company will renounce any interest or expectancy in or in being offered an opportunity to participate in, any business opportunity of the holders of Class B Common Stock and their respective officers, directors, directors of their subsidiaries, employees, agents, stockholders, members, managers, partners, representatives, affiliates or subsidiaries (the “Class B Stockholder Group”). The Combined Company will not renounce any interest in any corporate opportunity offered to any director or officer if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director or officer of the Combined Company.

The Proposed Charter will provide that the Class B Stockholder Group will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Combined Company or its affiliates engage or propose to engage in or (ii) otherwise competing with the Combined Company or its affiliates. In the event that the Class B Stockholder Group acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to the Combined Company or its affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as a director or officer of the Combined Company.

Limitation on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. The Proposed Charter will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of the Combined Company and its stockholders, through stockholders’ derivative suits on the Combined Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Combined Company, including any derivative claims. Exculpation under this provision will not apply to any director or officer if the director or officer has breached the duty of loyalty to the Combined Company and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as a director or officer.

The Proposed Charter will provide that the Combined Company must generally indemnify and advance expenses to, its directors and officers to the fullest extent authorized by the DGCL. The Combined Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. It is also expected that the Combined Company will enter into indemnification agreements with its directors, which agreements will require it to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Combined Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The limitation of liability, indemnification and advancement provisions in the Proposed Charter may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Combined Company and its stockholders. In addition, your investment may be adversely affected to the extent the Combined Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Registration Rights

In connection with the Mergers, Gryphon has entered into the Investors’ Rights Agreement with ABTC, ABH and the ABTC Class B Investors. The operative provisions of the Investors’ Rights Agreement will become effective at the Closing. The Investors’ Rights Agreement provides, that following the Closing, the ABTC Class B Investors will have the ability to require the Combined Company to register under the Securities Act all or any portion of the shares of Combined Company Common Stock held by them and their permitted transferees, subject to customary requirements and limitations. The ABTC Class B Investors and their permitted transferees will also have piggyback registration rights, such that they may include their respective shares of Combined Company Common Stock in certain future registrations of the Combined Company’s securities. The demand registration rights and piggyback registration rights will each be subject to market cut-back exceptions.

The Investors’ Rights Agreement sets forth customary registration procedures. The Combined Company will also agree to indemnify certain of the ABTC Class B Investors and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Combined Company for use in a registration statement by such persons.

Comparison of Rights of Holders of ABTC and Combined Company Common Stock

If the Mergers are completed, ABTC stockholders will receive shares of Combined Company Common Stock pursuant to the terms of the Merger Agreement.

Gryphon and ABTC are both incorporated under the laws of the State of Delaware. Accordingly, the rights of Gryphon stockholders and ABTC stockholders are governed by the DGCL. Upon the Closing, ABTC stockholders who receive shares of Combined Company Common Stock will become Combined Company stockholders. Their rights as stockholders will be governed by the DGCL and the Combined Company organizational documents following the Closing and they will have different rights as holders of Combined Company Common Stock than they had as holders of ABTC Common Stock. The differences between the rights of these respective holders result from the differences between the respective governing documents of ABTC and the Combined Company.

The material differences between the current rights of ABTC stockholders under the ABTC Charter and ABTC Bylaws and their rights as Combined Company stockholders, following the Closing, under the Proposed Charter and the Proposed Bylaws, are summarized below. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to, the DGCL and the full text of the relevant governing documents which are attached to this proxy statement/prospectus as Annex B and Annex I, respectively. You should carefully read this entire document and the governing corporate instruments for a more complete understanding of the differences between being a stockholder of Gryphon or ABTC before the Mergers and being a Combined Company stockholder following the Closing.

Combined Company	ABTC
Organizational Documents

The rights of Combined Company stockholders will be governed by the Proposed Charter, the Proposed Bylaws and the DGCL. Rights of certain holders of Combined Company stockholders will be governed by the Investors’ Rights Agreement.

The rights of ABTC stockholders are governed by the ABTC Charter, ABTC Bylaws and the DGCL. Rights of certain holders of ABTC Common Stock are governed by the Stockholders’ Agreement.
Authorized Capital Stock

The Proposed Charter provides that the total number of authorized shares of all classes of capital stock will be 735,000,000,000 shares, consisting of: (i) 635,000,000,000 shares of common stock, $0.0001 par value per share, comprised of (a) 500,000,000,000 shares of Class A Common Stock, (b) 10,000,000,000 shares of Class B Common Stock and (c) 125,000,000,000 shares of Class C Common Stock; and (ii) 100,000,000,000 shares of preferred stock, $0.0001 par value per share.

The ABTC Charter provides that the total number of authorized shares of all classes of capital stock is 1,110,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 1,000,000,000 shares of ABTC Class A Common Stock, (ii) 100,000,000 shares of ABTC Class B Common Stock and (iii) 10,000,000 shares of preferred stock.

Upon the Closing, we expect there will be approximately 950,241,071 shares of Class A Common Stock outstanding, 3,973,148,493 shares of Class B Common Stock outstanding and 0 shares of Class C Common Stock outstanding. Following the Closing, the Combined Company is not expected to have any preferred stock outstanding

Preferred Stock

The Combined Company Board will be authorized, without further action of Combined Company stockholders, to issue up to 100,000,000,000 shares of preferred stock in one or more series with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as it may determine from time to time. Following the Closing, the Combined Company is not expected to have any preferred stock outstanding.

The ABTC Board is authorized, without further action of ABTC stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series with such variations in relative rights, preferences and limitations as it may determine from time to time.

Combined Company	ABTC
Voting Rights

The Proposed Charter provides that, except as required by applicable law, each share of Class A Common Stock shall entitle the holder to one (1) vote per share, each share of Class B Common Stock shall entitle the holder to ten-thousand (10,000) votes per share and each share of Class C Common Stock shall entitle the holder to ten (10) votes per share, in each case, on any matter submitted to the stockholders of the Combined Company for a vote or approval.

Except where required by applicable law, holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall vote together as a single class on any matter submitted to the stockholders of the Combined Company for a vote or approval.

The ABTC Charter provides that, except as required by applicable law, each share of ABTC Class A Common Stock shall entitle the holder to one (1) vote per share and each share of ABTC Class B Common Stock shall entitle the holder to ten-thousand (10,000) votes per share, in each case, on any matter submitted to the stockholders of ABTC for a vote or approval.

Except where required by applicable law and subject to the Stockholders’ Agreement, holders of shares of ABTC Class A Common Stock and ABTC Class B Common Stock shall vote together as a single class on all matters submitted to ABTC stockholders.

Number and Qualification of Directors

The number of Combined Company directors is to be determined from time to time by resolution of the Combined Company Board. Upon the Closing, the Combined Company Board is expected to consist of five members. Subject to any rights applicable to any then-outstanding shares of preferred stock and except as may be provided in the Investors’ Rights Agreement, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of the remaining directors in office unless the Combined Company Board determines that such vacancies will be filled by stockholders. No decrease in the authorized number of directors shall remove or shorten the term of any incumbent director.

The number of ABTC directors is to be determined from time to time by resolution of the ABTC Board. The ABTC Board currently consists of four members. Any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors in office. No reduction in the authorized number of directors shall remove or shorten the term of any incumbent director.

Structure of Board of Directors; Term of Directors; Election of Directors

The Combined Company Board will be divided into three classes, Class I, Class II and Class III, divided as nearly as equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by Combined Company stockholders, with staggered three-year terms. The Investors’ Rights Agreement provides that, for so long as he owns any shares of Class B Common Stock, the ABTC Class B Investor Designee shall have the right to serve as a director.

The term of office of the first class will expire at the first annual meeting of stockholders, the term of office of the second class will expire at the second annual meeting of stockholders and the term of office of the third class will expire at the third annual meeting of stockholders. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The directors of ABTC will be elected to the ABTC Board at the annual meeting of stockholders. The Stockholders’ Agreement provides that, for so long as he owns any shares of ABTC Class B Common Stock, the ABTC Class B Investor Designee shall have the right to serve as a director.

ABTC’s bylaws provide that each director shall hold office until their successor is elected and qualified or until their death, earlier resignation, removal or disqualification.

Combined Company	ABTC
Removal of Directors

Except as may be provided in the Investors’ Rights Agreement, the Proposed Charter will provide for the removal of directors only for cause by the affirmative vote of a majority of the voting power of the Combined Company capital stock; provided, however, that prior to the Voting Threshold Date, directors may be removed with or without cause by written consent of the stockholders of the Combined Company.

Except as may be provided in the Stockholders’ Agreement, in accordance with the DGCL, directors may be removed at any time, with or without cause, only by the affirmative vote of a majority of voting power of all of the shares of ABTC capital stock.

Vacancies on the Board

Subject to any rights applicable to any then outstanding shares of preferred stock and except as may be provided in the Investors’ Rights Agreement, any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority of the remaining directors in office, even if less than a quorum, unless the Combined Company Board determines that such vacancies will be filled by stockholders.

Any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors in office.
Stockholder Action by Written Consent
The Proposed Charter will provide that from and after the Voting Threshold Date, no action may be taken by Combined Company stockholders by written consent.

Except as otherwise provided by the Stockholders’ Agreement, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent, in writing, setting forth the action so taken is signed by the holders of a majority of the voting power of the outstanding stock and delivered to ABTC in accordance with Section 228 of the DGCL.

Quorum

The Proposed Bylaws will provide that, except where otherwise provided by law or the Proposed Charter, the holders of a majority in voting power of the issued and outstanding capital stock of the Combined Company entitled to vote (whether in person, by remote communication or represented by proxy) shall constitute a quorum at all meetings of stockholders, whether annual or special. Where a separate vote by a class or series is required, a majority of the voting power of the outstanding shares of such class or series present in person or represented by proxy will constitute a quorum with respect to that matter.

If quorum is not present or represented at any meeting of stockholders, either the person presiding over the meeting or a majority in voting power of the stockholders, present in person or by remote communication or represented by proxy, shall have power to recess the meeting or adjourn the meeting in accordance with the bylaws until a quorum is present or represented.

Except where otherwise provided by law or the ABTC Charter, the holders of a majority in voting power of the capital stock of ABTC entitled to vote at the meeting (whether in person, by remote communication or represented by proxy) shall constitute a quorum at all meetings of stockholders, whether annual or special. Where a separate vote by a class or series is required, a majority of the voting power of the outstanding shares of such class or series present in person or represented by proxy will constitute a quorum with respect to that matter.

If quorum is not present or represented at any meeting of stockholders, either the chairperson of the meeting or the holders of a majority in voting power of the shares of ABTC capital stock then entitled to vote at the meeting, present in person or by remote communication or represented by proxy, shall have power to adjourn the meeting in accordance with the bylaws until a quorum is present or represented.

Combined Company	ABTC
Special Meeting of Stockholders

The Proposed Charter will provide that special meetings of the stockholders of the Combined Company may be called only by or at the direction of the Combined Company Board, its chairperson or executive chairman, chief executive officer, president or, prior to the Voting Threshold Date, secretary upon the written request by stockholders holding a majority of the outstanding shares entitled to vote.

The ABTC Charter provides that special meetings of the stockholders of ABTC may be called at any time only by the ABTC Board.
Notice Requirements for Stockholder Nominations and Other Proposals

To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Combined Company Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Combined Company Board, the Executive Chairperson or Chairperson or (iii) otherwise properly brought before the meeting by a stockholder present in person who was a stockholder of record at the time of giving of notice provided for in the Proposed Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in such bylaws.

Neither the ABTC Charter nor the ABTC Bylaws contain advance notice requirements for stockholder proposals.

Nominations of persons for election to the Combined Company Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Combined Company Board or (ii) by a stockholder present in person who was a stockholder of record at the time of giving of notice provided for in the Proposed Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in such bylaws.

Amendment of Certificate of Incorporation

The Proposed Charter will provide that it generally may be amended by the holders of a majority of the voting power of the Combined Company capital stock; provided, however, that certain provisions of the Proposed Charter related to the number of authorized shares of Combined Company capital stock, the designations and rights of the Combined Company capital stock, the management of the business and the conduct of the affairs of the Combined Company, stockholder meetings, liabilities of directors and officers of the Combined Company, indemnification of directors and officers of the Combined Company, restrictions on any business combination with any interested stockholder, business opportunities of certain stockholders of the Combined Company, forum selection and amendments may only be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of the Combined Company capital stock, voting together in a single class.

The ABTC Charter provides that ABTC reserves the right to, at any time and from time to time, amend, alter, change or repeal any provision contained in the ABTC Charter in the manner prescribed by the DGCL and all rights conferred upon stockholders therein are granted subject to this reservation.

Combined Company	ABTC

In addition, for so long as any shares of Class B Common Stock are outstanding, amendments to the provisions of the Proposed Charter related to the designations and rights of the common stock of the Combined Company will require the affirmative vote of the holders of at least 80% of the voting power of the Class B Common Stock outstanding, voting as a separate series.

Amendment of Bylaws

The Proposed Bylaws may be altered, amended or repealed and new bylaws may be adopted, by the Combined Company Board or with the affirmative vote of the holders of at least 66 2/3% of the voting power of the Combined Company capital stock.

The ABTC Charter provides that the ABTC Board has the power, without the assent or vote of ABTC stockholders, to make, alter, amend, change, add to or repeal the ABTC Bylaws.
Limitation on Director and Officer Liability

The Proposed Charter will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of the Combined Company and its stockholders, through stockholders’ derivative suits on the Combined Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Combined Company, including any derivative claims. Exculpation under this provision will not apply to any director or officer if the director or officer has breached the duty of loyalty to the Combined Company and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as a director or officer.

The ABTC Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except for liability (i) for any breach of such director’s or officer’s duty of loyalty to ABTC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) of an officer in any action by or in the right of ABTC.

Indemnification

The Proposed Charter will provide that the Combined Company must generally indemnify and advance expenses to, its directors and officers to the fullest extent authorized by the DGCL. The Combined Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. It is also expected that the Combined Company will enter into indemnification agreements with its directors, which agreements will require it to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Combined Company and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The ABTC Charter provides that it shall generally, to the full extent permitted by Sections 102 and 145 of the DGCL and subject to certain exceptions, indemnify all persons whom it may indemnify pursuant thereto. The ABTC Bylaws provide that it shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this paragraph, a “proceeding”) by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of ABTC or, while serving as a director or officer of the ABTC, is or was serving at the request of ABTC as a director, officer, employee or agent of another

Combined Company	ABTC

corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding.

ABTC is also expressly authorized to carry insurance for its current and former directors, officers, employees or agents and certain others, for some liabilities.
Conversion Rights

Each share of Class B Common Stock and Class C Common Stock will be convertible at any time at the option of the holder into one share of Class A Common Stock. The Proposed Charter will not provide for the automatic conversion of shares of Class B Common Stock and Class C Common Stock upon transfer thereof or based on sales or ownership thresholds.

Any share of ABTC Class B Common Stock shall automatically, without further action by the holder thereof, convert into a share of ABTC Class A Common Stock upon the transfer of such share to any person or entity, other than limited permitted transferees. Each share of ABTC Class B Common Stock so converted shall be retired by ABTC and shall not be available for reissuance.

Exclusive Forum

The Proposed Charter will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Combined Company; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of director, officer or stockholder of the Combined Company to the Combined Company or to its stockholders; (iii) any action, suit or proceeding arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws of the Combined Company (as any of the foregoing may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court; or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The ABTC Charter provides that, unless ABTC consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of ABTC, (ii) any action asserting a claim of breach of a duty (including fiduciary duty) owed by any current or former director or officer or other employee or stockholder to ABTC or its stockholders, (iii) any action asserting a claim against ABTC or any director or officer or other employee arising out of or relating to any provision of the DGCL or the ABTC Charter or ABTC Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the ABTC Charter or ABTC Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine. This provision shall not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

The ABTC Charter also provides that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Combined Company	ABTC

In the case of a Foreign Action, a stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of the Proposed Charter and Proposed Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Corporate Opportunities

The Proposed Charter will provide that the Combined Company will renounce any interest or expectancy in or in being offered an opportunity to participate in, any business opportunity of the Class B Stockholder Group. The Combined Company will not renounce any interest in any corporate opportunity offered to any director or officer if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director or officer of the Combined Company.

The Proposed Charter will provide that the Class B Stockholder Group will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Combined Company or its affiliates engage or propose to engage in or (ii) otherwise competing with the Combined Company or its affiliates. In the event that the Class B Stockholder Group acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to the Combined Company or its affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as a director or officer of the Combined Company.

Under Delaware Law, a contract or a transaction between a business corporation and a director or an entity in which a director has a financial or other interest is not void or voidable solely for that reason or solely because the director is present at or participates in the meeting of the board of directors that authorizes the contract or transaction or solely because the director’s vote is counted for that purpose, if: (i) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the board of directors and the board of directors in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though less than a quorum; (ii) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the stockholders.

BENEFICIAL OWNERSHIP OF GRYPHON

The following table and accompanying footnotes set forth information regarding the beneficial ownership of Gryphon as of July 28, 2025 (the “Ownership Date”) with respect to:

•        each person known by Gryphon to be the beneficial owner of more than 5% of the outstanding shares of the Gryphon Common Stock on such dates; and

•        each of Gryphon’s current executive officers and directors and all executive officers and directors of Gryphon as a group.

In the tables below, percentage ownership is based on 82,132,669 shares of our Common Stock issued and outstanding as of the Ownership Date. The Company has determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable or exercisable within 60 days of the Ownership Date or issuable pursuant to restricted stock units held by the person that are subject to vesting and settlement conditions expected to occur within 60 days of the Ownership Date. However, except as described herein, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Gryphon Pre-Mergers Beneficial Ownership Table

Name of Beneficial Owner	Total # of Shares Beneficially Owned	Percentage of Ownership(1)
Rob Chang	3,507,708	4.3%
Brittany Kaiser(1)	996,289	1.2%
Simeon Salzman(2)	658,191	*
Heather Cox(3)	461,883	*
Steve Gutterman(4)	211,058	*
Jessica Billingsley(5)	578,712	*
Peter Gallie(6)	290,472	*
Dan Grigorin	198,060	*
Jimmy Vaiopoulos(7)	344,399	*
All directors and officers as a group (nine persons named above)	7,246,772	8.8%
Other 5% Stockholders
Anchorage Lending CA, LLC(8)	16,611,848	19.3%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Includes 96,824 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(2)      Includes 19,365 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(3)      Includes 96,284 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(4)      Includes 77,459 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(5)      Includes 48,412 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(6)      Includes 145,236 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(7)      Includes 48,412 shares issuable upon exercise of warrants to purchase Gryphon Common Stock.

(8)      Includes 3,939,394 shares of Gryphon Common Stock issuable upon conversion of the Restructured Loan. The address of Anchorage Lending CA, LLC is c/o P.O. Box - One Embarcadero Center #2409, San Francisco, CA 94216.

Beneficial Ownership of ABTC

The following table and accompanying footnotes set forth information regarding the beneficial ownership of ABTC as of the Ownership Date with respect to:

•        each person that is the beneficial owner of more than 5% of the outstanding shares of ABTC Common Stock; and

•        each person that is an executive officer or director of ABTC and all such executive officers and directors as a group.

Beneficial ownership for purposes of the table below has been determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, ABTC deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable or exercisable within 60 days of the Closing or issuable pursuant to restricted stock units held by the person that are subject to vesting and settlement conditions expected to occur within 60 days of the Ownership Date.

Unless otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

	ABTC Class A Common Stock		ABTC Class B Common Stock		Percentage of Total Outstanding Voting Power(3)
Name and Address of Beneficial Owner(1)	Number of Shares(2)	Percentage of Class(3)	Number of Shares(2)	Percentage of Class(3)
Directors and Executive Officers:
Asher Genoot(4)	—	—	—	—	—
Michael Ho(4)	—	—	—	—	—
Justin Mateen(5)	50,000	0.45%	—	—	*
Michael Broukhim(6)	49,750	0.45%	—	—	*
Matt Prusak	—	—	—	—	—
All directors and executive officers as a group (five individuals)	99,750	0.90%	—	—	*
Greater than Five Percent Holders:
American Bitcoin Holdings LLC(4)	—	—	40,400,000	80.0%	80.0%
Eric Trump	—	—	4,700,000	9.3%	9.3%

____________

*        Represents voting power of less than one percent (1%).

(1)      The address of all persons listed is c/o American Bitcoin Corp., 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131.

(2)      Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)      Based on 11,002,954 shares of ABTC Class A Common Stock and 50,500,000 shares of ABTC Class B Common Stock outstanding as of the Ownership Date. Each share of ABTC Class A Common Stock entitles the holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. Each share of ABTC Class B Common Stock entitles the holder thereof to 10,000 vote per share on all matters presented to stockholders for a vote generally, including the election of directors. Holders of ABTC Class A Common Stock and ABTC Class B Common Stock vote as a single class on all matters except as required by law or by ABTC’s certificate of incorporation.

(4)      Represents the shares held by ABH, which is a wholly owned subsidiary of Hut 8. Mr. Genoot is the Chief Executive Officer of ABH and is a director and the Chief Executive Officer of Hut 8. Mr. Ho is the Chief Strategy Officer of ABH and is a director and the Chief Strategy Officer of Hut 8. Mr. Genoot and Mr. Ho disclaim beneficial ownership of these shares.

(5)      Represents 50,000 shares of ABTC Class A Common Stock held by JAM Revocable Trust. Mr. Mateen maintains sole voting and dispositive power over the shares held by JAM Revocable Trust and thus may be deemed to beneficially own such shares. Mr. Mateen’s and JAM Revocable Trust’s address is 131 S Rodeo Dr. Suite 208, Beverly Hills, CA 90212.

(6)      This amount consists of 49,750 shares of ABTC Class A Common Stock held by AM-0507 Fund I, a series of Green Meadow Ventures, LP (the “AM-0507 Fund I”). Huntley Global LLC, of which Mr. Broukhim is the sole member, is a managing member of Brothers Global LLC, the general partner of AM-0507 Fund I. As such, Mr. Broukhim shares voting and dispositive power of the ABTC Class A Common Stock held by AM-0507 Fund I. In addition, Mr. Broukhim holds an indirect limited partnership interest in AM-0507 Fund I and, as a result, may be deemed to have a pecuniary interest in approximately 8,050 shares of ABTC Class A Common Stock held by AM-0507 Fund I. The address of AM-0507 Fund I, Huntley Global LLC, Brothers Global LLC and Mr. Broukhim is 131 S Rodeo Dr. Suite 250, Beverly Hills, CA 90212.

BENEFICIAL OWNERSHIP OF THE COMBINED COMPANY

The following table and accompanying footnotes set forth information regarding the expected beneficial ownership of the Combined Company as of immediately following the Closing, with respect to:

•        each person expected by Gryphon and ABTC to be the beneficial owner of more than 5% of the outstanding shares of capital stock of the Combined Company; and

•        each person who is expected to become an executive officer or director of the Combined Company and all such executive officers and directors as a group.

Beneficial ownership for purposes of the table below has been determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, Gryphon and ABTC deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable or exercisable within 60 days of the Closing or issuable pursuant to restricted stock units held by the person that are subject to vesting and settlement conditions expected to occur within 60 days of the Closing.

The following table and accompanying footnotes assume that there will be 4,893,257,194 shares of Combined Company Common Stock issued and outstanding as of immediately following the Closing, based on an assumption of 98,002,481 fully diluted shares of Gryphon Common Stock and 61,502,954 fully diluted shares of ABTC Common Stock outstanding at the First Effective Time. If the actual facts immediately following the Closing are different from the foregoing assumptions, which they are likely to be, the percentage ownership information set forth below will also be different.

Unless otherwise indicated and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

	Class A Common Stock		Class B Common Stock		Percentage of Total Outstanding Voting Power(3)
Name and Address of Beneficial Owner(1)	Number of Shares(2)	Percentage of Class(3)	Number of Shares(2)	Percentage of Class(3)
Directors and Executive Officers:
Asher Genoot(4)	—	—	—	—	—
Michael Ho(4)	—	—	—	—	—
Justin Mateen(5)	3,903,976	0.41%	—	—	*
Michael Broukhim(6)	3,884,456	0.41%	—	—	*
Matt Prusak	—	—	—	—	—
Richard Busch	3,903,976	0.41%	—	—	*
All directors and executive officers as a group (six individuals)	11,692,408	1.23%	—	—	*
Greater than Five Percent Holders:
American Bitcoin Holdings LLC	—	—	3,154,412,898	80.0%	80.0%
Eric Trump	—	—	366,973,778	9.3%	9.3%

____________

*        Represents voting power of less than one percent (1%).

(1)      The address of all persons listed is c/o American Bitcoin Corp., 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131.

(2)      Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)      Based on 950,241,071 shares of Class A Common Stock and 3,943,016,123 shares of Class B Common Stock estimated to be outstanding as of immediately following the Closing. Each share of Class A Common Stock entitles the holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. Each share of Class B Common Stock entitles the holder thereof to 10,000 vote per share on all matters presented to stockholders for a vote generally, including the election of directors. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters except as required by law or by the Proposed Charter.

(4)      Represents the shares held by ABH, which is a wholly owned subsidiary of Hut 8. Mr. Genoot is the Chief Executive Officer of ABH and is a director and the Chief Executive Officer of Hut 8. Mr. Ho is the Chief Strategy Officer of ABH and is a director and the Chief Strategy Officer of Hut 8. Mr. Genoot and Mr. Ho disclaim beneficial ownership of these shares.

(5)      Represents 3,903,976 shares of Class A Common Stock held by JAM Revocable Trust. Mr. Mateen maintains sole voting and dispositive power over the shares held by JAM Revocable Trust and thus may be deemed to beneficially own such shares. Mr. Mateen’s and JAM Revocable Trust’s address is 131 S Rodeo Dr. Suite 208, Beverly Hills, CA 90212.

(6)      This amount consists of 3,884,456 shares of Class A Common Stock held by AM-0507 Fund I, a series of Green Meadow Ventures, LP (the “AM-0507 Fund I”). Huntley Global LLC, of which Mr. Broukhim is the sole member, is a managing member of Brothers Global LLC, the general partner of AM-0507 Fund I. As such, Mr. Broukhim shares voting and dispositive power of the Class A Common Stock held by AM-0507 Fund I. In addition, Mr. Broukhim holds an indirect limited partnership interest in AM-0507 Fund I and, as a result, may be deemed to have a pecuniary interest in approximately 8,050 shares of Class A Common Stock held by AM-0507 Fund I. The address of AM-0507 Fund I, Huntley Global LLC, Brothers Global LLC and Mr. Broukhim is 131 S Rodeo Dr. Suite 250, Beverly Hills, CA 90212.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP will pass upon the validity of Class A Common Stock offered by this proxy statement/prospectus.

EXPERTS

The audited consolidated financial statements of Gryphon, as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, included in this proxy statement/prospectus, have been so included in reliance upon the report of RBSM LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The audited combined financial statements of American Bitcoin Corp. for December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, included in this proxy statement/prospectus, have been so included in reliance upon the report of LJ Soldinger Associates, LLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

Gryphon is subject to the informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus.

Gryphon also makes available free of charge on or through its website at www.gryphon.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Gryphon files it with or furnishes it to the SEC. The website addresses for the SEC and Gryphon are inactive textual references and information contained on or that can be accessed through, those websites is not part of or incorporated by reference into this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the Proposals unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

Gryphon has filed with the SEC the Registration Statement under the Securities Act to register the shares of Class A Common Stock to be issued to ABTC stockholders in the Mergers. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of Gryphon, as well as a proxy statement of Gryphon for its Special Meeting and it will also serve as an information statement for the stockholders of ABTC. The Registration Statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Gryphon, the Combined Company and the Combined Company Common Stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement or exhibits to the Registration Statement because certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the SEC.

ABTC does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents and reports with the SEC.

Gryphon has supplied all the information contained in this proxy statement/prospectus relating to Gryphon and ABTC has supplied all information contained in this proxy statement/prospectus relating to ABTC. Gryphon and ABTC have both contributed to the information related to the Mergers contained in this proxy statement/prospectus.

If you would like to request documents from Gryphon, please send a request in writing or by telephone to either Gryphon at the following address:

Gryphon Digital Mining, Inc.
1180 N. Town Center Drive, Ste 100
Las Vegas, NV 89144
Attn: Secretary

If you are a Gryphon stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Mergers, including the procedures for voting your shares, you should contact Gryphon’s proxy solicitor, Okapi, at the following email address or telephone numbers:

Okapi Partners
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (855) 305-0857
Email: info@okapipartners.com

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Materials for the 2025 Annual Meeting of Stockholders

For stockholders to present proper proposals (other than nominations of directors) for inclusion in our proxy materials for the 2025 annual meeting of stockholders on a timely basis, the relevant information must be received by the Company’s Corporate Secretary at the principal executive offices of the Company, 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144, on or before the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Therefore, we must receive notice of such a proposal or nomination for the 2025 annual meeting of the Company’s stockholders no earlier than May 9, 2025 and no later than June 8, 2025. In the event that the date of the 2025 annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after, the anniversary of this year’s annual meeting, the relevant information must be received by the Company no later than the deadline set forth in a public announcement made by the Company, which deadline will be a reasonable time after that public announcement and a reasonable time before the Company begins to print and send its proxy materials for the 2025 annual meeting. All such proposals must comply with all of the requirements of Rule 14a-8 under the Exchange Act, regarding the inclusion of the stockholder proposals in company-sponsored proxy materials.

Director Nominations by a Stockholder Intending to Solicit Proxies for the 2025 Annual Meeting of Stockholders

In addition to satisfying all the requirements under the Company’s Bylaws, to comply with the SEC’s universal proxy rules for the Company’s 2025 annual meeting, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth all of the information required by Rule 14a-19 under the Exchange Act no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, meaning we must receive notice of such a proposal or nomination for the 2025 annual meeting of the Company’s stockholders no earlier than May 9, 2025 and no later than June 8, 2025, provided that the date of the meeting has not changed by more than 30 calendar days. In the event such meeting date is changed by more than 30 days, then notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary.

Householding Information

Unless we have received contrary instructions, we may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact us at Gryphon Digital Mining, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144, to inform us of their request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

INDEX TO FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS of GRYPHON DIGITAL MINING, INC.

Gryphon Digital Mining Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2025	As of December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents	$318,000	$735,000
Restricted cash	1,263,000	—
Accounts receivable	175,000	—
Prepaid expenses	1,412,000	409,000
Marketable securities	49,000	115,000
Digital assets	787,000	1,016,000
Total current assets	4,004,000	2,275,000

Mining equipment, net	2,609,000	2,994,000
Intangible asset	100,000	100,000
Deposits	2,266,000	2,263,000
Total assets	$8,979,000	$7,632,000

Liabilities and stockholders’ deficit
Accounts payable and accrued liabilities	$9,834,000	$9,045,000
Cash due to third-party	1,263,000	—
Note payable – current portion	213,000	213,000
Current liabilities	11,310,000	9,258,000

Notes payable less current portion	5,331,000	5,384,000
Total liabilities	16,641,000	14,642,000

Stockholders’ deficit
Common stock, $0.0001 par value, 150,000,000 shares authorized; 69,985,037 and 52,991,590 shares issued and outstanding, respectively.	6,000	5,000
Additional paid-in capital	66,402,000	60,050,000
Shares to be issued	—	670,000
Subscription receivable	(55,000)	—
Accumulated deficit	(74,015,000)	(67,735,000)
Total stockholders’ deficit	(7,662,000)	(7,010,000)
Total liabilities and stockholders’ deficit	$8,979,000	$7,632,000

See accompanying notes to these unaudited condensed consolidated financial statements

Gryphon Digital Mining Inc. and Subsidiaries
Unaudited Condensed Consolidated Statement of Operations

	Three Months Ended March 31,
	2025	2024
Revenues
Mining activities	$1,558,000	$7,490,000

Cost and expenses
Cost of revenues	2,054,000	4,837,000
General and administrative expenses	3,000,000	2,461,000
Stock based compensation expense	772,000	208,000
Depreciation expense	1,071,000	3,247,000
Unrealized loss (gain) on digital assets	127,000	(1,703,000)
Total operating expenses	7,024,000	9,050,000
Loss from operations	(5,466,000)	(1,560,000)

Other income (expense)
Unrealized loss on marketable securities	(66,000)	(216,000)
Gain on settlement of accounts payable	449,000	—
Merger and acquisition costs	(1,194,000)	—
Change in fair value of notes payable	—	(9,638,000)
Interest expense	(3,000)	(330,000)
Total other expense	(814,000)	(10,184,000)

Loss before provision for income taxes	(6,280,000)	(11,744,000)

Provision for income taxes	—	—
Net loss	$(6,280,000)	$(11,744,000)

Net loss per share, basic and diluted	$(0.09)	$(0.36)
Weighted average shares outstanding – basic and diluted	70,553,398	32,436,759

See accompanying notes to these unaudited condensed consolidated financial statements

Gryphon Digital Mining, Inc and Subsidiaries
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Deficit
For the Three Months Ended March 31, 2025 and 2024

	Common Stock		Additional Paid-In Capital	Shares to be Issued	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance December 31, 2024	52,991,590	$5,000	$60,050,000	$670,000	$—	$(67,735,000)	$(7,010,000)
Proceeds for stock to be issued	6,866,856	1,000	1,683,000	(400,000)	(33,000)	—	1,251,000
Relative fair value of warrants issued	—	—	1,136,000	(270,000)	(22,000)	—	844,000
Cost for issuance of shares	—	—	(75,000)	—	—	—	(75,000)
Common stock issued for cash (ATM), net of cost	4,565,714	—	2,337,000	—	—	—	2,337,000
Shares issued for services – Captus	4,083,300	—	248,000	—	—	—	248,000
Common stock issued for vesting of RSUs	844,244	—	773,000	—	—	—	773,000
Shares issued for services – IR	633,333	—	250,000	—	—	—	250,000
Net loss	—	—	—	—	—	(6,280,000)	(6,280,000)
Balance March 31, 2025	69,985,037	$6,000	$66,402,000	$—	$(55,000)	$(74,015,000)	$(7,662,000)
	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance December 31, 2023	34,415,655	$3,000	$46,598,000	$(25,000)	$(47,175,000)	$(599,000)
Revaluation of Digital asset	—	—	—	—	739,000	739,000
Common stock issued for cash	493,791	—	1,395,000	—	—	1,395,000
Common stock issued for vesting of RSUs	28,070	—	55,000	—	—	55,000
Common stock issued for exercise of warrants	165,622	—	—	—	—	—
Common stock issued for acquisition of Akerna’s net book value	2,910,026	—	(2,256,000)	—	—	(2,256,000)
Cancelation of stock subscription receivable	—	—	(25,000)	25,000	—	—
Net loss	—	—	—	—	(11,744,000)	(11,744,000)
Balance March 31, 2024	38,013,164	$3,000	$45,767,000	$—	$(58,180,000)	$(12,410,000)

See accompanying notes to these unaudited condensed consolidated financial statements

Gryphon Digital Mining, Inc and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three Months Ended March 31,

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,280,000)	$(11,744,000)
Adjustments to reconcile net loss to cash (used in) provided by operating activities
Gain on settlement of accounts payable	(449,000)	—
Merger and acquisition costs	1,194,000	—
Unrealized loss (gain) on digital assets	127,000	(1,703,000)
Depreciation expense	1,071,000	3,247,000
Stock-based compensation	772,000	208,000
Unrealized loss on marketable securities	66,000	216,000
Change in fair value of notes payable	—	9,638,000
Interest expense	—	287,000
Digital asset revenue	(1,558,000)	(7,490,000)
Changes in operating assets and liabilities
Proceeds from the sale of digital assets	1,647,000	6,106,000
Accounts receivable	(175,000)	485,000
Prepaid expense	(914,000)	(28,000)
Accounts payable and accrued liabilities	1,280,000	(205,000)
Net cash used in operating activities	(3,219,000)	(983,000)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of miners	(558,000)	—
Refundable deposit	(1,222,000)	—
Net cash used in investing activities	(1,780,000)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Notes payable for insurance	343,000	—
Payment for insurance payable	(47,000)	(90,000)
Interest payment	(71,000)	—
Proceeds from registered direct offering	2,095,000	—
Cost incurred for registered direct offering	(75,000)	—
Proceeds from issuance of common stock ATM	2,409,000	1,395,000
Cash expenses for issuance of common stock	(72,000)	—
Cash acquired in connection with the reverse recapitalization	—	500,000
Net cash provided by financing activities	4,582,000	1,805,000

Net change in cash	(417,000)	822,000

Cash-beginning of period	735,000	915,000
Cash-end of period	$318,000	$1,737,000
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$318,000	$1,737,000
Restricted cash	1,263,000	—
Cash and cash equivalents and restricted cash	$1,581,000	$1,737,000

Gryphon Digital Mining, Inc and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows — (Continued)
For the Three Months Ended March 31,

	2025	2024
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

Non-Cash investing and financing activities:
Accrued expenses for issuance of common stock	$—	$55,000
Value of common stock issued for acquisition of Akerna’s net book value	$—	$(2,256,000)
Digital assets used for principal and interest payment on BTC Note	$—	$1,750,000
Fair value of shares issued for services	$250,000	$—
Accrued expenses for issuance of common stock	$773,000	$—

See accompanying notes to these unaudited condensed consolidated financial statements

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Gryphon Digital Mining, Inc. (“Gryphon”), which originally began operations as Ivy Crypto, Inc., was incorporated under the provisions and by the virtue of the provisions of the General Corporation Law of the State of Delaware on October 22, 2020, with its office located in Las Vegas, Nevada. Gryphon operates a digital asset (commonly referred to as cryptocurrency) mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for cryptocurrency rewards (primarily Bitcoin). Gryphon became a publicly held entity in February 2024 upon the completion of a reverse merger transaction (the “Merger”) with Akerna Corp., herein referred to as we, us, our, the Company or Akerna. These unaudited condensed consolidated financial statements and notes thereto, including disclosures for certain activities up to and including the February 9, 2024 (the “Effective Date”) the date of the Merger, are exclusively attributable to the operations of Ivy Crypto, Inc. The common stock, $0.0001 par value (“Common Stock”) is traded on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “GRYP” after February 9, 2024.

The legacy Akerna (“Legacy Akerna”) was formed upon completion of the mergers between MTech Acquisition Corp. (“MTech”) and MJ Freeway, LLC (“MJF”) on June 17, 2019 as contemplated by the Merger Agreement dated October 10, 2018, as amended (the “Formation Mergers”). Akerna provided software as a service (“SaaS”) solutions within the cannabis industry that enabled regulatory compliance and inventory management through several wholly-owned subsidiaries including MJF, Trellis Solutions, Inc. (“Trellis”), Ample Organics, Inc. (“Ample”), Last Call Analytics (“LCA”), solo sciences, inc. (“Solo”), Viridian Sciences, Inc. (“Viridian”), and The NAY People, Inc. d.b.a. 365 Cannabis (“365 Cannabis”). Our common stock, $0.0001 par value (“Common Stock”) was traded on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “KERN” through February 9, 2024.

Prior to the merger date of February 9, 2024, Legacy Akerna committed to a number of significant actions that collectively represented a strategic shift in its business strategy and a complete exit from the Saas business serving the cannabis industry. The shift was effectuated in a two-part exit strategy whereby Legacy Akerna management (i) disposed of its component Saas business units in advance of (ii) the Merger with Gryphon, an entity unaffiliated with the Saas and cannabis industries.

Reverse Merger with Legacy Ivy Crypto, Inc.

On January 27, 2023, Akerna entered into an agreement and plan of merger, as amended on April 28, 2023 and June 14, 2023 (the “Merger Agreement”) with Ivy Crypto, Inc. (formerly known as Gryphon Digital Mining, Inc.) (“Ivy”) and its wholly-owned subsidiary Gryphon Opco I LLC. On February 9, 2024, concurrent with the closing of the Sale Transaction, Legacy Akerna merged with and into Ivy, with Ivy surviving the Merger as a wholly-owned subsidiary of Akerna. Following the closing of the Merger, the former Ivy and Akerna stockholders immediately before the Merger owned approximately 92.5 percent and 7.5 percent, respectively, of the outstanding capital stock on a fully diluted basis which effectively resulted in a change in control of the Company. Upon completion of the Merger, Akerna changed its name to Gryphon.

On February 9, 2024, the Company completed the transactions contemplated by the Merger Agreement (the “Merger”). Under the terms of the Merger Agreement, Akerna Merger Co. (“Merger Sub”) merged with and into Ivy, with Ivy surviving as a wholly-owned subsidiary of Akerna. On the Effective Date of the Merger, each share of Ivy’s common stock, par value $0.0001 per share (the “Ivy Common Stock”), and Ivy’s preferred stock, par value $0.0001 per share (the “Ivy Preferred Stock,” collectively referred to herein with the Ivy Common Stock as the “Ivy Shares”), outstanding immediately prior to the Effective Date was converted into the right to receive approximately 1.7273744 shares of Gryphon common stock. Each warrant to purchase common stock of Ivy that was issued and outstanding at the Effective Date remained issued and outstanding and were assumed by the Company and is exercisable for shares of

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

common stock pursuant to its existing terms and conditions as adjusted to reflect the ratio of exchange of Ivy Shares for shares of common stock. In connection with the Merger, on February 8, 2024, Akerna filed a Certificate of Amendment to its Amended and Restated Articles of Incorporation (the “Reverse Stock Split Amendment”). Because the Reverse Stock Split Amendment did not reduce the number of authorized shares of common stock, the effect of the Reverse Stock Split was to increase the number of shares of common stock available for issuance relative to the number of shares issued and outstanding. The Reverse Stock Split did not modify any voting rights or other terms of the common stock. Eighty thousand and eight hundred and sixty-four (80,864) fractional shares were issued in connection with the Reverse Stock Split. Immediately after giving effect to the Merger and the Reverse Stock Split, the Company had 38,038,533 shares of common stock outstanding. On February 9, 2024, the common stock began trading on the Nasdaq under the symbol “GRYP.” All share and per-share data presented in these unaudited condensed consolidated financial statements have been adjusted for the exchange ratio.

As contemplated by the Merger Agreement, Akerna’s operations were sold concurrently with the closure of the merger, so the Company’s operations after the Merger are those of lvy.

Ivy is treated as the accounting acquirer in the Merger as its stockholders, board of directors, and management control the Company after the Merger, even though Akerna was the legal acquirer. The Merger was treated as a reverse recapitalization of lvy effected by a share exchange for a financial account and reporting purposes since all of Akerna’s operations were disposed of as part of the consummation of the Merger. Therefore, Ivy recorded no goodwill or other intangible assets as a result of the merger. The Merger was treated as if Ivy issued 2,921,362 shares of common stock for the $(2,256,000) net book value of Akerna. As a result, the assets, liabilities, and historical operations reflected in these financial statements are those of lvy, as if lvy had always been the reporting company.

The Akerna net book value of approximately $(2,256,000) consisted of $500,000 of cash, prepaid expense of approximately $98,000 and liabilities of approximately $2,854,000.

On April 20, 2022, Ivy formed a limited liability company named Gryphon Opco I LLC (“GOI”). GOI aims to engage in any activity for which limited liability companies may be organized in the State of Delaware.

On December 20, 2024, the Company formed a wholly owned subsidiary Canada corporation named 2670786 Alberta LTD (“Alberta LTD”). Alberta LTD was formed to be the holding company for the prospective acquisition of Captus Energy.

Reclassification

Certain reclassifications have been made to the 2024 unaudited condensed consolidated financial statements in order to conform to the current period presentations.

Basis of Presentation

The accompanying condensed consolidated financial statements and notes thereto are unaudited. The unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in the Company’s annual financial statements have been condensed or omitted. The December 31, 2024 condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by GAAP. These interim unaudited condensed consolidated financial statements, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the three-month periods ended March 31, 2025 and 2024. The results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or for any future period.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, included in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2025.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate the continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the ordinary course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.

Since the Company began revenue generation in September 2021, management has financed the Company’s operations through equity and debt financing and the sale of the digital assets earned through mining operations. On March 31, 2025, the Company had cash and cash equivalents totaling $318,000 (excluding $1,263,000 of restricted cash), accounts receivable of $175,000 and digital assets totaling $787,000.

The Company may incur additional losses from operations and negative cash outflows from operations in the foreseeable future. In the event the Company continues to incur losses, it may need to raise debt or equity financing to finance its operations until operations are cashflow positive. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed, or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time and will depend on several factors, including the market price for the underlying commodity mined by the Company and its ability to procure the required mining equipment and operate profitably. The Company’s financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company’s future results are subject to substantial risks and uncertainties.

Segment Reporting

The Company’s chief operating decision maker (“CODM”) group is composed of the Chief Executive Officer and Chief Financial Officer. The Company operates as one operating segment and uses net income or loss as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment. Additionally, the Company’s CODM regularly reviews the Company’s expenses on a consolidated basis. The financial metrics used by the CODM help make key operating decisions, such as determination of significant acquisitions and allocation of budget between cost of revenues and general and administrative expenses.

Since the Company operates as one reportable segment, all financial information required by “Segment Reporting” can be found in the accompanying unaudited condensed consolidated financial statements. The CODM does not review segment assets at a level other than that presented in the Company’s unaudited condensed consolidated balance sheets. There are no intra-entity sales or transfers, and no significant expense categories regularly provided to the CODM beyond those disclosed in the Unaudited Condensed Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Values of Financial Instruments

The Company adopted the provisions of Accounting Standards Codification (“ASC”) subtopic 825-10, Financial Instruments (“ASC 825-10”) which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates their fair value. The Company maintains its cash and cash equivalents in banks insured by the Federal Deposit Insurance Corporation (“FDIC”) in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. As of March 31, 2025 and December 31, 2024, the Company had $1,581,000, which includes $1,263,000 of restricted cash, and $1,081,000 in excess of the federal insurance limit, respectively. The Company has never suffered a loss due to such excess balances.

Restricted cash

During the three months ended March 31, 2025, the Company received approximately $1,263,000 of proceeds related to funding of the Captus transaction. As the transaction did not close as of March 31, 2025 and the funds were due to be deposited directly to a third-party custodian, the Company classified these proceeds as Restricted cash on the face of the Company’s unaudited condensed consolidated balance sheet along with the corresponding liability. Subsequent to March 31, 2025, all funds received related to the prospective acquisition of Captus Energy, as further described in Note 11-Subsequent Events, were remitted to the proper custodian.

Accounts Receivable

As of March 31, 2025, the Company had $175,000 held in its cold storage wallet with Bitgo Trust Company, Inc. Subsequent to March 31, 2025, the balance of $175,000 was transferred into the Company’s bank account.

Prepaid Expenses

Prepaid expenses consist of payments for the Company’s co-location services, an insurance policy and other professional services, and the amounts are expected to be realized and consumed within twelve months after the reporting period.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital Assets

Digital assets or cryptocurrencies (including Bitcoin, Ethereum, DAI, and USDT) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies obtained by the Company through its sale of common stock are accounted for based on the value of the specific digital asset on the date received.

Digital assets are included in current assets in the unaudited condensed consolidated balance sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the sale of bitcoin to fund operating expenses to support operations. The Company measures digital assets at fair value with changes recognized in operating expenses in the unaudited condensed consolidated statement of operations.

Mining Equipment

Mining equipment is stated at cost, including purchase price and all shipping and customs fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for cryptocurrency mining equipment.

The Company reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash-generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income.

At the point in time a miner becomes inoperable and not repairable, the Company records an expense amounting to the carrying value, which is the cost basis less accumulated depreciation at the time of write off.

Leases

The Company accounts for its leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and the lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Derivatives

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and would then be revalued at each reporting date, with changes in the fair value reported in the statements of operations. If there are stock-based derivative financial instruments, the Company will use a probability-weighted average series Binomial lattice option pricing models to value the derivative instruments at inception and on subsequent valuation dates.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. Derivative liability will be measured initially and subsequently at fair value.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a distinct bundle of goods or services is identified.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time, or over time as appropriate.

Cryptocurrency mining:

The Company entered into contracts with digital asset mining pool operators to provide the service of performing hash computations for the mining pool operator. The contracts are continuously renewable and are terminable without penalty at any time by either party. The Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of Bitcoin. Hashrate is the measure of the computational power per second used when mining. Since the contract is continuously renewing, second by second, the mining contract is considered to have a duration of less than 24 hours for accounting purposes.

Providing computing power in Bitcoin transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which is all variable. There is no significant financing component in these transactions.

The Company earns Bitcoin during a 24-hour cycle between 00:00:00 UTC and 23:59:59 UTC (“24-hour Period”) unless terminated in accordance with the terms set forth by the terms of service. The Company performs hash computations for one mining pool operator, Foundry USA. Foundry USA operates its pool on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

The fair value of the Bitcoin award received is determined using the intraday average quoted price of the Bitcoin over the 24-Hour Period. The Company’s Bitcoin earned are actively traded on the major trading platforms. The Company considers Coinbase to be its primary market. The consideration the Company will receive, comprised of block rewards, transaction fees less mining pool operator fees are aggregated, over the 24-Hour Period, in a sub-balance account held by the mining pool operator, which is finalized one hour later at 1:00 AM UTC. The sub-balance account is then withdrawn to the Company’s whitelisted wallet address, once a day, between the hours of 9 am to 5 pm UTC time (the “Settlement”). The rate of payment occurs once per day, as long as the minimum payout threshold of 0.01 bitcoin has accumulated in the sub-account balance, in accordance with the mining pool operator’s terms of service. At the time of Settlement, the company values the amount of Bitcoin earned. Given that the contract duration is considered less than 24 hours, the Company uses the average Bitcoin price over the 24-hour period, as quoted by Coinbase, to record the revenue. By utilizing the average daily price of bitcoin over the time earned, the Company eliminates any differences that may arise due to the volatility in trading price between bitcoin and fiat currency during the period where the Company establishes and completes the contract.

Pursuant to ASC 606-10-55-42, the Company assessed if the customer’s option to renew represented a material right that represents a separate performance obligation and noted the renewal is not a material right. The definition of a material right is a promise in a contract to provide goods or services to a customer at a price that is significantly lower than the stand-alone selling price of the good or service. The mining pool operator does not provide any discounts and as such there is no economic benefit to the customer and as such a separate performance obligation does not exist under 606-10-55-42. In addition, there are no options for renewal that are separately identifiable from other promises in the contract, such as an ability to extend the contract at a reduced price.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The performance obligation of the Bitcoin miner under the mining contracts with Foundry Pool USA involves the service of performing hash computations to facilitate the verification of digital asset transactions. The Company’s miners contribute computing power (i.e., hashrate) that perform hash calculations to the mining pool operator, engaging in the process of validating and securing transactions through the generation of Bitcoin hashes. The mining pool then utilizes a specific mining algorithm (e.g., SHA-256) to submit shares (proof of work) to the mining pool’s server as they contribute to solving the Bitcoin puzzles required to mine a block. The Company reviews and analyzes its individual pool performance using a dashboard provided by Foundry Pool USA that includes real-time statistics on hashrate, shares submitted and earnings. The service of performing hash computations in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing these services is the only performance obligation in the Company’s contracts with mining pool operators.

Regardless of the pool’s success, the Company will receive consistent rewards based on the number of valid shares it contributes. The transaction consideration the Company receives is non-cash consideration, in the form of bitcoin. The Company measures the bitcoin at fair value on the date earned using the average price (calculated by averaging the daily open price and the daily close price) quoted by its Principal Market at the date the Company completed the service of performing hash computations for the mining pool operator. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. At the end of each 24-hour period (00:00:00 UTC and 23:59:59 UTC), there are no remaining performance obligations. By utilizing the average daily price of bitcoin on the date earned, the Company eliminates any differences that may arise due to the volatility in trading price between bitcoin and fiat currency during the period where the Company establishes and completes the contract. The consideration is all variable. There is no significant financing component in these transactions.

If authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could affect the Company’s financial position and results from operations.

Cost of Revenues

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, including any revenue sharing arrangements under co-location agreements, but excluding depreciation and amortization, which are separately stated in the Company’s unaudited condensed consolidated statements of operations.

ASC 606-10-32-25 through 32-27 in the FASB ASC provides guidance on the consideration of whether fees paid to a mining pool operator should be considered payments to a customer and treated as a reduction of the transaction price or revenue. The Company’s management reviewed the standards and completed the following assessment.

Identifying the Customer: ASC 606-10-32-25 states that an entity should determine whether the counterparty to a contract is a customer. If the counterparty is a customer, the entity should apply the revenue recognition guidance to that contract. Under ASC 606-10-32-25, the Company identified the mining pool operator as the customer as the Company entered into a contractual agreement with the pool operator whereas the Company is to provide services in the form of contributing hashing power to the pool.

Mining Pool Operator as a Customer:    As the Company has determined the mining pool operator to be a customer, any fees paid to the mining pool operator would be part of the transaction price of the contract. Any fees paid by the Company as a miner to the pool operator would be revenue earned by the pool operator, and the pool operator is treated as the customer.

Transaction Price:    ASC 606-10-32-26 provides guidance on determining the transaction price. The Company considered the effects of variable consideration, constraints on variable consideration, the existence of a significant financing component in the contract, and non-cash consideration. The Company receives variable consideration given the variable nature of the amount of mining power (hashrate) contributed on a daily basis (24-hour period per recurring contract term). The Company completes an analytical procedure as part of its monthly closing process to determine

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the reasonableness of consideration received. There are no significant financing components of the transaction or delays in the timing of payments from the customer to the Company, whereas the Company would need to adjust the transaction price for the time value of money. As the Company receives non-cash consideration, in the form of bitcoin, ASC 606-10-32-26 specifies that the Company should measure non-cash consideration at fair value. The fair value of the non-cash consideration would be included in the determination of the transaction price. The Company does not receive the gross amounts of bitcoin earned prior to the transaction fees deduction by the pool operator. As such, the consideration received is net or inclusive of the transaction fees incurred and charged by the customer (pool operator).

Variable Consideration:    If the fees paid to the mining pool operator are variable, an entity should estimate the amount of consideration to which it will be entitled. This involves considering the likelihood and magnitude of a significant revenue reversal. ASC 606-10-32-26 emphasizes the need to assess whether there are constraints on variable consideration. In the instance where there is uncertainty about the amount of consideration, it is reasonable for the Company to consider a likelihood of a significant reversal of revenue. The Company reviews daily bitcoin rewards received and reviews various factors, such as mining difficulty, the price of bitcoin and the Company’s contribution to the pool operator. The Company estimates the amount of variable consideration the Company should receive and prepares a monthly workpaper documenting the difference in actual bitcoin rewards received vs. estimated bitcoin earned. The Company assessed, given the pool operators payout methodology and the revenue reasonableness test completed by management, there does not exist a likelihood of a significant reversal of revenue.

Reduction of Transaction Price:    ASC 606-10-32-27 states that an entity should reduce the transaction price for variable consideration only to the extent that it is probable that a significant revenue reversal will not occur when the uncertainty is subsequently resolved. The Company assessed various factors, identifying the variable consideration, estimating the variable consideration, considered constraints (although none existed such as performance metrics or targets), probability, documentation, regular review and monitoring of performance with open communication with pool operators combined with dashboard usage. Due to the Company utilizing Foundry Pool’s FPPS methodology and the previous mentioned factors, there was zero likelihood of a significant reversal of revenue as the Company receives payouts as a pool participant on a daily basis calculated from midnight-to-midnight UTC time, regardless of if the Pool Operator receives any block rewards.

In summary, fees paid to the mining pool operator are considered payments to a customer and treated as a reduction of the transaction price/revenue. The Company has carefully assessed the variable nature of these fees, considered the likelihood and magnitude of any potential adjustments, and documented that management has applied the revenue recognition guidance accordingly.

Stock-Based Compensation

We account for our stock-based compensation under ASC 718 “Compensation — Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, or the issuance of those equity instruments may settle that.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock-based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Common stock awards

The Company has granted common stock awards to non-employees in exchange for services provided. The Company measures the fair value of these awards using the fair value of the services provided or the fair value of the awards granted, whichever is more reliably measurable. The fair value measurement date of these awards is generally the date

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the performance of services is complete. The fair value of the awards is recognized on a straight-line basis as services are rendered. The share-based payments related to common stock awards for the settlement of services provided by non-employees are recorded in accordance with ASC 718 on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash.

Warrants

In connection with certain financing, consulting, and collaboration arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital of the common stock issued. All other warrants are recorded at fair value as expense over the requisite service period or at the date of issuance if there is not a service period.

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained at the audit and does not anticipate any adjustments that would result in material changes to its financial position.

Earnings Per Share

The Company uses ASC 260, “Earnings Per Share” for calculating the basic and diluted earnings (loss) per share. The Company computes basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and warrants and stock awards. For periods with a net loss, basic and diluted loss per share is the same, in that any potential common stock equivalents would have the effect of being anti-dilutive in the computation of net loss per share.

Securities that could potentially dilute loss per share in the future were not included in the computation of diluted loss per share for the three months ended March 31, 2025 and 2024 because their inclusion would be anti-dilutive. Common stock equivalents, consisting of unvested RSUs and warrants, amounted to 16,726,422 shares and 2,382,056 shares as of March 31, 2025 and 2024, respectively.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

The Company’s management reviewed all recently issued accounting standard updates (“ASU’s”) not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s unaudited condensed consolidated financial condition or the results of its operations, except for the following.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to, or technical corrections of the current requirements. Each amendment in the ASU will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our unaudited condensed consolidated financial statements. The amendments in this ASU are not expected to have a material impact on the results of operations or financial position.

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40).” The amendments require the disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil and gas producing activities. It also requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively as well as the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The standard will be effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our unaudited condensed consolidated financial statements. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our unaudited condensed consolidated financial statements.

NOTE 2 — DIGITAL ASSETS

The following table summarizes the digital currency transactions of Bitcoin for:

	As of March 31, 2025	As of December 31, 2024
ASC 2023-08 fair value adjustment	$—	$739,000
Digital assets beginning balance	1,016,000	2,097,000
Revenue recognized from mined digital assets	1,545,000	20,539,000
Cost of digital assets sold for cash	(1,647,000)	(20,260,000)
Cost of digital assets transferred for noncash expenditures	—	(3,665,000)
Fair value gain on digital assets	(127,000)	1,566,000
Digital assets ending balance	$787,000	$1,016,000

For the three months ended March 31, 2025 and 2024, the Company used digital assets with a value of $0 and $1,750,000, respectively, for the payment of principal and interest for its notes payable.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 2 — DIGITAL ASSETS (cont.)

The following table presents the Company’s Bitcoin holdings as of:

	March 31, 2025	December 31, 2024
Number of Bitcoin held	9.53	10.93
Carrying basis – per Bitcoin	$90,258	$61,532
Fair value – per Bitcoin	$82,534	$92,987
Carrying basis of Bitcoin	$860,592	$672,259
Fair value of Bitcoin	$787,000	$1,016,000

The carrying basis (or cost basis) represents the valuation of Bitcoin at the time the Company earns the Bitcoin through mining activities.

The Company’s Bitcoin holdings are not subject to rehypothecation and do not serve as collateral for any existing loans or agreements. As of March 31, 2025 and December 31, 2024, the Company held no other crypto currency.

As of March 31, 2025 and December 31, 2024, the Company held 100% of its Bitcoin in cold storage and nil in hot wallets, respectively.

NOTE 3 — MARKETABLE SECURITIES

In accordance with the Agreement and Plan of Merger, dated June 3, 2021, between Gryphon and Sphere 3D (as amended, the “Sphere 3D Merger Agreement”), the Company received 850,000 shares of Sphere 3D’s restricted common stock upon the termination of the Sphere 3D Merger Agreement on April 4, 2022. On June 23, 2023, Sphere 3D completed a reverse stock split of its common shares on a 1-for-7 basis. This resulted in the Company holding 121,428 shares.

The shares are accounted for in accordance with ASC 320 — Investments — Debt and Equity Securities, as such the shares will be classified as available-for-sale securities and will be measured at each reporting period at fair value with the unrealized gain or (loss) as a component of other income (expense).

The table below summarizes the movement in this account as of:

	March 31, 2025	December 31, 2024
Fair value – beginning of period	$115,000	$403,000
Change in fair value	(66,000)	(288,000)
Balance – end of period	$49,000	$115,000

NOTE 4 — DEPOSITS

The deposits are summarized as of:

	March 31, 2025	December 31, 2024
Balance – beginning of period	$2,263,000	$420,000
Cash deposit	1,222,000	2,207,000
Merger and acquisition costs expensed	(1,033,000)	—
Amounts applied to accounts payable	(186,000)	(364,000)
Balance – end of period	$2,266,000	$2,263,000

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 4 — DEPOSITS (cont.)

The Company contracts with other service providers for the hosting of its equipment and operational support in data centers where the Company’s equipment is deployed. These arrangements also typically require advance payments to be made to vendors in conjunction with the contractual obligations associated with these services. The Company classifies these payments as “Deposits” in the unaudited condensed consolidated balance sheets. As of March 31, 2025 and December 31, 2024, the Company had deposits of approximately $931,000 and $656,000, respectively, with data centers.

Giga Caddo, LLC

On August 16, 2024, Giga Caddo, LLC, a Delaware limited liability company (“Seller”), and the Company entered into an Asset Purchase Agreement (the “Giga Purchase Agreement”) pursuant to which Seller agreed to sell: (i) four (4) natural gas generators with a combined gas standby rating of 1,900 kW, (ii) five hundred and sixty-six (566) bitcoin ASIC mining computers with a combined hashrate capacity of approximately 57,120 TH/s, (iii) six (6) Giga Box Air modular data center units with a combined power capacity of 2,900 kW and (iv) certain other crypto mining equipment and related assets to be agreed by the parties (the “Assets”) for $1,500,000 in USO cash (the “Giga Purchase Price”) (the “Giga Transaction”). On August 5, 2024, prior to the execution of the Giga Purchase Agreement, $50,000 of the Purchase Price was paid in the form of a refundable earnest money deposit, (ii) on August 19, 2024, $50,000 of the Purchase Price was paid.

On August 29, the Company entered into an amendment to the Giga Purchase Agreement (“Giga Amendment”). The Giga Amendment amended the deadline for the closing date of the Giga Transaction from August 31, 2024 to September 30, 2024. In connection with the Giga Amendment, the Company agreed to make an additional advance payment of $250,000, which was paid on August 29, 2024. As a result of this additional advance payment, the parties agreed that the remaining Giga Purchase Price final payment will be in two payments of $575,000. As such the total Giga purchase price remains $1,500,000. The parties further agreed that out of the pre-paid amounts of $350,000, $100,000 will not be refundable to the Company if the Giga Transaction is terminated prior to the closing date, except to the extent such termination is the result of the Seller’s breach of the Giga Purchase Agreement, in which case all pre-paid amounts shall be refunded to the Company. During the three months ended March 31, 2025, the Company canceled the Giga Purchase Agreement and expensed the deposits of approximately $350,000 classified under the Merger and acquisition expenses in the accompanying unaudited condensed consolidated statement of operations.

Captus Energy

On January 8, 2025, the Company and Alberta Ltd., entered into a Share and Unit Purchase Agreement (the “Captus Agreement”) with BTG Energy Corp., a Canadian corporation (“BTG Energy”), BTG Power Corp., a Canadian corporation (“BTG Power”) and West Lake Energy Corp., a Canadian corporation (“West Lake,” and together with BTG Energy and BTG Power, the “Vendors”). Pursuant to the Captus Agreement, the Company will acquire from the Vendors all of the issued and outstanding shares or units, as applicable, of (i) Captus Generation Ltd. (“Captus GP”) and BowArk Energy Ltd., each a Canadian corporation, and (ii) Captus General Limited Partnership, a Canadian limited partnership (collectively “Captus Energy,” and the transaction contemplated by the Captus Agreement, the “Captus Acquisition”).

Captus GP owns 850 acres in Pincher Creek, Alberta (the “Captus Site”). The acreage contains characteristics management considers to be highly suitable for the development of Al HPC. These characteristics include: 1) redundant natural gas lines, 2) grid connectivity, 3) a deplete reservoir that can be used for onsite carbon sequestration, 4) access to non-potable water and 5) proximity to telecom connectivity. Gryphon intends to develop the site for revenue producing activities.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 4 — DEPOSITS (cont.)

The aggregate consideration payable by the Company to the Vendors is CAD $24.0 million (the “Cash Consideration”), subject to adjustment in accordance with the terms of the Captus Agreement. In November 2024, the Company paid a cash deposit of $143,759 (CAD $200,000) to Captus GP for the benefit of the Vendors (the “LOI Cash Deposit”). Within two business days of the date of the Captus Agreement, the Company paid a cash deposit of$704,641 (CAD $1,000,000) to Captus GP for the benefit of the Vendors (the “Signing Cash Deposit,” and together with the LOI Cash Deposit, the “Cash Deposits”). The Cash Deposits may be applied towards the payment of the Cash Consideration in accordance with the terms of the Captus Agreement, and the remainder of the Cash Consideration will be paid by the Company upon closing.

The transaction remains subject to certain conditions, including the transfer and assignment of certain agreements from the Vendors to the Company. Pending approval by the Alberta Energy Regulator, BTG Energy and West Lake will hold certain well, pipeline and facility licenses in trust for an agreed fee.

In connection with the Captus Agreement, on January 8, 2025, as a material inducement to their agreeing to become employees of the Company, the Company granted a restricted stock award to each of Harry Andersen, Paul Connolly, Mark Taylor and Steve Giacomin (collectively, the “Restricted Stock Awards”). The Restricted Stock Awards were intended to constitute “employment inducement awards” under the Nasdaq Stock Market Rules. The aggregate restricted stock shares issued was 4,083,003.

Each of the Restricted Stock Awards vests in three equal installments on the first three anniversaries of the grant date subject to the grantee’s continued engagement with the Company through each applicable vesting date, provided however, that the Restricted Stock Awards will accelerate and vest immediately upon the grantee’s death, disability, termination by the Company without “cause” (as defined in each Restricted Stock Award agreement), or the consummation of a change in control of the Company.

As of the filing date of these financials, the Captus Acquisition has not been completed.

RepairBit LLC

On November 25, 2024, the Company entered into a term sheet (“RepairBit Acquisition”) for the acquisition RepairBit LLC (“RepairBit”) a bitcoin mining repair vendor. The aggregate RepairBit purchase price is $5,000,000, less any non-refundable deposits, which is payable in shares of the Company’s common stock. In December 2024, the Company paid refundable deposits of $300,000. During the three months ending March 31, 2025, the Company applied approximately $131,000 against outstanding invoices due to RepairBit. As of the filing date of these financials, the RepairBit Acquisition was not completed.

Erikson National Energy Inc.

On December 9, 2024, the Company entered into an asset purchase and sale agreement (the “Erikson Purchase Agreement”) with Erikson National Energy Inc. (“Erikson”), a Canadian corporation under the laws of the Province of Alberta. Erikson commenced proposal proceedings under the Bankruptcy and Insolvency Act (Canada) (“BIA”) on October 1, 2024 by filing a Notice of Intention to Make a Proposal, pursuant to section 50.4 of the BIA, and KSV Restructuring Inc. was named as proposal trustee. Pursuant to an order of the Court of King’s Bench of Alberta (the “Court”) granted on October 21, 2024, the Court approved a sale and investment solicitation process (“SISP”) in respect of the sale of the assets and properties of Erikson. As part of the SISP, the Company and Erikson entered into the Court-approved Purchase Agreement pursuant to which the Company agreed to purchase substantially all of Erikson’s assets for a purchase price of CAD $2,000,000, subject to certain adjustments as provided for in the Purchase Agreement. Pursuant to the Erikson Purchase Agreement, the Company will acquire all of Erikson’s

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 4 — DEPOSITS (cont.)

natural gas and oil wells, facilities and pipelines, which are currently shut in. The assets are located in northeast British Columbia and span the Fort St. John, Stoddart, Roseland, Fireweed, Buick Creek, Laprise and Wildboy areas. The representations and warranties provided by the parties are standard for a transaction of this nature.

The transaction remains subject to certain conditions, which conditions include obtaining the mineral rights formerly held by Erikson, obtaining approval for the well, facility and pipeline license transfers from the British Columbia Energy Regulator, completion of Gryphon’s due diligence, and the granting of a sale approval and vesting order by the Court, all of which must be satisfied or waived by the Company by January 31, 2025, which date may be extended at the Company’s option to March 8, 2025 (in either case, the “Outside Date”). No assurance can be given that the transactions contemplated by the Purchase Agreement will close.

The Court also granted an amended interim financing order approving the Company as a debtor in possession (“DIP”) lender to Erikson. As part of the Erikson Purchase Agreement, the Company provided DIP interim financing to Erikson to cover its operating expenses and legal and professional fees during the period between December 9, 2024 and the applicable Outside Date. Upon closing, The Company may offset some or all of the interim financing provided against the purchase price. On February 14, 2025, the Company gave Erikson notice of the cancellation of the Erikson Purchase Agreement, and expensed approximately $608,000 of deposits classified under the Merger and acquisition expenses in the accompanying unaudited condensed consolidated statement of operations

NOTE 5 — MINING EQUIPMENT, NET

Mining equipment consisted of 10,725 and 8,825 units of bitcoin mining machines as of March 31, 2025 and December 31, 2024, respectively. The following table summarizes the carrying amount of the Company’s mining equipment as of:

	March 31, 2025	December 31, 2024
Mining equipment
Balance, beginning of year	$17,109,000	$15,978,000
Additions	686,000	1,573,000
Disposals	—	(442,000)
Ending balance	$17,795,000	$17,109,000

Accumulated depreciation
Balance, beginning of year	$14,115,000	$3,062,000
Additions	1,071,000	11,179,000
Disposals	—	(126,000)
Ending balance	$15,186,000	$14,115,000
Net carrying amount	$2,609,000	$2,994,000

Purchase of mining machines

In March 2025, the Company purchased 1,900 SI 9JPro series machines with an extended warranty. The purchase price was a cash payment of approximately $608,000 and the issuance of $100,000 of the Company’s common stock at a price of $0.40 per share. The common stock had a fair market price of approximately $86,000 on the commitment date. As of March 31, 2025, the Company paid $558,000 of the $608,000 cash payment due. The issuance of $100,000 of the Company’s common stock remains outstanding.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes accounts payable and accrued liabilities, as of:

	March 31, 2025	December 31, 2024
Accounts payable	$6,856,000	$5,514,000
Accrued liabilities	2,978,000	3,531,000
Total	$9,834,000	$9,045,000

NOTE 7 — NOTE PAYABLE

The following table summarizes the balance of the note payable as of:

	March 31, 2025	December 31, 2024
Principal – Note Payable	$5,000,000	$5,000,000
Aggregate interest to be paid	638,000	638,000
Interest payments made	(94,000)	(41,000)
	5,544,000	5,597,000
Less current portion of interest	213,000	213,000
Notes Payable – long-term	$5,331,000	$5,384,000

On October 25, 2024 (“Exchange Date”), the Company, its direct and indirect subsidiaries, as applicable and the Lender entered into a Debt Repayment and Exchange Agreement (the “DRE Agreement”), Loan, Guaranty and Security Agreement (the “New Loan Agreement”), the Pre-funded Warrants (as defined below) and the $1.50 Warrants (as defined below) (collectively, the “Agreements”) to extinguish and terminate the Amended BTC Note (the “Exchange”).

Pursuant to the Agreements, the following consideration was exchanged with the Lender for the settlement of the Amended BTC Note:

•        Approximately $9,117,000 of the Amended BTC Note principal balance was converted into shares of the Company’s common stock (the “Shares Exchanged”), at an ascribed value of $1.10 per share resulting in the issuance of 8,287,984 shares of common stock to Lender, at a fair market value of $0.612 per share (the quoted market price of the Company’s common stock on the Restructuring Date), or an aggregate value of approximately $5,072,000.

•        Warrants to purchase 3,530,198 shares of common stock, which warrants are exercisable immediately, have a ten-year term and an exercise price of $0.01 per share (the “Prefunded Warrants”), at a fair market value of $0.612 per share (the quoted market price of the Company’s common stock on the Restructuring Date), or an aggregate value of approximately $2,160,000.

•        Warrants to purchase 2,000,000 shares of common stock at an exercise price of$1.50 per share (the $1.50 warrants) which will expire in five-years from the date of the transaction for a total fair value of approximately $888,000 based on the Black Scholes fair value option-pricing model with key input variables provided by management, as of the date of issuance: volatility of 5.0%, the fair value of common stock $0.612 estimated life of 5.0 years, risk-free rate of 4.07% to 4.72% and dividend rate of nil.

•        A $5,000,000 note payable (the “Note Payable”) pursuant to the New Loan Agreement.

•        A director specified by Lender was added to the board of directors.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 7 — NOTE PAYABLE (cont.)

The terms of the Note Payable include the following:

•        The outstanding principal and interest are denominated in dollars (as opposed to the original Bitcoin Loan that was denominated in bitcoin).

•        One-time payment of in the amount of $5,000,000 on October 25, 2027

•        Annual interest rate of 4.25% payable monthly.

•        The Lender has been given a first priority lien on all the Company and its subsidiaries’ assets.

•        The Lender may convert half of the outstanding principal at a price of $1.10 per share of common stock and the remaining half at a price of $1.50 per share of common stock (for purposes of classifying the Restructured Loan, it was concluded that the conversion option did not meet the requirements to be bifurcated and classified as a derivative, nor was there a large premium paid that would be classified as an addition to paid-in capital so the conversion option is included in the value of the host instrument).

•        The Note Payable cannot be converted or exercised if the Lender and its affiliates would beneficially own more than 19.99% of the number of shares of common stock as of the date of the agreement after giving effect to such conversion or exercise without the approval of the Company’s stockholders, for which the Company is required to seek such approval at its next annual meeting of stockholders.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Commitments

Board Member Compensation

On October 31, 2024, the Company’s Board of Directors approved the director’s compensation program, as follows:

Element	Amount
Annual equity award	$160,000
Annual board cash retainer	$60,000
Annual Audit Committee Member Retainer	$10,000
Annual Compensation Committee Member retainer	$7,500
Annual Nominating/Governance Committee Member Retainer	$7,500
Annual Board Chair Additional retainer	$40,000
Annual Audit Chair Additional retainer	$20,000
Annual Compensation Chair Additional retainer	$15,000
Annual Nominating/Governance Chair Additional retainer	$15,000

The cash retainers will be paid monthly in arrears.

The annual equity award will be in the form of restricted stock units (“RSUs”). The number of RSUs to be granted shall be determined by dividing the dollar amounts stated above by the volume-weighted average price (“VWAP”) of the Company’s common stock over the forty-five (45) trading days immediately preceding (but not including) the Grant Date, rounded to the nearest whole RSU.

Subject to each grantee’s continued service with the Company through the applicable vesting date, the awards made hereunder shall vest as to one-fourth (1/4) of the RSUs subject to each award (rounded down to the nearest whole share) upon the first four (4) quarterly anniversaries dates.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

Employment Agreements

CEO Agreements

On September 30, 2024, the grant date, the Company’s board of directors approved the issuance of the RSUs, pursuant to the CEO Agreement. The Company relied on guidance set by FASB Accounting Standards Update No. 2021-07 (issued and updated on October 2021) related to Compensation — Stock Compensation (“Topic 718”) to determine the impact on the Company. The grant date fair value for the 1,114,454 Time-based RSUs was estimated to be approximately $735,000 based on the Company’s closing price of $0.66 as of the grant date. The Company will recognize expense on a straight-line basis over the service period starting October 1, 2024. The remaining 557,228 Market-based RSUs were considered to have a market-based vesting as the milestones are based on the Company’s remediation of certain stock exchange listing qualifications, which are based on the market price and market capitalization of the Company’s common stock. As further required by Topic 718, a market-based award’s fair value is required to be expensed over the derived service period whether the milestone is met or not. The Company hired a third-party valuation firm to calculate the fair value of the Market-based Awards. The fair value of approximately $312,000 was determined by the use of a Monte-Carlo simulation model (i) over the period from September 30, 2024 through August 31, 2025 (the estimated date to achieve the remediation of the Nasdaq deficiencies over the period set forth in the CEO Agreement), (ii) a risk-free rate of 4.0%, (iii) volatility of 152.0%, (iv) a starting price of $0.68, (v) a price hurdle $1.00 and (vi) a time hurdle of 10 days, for a derived fair value of $0.56 per share and a derived service period of approximately 0.33 years.

The CEO Agreement also provides Mr. Gutterman with the opportunity to earn an incentive bonus (the “Incentive Bonus”), with will become payable, if ever, in tranches following the Company’s attainment of certain stock price and market capitalization goals. The specific goals are as follows:

	Company Stock Price Goal	Company Market Capitalization Goal	Amount of lncentive Bonus Payable for Achievement of Tranche Goals
Tranche 1	$2.50 based on 30-day VWAP	$150 Million	100% of Base Salary
Tranche 2	$2.50 based on 30-day VWAP	$250 Million	200% of Base Salary
Tranche 3	$5.00 based on 30-day VWAP	$500 Million	300% of Base Salary
Tranche 4	$10.00 based on 30-day VWAP	$1 Billion	500% of Base Salary

No Incentive Bonus tranche will become payable unless both the stock price goal and the market capitalization goal (“Goals”) for the applicable tranche are satisfied, and the market capitalization goal is attained simultaneously with the stock price goal. Additionally, the Incentive Bonus may be earned in a change in control if the consideration paid per share of Company common stock exceeds an Incentive Bonus tranche stock price goal and the total value received in the transaction exceeds an Incentive Bonus tranche market capitalization goal. Under no circumstances may the performance goals for an Incentive Bonus tranche be achieved more than one time. The Incentive Bonus, to the extent any tranche becomes payable, will be paid within thirty days of the attainment of the applicable goals, subject to Mr. Gutterman remaining in continuous employment with the Company through each payment date. The Company will continue to evaluate the probability of the CEO’s achievement of the Goals. As of Marh 31, 2025, the Company has not accrued for the Incentive Bonus.

All bonuses payable under the CEO Agreement, except the stock bonus, may be paid in cash, Bitcoin, Company equity, or a mix of any of the foregoing.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

Under the CEO Agreement, Mr. Gutterman will be entitled to receive the following severance payments and benefits upon a termination of his employment by the Company without “cause,” by Mr. Gutterman for “good reason” (each, as defined in the CEO Agreement and collectively, a “Qualifying Termination”), that does not occur in connection with a change in control:

(1)    the Accrued Obligations (as defined in the CEO Agreement),

(2)    Mr. Gutterman’s annual base salary, and

(3)    the product of (x) 12 and (y) Mr. Gutterman’s monthly cost for health and welfare benefits pursuant to his elections under the Company’s health and welfare benefit plans, as in effect on the termination date (collectively, the “Non-CIC Severance”)

The Non-CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release but no later than 74 days following Mr. Gutterman’s termination. If Mr. Gutterman incurs a Qualifying Termination within thirty (30) days prior to or twelve (12) months following a change in control, then in addition to the Non-CIC Severance, Mr. Gutterman will be entitled to the following:

(4)    An amount equal to 0.5 times Mr. Gutterman’s target bonus and

(5)    acceleration and vesting on a prorated basis (performance goals will be assumed to have been achieved at target) of each outstanding equity award held by Mr. Gutterman as of the termination date (but excluding the Incentive Bonus) (collectively, the “CIC Severance”).

To the extent payable in cash, the CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release, but no later than 74 days after Mr. Gutterman’s termination date. The severance payments and benefits described above are subject to Mr. Gutterman’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with his restrictive covenant obligations.

The CEO Agreement includes certain restrictive covenants, which include non-solicitation and non-competition covenants during the term of the CEO Agreement and for the twelve (12) months following. Further, the CEO Agreement includes a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable to Mr. Gutterman will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code, whichever results in the better after-tax treatment to Mr. Gutterman.

Blockfusion Co-location Mining Services Agreement

On December 1, 2024, the Company entered into an agreement with Blockfusion USA, Inc. (“Blockfusion”) to provide hosting services for 3,780 of the Company’s bitcoin miners not to exceed 12MW of allocated power (“Blockfusion MSA”) for a period of twelve months (November 30, 2025), automatically renewing for one month extensions until terminated by either party, (“Term”). The Company is required to pay to Blockfusion a monthly facility fee of $13,000 per MW, for an aggregate of $156,000 (“Facility Fee”) for standard levels of maintenance of the Company’s Mining Equipment, including fault diagnosis and software upgrades, and racking and unracking of faulty machines. The Company’s monthly power usage will charge to the Company without a Blockfusion markup charge. At the signing of the Blockfusion MSA, the Company was required to pay (i) an initial monthly Facility Fee of $156,000 to be applied to the December 2024 Facility fee, (ii) a deposit in the aggregate of $600,000, as follows $200,000 on December 6, 2024, $200,000 on January 1, 2025 and $200,000 on February 1, 2025 (“Cash Deposit”) and (iii) the Company is required, prior to January 27. 2025, and thereafter at all times during the Term, maintain an irrevocable letter of credit, or prior to January 31, 2025 maintain a cash deposit and thereafter at all times during the Term, in the amount of $1,200,000 (“LOC Deposit”). As of the release date of these unaudited condensed consolidated Financial Statements, the Cash Deposit has been paid and is not outstanding while the LOC Deposit remains outstanding.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

The Company determined that the agreement with Blockfusion does not meet the definition of a lease in accordance with ASC 842, Leases.

Mawson Agreement

On January 3, 2025, Gryphon entered into a Master Co-Location Agreement (the “Mawson Agreement”) with Mawson Hosting LLC (“Mawson”) with a right to host up to 5,880 miners in Mawson’s facility in Midland, Pennsylvania. Pursuant to the Mawson Agreement, the Company is entitled to 20 MW of power at a cost of approximately $23.50 per MW/hour paid monthly with a minimum fee of approximately $165,521 per month, as well as certain other fees set forth in the agreement. The Mawson Agreement has an initial term of one year and may be terminated on sixty days’ notice. As of March 31, 2025, the Company has delivered 6,719 bitcoin miners to Mawson.

The Company determined that the agreement with Mawson does not meet the definition of a lease in accordance with ASC 842, Leases.

Sphere 3D MSA

On August 19, 2021, Gryphon entered into a Master Services Agreement (the “Sphere MSA”) with Sphere 3D. The Sphere 3D MSA has a term of three years, beginning on August 19, 2021, and terminating on August 18, 2024, with one-year automatic renewal terms thereafter. Under the Sphere MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location, with Gryphon receiving a percentage of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations.

On December 29, 2021, the Company and Sphere 3D entered into Amendment No. 1 to the Sphere 3D MSA, to provide greater certainty as to the term of the Sphere 3D MSA. Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years, or to five years in the event Sphere 3D does not receive delivery of a specified minimum number of Bitcoin mining machines during 2022.

On April 7, 2023, Sphere 3D filed a suit against Gryphon in the Southern District of New York. The lawsuit concerns the Sphere MSA between the parties where the Company agreed to act as Sphere 3D’s “exclusive provider of any and all management services for all blockchain and cryptocurrency-related operations.” Sphere 3D alleges that the Company has fallen short in its obligations under the Sphere MSA, and is suing for alleged breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty (such matter, the “Sphere 3D Litigation”).

On October 6, 2023, Sphere 3D delivered a termination notice to the Company with respect to the Sphere MSA, largely on the basis of the allegations made by Sphere 3D in the Sphere 3D Litigation (the “Sphere 3D MSA Termination”). On October 11, 2023, the Company filed an answer to Sphere 3D’s second amended complaint, in which, among other things, the Company alleged that Sphere 3D’s attempted termination of the Sphere MSA was wrongful and ineffective, because it violated the terms of the Sphere MSA, and thus that Sphere 3D continues to owe the Company all amounts to which it would otherwise be entitled under the Sphere MSA through that contract’s term ending in August 2026.

On March 7, 2025, The Company and Sphere 3D entered into a settlement and release agreement on mutually acceptable terms. The Settlement Agreement fully resolved all pending litigation between the Company and Sphere, and each party fully released the other party from any known or unknown and unsuspected claims. As of March 7, 2025, the Company had a liability of due to Sphere 3D of approximately $449,000, which was written off and recorded as a gain on settlement of accounts payable in the accompanying unaudited condensed consolidated statement of operations.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

Contingencies

The Company is subject at times to various claims, lawsuits, and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in the ordinary course of business are covered by the Company’s insurance program. The Company maintains the property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention, or deductible based on currently available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statements of operations. Management, with the assistance of outside counsel, may, from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that other than with regard to the Class Action described below, any material loss, if any, will result from any claims, lawsuits, and proceedings to which the Company is subject to either individually, or in the aggregate.

On September 5, 2024 and September 13, 2024, the Company received deficiency notices from Nasdaq, who have certain stock exchange listing qualification requirements, such as the Company to maintain a stock price of at least $1.00 and maintain MVLS of at least $35,000,000 (the “Deficiencies”). The Company had a period of 180 calendar days, or until March 4, 2025 to regain compliance with the minimum bid price requirement. Also, the Company had a period of 180 calendar days, or until March 12, 2025, to regain compliance with the $35,000,000 MVLS Requirement. As of the issuance of these financial statements, the Company had not remedied the Deficiencies and received a delisting notice for each the two Deficiencies. As part of the Nasdaq’s delisting policy, the Company has the right to petition for a hearing with the Nasdaq’s board. The Company has submitted petitions for each of the Deficiencies and will present a compliance plan to a Nasdaq Hearing Panel on April 15, 2025. See Note 11 — Subsequent Events — Nasdaq Compliance.

NOTE 9 — STOCKHOLDERS’ DEFICIT

As of March 31, 2025, the Company has 155,000,000 shares authorized, of which 150,000,000 shares are common stock and 5,000,000 shares are preferred stock, of which no class has been designated.

Registered Direct Offering

In January 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional and accredited investors and certain directors and officers of the Company (and certain of their affiliated parties) for the purpose of raising approximately $2,820,000 in gross proceeds for the Company. Of the gross proceeds, approximately $670,000 was received in December 2024 with approximately $2,150,000, less a receivable of approximately $55,000, received in January 2025. The Company incurred legal fees of approximately $75,000 associated with the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Company sold in a registered direct offering an aggregate of (i) 6,866,856 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share and (ii) warrants to purchase 6,866,856 shares of the Company’s common stock at an exercise price of $1.50 per share, at a combined purchase price per share and accompanying warrant equal to $0.40 for third-party investors and $0.516 for directors and officers of the Company.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

At The Market Offering (ATM)

On April 19, 2024, the Company commenced a new At The Market offering program with B. Riley Inc., Ladenburg Thalmann & Co. Inc., Kingswood Investments, a division of Kingswood Capital Partners, LLC, Pl Financial (US) Corp. and ATB Capital Markets USA Inc., each respectively acting as sales agents, under which the Company may offer and sell shares of its Common Stock from time to time through the sales agents having an aggregate offering price of up to $70,000,000. For the three months ended March 31, 2025, the Company raised net proceeds of approximately $2,337,000, net of offering cost of approximately $72,000, from the ATM for the issuance of 4,563,552 shares.

Common Stock Issued for Services

In January 2025, the Company entered into an investor relations consulting agreement. The agreement is for a period of six months with equal monthly payments of $12,500 and the issuance of 350,000 shares of the Company’s common stock.

In January 2025, the Company issued 283,333 shares of the Company’s common stock as payment for a consulting agreement.

Restricted common stock awards/units

The table below summarizes the compensation expense related to the Company’s restricted stock awards for the three months ended March 31:

	2025	2024
Directors
October 1, 2024 – 1,914,580 Directors’ share grant of common stock	$326,000	$—
February 23, 2023 – 168,419 share grant of common stock	14,000	43,000

Employees
January 15, 2025 – Captus Management team 4,083,400 restricted stock grant	248,000	—
December 17, 2024 – VP Energy 500,000 share grant of common stock	31,000	—
September 30, 2024 – CEO 1,671,682 share grant of common stock	136,000	—
June 19, 2023 – CFO 675,058 share grant of common stock	17,000	165,000
Total	$772,000	$208,000
	Number of Units	Weighted Average Grant-date Per Share Fair Value
Balance as of December 31, 2024	4,620,511	$0.78
Granted	4,083,300	$0.45
Issued	(844,245)	$1.06
Forfeited	—	$—
Balance as of March 31, 2025	7,859,566	$0.55

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

As of March 31, 2025, there was approximately $2,736,000 unrecognized compensation expense related to the service-based RSUs, which is expected to be recognized over a remaining weighted-average vesting period of approximately 3 years.

On January 8, 2025, in connection with the Captus Agreement, as a material inducement to their agreeing to become employees of the Company, the Company granted a restricted stock award to each of Harry Andersen, Paul Connolly, Mark Taylor and Steve Giacomin (collectively, the “Restricted Stock Awards”). The Restricted Stock Awards were intended to constitute “employment inducement awards” under the Nasdaq Stock Market Rules. The aggregate restricted stock shares issued was 4,083,300. Each of the Restricted Stock Awards vests in three equal installments on the first three anniversaries of the grant date subject to the grantee’s continued engagement with the Company through each applicable vesting date, provided however, that the Restricted Stock Awards will accelerate and vest immediately upon the grantee’s death, disability, termination by the Company without “cause” (as defined in each Restricted Stock Award agreement), or the consummation of a change in control of the Company. The equity awards were valued as of the grant date at $0.452 per share for a total of $1,846,000. The grant date fair value was estimated to be fair value of the Company’s common stock on the Grant Date. The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $248,000.

On December 17, 2024 (“Grant Date”), the Company’s Senior Vice President of Energy (“VP Energy”) was granted a time time-based equity grant of 500,000 shares of the Company’s common stock pursuant to an equity incentive plan. The Equity Grant shall vest over a four (4)-year period beginning on the Grant Date, subject to VP Energy’s continued employment with the Company through the relevant vesting date, in accordance with the following schedule. The equity award was valued as of the grant date at $0.477 per share for a total of$239,000. The grant date fair value was estimated to be fair value of the Company’s common stock on the Grant Date. The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $31,000.

As of the resolution date October 31, 2024, with an effective date of October 1, 2024, there were seven board members entitled to the annual equity award of $160,000 and one board member entitled to the committee chair retainer of $40,000 (as further disclose in NOTE 8 — COMMITMENTS AND CONTINGENCIES). As of October 1, 2024, the grant date, a total of 1,914,580 shares of the Company’s common stock, based on a VWAP of $0.61 per share. The fair value of the shares as of the grant date was $1,200,000. The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $326,000.

On September 30, 2024, the grant date, the Company’s board of directors approved the issuance of the RSUs, pursuant to the CEO Agreement (as further described NOTE 8 — COMMITMENTS AND CONTINGENCIES). The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $0 for the Market-based RSUs and approximately $136,000 for the Time-based RSUs.

On June 19, 2023, the Company’s CFO was granted a time-based equity grant of 675,058 shares of the Company’s common stock pursuant to an equity incentive plan. The Equity Grant shall vest over a three (3)-year period beginning on the Effective Date, subject to CFO’s continued employment with the Company through the relevant vesting date, in accordance with the following schedule. The equity award was valued as of the grant date at $2.42 per share for a total of $946,000. The Company was under a binding agreement to merge with Akerna as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio defined in the Akerna Merger, as the Company believes that the Akerna trading is the most readily determined value in accordance with ASC 718-10-55-10 to 12. Akerna is publicly traded (Nasdaq: GRYP). The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $17,000.

On February 23, 2023, the Company entered into Independent Director agreements with two individuals. As part of the compensation for the agreements, the Company granted restricted stock of 84,210 to each of the directors for a total of 168,419 shares of the Company’s common stock. The shares vest every six months in six equal installments of 14,035 shares for a total of 28,070 shares. The equity award was valued as of the grant date at $3.36 per share for a total of$328,000. The Company was under a binding agreement to merge with Akerna as of the grant date.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio defined in the Akerna Merger, as the Company believes that the Akerna trading is the most readily determined value in accordance with ASC 718-10-55-10 to 12. Akerna is publicly traded (Nasdaq: GRYP). The equity compensation expense for the three months ended March 31, 2025 amounted to approximately $14,000.

Warrants

Transactions involving warrants are as follows for the Three months ended March 31, 2025:

	Number of Shares	Weighted Average Strike Price/Share	Weighted Average Remaining Contractual Term (Years)	Weighted Average Grant Date Fair Value	Weighted Average Intrinsic Value
Outstanding – December 31, 2024	5,530,198	$0.55	9.68	$0.55	$0.39
Granted	6,866,856	1.50	9.79	0.17	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—
Outstanding – March 31, 2025	12,397,054	1.08	9.69	0.34	0.04
Exercisable – March 31, 2025	12,397,054	1.08	9.69	0.34	0.04
Non-exercisable – March 31, 2025	—	$—	—	$—	$—

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, approximate their respective fair values due to the short-term nature of such instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made. The Company had the following financial assets and liabilities as of the dates presented below:

	Balance as of March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$49,000	$49,000	$—	$—
Digital assets	$787,000	$787,000	$—	$—

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

	Balance as of March 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$115,000	$115,000	$—	$—
Digital assets	$1,016,000	$1,016,000	$—	$—

The Company determines the fair value of its assets and liabilities based on the quoted market prices as of March 31, 2025 and December 31, 2024. For the marketable securities the market value is based on the quoted market price on the US exchange. For the digital assets and BTC Note, the Company used the quoted market price per Coinbase.

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The management of the Company determined there are no reportable events for the three months ended March 31, 2025, except for the following.

Merger Agreement

On May 9, 2025, the Company, GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Mergers and Merger Consideration

The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement:

•        Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the merger (the “First Merger”) as a wholly owned direct subsidiary of Gryphon (the corporation surviving the First Merger, the “First Merger Surviving Corporation”); and

•        immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Second Merger” and, taken together with the First Merger, the “Mergers”) as a wholly owned direct subsidiary of the Company (the company surviving the Second Merger, the “Surviving Company”). The Company following the Mergers is referred to herein as the “Combined Company.”

The Merger Agreement provides that, prior to the effective time of the First Merger (the “First Effective Time”), The Company will file a new amended and restated certificate of incorporation (the “New Charter”) that, among other things, will (i) rename and reclassify the Company’s existing common stock, into Class A common stock, par value $0.0001 per share (the “Gryphon Class A Common Stock”), establish a new series of common stock designated as Class B common stock, par value $0.0001 per share (the “Gryphon Class B Common Stock”) and establish a new series of common stock designated as Class C common stock, par value $0.0001 per share. Each share of Gryphon Class A Common Stock will be entitled to one vote per share, and each share of Gryphon Class B Common Stock will be entitled to 10,000 votes per share.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 11 — SUBSEQUENT EVENTS (cont.)

At the First Effective Time:

•        each share of Class A common stock, par value $0.0001, of ABTC (“ABTC Class A Common Stock”) issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive a number of shares of Gryphon Class A Common Stock, equal to an exchange ratio calculated pursuant to the terms set forth in the Merger Agreement (the “Exchange Ratio”), as merger consideration in the First Merger (such shares in aggregate, the “Class A Merger Consideration”); and

•        each share of Class B common stock, par value $0.0001, of ABTC (“ABTC Class B Common Stock”) issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive a number of shares of Gryphon Class B Common Stock equal to the Exchange Ratio, as merger consideration in the First Merger, (such shares in the aggregate, the “Class B Merger Consideration,” and together with the Class A Merger Consideration, the “Merger Consideration”).

At the effective time of the Second Merger (the “Second Effective Time”):

•        each share of common stock of the First Merger Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will automatically be canceled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor;

•        each equity interest of Merger Sub LLC issued and outstanding immediately prior to the Second Effective Time will automatically be converted into and become one equity interest of the Surviving Company; and

•        Gryphon will become the sole member of the Surviving Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers (the “Closing”), (i) the aggregate number of shares of Gryphon Class A Common Stock and Gryphon Class B Common Stock issued to the former stockholders and other equity holders of ABTC as Merger Consideration is expected to represent approximately 98.0% of the outstanding equity interests of the Combined Company and (ii) Gryphon equity holders as of immediately prior to the First Merger are expected to own 2.0% of the outstanding equity interests of the Combined Company after their shares of Gryphon Common Stock are reclassified into shares of Gryphon Class A Common Stock. Following the Mergers, ABTC’s business will be the business of the Combined Company.

Nasdaq Compliance

On April 30, 2025, the Company received written notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearing Panel (the “Panel”) has granted the Company an extension to regain compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2) until September 2, 2025, subject to additional conditions outlined in the Notice.

The extension by the Panel is contingent on the Company achieving scheduled milestones and notifying Nasdaq of such achievement. If the Company is not successful at satisfying these milestones within the prescribed time the Panel may revoke the extension.

As previously reported, on September 5, 2024, and September 13, 2024, the Company received two delinquency notification letters (the “Notices”) from Nasdaq due to the Company’s non-compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2). The Notices cited the Company’s (a) failure to comply with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) and (b) failure to comply with the minimum Market Value of Listed Securities (“MVLS”) requirement set forth in Nasdaq Listing Rule 5550(b)(2). The Notices provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was given 180 calendar days, or until March 4, 2025, and March 12, 2025, respectively, to regain compliance with the Minimum Bid Price Rule and MVLS standards.

Gryphon Digital Mining, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2025

NOTE 11 — SUBSEQUENT EVENTS (cont.)

On March 5, 2025, and March 13, 2025, the Company received further notices from the Staff, notifying the Company that its failure to regain compliance with the Minimum Bid Price Rule and MVLS standards serves as a basis for delisting the Company’s securities from The Nasdaq Capital Market. The Company’s securities would be delisted from The Nasdaq Capital Market unless the Company timely requested an appeal of this determination pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

The Company timely exercised its right to request a hearing to appeal the delisting determination and paid the applicable fee, which stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The hearing before the Panel took place on April 15, 2025.

Blockfusion Contract

On April 15, 2025, due to high industry hash rates and high energy costs, Gryphon Digital Mining, Inc. (the “Company”) and Blockfusion USA, Inc. (“Blockfusion”) agreed to suspend mining operations and curtail service, respectively. The Company and Blockfusion are actively collaborating to rework their Co-Location Mining Services Agreement, dated as of December 1, 2024, to enable the Company to mine profitably moving forward. The Company expects to issue additional updates as appropriate.

Former CEO Litigation

The Company and Ivy Crypto, Inc. held a mediation of the dispute on May 5, 2025. The mediation was unsuccessful, and the litigation remains unresolved. The potential outcome cannot be determined at this time.

Note Payable

On May 10, 2025, Gryphon entered into a warrant amendment with Anchorage to amend the $1.50 Warrants. Pursuant to the Amendment, Gryphon reduced the exercise price of the $1.50 Warrants from $1.50 to $0.55 per share and, subject to the closing of the Mergers, will remove Section 15 of the $1.50 Warrants, which provides most favored nation rights.

Captus Acquisition Transaction

During the three months ended March 31, 2025, the Company received approximately $1,263,000 of proceeds related to funding of the Captus transaction. As the transaction did not close as of March 31, 2025 and the funds were due to be deposited directly to a third-party custodian, the Company classified these proceeds as Restricted cash on the face of the Company’s unaudited condensed consolidated balance sheet along with the corresponding liability. Subsequent to March 31, 2025, all funds received related to the prospective acquisition of Captus Energy were remitted to the proper custodian. As of the filing date of these financials, the Captus Acquisition has not been completed.

Share Issuances

Subsequent to March 31, 2025:

•        The Company issued 1,525,535 shares of common stock for net proceeds of approximately $367,000 in connection with the ATM.

•        The Company issued 1,061,476 shares of common stock for consulting services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Gryphon Digital Mining, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gryphon Digital Mining, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations stockholders’ equity/(deficit) and cash flows for each of the years the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has incurred a loss from operations and has an accumulated deficit that raise substantial doubt about the company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for digital assets (crypto currencies) to fair value, with changes in fair value recognized in net income, effective as of January 1, 2024 due to the adoption of Accounting Standards Update (“ASU”) No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relate.

Evaluation of Accounting for and Disclosure of Cryptocurrency Mining Revenue Recognized

As discussed in Note 1 to the consolidated financial statements, the Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. For cryptocurrency mining revenue, the Company provides computing power services to the mining pools and in exchange for providing such computing power, the Company is entitled to considerations in the form of cryptocurrencies from the mining pools. The Company’s management has exercised significant judgments in their determination of how existing accounting guidance should be applied to the accounting for and disclosure of cryptocurrency mining revenue recognized.

We identified the accounting for and disclosure of cryptocurrency mining revenue recognized as a critical audit matter due to the nature and extent of audit effort required to address the matter, which includes significant involvement of more experienced engagement team members. Subjective auditor judgment was required in determining the nature and extent of audit procedures to test the occurrence of the revenues recognized by the Company.

The primary procedures we performed to address this critical audit matter included the following:

•        Evaluated the design of the Company’s information technology (“IT”) environment that is relevant to the cryptocurrency mining revenue with the assistance of our IT professional;

•        Performed site visit of the facility where the Company’s mining machines were located, which included an observation of the physical and environmental controls and mining machines observation procedures;

•        Evaluated management’s rationale for the application of ASC 606 to account for its cryptocurrency mining revenue, which included evaluating the contracts between the Company and the mining pool operator;

•        Evaluated and tested management’s rationale and supporting documentation associated with the valuation of cryptocurrency awards earned;

•        Compared the Company’s wallet records of cryptocurrency mining revenue received to publicly available blockchain records and evaluated the relevance and reliability of audit evidence obtained from public blockchains;

•        Performed certain substantive analytical procedures to determine completeness and existence of cryptocurrency assets earned by the Company as consideration for services rendered; and

•        Evaluated management’s disclosures of its cryptocurrency mining revenue in the financial statement footnotes.

/s/ RBSM LLP
RBSM LLP
March 31, 2025
We have served as the Company’s auditor since 2020
Larkspur, California
PCAOB ID 587

Gryphon Digital Mining, Inc and Subsidiaries

Consolidated Balance Sheets

As of December 31,

	2024	2023
Assets
Current assets
Cash and cash equivalents	$735,000	$915,000
Restricted cash	—	8,000
Accounts receivable	—	486,000
Prepaid expenses	409,000	581,000
Marketable securities	115,000	403,000
Digital assets held for other parties	—	908,000
Digital asset	1,016,000	2,097,000
Total current assets	2,275,000	5,398,000

Mining equipment, net	2,994,000	12,916,000
Intangible asset	100,000	100,000
Deposits	2,263,000	420,000
Total assets	$7,632,000	$18,834,000

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable and accrued liabilities	$9,045,000	$3,649,000
Obligation liability related to digital assets held for other parties	—	916,000
Note payable – current portion	213,000	—
Bitcoin denominated note payable – current portion	—	14,868,000
Current liabilities	9,258,000	19,433,000

Note payable – less current portion	5,384,000	—
Total liabilities	14,642,000	19,433,000

Stockholders’ deficit
Common stock, $0.0001 par value, 150,000,000 shares authorized; 52,991,590 and 34,415,655 shares issued and outstanding, respectively	5,000	3,000
Additional paid-in capital	60,050,000	46,598,000
Shares to be issued – register direct offering	670,000	—
Subscription receivable	—	(25,000)
Accumulated deficit	(67,735,000)	(47,175,000)
Total stockholder’s deficit	(7,010,000)	(599,000)
Total liabilities and stockholders’ deficit	$7,632,000	$18,834,000

The accompanying notes are an integral part of these consolidated financial statements

Gryphon Digital Mining, Inc and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31,

	2024	2023
Revenues
Mining activities	$20,539,000	$21,052,000
Management services	—	873,000
Total revenues	20,539,000	21,925,000
Operating expenses
Cost of revenues (excluding depreciation)	15,818,000	13,462,000
General and administrative expenses	11,267,000	4,760,000
Stock-based compensation expense (benefit)	1,588,000	(152,000)
Depreciation expense	11,179,000	14,958,000
Impairment of digital assets	—	275,000
Impairment of miners	—	8,335,000
Unrealized gain on digital assets	(1,566,000)	—
Realized gain on sale of digital assets	—	(535,000)
Total operating expenses	38,286,000	41,103,000
Loss from operations	(17,747,000)	(19,178,000)

Other income (expense)
Unrealized (loss) gain on marketable securities	(288,000)	168,000
Realized gain from use of digital assets	—	3,899,000
Change in fair value of notes payable	(8,058,000)	(13,297,000)
Interest expense	(915,000)	(758,000)
Loss on disposal of asset	(146,000)	(55,000)
Merger and acquisition cost	(394,000)	—
Other income	—	446,000
Gain on settlement of BTC Note	6,248,000	—
Total other income (expense)	(3,553,000)	(9,597,000)

Loss before provision for income taxes	(21,300,000)	(28,775,000)

Provision for income taxes	—	176,000
Net loss	$(21,300,000)	$(28,599,000)

Net loss per share, basic and diluted	$(0.51)	$(0.83)
Weighted average shares outstanding – basic and diluted	41,911,711	34,270,512

The accompanying notes are an integral part of these consolidated financial statements

Gryphon Digital Mining, Inc and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2024 and 2023

	Common Stock		Additional Paid-In Capital	Shares to be Issued	Subscription Receivable	Retained Earnings	Total Stockholders’ Deficit
	Shares	Amount
Balance as of December 31, 2022	34,162,454	$3,000	$45,302,000	$—	$(25,000)	$(18,576,000)	$26,704,000
Common stock issued for compensation	112,510	—	382,000	—	—	—	382,000
Restricted common stock awards issued for compensation	71,975	—	620,000	—	—	—	620,000
Restricted common stock awards issued for payment of service	141,558	—	44,000	—	—	—	44,000
Additional paid-in capital for services contributed by the Company’s president	—	—	250,000	—	—	—	250,000
Canceled common stock	(72,842)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(28,599,000)	(28,599,000)
Balance as of December 31, 2023	34,415,655	$3,000	$46,598,000	$—	$(25,000)	$(47,175,000)	$(599,000)
Revaluation of digital assets	—	—	—	—	—	740,000	740,000
Common stock issued for cash	493,791	—	1,395,000	—	—	—	1,395,000
Common stock issued for acquisition of Akerna’s net book value	2,921,362	—	(2,256,000)	—	—	—	(2,256,000)
Common stock issued for after the market program	5,182,929	1,000	3,700,000	—	—	—	3,701,000
Common stock issued for exercise of warrants	165,622	—	—	—	—	—	—
Common stock issued for services	1,327,527	—	1,884,000	—	—	—	1,884,000
Common stock issued for settlement of BTC Note	8,287,984	1,000	5,072,000	—	—	—	5,073,000
Warrants issued for settlement of BTC Note	—	—	3,048,000	—	—	—	3,048,000
Common stock issued for vesting of RSUs	196,720	—	322,000	—	—	—	322,000
Compensation expense for market-based RSUs	—	—	312,000	—	—	—	312,000
Cancelation of stock subscription receivable	—	—	(25,000)	—	25,000	—	—
Cash proceeds for registered direct offering	—	—	—	670,000	—	—	670,000
Net loss	—	—	—	—	—	(21,300,000)	(21,300,000)
Balance December 31, 2024	52,991,590	$5,000	$60,050,000	$670,000	$—	$(67,735,000)	$(7,010,000)

The accompanying notes are an integral part of these consolidated financial statements

Gryphon Digital Mining, Inc and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,300,000)	$(28,599,000)
Adjustments to reconcile net loss to cash (used in) provided by operating activities
Gain from settlement of BTC Note	(6,248,000)	—
Impairment of digital assets	—	275,000
Realized gain from sale of digital assets	—	(535,000)
Realized gain from use of digital assets	—	(3,899,000)
Unrealized gain on digital assets	(1,566,000)	—
Impairment of miners	—	8,335,000
Depreciation expense	11,179,000	14,958,000
Forfeiture of restricted common stock awards	—	(1,910,000)
Compensation cost related to restricted common stock awards	1,588,000	1,508,000
Fair value of common stock issued to consultants	1,884,000	—
Compensation for services contributed by the Company’s President	—	250,000
Unrealized loss (gain) on marketable securities	288,000	(168,000)
Loss on asset disposal	146,000	55,000
Change in fair value of BTC Note	8,058,000	13,193,000
Interest expense	914,000	758,000
Digital asset revenue	(20,539,000)	(21,052,000)
Other	—	67,000
Changes in operating assets and liabilities
Proceeds from the sale of digital assets	20,260,000	18,512,000
Accounts receivable	486,000	(456,000)
Prepaid expenses	(230,000)	(249,000)
Accounts payable and accrued liabilities	1,684,000	1,968,000
Net cash (used in) provided by operating activities	(3,396,000)	3,011,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of mining equipment	(1,075,000)	(1,894,000)
Proceeds from the sale of miners	170,000	—
Refundable deposit	(1,842,000)	(360,000)
Net cash used in investing activities	(2,747,000)	(2,254,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment for insurance payable	(601,000)	(109,000)
Issuance of note payable for insurance premiums	569,000	—
Payment for interest on notes payable	(40,000)	—
Cash paid for legal fees incurred for BTC Note restructuring	(230,000)	—
Proceeds from registered direct offering	670,000	—
Cash acquired in connection with the reverse recapitalization	500,000	—
Proceeds from issuance of common stock – private placement	1,395,000	—
Proceeds from issuance of common stock – ATM	4,043,000	—
Cash expenses for issuance of common stock	(343,000)	—
Net cash provided by (used in) financing activities	5,963,000	(109,000)

Gryphon Digital Mining, Inc and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the Years Ended December 31,

	2024	2023
Net change in cash	(180,000)	648,000

Cash-beginning of period	915,000	267,000
Cash-end of period	$735,000	$915,000
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$735,000	$915,000
Restricted cash	—	8,000
Cash and cash equivalents and restricted cash	$735,000	$923,000
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$40,000	$—
Cash paid for income taxes	$—	$176,000

Non-Cash investing and financing activities:
Accrued expenses for issuance of common stock	$322,000	$845,000
ASC 2023-08 fair value adjustment	$740,000	$—
Fair value of common stock issued for settlement of BTC Note	$5,072,000	$—
Fair value of warrants issued for settlement of BTC Note	$3,048,000	$—
Promissory note issued for settlement of BTC Note	$5,000,000	$—
Digital assets used for principal and interest payment BTC Note	$3,665,000	$7,770,000

The accompanying notes are an integral part of these consolidated financial statements

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Gryphon Digital Mining, Inc. (“Gryphon”), which originally began operations as Ivy Crypto, Inc., was incorporated under the provisions and by the virtue of the provisions of the General Corporation Law of the State of Delaware on October 22, 2020, with its office located in Las Vegas, Nevada. Gryphon operates a digital asset (commonly referred to as cryptocurrency) mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for cryptocurrency rewards (primarily Bitcoin). Gryphon became a publicly held entity in February 2024 upon the completion of a reverse merger transaction (the “Merger”) with Akerna Corp., herein referred to as we, us, our, the Company or Akerna. These consolidated financial statements and notes thereto, including disclosures for certain activities up to and including the February 9, 2024 (the “Effective Date”) the date of the Merger, are exclusively attributable to the operations of Ivy Crypto, Inc. The common stock, $0.0001 par value (“Common Stock”) is traded on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “GRYP” after February 9, 2024.

The legacy Akerna (“Legacy Akerna”) was formed upon completion of the mergers between MTech Acquisition Corp. (“MTech”) and MJ Freeway, LLC (“MJF”) on June 17, 2019 as contemplated by the Merger Agreement dated October 10, 2018, as amended (the “Formation Mergers”). Akerna provided software as a service (“SaaS”) solutions within the cannabis industry that enabled regulatory compliance and inventory management through several wholly-owned subsidiaries including MJF, Trellis Solutions, Inc. (“Trellis”), Ample Organics, Inc. (“Ample”), Last Call Analytics (“LCA”), solo sciences, inc. (“Solo”), Viridian Sciences, Inc. (“Viridian”), and The NAV People, Inc. d.b.a. 365 Cannabis (“365 Cannabis”). Our common stock, $0.0001 par value (“Common Stock”) was traded on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “KERN” through February 9, 2024.

Prior to the merger date of February 9, 2024, Legacy Akerna committed to a number of significant actions that collectively represented a strategic shift in its business strategy and a complete exit from the SaaS business serving the cannabis industry. The shift was effectuated in a two-part exit strategy whereby Legacy Akerna management (i) disposed of its component SaaS business units in advance of (ii) the Merger with Gryphon, an entity unaffiliated with the SaaS and cannabis industries.

Reverse Merger with Legacy Ivy Crypto, Inc.

On January 27, 2023, Akerna entered into an agreement and plan of merger, as amended on April 28, 2023 and June 14, 2023 (the “Merger Agreement”) with Ivy Crypto, Inc. (formerly known as Gryphon Digital Mining, Inc.) (“Ivy”) and its wholly-owned subsidiary Gryphon Opco I LLC. On February 9, 2024, concurrent with the closing of the Sale Transaction, Legacy Akerna merged with and into Ivy, with Ivy surviving the Merger as a wholly-owned subsidiary of Akerna. Following the closing of the Merger, the former Ivy and Akerna stockholders immediately before the Merger owned approximately 92.5 percent and 7.5 percent, respectively, of the outstanding capital stock on a fully diluted basis which effectively resulted in a change in control of the Company. Upon completion of the Merger, Akerna changed its name to Gryphon.

On February 9, 2024, the Company completed the transactions contemplated by the Merger Agreement (the “Merger”). Under the terms of the Merger Agreement, Akerna Merger Co. (“Merger Sub”) merged with and into Ivy, with Ivy surviving as a wholly-owned subsidiary of Akerna. On the Effective Date of the Merger, each share of Ivy’s common stock, par value $0.0001 per share (the “Ivy Common Stock”), and Ivy’s preferred stock, par value $0.0001 per share (the “Ivy Preferred Stock,” collectively referred to herein with the Ivy Common Stock as the “Ivy Shares”), outstanding immediately prior to the Effective Date was converted into the right to receive approximately 1.7273744 shares of Gryphon common stock. Each warrant to purchase common stock of Ivy that was issued and outstanding at the Effective Date remained issued and outstanding and were assumed by the Company and is exercisable for shares of common stock pursuant to its existing terms and conditions as adjusted to reflect the ratio of exchange of Ivy Shares for shares of common stock. In connection with the Merger, on February 8, 2024, Akerna filed a Certificate of Amendment to its Amended and Restated Articles of Incorporation (the “Reverse Stock Split Amendment”).

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Because the Reverse Stock Split Amendment did not reduce the number of authorized shares of common stock, the effect of the Reverse Stock Split was to increase the number of shares of common stock available for issuance relative to the number of shares issued and outstanding. The Reverse Stock Split did not modify any voting rights or other terms of the common stock. Eighty thousand and eight hundred and sixty-four (80,864) fractional shares were issued in connection with the Reverse Stock Split. Immediately after giving effect to the Merger and the Reverse Stock Split, the Company had 38,038,533 shares of common stock outstanding. On February 9, 2024, the common stock began trading on the Nasdaq under the symbol “GRYP.” All share and per-share data presented in these consolidated financial statements have been adjusted for the exchange ratio.

As contemplated by the Merger Agreement, Akerna’s operations were sold concurrently with the closure of the merger, so the Company’s operations after the Merger are those of Ivy.

Ivy is treated as the accounting acquirer in the Merger as its stockholders, board of directors, and management control the Company after the Merger, even though Akerna was the legal acquirer. The Merger was treated as a reverse recapitalization of Ivy effected by a share exchange for a financial account and reporting purposes since all of Akerna’s operations were disposed of as part of the consummation of the Merger. Therefore, Ivy recorded no goodwill or other intangible assets as a result of the merger. The Merger was treated as if Ivy issued 2,921,362 shares of common stock for the $(2,256,000) net book value of Akerna. As a result, the assets, liabilities, and historical operations reflected in these financial statements are those of Ivy, as if Ivy had always been the reporting company.

The Akerna net book value of approximately $(2,256,000) consisted of $500,000 of cash, prepaid expense of approximately $98,000 and liabilities of approximately $2,854,000.

On April 20, 2022, Ivy formed a limited liability company named Gryphon Opco I LLC (“GOI”). GOI aims to engage in any activity for which limited liability companies may be organized in the State of Delaware.

On December 20, 2024, the Company formed a wholly owned subsidiary Canada corporation named 2670786 Alberta LTD (“Alberta LTD”). Alberta LTD was formed to be the holding company for the prospective acquisition of Captus Energy, as further described in Note 13 — Subsequent Events.

Reclassification

Certain reclassifications have been made to the 2023 consolidated financial statements in order to conform to the current period presentations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate the continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the ordinary course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Since the Company began revenue generation in September 2021, management has financed the Company’s operations through equity and debt financing and the sale of the digital assets earned through mining operations. On December 31, 2024, the Company had cash and cash equivalents totaling $735,000 and digital assets totaling $1,016,000.

The Company may incur additional losses from operations and negative cash outflows from operations in the foreseeable future. In the event the Company continues to incur losses, it may need to raise debt or equity financing to finance its operations until operations are cashflow positive. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed, or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time and will depend on several factors, including the market price for the underlying commodity mined by the Company and its ability to procure the required mining equipment and operate profitably. The Company’s financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company’s future results are subject to substantial risks and uncertainties.

Segment Reporting

The Company adopted FASB issued ASU 2023-07, “Segment Reporting” (ASC Topic 280) for the annual reporting period ended December 31, 2024. The most significant provision was for the Company to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”). The Company’s CODM group is composed of the Chief Executive Officer and Chief Financial Officer. The Company operates as one operating segment and uses net income or loss as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment. Additionally, the Company’s CODM regularly reviews the Company’s expenses on a consolidated basis. The financial metrics used by the CODM help make key operating decisions, such as determination of significant acquisitions and allocation of budget between cost of revenues and general and administrative expenses.

Since the Company operates as one reportable segment, all financial information required by “Segment Reporting” can be found in the accompanying consolidated financial statements. The CODM does not review segment assets at a level other than that presented in the Company’s consolidated balance sheets. There are no intra-entity sales or transfers and no significant expense categories regularly provided to the CODM beyond those disclosed in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company adopted the provisions of Accounting Standards Codification (“ASC”) subtopic 825-10, Financial Instruments (“ASC 825-10”) which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates their fair value. The Company maintains its cash and cash equivalents in banks insured by the Federal Deposit Insurance Corporation (“FDIC”) in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. As of December 31, 2024, and 2023, the Company had $435,000 and $665,000 in excess of the federal insurance limit, respectively. Also, the Company held cash for third parties in the amount of $8,000 as of December 31, 2023. The Company has never suffered a loss due to such excess balances.

Accounts Receivable

As of December 31, 2024, the Company had no accounts receivable.

As of December 31, 2023, accounts receivable includes amounts due from Sphere 3D under the Company’s master services agreement with Sphere 3D. The Company collected these amounts in the first quarter of 2024.

Prepaid Expenses

Prepaid expenses consist of payments for an insurance policy and are expected to be realized and consumed within twelve months after the reporting period.

Digital Assets Held for Other Parties

In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 121, the Company records an obligation liability, and a corresponding digital asset held for other parties’ assets based on the fair value of the cryptocurrency held for other parties at each reporting date. In accordance with ASC 820, the Company has fair valued these digital assets and the associated liability by using the quoted price of Bitcoin at closing by its Principal Market, Coinbase, on the reporting date. This balance also includes the cash balance held for other parties.

Digital Assets

Digital assets or cryptocurrencies (including Bitcoin, Ethereum, DAI, and USDT) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies obtained by the Company through its sale of common stock are accounted for based on the value of the specific digital asset on the date received.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital assets are included in current assets in the consolidated balance sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the sale of bitcoin to fund operating expenses to support operations. Following the adoption of ASU 2023-08 on January 1, 2024, the Company measures digital assets at fair value with changes recognized in operating expenses in the consolidated statement of operations.

Mining Equipment

Mining equipment is stated at cost, including purchase price and all shipping and customs fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for cryptocurrency mining equipment.

The Company reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash-generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income.

At the point in time a miner becomes inoperable and not repairable, the Company records an expense amounting to the carrying value, which is the cost basis less accumulated depreciation at the time of write off.

Leases

The Company accounts for its leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and the lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Derivatives

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and would then be revalued at each reporting date,

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

with changes in the fair value reported in the statements of operations. If there are stock-based derivative financial instruments, the Company will use a probability-weighted average series Binomial lattice option pricing models to value the derivative instruments at inception and on subsequent valuation dates.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. Derivative liability will be measured initially and subsequently at fair value.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a distinct bundle of goods or services is identified.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time, or over time as appropriate.

Cryptocurrency mining:

The Company entered into contracts with digital asset mining pool operators to provide the service of performing hash computations for the mining pool operator. The contracts are continuously renewable and are terminable without penalty at any time by either party. The Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of Bitcoin. Hashrate is the measure of the computational power per second used when mining. Since the contract is continuously renewing, second by second, the mining contract is considered to have a duration of less than 24 hours for accounting purposes.

Providing computing power in Bitcoin transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which is all variable. There is no significant financing component in these transactions.

The Company earns Bitcoin during a 24 hour cycle between 00:00:00 UTC and 23:59:59 UTC (“24-hour Period”) unless terminated in accordance with the terms set forth by the terms of service. The Company performs hash computations for one mining pool operator, Foundry USA. Foundry USA operates its pool on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

The fair value of the Bitcoin award received is determined using the intraday average quoted price of the Bitcoin over the 24-Hour Period. The Company’s Bitcoin earned are actively traded on the major trading platforms. The Company considers Coinbase to be its primary market. The consideration the Company will receive, comprised of block rewards, transaction fees less mining pool operator fees are aggregated, over the 24-Hour Period, in a sub-balance account held by the mining pool operator, which is finalized one hour later at 1:00 AM UTC. The sub-balance account is then withdrawn to the Company’s whitelisted wallet address, once a day, between the hours of 9 am to 5 pm UTC time (the “Settlement”). The rate of payment occurs once per day, as long as the minimum payout threshold of 0.01 bitcoin has accumulated in the sub-account balance, in accordance with the mining pool operator’s terms of service. At the time of Settlement, the company values the amount of Bitcoin earned. Given that the contract duration is considered less than 24 hours, the Company uses the average Bitcoin price over the 24 hour period, as quoted by Coinbase, to record the revenue. By utilizing the average daily price of bitcoin over the time earned, the Company eliminates any differences that may arise due to the volatility in trading price between bitcoin and fiat currency during the period where the Company establishes and completes the contract.

Pursuant to ASC 606-10-55-42, the Company assessed if the customer’s option to renew represented a material right that represents a separate performance obligation and noted the renewal is not a material right. The definition of a material right is a promise in a contract to provide goods or services to a customer at a price that is significantly lower than the stand-alone selling price of the good or service. The mining pool operator does not provide any discounts and as such there is no economic benefit to the customer and as such a separate performance obligation does not exist under 606-10-55-42. In addition, there are no options for renewal that are separately identifiable from other promises in the contract, such as an ability to extend the contract at a reduced price.

The performance obligation of the Bitcoin miner under the mining contracts with Foundry Pool USA involves the service of performing hash computations to facilitate the verification of digital asset transactions. The Company’s miners contribute computing power (i.e., hashrate) that perform hash calculations to the mining pool operator,

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

engaging in the process of validating and securing transactions through the generation of Bitcoin hashes. The mining pool then utilizes a specific mining algorithm (e.g., SHA-256) to submit shares (proof of work) to the mining pool’s server as they contribute to solving the Bitcoin puzzles required to mine a block. The Company reviews and analyzes its individual pool performance using a dashboard provided by Foundry Pool USA that includes real-time statistics on hashrate, shares submitted and earnings. The service of performing hash computations in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing these services is the only performance obligation in the Company’s contracts with mining pool operators.

Regardless of the pool’s success, the Company will receive consistent rewards based on the number of valid shares it contributes. The transaction consideration the Company receives is non-cash consideration, in the form of bitcoin. The Company measures the bitcoin at fair value on the date earned using the average price (calculated by averaging the daily open price and the daily close price) quoted by its Principal Market at the date the Company completed the service of performing hash computations for the mining pool operator. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. At the end of each 24 hour period (00:00:00 UTC and 23:59:59 UTC), there are no remaining performance obligations. By utilizing the average daily price of bitcoin on the date earned, the Company eliminates any differences that may arise due to the volatility in trading price between bitcoin and fiat currency during the period where the Company establishes and completes the contract. The consideration is all variable. There is no significant financing component in these transactions.

If authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could affect the Company’s financial position and results from operations.

Master service agreement:

The Company entered into an agreement with Sphere 3D to be an exclusive provider of management services for all blockchain and cryptocurrency-related operations including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location. For such services the Company will receive 22.5% of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations. The net operating profits in defined as the value of the digital asset mined less energy cost and profit paid to the host facility.

As Sphere 3D has the ultimate right to determine the facility location for each machine. The Company has the responsibility for the following:

1)      Ensuring the machines are installed in the facility selected by Sphere.

2)      Selecting and connecting the machines to a mining pool.

3)      To review the mining reports and maintain a wallet for the coins earned for the mining operation.

4)      To maintain a custodial wallet for the coins earned from the Sphere machines.

5)      To sell and/or transfer the coins at the request of Sphere.

At the time the digital assets are mined, they are transferred into the custodial wallet maintained by the Company. As of the receipt of the digital asset, the Company has completed its performance obligation, the transaction price is determinable, net operating profit can be calculated so that the Company can determine its revenue under the contract; therefore, the Company records as revenue the management fee received. On October 6, 2023, Sphere 3D delivered a termination notice to the Company with respect to the Sphere MSA. Subsequent to December 31, 2024, on March 7, 2025, the Company entered into a settlement agreement and release with Sphere 3D. See Note 8 — Commitments and Contingencies and Note 13 — Subsequent Events.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of Revenues

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, including any revenue sharing arrangements under co-location agreements, but excluding depreciation and amortization, which are separately stated in the Company’s Consolidated Statements of Operations.

ASC 606-10-32-25 through 32-27 in the FASB ASC provides guidance on the consideration of whether fees paid to a mining pool operator should be considered payments to a customer and treated as a reduction of the transaction price or revenue. The Company’s management reviewed the standards and completed the following assessment.

Identifying the Customer: ASC 606-10-32-25 states that an entity should determine whether the counterparty to a contract is a customer. If the counterparty is a customer, the entity should apply the revenue recognition guidance to that contract. Under ASC 606-10-32-25, the Company identified the mining pool operator as the customer as the Company entered into a contractual agreement with the pool operator whereas the Company is to provide services in the form of contributing hashing power to the pool.

Mining Pool Operator as a Customer: As the Company has determined the mining pool operator to be a customer, any fees paid to the mining pool operator would be part of the transaction price of the contract. Any fees paid by the Company as a miner to the pool operator would be revenue earned by the pool operator, and the pool operator is treated as the customer.

Transaction Price: ASC 606-10-32-26 provides guidance on determining the transaction price. The Company considered the effects of variable consideration, constraints on variable consideration, the existence of a significant financing component in the contract, and non-cash consideration. The Company receives variable consideration given the variable nature of the amount of mining power (hashrate) contributed on a daily basis (24-hour period per recurring contract term). The Company completes an analytical procedure as part of its monthly closing process to determine the reasonableness of consideration received. There are no significant financing components of the transaction or delays in the timing of payments from the customer to the Company, whereas the Company would need to adjust the transaction price for the time value of money. As the Company receives non-cash consideration, in the form of bitcoin, ASC 606-10-32-26 specifies that the Company should measure non-cash consideration at fair value. The fair value of the non-cash consideration would be included in the determination of the transaction price. The Company does not receive the gross amounts of bitcoin earned prior to the transaction fees deduction by the pool operator. As such, the consideration received is net or inclusive of the transaction fees incurred and charged by the customer (pool operator).

Variable Consideration: If the fees paid to the mining pool operator are variable, an entity should estimate the amount of consideration to which it will be entitled. This involves considering the likelihood and magnitude of a significant revenue reversal. ASC 606-10-32-26 emphasizes the need to assess whether there are constraints on variable consideration. In the instance where there is uncertainty about the amount of consideration, it is reasonable for the Company to consider a likelihood of a significant reversal of revenue. The Company reviews daily bitcoin rewards received and reviews various factors, such as mining difficulty, the price of bitcoin and the Company’s contribution to the pool operator. The Company estimates the amount of variable consideration the Company should receive and prepares a monthly workpaper documenting the difference in actual bitcoin rewards received vs. estimated bitcoin earned. The Company assessed, given the pool operators payout methodology and the revenue reasonableness test completed by management, there does not exist a likelihood of a significant reversal of revenue.

Reduction of Transaction Price: ASC 606-10-32-27 states that an entity should reduce the transaction price for variable consideration only to the extent that it is probable that a significant revenue reversal will not occur when the uncertainty is subsequently resolved. The Company assessed various factors, identifying the variable consideration,

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

estimating the variable consideration, considered constraints (although none existed such as performance metrics or targets), probability, documentation, regular review and monitoring of performance with open communication with pool operators combined with dashboard usage. Due to the Company utilizing Foundry Pool’s FPPS methodology and the previous mentioned factors, there was zero likelihood of a significant reversal of revenue as the Company receives payouts as a pool participant on a daily basis calculated from midnight-to-midnight UTC time, regardless of if the Pool Operator receives any block rewards.

In summary, fees paid to the mining pool operator are considered payments to a customer and treated as a reduction of the transaction price/revenue. The Company has carefully assessed the variable nature of these fees, considered the likelihood and magnitude of any potential adjustments, and documented that management has applied the revenue recognition guidance accordingly.

Stock-Based Compensation

We account for our stock-based compensation under ASC 718 “Compensation — Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, or the issuance of those equity instruments may settle that.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock-based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Common stock awards

The Company has granted common stock awards to non-employees in exchange for services provided. The Company measures the fair value of these awards using the fair value of the services provided or the fair value of the awards granted, whichever is more reliably measurable. The fair value measurement date of these awards is generally the date the performance of services is complete. The fair value of the awards is recognized on a straight-line basis as services are rendered. The share-based payments related to common stock awards for the settlement of services provided by non-employees are recorded in accordance with ASC 718 on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash.

Warrants

In connection with certain financing, consulting, and collaboration arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital of the common stock issued. All other warrants are recorded at fair value as expense over the requisite service period or at the date of issuance if there is not a service period.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained at the audit and does not anticipate any adjustments that would result in material changes to its financial position.

Earnings Per Share

The Company uses ASC 260, “Earnings Per Share” for calculating the basic and diluted earnings (loss) per share. The Company computes basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and warrants and stock awards. For periods with a net loss, basic and diluted loss per share is the same, in that any potential common stock equivalents would have the effect of being anti-dilutive in the computation of net loss per share.

Securities that could potentially dilute loss per share in the future were not included in the computation of diluted loss per share for the years ended December 31, 2024 and 2023 because their inclusion would be anti-dilutive. Common stock equivalents, consisting of non-penny stock warrants and unvested RSUs, amounted to 10,150,709 shares and 10,958,876 shares as of December 31, 2024 and 2023, respectively.

Recent Accounting Pronouncements

The Company’s management reviewed all recently issued accounting standard updates (“ASU’s”) not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s consolidated financial condition or the results of its operations, except for the following.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to, or technical corrections of the current requirements. Each amendment in the ASU will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our consolidated financial statements. The amendments in this ASU are not expected to have a material impact on the results of operations or financial position.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (ASC Topic 280): Improvements to Reportable Segment Disclosures.” The amendments require the disclosure of significant segment expenses as well as expanded interim disclosures, along with other changes to segment disclosure requirements. The standard will be

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

effective for fiscal years beginning after December 15, 2023, and interim periods beginning on or after December 15, 2024. The Company adopted ASU 2023-07 during the fourth quarter of 2024, which did not have a material impact on the Consolidated Financial Statements.

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangible — Goodwill and Other — Crypto Assets (Subtopic 350-60) (“ASC 350-60”). ASC 350-60 requires entities with certain crypto assets to subsequently measure such assets at fair value, with changes in fair value recorded in net income in each reporting period. Crypto assets that meet all the following criteria are within the scope of the ASC 350-60:

(1)    meet the definition of intangible assets as defined in the Codification;

(2)    do not provide the asset holder with enforceable rights to or claims on underlying goods, services, or other assets;

(3)    are created or reside on a distributed ledger based on blockchain or similar technology;

(4)    are secured through cryptography;

(5)    are fungible; and

(6)    are not created or issued by the reporting entity or its related parties. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets.

Bitcoin, which is the sole crypto asset mined by the Company, meets each of these criteria. For all entities, the ASC 350-60 amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company has elected to early adopt the new guidance effective January 1, 2024 resulting in a $740,000 cumulative-effect change to adjust the Company’s bitcoin held on January 1, 2024 with the corresponding entry to beginning accumulated deficit.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40).” The amendments require the disclosure of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil and gas producing activities. It also requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively as well as the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The standard will be effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our consolidated financial statements. We are currently evaluating the impact that the adoption of the provisions of the ASU will have on our consolidated financial statements.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 2 — DIGITAL ASSETS

The following table summarizes the digital currency transactions of Bitcoin for as of December 31,

	2024	2023
ASC 2023-08 fair value adjustment	$740,000	$—
Digital assets beginning balance	2,097,000	6,746,000
Revenue recognized from mined digital assets	20,539,000	21,052,000
Revenue share from Sphere 3D	—	321,000
Cost of digital assets sold for cash	(20,261,000)	(17,977,000)
Cost of digital assets transferred for noncash expenditures	(3,665,000)	(7,770,000)
Impairment loss on digital assets	—	(275,000)
Fair value gain on digital assets	1,566,000	—
Digital assets ending balance	$1,016,000	$2,097,000

For the years ended December 31, 2024 and 2023, the Company used digital assets with a value of $3,665,000 and $7,770,000, respectively, for the payment of principal and interest for its notes payable.

The following table presents the Company’s Bitcoin holdings as of December 31,

	2024	2023
Number of Bitcoin held	10.93	67.18
Carrying basis – per Bitcoin	$61,532	$31,213
Fair value – per Bitcoin	$92,987	$42,214
Carrying basis of Bitcoin	$672,259	$2,097,000
Fair value of Bitcoin	$1,016,000	$2,836,000

The carrying basis (or cost basis) represents the valuation of Bitcoin at the time the Company earns the Bitcoin through mining activities.

The carrying amount for 67.18 Bitcoin held as of the adoption of ASC 350-60, was determined on the “cost less impairment” basis.

The Company’s Bitcoin holdings are not subject to rehypothecation and do not serve as collateral for any existing loans or agreements. As of December 31, 2024 and 2023, the Company held no other crypto currency.

As of December 31, 2024 and 2023, the Company held 100% of its Bitcoin in cold storage and nil in hot wallets, respectively.

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Effective January 1, 2024, the Company early adopted ASU 2023-08, which requires entities to ‘measure crypto assets at fair value with changes recognized in the consolidated statement of operation each reporting period. The Company’s digital assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s digital assets and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $740,000 increase in digital assets and a $740,000 decrease in accumulated deficit on the consolidated balance sheets as of January 1, 2024.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 3 — MARKETABLE SECURITIES

In accordance with the Agreement and Plan of Merger, dated June 3, 2021, between Gryphon and Sphere 3D (as amended, the “Sphere 3D Merger Agreement”), the Company received 850,000 shares of Sphere 3D’s restricted common stock upon the termination of the Sphere 3D Merger Agreement on April 4, 2022. On June 23, 2023, Sphere 3D completed a reverse stock split of its common shares on a 1-for-7 basis. This resulted in the Company holding 121,428 shares.

The shares are accounted for in accordance with ASC 320 — Investments — Debt and Equity Securities, as such the shares will be classified as available-for-sale securities and will be measured at each reporting period at fair value with the unrealized gain or (loss) as a component of other income (expense).

The table below summarizes the movement in this account for the years ended December 31,

	2024	2023
Fair value beginning of period	$403,000	$235,000
Change in fair value	(288,000)	168,000
Balance end of period	$115,000	$403,000

NOTE 4 — DEPOSITS

The deposits are summarized as of December 31,

	2024	2023
Balance beginning of period	$420,000	$60,000
Cash deposit	2,207,000	360,000
Amounts applied to accounts payable	(364,000)	—
Balance end of period	$2,263,000	$420,000

The Company contracts with other service providers for the hosting of its equipment and operational support in data centers where the Company’s equipment is deployed. These arrangements also typically require advance payments to be made to vendors in conjunction with the contractual obligations associated with these services. The Company classifies these payments as “Deposits” in the consolidated balance sheets. As of December 31, 2024 and 2023, the Company had deposits of approximately $656,000 and $420,000 with data centers.

Giga Caddo, LLC

On August 16, 2024, Giga Caddo, LLC, a Delaware limited liability company (“Seller”), and the Company entered into an Asset Purchase Agreement (the “Giga Purchase Agreement”) pursuant to which Seller agreed to sell: (i) four (4) natural gas generators with a combined gas standby rating of 1,900 kW, (ii) five hundred and sixty-six (566) bitcoin ASIC mining computers with a combined hashrate capacity of approximately 57,120 TH/s, (iii) six (6) Giga Box Air modular data center units with a combined power capacity of 2,900 kW and (iv) certain other crypto mining equipment and related assets to be agreed by the parties (the “Assets”) for $1,500,000 in USD cash (the “Giga Purchase Price”) (the “Giga Transaction”). On August 5, 2024, prior to the execution of the Giga Purchase Agreement, $50,000 of the Purchase Price was paid in the form of a refundable earnest money deposit, (ii) on August 19, 2024, $50,000 of the Purchase Price was paid.

On August 29, the Company entered into an amendment to the Giga Purchase Agreement (“Giga Amendment”). The Giga Amendment amended the deadline for the closing date of the Giga Transaction from August 31, 2024 to September 30, 2024. In connection with the Giga Amendment, the Company agreed to make an additional advance payment of $250,000, which was paid on August 29, 2024. As a result of this additional advance payment, the parties agreed that the remaining Giga Purchase Price final payment will be in two payments of $575,000. As such the total Giga purchase price remains $1,500,000. The parties further agreed that out of the pre-paid amounts of $350,000,

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 4 — DEPOSITS (cont.)

$100,000 will not be refundable to the Company if the Giga Transaction is terminated prior to the closing date, except to the extent such termination is the result of the Seller’s breach of the Giga Purchase Agreement, in which case all pre-paid amounts shall be refunded to the Company. As of December 31, 2024, the Giga Acquisition was not completed.

Captus Energy

On November 14, 2024, the Company entered into a nonbinding term sheet (“Captus Term Sheet”) with Captus. As part of the Captus Term Sheet the Company was required to pay $143,759 (CAD $200,000) and issue shares of the Company’s common stock valued at CAD$800,000 which would be priced at a 5-day VWAP (“Captus Shares”) and such shares to be placed escrow account. The Captus Shares would be refundable to the Company if the Captus Energy transaction did not occur. As of December 31, 2024, the Company paid the cash deposit of approximately $144,000, and the Captus Shares issuance was not completed. Also, the Company has incurred acquisition-related costs of approximately $153,000. See Note 13 — Subsequent Events for a detailed description of the Captus Energy transaction.

RepairBit LLC

On November 25, 2024, the Company entered into a term sheet (“RepairBit Acquisition”) for the acquisition RepairBit LLC (“RepairBit”) a bitcoin mining repair vendor. The aggregate RepairBit purchase price is $5,000,000, less any non-refundable deposits, which is payable in shares of the Company’s common stock. In December 2024, the Company paid refundable deposits of $300,000. As of December 31, 2024, the RepairBit Acquisition was not completed.

Erikson National Energy Inc.

On December 9, 2024, the Company entered into an asset purchase and sale agreement (the “Erikson Purchase Agreement”) with Erikson National Energy Inc. (“Erikson”), a Canadian corporation under the laws of the Province of Alberta. Erikson commenced proposal proceedings under the Bankruptcy and Insolvency Act (Canada) (“BIA”) on October 1, 2024 by filing a Notice of Intention to Make a Proposal, pursuant to section 50.4 of the BIA, and KSV Restructuring Inc. was named as proposal trustee. Pursuant to an order of the Court of King’s Bench of Alberta (the “Court”) granted on October 21, 2024, the Court approved a sale and investment solicitation process (“SISP”) in respect of the sale of the assets and properties of Erikson. As part of the SISP, the Company and Erikson entered into the Court-approved Purchase Agreement pursuant to which the Company agreed to purchase substantially all of Erikson’s assets for a purchase price of CAD $2,000,000, subject to certain adjustments as provided for in the Purchase Agreement. Pursuant to the Erikson Purchase Agreement, the Company will acquire all of Erikson’s natural gas and oil wells, facilities and pipelines, which are currently shut in. The assets are located in northeast British Columbia and span the Fort St. John, Stoddart, Roseland, Fireweed, Buick Creek, Laprise and Wildboy areas. The representations and warranties provided by the parties are standard for a transaction of this nature.

The transaction remains subject to certain conditions, which conditions include obtaining the mineral rights formerly held by Erikson, obtaining approval for the well, facility and pipeline license transfers from the British Columbia Energy Regulator, completion of Gryphon’s due diligence, and the granting of a sale approval and vesting order by the Court, all of which must be satisfied or waived by the Company by January 31, 2025, which date may be extended at the Company’s option to March 8, 2025 (in either case, the “Outside Date”). No assurance can be given that the transactions contemplated by the Purchase Agreement will close.

The Court also granted an amended interim financing order approving the Company as a debtor in possession (“DIP”) lender to Erikson. As part of the Erikson Purchase Agreement, the Company provided DIP interim financing to Erikson to cover its operating expenses and legal and professional fees during the period between December 9, 2024 and the applicable Outside Date. Upon closing, The Company may offset some or all of the interim financing provided against the purchase price. As of December 31, 2024, the Company had provided approximately $274,000 of DIP interim financing and incurred approximately $112,000 of transaction cost for a total of $386,000. See Note 13 — Subsequent Events for the termination of the Erikson Purchase Agreement.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 5 — MINING EQUIPMENT, NET

Mining equipment consisted of 8,825 and 8,532 units of bitcoin mining machines as of December 31, 2024 and 2023, respectively.

The following table summarizes the carrying amount of the Company’s mining equipment, as of December 31,

	2024	2023
Mining equipment
Balance, beginning of year	$15,978,000	$47,599,000
Additions	1,573,000	1,894,000
Disposals	(442,000)	(105,000)
Impairment	—	(8,335,000)
Revaluation from impairment	—	(25,075,000)
Ending balance	$17,109,000	$15,978,000

Accumulated depreciation
Balance, beginning of year	$3,062,000	$13,231,000
Additions	11,179,000	14,958,000
Disposals	(126,000)	(51,000)
Revaluation from impairment	—	(25,076,000)
Ending balance	$14,115,000	$3,062,000
Mining equipment, net	$2,994,000	$12,916,000

NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes accounts payable and accrued liabilities, as of December 31,

	2024	2023
Accounts payable	$5,514,000	$2,234,000
Accrued liabilities	3,531,000	1,415,000
Total	$9,045,000	$3,649,000

NOTE 7 — NOTE PAYABLE

The following table summarizes the fair value of the BTC Note as of December 31,

	2024	2023
Beginning balance	$14,868,000	$12,636,000
Payment	(2,729,000)	(6,105,000)
Negative interest payment	39,000	—
Amended principal payment	—	(4,856,000)
Adjustment to fair value	8,058,000	13,193,000
Repayment	(20,236,000)	—
Ending balance	$—	14,868,000
Less – current portion		14,868,000
Ending balance – noncurrent portion		$—

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 7 — NOTE PAYABLE (cont.)

The following table summarizes the balance of the note payable as of December 31, 2024,

Principal – note payable	$5,000,000
Aggregate interest to be paid	638,000
Interest payments made	(41,000)
5,597,000
Less current portion of interest	(213,000)
Note payable – less current portion	$5,384,000

BTC Note

On May 25, 2022, Gryphon Opco I LLC (the “Borrower”), a wholly owned subsidiary of the Company, entered into an Equipment Loan and Security Agreement (the “BTC Note”) with Anchorage Lending CA, LLC (“Lender”) amounting to 933.333333 Bitcoin (“BTC”) at an annual interest rate of 5%.

The BTC Note is secured by (1) 7,200 S19j Pros ASIC miners used for Bitcoin mining, (2) The Colocation Mining Services Agreement, dated as of July 1, 2022, by and between the Company and Coinmint, and (3) The Contribution Agreement, dated as of May 25, 2022, by and between Borrower and the Lender.

The Company evaluated the BTC Note in accordance with ASC 815 Derivatives and Hedging. Based on this evaluation, the Company has determined that the BTC Note will require derivative accounting and will be adjusted to fair value every reporting period. The fair value is determined by using the lowest day trading value, as of the reporting date, as disclosed on Yahoo Finance.

On March 29, 2023, the Company and the Lender entered into the Amended and Restated Promissory Note (the “Amended BTC Note”). The maturity date was extended from May 2024 to March 2026, and the interest rate was increased to 6% per annum, to be applied to the number of bitcoins remaining to be paid at the beginning of each month.

The monthly principal and interest payments, starting with the April 2023 payment, have been adjusted to be 100% of net monthly mining revenue, defined as, for each calendar month, the sum of (a) all of Borrower’s revenue generated from all Bitcoin generated by the Borrower with the Collateral (as defined in the BTC Note) less (b) the sum of the Borrower’s direct and indirect general and administrative expenses (“SG&A”) in connection with Bitcoin mining operations, but not to exceed the greater of (x) $100,000 and (y) the amount that is previously preapproved by the Lender in writing for such calendar month; provided, however that, to the extent that SG&A is capped by clause (b) above, any unapplied SG&A may be rolled forward to subsequent months until fully deducted. Notwithstanding the foregoing, unless otherwise approved by Lender, the aggregate amount of SG&A during any rolling twelve-month period shall not exceed $750,000, provided that if at the end of a fiscal quarter, commencing with the fiscal quarter ending June 30, 2023, if (x) the aggregate principal amount payment received by the Lender for such fiscal quarter exceeds 38.6363638 Bitcoin and (y) the average principal amount payment received by the Lender for each fiscal quarter (commencing fiscal quarter ending June 30, 2023 and through and including the fiscal quarter for which such determination is to be made) exceeds 38.6363638 Bitcoin per fiscal quarter, then, the Borrower shall pay to the Lender 75% of Net Monthly Mining Revenue (as defined in the Amendment) for the immediately succeeding fiscal quarter (and thereafter, in the following fiscal quarter would shift to 100%). In the event that the Net Monthly Mining Revenue for any month is insufficient to cover interest payment under the BTC Note, such deficiency shall be deemed paid-in-kind by capitalizing such deficiency in interest payment and adding such amount to the principal amount of indebtedness under the BTC Note.

Also, as part of the Amendment, the Company has agreed not to convey, sell, lease, transfer, assign, or otherwise dispose of any of the Company’s digital assets outside of the ordinary course of business.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 7 — NOTE PAYABLE (cont.)

Additionally, the Company is required thereunder to maintain a collateral (mining equipment and digital assets) coverage ratio of 110% (“Collateral Coverage Ratio”). A breach of the Collateral Coverage Ratio shall not be deemed to have occurred until the lender has provided notice to the Company of such breach. If the Collateral Coverage Ratio decreases below 110%, the Company will have to provide the lender with additional collateral in the form of bitcoin, U.S. dollars, or additional equipment. If the Company is unable to do so, the Company may default on the BTC Note, which could have a material adverse effect on the Company’s operations, financial condition, and results of operations. As of September 30, 2024, the Company was not in breach of the Collateral Coverage Ratio.

The Amendment also added a conversion provision whereby the lender has a limited right to convert all or any portion of the outstanding principal on the BTC Note into a number of shares of the Company (the “Conversion Right”). The Conversion Right is available at any time during the one-month period (the “Conversion Period”) after which the market capitalization of the Company for the first time exceeds $125,000,000 for five consecutive days. The conversion price is equal to $150,000,000 divided by the number of shares of Company common stock outstanding immediately prior to the lender’s exercise of the Conversion Right during the Conversion Period.

As consideration for the Amendment, the Company agreed to make a one-time payment of 173.17 bitcoins, which had a fair value of approximately $4,856,000 on the date of payment, therefore, reducing the principal balance of bitcoins from 636.81 to 463.64, and a closing fee of $104,000, which was offset with the adjustment for the change in fair value, as defined under debt modification accounting.

The Company has evaluated the Amendment in accordance with ASC 470-50 Modification and Extinguishments. The change in the interest rate from 5.0% to 6.0% caused there to be a significant change in the cashflows of the BTC Note. Also, given that the BTC Note carried on the consolidated balance sheet at fair value, any gain on loss from the extinguishment would be adjusted through the change in fair value as of September 30, 2024.

On October 25, 2024 (“Exchange Date”), the Company, its direct and indirect subsidiaries, as applicable and the Lender entered into a Debt Repayment and Exchange Agreement (the “DRE Agreement”), Loan, Guaranty and Security Agreement (the “New Loan Agreement”), the Pre-funded Warrants (as defined below) and the $1.50 Warrants (as defined below) (collectively, the “Agreements”) to extinguish and terminate the Amended BTC Note (the “Exchange”).

Pursuant to the Agreements, the following consideration was exchanged with the Lender for the settlement of the Amended BTC Note:

•        Approximately $9,117,000 of the Amended BTC Note principal balance was converted into shares of the Company’s common stock (the “Shares Exchanged”), at an ascribed value of $1.10 per share resulting in the issuance of 8,287,984 shares of common stock to Lender, at a fair market value of $0.612 per share (the quoted market price of the Company’s common stock on the Restructuring Date), or an aggregate value of approximately $5,072,000.

•        Warrants to purchase 3,530,198 shares of common stock, which warrants are exercisable immediately, have a ten-year term and an exercise price of $0.01 per share (the “Prefunded Warrants”), at a fair market value of $0.612 per share (the quoted market price of the Company’s common stock on the Restructuring Date), or an aggregate value of approximately $2,160,000.

•        Warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.50 per share (the $1.50 warrants) which will expire in five-years from the date of the transaction for a total fair value of approximately $888,000 based on the Black Scholes fair value option-pricing model with key input variables provided by management, as of the date of issuance: volatility of 115.0%, the fair value of common stock $0.612 estimated life of 5.0 years, risk-free rate of 4.07% to 4.72% and dividend rate of nil.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 7 — NOTE PAYABLE (cont.)

•        A $5,000,000 note payable (the “Note Payable”) pursuant to the New Loan Agreement.

•        A director specified by Lender was added to the board of directors.

The terms of the Note Payable include the following:

•        The outstanding principal and interest are denominated in dollars (as opposed to the original Bitcoin Loan that was denominated in bitcoin).

•        One-time payment of in the amount of $5,000,000 on October 25, 2027

•        Annual interest rate of 4.25% payable monthly.

•        The Lender has been given a first priority lien on all the Company and its subsidiaries’ assets.

•        The Lender may convert half of the outstanding principal at a price of $1.10 per share of common stock and the remaining half at a price of $1.50 per share of common stock (for purposes of classifying the Restructured Loan, it was concluded that the conversion option did not meet the requirements to be bifurcated and classified as a derivative, nor was there a large premium paid that would be classified as an addition to paid-in capital so the conversion option is included in the value of the host instrument).

•        The Note Payable cannot be converted or exercised if the Lender and its affiliates would beneficially own more than 19.99% of the number of shares of common stock as of the date of the agreement after giving effect to such conversion or exercise without the approval of the Company’s stockholders, for which the Company is required to seek such approval at its next annual meeting of stockholders.

The Company has evaluated the accounting for the Exchange using the guidance as outlined in ASC 470-60 Troubled Debt Restructuring by Debtors (“ASC 470”). ASC 470 defines a troubled debt restructuring when a creditor, due to a debtor’s financial difficulties, grants the debtor a concession that it would not otherwise consider. As of the Exchange Date, the Company’s most recent financial statements, as of September 30, 2024, were issued with a going concern exception, and the Company was not earning a sufficient number of Bitcoins to satisfy the monthly interest payments, therefore adding to the principal balance the interest deficiency. Both of these factors would qualify, under ASC 470, that the Company was in financial difficulties, at the Exchange date. The second qualification refers to the lender granting a concession. ASC 470 defines a concession as being a reduction in the effective interest rate of the new loan. The Company determined that the Amended BTC Note’s effective interest was higher than the effective interest rate of the Note Payable.

The Company has determined that the Exchange is accounted for as a troubled debt restructuring with the Note Payable in the amount of $5,638,000 and a resulting gain of approximately $6,248,000, calculated as follows:

Book value – Amended BTC Note	$20,236,000
Fair value of Shares Exchanged	(5,072,000)
Fair value of $1.5 Warrants	(888,000)
Fair value – Prefunded Warrants	(2,160,000)
Remaining value – Amended BTC Note	12,116,000
Note Payable – Principal	5,000,000
Difference	$(7,116,000)

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 7 — NOTE PAYABLE (cont.)

Since the Note Payable balance is less than the remaining balance of the Amended BTC Note, the Company recorded the Note Payable in the aggregate of the principal and interest calculated over the life of the loan with a corresponding gain as follows:

Principal – Note Payable	$5,000,000
Interest payments – Note Payable	638,000
Undiscounted cashflow	5,638,000
Remaining value – Amended BTC Note	(12,116,000)
Difference	(6,478,000)
Legal fees incurred	230,000
Gain on debt restructuring	$(6,248,000)

For the years ended December 31, 2024 and 2023, the Company recognized interest expense amounting to $914,000 and $758,000, respectively, for the bitcoin denominated note payable.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Commitments

Board Member Compensation

On October 31, 2024, the Company’s Board of Directors approved the director’s compensation program, as follows:

Element	Amount
Annual equity award	$160,000
Annual board cash retainer	$60,000
Annual Audit Committee Member Retainer	$10,000
Annual Compensation Committee Member retainer	$7,500
Annual Nominating/Governance Committee Member Retainer	$7,500
Annual Board Chair Additional retainer	$40,000
Annual Audit Chair Additional retainer	$20,000
Annual Compensation Chair Additional retainer	$15,000
Annual Nominating/Governance Chair Additional retainer	$15,000

The cash retainers will be paid monthly in arrears.

The annual equity award will be in the form of restricted stock units (“RSUs”). The number of RSUs to be granted shall be determined by dividing the dollar amounts stated above by the volume-weighted average price (“VWAP”) of the Company’s common stock over the forty-five (45) trading days immediately preceding (but not including) the Grant Date, rounded to the nearest whole RSU.

Subject to each grantee’s continued service with the Company through the applicable vesting date, the awards made hereunder shall vest as to one-fourth (1/4) of the RSUs subject to each award (rounded down to the nearest whole share) upon the first four (4) quarterly anniversaries dates.

As of the resolution date October 31, 2024, with an effective date of October 1, 2024, there were seven board members entitled to the annual equity award of $160,000 and one board member entitled to the committee chair retainer of $40,000. As of October 1, 2024, the grant date, a total of 1,914,580 shares of the Company’s common stock, based on a VWAP of $0.61 per share. The fair value of the shares as of the grant date was $1,200,000.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

Employment Agreements

CEO Agreements

On January 14, 2021, the Company entered into a consulting agreement (“Consulting Agreement”) with Chang Advisory Inc. for Robby Chang (“Consultant”), to serve as the Company’s Chief Executive Officer and as a member of the Board of Directors. On September 17, 2024, the Consultant was terminated as Chief Executive Officer.

On September 17, 2024, the Company entered into an executive employment CEO Agreement with Steve Gutterman (the “CEO Agreement”), pursuant to which Mr. Gutterman will serve as the Company’s Chief Executive Officer, reporting to the Company’s Board. The CEO Agreement has a three-year term that may be renewed for successive one-year periods by written agreement.

The CEO Agreement provides for (A) a $450,000 annual base salary paid in accordance with our normal payroll practices and which may be increased by in the discretion of the Company’s board of directors (“Board”), but not reduced, (B) for 2024, a pro-rated bonus based on the Company’s and/or Mr. Gutterman’s achievement of performance goals, with the sum of the 2024 and 2025 bonuses being no less than 40% of Mr. Gutterman’s base salary, (C) a target annual bonus beginning in 2025 equal to 100% of base salary, with the actual amount of such bonus determined by the discretion of the Board, based on the achievement of individual and/or Company performance goals determined by our Board and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 15th and conditioned upon Mr. Gutterman’s continued employment through the payment date, (D) a target annual stock bonus beginning in 2025 equal to 100% of Mr. Gutterman’s base salary, which may be paid in the Company’s performance stock units or restricted stock units (“RSUs”) and which shall be subject to vesting conditions following the grant of such units, (E) a recommendation to the Board that the Board make a sign-on equity grant valued at $1,000,000 in the form RSUs calculated using a 30 day VWAP, which was $0.598, for a total of 1,671,681 shares. One-third of the RSUs vest on each of the first two anniversaries of the grant date for a total of 1,114,454 RSUs (“Time-based RSUs”) and the remaining one-third of 557,228 RSUs vest upon the Company’s remediation of certain stock exchange listing qualification failures that exist as of the effective date of the CEO Agreement (see below “Contingencies” for further explanation of the qualification failures) (“Market-based RSUs”), and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees.

On September 30, 2024, the grant date, the Company’s board of directors approved the issuance of the RSUs, pursuant to the CEO Agreement. The Company relied on guidance set by FASB Accounting Standards Update No. 2021-07 (issued and updated on October 2021) related to Compensation — Stock Compensation (“Topic 718”) to determine the impact on the Company. The grant date fair value for the 1,114,454 Time-based RSUs was estimated to be approximately $735,000 based on the Company’s closing price of $0.66 as of the grant date. The Company will recognize expense on a straight-line basis over the service period starting October 1, 2024. The remaining 557,228 Market-based RSUs were considered to have a market-based vesting as the milestones are based on the Company’s remediation of certain stock exchange listing qualifications, which are based on the market price and market capitalization of the Company’s common stock. As further required by Topic 718, a market-based award’s fair value is required to be expensed over the derived service period whether the milestone is met or not. The Company hired a third-party valuation firm to calculate the fair value of the Market-based Awards. The fair value of approximately $312,000 was determined by the use of a Monte-Carlo simulation model (i) over the period from September 30, 2024 through August 31, 2025 (the estimated date to achieve the remediation of the Nasdaq deficiencies over the period set forth in the CEO Agreement), (ii) a risk-free rate of 4.0%, (iii) volatility of 152.0%, (iv) a starting price of $0.68, (v) a price hurdle $1.00 and (vi) a time hurdle of 10 days, for a derived fair value of $0.56 per share and a derived service period of approximately 0.33 years.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

The CEO Agreement also provides Mr. Gutterman with the opportunity to earn an incentive bonus (the “Incentive Bonus”), with will become payable, if ever, in tranches following the Company’s attainment of certain stock price and market capitalization goals. The specific goals are as follows:

	Company Stock Price Goal	Company Market Capitalization Goal	Amount of Incentive Bonus Payable for Achievement of Tranche Goals
Tranche 1	$2.50 based on 30-day VWAP	$150 Million	100% of Base Salary
Tranche 2	$2.50 based on 30-day VWAP	$250 Million	200% of Base Salary
Tranche 3	$5.00 based on 30-day VWAP	$500 Million	300% of Base Salary
Tranche 4	$10.00 based on 30-day VWAP	$1 Billion	500% of Base Salary

No Incentive Bonus tranche will become payable unless both the stock price goal and the market capitalization goal (“Goals”) for the applicable tranche are satisfied, and the market capitalization goal is attained simultaneously with the stock price goal. Additionally, the Incentive Bonus may be earned in a change in control if the consideration paid per share of Company common stock exceeds an Incentive Bonus tranche stock price goal and the total value received in the transaction exceeds an Incentive Bonus tranche market capitalization goal. Under no circumstances may the performance goals for an Incentive Bonus tranche be achieved more than one time. The Incentive Bonus, to the extent any tranche becomes payable, will be paid within thirty days of the attainment of the applicable goals, subject to Mr. Gutterman remaining in continuous employment with the Company through each payment date. The Company will continue to evaluate the probability of the CEO’s achievement of the Goals. As of December 31, 2024, the Company has not accrued for the Incentive Bonus.

All bonuses payable under the CEO Agreement, except the stock bonus, may be paid in cash, Bitcoin, Company equity, or a mix of any of the foregoing.

Under the CEO Agreement, Mr. Gutterman will be entitled to receive the following severance payments and benefits upon a termination of his employment by the Company without “cause,” by Mr. Gutterman for “good reason” (each, as defined in the CEO Agreement and collectively, a “Qualifying Termination”), that does not occur in connection with a change in control:

(1)    the Accrued Obligations (as defined in the CEO Agreement),

(2)    Mr. Gutterman’s annual base salary, and

(3)    the product of (x) 12 and (y) Mr. Gutterman’s monthly cost for health and welfare benefits pursuant to his elections under the Company’s health and welfare benefit plans, as in effect on the termination date (collectively, the “Non-CIC Severance”)

The Non-CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release but no later than 74 days following Mr. Gutterman’s termination. If Mr. Gutterman incurs a Qualifying Termination within 30 days prior to or 12 months following a change in control, then in addition to the Non-CIC Severance, Mr. Gutterman will be entitled to the following:

(4)    An amount equal to 0.5 times Mr. Gutterman’s target bonus and

(5)    acceleration and vesting on a prorated basis (performance goals will be assumed to have been achieved at target) of each outstanding equity award held by Mr. Gutterman as of the termination date (but excluding the Incentive Bonus) (collectively, the “CIC Severance”).

To the extent payable in cash, the CIC Severance will be paid in a lump sum as soon as practicable following the effective date of a release, but no later than 74 days after Mr. Gutterman’s termination date. The severance payments and benefits described above are subject to Mr. Gutterman’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with his restrictive covenant obligations.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

The CEO Agreement includes certain restrictive covenants, which include non-solicitation and non-competition covenants during the term of the CEO Agreement and for the 12 months following. Further, the CEO Agreement includes a “best pay” provision under Section 280G of the Internal Revenue Code, pursuant to which any “parachute payments” that become payable to Mr. Gutterman will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Internal Revenue Code, whichever results in the better after-tax treatment to Mr. Gutterman.

Coinmint Co-location Mining Services Agreement

On July 1, 2021, the Company entered into an agreement with Coinmint, (as amended, the “Coinmint Agreement”), pursuant to which Coinmint agreed to provide up to approximately 22.0 MW of power and to perform all maintenance necessary to operate the Company’s miners at the Coinmint facility. On July 1, 2023, the Company entered into an amendment to the Coinmint Agreement, pursuant to which Coinmint agreed to provide up to approximately 27.5 MW of power and perform all maintenance necessary to operate the Company’s miners at the Coinmint facility. In exchange, Coinmint was reimbursed for direct production expenses and receives a performance fee based on the net cryptocurrencies generated by the Company’s miners deployed at the Coinmint facility. The initial term of the Coinmint Agreement was fifteen months with automatic renewals for subsequent three (3) month terms until and unless terminated as provided in the agreement.

The Company determined the agreement with Coinmint does not meet the definition of a lease in accordance with ASC 842, Leases.

On October 31, 2024, the Company notified Coinmint of its non-renewal of the Coinmint Agreement. The Coinmint Agreement expired on January 1, 2025.

Blockfusion Co-location Mining Services Agreement

On December 1, 2024, the Company entered into an agreement with Blockfusion USA, Inc. (“Blockfusion”) to provide hosting services for 3,780 of the Company’s bitcoin miners not to exceed 12MW of allocated power (“Blockfusion MSA”) for a period of twelve months (November 30, 2025), automatically renewing for one month extensions until terminated by either party, (“Term”). The Company is required to pay to Blockfusion a monthly facility fee of $13,000 per MW, for an aggregate of $156,000 (“Facility Fee”) for standard levels of maintenance of the Company’s Mining Equipment, including fault diagnosis and software upgrades, and racking and unracking of faulty machines. The Company’s monthly power usage will charge to the Company without a Blockfusion markup charge. At the signing of the Blockfusion MSA, the Company was required to pay (i) an initial monthly Facility Fee of $156,000 to be applied to the December 2024 Facility fee, (ii) a deposit in the aggregate of $600,000, as follows $200,000 on December 6, 2024, $200,000 on January 1, 2025 and $200,000 on February 1, 2025 (“Cash Deposit”) and (iii) the Company is required, prior to January 27. 2025, and thereafter at all times during the Term, maintain an irrevocable letter of credit, or prior to January 31, 2025 maintain a cash deposit and thereafter at all times during the Term, in the amount of $1,200,000 (“LOC Deposit”). As of the release date of these consolidated Financial Statements, the Cash Deposit has been paid and is not outstanding while the LOC Deposit remains outstanding.

The Company determined the agreement with Blockfusion does not meet the definition of a lease in accordance with ASC 842, Leases.

Mawson Agreement

On January 3, 2025, Gryphon entered into a Master Co-Location Agreement (the “Mawson Agreement”) with Mawson Hosting LLC (“Mawson”) with a right to host up to 5,880 miners in Mawson’s facility in Midland, Pennsylvania. Pursuant to the Mawson Agreement, the Company is entitled to 20 MW of power at a cost of approximately $23.50

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

per MW/hour paid monthly with a minimum fee of approximately $165,521 per month, as well as certain other fees set forth in the agreement. The Mawson Agreement has an initial term of one year and may be terminated on sixty days’ notice. Subsequent to December 31, 2024, the Company has delivered 6,719 bitcoin miners to Mawson.

The Company determined the agreement with Mawson does not meet the definition of a lease in accordance with ASC 842, Leases.

Sphere 3D MSA

On August 19, 2021, Gryphon entered into a Master Services Agreement (the “Sphere MSA”) with Sphere 3D. The Sphere 3D MSA has a term of three years, beginning on August 19, 2021, and terminating on August 18, 2024, with one-year automatic renewal terms thereafter. Under the Sphere MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location, with Gryphon receiving a percentage of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations.

On December 29, 2021, the Company and Sphere 3D entered into Amendment No. 1 to the Sphere 3D MSA, to provide greater certainty as to the term of the Sphere 3D MSA. Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years, or to five years in the event Sphere 3D does not receive delivery of a specified minimum number of Bitcoin mining machines during 2022.

The cryptocurrency earned from the Sphere 3D’s mining operations is held in a wallet, in which the Company holds the cryptographic key information and maintains the internal recordkeeping of the cryptocurrency. The Company’s contractual arrangements state that Sphere 3D retains legal ownership of the cryptocurrency; has the right to sell, pledge, or transfer the cryptocurrency; and benefits from the rewards and bears the risks associated with the ownership, including as a result of any cryptocurrency price fluctuations. The Sphere also bears the risk of loss as a result of fraud or theft unless the loss was caused by the Company’s gross negligence or the Company’s willful misconduct. The Company does not use any of the cryptocurrency resulting from the Sphere 3D MSA as collateral for any of the Company’s loans or other financing arrangements, nor does it lend, or pledge cryptocurrency held for Sphere.

A threat actor representing to be the Sphere 3D CFO inserted themselves into an email exchange between the Sphere 3D CFO and the Company’s former CEO, which also included Sphere 3D’s CEO, regarding the transfer of Sphere 3D’s BTC from the Company’s wallet to Sphere 3D’s wallet. The threat actor requested that the BTC be transferred to an alternate wallet. As a result, 26 BTC, with a value of approximately $560,000 at the time, was transferred to a wallet controlled by the threat actor. Via counsel, Gryphon engaged with US Federal law enforcement to recover the BTC. Despite these attempts by law enforcement to recover the BTC, recovery was not possible. Gryphon subsequently wired the commensurate amount in USD to Sphere 3D to make them whole for the stolen BTC. Gryphon also engaged a nationally recognized third-party firm to perform a forensic analysis. The analysis revealed that the threat actor did not enter the email exchange via Gryphon’s IT systems. Sphere 3D made a claim with its insurance carrier. If Sphere 3D is reimbursed by its insurance carrier, the Company would request reimbursement from Sphere 3D. The Company has also subsequently modified its control systems to protect against any future attempted incursions. As of March 31, 2023, the Company made the payment to Sphere 3D for $560,000, which was classified as a general and administrative expense on the consolidated statement of operations.

On April 7, 2023, Sphere 3D filed suit against Gryphon in the Southern District of New York. The lawsuit concerns the Sphere MSA between the parties where the Company agreed to act as Sphere 3D’s “exclusive provider of any and all management services for all blockchain and cryptocurrency-related operations.” Sphere 3D alleges that the Company has fallen short in its obligations under the Sphere MSA, and is suing for alleged breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty (such matter, the “Sphere 3D Litigation”).

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

On June 15, 2023, Sphere 3D filed an amended complaint in connection with the Sphere 3D Litigation, which clarified certain of Sphere 3D’s prior allegations. On June 28, 2023, the Company requested leave to file a motion to dismiss Sphere 3D’s claims for breach of fiduciary duty and breach of the implied covenant of good faith and fair dealing, which the Court granted on August 11, 2023. On August 18, 2023, the Company filed: (i) its motion to dismiss Sphere 3D’s claims for breach of fiduciary duty and breach of the implied covenant of good faith and fair dealing; and (ii) its answer and counterclaims against Sphere 3D, asserting, among other things, that Sphere had breached the Sphere MSA, breached the implied covenant of good faith and fair dealing in connection with that contract, acted negligently in connection with a separate incident, and defamed the Company. The Company’s answer and counterclaims further asserted the defamation counterclaim against Sphere 3D’s Chief Executive Officer, Patricia Trompeter, personally.

On September 20, 2023, Sphere 3D filed a second amended complaint in connection with the Sphere 3D Litigation, which added a claim against the Company alleging that the Company’s counterclaim for defamation against Sphere 3D violated New York’s anti-SLAPP law.

On October 6, 2023, Sphere 3D delivered a termination notice to the Company with respect to the Sphere MSA, largely on the basis of the allegations made by Sphere 3D in the Sphere 3D Litigation (the “Sphere 3D MSA Termination”). On October 11, 2023, the Company filed an answer to Sphere 3D’s second amended complaint, in which, among other things, the Company alleged that Sphere 3D’s attempted termination of the Sphere MSA was wrongful and ineffective, because it violated the terms of the Sphere MSA, and thus that Sphere 3D continues to owe the Company all amounts to which it would otherwise be entitled under the Sphere MSA through that contract’s term ending in August 2026.

On March 15, 2024, the Company has collected all outstanding balances associated with the direct pass-through of costs as well as management revenues billed through October 6, 2023 associated with hosting Sphere 3D’s miners at the Coinmint and Core facility previously held as Accounts Receivable as of December 31, 2023.

During Q1 2024, the Company remitted all digital assets held for other parties and restricted cash to Sphere 3D. As of December 31, 2024 and 2023, the Company held approximately 0 and 21.47 bitcoin, respectively, with a value of approximately $0 and $908,000, respectively, classified as digital assets held for other parties on the balance sheet. Also, as of December 31, 2024 and 2023, the Company held approximately $0 and $8,000, respectively of cash generated from the sale of Sphere 3D BTC, to be used to make payments related to the Sphere MSA, classified as restricted cash on the balance sheet.

Subsequent to year end, on March 7, 2025, The Company and Sphere 3D entered into a settlement and release agreement on mutually acceptable terms. The Settlement Agreement fully resolved all pending litigation between the Company and Sphere, and each party fully released the other party from any known or unknown and unsuspected claims. The Settlement Agreement further provided that each party will bear its own costs in connection with the litigation. See Note 13 — Subsequent Events.

Contingencies

The Company is subject at times to various claims, lawsuits, and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in the ordinary course of business are covered by the Company’s insurance program. The Company maintains the property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention, or deductible based on currently available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 8 — COMMITMENTS AND CONTINGENCIES (cont.)

the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statements of operations. Management, with the assistance of outside counsel, may, from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that other than with regard to the Class Action described below, any material loss, if any, will result from any claims, lawsuits, and proceedings to which the Company is subject to either individually, or in the aggregate.

On September 5, 2024 and September 13, 2024, the Company received deficiency notices from Nasdaq, who have certain stock exchange listing qualification requirements, such as the Company to maintain a stock price of at least $1.00 and maintain MVLS of at least $35,000,000 (the “Deficiencies”). The Company had a period of 180 calendar days, or until March 4, 2025 to regain compliance with the minimum bid price requirement. Also, the Company had a period of 180 calendar days, or until March 12, 2025, to regain compliance with the $35,000,000 MVLS Requirement. As of the issuance of these financial statements, the Company had not remedied the Deficiencies and received a delisting notice for each the two Deficiencies. As part of the Nasdaq’s delisting policy, the Company has the right to petition for a hearing with the Nasdaq’s board. The Company has submitted petitions for each of the Deficiencies and will present a compliance plan to a Nasdaq Hearing Panel on April 15, 2025.

NOTE 9 — STOCKHOLDERS’ DEFICIT

As of December 31, 2024, the Company has 155,000,000 shares authorized, of which 150,000,000 shares are common stock and 5,000,000 shares are preferred stock, of which no class has been designated.

In February 2024, the Company filed a certificate of amendment to the amended and restated articles of incorporation (“Amendment”) to authorize a reverse stock split. Effective with the Amendment every twenty (20) shares of the Company’s issued and outstanding common stock were converted into one (1) share of the Company’s issued and outstanding common stock (“Stock Split”). The per shares numbers and amounts as presented in these financial statements have been adjusted for the Stock Split.

In February 2024, the Company filed certificates of elimination of certificate of designation for each of the (i) series A convertible redeemable preferred stock, (ii) series B convertible redeemable preferred stock, (iii) series C preferred stock and (iv) special voting preferred stock. The designated number of shares for each of these designated preferred series have been reverted back to unissued preferred stock.

Private Placement

On January 31, 2024, the Company initiated a private placement for the sale of the Company’s common stock for a purchase price of $2.83 per share. The Company issued 493,791 shares of common stock for total proceeds of $1,395,000.

At The Market Offering (ATM)

On April 19, 2024, the Company commenced a new At The Market offering program with B. Riley Inc., Ladenburg Thalmann & Co. Inc., Kingswood Investments, a division of Kingswood Capital Partners, LLC, PI Financial (US) Corp. and ATB Capital Markets USA Inc., each respectively acting as sales agents, under which the Company may offer and sell shares of its Common Stock from time to time through the sales agents having an aggregate offering price of up to $70,000,000. As of December 31, 2024, the Company sold 5,182,929 shares under this program for proceeds of $3,701,000, net of $343,000 of direct offering costs.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

Common Stock Issued for Services

In August 2024, the Company entered into an agreement with a vendor pursuant to which the Company issued 56,600 shares of common stock to such vendor for payment of an outstanding payable in the amount of approximately $47,000. The shares were valued at the fair market value of approximately $47,000, which was the closing trading price for the Company’s common stock on the date of issuance.

On April 8, 2024, the Company entered into an agreement with a vendor pursuant to which the Company issued 387,597 shares of common stock to such vendor. The shares were valued at the fair market value of approximately $632,000, which was the closing trading price for the Company’s common stock on the date of issuance.

On April 16, 2024, the Company entered into an agreement with a vendor pursuant to which the Company issued 800,000 shares of common stock to such vendor. The shares were valued at the fair market value of approximately $1,160,000, which was the closing trading price for the Company’s common stock on the date of issuance. The Company also made a one-time payment to the vendor of $600,000.

Restricted common stock awards

The table below summarizes the compensation expense related to the Company’s restricted stock awards for the years ended December 31:

	2024	2023
Directors
October 1, 2024 – 1,914,580 Directors’ share grant of common stock	$623,000	$—
February 23, 2023 – 168,419 share grant of common stock	109,000	190,000

Consultants
December 5, 2024 – 58,644 share grant of common stock	—	20,000
August 23, 2023 – 48,000 share grant of common stock	—	24,000
October 26, 2021 – 17,724 share grant of common stock	—	129,000
October 22, 2021 – 8,637 share grant for common stock	—	66,000
October 20, 2021 – 17,724 share grant for common stock	—	154,000

Employees
December 17, 2024 – VP Energy 500,000 share grant of common stock	5,000	—
September 30, 2024 – CEO 1,671,682 share grant of common stock	454,000	—
June 19, 2023 – CFO 675,058 share grant of common stock	397,000	530,000
April 4, 2022 – CFO 166,667 share grant of common stock	—	395,000

Stock-based compensation expense reversal for April 4, 2022 grant	—	(1,910,000)

Other
Officer contributed capital	—	250,000
	$1,588,000	$(152,000)

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

The following table presents a summary of the activity of the RSUs:

	Number of Units	Weighted Average Grant-date er Share Fair Value
Balance as of December 31, 2022	—	—
Granted	843,478	$1.51
Vested	(112,508)	$1.40
Forfeited	—	$—
Balance as of December 31, 2023	730,970	$1.53
Granted	4,086,261	$0.62
Vested	(196,720)	$1.56
Forfeited	—	$—
Balance as of December 31, 2024	4,620,511	$0.73

As of December 31, 2024, there was approximately $2,301,000 unrecognized compensation cost related to the service-based RSUs, which is expected to be recognized over a remaining weighted-average vesting period of approximately 2 years.

On December 17, 2024 (“Grant Date”), the Company’s Senior Vice President of Energy (“VP Energy”) was granted a time time-based equity grant of 500,000 shares of the Company’s common stock pursuant to an equity incentive plan. The Equity Grant shall vest over a four (4)-year period beginning on the Grant Date, subject to VP Energy’s continued employment with the Company through the relevant vesting date, in accordance with the following schedule. The equity award was valued as of the grant date at $0.477 per share for a total of $239,000. The grant date fair value was estimated to be fair value of the Company’s common stock on the Grant Date. The equity compensation expense for the year ended December 31, 2024 amounted to approximately $5,000.

On September 30, 2024, the grant date, the Company’s board of directors approved the issuance of the RSUs, pursuant to the CEO Agreement (as further described NOTE 8 — COMMITMENTS AND CONTINGENCIES). The equity compensation expense for the year ended December 31, 2024 amounted to approximately $312,000 for the Market-based RSUs and approximately $142,000 for the Time-based RSUs.

On June 19, 2023, the Company’s CFO was granted a time-based equity grant of 675,058 shares of the Company’s common stock pursuant to an equity incentive plan. The Equity Grant shall vest over a three (3)-year period beginning on the Effective Date, subject to CFO’s continued employment with the Company through the relevant vesting date, in accordance with the following schedule. The equity award was valued as of the grant date at $2.42 per share for a total of $946,000. The Company was under a binding agreement to merge with Akerna as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio defined in the Akerna Merger, as the Company believes that the Akerna trading is the most readily determined value in accordance with ASC 718-10-55-10 to 12. Akerna is publicly traded (Nasdaq: GRYP). The equity compensation expense for the years ended December 31, 2024 and 2023 amounted to approximately $397,000 and $530,000, respectively.

On February 23, 2023, the Company entered into Independent Director agreements with two individuals. As part of the compensation for the agreements, the Company granted restricted stock of 84,210 to each of the directors for a total of 168,419 shares of the Company’s common stock. The shares vest every six months in six equal installments of 14,035 shares for a total of 28,070 shares. The equity award was valued as of the grant date at $3.36 per share for a total of $328,000. The Company was under a binding agreement to merge with Akerna as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio defined in the Akerna

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

Merger, as the Company believes that the Akerna trading is the most readily determined value in accordance with ASC 718-10-55-10 to 12. Akerna is publicly traded (Nasdaq: GRYP). The equity compensation expense for the year ended December 31, 2024 amounted to approximately $109,000.

On April 4, 2022, the Company entered into an employment agreement with an individual. The agreement provided for an annual cash compensation of $230,000 paid in equal installments on a monthly basis. Also, the employee was granted equity compensation of 863,687 shares of the Company’s common stock. The equity award vests 143,947 shares upon the six-month anniversary, 287,896 shares vest in equal quarterly installments commencing on the nine-month anniversary, and 431,844 shares vest in equal monthly installments commencing on the 19-month anniversary. The equity award was valued as of the grant date at $9.487 per share for a total of $4,744,000. The Company was under a binding agreement to merge with Sphere 3D as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio as defined in the Sphere 3D Merger Agreement, as the Company believes that the Sphere 3D trading is the most readily determinable value in accordance with ASC 718-10-55-10 to 12. Sphere 3D is publicly traded (Nasdaq: ANY). In January 2023, the employee resigned and vested ownership over 71,975 restricted common stock awards valued at $9.487 per share. The remaining unissued shares were canceled and the associated compensation expense in prior years of $1,910,000 was recaptured.

On October 26, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 17,274 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 4,318 Shares will vest on the six-month anniversary of the Effective Date, 4,318 Shares will vest on the first-year anniversary of the Effective Date, 4,318 Shares will vest on the eighteen-month anniversary, and the 4,318 Shares will vest on the second-year anniversary of the Effective Date. The equity award was valued as of the grant date at $33.48 per share for a total of $322,000. The Company was under a binding agreement to merge with Sphere 3D as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio as defined in the Sphere 3D Merger Agreement, as the Company believes that the Sphere 3D trading is the most readily determinable value in accordance with ASC 718-10-55-10 to 12. Sphere 3D is publicly traded (Nasdaq: ANY). Compensation expenses for the years ended December 31, 2024 and 2023 amounted to approximately $0 and $129,000, respectively.

On October 22, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 8,637 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 2,159 Shares will vest on the six-month anniversary of the Effective Date, 2,159 Shares will vest on the first-year anniversary of the Effective Date, 2,159 Shares will vest on the eighteen-month anniversary, and the 2,159 Shares will vest on the second-year anniversary of the Effective Date. The equity award was valued as of the grant date at $33.90 per share for a total of $163,000. The Company was under a binding agreement to merge with Sphere 3D as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio as defined in the Sphere 3D Merger Agreement, as the Company believes that the Sphere 3D trading is the most readily determinable value in accordance with ASC 718-10-55-10 to 12. Sphere 3D is publicly traded (Nasdaq: ANY). Compensation expenses for the years ended December 31, 2024 and 2023 amounted to $0 and $66,000, respectively.

On October 20, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 17,274 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 4,318 Shares will vest on the six-month anniversary of the Effective Date, 4,318 Shares will vest on the first-year anniversary of the Effective Date, 4,318 Shares will vest on the eighteen-month anniversary, and the 4,318 Shares will vest on the second-year anniversary of the Effective Date. The equity award was valued as of the grant date at $39.48 per share for a total of $380,000. The Company was under a binding agreement to merge with Sphere 3D as of the grant date. Therefore, the grant date fair value was estimated to be the per-share value based on the exchange ratio as defined in the Sphere 3D Merger Agreement, as the Company believes that the Sphere 3D trading is the most readily determinable value in accordance with ASC 718-10-55-10 to 12. Sphere 3D is publicly traded (Nasdaq: ANY). Compensation expenses for the year ended December 31, 2024 and 2023 amounted to $0 and $154,000, respectively.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 9 — STOCKHOLDERS’ DEFICIT (cont.)

Warrants

Transactions involving warrants are as follows for the year ended December 31,:

2024	Number of Shares	Weighted Average Strike Price/Share	Weighted Average Remaining Contractual Term (Years)	Weighted Average Grant Date Fair Value	Weighted Average Intrinsic Value
Outstanding – December 31, 2023	1,844,781	$9.84	0.55	$1.36	$—
Granted	5,530,198	0.55	9.68	0.55	0.39
Exercised	(165,622)	0.006	0.75	9.06	1.48
Expired	(1,679,159)	10.98	—	7.55	—
Outstanding – December 31, 2024	5,530,198	0.55	9.68	0.55	0.39
Exercisable – December 31, 2024	5,530,198	0.55	9.68	0.55	0.39
Non-exercisable – December 31, 2024	—	$—	—	$—	$—

During the year ended December 31, 2024, 165,622 and 1,679,159 warrants were exercised and expired, respectively.

2023	Number of Shares	Weighted Average Strike Price/Share	Weighted Average Remaining Contractual Term (Years)	Weighted Average Grant Date Fair Value	Weighted Average Intrinsic Value
Outstanding – December 31, 2022	1,844,781	$9.84	1.39	$1.36	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Expired	—	—	—	—	—
Outstanding – December 31, 2023	1,844,781	9.84	0.55	1.36	—
Exercisable – December 31, 2023	1,844,781	9.84	0.55	1.36	—
Non-exercisable – December 31, 2023	—	$—	—	$—	$—

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, approximate their respective fair values due to the short-term nature of such instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made. The Company had the following financial assets and liabilities as of the dates presented below:

	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$115,000	$115,000	$—	$—
Digital assets	$1,016,000	$1,016,000	$—	$—

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

	Balance as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Digital assets held for other parties	$908,000	$908,000	$—	$—
Marketable securities	$403,000	$403,000	$—	$—
Liabilities:
Liability related to digital assets held for other parties	$916,000	$916,000	$—	$—
BTC Note	$14,868,000	$14,868,000	$—	$—

The Company determines the fair value of its assets and liabilities based on the quoted market prices as of December 31, 2024 and 2023. For the marketable securities the market value is based on the quoted market price on the US exchange. For the digital assets and BTC Note, the Company used the quoted market price per Coinbase.

NOTE 11 — REVERSE MERGER

As described in Note 1, Legacy Ivy merged with Akerna on February 9, 2024. The merger was accounted for as a reverse recapitalization with Legacy Ivy as the accounting acquirer. The primary pre-combination assets of Akerna were cash and cash equivalents. Under reverse recapitalization accounting, the assets and liabilities of Akerna were recorded at their fair value which approximated book value due to the short-term nature of the accounts. No goodwill or intangible assets were recognized. Consequently, the consolidated financial statements of the Company reflect the operations of Legacy Ivy for accounting purposes, together with a deemed issuance of shares equivalent to the shares held by the former stockholders of Akerna, the legal acquirer, and a recapitalization of the equity of Legacy Ivy, the accounting acquirer.

As part of the reverse recapitalization, the Company acquired $500,000 of cash and cash equivalents. The Company also assumed accounts payable and accrued expenses of $2.8 million and the net book value is recorded in additional paid-in capital in the accompanying consolidated statements of stockholders’ equity (deficit) for the year ended December 31, 2024. Akerna’s operation had ceased concurrent with the merger and were deemed to be de minimis in value at the transaction date.

NOTE 12 — INCOME TAXES

For the period ended December 31, 2024 the Company generated no current income taxes due to the Company generating net operating losses whereas for the period ended December 31, 2023, the Company generated a current tax benefit of ($176,000). Additionally, no deferred income taxes have been recorded due to the uncertainty of the realization of any tax assets. On December 31, 2024, the Company has federal and state net operating loss carryforwards available to offset future taxable income of approximately $38,580,000. For federal purposes, there is an unlimited carryforward period, and for state purposes, the net operating losses begin to expire in 2041.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 12 — INCOME TAXES (cont.)

The income tax (benefit)/expense attributable to loss consisted of the following, for the year ended December 31,:

	2024	2023
Current provision for income taxes:
Federal	$—	$(176,000)
State	—	—
Total current income tax	—	(176,000)

Deferred tax expense:
Federal	—	—
State	—	—
Total deferred tax	—	—
Total income tax	$—	$(176,000)

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	2024	2023
Taxes calculated at federal rate	21.0%	21.0%
Permanent differences	(0.5)	—
State tax, net of federal impact	3.9	3.2
Return to provision	—	(0.7)
Other	(2.9)	—
Change in valuation allowance	(21.5)	(23.0)
Provision for income taxes	0.0%	0.5%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, are presented below:

	2024	2023
Deferred tax assets
Net operating loss carryforwards	$9,436,000	$10,002,000
Stock based compensation	4,203,000	4,019,000
Accrued Expenses	252,000	208,000
Mining equipment	1,825,000	251,000
Digital asset Impairment	335,000	842,000
Total deferred tax assets	16,051,000	15,322,000

Deferred tax liability
Mining equipment	—
Change in FV of Derivative	—	(3,546,000)
Total deferred tax liability	—	(3,546,000)

Net deferred tax assets	16,051,000	11,776,000
Valuation allowance	(16,051,000)	(11,776,000)
Net deferred tax	$—	$—

Deferred tax assets and liabilities are computed by applying the federal and state income tax rates in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards. In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these deductible temporary differences reverse.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 12 — INCOME TAXES (cont.)

For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on all available evidence, including the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets on December 31, 2024, and 2023. During the years ended December 31, 2024, and 2023, the valuation allowance increased by $4,275,000 and $6,608,000, respectively. The increase was attributable to the increase in our net operating loss carryforwards and several other deferred tax assets. The total valuation allowance results from the Company’s estimate of its inability to recover its net deferred tax assets.

On December 31, 2024, the Company has federal and state net operating loss carryforwards, which are available to offset future taxable income, of approximately $38,580,000 which for federal purposes has an unlimited carryforward period and begins to expire in 2041 for state purposes. These carryforwards may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes that would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Sections 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis. If a change in ownership were to have occurred, NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

The Company files income tax returns in the United States and various state jurisdictions. Due to the Company’s carryforward of net operating losses all tax years are open and subject to income tax examination by tax authorities. The Company’s policy is to recognize interest expenses and penalties related to income tax matters as a tax expenses. As of December 31, 2024 and 2023, there are no unrecognized tax benefits, and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

The Company is in the process of analyzing its NOL and has not determined if the company has had any change of control issues that could limit the future use of NOL. The NOL carryforwards that were generated after 2017 of approximately $38,580,000 may only be used to offset 80% of future taxable income and are carried forward indefinitely.

NOTE 13 — SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The management of the Company determined there are no reportable events for the year ended December 31, 2024, except for the following.

Issuance of shares of common stock

In January 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional and accredited investors and certain directors and officers of the Company (and certain of their affiliated parties) for the purpose of raising approximately $2,820,000 in gross proceeds for the Company. Of the gross proceeds, approximately $670,000 was received in December 2024 with approximately $2,150,000 received in January 2025. The Company incurred legal fees of approximately $75,000 associated with the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Company sold in a registered direct offering an aggregate of (i) 6,941,856 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share and (ii) warrants to purchase 6,941,856 shares of the Company’s common stock at an exercise price of $1.50 per share, at a combined purchase price per share and accompanying warrant equal to $0.40 for third-party investors and $0.516 for directors and officers of the Company.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 13 — SUBSEQUENT EVENTS (cont.)

In January 2025, the Company raised net proceeds of approximately $2,336,000 from the ATM for the issuance of 4,563,552 shares.

In January 2025, the Company entered into an investor relations consulting agreement. The agreement is for a period of six months with equal monthly payments of $12,500 and the issuance of 350,000 shares of the Company’s common stock.

In January 2025, the Company issued 283,333 shares of the Company’s common stock as payment for a consulting agreement.

In January 2025, the Company issued 591,155 shares of the Company’s common stock in accordance with the vesting schedule for the Board RSUs.

Purchase of mining machines

In March 2025, the Company purchased 1,900 S19JPro series machines with an extended warranty. The purchase price was a cash payment of approximately $608,000 and the issuance of $100,000 of the Company’s common stock. As of March 31, 2025, the Company paid $558,000 of the $608,000 cash payment due. The issuance of $100,000 of the Company’s common stock remains outstanding.

Potential acquisitions

Captus Energy

On January 8, 2025, the Company and Alberta Ltd., entered into a Share and Unit Purchase Agreement (the “Captus Agreement”) with BTG Energy Corp., a Canadian corporation (“BTG Energy”), BTG Power Corp., a Canadian corporation (“BTG Power”) and West Lake Energy Corp., a Canadian corporation (“West Lake,” and together with BTG Energy and BTG Power, the “Vendors”). Pursuant to the Captus Agreement, the Company will acquire from the Vendors all of the issued and outstanding shares or units, as applicable, of (i) Captus Generation Ltd. (“Captus GP”) and BowArk Energy Ltd., each a Canadian corporation, and (ii) Captus General Limited Partnership, a Canadian limited partnership (collectively “Captus Energy,” and the transaction contemplated by the Captus Agreement, the “Captus Acquisition”).

Captus GP owns 850 acres in Pincher Creek, Alberta (the “Captus Site”). The acreage contains characteristics management considers to be highly suitable for the development of AI HPC. These characteristics include: 1) redundant natural gas lines, 2) grid connectivity, 3) a deplete reservoir that can be used for onsite carbon sequestration, 4) access to non-potable water and 5) proximity to telecom connectivity. Gryphon intends to develop the site for revenue producing activities.

The aggregate consideration payable by the Company to the Vendors is CAD $24.0 million (the “Cash Consideration”), subject to adjustment in accordance with the terms of the Captus Agreement. In November 2024, the Company paid a cash deposit of $143,759 (CAD $200,000) to Captus GP for the benefit of the Vendors (the “LOI Cash Deposit”). Within two business days of the date of the Captus Agreement, the Company paid a cash deposit of $704,641 (CAD $1,000,000) to Captus GP for the benefit of the Vendors (the “Signing Cash Deposit,” and together with the LOI Cash Deposit, the “Cash Deposits”). The Cash Deposits may be applied towards the payment of the Cash Consideration in accordance with the terms of the Captus Agreement, and the remainder of the Cash Consideration will be paid by the Company upon closing.

The transaction remains subject to certain conditions, including the transfer and assignment of certain agreements from the Vendors to the Company. Pending approval by the Alberta Energy Regulator, BTG Energy and West Lake will hold certain well, pipeline and facility licenses in trust for an agreed fee.

Gryphon Digital Mining, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

NOTE 13 — SUBSEQUENT EVENTS (cont.)

In connection with the Captus Agreement, on January 8, 2025, as a material inducement to their agreeing to become employees of the Company, the Company granted a restricted stock award to each of Harry Andersen, Paul Connolly, Mark Taylor and Steve Giacomin (collectively, the “Restricted Stock Awards”). The Restricted Stock Awards were intended to constitute “employment inducement awards” under the Nasdaq Stock Market Rules. The aggregate restricted stock shares issued was 4,083,003.

Each of the Restricted Stock Awards vests in three equal installments on the first three anniversaries of the grant date subject to the grantee’s continued engagement with the Company through each applicable vesting date, provided however, that the Restricted Stock Awards will accelerate and vest immediately upon the grantee’s death, disability, termination by the Company without “cause” (as defined in each Restricted Stock Award agreement), or the consummation of a change in control of the Company.

On March 19, 2025, the Company’s Board of Directors approved the execution of a strategic advisory business service agreement (“Advisory Agreement”) with Bower Four Capital Corp. Pursuant to the Advisory Agreement, the Advisor will provide general strategic advice and guidance regarding the Company’s business, proposed transactions and M&A activity. The term of the agreement will be for a period of thirty-six months subject to renewal for one or more additional six-month periods. If the Captus Acquisition closes, the Company will be required to issue 6,000,000 shares of the Company’s common stock and a warrant to purchase 6,000,000 shares of the Company’s common stock at $0.50 per share. As of March 31, 2025, the Advisory Agreement has not been executed by the parties thereto.

Erikson Purchase Agreement

On February 14, 2025, the Company gave Erikson notice of the cancellation of the Erikson Purchase Agreement.

Litigation

On March 7, 2025, The Company and Sphere 3D entered into a settlement and release agreement on mutually acceptable terms. The Settlement Agreement fully resolved all pending litigation between the Company and Sphere, and each party fully released the other party from any known or unknown and unsuspected claims. The Settlement Agreement further provided that each party will bear its own costs in connection with the litigation.

Nasdaq Compliance

On March 11, 2025, the Company received NASDAQ delisting notice for non-compliance with the Bid Price Rule as set forth in Listing Rule 5550(a)(2)

On March 14, 2025, the Company received NASDAQ delisting notice for non-compliance with the MVLS requirements as set forth in Listing Rule 5550(b)(2)

American Bitcoin Corp.
Condensed Balance Sheets
(in USD thousands, except share and per share data)

	Condensed Unaudited March 31, 2025	Condensed Combined Audited December 31, 2024
Assets
Current assets
Deposits and prepaid expenses	$—	$42,650
Derivative asset	—	18,076
Digital assets – pledged for miner purchase	—	92,389
Total current assets	—	153,115

Non-current assets
Digital assets – held in custody	—	525,236
Digital assets – pledged as collateral	—	331,876
Property and equipment, net	121,112	43,089
Goodwill	—	53,082
Total non-current assets	121,112	953,283
Total assets	$121,112	$1,106,398

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued expenses	$—	$31,012
Derivative liability	—	18,437
Income tax payable	—	889
Total current liabilities	—	50,338

Non-current liabilities
Deferred tax liabilities	5,355	40,993
Total non-current liabilities	5,355	40,993
Total liabilities	$5,355	$91,331

Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock, $0.0001 par value; 1,100,000,000 shares authorized; 50,500,000 shares issued and outstanding as of March 31, 2025	5	—
Additional paid-in capital	115,752	—
Accumulated other comprehensive (loss) income	—	(48,347)
Former net parent investment	—	1,063,414
Total stockholders’ equity	115,757	1,015,067
Total liabilities and stockholders’ equity	$121,112	$1,106,398

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Operations and Comprehensive (Loss) Income
(in USD thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Revenue	$12,338	$30,357

Cost of revenue (exclusive of depreciation and amortization shown below)	11,651	16,810

Operating expenses (income):
Depreciation and amortization	6,424	7,125
General and administrative expenses	14,368	11,806
Loss on sale of property and equipment	2,454	—
Losses (gains) on digital assets	112,394	(274,540)
Total operating expenses (income)	135,640	(255,609)
Operating (loss) income	(134,953)	269,156

Other income (expense):
Interest expense	—	(1,296)
Gain on derivatives	20,862	—
Total other income (expense)	20,862	(1,296)

(Loss) income from continuing operations before taxes	(114,091)	267,860

Income tax benefit (provision)	13,468	(33,896)
Net (loss) income from continuing operations	(100,623)	233,964

Loss from discontinued operations (net of income tax benefit of nil, and $1.1 million respectively)	—	(3,554)

Net (loss) income	$(100,623)	$230,410

Other comprehensive (loss) income:
Foreign currency translation adjustments	4,467	(15,137)
Total comprehensive (loss) income	$(96,156)	$215,273

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Stockholders’ Equity
(in USD thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Former Parent Net Investment	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2023	—	$—	$—	$10,997	$462,787	$473,784
Net income	—	—	—	—	230,410	230,410
Net transfers from parent	—	—	—	—	7,735	7,735
Foreign currency translation adjustments	—	—	—	(15,137)	—	(15,137)
Balance, March 31, 2024	—	$—	$—	$(4,140)	$700,932	$696,792

Balance, December 31, 2024	—	$—	$—	$(48,347)	$1,063,414	$1,015,067
Net loss(a)	—	—	—	—	(100,623)	(100,623)
Net transfers from parent	—	—	—	—	(798,687)	(798,687)
Foreign currency translation adjustments	—	—	—	4,467		4,467
Disposition of cumulative translation adjustment	—	—	—	43,880	(48,347)	(4,467)
Issuance of shares at separation	50,500,000	5	115,752	—	(115,757)	—
Balance, March 31, 2025	50,500,000	$5	$115,752	$—	$—	$115,757

____________

(a)      Net loss from January 1, 2025 through March 31, 2025 is attributed to the former parent as it was the sole shareholder prior to March 31, 2025.

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Condensed and Combined Statements of Cash Flows
(in USD thousands)

	Unaudited Condensed Three Months Ended March 31, 2025	Unaudited Condensed Combined Three Months Ended March 31, 2024
Operating activities
Net (loss) income	$(100,623)	$230,410
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,424	7,125
Stock-based compensation	2,145	2,639
Bitcoin mining revenue	(12,338)	(30,357)
Losses (gains) on digital assets	112,394	(274,540)
Deferred tax assets and liabilities	(19,890)	33,064
Gain on derivatives	(20,862)	—
Loss on sale of property and equipment	2,454	—
Amortization of debt discount	—	1,304
Loss on discontinued operations	—	3,554
Changes in assets and liabilities:
Deposits and prepaid expenses	—	6,924
Income taxes payable	(889)	(318)
Accounts payable and accrued expenses	(13,468)	(14,150)
Net cash used in operating activities	(44,653)	(34,345)

Investing activities
Proceeds from sale of digital assets	3,429	36,109
Proceeds from sale of property and equipment	2,563	—
Net cash (used in) provided by investing activities	5,992	36,109

Financing activities
Repayment from loans payable	—	(6,860)
Legal contribution of mining operations to ABTC	955,245	—
Distribution to parent	(115,752)	—
Net parent investment	(800,832)	5,096
Net cash provided by (used in) financing activities	38,661	(1,764)

Net increase (decrease) in cash	—	—
Cash, beginning of period	—	—
Cash, and restricted cash, end of period	$—	$—

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation

Description of business

American Bitcoin Corp. (“ABTC”), formerly known as American Data Centers Inc., is a Bitcoin mining company that was incorporated in the state of Delaware in November 2024. On March 31, 2025, through the Transactions (as defined below), ABTC became a majority-owned subsidiary of Hut 8 Corp. (including its consolidated subsidiaries, “Parent”). ABTC did not historically operate as a standalone company. Unless otherwise indicated, ABTC’s results of operations reflected herein refer to Parent’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Parent’s “Compute” segment. See “Basis of presentation” below. The business of ABTC is (i) the operation of application-specific integrated circuit (“ASIC”) miners for the purpose of mining Bitcoin and (ii) the strategic accumulation of Bitcoin.

The Transactions

Transaction with American Data Centers Inc.

On March 31, 2025, Parent, American Data Centers Inc. (“ADC”), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Agreement”), pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Transactions”). In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent.

The Transactions were effectuated as follows:

On March 14, 2025, Parent created American Bitcoin Holdings LLC (“ABH”), a wholly-owned subsidiary, and on March 30, 2025, transferred substantially all of Parent’s wholly-owned ASIC miners to ABH as a transfer under common control.

On March 31, 2025, under the Agreement, ABH acquired shares of Class B Common Stock of ADC representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC in exchange for ABH’s ASIC miners, representing the business of ABTC. In connection with the Transactions, ADC was renamed American Bitcoin Corp.

In connection with the Transactions, Parent and ABTC entered into a Master Services Agreement and a Master Colocation Services Agreement providing for Parent and its personnel to perform day-to-day commercial and operational management services and ASIC colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Parent and ABTC also entered into a Shared Services Agreement, pursuant to which Parent and its personnel would provide back-office support services to ABTC.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

The following table presents a reconciliation of the unaudited condensed combined balance sheet of ABTC as of March 31, 2025, prior to the effectiveness of the Transactions, and the unaudited condensed balance sheet of ABTC as of March 31, 2025, following the effectiveness Transactions:

	ABTC’s Combined Balance Sheet	Legal Contribution	ABTC’s Balance Sheet
Assets
Current assets
Cash	$—	$—	$—
Deposits and prepaid expenses	36,920	(36,920)	—
Derivative assets	21,397	(21,397)	—
Digital assets – pledged for miner purchase	79,893	(79,893)	—
Total current assets	138,210	(138,210)	—

Non-current assets
Digital assets – held in custody	597,743	(597,743)	—
Digital assets – pledged as collateral	169,608	(169,608)	—
Property and equipment, net	123,079	(1,967)	121,112
Goodwill	53,169	(53,169)	—
Total non-current assets	943,599	(822,487)	121,112
Total assets	$1,081,809	$(960,697)	$121,112

Liabilities and equity
Current liabilities
Accounts payable and accrued expenses	$108,235	$(108,235)	$—
Derivative liability	896	(896)	—
Income tax payable	19	(19)	—
Total current liabilities	109,150	(109,150)	—
Non-current liabilities
Deferred tax liability	21,103	(15,748)	5,355
Total liabilities	130,253	(124,898)	5,355
Stockholders’ equity
Parent net investment	995,436	(995,436)	—
Common Stock	—	5	5
Additional paid-in capital	—	115,752	115,752
Accumulated other comprehensive income	(43,880)	43,880	—
Total stockholders’ equity	951,556	(835,799)	115,757
Total liabilities and stockholders’ equity	$1,081,809	$(960,697)	$121,112

Transaction with Gryphon Digital Mining, Inc.

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and ABTC entered into an Agreement and Plan of Merger (the “Merger Agreement” and such transactions, the “Mergers”). Following the Mergers, Gryphon will be renamed American Bitcoin Corp. (the “Combined Company”) and ABTC’s business is expected to be the business of the Combined Company.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Basis of presentation

Until the effectiveness of the Transactions on March 31, 2025, ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Parent’s “Compute” segment and not as a standalone company. ABTC’s Condensed Combined Financial Statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC have been prepared on a carve-out basis through the use of a management approach from Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations had been conducted independently from Parent. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Parent.

Following the effectiveness of the Transactions on March 31, 2025, ABTC began operating as a standalone entity with its own accounting and financial records. ABTC’s condensed balance sheet as of March 31, 2025 reflects the assets and liabilities that ABTC directly owns or is legally obligated to satisfy, respectively, post-Transactions. Starting March 31, 2025, following the effectiveness of the Transactions, ABTC’s results of operations are the results directly attributed to its standalone operations rather than the Bitcoin mining operations of Parent. Note that the post-Transactions operational activity for March 31, 2025 was deemed immaterial to ABTC’s Statements of Operations and Comprehensive Income (Loss).

Prior to the effectiveness of the Transactions on March 31, 2025, all revenues and costs, as well as assets and liabilities directly associated with what was historically Parent’s Bitcoin mining activities are included in ABTC’s unaudited condensed and combined financial statements, including Parent’s strategic Bitcoin reserve (which remained with Parent following the effectiveness of the Transactions). Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s unaudited condensed and combined financial statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

Prior to the effectiveness of the Transactions on March 31, 2025, all intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Parent are considered to be effectively settled in ABTC’s unaudited condensed and combined financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions considered to be settled is reflected in the unaudited combined statement of cash flows within financing activities and in the unaudited condensed balance sheets as net parent investment. As of March 31, 2025, as described in the description of the Transactions above, the total net parent investment has been settled.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 1. Description of business, the transactions and basis of presentation (cont.)

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC’s equity balance in its unaudited condensed combined financial statements represents the excess of total liabilities over assets. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.

Prior to the effectiveness of the Transactions on March 31, 2025, cash was managed through bank accounts controlled and maintained by Parent. ABTC does not have legal ownership of any bank accounts containing cash balances. As such, cash held in commingled accounts with Parent is presented within net parent investment on the unaudited condensed balance sheets. Subsequent to March 31, 2025, ABTC has set up its own bank accounts to appropriately settle its liabilities.

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC was not a co-obligor on Parent’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Parent’s third-party, long-term debt. However, proceeds from Parent’s third-party debts were used to finance ABTC’s purchase of ASICs or directly used for Bitcoin mining-related activities and were included in ABTC’s unaudited condensed combined financial statements. While ABTC is not a legal obligor, certain Bitcoin mining assets of ABTC were pledged as collateral as disclosed in Note 4. As of March 31, 2025, following the effectiveness of the Transactions, ABTC is no longer connected to any Parent debt.

The accompanying unaudited condensed and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting. While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all the information and footnotes required by GAAP for complete financial statements. As such, the information included in these unaudited condensed and combined financial statements should be read in conjunction with the ABTC’s combined annual financial statements for the year-ended December 31, 2024 and 2023 and related notes.

Interim results are not necessarily indicative of results for a full year.

The U.S. Dollar is the functional and presentation currency of ABTC.

Significant accounting policies followed by ABTC in the preparation of the accompanying Unaudited Condensed Combined Financial Statements are summarized below.

Note 2. Significant accounting policies and recent accounting pronouncements

Recent accounting pronouncements

ABTC continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects ABTC’s financial reporting, ABTC undertakes a study to determine the consequences of the change to its unaudited condensed and combined financial statements and ensures that there are proper controls in place to ascertain that ABTC’s unaudited condensed and combined financial statements properly reflect the change.

In January 2025, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2025-01 was issued to clarify the effective date for Update ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

producing activities. ASU 2024-03 is effective for the first annual reporting period beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. ABTC is currently assessing the impact of adopting the standard.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency in income tax reporting. ASU 2023-09 requires public business entities to disclose more detailed information about the nature and composition of deferred tax assets and liabilities, including the impact of tax law changes on current taxes payable. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption had no material impact to ABTC. See Note 8 for disclosures related to income taxes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s unaudited condensed and combined financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, digital assets, the allocation of costs to ABTC for certain corporate and shared service functions in preparing ABTC’s unaudited condensed and combined financial statements on a carve-out basis, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Fair value measurement

ABTC’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.
Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on ABTC’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or a liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Assets and liabilities measured at fair value on a recurring basis

The following table presents information about ABTC’s assets and liabilities measured at fair value on a recurring basis and ABTC’s estimated level within the fair value hierarchy of those assets and liabilities as of and December 31, 2024. There were no assets and liabilities measured at fair value on a recurring basis as of March 31, 2025, as Parent retained its strategic Bitcoin reserve following the effectiveness of the Transactions.

(in USD thousands)	Fair value measured at December 31, 2024
	Total carrying value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$949,501	$949,501	$—	$—
Covered call options	(18,437)	—	(18,437)	—
Bitcoin redemption option	18,076	—	—	18,076

Digital assets are made up of $424.3 million of Bitcoin pledged as collateral for debt and for miner purchases and $525.2 million held in custody.

In determining the fair value of its digital assets, ABTC uses quoted prices as determined by ABTC’s principal market, which is Coinbase Prime. As such, ABTC’s Digital assets were determined to be Level 1 assets. See Digital assets below for a description of ABTC’s digital asset accounting policy. In estimating the fair value of its covered call options (as defined below), ABTC uses the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the options. The expected term of the options is the contractual term of the options given the options can only be exercised on the expiry date. ABTC determined that the covered call options are Level 2 liabilities given all inputs are observable, but the options themselves are not traded in an active market. ABTC estimates the fair value of its Bitcoin redemption option using the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the redemption option. In addition, management’s assumption of the start of the redemption period, triggered by a shipment date of purchased property and equipment, is a significant unobservable input. For quantitative disclosure on the inputs used to fair value ABTC’s Bitcoin redemption option, see Note 10. Derivatives. ABTC determined that the Bitcoin redemption option is a Level 3 liability given a significant unobservable input, delivery date of the miners became observable, is included in its valuation.

See the Derivatives below for a description of ABTC’s derivative instrument accounting policy.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, ABTC also measures certain assets and liabilities at fair value on a non-recurring basis. ABTC’s non-financial assets, including goodwill and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. ABTC had no impairment from its continuing operations related to its non-financial assets and liabilities measured on a non-recurring basis during the three months ended March 31, 2025 and 2024. ABTC recognized approximately $3.1 million of impairment losses from its discontinued operations related to the Drumheller site’s non-financial assets and liabilities measured on a non-recurring basis during the three months ended March 31, 2024. There were no discontinued operations in the three months ended March 31, 2025. See the Impairment of long-lived assets and Goodwill accounting policies below, as well as Note 3 for further discussion.

The carrying amounts of ABTC’s financial assets and liabilities, such as accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Digital assets

Bitcoin, representing ABTC’s digital assets, is measured at fair value as of each reporting period. The fair value of digital assets is measured using the period-end closing price from ABTC’s principal market, which is Coinbase Prime, in accordance with ASC 820. Since the digital assets are traded on a 24-hour period, ABTC utilizes the price as of midnight UTC time, which aligns with ABTC’s Bitcoin mining revenue recognition cut-off. Changes in fair value are recognized in Gains on digital assets, in Operating (income) expenses on ABTC’s unaudited condensed and combined statement of operations and comprehensive income (loss). When ABTC sells digital assets, gains or losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a First In-First Out basis and are also recorded within the same line-item Gains on digital assets.

Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s revenue recognition policy disclosed below.

During the fourth quarter of 2024, Parent made the decision to change its strategic treasury policy, retaining all Bitcoin mined in its operations to increase its Bitcoin holdings. As a result of its intent to hold its Bitcoin, Parent began classifying its digital assets held as a non-current asset on its unaudited condensed balance sheet, except for certain specific use cases. Decisions to utilize the Bitcoin will be made on a case-by-case basis. ABTC has classified certain digital assets as current on its unaudited condensed balance sheet in connection with the Bitcoin purchased and subsequently pledged to Bitmain Technologies Delaware Limited (“BITMAIN”) in connection with a Future Sales and Purchase Agreement, as amended (the “BITMAIN Purchase Agreement”) to acquire ASIC miners. ABTC has retained Parent’s accounting position, but not Bitcoin assets, post-Transactions and expects to retain its Bitcoin held as a non-current assets on its balance sheet, except for certain specific use cases.

Impairment of long-lived assets

ABTC continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, ABTC assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows from it. If the expected future undiscounted cash flows from the assets are less than the carrying amount of these assets, ABTC recognizes an impairment loss based on any excess of the carrying amount over the fair value of the assets.

When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded as cost and expenses in ABTC’s unaudited condensed and combined statements of operations and comprehensive income (loss).

Impairment of goodwill

ABTC reviews goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter of each fiscal year and in between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing the goodwill impairment test, ABTC first performs a qualitative assessment, which requires ABTC to consider events or circumstances, including significant changes in the manner of ABTC’s use of the acquired assets or the strategy for ABTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, and significant technological changes that could render the asset (or asset group) obsolete. If, after assessing the totality of events or circumstances, ABTC determines that it is more likely than not that the fair value of its reporting unit is greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, ABTC next evaluates goodwill for impairment by comparing the fair value of its reporting unit to its carrying value, including the associated goodwill. To determine the fair value, ABTC uses the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

ABTC has not recorded an impairment to goodwill as of March 31, 2025.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Derivatives

ABTC accounts for the derivative contracts it enters into as follows:

Bitcoin redemption option

Parent has entered into an agreement to purchase ASIC miners that includes a pledge of Bitcoin and a right to redeem the pledged Bitcoin for a certain period after the redemption period starts. The redemption period starts when the purchased ASIC miners are shipped. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of ASIC miners shipped. This Bitcoin redemption option does not qualify as an accounting hedge under FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Accordingly, ABTC carries the Bitcoin redemption option at fair value and any gains or losses are recognized in profit or loss, respectively. See Note 7 for further discussion.

Covered call options

From time to time, Parent has sold call options on Bitcoin that it owns (the “covered call options”) to generate cash flows on a portion of its Bitcoin held. These options do not qualify as accounting hedges under ASC 815. Accordingly, ABTC carries the covered call options at fair value and any gains or losses are recognized in profit or loss, respectively.

Note 3. Discontinued Operations

On March 4, 2024, Parent announced the closure of its Drumheller, Alberta mining site after analysis of ABTC’s operations. It was determined that the profitability of the Drumheller site had been impacted significantly by various factors, including elevated energy costs and underlying voltage issues. ABTC further assessed the profitability of the site which indicated that an impairment triggering event had occurred. Accordingly, with the planned closure of the Drumheller site, the long-lived assets of the site were fully written down. This resulted in a write down of $3.1 million, which is reflected in the Loss from discontinued operations in ABTC’s unaudited condensed and combined statements of operations and comprehensive income (loss) for the three months ended March 31, 2024.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the Fair value measurement hierarchy (see Note 2 for further discussion).

The closure was completed as of December 31, 2024, and there were no discontinued operations for the three months ended March 31, 2025.

(in USD thousands)	Three Months End March 31
	2025	2024
Revenue	$—	$979

Cost of revenue (exclusive of depreciation and amortization shown below)	—	2,349

Operating expenses:
Depreciation and amortization	—	169
General and administrative expenses	—	22
Impairment of long-lived assets	—	3,104
Total operating expenses	—	3,295

Loss from discontinued operations before taxes	—	(4,665)

Income tax benefit (provision)	—	1,111
Net loss	$—	$(3,554)

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 3. Discontinued Operations (cont.)

Cash flows from Discontinued Operations	Three Month End March 31,
(in USD thousands)	2025	2024
Operating cash flows (used in) provided by discontinued operations	$—	$(1,504)
Assets and Liabilities of Discontinued Operations	March 31,
(in USD thousands)	2025	2024
Assets	$—	$—
Liabilities	—	—

ABTC recorded impairment related to the mining equipment and mining infrastructure at the Drumheller site after the decision to cease operations at the site in March 2024. Refer to Note 5 for further discussion.

Note 4. Digital assets

The following table presents the changes in carrying amount of digital assets as of March 31, 2024, and March 31, 2025:

(in USD thousands)	Amount
Balance as of December 31, 2023	$388,131
Revenue recognized from Bitcoin mined	30,357
Revenue recognized from discontinued operations	979
Mining revenue earned in prior period received in current period	292
Carrying value of Bitcoin sold	(36,109)
Change in fair value of Bitcoin	274,540
Foreign currency translation adjustments	(9,295)
Balance as of March 31, 2024	$648,895

Number of Bitcoin held as of March 31, 2024	9,102
Cost basis of Bitcoin held as of March 31, 2024	$348,549
Realized gains on the sale of Bitcoin for the 3 months ended March 31, 2024	$4,431

Balance as of December 31, 2024	$949,501
Revenue recognized from Bitcoin mined	12,338
Carrying value of Bitcoin sold	(3,429)
Change in fair value of Bitcoin	(112,394)
Legal contribution of mining operations to ABTC	(847,244)
Foreign currency translation adjustments	1,228
Balance as of March 31, 2025	$—

Number of Bitcoin held as of March 31, 2025	—
Number of Bitcoin pledged to BITMAIN as of March 31, 2025	—
Cost basis of Bitcoin held as of March 31, 2025	$—
Realized gains on the sale of Bitcoin for the three months ended March 31, 2025	$828

Digital assets are either held in segregated custody accounts for the benefit of Parent, held in segregated custody accounts under Parent’s ownership and pledged as collateral under a borrowing arrangement or in connection with covered call options sold, or held by BITMAIN for the Bitcoin pledged in connection with the BITMAIN Purchase

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 4. Digital assets (cont.)

Agreement, as amended, for ASIC miner purchases from them. As discussed in Note 1, Parent contributed only ASIC miners as part of the Transactions. As a result, the entire strategic Bitcoin reserve remained with Parent following the effectiveness of the Transactions. The details of the digital assets are as follows:

	Amount		Number of digital assets
(in USD thousands)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Current
Bitcoin held in custody	$—		$—
Other digital assets held in custody
Total current digital assets held in custody	—		—
Bitcoin pledged for miner purchase	—	92,389	—	968
Total current digital assets pledged for miner purchase	—	92,389	—	968
Non-current
Bitcoin held in custody	—	525,236	—	5,648
Total non-current digital assets – held in custody	—	525,236	—	5,648
Bitcoin pledged as collateral	—	331,876	—	3,555
Total non-current digital assets – pledged as collateral	—	331,876	—	3,555
Total digital assets	$—	$949,501	—	10,171

In November 2024, Parent entered into the BITMAIN Purchase Agreement to purchase approximately 30,000 BITMAIN Antminer S21+ ASIC miners. In December 2024, in connection with the BITMAIN Purchase Agreement, Parent completed its Bitcoin pledge by depositing 968 Bitcoin into a segregated wallet with BITMAIN, which remains subject to a three-month redemption right from the shipment date of the purchased ASIC miners, whereby Parent has the option to repurchase, with cash, the pledged Bitcoin at a mutually agreed upon fixed price. If Parent does not exercise this right within the redemption period, BITMAIN will retain full ownership of the pledged Bitcoin as consideration for the purchased ASIC miners.

As of March 31, 2025, Parent had pledged 968 Bitcoin with a fair value of $79.9 million, classified as Digital assets — pledged for miner purchase under current assets on its unaudited condensed consolidated balance sheet. A corresponding liability of $100.9 million was recorded under Miner purchase liability under current liabilities on ABTC’s unaudited condensed balance sheet prior to the effectiveness of the Transactions, reflecting Parent’s obligation to either redeem the pledged Bitcoin for cash or put it towards the purchase of ASIC miners by not redeeming the pledged Bitcoin at the end of the redemption period.

In accordance with FASB ASC Topic 610-20, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets, ABTC assessed the transfer of nonfinancial assets, Bitcoin, under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Specifically, ABTC noted that the Bitcoin pledged to BITMAIN under the BITMAIN Purchase Agreement constitutes a repurchase agreement under ASC 606. As a result, the Bitcoin was not derecognized upon transfer as Parent retains a repurchase option.

Due to the redemption right and ABTC’s continued economic exposure to the Bitcoin, the pledged Bitcoin is separately classified as Digital assets — pledged for miner purchase on the audited condensed combined balance sheet, which represents restricted Bitcoin as of December 31, 2024. Because the pledge Bitcoin remains with Parent and was not part of the assets transferred to ABTC on March 31, 2025, it is not included on the unaudited combined balance sheet of ABTC as of March 31, 2025.

ABTC recorded a Bitcoin redemption right derivative asset with an initial fair value of $15.1 million. See Note 7 for further information on this derivative asset.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 5. Property and equipment, net

The components of property and equipment were as follows:

(in USD thousands)	March 31, 2025	December 31, 2024
Miners and mining equipment	$158,280	$74,230
Less: Accumulated depreciation	(37,168)	(31,141)
Total property and equipment, net	$121,112	$43,089

Depreciation and amortization expense related to property and equipment was $6.4 million and $7.1 million for the three months ended March 31, 2025, and March 31, 2024, respectively.

Note 6. Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

(in USD thousands)	March 31, 2025	December 31, 2024
Deposits for miners	$—	$31,951
Prepaid insurance	—	135
Prepaid electricity	—	10,564
Total deposits and prepaid expenses	$—	$42,650

Note 7. Derivatives

The following table presents the ABTC’s unaudited condensed balance sheets classification of derivatives carried at fair value:

(in USD thousands)		March 31, 2025		December 31, 2024
Derivative	Balance Sheet Line	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Derivative asset	$—	$—	$18,076	$—
Covered call options	Derivative liability	—	—	—	18,437
Total derivatives		$—	$—	$18,076	$18,437

The following table presents the effect of derivatives on ABTC’s unaudited condensed and combined statements of operations and comprehensive (loss) income:

(in USD thousands) Derivative	Statement of Operations Line	Three Months Ended
		March 31, 2025	March 31, 2024
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Gain on derivatives	$3,321	$—
Covered call options	Gain on derivatives	17,541	—
Total derivatives		$20,862	$—

Bitcoin redemption option

During December 2024, Parent pledged approximately 968 Bitcoin with BITMAIN in connection with a purchase of approximately 30,000 BITMAIN Antminer S21+ ASIC miners pursuant to the BITMAIN Purchase Agreement. Parent has the option to redeem the pledged Bitcoin at a mutually agreed upon price starting from and for up to three months after the shipment date of the purchased ASIC miners. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of miners shipped. ABTC accounted for this Bitcoin redemption option as a Level 2 derivative asset as noted in Note 2. ABTC accounted for this Bitcoin redemption option as a Level 3 derivative asset as of December 31,

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 7. Derivatives (cont.)

2024 due to a significant unobservable input included in the fair value estimate of the Bitcoin redemption option, which was the estimated shipment date of the purchased ASIC miners. During the three months ended March 31, 2025, the shipment date was finalized and therefore was no longer an unobservable input.

The following table provides a summary of activity and change in fair value of the Bitcoin redemption option (previously a Level 3 derivative asset):

(in USD thousands)	Three Months Ended March 31, 2025
Balance, beginning of period	$18,076
Transfer out of Level 3(1)	(18,076)
Balance, end of period	$—

____________

(1)      The Bitcoin redemption option was transferred out of Level 3 due to changes in the observability of inputs used in the valuation and retained by the Parent after the effectiveness of Transactions.

Covered call options

During October 2024, Parent sold covered call options on 2,000 Bitcoin notional for proceeds of $2.9 million to generate cash flow on a portion of its digital assets. During November 2024, Parent rolled these call options into new call options with the same Bitcoin notional. Parent achieved this roll by exchanging its previous call options sold for new call options. Parent has pledged Bitcoin as collateral with one of its Bitcoin custodians in a quantity equal to the notional amount for these covered call options sold. The collateral continues to be pledged in the same manner after the roll. The covered call options exchanged in the roll are only exercisable upon the date of expiry, are automatically exercised if the underlying reference price was greater than the strike price of the call option, and are settled with delivery of the underlying Bitcoin. The reference price of the original covered call options was the BRR at 4:00 pm London time for a given date and the reference price for the new call options is the Coinbase Prime Bitcoin price quoted in U.S. Dollars at 4:00 pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2. During the three months ended March 31, 2025, covered call options on 1,500 Bitcoin notional expired with the underlying reference price below their strike price and ABTC recorded a realized gain of $12.1 million. The remaining covered call options on 500 Bitcoin national were unexpired and retained by the Parent upon effectiveness of the Transactions.

Note 8. Income taxes

In general, ABTC determines its quarterly provision for income taxes by applying an estimated annual effective tax rate, which is based on expected annual income or loss and statutory tax rates in the various jurisdictions in which ABTC operates. Certain discrete items are separately recognized in the quarter in which they occur and can be a source of variability on the effective tax rates from quarter to quarter. ABTC’s effective tax rate may change based on recurring and non-recurring factors, including the geographical mix of earnings or losses, enacted tax legislation, and state and local income taxes. Each quarter, a cumulative adjustment is recorded for any fluctuations in the estimated annual effective tax rate as compared to the prior quarter.

For the three months ended March 31, 2025, ABTC’s income tax benefit and effective tax rate were $13.5 million and 11.8%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to a non-taxable portion of gains on digital assets, Subpart F income, state income taxes, and a change in valuation allowance.

For the three months ended March 31, 2024, ABTC’s income tax expense and effective tax rate were $33.9 million and 12.7%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to non-taxable portion of gains on digital assets, Subpart F income, state income taxes, and a change in valuation allowance.

ABTC is subject to U.S. federal income taxes as well as income taxes in various state jurisdictions and in Canada, including provincial taxes.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 9. Concentrations

The only digital asset mined during the three months ended March 31, 2025 and 2024 has been Bitcoin. Therefore, 100% of ABTC’s revenue is related to one digital asset. Parent used two mining pool operators during the three months ended March 31, 2025 and 2024.

Note 10. Related party transactions

Parties are considered related to ABTC if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with ABTC. This includes equity method investment entities. Related parties also include principal owners of ABTC, its management, members of the immediate families of principal owners of ABTC and its management and other parties with which ABTC may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. ABTC discloses all known related party transactions.

Cost Allocations from Parent

Prior to the effectiveness of the Transactions on March 31, 2025, Parent provided significant support functions to ABTC, which did not operate as a standalone business. ABTC unaudited condensed combined financial statements. The unaudited combined and condensed financial statements reflect an allocation of these costs. Allocated costs included in cost of revenue relate to support primarily consisting of electricity, facilities, repairs and maintenance, and labor which are predominantly allocated based on revenue. Allocated costs included in general and administrative expenses primarily relate to finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on a percentage of revenue. See Note 1 for a discussion of these costs and the methodology used to allocate them.

Master Colocation Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Colocation Services Agreement with Parent (the “MCSA”). The MCSA and the service orders under the MCSA provide for Parent to provide ABTC with colocation and hosting services for ABTC-owned Bitcoin miners at Parent-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to Parent fees consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by Parent in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order.

Master Management Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Management Services Agreement with Parent (the “MMSA”). The MMSA and the service orders under the MMSA provide for Parent to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Parent’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to Parent service fees consisting of a fixed fee, payable monthly, for general management, operational, compliance and other services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of Parent for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 10. Related party transactions (cont.)

Shared Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Services Agreement with Parent (the “Shared Services Agreement”), pursuant to which Parent provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services. Under the terms of the Shared Services Agreement, ABTC pays to Parent a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to Parent for providing services under the Shared Services Agreement to ABTC.

Put Option Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into the Put Option Agreement with Parent (the “Put Option Agreement”), pursuant to which Parent has the right to sell to ABTC any ASIC Bitcoin miners purchased by Parent under an agreement between BITMAIN and Parent. Parent’s agreement with BITMAIN, in turn, provides for Parent’s right to purchase from BITMAIN up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Parent has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under Parent’s agreement with BITMAIN and the delivery of all Bitcoin miners purchased by Parent thereunder, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to BITMAIN and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Parent’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

Net parent investment

The net transfers to and from the parent discussed above were as follows:

	Three Months Ended March 31,
(in USD thousands)	2025	2024
Cash pooling and general financing activities	$24,889	$(1,967)
Corporate allocations	14,368	12,341
Legal contribution of mining operations to ABTC	(951,556)	—
Distribution to parent	115,757	—
Net transfers from parent per Condensed Combined Statements of Cash Flows	(796,542)	10,374
Stock based compensation funded by parent	2,145	2,639
Net transfers from parent per Condensed Combined Statements of Equity	$(798,687)	$7,735

Note 11. Commitments and contingencies

BITMAIN Purchase Agreement

The BITMAIN Purchase Agreement includes the following financial commitments: a Bitcoin redemption option, recognized as a derivative asset under ASC 815, measured at fair value at each reporting period, a Miner purchase liability representing a commitment to settle the obligation in cash if the redemption right is exercised before expiration, and a derecognition of Digital assets — pledged for miner purchase if the redemption right is not exercised. See Note 6. Digital assets for further information on the BITMAIN Purchase Agreement.

American Bitcoin Corp.
Notes to the Combined Financial Statements

Note 11. Commitments and contingencies (cont.)

Legal and regulatory matters

ABTC is subject at times to various claims, lawsuits, and governmental proceedings relating to ABTC’s business and transactions arising in the ordinary course of business. ABTC cannot predict the final outcome of such proceedings. Where appropriate, ABTC vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits, and proceedings seek damages, including consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in ordinary course of business are covered by ABTC’s insurance program. ABTC maintains property and various types of liability insurance in an effort to protect ABTC from such claims. In terms of any matters where there is no insurance coverage available to ABTC, or where coverage is available and ABTC maintains a retention or deductible associated with such insurance or elects not to purchase such insurance, ABTC may establish an accrual for such loss, retention, or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred due to such claims as of the date of the financial statements and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by ABTC in the accompanying unaudited condensed balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then ABTC discloses the range of possible loss. Expenses related to the defense of such claims are recorded by ABTC as incurred and included in the accompanying Condensed Combined Statements of Operations and Comprehensive (Loss) Income. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting ABTC’s defense of such matters. On the basis of current information, ABTC does not believe there is a reasonable possibility that any material loss will result from any claims, lawsuits, and proceedings to which ABTC is subject to either individually or in the aggregate.

Note 12. Subsequent events

ABTC has completed an evaluation of all subsequent events after the balance sheet date up to the date that the unaudited condensed and combined financial statements were available to be issued. Except as described below, ABTC has concluded no other subsequent events have occurred that requires disclosure.

The ABTC Transaction

As described in Note 1, on March 31, 2025, ABH, a wholly owned subsidiary of Parent, contributed ABTC’s ASIC miners to American Data Centers Inc. in exchange for an 80% interest in American Data Centers Inc. In connection with the Transactions, American Data Centers Inc. was subsequently renamed as American Bitcoin Corp. The Transactions did not meet the business combination criteria under FASB ASC Topic 805, Business Combinations. The net book value of the assets contributed by ABTC was $121.1 million. Parent recorded a non-cash asset contribution expense of $22.8 million related to the non-controlling interest portion of the ASIC miners that were contributed. Parent incurred $1.3 million in transaction costs related to the transaction.

The Gryphon Merger

On May 9, 2025, Gryphon, Merger Sub Inc., Merger Sub LLC, and ABTC, entered into the Merger Agreement. Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of American Bitcoin Corp.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of American Bitcoin Corp. (the “Company”) as of December 31, 2024 and 2023, and the combined related statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ L J Soldinger Associates, LLC
We have served as the Company’s auditor since 2025.
Deer Park, Illinois
PCAOB ID: 318
June 6, 2025

American Bitcoin Corp.
Combined Balance Sheets
(in USD thousands)

	December 31, 2024	December 31, 2023
Assets
Current assets
Digital assets – held in custody	$—	$4,583
Deposits and prepaid expenses	42,650	11,145
Derivative asset	18,076	—
Other current assets	—	292
Digital assets – pledged for miner purchase	92,389	—
Total current assets	153,115	16,020

Non-current assets
Digital assets – held in custody – less current	525,236	282,998
Digital assets – pledged as collateral	331,876	100,550
Property and equipment, net	43,089	63,067
Goodwill	53,082	57,595
Deferred tax asset, net	—	18,289
Total non-current assets	953,283	522,499
Total assets	$1,106,398	$538,519

Liabilities and equity
Current liabilities
Accounts payable and accrued expenses	$31,012	$19,606
Income tax payable	889	767
Derivative liability	18,437	—
Loans and notes payable, current portion, net	—	2,912
Total current liabilities	50,338	23,285

Non-current liabilities
Loans and notes payable, less current portion, net	—	41,450
Deferred tax liabilities	40,993	—
Total non-current liabilities	40,993	41,450
Total liabilities	91,331	64,735

Commitments and contingencies (Note 16)

Equity
Parent net investment	1,063,414	462,787
Accumulated other comprehensive income	(48,347)	10,997
Total equity	1,015,067	473,784
Total liabilities and equity	$1,106,398	$538,519

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statement of Operations and Comprehensive Income (Loss)
(in USD thousands)

	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	$71,537	$64,981	$65,701

Cost of revenue (exclusive of depreciation and amortization shown below)	39,509	43,609	42,391

Operating expenses (income):
Depreciation and amortization	22,744	14,407	16,836
General and administrative expenses	34,486	34,198	18,361
(Gains) losses on digital assets	(509,303)	(33,470)	22,866
Impairment of long-lived assets	—	—	49,667
Total operating (income) expenses	(452,073)	15,135	107,730
Operating income (loss)	484,101	6,237	(84,420)
Other (expense) income:
Foreign exchange loss	—	(300)	—
Interest expense	(3,489)	(8,811)	(20,180)
Gain on debt extinguishment	5,966	23,683	—
Gain on derivatives	6,780	—	—
Total other income	9,257	14,572	(20,180)

Income from continuing operations before taxes	493,358	20,809	(104,600)

Income tax (provision) benefit	(59,607)	18,804	392

Net income (loss) from continuing operations	433,751	39,613	(104,208)

Loss from discontinued operations (net of income tax benefit of $1.6 million, nil, and nil, respectively)	(4,816)	—	—

Net income (loss)	$428,935	$39,613	$(104,208)

Other comprehensive income (loss):
Foreign currency translation adjustments	(59,344)	10,997	—
Total comprehensive income (loss)	$369,591	$50,610	$(104,208)

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statements of Equity (Deficit)
(in USD thousands)

	Parent Net Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance as of December 31, 2021	$64,671	$—	$64,671
Cumulative effect upon adoption of ASU 2023-08	2,474	—	2,474
Net loss	(104,208)	—	(104,208)
Net Transfers from Parent	14,351	—	14,351
Balance as of December 31, 2022	$(22,712)	$—	$(22,712)
Net income	39,613	—	39,613
Net Transfers from Parent	445,886	—	445,886
Cumulative Translation Adjustment	—	10,997	10,997
Balance as of December 31, 2023	$462,787	$10,997	$473,784
Net income	428,935	—	428,935
Net Transfers from Parent	171,692	—	171,692
Cumulative Translation Adjustment	—	(59,344)	(59,344)
Balance as of December 31, 2024	$1,063,414	$(48,347)	$1,015,067

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Combined Statements of Cash Flows
(in USD thousands)

	Year Ended
	December 31, 2024	December 31, 2023	December 31 2022
Operating activities:
Net income (loss)	$428,935	$39,613	$(104,208)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	22,744	14,407	16,836
Impairment of long-lived assets	—	—	49,667
Stock compensation	9,173	9,107	4,933
Bitcoin mining revenue	(71,537)	(64,981)	(65,701)
Gains on digital assets	(509,303)	(33,470)	22,866
Deferred tax assets and liabilities	58,719	(19,572)	978
Gain on debt extinguishment	(5,966)	(23,683)	—
Income tax payable	122	767	—
Gain on derivatives	(6,780)	—	—
Amortization of debt discount	3,503	6,262	952
Paid-in-kind interest expense	—	1,917	8,183
Loss on discontinued operations	4,816	—	—
Changes in assets and liabilities:
Deposits and prepaid expenses	(2,432)	(2,304)	(7,303)
Accounts payable and accrued expenses	13,973	15,972	220
Net cash used in operating activities	(54,033)	(55,965)	(72,577)

Proceeds from sale of digital assets	69,801	63,689	71,232
Bitcoin purchased	(100,708)	—	—
Deposit paid to purchase miners and mining equipment	(29,074)	(966)	(46,855)
Purchases of property and equipment	(6,605)	—	(72)
Net cash (used in) provided by investing activities	(66,586)	62,723	24,305

Financing activities:
Proceeds from loans payable	—	—	50,000
Repayments of loans payable	(11,480)	(10,783)	(11,146)
Debt issuance costs paid	—	(584)	—
Net parent investment	132,099	4,609	9,418
Net cash (used in) provided by financing activities	120,619	(6,758)	48,272

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash, beginning of period	—	—	—
Cash, end of period	$—	$—	$—

American Bitcoin Corp.
Combined Statements of Cash Flows — (Continued)
(in USD thousands)

	Year Ended
	December 31, 2024	December 31, 2023	December 31 2022
Supplemental cash flow information:
Non-cash transactions
Reclassification of deposits and prepaid expenses to property and equipment	$—	$42,533	$81,469
Debt extinguished	—	96,688	—
Assets transferred in debt extinguishment	—	73,005	—
Debt proceeds paid directly to vendor for miner deposit	—	—	36,420
Debt proceeds not yet received included in deposits and prepaid expenses	—	—	9,801
Mining revenue in accounts receivable, net	—	292	26
Property and equipment in accounts payable and accrued expenses	—	—	1,970
Common stock issued as part of debt restructuring	—	791	—
Contribution from Parent in connection with debt extinguishment	30,420	—	—
Assets acquired net of liabilities assumed on completion of the Business Combination	—	420,658	—
Cumulative effect upon adoption of ASU 2023-08	—	—	2,474

See accompanying Notes to Combined Financial Statements.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 1. Description of business and basis of presentation

Description of business

American Bitcoin Corp. (“ABTC”), formerly known as American Data Centers Inc., is a Bitcoin mining company that was incorporated in the state of Delaware in November 2024. On March 31, 2025, through the Transactions (as defined below), ABTC became a majority-owned subsidiary of Hut 8 Corp. (including its consolidated subsidiaries, “Parent”). ABTC did not historically operate as a standalone company. Its results of operations reflected herein refer to Parent’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Parent’s “Compute” segment. See “Basis of presentation” below. The business of ABTC is (i) the operation of application-specific integrated circuit (“ASIC”) miners for the purpose of mining Bitcoin and (ii) the strategic accumulation of Bitcoin.

The Transactions

Transaction with American Data Centers Inc.

On March 31, 2025, Parent, American Data Centers Inc. (“ADC”), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Agreement”), pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Transactions”). In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent.

The Transactions were effectuated as follows:

On March 14, 2025, Parent created American Bitcoin Holdings LLC (“ABH”), a wholly-owned subsidiary, and on March 30, 2025, transferred substantially all of Parent’s wholly-owned ASIC miners to ABH as a transfer under common control.

On March 31, 2025, under the Agreement, ABH acquired shares of Class B Common Stock of ADC representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC in exchange for ABH’s ASIC miners, representing the business of ABTC. In connection with the Transactions, ADC was renamed American Bitcoin Corp.

In connection with the Transactions, Parent and ABTC entered into a Master Services Agreement and a Master Colocation Services Agreement providing for Parent and its personnel to perform day-to-day commercial and operational management services and ASIC colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Parent and ABTC also entered into a Shared Services Agreement, pursuant to which Parent and its personnel would provide back-office support services to ABTC.

Transaction with Gryphon Digital Mining, Inc.

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and ABTC entered into an Agreement and Plan of Merger (the “Merger Agreement” and such transactions, the “Mergers”). Following the Mergers, Gryphon will be renamed American Bitcoin Corp. (the “Combined Company”) and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 1. Description of business and basis of presentation (cont.)

Basis of presentation

ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Parent’s “Compute” segment and not as a standalone company. ABTC’s Combined Financial Statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC, have been prepared on a carve-out basis through the use of a management approach from Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Parent. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Parent.

On November 30, 2023, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US BITCOIN” (“USBTC”), Hut 8 Mining Corp., a corporation existing under the laws of British Columbia (“Legacy Hut”), and Parent entered into a business combination agreement pursuant to which Legacy Hut and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, amalgamated to continue as one British Columbia corporation (“Hut Amalco”) and both Hut Amalco and USBTC became wholly-owned subsidiaries of Parent (the “Business Combination”). For accounting purposes USBTC was deemed as the accounting acquirer. USBTC historically had a June 30 year-end, which was changed to December 31 for the period ended December 31, 2023. Consequently, the results of operations for the year ended December 31, 2022 represent the results of USBTC’s Bitcoin mining operations, which were included in USBTC’s “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2023 represent eleven months of USBTC’s Bitcoin mining operations and one month of combined company (USBTC and Legacy Hut) Bitcoin mining operations, in each case included in its “Bitcoin mining” sub-segment of its “Compute” segment. The results of operations for the year ended December 31, 2024 represent a full period of Parent’s Bitcoin mining operations, included in the “Bitcoin mining” sub-segment of its “Compute” segment.

The revenues and costs as well as assets and liabilities directly associated with what was historically Parent’s Bitcoin mining activities are included in ABTC’s Combined Financial Statements, including Parent’s strategic Bitcoin reserve. However, upon the effectuating of the Transactions on March 31, 2025, Parent retained its strategic Bitcoin reserve and none of the Bitcoin were transferred to the Combined Company. Additional costs allocated to ABTC include corporate general and administrative expenses which consist of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated are primarily based on a percentage of revenue basis that is considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s Combined Financial Statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results had ABTC been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

All intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Parent are considered to be effectively settled in the Combined Financial Statements at the time the transactions are recorded. The total of these intercompany transactions were considered to be settled before the close of the Transactions on March 31, 2025, and are reflected in the Combined Statement of Cash Flows within financing activities and in the Combined Balance Sheets as net parent investment.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 1. Description of business and basis of presentation (cont.)

ABTC’s equity balance in these Combined Financial Statements represents the excess assets less total liabilities. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.

Cash is managed through bank accounts controlled and maintained by Parent. ABTC does not have legal ownership of any bank accounts containing cash balances as of December 31, 2024 and 2023. As such, cash held in commingled accounts with Parent is presented within net parent investment on the Combined Balance Sheets.

ABTC is a not a co-obligor on Parent’s third-party, long-term debt obligations nor is ABTC expected to pay any portion of Parent’s third-party, long-term debt. However, proceeds from Parent’s third-party debts were used to finance ABTC’s purchase of ASIC or directly used for Bitcoin mining-related activities and are included in ABTC’s Combined Financial Statements. While ABTC is not a legal obligor, certain Bitcoin mining assets of the ABTC were pledged as collateral as disclosed in Note 5.

Note 2. Significant accounting policies and recent accounting pronouncements

Recent accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. ABTC is currently evaluating the impact of adopting the standard.

In December 2023, FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures (1) for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and (2) for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. ABTC is currently evaluating the impact of adopting this guidance on its Combined Financial Statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the Chief Operating Decision Maker (“CODM”), the title and position of the CODM, and an explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for ABTC for annual periods beginning after December 31, 2023; early adoption is permitted. ABTC adopted ASU 2023-07 on January 1, 2024, on a retrospective basis to all periods presented and this adoption did not have a material impact to the Combined Financial Statements.

In August 2023, the FASB issued ASU No. 2023-05, Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement (“ASU 2023-05”). ASU 2023-05 addresses the accounting for contributions made to a joint venture and requires contributions received by a joint venture to be measured at fair value upon formation. ASU 2023-05 is designed to provide useful information to investors and reduce diversity in accounting practice. The new standard is effective for ABTC for its fiscal year beginning January 1, 2025; early adoption is permitted. ABTC is currently evaluating the impact of adopting the standard.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). The amendments in ASU No. 2023-08 are intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. Parent, which had a fiscal year-end of June 30 before changing its year-end to be December 31 in 2023, elected to early adopt ASU 2023-08 as of July 1, 2023. This adoption had a material impact on Parent’s financial statements. ABTC has chosen to early adopt this standard as of January 1, 2022. ABTC has never previously presented Combined Financial Statements and believes this adoption date is preferable because it provides consistency for all years presented. Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s Revenue recognition policy disclosed below.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates in the preparation of ABTC’s Combined Financial Statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill, digital assets, derivative asset and liability, the allocation of costs to ABTC for certain corporate and shared service functions in preparing the Combined Financial Statements on a carve-out basis, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Fair value measurement

ABTC’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.
Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on ABTC’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or a liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Assets and liabilities measured at fair value on a recurring basis

The following table presents information about ABTC’s assets and liabilities measured at fair value on a recurring basis and ABTC’s estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2024 and 2023:

	Fair value measured at December 31, 2024
(in USD thousands)	Total carrying value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$949,501	$949,501	$—	$—
Covered call options	(18,437)	—	(18,437)	—
Bitcoin redemption option	18,076	—	—	18,076

Digital assets are made up of $424.3 million of Bitcoin pledged as collateral for debt and for miner purchase and $525.2 million held in custody.

	Fair value measured at December 31, 2023
(in USD thousands)	Total carrying value at December 31, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$388,131	$388,131	$—	$—

Digital assets are made up of $100.6 million of Bitcoin pledged as collateral for debt and for miner purchases and $287.6 million held in custody.

In determining the fair value of its digital assets, ABTC uses quoted prices as determined by ABTC’s principal market, which is Coinbase Prime. As such, ABTC’s digital assets were determined to be Level 1 assets. See Digital assets below for a description of ABTC’s Digital asset accounting policy. In estimating the fair value of its covered call options (as defined below), ABTC uses the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the options. The expected term of the options is the contractual term of the options given the options can only be exercised on the expiry date. ABTC determined that the covered call options are Level 2 liabilities given all inputs are observable, but the options themselves are not traded in an active market. ABTC estimates the fair value of its Bitcoin redemption option using the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the redemption option. In addition, management’s assumption of the start of the redemption period, triggered by a shipment date of purchased property and equipment, is a significant unobservable input. For quantitative disclosure on the inputs used to fair value ABTC’s Bitcoin redemption option, see Note 11. Derivatives. ABTC determined that the Bitcoin redemption option is a Level 3 liability given a significant unobservable input is included in its valuation.

See Derivatives below for a description of ABTC’s Derivative instrument accounting policy.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, ABTC also measures certain assets and liabilities at fair value on a non-recurring basis. ABTC’s non-financial assets, including goodwill and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. ABTC had nil, nil, and $49.7 million impairment from its continuing operations related to its

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

non-financial assets and liabilities measured on a non-recurring basis during the years ended December 31, 2024, 2023, and 2022, respectively. ABTC recognized approximately $3.1 million of impairment losses from its discontinued operations related to the Drumheller site’s non-financial assets and liabilities measured on a non-recurring basis during the year ended December 31, 2024. There were no discontinued operations in the years ended December 31, 2023 and 2022. See the Impairment of long-lived assets and goodwill accounting policy below, as well as Note 3 for further discussion.

The carrying amounts of ABTC’s financial assets and liabilities, such as accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of loans and notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to ABTC.

Digital assets

Bitcoin, representing ABTC’s digital assets, are measured at fair value as of each reporting period. The fair value of digital assets is measured using the period-end closing price from ABTC’s principal market, which is Coinbase Prime, in accordance with ASC 820. Since the digital assets are traded on a 24-hour period, ABTC utilizes the price as of midnight UTC time, which aligns with ABTC’s Bitcoin mining revenue recognition cut-off. Changes in fair value are recognized in (Gains) losses on digital assets, in Operating (income) expenses on the Combined Statements of Operations and Comprehensive Income (Loss). When ABTC sells digital assets, gains or losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a First In-First Out basis and are also recorded within the same line item (Gains) losses on digital assets.

Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s Revenue recognition policy disclosed below.

During the fourth quarter of 2024, Parent made the decision to change its strategic treasury policy, retaining all Bitcoin mined in its operations to increase its Bitcoin holdings. As a result of its intent to hold its Bitcoin, Parent began classifying its digital assets held as a non-current asset on its Combined Balance Sheets, except for certain specific use cases. Decisions to utilize the Bitcoin will be made on a case-by-case basis. ABTC has classified certain digital assets as current on its Combined Balance Sheets in Digital Assets — pledged for miner purchase, in connection with the Bitcoin it purchased and subsequently pledged to Bitmain Technologies Delaware Limited (“BITMAIN”) in connection with a Future Sales and Purchase Agreement, as amended (the “BITMAIN Purchase Agreement”) to acquire ASIC miners. The BITMAIN Purchase Agreement is represented in the Derivative asset on the Combined Balance Sheets.

Property and equipment, net

Property and equipment, net are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Cost includes expenditures that are directly attributable to the acquisition of the asset, including those attributable to bringing the asset to its intended working condition. Construction in progress is not depreciated until the assets are placed in service.

Based on ABTC and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also include data derived from the use of economic modelling to forecast future digital assets and the assumptions reflected in such forecasts, including digital assets price and network difficulty, as well as management assumptions, are inherently uncertain. Based on currently available data, management has determined that the straight-line method of depreciation best reflects the current expected useful life of mining equipment. Management reviews estimates at each reporting date and will revise such estimates as and when data become available. Management reviews the appropriateness of its assumptions related to residual value at each reporting date.

The estimated useful lives of ABTC’s property and equipment are generally as follows:

Useful life (in years)
Miners and mining equipment	2 – 4

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from ABTC’s Combined Balance Sheets and Combined Statements of Operations and Comprehensive Income (Loss) in the relevant reporting period.

Impairment of long-lived assets

ABTC continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, ABTC assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, ABTC recognizes an impairment loss based on any excess of the carrying amount over the fair value of the assets.

When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded as costs and expenses in ABTC’s Combined Statements of Operations and Comprehensive Income (Loss).

Impairment of goodwill

ABTC reviews goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter of each fiscal year and in between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing the goodwill impairment test, ABTC first performs a qualitative assessment, which requires ABTC to consider events or circumstances, including significant changes in the manner of ABTC’s use of the acquired assets or the strategy for ABTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, and significant technological changes that could render the asset (or asset group) obsolete. If, after assessing the totality of events or circumstances, ABTC determines that it is more likely than not that the fair value of its reporting unit is greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, ABTC next evaluates goodwill for impairment by comparing the fair value of its reporting unit to its carrying value, including the associated goodwill. To determine the fair value, ABTC uses the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

Derivatives

ABTC accounts for the derivative contracts it enters into and the separated embedded derivative from convertible note as follows:

Bitcoin redemption option

Parent has entered into an agreement to purchase ASIC miners which includes a pledge of Bitcoin and right to redeem the pledged Bitcoin for a certain period after the redemption period starts. The redemption period starts when the purchased Bitcoin miners are shipped. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of Bitcoin miners that are shipped. This Bitcoin redemption option does not qualify as an accounting hedge under FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Accordingly, ABTC carries the Bitcoin redemption option at fair value and any gains or losses are recognized in profit or loss, respectively. Changes in the fair value are presented in the Combined Statements of Cash Flows within operating activities.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

Covered call options

From time to time, Parent sells options on Bitcoin that it owns (the “covered call options”). Parent sold covered call options during the year ended December 31, 2024 to generate cash flows on a portion of its Bitcoin held. These options do not qualify as accounting hedges under ASC 815. Accordingly, ABTC carries the covered call options at fair value and any gains or losses are recognized in profit or loss, respectively. Changes in the fair value are presented in the Combined Statements of Cash Flows within operating activities.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the CODM to make strategic decisions, allocate resources, and assess financial performance. The CODM of ABTC for the Combined Financial Statements is the Chief Executive Officer of Parent. ABTC operates with one operating segment and uses net income as measures of profit or loss on a combined basis in making decisions regarding resource allocation and performance assessment. Additionally, the ABTC’s CODM regularly reviews ABTC’s expenses on a combined basis. The financial metrics used by the CODM help make key operating decisions.

The measure of segment assets is reported on the Combined Balance Sheets as total assets. Significant segment expenses are consistent with those presented on the Combined Statements of Operations and Comprehensive Income (Loss). Depreciation and amortization expense is reported on the Combined Statements of Cash Flows.

Revenue recognition

ABTC recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: (1) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Bitcoin Mining

ABTC’s revenue is derived from Bitcoin mining. ABTC has entered into arrangements, as amended from time to time, with mining pool operators to perform hash computations for the mining pools, which is an output of ABTC’s ordinary activities. ABTC has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. As a result, ABTC’s enforceable right to compensation only begins when, and continues as long as, ABTC provides hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Therefore, ABTC has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Upon termination, the mining pool operator (i.e., the customer) is required to pay ABTC any amount due related to previously satisfied performance obligations. ABTC has determined that the mining pool operator’s (i.e., the customer’s) renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing hash computation services, which represents ABTC’s only performance obligation, ABTC is entitled to noncash consideration in the form of Bitcoin, calculated under payout models determined by the mining pool operators. The payout model used by the mining pools in which ABTC participated is the Full Pay Per Share (“FPPS”) model, which contains three components, (1) a fractional share of the fixed Bitcoin award from the mining pool operator (referred to as a “block reward”), (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. ABTC’s total compensation is calculated using the following formula: the sum of ABTC’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees. The following is a detailed description of each of the components of the FPPS model under which ABTC receives payment from the mining pools in which it participates:

(1)    Block rewards represent ABTC’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (the “measurement period”). The block reward earned by ABTC is calculated by dividing (a) the total amount of hash rate ABTC provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash rate (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

subsidies that are expected to be generated on the Bitcoin network as a whole during the measurement period. ABTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool in the measurement period.

(2)    Transaction fees refer to the total fees paid by users of the network to execute transactions. ABTC is entitled to a pro-rata share of the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the measurement period. The transaction fees paid out by the mining pool operator to ABTC is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) ABTC’s block rewards earned as calculated in (1) above. ABTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool in the measurement period.

(3)    Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation ABTC receives and are only incurred to the extent that ABTC has generated mining revenue during the measurement period.

For each contract, ABTC measures noncash consideration at the Bitcoin spot price at the beginning of the day (midnight UTC time) on the date of contract inception, as determined by ABTC’s principal market, which is Coinbase Prime. ABTC recognizes this noncash consideration, which it receives each day miners operate, on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Cost of revenues (exclusive of depreciation and amortization)

ABTC’s cost of revenue consists primarily of direct costs of generating revenue, including electric power costs, hosting costs, repairs and maintenance, occupancy, materials and supply costs, and labor.

Stock-based compensation

Employees of Parent provide services to ABTC, and those employees participate in Parent’s share-based incentive plan. ABTC does not have its own share-based incentive plan. As such, the awards to employees are reflected in parent net investment within the Combined Statements of Equity (Deficit) at the time they are expensed. The Combined Statements of Operations and Comprehensive Income (Loss) include the allocation of Parent employee stock-based compensation expense based off a percentage of revenue within general and administrative expense.

Income taxes

ABTC complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

A valuation allowance is recorded if it is more-likely-than-not that some portion, or all, of a deferred tax asset will not be realized. In evaluating whether a valuation allowance is needed, ABTC considers all relevant evidence, including past performance, recent cumulative losses, projections of future taxable income, and the viability of tax planning strategies. If ABTC subsequently determines that there is sufficient evidence to indicate a deferred tax asset will be realized, the associated valuation allowance is reversed.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 2. Significant accounting policies and recent accounting pronouncements (cont.)

ABTC recognizes positions taken or expected to be taken in a tax return in the Combined Financial Statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. ABTC recognizes any interest and penalties related to unrecognized tax benefits in income tax expense. There were no interest or penalties related to income taxes that have been accrued or recognized as of December 31, 2024, 2023, and 2022.

Foreign currency

The U.S. dollar is the functional and presentation currency of ABTC. Parent has consolidated subsidiaries that have a non-U.S. dollar functional currency. Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Foreign currency translation adjustments are reflected within accumulated other comprehensive income (loss) in the Combined Statements of Equity (Deficit). Gains and losses from foreign currency transactions are included in profit or loss for the period. Foreign currency-denominated monetary assets and liabilities of Parent are translated using the rate of exchange prevailing at the reporting date, and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in earnings. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Certain foreign operations have been carved out and allocated to ABTC. Therefore, ABTC allocated a portion of these foreign currency impacts to its Financial Statements.

Business combinations

The net assets of businesses acquired are recorded at their fair value at the acquisition date and the Combined Financial Statements include their results of operations from that date. Any excess of acquisition consideration over the fair value of identifiable net assets acquired is recorded as goodwill. The major classes of assets and liabilities that ABTC allocates purchase price to, excluding goodwill, include ASIC miners, digital assets, and other current and long-term assets and liabilities.

Parent Net Investment

Parent net investment in the Combined Balance Sheets is presented in lieu of shareholders’ equity and represents Parent’s historical investment in ABTC, the accumulated net earnings (losses) after taxes and the net effect of settled transactions with and allocations from Parent. All cash transactions reflected in parent net investment by Parent in the accompanying Combined Balance Sheets have been considered as financing activities for purposes of the Combined Statements of Cash Flows.

Note 3. Discontinued Operations

On March 4, 2024, Parent announced the closure of its Drumheller, Alberta Bitcoin mining site after analysis of ABTC’s operations. It was determined that the profitability of the Drumheller site had been impacted significantly by various factors, including elevated energy costs and underlying voltage issues.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 2).

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 3. Discontinued Operations (cont.)

The tables below outlines the results of discontinued operations for the years ended December 31, 2024, 2023, and 2022:

	December 31,
(in USD thousands)	2024	2023	2022
Revenue:	$981	$736	$—

Cost of revenue (exclusive of depreciation and amortization shown below):	3,895	602	—

Operating expenses:
Depreciation and amortization	169	51	—
General and administrative expenses	217	6	—
Impairment of long-lived assets	3,104	—	—
Total operating expenses	3,490	57	—
(Loss) income from discontinued operations before taxes	(6,404)	77	—
Income tax benefit	1,588	—	—
Net (loss) income	$(4,816)	$77	$—
Cash flows from discontinued operations (in USD thousands)	December 31,
	2024	2023
Operating cash flows (used in) provided by discontinued operations	$(3,291)	$128
Assets and Liabilities of discontinued operations (in USD thousands)	December 31,
	2024	2023
Assets	$—	$3,104
Liabilities	—	—

ABTC recorded impairment related to the mining equipment and mining infrastructure at the Drumheller site after the decision to cease operations at the site. Refer to Note 6. Property and equipment, net.

Note 4. Segment information

The following table presents summarized information for revenue by geographic area for the years ended December 31, 2024, 2023, and 2022:

(in USD thousands)	December 31,
	2024	2023	2022
Revenue
United States	$44,710	$59,740	$65,701
Canada	26,827	5,241	—
Total revenue	$71,537	$64,981	$65,701

The following table presents summarized information for long-lived assets by geographic area:

(in USD thousands)	December 31,
	2024	2023
United States	$35,214	$51,296
Canada	7,875	11,771
Total Long-Lived Assets	$43,089	$63,067

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 5. Digital assets

The following table presents the changes in carrying amount of digital assets as of December 31, 2023 and, 2024:

(in USD thousands)	Amount
Balance as of December 31, 2022	$757
Bitcoin assumed through the Business Combination	344,283
Revenue recognized from Bitcoin mined	64,981
Mining revenue earned in prior period received in current period	26
Carrying value of Bitcoin sold	(63,689)
Change in fair value of Bitcoin	33,470
Foreign currency translation adjustments	8,595
Mining revenue not received	(292)
Balance as of December 31, 2023	$388,131
Revenue recognized from Bitcoin mined	71,537
Revenue recognized from discontinued operations	981
Mining revenue earned in prior period received in current period	292
Bitcoin purchased	100,708
Carrying value of Bitcoin sold	(69,807)
Change in fair value of Bitcoin	509,303
Foreign currency translation adjustments	(51,644)
Balance as of December 31, 2024	$949,501
Number of Bitcoin held as of December 31, 2024	10,171
Number of Bitcoin pledged to BITMAIN as of December 31, 2024	968
Cost basis of Bitcoin held as of December 31, 2024	$443,127
Realized gains on the sale of Bitcoin for the year ended December 31, 2024	$10,045

Digital assets are either held in segregated custody accounts for the benefit of Parent, held in segregated custody accounts under Parent’s ownership and pledged as collateral under a borrowing arrangement or in connection with covered call options sold, or held by BITMAIN for the Bitcoin pledged in connection with the BITMAIN Purchase Agreement, as amended, for miner purchases from them. The details of the digital assets are as follows for the years ended:

	Amount		Number of digital assets
(in USD thousands)	2024	2023	2024	2023
Current
Bitcoin held in custody	$—	$4,583	—	109
Total current digital assets – held in custody	—	4,583	—	109
Current
Bitcoin pledged for miner purchase	92,389	—	968	—
Total current digital assets – pledged for miner purchase	92,389	—	968	—

Non-current
Bitcoin held in custody	525,236	282,998	5,648	6,704
Total non-current digital assets – held in custody	$525,236	$282,998	5,648	6,704

Non-current
Bitcoin pledged as collateral	331,876	100,550	3,555	2,382
Total non-current digital assets – pledged as collateral	331,876	100,550	3,555	2,382
Total digital assets	$949,501	$388,131	10,171	9,195

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 5. Digital assets (cont.)

In November 2024, Parent entered into the BITMAIN Purchase Agreement, with BITMAIN to purchase approximately 30,000 BITMAIN Antminer S21+ ASIC miners. In December 2024, Parent completed its Bitcoin pledge by depositing 968 Bitcoin into a segregated wallet with BITMAIN, which remains subject to a three-month redemption right from the shipment date of the purchased ASIC miners, whereby Parent has the option to repurchase, with cash, the pledged Bitcoin at a mutually agreed upon fixed price. If Parent does not exercise this right within the redemption period, BITMAIN will retain full ownership of the pledged Bitcoin as consideration for the purchased ASIC miners.

As of December 31, 2024, Parent had pledged 968 Bitcoin with a fair value of $92.4 million, classified as Digital assets — pledged for miner purchase under current assets on its Consolidated Balance Sheets. A corresponding Miner purchase liability of $15.1 million was recorded under Accounts payable and accrued expenses under current liabilities on ABTC’s Combined Balance Sheets, reflecting its obligation to either redeem the pledged Bitcoin for cash or put it towards the purchase of ASIC miners by not redeeming the pledged Bitcoin at the end of the redemption period.

In accordance with ASC Topic 610-20 Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets, ABTC assessed the transfer of nonfinancial assets, Bitcoin, under ASC 606. Specifically, ABTC noted that the Bitcoin pledged to BITMAIN under the BITMAIN Purchase Agreement constitutes a repurchase agreement under ASC 606. As a result, the Bitcoin was not derecognized upon transfer as Parent retains a repurchase option.

Due to the redemption right and ABTC’s continued economic exposure to the Bitcoin, the pledged Bitcoin is separately classified as Digital assets — pledged for miner purchase on the Combined Balance Sheets, which represents restricted Bitcoin.

ABTC recorded a Bitcoin redemption right derivative asset with an initial fair value of $15.1 million. See Note 11. Derivatives for further information on this derivative asset.

Note 6. Property and equipment, net

The components of property and equipment, net were as follows:

	December 31,
(in USD thousands)	2024	2023
Miners and mining equipment	$74,230	$84,617
Less: Accumulated depreciation	(31,141)	(21,550)
Miners and mining equipment, net	$43,089	$63,067

Depreciation expense related to property and equipment was $22.7 million, $14.4 million, and $16.8 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Impairment of long-lived assets

On March 6, 2024, Parent announced the closure of its Drumheller site in Alberta, Canada. Parent further assessed the profitability of the site which indicated that an impairment triggering event had occurred. Accordingly, with the closure of the Drumheller site, the long-lived assets of the site were fully written down. This resulted in a write down of $3.1 million, which is reflected in the Loss from discontinued operations in ABTC’s Combined Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2024.

There was no impairment on ABTC’s long-lived assets for the year ended December 31, 2023. During the year ended December 31, 2022, adverse changes in the business climate, including decreases in the price of Bitcoin throughout, 2022, and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated that the estimated fair value of the miners was less than their net carrying value as of December 31, 2022. An impairment charge of approximately $49.7 million was recognized, decreasing the net carrying value of these assets to their estimated fair value.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 2).

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 7. Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

	December 31,
(in USD thousands)	2024	2023
Deposits for miners	$31,951	$—
Prepaid insurance	135	1,331
Electricity deposits	10,564	9,814
Total deposits and prepaid expenses	$42,650	$11,145

Note 8. Business Combinations

As discussed in Note 1, Parent was party to the Business Combination which combined the businesses of USBTC and Legacy Hut. USBTC was identified as the accounting acquirer for financial statement reporting purposes.

The following table details the final purchase price of the Business Combination consideration to the valuations of the identifiable tangible and intangible assets acquired and liabilities assumed as of November 30, 2023, by Parent and the assets and liabilities allocated to ABTC’s Combined Financial Statements. Goodwill was fully attributable to Bitcoin mining operations, and thus allocated to ABTC.

(in USD thousands)	Fair Value Acquired by Parent	Fair Value Allocated to ABTC
Cash	$23,031	$—
Accounts receivable	2,073	—
Deposits and prepaid expenses	15,803	6,318
Digital assets – held in custody	254,330	254,089
Digital assets – pledged as collateral	90,194	90,194
Property and equipment, net	53,781	14,815
Operating lease right-of-use asset	12,426	—
Intangible assets, net	12,003	—
Goodwill	56,199	56,199
Accounts payable and accrued expenses	(25,484)	(957)
Operating lease liability	(12,120)	—
Finance lease liability	(1,433)	—
Loans payable	(49,776)	—
Total	$431,027	$420,658

Changes in the carrying amount of goodwill were as follows:

(in USD thousands)	December 31,
	2024	2023
Balance at beginning of fiscal year	$57,595	$—
Acquisition – Business Combination	—	56,199
Foreign currency translation adjustments	(4,513)	1,396
Total	$53,082	$57,595

As of December 31, 2024, there was no impairment of ABTC’s carrying amount of goodwill.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 9. Accounts payable and accrued expenses

The components of accounts payable and accrued expenses are as follows:

(in USD thousands)	December 31,
	2024	2023
Accounts payable	$876	$6,478
Accrued state sales taxes	7,275	7,275
Accrued compensation costs	2,151	1,881
Accrued electricity costs	5,609	1,884
Miner purchase liability	15,096	—
Other accruals	5	2,088
Total accounts payable and accrued expenses	$31,012	$19,606

As described in Note 5, ABTC recorded a corresponding financial liability to settle the BITMAIN Purchase Agreement.

Note 10. Loans and notes payable

Details of ABTC’s loans and notes payable are as follows:

(in USD thousands)				December 31,
Issuance Date	Maturity Date	Interest Rate		2024	2023
Anchorage Note
February 3, 2023	February 2, 2028	9.00	%(1)	$—	$44,634
Total principal balance				—	44,634
Less: unamortized discount and deferred financing costs				—	(272)
Total carrying amount				$—	$44,362
Less: current portion				—	2,912
Long-term portion				$—	$41,450

____________

(1)      The interest rate as of December 31, 2023 for the Anchorage Note was 14.00%.

As of September 27, 2024, the outstanding balance of the Anchorage Note (as defined below) was settled through a Debt Repayment Agreement (as defined below). Therefore, there are no maturities related to long-term debt as of December 31, 2024. See further discussion of the Debt Repayment Agreement below.

During the years ended December 31, 2024, 2023, and 2022, total principal payments of the debt, exclusive of debt extinguishment, were $11.5 million, $10.8 million, and $11.1 million, respectively. During the years ended December 31, 2024, 2023, and 2022, ABTC recorded amortization of debt issuance costs, included in interest expense, of $3.5 million, $6.3 million, $1.0 million, respectively. During the years ended December 31, 2024, 2023, and 2022, interest expense exclusive of the amortization of debt issuance costs was nil, $2.5 million, and $19.2 million, respectively.

ABTC accounts for all of its loans and notes payable in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470”), ASC 815, and ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). ABTC evaluated all of its loans and notes payable, for all periods presented, to determine if there were any embedded components that qualified as derivatives to be separately accounted for.

Anchorage Note

In February 2023, Parent restructured its outstanding Equipment Loan and Security Agreements (the “Anchorage Note”) with Anchorage Lending CA, LLC (“Anchorage”). The restructuring was accounted for under ASC 470-50 Modifications and Extinguishments. The stated interest rate was 9.0% and was subject to adjustment after each year the loan was outstanding, if Parent did not elect to prepay the Anchorage Note. Interest rate changes were fixed not variable.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 10. Loans and notes payable (cont.)

The Anchorage Note allowed Parent to pay the interest in kind (“PIK interest”) by capitalizing unpaid and accrued interest into the principal amount subject to certain conditions. Interest was earned on the first of each annual anniversary date and accrued on the principal balance and PIK interest from prior periods. In connection with the restructuring, the Parent paid approximately $0.7 million in closing fees, issued 2,960,000 shares of common stock of USBTC with an approximate value of $0.8 million (which shares were converted into shares of Parents’s common stock upon the closing of the Business Combination), and paid a termination fee of approximately $0.4 million. Monthly payments commenced on March 15, 2023, and represented 100% of net monthly cash flow from the immediately preceding calendar month activity related to certain ABTC ASIC miners as described below. The net monthly cash flow payment was allocated as follows: first, to pay all unpaid fees, costs, and expenses; second, to the payment of accrued and unpaid interest on the Anchorage Note; and third, to the principal amount of the Anchorage Note. If net monthly cash flows for a given month were zero or negative, then no monthly payment was due for such month.

The Anchorage Note was secured by approximately 21,000 miners at Parent’s Alpha and Salt Creek facilities and all property, equipment, machinery, and other assets located at Parent’s Alpha facility. On April 25, 2023, the Anchorage Note was amended so that interest accrued on the principal balance only and did not include prior period PIK interest.

On September 27, 2024, Parent entered into a Debt Repayment Agreement with Anchorage to exchange the $37.9 million outstanding balance of the Anchorage Note (exclusive of $1.5 million of deferred financing costs) as of the date of Debt Repayment Agreement for 2,313,435 shares of Parent’s common stock (the “Conversion”) at an exchange rate of $16.395 per share (the “Exchange Price”). Upon completion of the Conversion, the outstanding loan and all other related obligations of Parent under the Anchorage Note were satisfied (“Debt Repayment Agreement”). Additionally, as a result of the Conversion, ABTC derecognized the net carrying amount of the Anchorage Note as of the Conversion date of $36.4 million (inclusive of a $37.9 million outstanding balance and $1.5 million of deferred financing costs), recorded a gain on debt extinguishment of $6.0 million (inclusive of $0.2 million in debt extinguishment costs), and to net parent investment the fair value of the shares of Parent’s common stock issued, net of share issuance costs. Under the Debt Repayment Agreement, Parent agreed to file a registration statement with respect to the resale of the common stock issued under the Debt Repayment Agreement and provided Anchorage other customary rights with respect to such registration.

In the event that, on or prior to December 31, 2024, Parent (i) sold any shares of Parent’s common stock, other than pursuant to certain excluded issuances, at a price per share that is less than the Exchange Price or (ii) issued any debt or equity instrument of Parent or affiliates that was convertible into or exchangeable for shares of Parent common stock, other than pursuant to certain excluded issuances, at an initial conversion or exchange price, as applicable, that was less than the Exchange Price (“Better Offer”), then in each case, the Debt Repurchase Agreement would have been deemed to be amended to reflect a new Exchange Price that was the lowest Better Offer and Parent was required to forthwith issue to Anchorage additional shares of Parent common stock to reflect an Exchange Price that is equal to the lowest Better Offer. There were no issuances meeting these provisions on or prior to December 31, 2024, and therefore no additional shares of Parent common stock were issued to Anchorage.

NYDIG Loan

On July 27, 2021, Parent entered into a Master Equipment Finance Agreement with Arctos Credit, LLC, a Delaware limited liability company (“Arctos,” and such agreement the “MEFA”). Pursuant to the MEFA, Arctos advanced funds to Parent that were used to finance Bitcoin mining operations. The MEFA was collateralized by ASIC miners. On December 27, 2021, the MEFA was amended and NYDIG Trust Company LLC (“NYDIG”) replaced Arctos as the lender.

In December 2022 Parent received a note of default on its borrowing with NYDIG. On February 3, 2023, in connection with a restructuring of its debt obligations with NYDIG, Parent entered into an Asset Purchase Agreement with NYDIG pursuant to which Parent transferred certain of its assets, including certain of its equipment, real estate, and contracts to NYDIG in full satisfaction of the MEFA debt and the release of the security interests. As of February 3, 2023, Parent owes no amount of the MEFA debt to NYDIG and NYDIG holds no remaining security interests in the assets of Parent. As a result, Parent extinguished the outstanding balance and recorded a gain on extinguishment of

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 10. Loans and notes payable (cont.)

$23.7 million. Because this debt related to Bitcoin mining operations and was collateralized by ASIC miners, this gain was allocated to ABTC and is recorded as a gain on debt extinguishment in the Combined Statements of Operations and Comprehensive Income (Loss).

Note 11. Derivatives

The following table presents ABTC’s Combined Balance Sheets classification of derivatives carried at fair value:

(in USD thousands)	Balance Sheet Line	December 31, 2024		December 31, 2023
Derivative		Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Derivative asset	$18,076	$—	$—	$—
Covered call options	Derivative liability	—	18,437	—	—
Total derivatives		$18,076	$18,437	$—	$—

The following table presents the effect of derivatives on ABTC’s Combined Statements of Operations and Comprehensive Income (Loss):

(in USD thousands)	Statement of Operations Line	Year Ended 2024	Year Ended 2023	Year Ended 2022
Derivative
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Gain on derivatives	$2,980	$—	$—
Covered call options	Gain on derivatives	3,800	—	—
Total derivatives		$6,780	$—	$—

Bitcoin redemption option

In December 2024, in connection with the BITMAIN Purchase Agreement, Parent pledged 968 Bitcoin to BITMAIN in connection with a purchase of approximately 30,000 BITMAIN Antminer S21+ ASIC miners. Parent has the option to redeem the pledged Bitcoin at a mutually agreed upon fixed price starting from and for up to three months after the shipment date of the purchased miners. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of miners shipped. ABTC accounted for this Bitcoin redemption option as a Level 3 derivative asset as noted in Note 2. A significant unobservable input included in the fair value estimate of the Bitcoin redemption option is the estimated shipment date of the purchased miners, which management estimated to begin at the end of January 2025 as of December 31, 2024.

As of December 31, 2024 and December 18, 2024, Parent estimated the fair value of the Bitcoin redemption option using the Black-Scholes pricing model with the following inputs and inputs noted in the paragraph above:

	December 31, 2024	December 18, 2024
Implied volatility	61.54%	61.32%
Risk-free interest rate	4.27%	4.32%

The following table provides a summary of activity and change in fair value of the Bitcoin redemption option (Level 3 derivative asset):

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance, beginning of period	$—	$—
Additions	15,096	—
Change in fair value	2,980	—
Balance, end of period	$18,076	$—

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 11. Derivatives (cont.)

Covered call options

During April 2024, Parent sold covered call options on 2,125 Bitcoin notional for proceeds of $20.8 million and during the year ended December 31, 2024, recorded a realized gain of $20.8 million as all such call options expired unexercised. As noted in Note 2, Parent sold covered call options on Bitcoin to generate cash flow on a portion of its Bitcoin. Parent pledged Bitcoin as collateral with one of its Bitcoin custodians, in a quantity equal to the notional amount, for these covered call options sold. The collateral was returned to Parent upon the expiration of the call options. The covered call options were only exercisable upon the date of expiry, were automatically exercised if the underlying reference price was greater than the strike price of the call option, and were net cash settled on the business day immediately following expiry. The reference price was the Bitcoin Reference Rate published by the CME Group and Crypto Facilities Ltd., or any successor (“BRR”), between 4:00 pm and 4:30 pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2.

During October 2024, Parent sold additional covered call options on 2,000 Bitcoin notional for proceeds of $2.9 million. During November 2024, Parent rolled these call options into new call options with the same Bitcoin notional. Parent achieved this roll by exchanging its previous call options sold for new call options. As a result of the roll, Parent paid $1.5 million in cash and recorded a realized loss of $23.3 million during the year ended December 31, 2024. Parent has pledged Bitcoin as collateral with one of its Bitcoin custodians in a quantity equal to the notional amount for these covered call options sold. The collateral continues to be pledged in the same manner after the roll. The covered call options exchanged in the roll were only exercisable upon the date of expiry, were automatically exercised if the underlying reference price was greater than the strike price of the call option, and were settled with delivery of the underlying Bitcoin. The reference price was the BRR at 4:00 pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2. The new call options received by Parent in the roll have the same terms as the call options exchanged by Parent in the roll, except that the reference price is the Coinbase Prime Bitcoin price quoted in U.S. Dollars at 4:00 pm London time for a given date.

Note 12. Stock-based compensation

As of December 31, 2024, Parent had three stock-based compensation plans, the Hut 8 Mining Corp. Omnibus Long-Term Incentive Plan, the Hut 8 Corp. Rollover Option Plan, and the Hut 8 Corp. 2023 Omnibus Incentive Plan. The components and classification of stock-based compensation expense related to stock awards issued under these plans have been allocated from Parent to ABTC. The total stock-based compensation expense allocated to ABTC for the years ended December 31, 2024, 2023, and 2022 was $9.2 million, $9.1 million, and $4.9 million, respectively. Stock-based compensation expense is included in general and administrative expenses in the Combined Statements of Operations and Comprehensive Income (Loss) for all the periods presented.

Note 13. Income taxes

The accompanying Combined Financial Statements reflect the income tax provision and related balances of Bitcoin mining activities as historically reported by Parent in its financial statements for the years ended December 31, 2024, 2023 and 2022. The income tax provision amounts presented in the Combined Financial Statements have been prepared following the separate return method, as if ABTC had filed separate income tax returns, although it was not a separate legal entity for tax filing purposes for the periods presented.

Under the separate return method, current and deferred income taxes are allocated to ABTC in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, “Income Taxes.” ABTC’s provision for income taxes may differ from the amounts reflected in Parent’s consolidated financial statements due to the following: (1) differing interpretations of standalone tax positions; (2) differing financial statement periods under audit; and (3) ABTC used actual amounts from the filed tax returns, rather than estimates from the provision, for the years ended December 31, 2023 and 2022. This approach yields deferred assets and liabilities that differ from those that otherwise would have been previously recorded for ABTC’s operations in the prior year’s tax provision. This disparity is because of

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

tax return true-ups that, within the carve-out setting, will be recorded in the appropriate periods. ABTC has analyzed the differences and adjusted for true-ups that result from information that existed as of the date of the financial statements and not adjusted for new information or developments related to the subsequent period.

ABTC did not maintain its own stand-alone tax filings, and its operations were included in the tax returns filed by Parent; as such, no formal tax sharing agreement existed. The income taxes recorded in these Combined Financial Statements do not reflect any liabilities to or receivables from Parent for taxes paid or received.

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Twelve Months Ended
(in USD thousands)	December 31, 2024	December 31, 2023	December 31, 2022
United States	$(22,142)	$(10,626)	$(104,600)
Foreign	515,500	31,435	—
Discontinued operations	(6,404)	—	—
Total	$486,954	$20,809	$(104,600)

Current and Deferred Taxes

The components of the (provision) benefit for income taxes consists of:

(in USD thousands)	Year Ended December 31,
	2024	2023	2022
Current
U.S. Federal	$(626)	$(412)	$—
U.S. State	(263)	(355)	—
Foreign	—	—	—
Total current	(889)	(767)	—

Deferred
U.S. Federal	207	165	392
U.S. State	—	—	—
Foreign	(58,925)	19,406	—
Total deferred	(58,718)	19,571	392

Discontinued operations
U.S. Federal	—	—	—
U.S. State	—	—	—
Foreign	1,588	—	—
Total discontinued operations	1,588	—	—
Total	$(58,019)	$18,804	$392

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

A reconciliation of the U.S. federal statutory income tax rates to ABTC’s effective tax rate is as follows:

Continuing Operations

(in USD thousands)	Year Ended
	December 31, 2024		December 31, 2023		December 31, 2022
Tax benefit (provision) computed at the federal statutory rate	$(103,607)	21.00%	$(4,370)	21.00%	$21,966	21.00%
State taxes, net of federal tax benefit	3,263	(0.66)%	723	(3.47)%	(158)	(0.15)%
Permanent differences	3,317	(0.67)%	2,600	(12.49)%	(199)	(0.19)%
Stock based compensation	364	(0.07)%	(677)	3.25%	(848)	(0.81)%
Foreign earnings taxed at a higher rate	49,214	(9.98)%	2,744	(13.19)%	—	—%
Return to provision adjustments	(3,276)	0.66%	2,077	(9.98)%	158	0.15%
Subpart F Income	(69,779)	14.14%	(27,069)	130.07%	—	—%
Change in valuation allowance	60,871	(12.35)%	42,818	(205.75)%	(20,260)	(19.36)%
Other items	26	(0.01)%	(42)	0.20%	(267)	(0.26)%
Effective tax rate	$(59,607)	12.08%	$18,804	(90.36)%	$392	0.38%

Discontinued Operations

	Year Ended
(in USD thousands)	December 31, 2024		December 31, 2023		December 31, 2022
Tax benefit (provision) computed at the federal statutory rate	$1,347	21.00%	$—	—%	$—	—%
Foreign earnings taxed at a higher rate	241	3.75%	—	—%	—	—%
Effective tax rate	$1,588	24.75%	$—	—%	$—	—%

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such differences reverse.

The following table summarizes the components of deferred tax assets and deferred tax liabilities:

Continued Operations

(in USD thousands)	Year Ended December 31,
	2024	2023	2022
Deferred tax assets
Capital tax losses carried forward	$5,341	$5,800	$5,926
Interest	6,305	6,603	5,487
Stock based compensation	2,014	177	65
Accrued expenses	3,215	2,624	—
Operating tax losses carried forward	23,485	27,546	17,739
Impairment Loss	12,972	9,904	2,841
Property and equipment, net	18,091	15,927	—
Total deferred tax assets	71,423	68,581	32,058

Deferred tax liabilities
Goodwill	—	—	—
Property and equipment, net	—	—	(5,157)
Digital assets	(73,873)	(15,481)	—
Subpart F Income	(91,195)	(26,603)	—
Derivatives	(1,598)	—	—
Total deferred tax liabilities	(166,666)	(42,084)	(5,157)
Valuation allowance	52,663	(8,208)	(27,879)
Total net deferred tax asset/(liability)	(42,580)	18,289	(978)

Discontinued Operations

	Twelve Months Ended December 31,
(in USD thousands)	2024	2023	2022
Deferred tax assets
Capital tax losses carried forward	$—	$—	$—
Operating tax losses carried forward	819	—	—
Property and equipment, net	769	—	—
Total deferred tax assets	$1,588	$—	$—

Deferred tax liabilities
Goodwill	$—	$—	$—
Total deferred tax liabilities	$—	$—	$—
Valuation allowance	—	—	—
Total net deferred tax asset/(liability)	$1,588	$—	$—

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

Valuation Allowance

3 Year Cumulative Income/(Loss) Position – United States

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Cumulative 3 Year Income/(Loss)
Profit before tax	$(22,142)	$(10,626)	$(104,600)	$(137,368)
Permanent difference	23,333	9,210	540	33,083
Total	$1,191	$(1,416)	$(104,060)	$(104,285)

3 Year Cumulative Income/(Loss) Position – Canada

(in USD thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Cumulative 3 Year Income/(Loss)
Profit before tax	$509,096	$31,436	$—	$540,531
Permanent difference	(258,281)	(16,152)	—	(274,433)
Total	$250,815	$15,283	$—	$266,098

ABTC has evaluated the need for a valuation allowance for its U.S. operations in accordance with the prescriptive guidance in ASC 740. ABTC has a history of losses, including a cumulative loss position for all periods covered in these Combined Financial Statements. As such, management has determined that it is more likely than not that ABTC will not realize its deferred tax assets in the upcoming years and has concluded that an allowance is appropriate.

ABTC’s Canadian operations are profitable without a history of cumulative losses for all periods covered in these Combined Financial Statements. The Canadian operations have significant positive evidence to support the position that a valuation allowance is not needed for its deferred tax assets given the profitability and the overall net deferred tax liability position.

Uncertain Tax Positions

ABTC adheres to the provisions of ASC 740-10 (formerly FIN 48). ASC 740-10 requires financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. As of the dates presented, ABTC’s management has determined that there are no uncertain tax positions that need to be recorded.

Net Operating Losses and Tax Credits

U.S. Federal and State

Parent had historical U.S. Federal and Florida net operating loss (“NOLs”) carryforwards of $8.9 million (tax effected) and $107 thousand (tax effected, post apportionment), respectively, generated solely from activities during the year ended December 31, 2021. ABTC has performed an analysis of the income tax calculation for the year ended December 31, 2021, and recalculated taxable income to only include activities specifically related to ABTC. As such, ABTC has determined it has historical U.S. Federal NOLs of $6.6 million (tax effected) and Florida historical NOLs of $45 thousand (tax effected, post apportionment), which are recognized as carryforwards in these Combined Financial Statements.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 13. Income taxes (cont.)

ABTC had Federal NOLs (tax effected) of $17.3 million as of December 31, 2022, $15.7 million as of December 31, 2023, and $13.2 million as of December 31, 2024. For State NOLs, ABTC had $409 thousand as of December 31, 2022, $0 as of December 31, 2023, and $913 thousand as of December 31, 2024.

ABTC had Federal Capital Loss Carryforwards of $5.4 million for the year ended December 31, 2022, $5.3 million for the year ended December 31, 2023, and $4.9 million for the year ended December 31, 2024. For State Capital Loss Carryforwards, ABTC had $531 thousand for the year ended December 31, 2022, $501 thousand for the year ended December 31, 2023, and $490 thousand for the year ended December 31, 2024.

Foreign

Parent had acquired Canadian NOLs of $84.8 million because of the Business Combination in November 2023. ABTC reviewed historical NOLs by Canadian entity and by year to determine which NOLs were attributable to ABTC for purposes of these Combined Financial Statements. As a result, ABTC has determined historical NOLs of $12.2 million (tax effected) were related to ABTC and are recognized as carryforwards in these Combined Financial Statements. As of the date of these financial statements, Parent had acquired capital loss carryforwards, but upon review, it was determined that none of the capital losses were attributable to ABTC in these Combined Financial Statements.

ABTC had Canadian NOLs of $0 as of December 31, 2022, $11.9 million as of December 31, 2023, and $10.2 million as of December 31, 2024. The $10.2 million for the year ended December 31, 2024 consists of $9.4 million from continued operations and $819 thousand from discontinued operations.

Note 14. Concentrations

The only digital asset mined during the years ended December 31, 2024, 2023, and 2022 has been Bitcoin. Therefore, 100% of ABTC’s revenue is related to one digital asset. Parent used two mining pool operators during the year ended December 31, 2024, and three mining pool operators during the years ended December 31, 2023 and 2022.

Note 15. Related party transactions

Parties are considered related to ABTC if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with ABTC. This includes equity method investment entities. Related parties also include principal owners of ABTC, its management, members of the immediate families of principal owners of ABTC and its management and other parties with which ABTC may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. ABTC discloses all known related party transactions.

Cost Allocations from Parent

Parent provides significant support functions to ABTC. The Combined Financial Statements reflect an allocation of these costs. Allocated costs included in cost of revenue relate to support primarily consisting of electricity, facilities, repairs and maintenance, and labor which are predominantly allocated based on revenue. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on a percentage of revenue. See Note 1 for a discussion of these costs and the methodology used to allocate them.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 15. Related party transactions (cont.)

Net Parent Investment

The net transfers to and from Parent discussed above were as follows:

	Year Ended December 31,
(in USD thousands)	2024	2023	2022
Cash pooling and general financing activities	$97,129	$(29,577)	$(8,943)
Corporate allocations	34,970	34,186	18,361
Net transfers from parent per Combined Statements of Cash Flows	132,099	4,609	9,418
Shares issued in the Business Combination	—	420,658	—
Parent common stock issued in debt modification	—	791	—
Contribution by parent related to debt extinguishment	30,420	10,721	—
Stock based compensation funded by parent	9,173	9,107	4,933
Net transfers from parent per Combined Statements of Equity	$171,692	$445,886	$14,351

Note 16. Commitments and contingencies

BITMAIN Purchase Agreement

The BITMAIN Purchase Agreement includes the following financial commitments: a Bitcoin redemption option, recognized as a derivative asset under ASC 815, measured at fair value at each reporting period, a Miner purchase liability representing a commitment to settle the obligation in cash if the redemption right is exercised before expiration, and a derecognition of Digital assets — pledged for miner purchase if the redemption right is not exercised.

Legal and regulatory matters

ABTC is subject at times to various claims, lawsuits and governmental proceedings relating to the ABTC’s business and transactions arising in the ordinary course of business. ABTC cannot predict the final outcome of such proceedings. Where appropriate, ABTC vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings that may arise in ordinary course of business are covered by ABTC’s insurance program. ABTC maintains property and various types of liability insurance in an effort to protect ABTC from such claims. In terms of any matters where there is no insurance coverage available to ABTC, or where coverage is available and ABTC maintains a retention or deductible associated with such insurance, ABTC may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the Combined Financial Statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by ABTC in the accompanying Combined Balance Sheets. If it is reasonably possible that an asset may be impaired as of the date of the Combined Financial Statements, then ABTC discloses the range of possible loss. Expenses related to the defense of such claims are recorded by ABTC as incurred and included in the accompanying Combined Statements of Operations and Comprehensive Income (Loss). Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting ABTC’s defense of such matters. On the basis of current information, ABTC does not believe there is a reasonable possibility that any material loss will result from any claims, lawsuits and proceedings to which ABTC is subject to either individually, or in the aggregate.

American Bitcoin Corp.
Notes to the Audited Combined Financial Statements

Note 17. Subsequent events

ABTC has completed an evaluation of all subsequent events after the balance sheet date up to the date that the Combined Financial Statements were available to be issued. Except as described below, ABTC has concluded no other subsequent events have occurred that require disclosure.

The Transactions

As described in Note 1, on March 31, 2025, Parent, ADC, and the stockholders of ADC entered into the Agreement, pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance. In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent. The Transactions did not meet the business combination criteria under FASB ASC Topic 805, Business Combinations. The net book value of the assets contributed by ABTC was $115.8 million.

The Gryphon Merger

As described in Note 1, on May 9, 2025, Gryphon, Merger Sub Inc., Merger Sub LLC, and ABTC, entered into the Merger Agreement. Following the Mergers, Gryphon will be renamed American Bitcoin Corp. and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

GRYPHON DIGITAL MINING, INC.,

GDM MERGER SUB I INC.,

GDM MERGER SUB II LLC

and

AMERICAN BITCOIN CORP.

Dated as of May 9, 2025

Annex A-i

Annex A-ii

Annex A-iii

Exhibits

Exhibit A	Company Support Agreement
Exhibit B	Parent Support Agreement
Exhibit C	Investors’ Rights Agreement
Exhibit D	Surviving Company Certificate of Formation and LLCA
Exhibit E	Parent Amended and Restated Certificate of Incorporation
Exhibit F	Parent Amended and Restated Bylaws

Annex A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 9, 2025, by and among Gryphon Digital Mining, Inc., a Delaware corporation (“Parent”), GDM Merger Sub I Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub LLC”), and American Bitcoin Corp., a Delaware corporation (the “Company”). The parties hereto are referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, on the terms and subject to the conditions set forth herein, at the First Effective Time, Merger Sub Inc. will merge with and into the Company, with the Company surviving the merger (the “First Merger”) as a direct, wholly owned Subsidiary of Parent (the corporation surviving the First Merger, the “First Merger Surviving Corporation”);

WHEREAS, on the terms and subject to the conditions set forth herein, immediately after the First Merger, at the Second Effective Time, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Second Merger” and, taken together with the First Merger, the “Mergers”) as a direct, wholly owned Subsidiary of Parent (the company surviving the Second Merger, the “Surviving Company”);

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders; (b) approved, adopted and declared advisable this Agreement and the Transactions; (c) directed that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s stockholders; and (d) recommended the adoption of this Agreement and approval of the Transactions by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment) are fair to and in the best interests of Parent and its stockholders; (b) approved, adopted and declared advisable this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment); (c) directed that the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders; and (d) recommended the approval of the Parent Share Issuance and the Parent Charter Amendment by Parent’s stockholders;

WHEREAS, each of the Board of Directors of Merger Sub Inc. and Board of Managers of Merger Sub LLC has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions and (b) directed that this Agreement (including the Transactions) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub Inc. and sole member of Merger Sub LLC;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent, Merger Sub Inc. and Merger Sub LLC to enter into this Agreement, stockholders of the Company representing 80% of the voting power in the aggregate of the Company Common Stock as of the date of this Agreement are entering into a support agreement with Parent in the form attached hereto as Exhibit A (the “Company Support Agreement”);

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, certain stockholders of Parent are entering into support agreements with the Company in the form attached hereto as Exhibit B (each, a “Parent Support Agreement”);

WHEREAS, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub Inc. and the sole member of Merger Sub LLC, will execute and deliver actions by written consent (the “Merger Sub Consents”), adopting this Agreement and approving the Transactions;

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (i) the Mergers, taken together, be treated as an integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), (ii) Parent and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder;
Annex A-1

WHEREAS, on the terms and subject to the conditions set forth herein, prior to the Closing, Parent shall effect the Parent Charter Amendment in accordance with the applicable provisions of the DGCL;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, Parent, the Company and certain stockholders of the Company who are signatories thereto are entering into an Investors’ Rights Agreement in substantially the form attached hereto as Exhibit C (the “Investors’ Rights Agreement”), to be effective as of the Closing; and

WHEREAS, the Company, Parent, Merger Sub Inc. and Merger Sub LLC desire to make certain representations, warranties and covenants in this Agreement in connection with the Mergers and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

Article I

THE MERGERS; CLOSING; EFFECTIVE TIMES

Section 1.01 The First Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall file a certificate of merger with respect to the First Merger, in customary form and substance (the “First Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the First Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the First Certificate of Merger in accordance with the DGCL (the effective time of the First Merger being hereinafter referred to as the “First Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, (i) Merger Sub Inc. shall be merged with and into the Company in accordance with the DGCL and (ii) the separate corporate existence of Merger Sub Inc. shall cease and the Company shall continue its corporate existence under the DGCL as the surviving company in the First Merger.

(c) From and after the First Effective Time, the First Merger Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and restrictions of the Company and Merger Sub Inc., all as provided under the DGCL, and the First Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

Section 1.02 The Second Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately after the First Effective Time, the First Merger Surviving Corporation shall file a certificate of merger with respect to the Second Merger, in customary form and substance (the “Second Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLLCA and shall make all other filings or recordings required under the DGCL and the DLLCA, as applicable, in connection with the Second Merger. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Second Certificate of Merger in accordance with the DGCL and the DLLCA, but in all cases after the First Effective Time (the effective time of the Second Merger being hereinafter referred to as the “Second Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, (i) the First Merger Surviving Corporation shall be merged with and into Merger Sub LLC in accordance with the DGCL and the DLLCA and (ii) the separate corporate existence of the First Merger Surviving Corporation shall cease and Merger Sub LLC shall continue its corporate existence under the DLLCA as the surviving company in the Second Merger.

Annex A-2

(c) From and after the Second Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the First Merger Surviving Corporation and Merger Sub LLC, all as provided under the DGCL and the DLLCA, and the Second Merger shall have the effects set forth herein and in the applicable provisions of the DGCL and the DLLCA.

Section 1.03 Organizational Documents of the First Merger Surviving Corporation and the Surviving Company.

(a) At the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, (i) the certificate of incorporation of the Company shall be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the First Effective Time, and as so amended shall be the certificate of incorporation of the First Merger Surviving Corporation until thereafter amended as provided therein or by Applicable Law, and (ii) the bylaws of the Company shall be amended and restated in their entirety as the bylaws of Merger Sub Inc. as in effect immediately prior to the First Effective Time, and as so amended shall be the bylaws of the First Merger Surviving Corporation until thereafter amended as provided therein or by Applicable Law.

(b) At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of Parent, the First Merger Surviving Corporation, Merger Sub LLC or any other Person, the amended and restated certificate of formation and amended and restated limited liability company agreement in the form of Exhibit D attached hereto shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Effective Time until thereafter amended as provided therein or by Applicable Law.

Section 1.04 Directors and Officers of the First Merger Surviving Corporation and the Surviving Company.

(a) From the First Effective Time until the Second Effective Time, the directors and officers of the Company immediately prior to the First Effective Time shall be the directors and officers of the First Merger Surviving Corporation.

(b) From and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law and the certificate of formation and limited liability company agreement of the Surviving Company, the officers of the First Merger Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Company.

Section 1.05 Closing. The closing (the “Closing”) of the Mergers shall take place via the electronic exchange of documents and signatures at 9:00 a.m., New York City time, on the second (2nd) Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions by the Party or Parties entitled to the benefits thereof), or at such other place, time and date as shall be mutually agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.06 Parent Governance Matters.

(a) Parent Organizational Documents. Prior to the First Effective Time, (i) subject to the receipt of the Parent Stockholder Approval, the certificate of incorporation of Parent shall be amended and restated in its entirety to be in substantially the form attached hereto as Exhibit E, with such changes as the Company may request (the “Parent New Charter”), and Parent shall file the Parent New Charter with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the “Parent Charter Amendment”) and (ii) the Board of Directors of Parent shall, at a meeting duly called, adopt resolutions to amend and restate the bylaws of Parent to be in substantially the form attached hereto as Exhibit F, with such changes as the Company may request (the “Parent New Bylaws”), to be effective as of the Closing Date. The Parent New Charter and Parent New Bylaws shall be the certificate of incorporation and bylaws of Parent until thereafter supplemented or amended in accordance with the applicable provisions thereof and of the DGCL.

Annex A-3

(b) Board of Directors of Parent. Parent shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, to increase the size of the Board of Directors of Parent and appoint the applicable Board Designees to fill the resulting vacancies, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving directors of the Board of Directors of Parent) to:

(i) cause the size of the Board of Directors of Parent as of the Closing to be fixed at the number set forth in Section 1.06(b)(i)(A) of the Company Disclosure Letter (as may be updated by the Company prior to Closing upon written notice to Parent) and cause the individuals set forth in Section 1.06(b)(i)(B) of the Company Disclosure Letter (as may be updated by the Company prior to Closing upon written notice to Parent) to be appointed to the Board as of the Closing (each such individual and their successors, a “Board Designee”);

(ii) cause the Board of Directors of Parent to be staggered into three (3) classes, as nearly equal in number as possible and designated Class I, Class II and Class III; and

(iii) designate a Board Designee selected by the Company as the Chairperson of the Board of Directors of Parent as of the Closing.

(c) Parent Executive Officers. Parent shall take all necessary action (including by passing the appropriate resolutions to the extent necessary, to be effective immediately following the Closing, and by securing or causing to be delivered to Parent (with evidence thereof to be provided to the Company) the resignations of then-serving officers of the Company) to cause the officers of Parent as of the Closing to be the individuals set forth in Section 1.06(c) of the Company Disclosure Letter (as may be updated by the Company prior to Closing upon written notice to Parent).

Article II

EFFECT ON CAPITAL STOCK; EXCHANGE

Section 2.01 Effect on Capital Stock.

(a) First Merger. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub Inc. or the holders of any Equity Interests in the Company, Parent or Merger Sub Inc.:

(i) each share of Class A Common Stock, par value $0.0001, of the Company (“Company Class A Common Stock”) and each share of Class B Common Stock, par value $0.0001, of the Company (“Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the First Effective Time, other than Excluded Shares and Dissenting Shares, shall be converted into (A) in the case of the Company Class A Common Stock, a number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (the “Class A Merger Consideration”) and (B) in the case of the Company Class B Common Stock, a number of fully paid and nonassessable shares of Parent Class B Common Stock equal to the Exchange Ratio (the “Class B Merger Consideration” and, collectively with the Class A Merger Consideration, the “Merger Consideration”), subject to adjustment in accordance with Section 2.02. Each share of Company Common Stock that was immediately prior to the First Effective Time represented by a certificate and each uncertificated share of Company Common Stock that immediately prior to the First Effective Time was registered to a holder on the stock transfer books of the Company (other than Excluded Shares and Dissenting Shares) shall cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only the right to receive the Merger Consideration, without any interest. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock and delivery of duly executed letters of transmittal in accordance with Section 2.04 will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock, and after the First Effective Time there will be no further registration of transfers on the stock transfer books of the First Merger Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any duly executed letters of transmittal with respect to former shares of Company Common Stock

Annex A-4

are presented to the First Merger Surviving Corporation or the Exchange Agent for any reason, they will be treated in accordance with this Article II. “Exchange Ratio” means a number equal to the quotient obtained by dividing (x) the product of (I) the Fully Diluted Parent Common Stock and (II) 49 by (y) the Fully Diluted Company Common Stock.

(ii) each share of Company Common Stock that is held immediately prior to the First Effective Time by the Company as treasury stock or owned by any Subsidiary of the Company (the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(iii) each share of common stock, par value $0.001 per share, of Merger Sub Inc. issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and become one share of common stock, par value $0.001 per share, of the First Merger Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Merger Surviving Corporation.

(b) Second Merger. At the Second Effective Time, as a result of the Second Merger and without any action on the part of Parent, the Company, Merger Sub Inc., Merger Sub LLC, the First Merger Surviving Corporation or the holders of any Equity Interests in Parent, the Company, Merger Sub Inc., Merger Sub LLC or the First Merger Surviving Corporation:

(i) each share of common stock of the First Merger Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) each Equity Interest of Merger Sub LLC issued and outstanding immediately prior to the Second Effective Time shall automatically be converted into and become one Equity Interest of the Surviving Company; and

(iii) Parent shall become the sole member of the Surviving Company.

Section 2.02 Certain Adjustments. Without limiting or affecting any of the provisions of Section 5.01 or Section 6.01, if, during the period between the date of this Agreement and the First Effective Time, any change in the Equity Interests of the Company or Parent (other than actions expressly permitted by the terms of this Agreement, including the Parent Charter Amendment and, if applicable, the Parent Reverse Split) shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange, consolidation, equity issuance or readjustment of shares, subdivision, forfeiture or other similar transaction, or any stock dividend thereon (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable) with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.03 Fully Diluted Parent Common Stock; Fully Diluted Company Common Stock. Prior to the Closing, (i) Parent shall deliver to the Company a certificate signed on behalf of Parent by the Chief Financial Officer of Parent setting forth the aggregate Fully Diluted Parent Common Stock as of the close of business on the Business Day immediately preceding the Closing Date (after giving effect to the Parent Charter Amendment and, if applicable, the Parent Reverse Split), and (ii) the Company shall deliver a certificate signed on behalf of the Company by the Chief Executive Officer of the Company setting forth the aggregate Fully Diluted Company Common Stock as of the close of business on the Business Day immediately preceding the Closing Date. Absent manifest error or fraud, each certificate delivered pursuant to the preceding sentence shall be final and binding on the Parties and all holders of Equity Interests in any of the Parties.

Section 2.04 Exchange of Shares.

(a) Exchange Agent. Prior to the Closing, Parent shall appoint Continental Stock Transfer & Trust Company (or such other exchange agent as is reasonably acceptable to the Company and Parent) (the “Exchange Agent”) to act as agent for the purpose of delivering to each stockholder of the Company his, her or its portion of the aggregate Merger Consideration in respect of such stockholder’s Company Common Stock. As of or prior to the First Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders

Annex A-5

of the Company Common Stock, a number of shares of Parent Common Stock, in book-entry form, equal to the aggregate Merger Consideration issuable pursuant to Section 2.01(a)(i) for the purpose of exchanging the Company Common Stock for the Merger Consideration.

(b) Exchange Procedures. Prior to the First Effective Time, Parent shall provide, or cause the Exchange Agent to provide, to each Person who is or will be, as of immediately prior to the First Effective Time, a holder of record of Company Common Stock, a letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of such letter of transmittal) for use in such exchange. Upon delivery to (and receipt by) the Exchange Agent of such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Common Stock will be entitled to receive (following the First Effective Time) the applicable Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II. Until exchanged as contemplated by this Section 2.04, any shares of Company Common Stock will be deemed at any time after the First Effective Time to represent only the right to receive upon such exchange the Merger Consideration as contemplated by this Section 2.04. No interest will be paid or accrue on any amounts payable upon exchange of any shares of Company Common Stock.

Section 2.05 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in exchange for Company Common Stock. If either (i) the aggregate number of shares of Parent Class A Common Stock that would be paid to the holder of any Company Class A Common Stock in respect of all Company Class A Common Stock held by such holder pursuant to Section 2.01(a)(i)(A) in the absence of this Section 2.05 is not a whole number or (ii) the aggregate number of shares of Parent Class B Common Stock that would be paid to the holder of any Company Class B Common Stock in respect of all Company Class B Common Stock held by such holder pursuant to Section 2.01(a)(i)(B) in the absence of this Section 2.05 is not a whole number, then such aggregate number shall be (x) rounded down to the nearest whole number in the event that the fractional share that otherwise would be so paid is less than five-tenths (0.5) of a share of Parent Common Stock and (y) rounded up to the nearest whole number in the event that the fractional share that otherwise would be so paid is greater than or equal to five-tenths (0.5) of a share of Parent Common Stock.

Section 2.06 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration, but shall instead automatically cease to be outstanding, shall be canceled and cease to exist and shall thereafter represent only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the First Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(a)(i), without interest thereon, upon surrender, in the manner provided in Section 2.04, of such shares. The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Section 2.07 Withholding Rights. Parent, the Surviving Company and the Exchange Agent, as the case may be, (i) will deduct and withhold from the consideration otherwise required to be distributed pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code or any provision of state, local or non-U.S. Tax Law and (ii) shall be entitled to request and be provided any necessary Tax forms, including (A) IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information and (B) a properly executed statement, in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and the notification to the IRS required under Treasury Regulations Section 1.897-2(h)(2). Any amounts withheld and remitted

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to the applicable Governmental Authority in accordance with Applicable Law will be treated for all purposes of this Agreement as having been distributed to the Persons otherwise entitled hereto. If Parent, the Surviving Company or the Exchange Agent intends to make any deduction or withholding from the Merger Consideration, then Parent will, not less than ten (10) Business Days prior to the Closing Date, provide the Company with written notice of such intent, setting forth in reasonable detail the basis for such deduction or withholding, and the Parties will cooperate on a reasonable basis to reduce or eliminate such deduction or withholding.

Section 2.08 No Liability. None of the Parties hereto, the First Merger Surviving Corporation, the Surviving Company or the Exchange Agent will be liable to any Person in respect of any shares of Parent Common Stock properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Article III

REPRESENTATIONS AND WARRANTIES OF the Company

Subject to Section 10.17, except as disclosed in the disclosure letter (the “Company Disclosure Letter”) delivered to Parent by the Company on the date of this Agreement, the Company hereby represents and warrants to Parent, as follows:

Section 3.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company (as may be amended from time to time, the “Company Organizational Documents”) as in effect on the date of this Agreement.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by the Company of the Transactions, are within the corporate powers of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and each of the Ancillary Agreements to which the Company is a party has been (or will be) duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a Proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) The Board of Directors of the Company has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions; (iii) directing that the approval and adoption of this Agreement (including the Transactions) be submitted to the Company’s stockholders; and (iv) recommending the adoption of this Agreement and approval of the Transactions by the Company’s stockholders. The Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is or is specified to be a party, and the consummation by the Company of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of each of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware; (b) compliance with any applicable requirements of the HSR Act

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and any other applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or pursuant to the listing requirements of the Nasdaq Capital Market LLC or any successor thereto (“Nasdaq”); or (d) any other actions, Consents or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming effectiveness of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of the Company Organizational Documents; (b) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 3.03 and effectiveness of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Company Material Contract binding upon the Company or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 1,000,000,000 shares of Company Class A Common Stock, (ii) 100,000,000 shares of Company Class B Common Stock and (iii) 10,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of the date of this Agreement, (i) no shares of Company Class A Common Stock are issued or outstanding, (ii) 50,500,000 shares of Company Class B Common Stock are issued and outstanding and (iii) no shares of Company Preferred Stock are issued or outstanding. Section 3.05(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the date of this Agreement of the holders of all issued and outstanding Company Securities and the number and type of Company Securities owned of record by each such holder. Except as set forth in this Section 3.05(a) and for changes to the extent not prohibited by Section 5.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(b) As of the date of this Agreement, all outstanding shares of capital stock of the Company have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(c) As of the date of this Agreement, there are no outstanding (i) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d) As of the date of this Agreement, there are no stockholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which the Company or any Subsidiary of the Company is a party with respect to the capital stock or other Equity Interests of the Company. As of the date of this Agreement, none of the Company or any Subsidiaries of the Company has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

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Section 3.06 Subsidiaries. As of the date of this Agreement, (a) the Company does not have any Subsidiaries and (b) the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any other Person.

Section 3.07 Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will not (A) at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.08 Absence of Certain Changes. Since the date of incorporation of the Company through the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 3.09 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations arising in the ordinary course of business, (b) liabilities arising in connection with the Transactions and (c) other liabilities or obligations that have not resulted and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

Section 3.10 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of the Company or any of its Subsidiaries, that has resulted or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or that, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on the Company or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries has any material ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

Section 3.11 Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company is, and since the date of incorporation of the Company has been, in compliance with all Applicable Laws and is not in default under or in violation of any Applicable Laws and (b) the Company is not a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

Section 3.12 Company Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are and, since the date of incorporation of the Company, have been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of the Company, threatened that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.13 Company Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their assets are bound (other than any Company Employee Plan or Company Real Property Lease) (each such Contract listed or required to be so listed, a “Company Material Contract”):

(i) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Company, Parent, the Company or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws), (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on the Company or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Company, Parent or any of their respective Subsidiaries), (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by the Company or any of its Subsidiaries (other than any such Contracts that are terminable by the Company or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(ii) promissory notes, loan agreements, indentures, evidences of Indebtedness or other instruments providing for or relating to the lending of money, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements or that provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or Indebtedness of any other Person;

(iii) any Contract that would require the disposition of any material assets or line of business of the Company or its Subsidiaries as a result of the consummation of the Mergers;

(iv) any Contract restricting the payment of dividends or the making of distributions to stockholders of the Company or the repurchase of stock or other equity of the Company;

(v) any Contract relating primarily to bitcoin mining, including miner purchase agreements, miner hosting agreements, infrastructure agreements, immersion cooling agreements and agreements related to research and development (including any statements of work thereto);

(vi) any joint venture, profit-sharing, partnership, strategic alliance, collaboration, material research and development or other similar agreements with a third party that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries receives from any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than Contracts (A) in which grants of Intellectual Property rights are incidental and not material to such Contracts, (B) granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms, or (C) pursuant to which Company or its Subsidiaries grants a nonexclusive license to its customers, vendors, suppliers or service providers in the ordinary course of business;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, other than nonexclusive licenses granted in the ordinary course of business;

(ix) any Contract that is a Collective Bargaining Agreement;

(x) any Related Party Contract to which the Company is a party;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions);

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(xii) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $100,000 to which the Company or any of its Subsidiaries is a party, as lessee; and

(xiii) any Contract that relates to the acquisition or disposition of any Person, business or asset (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or the provision of services in the ordinary course of business).

(b) All of the Company Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no Person is seeking to terminate or challenge the validity or enforceability of any Company Material Contract. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Digital Assets; Bitcoin Miners.

(a) The Company and its Subsidiaries deposit substantially all of their crypto-assets, including any Bitcoin mined, in digital wallets held or operated by the Company and its Subsidiaries and Affiliates (such digital wallets, the “Company Wallets”). There are no material Liens on, or rights of any other Person to, the Company Wallets or the crypto-assets contained in such Company Wallets (other than Permitted Liens). The Company and its Subsidiaries have taken commercially reasonable steps to protect the Company Wallets and such crypto-assets.

(b) All bitcoin miners owned or leased by the Company or any of its Subsidiaries (“Company Miners”) are owned or rightfully possessed by, and under the control of, the Company. In the last two (2) years, there has been no failure, breakdown or continued substandard performance of any Company Miners that has caused a material disruption or interruption in or to the use of the Company Miners or the related operation of the business of Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Miners are generally maintained and in good working condition to perform all computing, information technology and data processing operations necessary for the operations of the Company.

(c) The Company and its Subsidiaries own and have the exclusive ability to control, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means, all of the crypto-currencies, blockchain-based tokens and other blockchain asset equivalents of the Company and its Subsidiaries (collectively, the “Company Digital Assets”), free and clear of all Liens except for Permitted Liens; provided, however, that such ownership and exclusive ability to control the Company Digital Assets is subject to the continued existence, validity, legality, governance and public availability of the relevant blockchains.

Section 3.15 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.

(ii) The Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by the Company or any of its Subsidiaries, or (A) where payment is not yet due, has established (or has had

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established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii) There is no Proceeding pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax in any jurisdiction.

(iv) There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between the Company or any of its Subsidiaries and any Taxing Authority.

(v) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(vi) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (nor to the knowledge of the Company is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(vii) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not pay Taxes or file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii) Neither the Company nor any of its Subsidiaries (1) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (2) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), or (3) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

(ix) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(x) Neither the Company nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing, prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

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(xii) The Company and each of its Subsidiaries are in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(xiii) The Company and each of its Subsidiaries are each in compliance with all Applicable Law with respect to transfer pricing and have maintained documentation required to substantiate transfer pricing practices and methodology in any relevant jurisdiction.

(b) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.16 Company Employee Plans.

(a) None of the Company nor any of its Subsidiaries sponsors, maintains, contributes to or has, or would reasonably be expected to have, any current liability with respect to, any Company Employee Plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred to the knowledge of the Company that would reasonably be expected to cause any Company Employee Plan that is intended to be qualified under Section 401(a) of the Code to no longer be so qualified.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Employee Plan has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or reasonably expected to involve, any Company Employee Plan or related trust before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise Taxes or penalties against the Company or any of its Subsidiaries, and (iv) the Company and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan or Applicable Law to be made to a Company Employee Plan.

(d) Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no material Company Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law).

Section 3.17 Labor Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the date of incorporation of the Company have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the date of incorporation of the Company, there have been no Proceedings pending or, to the knowledge of the Company, threatened to be filed against the Company or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor of the Company or any of its Subsidiaries regarding such labor and employment Laws.

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Since the date of incorporation of the Company through the date of this Agreement, neither the Company nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

(b) To the knowledge of the Company, since the date of incorporation of the Company, (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any officer, director or employee at the level of manager or above of the Company or any of its Subsidiaries and (ii) there are no Proceedings pending or, to the knowledge of the Company, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of the Company or any of its Subsidiaries. Since the date of incorporation of the Company, the Company has not entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of the Company there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Company Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(d) The Company and each of its Subsidiaries is, and has been since the date of incorporation of the Company, in compliance with WARN in all material respects and has no material liabilities or other obligations thereunder. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Company or any of their respective Subsidiaries to have any liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of the Company, no current or former employee of the Company or any of its Subsidiaries is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.18 Intellectual Property and Information Technology.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations and pending applications for any patents, trademarks and copyrights owned by the Company or any of its Subsidiaries as of the date of this Agreement (“Registered Company IP”) and any unregistered trademarks. The Registered Company IP is subsisting and, excluding any pending applications contained therein, to the knowledge of the Company, is valid and enforceable.

(b) The Company or its Subsidiaries solely own, or have the rights to use, in each case free and clear of all Liens (other than Permitted Liens), all Company Owned IP and Company IT Systems material to the conduct of their respective businesses as currently conducted.

(c) Each Person, including employees and independent contractors, who has created or developed any Company Owned IP by or on behalf of the Company or any of its Subsidiaries has assigned all right, title and interest in such Company Owned IP to the Company or the applicable Subsidiary.

(d) (i) There are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries in any material respect, and the operations of the businesses (including the products and services) of the Company and its Subsidiaries do not infringe, misappropriate

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or otherwise violate the Intellectual Property of any Person in any material respect; and (ii) there are no pending or threatened written claims by the Company or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Company Owned IP and to the knowledge of the Company, no Third Party has since the date of incorporation of the Company, infringed, misappropriated or otherwise violated any material Company Owned IP.

(e) To the knowledge of the Company, the Company does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned IP, or that would require the disclosure of source code associated with any Company Owned IP.

(f) The Company has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Company Owned IP.

Section 3.19 Environmental Matters. The Company has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to the Company and its Subsidiaries and any material non-privileged documents related to any non-compliance with, or liability under, Environmental Laws of the Company or its Subsidiaries that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and each of its Subsidiaries is, and has been since the date of incorporation of the Company, in compliance with all Environmental Laws;

(b) there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or its properties or operations under Environmental Laws;

(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, the Company or any of its Subsidiaries; and

(d) neither the Company nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of the Company, exposed any Person to, or designed, manufactured, sold, marketed, installed, repaired, or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries under any Environmental Law.

Section 3.20 Anti-Corruption. None of the Company, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of the Company, any of its or their respective other Representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by the Company or any such Subsidiary of any Applicable Laws relating to domestic or foreign bribery, money laundering, unlawful political contributions or gifts or corrupt practices, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any other applicable anti-bribery or anti-corruption laws (collectively, the “Anti-Corruption Laws”). No Proceeding involving the Company, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of the Company, threatened.

Section 3.21 Export Controls and Economic Sanctions. None of the Company, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers or employees, nor to the knowledge of the Company or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly since April 24, 2019 violated any Applicable Laws relating to export, reexport, import, antiboycott or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Economic Sanctions Laws (currently, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk, Luhansk,

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Kherson or Zaporizhzhia regions of Ukraine, each a “Sanctioned Country”); or (iv) has since April 24, 2019 been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 3.22 Insurance. The Company and each of its Subsidiaries is insured with reputable insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Company Insurance Policies”). Such Company Insurance Policies are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Company Insurance Policies. All premiums due on such Company Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Company Insurance Policy. The Company Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its Subsidiaries. All such Company Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of the Company, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company or its Subsidiaries pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Company nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy.

Section 3.23 Properties.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 3.23(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Company Leased Real Property”), together with the address of each such Company Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Company Real Property Lease”). The Company has delivered or made available to Parent complete and accurate copies of each Company Real Property Lease described in Section 3.23(b) of the Company Disclosure Letter as in effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (I) the Company and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Company Real Property Lease, free and clear of all Liens other than Permitted Liens and (II) each Company Real Property Lease is a valid and binding agreement, enforceable against the Company or one of its Subsidiaries, as the case may be, and is in full force and effect (subject to the Bankruptcy and Equity Exceptions).

(c) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any Company Real Property Lease is in default or breach under the terms of any such Company Real Property Lease, except where such default or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Company Real Property Lease, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement there are no material disputes with respect to any Company Real Property Lease.

Section 3.24 Transactions with Affiliates. As of the date of this Agreement, except for any Related Party Contract listed or required to be listed on Section 3.13(a)(x) of the Company Disclosure Letter and other than any Company Employee Plans, none of any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner of 5% or more of the Equity Interests of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any transaction with or binding upon the Company or any of its Subsidiaries or owns or has any direct or indirect (including, if indirect, through a controlled Affiliate) interest in any of their respective properties or assets.

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Section 3.25 Antitakeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.30, neither the restrictions on business combinations set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Applicable Laws apply to this Agreement, any Ancillary Agreement or any of the Transactions.

Section 3.26 Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

Section 3.27 No Ownership of Parent Common Stock. Except for the rights granted herein, neither the Company nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or (b) has any rights to acquire any shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of Parent or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with Section 10.17 and the introduction to this Article III) (but without limiting any representations and warranties in any Ancillary Agreement), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates, stockholders or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Letter in accordance with Section 10.17 and the introduction to Article IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. The Company is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.

Article IV

REPRESENTATIONS AND WARRANTIES OF Parent

Subject to Section 10.17, except as disclosed in (i) the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent to the Company on the date of this Agreement, or (ii) the Parent SEC Documents filed on or after January 1, 2023 and publicly available prior to the date of this Agreement ((x) excluding any disclosures contained in any part of any Parent SEC Document entitled “Risk Factors,” set forth in any “Forward-Looking Statements” disclaimer or that are primarily cautionary, non-specific, forward looking or predictive in nature and (y) provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.05 or Section 4.10(b)) where the applicability of the disclosure in such Parent SEC Document to the representation and warranty is reasonably apparent, Parent hereby represents and warrants to the Company as follows:

Section 4.01 Corporate Existence and Power.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. Merger Sub Inc. is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub LLC is a limited liability company duly formed, validly existing and

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in good standing under the Laws of the State of Delaware. Each of Parent, Merger Sub Inc. and Merger Sub LLC has all corporate or limited liability company powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent, Merger Sub Inc. and Merger Sub LLC is duly qualified to do business and, to the extent such concept or a similar concept is applicable in such jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the amended and restated certificate of incorporation and the amended and restated bylaws of Parent, the certificate of incorporation and bylaws of Merger Sub Inc., and the certificate of formation and limited liability company agreement of Merger Sub LLC, in each case, as in effect on the date of this Agreement (collectively, and as each may be amended from time to time, the “Parent Organizational Documents”).

(c) Since the date of its incorporation or formation, as applicable, neither Merger Sub Inc. nor Merger Sub LLC has acquired any asset, incurred any liability or otherwise engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by each of Parent, Merger Sub Inc. and Merger Sub LLC of this Agreement and the Ancillary Agreements to which such Person is a party, and the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the Transactions, are within the corporate or limited liability company powers, as applicable, of each of Parent, Merger Sub Inc. and Merger Sub LLC and, except for the Parent Stockholder Approval and the Merger Sub Consents (which Merger Sub Consents will be delivered to the Company immediately after the execution and delivery of this Agreement), have been duly authorized by all necessary corporate or limited liability company action, as applicable, on the part of Parent, Merger Sub Inc. and Merger Sub LLC. The only votes of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Mergers (the “Parent Stockholder Approval”) are (i) a majority of the votes cast at a duly called and held meeting of Parent’s stockholders at which a quorum is present (in person or represented by proxy) approving the issuance of shares of Parent Common Stock in connection with the Mergers (the “Parent Share Issuance”) and (ii) a majority of the votes cast in favor of adoption of the Parent Charter Amendment at a duly called and held meeting of Parent’s stockholders at which a quorum is present (in person or represented by proxy). This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC, and each of the Ancillary Agreements to which Parent, Merger Sub Inc. or Merger Sub LLC is a party has been (or will be) duly executed and delivered by such Person, and (assuming due authorization, execution and delivery by the other parties hereto and thereto) each constitutes (or will constitute) a valid and binding agreement of such Person enforceable against such Person in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) At a meeting duly called and held, the Board of Directors of Parent unanimously adopted resolutions (i) determining that this Agreement and the Transactions (including the Parent Share Issuance and the Parent Charter Amendment) are fair to and in the best interests of Parent and its stockholders; (ii) approving, adopting and declaring advisable this Agreement and the Transactions (including the Parent Share Issuance and adoption of the Parent Charter Amendment); (iii) directing that the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders; and (iv) recommending approval of the Parent Share Issuance and the Parent Charter Amendment by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”). The Board of Directors of Merger Sub Inc. and Board of Managers of Merger Sub LLC have each unanimously adopted resolutions (i) approving, adopting and declaring advisable this Agreement and the Transactions and (ii) directing that this Agreement (including the Mergers) be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub Inc. and sole member of Merger Sub LLC. Except as permitted by Section 6.02, none of the Boards of Directors of Parent or Merger Sub Inc., or the Board of Managers of Merger Sub LLC has subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by each of Parent, Merger Sub Inc. and Merger Sub LLC of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation by each of Parent, Merger Sub Inc. and Merger Sub LLC of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of (x) the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware, (y) the Parent Charter Amendment with the Delaware Secretary of State and (z) appropriate

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documents with the relevant authorities of other states in which Parent, Merger Sub Inc. or Merger Sub LLC are qualified to do business; (b) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities Laws or pursuant to the listing requirements of Nasdaq; and (d) any other actions, Consents or Filings the absence of which would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.04 Non-Contravention. The execution, delivery and performance by each of Parent, Merger Sub Inc. and Merger Sub LLC of this Agreement and the Ancillary Agreements to which such Person is or is specified to be a party, and the consummation of the Transactions, do not and will not: (a) assuming receipt of the Parent Stockholder Approval and the Merger Sub Consents, contravene, conflict with or result in any violation or breach of any provision of the Parent Organizational Documents; (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consents, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law; (c) assuming compliance with the matters referred to in Section 4.03 and receipt of the Parent Stockholder Approval and the Merger Sub Consents, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Parent Material Contract binding upon Parent or any of its Subsidiaries; or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.05 Capitalization

(a) The authorized capital stock of Parent as of the date of this Agreement consists of (x) 150,000,000 shares of Parent Common Stock and (y) 5,000,000 shares of preferred stock, par value $0.0001 (“Parent Preferred Stock”). As of May 8, 2025, there were issued and outstanding (i) 71,496,240 shares of Parent Common Stock; (ii) no shares of Parent Preferred Stock; and (iii) restricted stock units with respect to an aggregate of 4,086,261 shares of Parent Common Stock (“Parent Equity Awards”). Upon the filing of the Parent Charter Amendment, the shares of Parent Common Stock to be issued as part of the Merger Consideration will have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of any preemptive right. Except as otherwise set forth in Section 4.05(a) of the Parent Disclosure Letter and for changes since May 8, 2025 resulting from (A) the vesting and settlement of Parent Equity Awards outstanding on such date or (B) the issuance of Parent Equity Awards after such date, in each case as and to the extent permitted by Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem or otherwise acquire any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). Parent owns directly all of the issued and outstanding Equity Interests of Merger Sub Inc. and Merger Sub LLC.

(b) All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any Parent Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Parent has furnished to the Company a true and complete list of all outstanding Parent Equity Awards as of May 9, 2025, including with respect to each such equity award, the holder, date of grant and the number of shares of Parent Common Stock subject to such award (assuming target performance levels were achieved, if applicable). Five (5) Business Days prior to the Closing Date, Parent shall provide the Company with a revised version of the foregoing list, updated as of such date. No Subsidiary of Parent owns any shares of capital stock of Parent.

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(c) Except as otherwise set forth in Section 4.05(c) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(d) Except as otherwise set forth on Section 4.05(d) of the Parent Disclosure Letter, there are no stockholders’ agreements, voting trusts, registration rights agreements or other similar agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the capital stock or other Equity Interests of Parent. None of Parent, Merger Sub Inc., Merger Sub LLC or any other Subsidiaries of Parent has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

Section 4.06 Subsidiaries.

(a) Each Subsidiary of Parent is a corporation, limited liability company or other entity duly incorporated or organized, validly existing and in good standing (to the extent such concept or a similar concept is applicable in such jurisdiction) under the Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.06(a) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent as of the date of this Agreement and its jurisdiction of incorporation or organization.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Lien. Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07 Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed with the SEC under the Securities Act or the Exchange Act since the Measurement Date (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”), and has paid all fees and assessments due and payable in connection therewith.

(b) As of its filing date, each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement complied, and each Parent SEC Document filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other applicable rules and regulations promulgated by the SEC, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed since the Measurement Date and prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or SEC investigation with respect to any Parent SEC Documents.

(d) Parent is, and since the Measurement Date has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

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(e) Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act.

(f) Parent and its Subsidiaries have established and maintain a system of internal controls. Such internal controls comply with the requirements of the Exchange Act and are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any disclosure of the type described in the preceding sentence made by Parent’s principal executive officer and principal financial officer to Parent’s auditors and audit committee of the Board of Directors of Parent since the Measurement Date.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(h) Since the Measurement Date, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are true and complete.

(i) Parent is not (i) a “shell company” within the meaning of Rule 405 under the Securities Act or (ii) an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.08 Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (i) complied as to form, when filed, in all material respects with the rules and regulations of the SEC with respect thereto, and (ii) present fairly, in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance in all material respects with, the books and records of Parent and its Subsidiaries. The books and records of the Company and its Subsidiaries have been maintained in all material respects in compliance with applicable legal and accounting requirements.

(b) From the Measurement Date to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

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Section 4.09 Disclosure Documents. The information relating to Parent and its Subsidiaries that is provided by or on its behalf for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will not (A) at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Parent Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date, (c) liabilities arising in connection with the Transactions and (d) other liabilities or obligations that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. There are no off-balance-sheet arrangements that have not been so described in the Parent SEC Documents.

Section 4.12 Litigation. Except as otherwise set forth in Section 4.12 of the Parent Disclosure Letter, as of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective assets or properties of Parent or any of its Subsidiaries, that would reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, or that, as of the date of this Agreement, in any manner challenges or seeks (or would have the effect of challenging or seeking) to prevent, enjoin, alter or materially delay the Transactions. As of the date of this Agreement, there is no settlement or similar agreement that imposes any material ongoing obligations or restriction on Parent or any of its Subsidiaries. As of the date of this Agreement, there is no Order outstanding or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective material assets or properties of any of Parent or any of its Subsidiaries, under which Parent or any of its Subsidiaries has any ongoing obligations or restrictions, or that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair the ability of any of Parent, Merger Sub Inc. or Merger Sub LLC to perform its obligations under this Agreement or to consummate the Transactions.

Section 4.13 Parent Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are and since the Measurement Date, have been in compliance with the terms of Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit except where such revocation, cancellation, termination, non-renewal or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Compliance with Applicable Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, (a) Parent and each of its Subsidiaries are, and since the Measurement Date, have been, in compliance with all Applicable Laws and are not in default under or in violation of any Applicable Laws and (b) neither Parent nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any Applicable Law.

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Section 4.15 Parent Material Contracts.

(a) Section 4.15(a) of the Parent Disclosure Letter sets forth a list as of the date of this Agreement of each of the following Contracts to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or its or their assets are bound (other than any Parent Employee Plan or Parent Real Property Lease) (each such Contract listed or required to be so listed, a “Parent Material Contract”):

(i) any Contract that is a “material contract” as such term is defined in Item 601 (b)(10) of Regulation S-K;

(ii) any Contract involving obligations (contingent or otherwise), payments or revenues in excess of $100,000 in the twelve months ended December 31, 2024 or expected obligations (contingent or otherwise), payments or revenues in excess of $100,000 in the next twelve months after the date of this Agreement;

(iii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of Parent or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of the Surviving Company, Parent or any of their respective Subsidiaries after the Closing (except where such limitation is imposed pursuant to Applicable Laws); (B) contains any material exclusivity or “most favored nation” obligations or restrictions or similar provisions that are binding on Parent or any of its Subsidiaries (or, after the Closing, that would be binding on the Surviving Company or any of its Affiliates); (C) contains requirements to purchase any minimum portion of any product or service from any Person or to sell any minimum portion of any product or service to any Person; or (D) contains a right of refusal, right of first offer or right of first negotiation or similar right with respect to a material asset owned by Parent or any of its Subsidiaries (other than any such Contracts that are terminable by Parent or any of its Subsidiaries on ninety (90) days or less notice without any required material payment or other material conditions, other than the condition of notice);

(iv) promissory notes, loan agreements, indentures, evidences of Indebtedness or other instruments providing for or relating to the lending of money, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements or that provides for the guarantee, support, indemnification, assumption or endorsement by Parent or any of its Subsidiaries of, or any similar commitment by Parent or any of its Subsidiaries with respect to, the obligations, liabilities or Indebtedness of any other Person;

(v) any Contract restricting the payment of dividends or the making of distributions to stockholders of Parent or the repurchase of stock or other equity of Parent;

(vi) any Contract relating primarily to bitcoin mining, including miner purchase agreements, miner hosting agreements, infrastructure agreements, immersion cooling agreements and agreements related to research and development (including any statements of work thereto);

(vii) any Contract that would require the disposition of any material assets or line of business of Parent or its Subsidiaries as a result of the consummation of the Mergers;

(viii) any joint venture, profit-sharing, partnership, strategic alliance, collaboration, material research and development or other similar agreements with a third party that is material to the business of Parent and its Subsidiaries, taken as a whole;

(ix) any Contract pursuant to which Parent or any of its Subsidiaries grants to or receives from any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, other than licenses granting rights to use commercially available hardware or software, including pursuant to shrinkwrap, clickthrough or other standard similar licensing terms;

(x) any Contract pursuant to which Parent or any of its Subsidiaries grants to any Third Party a license or similar right to any Intellectual Property that is material to Parent and its Subsidiaries, taken as a whole, other than nonexclusive licenses granted in the ordinary course of business;

(xi) any Contract that is a Collective Bargaining Agreement;

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(xii) any Related Party Contract to which Parent is a party;

(xiii) any Contract involving the settlement of any action or threatened action (or series of related actions);

(xiv) any Contract that is a lease of personal property that requires annual rent or other payments by lessee in excess of $100,000 to which Parent or any of its Subsidiaries is a party, as lessee; and

(xv) any Contract that relates to the acquisition or disposition of any Person, business or asset (other than any Contract or arrangement that provides solely for the acquisition of equipment or products or provision of services in the ordinary course of business).

(b) All of the Parent Material Contracts are, subject to applicable Bankruptcy and Equity Exceptions, valid and binding obligations of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Parent or its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, except where the failure to be so valid and binding and in full force and effect would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent, no Person is seeking to terminate or challenge the validity or enforceability of any Parent Material Contract. Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of the other parties thereto has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and as of the date of this Agreement neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Parent Material Contract, except for those violations and defaults (or potential defaults) that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.16 Digital Assets; Bitcoin Miners.

(a) Parent and its Subsidiaries deposit substantially all of their crypto-assets, including any Bitcoin mined, in digital wallets held or operated by Parent, and its Subsidiaries (such digital wallets, the “Parent Wallets”). There are no material Liens on, or rights of any person to, Parent Wallets or the crypto-assets contained in such Parent Wallets other than Permitted Liens. Parent and its Subsidiaries have taken commercially reasonable steps to protect the Parent Wallets and such crypto-assets.

(b) All bitcoin miners owned or leased by Parent and its Subsidiaries (“Parent Miners”) are owned or rightfully possessed by and under the control of, Parent and its Subsidiaries. Since the Measurement Date, there has been no failure, breakdown or continued substandard performance of any Parent Miners that has caused a material disruption or interruption in or to the use of the Parent Miners or the related operation of the business of Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Miners are generally maintained and in good working condition to perform all computing, information technology and data processing operations necessary for the operations of Parent and its Subsidiaries.

(c) Parent and its Subsidiaries own and have the exclusive ability to control, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means, all of the crypto-currencies, blockchain-based tokens, and other blockchain asset equivalents of Parent and its Subsidiaries (collectively, the “Parent Digital Assets”), free and clear of all Liens except for Permitted Liens; provided, however, that such ownership and exclusive ability to control Parent Digital Assets is subject to the continued existence, validity, legality, governance and public availability of the relevant blockchains.

Section 4.17 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required by Applicable Laws to be filed with any Taxing Authority by, or on behalf of Parent or any of its Subsidiaries have been filed when due (giving effect to valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, correct and complete.

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(ii) Parent and each of its Subsidiaries has timely paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable by Parent or any of its Subsidiaries, or (A) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve.

(iii) There is no Proceeding pending or, to the knowledge of Parent, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax in any jurisdiction.

(iv) There are no requests for advance Tax rulings, requests for technical advice, requests for change in any method of accounting or any similar requests or determinations in respect of any Tax pending or in progress between Parent or any of its Subsidiaries and any Taxing Authority.

(v) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.

(vi) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Authority in writing against Parent or any of its Subsidiaries (nor to the knowledge of Parent is there any), which deficiency has not been paid or resolved, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith pursuant to appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(vii) No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent and/or Parent’s Subsidiaries do not pay Taxes or file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. Neither Parent nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization.

(viii) Parent and each of its Subsidiaries are each in compliance with all Applicable Law with respect to transfer pricing and have maintained documentation required to substantiate transfer pricing practices and methodology in any relevant jurisdiction.

(ix) Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (B) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its Subsidiaries), or (C) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any Tax Sharing Agreement or as a transferee or successor.

(x) Neither Parent nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Law.

(xi) Neither Parent nor any of its Subsidiaries have waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is still in effect, and no written request for any such waiver or extension has been made.

(xii) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Applicable Law)), (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed prior to the Closing, (C) intercompany transactions occurring, or any excess loss account existing,

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prior to the Closing, in each case as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made prior to the Closing, or (E) prepaid amount received or deferred revenue recognized prior to the Closing.

(xiii) Parent and each of its Subsidiaries are in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or Order of a Governmental Authority.

(b) During the period since the Measurement Date, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) Merger Sub LLC is and since its formation has been treated as an entity which is disregarded as an entity separate from its owner (within the meaning of Section 301.7701-2 of the Treasury Regulations) for U.S. federal (and applicable state and local) Tax purposes.

(e) Neither Parent nor any of its Subsidiaries is treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

Section 4.18 Parent Service Providers and Parent Employee Plans.

(a) Section 4.18(a) of the Parent Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each material Parent Employee Plan. Parent has made available to the Company with respect to each Parent Employee Plan accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto (or for unwritten Parent Employee Plans, a written description of the material terms of such Parent Employee Plan); (ii) all related trust or other funding documents; (iii) all currently effective determination letters or opinion letters received from the IRS; (iv) the most recent annual actuarial valuation reports; (v) the last three years of non-discrimination testing results; (vi) the most recent Form 5500 and all schedules thereto; (vii) the most recent summary plan description; and (viii) all material non-routine written correspondences in respect of any such Parent Employee Plan to and from any Governmental Authority received since the Measurement Date.

(b) Except for those Parent Employee Plans set forth on Section 4.18(b) of the Parent Disclosure Letter, none of Parent, its Subsidiaries, or their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has since January 1, 2019, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) with respect to, (i) any Parent Employee Plan that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (a “Parent Pension Plan”), (ii) a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) (each such plan, a “Parent Multiemployer Plan”), (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA). No union has asserted, or, to the knowledge of Parent, threatened to assert that its members have a right to any benefits under a Parent Pension Plan not provided by a plan identified in Section 4.18(b) of the Parent Disclosure Letter.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, its Subsidiaries, and each of their respective ERISA Affiliates have timely made all contributions and payments required to be made by such entity to each Parent Multiemployer Plan that is subject to Title IV of ERISA (each, a “Parent Multiemployer Pension Plan”) under the terms of the applicable Collective Bargaining Agreement, participation agreement or Parent Multiemployer Plan trust agreement or other governing document that governs such contribution obligation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, any of its Subsidiaries, nor any of their ERISA Affiliates has incurred or is reasonably expected to incur any liability on account of a “complete withdrawal” or “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Parent Multiemployer Pension Plan (including as a result of the Transactions).

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(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan (but not including any Parent Multiemployer Plan) that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Employee Plan (but not including any Parent Multiemployer Plan) and intended to be Tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Employee Plan or related trust.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Employee Plan (but not including any Parent Multiemployer Plan) has been maintained, established, administered and operated in compliance with its terms and all Applicable Law, including ERISA and the Code, (ii) no Proceeding (other than routine claims for benefits) is pending against or involves or, to the knowledge of Parent, is threatened against or reasonably expected to involve, any Parent Employee Plan or related trust (but not including any Parent Multiemployer Plan) before any court or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, (iii) no events have occurred with respect to any Parent Employee Plan (but not including any Parent Multiemployer Plan) that would reasonably be expected to result in the assessment of any excise Taxes or penalties against Parent or any of its Subsidiaries, and (iv) Parent and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Parent Employee Plan or Applicable Law to be made to a Parent Employee Plan.

(f) With respect to each current or former Parent Service Provider, the consummation of the Transactions will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit or increase in any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit or forgiveness of indebtedness; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan; or (iii) limit or restrict the right of Parent or any of its Subsidiaries or, after the Closing, the Surviving Company to merge, amend or terminate any Parent Employee Plan.

(g) No amount paid or payable (whether in cash, in property, or in the form of benefits) by Parent or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Parent Service Provider for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.

(h) Neither Parent nor any of its Subsidiaries has any material current or projected liability for, and no material Parent Employee Plan provides or promises, any postemployment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Parent Service Provider (other than coverage mandated by Applicable Law).

Section 4.19 Labor Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries are, and since the Measurement Date have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor relations, hiring, promotion and termination of employees, overtime, minimum wage and wage payment Laws (including meal and rest breaks, final pay and pay equity Laws), employee and contractor classification, discrimination (including diversity, equity and inclusion), retaliation, sexual harassment, sexual misconduct, disability rights, reasonable accommodation, leaves of absence, unemployment insurance, civil rights, affirmative action, work authorization, immigration, safety and health and workers’ compensation. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, since the Measurement Date, there have been no Proceedings pending or, to the knowledge of Parent, threatened to be filed against Parent or any of its Subsidiaries by or concerning any current or former applicant, employee, consultant or independent contractor regarding such labor and employment Laws. Since the Measurement Date, neither Parent nor any of its Subsidiaries have been subject to or received any written notice of an investigation, charge, citation, penalty or assessment from any Governmental Authority with respect to any such labor and employment Laws.

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(b) To the knowledge of Parent, since the Measurement Date, (i) no allegations of sexual harassment, sexual abuse or other sexual misconduct have been made against any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries, and (ii) there are no Proceedings pending or, to the knowledge of Parent, threatened related to any allegations of sexual harassment, sexual abuse or other sexual misconduct by any director, officer or employee at the level of manager or above of Parent or any of its Subsidiaries. Since the Measurement Date, neither Parent nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any officer, director or employee at the level of manager or above of Parent or any of its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries is a party to or bound by, or is currently negotiating, any Collective Bargaining Agreement, and there have not been any, and to the knowledge of Parent there are no threatened, organizational campaigns, card solicitations, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Parent Service Provider. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, work stoppage, picketing or lockout pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. The Consent or consultation of, or the rendering of formal advice by, any Labor Organization or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the Transactions.

(d) Parent and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with WARN in all material respects and has no material liabilities or other obligations thereunder. Neither Parent nor any of its Subsidiaries has taken any action which would constitute a “plant closing,” “mass layoff” or similar act requiring notice under WARN during the 90-day period prior to the date of this Agreement, that would reasonably be expected to cause Parent, the Surviving Company or any of their respective Subsidiaries to have any liability or other obligation under WARN following the Closing Date.

(e) To the knowledge of Parent, no current or former employee of Parent or any of its Subsidiaries is in violation of any material term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) to Parent or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

Section 4.20 Intellectual Property and Information Technology.

(a) Section 4.20(a) of the Parent Disclosure Letter sets forth all patents, registered trademarks, registered copyrights, Internet domain name registrations, pending applications for any patents, trademarks and copyrights owned by Parent or any of its Subsidiaries as of the date of this Agreement (“Registered Parent IP”) and any unregistered trademarks. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent or any of its Subsidiaries, taken as a whole, the Registered Parent IP is subsisting and, excluding any pending applications contained therein, to the knowledge of Parent, is valid and enforceable.

(b) Parent or its Subsidiaries solely own, free and clear of all Liens, or have the rights to use, in each case free and clear of all Liens (other than Permitted Liens), all Parent Owned IP and Parent IT Systems material to the conduct of their respective businesses as currently conducted and as contemplated to be conducted as of the date of this Agreement.

(c) Each Person, including all current and former employees and independent contractors, who have created or developed any Parent Owned IP by or on behalf of Parent or any of its Subsidiaries has assigned all right, title and interest in such Parent Owned IP to Parent or the applicable Subsidiary pursuant to a valid written assignment or otherwise by operation of Law.

(d) (i) There are and have been no pending or, to the knowledge of Parent, threatened claims against Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation of the Intellectual Property rights of any Person by Parent or any of its Subsidiaries, and the operations of the businesses (including the products and services) of Parent and its Subsidiaries do not, and have not, infringed, misappropriated

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or otherwise violated the Intellectual Property rights of any Person; and (ii) there are and have been no pending or threatened written claims by Parent or any of its Subsidiaries alleging any infringement, misappropriation or other violation by any Person of any material Parent Owned IP and to the knowledge of Parent, no Third Party is and no Third Party has since the Measurement Date, infringed, misappropriated or otherwise violated any material Parent Owned IP.

(e) To the knowledge of Parent, Parent does not use any open source Software in a manner that would violate any license agreements applicable to such open source Software, or that would grant or purport to grant to any Person any rights to or immunities under any of the Parent Owned IP, or that would require source code owned by the Parent and its Subsidiaries to be disclosed, licensed, publicly distributed, or dedicated to the public.

(f) Parent has taken commercially reasonable measures to maintain in confidence all Trade Secrets and confidential information that are part of the Parent Owned IP or third-party confidential information that Parent or its Subsidiaries are obliged to protect pursuant to a non-disclosure agreement. To the knowledge of the Parent, there has not been any disclosure of or access to any Trade Secret of Parent or any of its Subsidiaries to any third party in a manner that has resulted in the loss of trade secret or other rights in and to such information.

(g) (i) The Parent IT Systems are sufficient to operate and perform as needed by Parent and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since the Measurement Date, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the Parent IT Systems.

(h) (i) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Information in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) Parent and its Subsidiaries have since Measurement Date, complied with all Applicable Laws, as well as their own rules, policies and procedures, in each case relating to privacy, data protection and the collection, storage, retention, protection, disclosure, destruction, transfer, use and processing of all Personal Information (“Data Privacy Requirements”), and, to the knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Information.

(i) To the knowledge of Parent, Parent and its Subsidiaries have not received any (i) written notice from any applicable Governmental Authority or (ii) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligation, cybersecurity obligations or obligation under Data Privacy Requirements, nor has Parent or its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

(j) Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its Parent IT Systems, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.

Section 4.21 Environmental Liability. Parent has made available all material environmental, health and safety audits, investigations and sampling or similar reports with respect to Parent and its Subsidiaries and any material non-privileged documents related to any non-compliance with, or liability under, Environmental Laws of Parent or its Subsidiaries that are in its possession or reasonable control relating to Environmental Laws or the Release of, or exposure to, Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries is, and has been since the Measurement Date, in compliance with all Environmental Laws;

(b) there are no Proceedings pending or, to the knowledge of the Parent, threatened against Parent or any of its Subsidiaries or their respective properties or operations under Environmental Laws;

(c) there has been no Release or threatened Release of any Hazardous Substance at, on, under, to, in or from any real property currently owned, leased or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, any real property formerly owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, Parent or any of its Subsidiaries; and

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(d) neither Parent nor any of its Subsidiaries has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or (ii) to the knowledge of Parent, exposed any Person to or designed, manufactured, sold, marketed, installed, repaired or distributed products containing any Hazardous Substances, in the case of each of clauses (i) and (ii), in a manner or fashion that would reasonably be expected to result in any material liability related to Parent or any of its Subsidiaries under Environmental Laws.

Section 4.22 Anti-Corruption. None of Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees, nor, to the knowledge of Parent, any of its or their respective other Representatives, or anyone else acting on behalf of the foregoing have, within the past five (5) years, taken any action that has resulted in a violation by Parent or any such Subsidiary of any applicable Anti-Corruption Laws. No Proceeding involving Parent, nor any of its Subsidiaries, nor any of its or their respective Affiliates, directors, managers, officers or employees relating to the applicable Anti-Corruption Laws is pending or, to the knowledge of Parent, threatened.

Section 4.23 Export Controls and Economic Sanctions. None of Parent, nor any of its Subsidiaries, nor any of its or their respective owners, directors, officers or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly within the past five (5) years violated any applicable Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more by one or more Sanctioned Persons or Restricted Persons); (iii) is located, organized or resident in any Sanctioned Country; or (iv) has within the past five (5) years been the subject or target of any investigation, enforcement, administrative, civil or criminal action, or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 4.24 Insurance. Parent and each of its Subsidiaries is insured with reputable insurance carriers against such risks and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Parent Insurance Policies”). Such Parent Insurance Policies are in full force and effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Parent Insurance Policies. All premiums due on such Parent Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Parent Insurance Policy. The Parent Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of Parent or any of its Subsidiaries. All such Parent Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the knowledge of Parent, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of Parent or its Subsidiaries pending under any such Parent Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Parent nor any of its Subsidiaries is in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any such Parent Insurance Policy.

Section 4.25 Properties.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns any real property or is party to any Contract or option to purchase any real property.

(b) Section 4.25(b) of the Parent Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of (i) all real property leased, subleased, licensed or otherwise occupied by Parent or any of its Subsidiaries (the “Parent Leased Real Property”), together with the address of each such Parent Leased Real Property and (ii) all leases, subleases or licenses or occupancy agreements and all amendments, modifications, guarantees, assignments, supplements and letters of credit relating thereto (each, a “Parent Real Property Lease”). Parent has delivered or made available to Company complete and accurate copies of each Parent Real Property Lease described in Section 4.25(b) of the Parent Disclosure Letter, and no Parent Real Property Lease has been modified in any material respect or terminated, except to the extent that such modifications or terminations are disclosed by the copies delivered or made available to the Company. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, (a) Parent and each of its Subsidiaries holds a valid and existing leasehold, subleasehold, license or other similar interest under each Parent Real Property Lease, free and clear of all Liens other than Permitted Liens and (b) each Parent Real Property Lease is a valid and binding agreement, enforceable against Parent or one of its Subsidiaries, as the case may be, and is in full force and effect. The Parent Leased Real Property constitutes all of the real property used, leased or otherwise occupied in the operation of

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the businesses of Parent and its Subsidiaries as currently conducted. Parent and its Subsidiaries have not assigned or sublet their interests under, nor granted any security interest in, any Parent Leased Real Property and no Person other than Parent or its Subsidiaries, as applicable, has the right to use or occupy any of the Parent Leased Real Property. Neither Parent nor any of its Subsidiaries is subject to any waiver or forbearance or any deferred, abated or reduced rent with respect to any Parent Real Property Lease.

(c) Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to any Parent Real Property Lease is in default or breach under the terms of any such Parent Real Property Lease, except where such default or breach would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. No event has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Parent Real Property Lease, and no portion of any security deposit has been applied under any Parent Real Property Lease, except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent, as of the date of this Agreement there are no material disputes with respect to any Parent Real Property Lease. Neither Parent nor any of its Subsidiaries have received any written notice of, nor to the knowledge of Parent does there exist, any pending or threatened condemnation or similar proceedings, or any sale or other disposition of any Parent Leased Real Property or any part thereof in lieu of condemnation.

Section 4.26 Transactions with Affiliates. To the knowledge of Parent, since the Measurement Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date of this Agreement.

Section 4.27 Antitakeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.27, neither the restrictions on business combinations set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Applicable Laws apply to this Agreement, any Ancillary Agreement or any of the Transactions.

Section 4.28 Opinion of Independent Valuation Advisor. Parent has received the written opinion of Marshall & Stevens, Inc., an independent valuation advisor to Parent, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. A complete and executed copy of the opinion of Marshall & Stevens, Inc. described in the immediately preceding sentence has been or will be delivered to the Company promptly following receipt thereof by Parent.

Section 4.29 Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Subsidiaries in connection with the Transactions.

Section 4.30 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (a) beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or (b) has any rights to acquire any shares of Company Common Stock. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of the Company or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

Section 4.31 [Reserved].

Section 4.32 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Letter in accordance with Section 10.17 and the introduction to this Article IV) (but without limiting any representations and warranties in any Ancillary Agreement), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions.

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Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates, stockholders or Representatives. Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter in accordance with Section 10.17 and the introduction to Article III) (but without limiting any representations and warranties in any Ancillary Agreement), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions. Parent is not relying upon, and has not relied upon, any other representations, warranties, statements or information that may have been made or provided by any Person in connection with the Transactions or otherwise, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any other representations and warranties.

Article V

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (w) as required by Applicable Law, (x) as set forth in Section 5.01 of the Company Disclosure Letter, (y) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (z) as otherwise expressly required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their reasonable best efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with the Company and its Subsidiaries and (ii) keep available the services of the present directors, officers and employees of the Company and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 5.01(b) shall not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.01(a).

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (A) as required by Applicable Law, (B) as set forth in Section 5.01 of the Company Disclosure Letter, (C) as would not reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions or (D) as otherwise required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (including the Company Organizational Documents);

(ii) (A) merge or consolidate with any other Person; (B) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property; or (C) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(iii) (A) split, combine or reclassify any shares of its capital stock; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

(iv) terminate, suspend, abrogate, amend or modify any material Company Permit;

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(v) transfer, sell, lease, sublease, assign or otherwise dispose of any Subsidiary or any division thereof or of the Company or any assets, securities or property;

(vi) make any material loans, advances or capital contributions to any other Person;

(vii) issue, sell or otherwise incur any indebtedness for borrowed money (including any debt securities) of the Company or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than the Company or any of its wholly owned Subsidiaries)); or

(viii) agree, commit or publicly propose to do any of the foregoing.

Article VI

COVENANTS OF PARENT

Section 6.01 Conduct of Parent.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Parent Disclosure Letter or (z) as otherwise expressly required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts to conduct its business in the ordinary course of business in compliance in all material respects with all Applicable Laws and use its and their reasonable best efforts to (i) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and other Third Parties having material business relationships with Parent and its Subsidiaries and (ii) keep available the services of the present directors, officers and employees of Parent and its Subsidiaries; provided, however, that the failure to take any action prohibited by Section 6.01(b) shall not be a breach by Parent or any of its Subsidiaries of the covenants and agreements set forth in this Section 6.01(a).

(b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except (A) as required by Applicable Law, (B) as set forth in Section 6.01 of the Parent Disclosure Letter, or (C) as otherwise required or expressly permitted by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(i) adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Parent Organizational Documents);

(ii) (A) merge or consolidate with any other Person; (B) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division or assets thereof or securities or property, other than (I) acquisitions of assets in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate or (II) transactions (x) solely among Parent and one or more of its wholly owned Subsidiaries or (y) solely among Parent’s wholly owned Subsidiaries; or (C) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring;

(iii) (A) split, combine or reclassify any shares of its capital stock; (B) amend any term or alter any rights of any of its outstanding Equity Interests; (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than dividends or distributions by a Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent; or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Parent or any Subsidiary of Parent or any rights, warrants or options to acquire any such shares or other securities, other than repurchases of shares of Parent Common Stock in connection with the vesting or settlement of Parent Equity Awards, in each case outstanding as of the date of this Agreement in accordance with the present terms of the Parent Stock Plan and applicable award agreements of such Parent Equity Awards;

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(iv) (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants, options to acquire or other derivative instruments with respect to, any such capital stock or any such convertible securities, other than (I) the issuance of any shares of Parent Common Stock upon the vesting or settlement of shares of Parent Equity Awards pursuant to the terms of the applicable equity plan and award agreement that are outstanding on the date of this Agreement and previously provided to the Company and (II) the issuance of not more than $5 million of Parent Common Stock under Parent’s at-the-market offering program, as in effect on the date of this Agreement (the “Parent ATM”), for the primary purpose of repaying the principal and accrued interest under the Parent Loan Documents; provided that the net proceeds of such issuance shall promptly be used for such purpose (and otherwise only for general corporate purposes), and provided further that Parent may issue up to an aggregate of $10 million under the Parent ATM if the excess over the foregoing $5 million limit is used exclusively to pay or otherwise satisfy bona fide liabilities and accounts payable of Parent; or (B) enter into any agreement with respect to the voting of any of its capital stock;

(v) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) as set forth in Section 6.01(b)(v) of the Parent Disclosure Letter and (B) any other capital expenditures not to exceed $100,000 in the aggregate;

(vi) transfer, sell, lease, sublease, assign or otherwise dispose of any assets, securities or property (excluding Intellectual Property), other than (A) sales or dispositions of inventory in the ordinary course of business consistent with past practice, (B) transfers, sales, leases, subleases, assignments or other dispositions of assets or property (other than inventory) in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate or (C) transactions (I) solely among Parent and one or more of its wholly owned Subsidiaries or (II) solely among Parent’s wholly owned Subsidiaries;

(vii) make any loans, advances or capital contributions to any other Person;

(viii) terminate, suspend, abrogate, amend or modify any material Parent Permit in a manner material and adverse to Parent and its Subsidiaries, taken as a whole;

(ix) sell, assign, transfer or otherwise dispose of, license or sublicense (other than pursuant to non-exclusive licenses or sublicenses granted to Third Parties in the ordinary course of business consistent with past practice), abandon, allow to lapse, or otherwise fail to take any action reasonably necessary to maintain, enforce or protect, any material Parent Owned IP;

(x) form any Subsidiary or enter into any new line of business;

(xi) incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 in the aggregate, other than (A) the incurrence of any ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of Transactions, including legal or accounting costs or (B) in the ordinary course of business consistent with past practice pursuant to the terms of any Contract in effect as of the date of this Agreement;

(xii) create or incur any Lien (except for a Permitted Lien) on any material asset (tangible or intangible) (including any Parent Owned IP) or property, including real property;

(xiii) (A) acquire any fee interest in any real property; (B) enter into any lease, sublease, license or other agreement relating to real property, other than in the ordinary course of business consistent with past practice; or (C) amend, renew, extend, modify or terminate (or provide notice of its intent to do any of the foregoing), any Parent Real Property Lease (other than terminations or notices of termination due to the expiration of the stated term thereof) or intentionally waive, release or assign any material right or claim under any Parent Real Property Lease;

(xiv) (A) enter into any Parent Material Contract (including by amendment of any Contract that is not a Parent Material Contract such that such Contract becomes a Parent Material Contract); (B) terminate, renew, extend or amend in any material respect any Parent Material Contract or waive any material right thereunder, other than in the ordinary course of business consistent with past practice; or (C) enter into, terminate, renew, extend or amend or waive any right under any Related Party Contract;

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(xv) except as required by Applicable Law or the terms of any Parent Employee Plan as in effect as of the date of this Agreement: (A) adopt, amend, establish or terminate any Parent Employee Plan; (B) grant, amend or pay any change in control, retention or severance to (or amend any existing arrangement with) any Parent Service Providers (whether current, former, or otherwise); (C) grant or amend any long-term cash, equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any Parent Service Provider (whether current, former, or otherwise); (D) increase the compensation, bonus or other benefits payable to any Parent Service Provider; (E) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Parent Employee Plan; or (F) hire any Parent Service Provider;

(xvi) waive, release, amend or fail to enforce the material restrictive covenant obligations of any current or former Parent Service Provider;

(xvii) make any material change in any method of accounting or accounting principles or practice, except for any such change required by GAAP or Regulation S-K promulgated under the Securities Act (“Regulation S-K”), as approved by its independent public accountants;

(xviii) (A) make or change any material Tax election, (B) change any annual Tax accounting period, (C) adopt or change any material method of Tax accounting, (D) enter into any material closing agreement with respect to Taxes, (E) enter into any Tax Sharing Agreement, (F) surrender or allow to expire any right to claim a refund of Taxes, (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (H) settle or surrender any material Tax claim, audit or assessment;

(xix) settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation or Proceeding, pending or threatened, and involving or against Parent or any of its Subsidiaries;

(xx) enter into any transaction between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s Related Parties (other than Parent and its Subsidiaries), on the other hand;

(xxi) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business consistent with past practice or (B) as may be consistent with Parent’s financial accounting policies and procedures and GAAP as determined in consultation with Parent’s outside auditor;

(xxii) (A) enter into any Collective Bargaining Agreement or other Contract or arrangement with any Labor Organization, or (ii) recognize or certify any Labor Organization or group of employees as the bargaining representative for any Parent Service Provider; (B) waive, release, amend or fail to enforce the restrictive covenant obligations of any Parent Service Provider; (C) announce or engage in any “plant closing,” “mass layoff” or similar act requiring notice under WARN; or (D) implement any program or policy in the United States covering Parent Service Providers that promotes diversity, equity and/or inclusion;

(xxiii) sell, borrow or otherwise incur any indebtedness for borrowed money (including any debt securities) of Parent or any of its Subsidiaries (or assume or guarantee any such indebtedness for which any other Person is the primary obligor (other than Parent or any of its wholly owned Subsidiaries)), except for indebtedness incurred or borrowed that is outstanding on the date of this Agreement; or

(xxiv) agree, commit or publicly propose to do any of the foregoing.

Section 6.02 No Solicitation by Parent.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 6.02, Parent shall not, and shall cause its Subsidiaries and controlled Affiliates and its and their respective officers, directors and employees not to, and shall use reasonable best efforts to cause its and their other respective other Representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate (including by way of providing non-public information outside of the ordinary course of business consistent with past practice with respect to existing bona fide commercial relationships without the intent of circumventing the foregoing restrictions) or knowingly encourage or

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induce the submission of any Parent Acquisition Proposal or any inquiry, indication of interest or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, officers, directors, employees, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that Parent knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; or (iii) except as required by the duties of the Board of Directors of Parent under Applicable Law (as determined by the Board of Directors of Parent in good faith, after consultation with Parent’s outside legal advisors), waive, terminate, modify or release any Third Party (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representatives of Parent or its Subsidiaries, whether or not such Representative is so authorized, shall be deemed a breach of this Agreement by Parent.

(b) Except as permitted by this Section 6.02, neither the Board of Directors of Parent nor any committee thereof shall: (x) (A) fail to make, withdraw or qualify, amend or modify, in each case, in any manner adverse to the Company, the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Proxy Statement, (C) recommend, adopt or approve any Parent Acquisition Proposal or propose publicly or otherwise to recommend, adopt or approve any Parent Acquisition Proposal or resolve to take any such action, (D) enter into or approve, recommend or declare advisable for Parent or any of its Subsidiaries to execute or enter into, any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (E)(I) fail to publicly recommend against any Parent Acquisition Proposal or (II) fail to publicly reaffirm the Parent Board Recommendation, in the case of the foregoing clauses (I) and (II), within three (3) Business Days after the Company so requests in writing following the public disclosure of any Parent Acquisition Proposal; provided that the Company shall not be entitled to make such request, and Parent shall not be required to make any such reaffirmation, more than three (3) times with respect to any particular Parent Acquisition Proposal, or (F) subject to Section 6.02(c), fail to recommend against any Parent Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Parent) within ten (10) Business Days after the commencement of such tender offer or exchange (any of the foregoing, a “Parent Adverse Recommendation Change”) or (y) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover Laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Parent Acquisition Proposal.

(c) Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Stockholder Approval (the “Parent Approval Time”) (and in no event after the Parent Approval Time), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that did not result from any breach of this Section 6.02, the Board of Directors of Parent (or duly appointed committee thereof) may, if the Board of Directors of Parent determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, and based on the information then available to it, that (x) such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and (y) the failure to take such actions would be inconsistent with its fiduciary duties under Applicable Law, then Parent and its Representatives may, subject to compliance with this Section 6.02(c), Section 6.02(d) and Section 6.02(f), (i) engage in negotiations or discussions with such Third Party that has made after the date of this Agreement a Parent Acquisition Proposal; and (ii) furnish to such Third Party and its Representatives non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not include any standstill terms or similar obligations and shall not provide such Person with any exclusive right to negotiate with Parent) (an “Acceptable Confidentiality Agreement”) (a copy of which shall be provided substantially concurrently or as promptly as practicable (but in any event not more than twenty four (24) hours) following its execution to the Company for informational purposes); provided that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently or as promptly as practicable (but in any event not more

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than twenty four (24) hours) following the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to a Parent Acquisition Proposal or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (each of which shall not constitute a Parent Adverse Recommendation Change); (y) making any required disclosure to Parent’s stockholders if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; or (z) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided that (I) if any such compliance, statement or disclosure does not reaffirm the Parent Board Recommendation, it shall be deemed a Parent Adverse Recommendation Change, and (II) any Parent Adverse Recommendation Change involving or relating to a Parent Acquisition Proposal may only be made in accordance with the provisions of this Section 6.02(c), Section 6.02(d) and Section 6.02(f).

(d) In addition to the requirements set forth in Section 6.02(c) and subject to compliance with Section 6.02(e) and Section 6.02(f), the Board of Directors of Parent shall not take any of the actions referred to in clauses (i) and (ii) of Section 6.02(c) unless Parent shall have first delivered to the Company written notice advising the Company that Parent intends to take any such action. In addition, Parent shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, indication or request for information (including material modifications thereto) relating to Parent or any of its Subsidiaries or for access to the business, officers, directors, employees, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that, to the knowledge of Parent or any member of the Board of Directors of Parent, is considering making or has made a Parent Acquisition Proposal, which notice shall be provided in writing and shall (i) identify the relevant Third Party, (ii) to the extent known, describe the material terms and conditions of, any such Parent Acquisition Proposal, indication or request (including any material changes thereto) and (iii) if applicable, include an unredacted copy of such Parent Acquisition Proposal, indication or request (including any related documents and correspondence).

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Parent Approval Time (and in no event after the Parent Approval Time), the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response to a Parent Intervening Event, but only if, prior to taking such action: (i) the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) Parent shall (A) promptly notify the Company in writing of its intention to take such action at least four (4) Business Days before taking such action and (B) if requested by the Company, negotiate in good faith with the Company for four (4) Business Days following such notice regarding revisions, if any, to the terms of this Agreement proposed by the Company (or any other proposal the Company may make) so that such Parent Adverse Recommendation Change is no longer necessary and (iii) after the four (4) Business Day period described in the foregoing clause (B), the Board of Directors of Parent determines in good faith, taking into account any proposal by the Company to amend the terms of this Agreement (or any other proposal made by the Company), after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

(f) Without limiting Section 6.02(a), Section 6.02(c) or Section 6.02(d), if Parent shall have received a bona fide written Parent Acquisition Proposal that was made or renewed after the date of this Agreement (and has not been not withdrawn) that did not result or arise out of material breach of this Agreement, and the Board of Directors of Parent shall have determined in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Acquisition Proposal is a Parent Superior Proposal, then the Board of Directors of Parent may make a Parent Adverse Recommendation Change, but only if: (i) the Board of Directors of Parent determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under Applicable Law; (ii) Parent promptly notifies the Company, in writing at least four (4) Business Days before taking such action, that Parent intends to take such action, which notice attaches in unredacted form the most current version of any proposed agreement(s), the identity of the offeror and a copy of any financing commitments (which may be redacted for fee information and other customary matters); (iii) if requested by the Company, during such four (4) Business Day period, Parent and its Representatives have discussed and negotiated in good faith with the Company regarding any proposal by the Company to amend the terms of this Agreement (or any other proposal the Company may make) so that such Parent Acquisition Proposal would cease to constitute a Parent Superior Proposal; and (iv) after such four (4) Business

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Day period, the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and financial advisor, taking into account any proposal by the Company to amend the terms of this Agreement (or any other proposal made by the Company), that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Parent Superior Proposal (including any change to the exchange ratio or merger consideration), a new written notification from Parent consistent with that described in clause (ii) of this Section 6.02(f) shall be required and a new notice period under clause (ii) of this Section 6.02(f) shall commence, during which notice period Parent shall be required to comply with the requirements of this Section 6.02(f) anew, except that such new notice period shall be for three (3) Business Days (as opposed to four (4) Business Days)).

(g) Parent shall, and shall cause its Subsidiaries and controlled Affiliates, and shall direct its other Representatives, to (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal and instruct any such Third Party (or its agents or advisors) in possession of confidential, non-public information or documents or material incorporating non-public information about Parent that was furnished by or on behalf of Parent to return or destroy all such information and (ii) other than with respect to the Company and its Representatives, terminate access to any virtual data room established for or used in connection with any actual or potential Parent Acquisition Proposal.

(h) Notwithstanding any Parent Adverse Recommendation Change, the making of any Parent Acquisition Proposal or anything in this Agreement to the contrary, until the termination of this Agreement (i) in no event may Parent or any of its Subsidiaries enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement), and (ii) Parent shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Parent Stockholder Meeting.

(i) For purposes of this Agreement:

(i) “Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal (other than a Parent Acquisition Proposal that has resulted from a violation of this Section 6.02) (with all references to “15%” in the definition of Parent Acquisition Proposal being deemed to be references to “50%”) on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), conditions to consummation and availability of necessary financing), would result in a transaction (A) that, if consummated, is more favorable to Parent and its stockholders from a financial point of view than the Mergers (taking into account any proposal by the Company to amend the terms of this Agreement, or any other proposal the Company may make in response to such Parent Acquisition Proposal); (B) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Parent Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Parent Acquisition Proposal; and (C) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of Parent.

(ii) “Parent Intervening Event” means any material event, change, effect, development or occurrence that was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement, which event, change, effect, development or occurrence thereafter becomes known to the Board of Directors of Parent and is not the result of a breach by Parent or its Subsidiaries of this Agreement; provided that “Parent Intervening Event” shall exclude any event, change, effect, development or occurrence related to (A) any change, in and of itself, in the market price or trading volume of Parent Common Stock, (B) Parent and its Subsidiaries meeting, exceeding or failing to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (C) any Parent Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (D) any delisting of the Parent Common Stock from Nasdaq or any ineligibility of Parent to register a primary offering of Parent

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Common Stock in accordance with General Instruction I.B.1 of Form S-3 promulgated under the Securities Act, (E) any action taken by either Party pursuant to the affirmative covenants set forth in Section 7.01, or the consequences of any such action, or (F) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of Parent and its Subsidiaries, with customers, suppliers or partners or the consummation of the Mergers.

Section 6.03 Director and Officer Liability.

(a) From and after the Closing, Parent shall, and shall cause the Surviving Company to (i) indemnify and hold harmless and shall advance expenses as incurred, in each case to the same extent (subject to Applicable Law) such Persons are indemnified as of the date of this Agreement by the Company or Parent, as applicable, pursuant to the Company Organizational Documents, the Parent Organizational Documents, the governing or organizational documents of any Subsidiary of the Company or of Parent and any indemnification agreements in existence as of the date of this Agreement, each present and former director or officer of the Company, Parent and their respective Subsidiaries (in each case, when acting in such capacity or in connection with their service as an officer, director or other fiduciary of any other Person if such service was at the request or for the benefit of the Company, Parent or any of their respective Subsidiaries) (collectively, the “D&O Indemnified Parties”) against any fees, costs or expenses (including reasonable attorneys’ fees), judgments, inquiries, claims, fines, losses, damages or liabilities incurred in connection with any threatened or actual Proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of the fact that such Person is or was a director or officer of the Company, Parent or any of their Subsidiaries or pertaining to matters existing or occurring at or prior to the Closing, including the Transactions; provided that in the case of advancement of expenses, any D&O Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification; and (ii) reasonably cooperate in the defense of any such matter until it is determined that such D&O Indemnified Party is not eligible for indemnification.

(b) For a period of six (6) years after the Closing, Parent shall, and shall cause the Surviving Company to, maintain in effect the policies of directors’ and officers’ liability insurance maintained by the Company and Parent as of the Closing (“Current Insurance”) (provided that Parent and the Surviving Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insureds) with respect to claims arising from facts or events that occurred at or before the Closing; provided, however, that neither Parent nor the Surviving Company shall be obligated to expend for any annual period an amount in excess of 300% of the current annual premium paid as of the date of this Agreement by the Company or Parent, as applicable, for such insurance (the “Premium Cap”), and if such premium for such insurance would at any time exceed the Premium Cap or such coverage is not otherwise available, then Parent and the Surviving Company shall maintain insurance that, in Parent’s good faith determination, provides the maximum coverage available at an aggregate premium equal to the respective Premium Cap. In lieu of the foregoing, the Company and Parent may obtain at or prior to the Closing six (6)-year “tail” insurance under the Company’s or Parent’s, as applicable, respective Current Insurance providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.03 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. If Parent, the Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other Person or engages in any similar transaction, then in each such case, Parent and/or the Surviving Company, as applicable, will cause proper provision to be made so that the successors and assigns of Parent and/or the Surviving Company, as applicable, will expressly assume the obligations set forth in this Section 6.03.

(d) At or prior to the Closing, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each Person who shall be a director or an officer of Parent immediately after the Closing, which indemnification agreements shall continue to be effective following the Closing.

Section 6.04 Parent Stock Plan Amendment. As promptly as reasonably practicable following the date of this Agreement, Parent shall approve and adopt an amendment to the Parent Stock Plan, in such form and with such terms as proposed by the Company (the “Parent Stock Plan Amendment”), and shall submit the Parent Stock

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Plan Amendment for approval by Parent’s stockholders as a proposal in the Proxy Statement/Registration Statement. Following the Closing, if the Parent Stock Plan Amendment is approved by Parent’s stockholders, then no later than ten (10) business days after the Closing Date, Parent shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Parent Common Stock or other Parent Securities that are issuable under the Parent Stock Plan (as amended) and shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Parent Stock Plan remain outstanding.

Section 6.05 Lien Releases. Parent shall cause the Liens listed on Section 6.05 of the Parent Disclosure Letter or any other Liens that the Company shall reasonably request to be released and terminated on or prior to the Closing Date, and shall provide to the Company evidence of such releases and terminations (including any necessary public filings), in form and substance reasonably satisfactory to the Company.

Section 6.06 Certain Obligations. Parent shall, and shall cause its Subsidiaries to, take the actions set forth in Section 6.06(a) of the Company Disclosure Letter.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties hereto in doing, all things reasonably necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Mergers and the other Transactions, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Mergers or any of the other Transactions.

(b) Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company undertakes and agrees to: (x) if required, make an appropriate and complete filing of a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division as promptly as practicable after the date of this Agreement; (y) make all other required filings and applications with respect to other Applicable Laws as promptly as practicable; and (z) not extend any waiting period under the HSR Act or other applicable Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Authority with respect to the Transactions (including any such agreement with respect to any actions, restrictions or conditions to the consummation of the Transactions or not to consummate the Transactions), except with the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed; provided that it shall not be unreasonable to withhold, condition or delay consent with respect to any action, restriction or condition that, individually or in the aggregate, would or would reasonably be expected to be materially adverse to Parent, the Surviving Company and their respective Subsidiaries, taken as a whole). The Company and Parent shall each have the responsibility for their respective filing fees associated with filings pursuant to the HSR Act and all other antitrust and other regulatory filings with any Governmental Authority, including those that may be required to be filed in any other jurisdiction.

(c) In addition to the foregoing, none of the Company, on the one hand, nor, except for actions taken in accordance with Section 6.02, Parent, Merger Sub Inc. or Merger Sub LLC, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, materially delaying or otherwise adversely affecting the consummation of the Mergers or the ability of such Party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Closing to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

(d) In addition and subject to Applicable Law, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company shall, and shall cause their respective Subsidiaries to: (i) promptly notify the other Party of any communication from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority concerning this Agreement or the Transactions to that Party and permit the other Party to review in advance any

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proposed communication to any of the foregoing; (ii) consult with the other Party prior to participating in any meeting, telephone call or discussion with any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the Transactions and provide the other Party the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent permitted by the Governmental Authority; and (iii) furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement or the Transactions and provide a reasonable opportunity to the other Party to comment on letters, presentations, whitepapers and other substantive communications to the Governmental Authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications.

(e) In furtherance thereof, each of the Company and Parent shall, if requested, use reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals under any Company Material Contracts or Parent Material Contracts, as applicable, to which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, is a party in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits under such Company Material Contracts or Parent Material Contracts following the consummation of the Transactions.

(f) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

(g) In connection with and without limiting the efforts referenced above, the Parties shall consider in good faith the views of one another, in connection with the form and content of any notices, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party, hereto in connection with Proceedings under or relating to any Antitrust Law prior to their submission.

Section 7.02 Access to Information; Confidentiality. Upon reasonable advance notice and subject to Applicable Law, each Party shall, and each Party shall cause its Subsidiaries to, afford to the other Party and its Subsidiaries and their respective Representatives reasonable access, during normal business hours and during the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement, to all their respective properties, books, Contracts, personnel and records and, during such period, each Party shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party all information concerning its business, finances, properties and personnel as Parent or the Company, as applicable, may reasonably request; provided that each Party and its Subsidiaries may withhold any document or information (a) that is subject to an obligation of confidentiality with a Third Party entered (provided that each Party and its Subsidiaries shall use their reasonable best efforts to permit reasonable disclosure not in violation of any such confidentiality obligation), (b) the disclosure of which would violate any Law or fiduciary duty (provided that each Party and its Subsidiaries shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty), (c) that is subject to attorney-client or other privilege (provided that the applicable Party and its Subsidiaries shall use their reasonable best efforts to allow for such access or disclosure to the maximum extent that would not result in a waiver of any such attorney-client or other privilege), (d) concerning Parent Acquisition Proposals, which shall be governed by Section 6.02, or Company Acquisition Proposals, or (e) regarding the deliberations of the Board of Directors of the Company, Parent or any of their respective Subsidiaries or any committee thereof with respect to the Transactions or the entry into this Agreement, or any materials provided to the Board of Directors of the Company, Parent or any of their respective Subsidiaries or any committee in connection therewith. In the event that Parent materially breaches Section 6.02(a) or delivers notice to the Company that it intends to take any of the actions set forth in clauses (i) or (ii) of Section 6.02(c) or effect a Parent Adverse Recommendation Change in accordance with Section 6.02(f), the rights of Parent and its Subsidiaries and their Representatives under this Section 7.02 shall automatically terminate without further action as of such time. All information exchanged pursuant to this Section 7.02 shall be subject to the terms of the Confidentiality Agreement.

Section 7.03 Proxy Statement/Registration Statement; Parent Stockholders Meeting.

(a) As promptly as practicable after the execution and delivery of this Agreement, (A) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC mutually acceptable materials that shall include the proxy statement to be filed with

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the SEC as part of the Registration Statement and sent to the stockholders of Parent relating to the Parent Stockholder Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (B) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the Parent Common Stock that constitutes the Class A Merger Consideration (the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” Consents required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective holders of Equity Interests as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other such Party all information concerning itself and its Subsidiaries, officers, directors, managers and holders of Equity Interests and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any Governmental Authority or to Nasdaq, in connection with the Mergers and the other Transactions (the “Offer Documents”). Parent shall cause the Proxy Statement/Registration Statement to be mailed to the stockholders of Parent promptly after the Registration Statement is declared effective by the SEC under the Securities Act.

(b) To the extent not prohibited by Law, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Parent shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of such comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to such comments and to provide comments on such response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(c) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (B) the Proxy Statement will, at the date it is first mailed to the stockholders of Parent and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) If at any time prior to the First Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent.

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(e) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Parent shall (x) cause the Proxy Statement to be disseminated to stockholders of Parent in compliance with Applicable Law, (y) duly give notice of and convene and hold a meeting of the stockholders of Parent (the “Parent Stockholder Meeting”) in accordance with Parent’s Organizational Documents and Nasdaq Listing Rule 5620(b) for a date no later than thirty (30) Business Days following the date on which the Registration Statement is declared effective under the Securities Act and (z) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the Transaction Proposals. Parent shall, through its Board of Directors, recommend to the stockholders of Parent: (A) the Parent Charter Amendment (as may be subsequently amended with such changes as the Company may request before the effectiveness of the Registration Statement), (B) approval of the Parent Share Issuance in connection with the Mergers in accordance with Applicable Law and Nasdaq rules, (C) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (D) the adoption and approval of any other proposals reasonably requested by the Company or reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions, (E) the approval of the Parent Stock Plan Amendment and (F) the adjournment of the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals described in the foregoing clauses (A) through (F), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. Parent shall adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (provided that approval of the Adjournment Proposal shall have been obtained), (ii) if a quorum is absent, or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined in good faith after consultation with outside legal counsel is required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting will not be adjourned to a date that is (x) more than 30 days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments required by Applicable Law) or (y) later than five (5) Business Days prior to the date on which the End Date occurs.

(f) Without the prior written consent of the Company, the Transaction Proposals shall be the only matters that Parent shall propose be voted on by its stockholders at the Parent Stockholder Meeting. Subject to Section 6.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all such actions, and to do or cause to be done all such things necessary on its part to cause the Transaction Proposals to be approved at the Parent Stockholder Meeting or any adjournment or postponement thereof, and to comply with all legal requirements applicable to the Parent Stockholder Meeting. Parent agrees to provide the Company with reasonably detailed periodic updates concerning proxy solicitation results upon the Company’s reasonable request and, upon the Company’s request (which may be given via email), Parent agrees to give written notice (which may be given via email) to the Company one (1) day prior to, and on the date of, the Parent Stockholder Meeting, indicating whether, as of such date, sufficient proxies representing the Parent Stockholder Approval have been obtained.

(g) Notwithstanding (i) any Parent Adverse Recommendation Change; or (ii) the public proposal or announcement or other submission to Parent or any of its Representatives of a Parent Acquisition Proposal, unless this Agreement is terminated in accordance with its terms, the obligations of Parent under this Section 7.03 shall continue in full force and effect.

Section 7.04 Company Stockholder Approval.

(a) As promptly as reasonably practicable following the date on which the Registration Statement becomes effective under the Securities Act (and in any event within three (3) Business Days thereafter), the Company shall solicit and use its reasonable best efforts to obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of the Requisite Company Stockholders (pursuant to the Company Support Agreement) and any other stockholders of the Company as the Company may determine in its reasonable discretion, or, in the event that the Company is not able to obtain the Written Consent, the Company shall duly and promptly convene a meeting of the Company’s stockholders, solely for the purpose of voting on the adoption of this Agreement and approving the Transactions.

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(b) If the Company Stockholder Approval is obtained, then as promptly as reasonably practicable following the receipt of the Written Consent, the Company will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) (if applicable) and 262 of the DGCL.

Section 7.05 Listing and Reporting Matters.

(a) Prior to the Closing, Parent shall use reasonable best efforts to maintain its listing on the Nasdaq and, in the event that Parent receives following the date of this Agreement any notice that Parent has failed to satisfy any Nasdaq listing requirement or any other material communication from Nasdaq in respect thereof, shall provide prompt written notice of the same to the Company, including a copy of any written notice thereof received from Nasdaq.

(b) Prior to the Closing, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of Nasdaq and the SEC to enable the listing of the Parent Class A Common Stock being issued in the Parent Share Issuance on Nasdaq no later than First Effective Time, subject to official notice of issuance (and, if requested by Nasdaq, the delivery of evidence that Parent complied with the minimum round lot shareholder requirement within 15 calendar days of the listing date), including by submitting prior to the Closing an initial listing application (the “Listing Application”) with Nasdaq, with respect to such Parent Common Stock. Each of the Company and Parent shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other such Party and shall otherwise reasonably assist and cooperate with the other such Party with respect to the preparation and filing of the Listing Application. Parent will use reasonable best efforts to (i) cause the Listing Application, when filed, to comply in all material respects with all requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from Nasdaq or its staff concerning the Listing Application and (iii) have the Listing Application approved by Nasdaq, as promptly as practicable after such filing. Parent shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from Nasdaq with respect thereto, without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon. Parent shall promptly notify the Company upon the receipt of any comments from Nasdaq, or any request from Nasdaq for amendments or supplements to the Listing Application and shall provide the Company with copies of all material correspondence between Parent or any of its Representatives, on the one hand, and Nasdaq, on the other hand, and all written comments with respect to the Listing Application received from Nasdaq, and advise the Company of any oral comments with respect to the Listing Application received from Nasdaq. Promptly after receiving notice thereof, Parent shall advise the Company of the time of the approval of the Listing Application and the approval for listing on the Nasdaq of the Parent Common Stock to be issued in connection with the Transactions.

(c) From the date of this Agreement through the First Effective Time, Parent will keep current and timely file all periodic reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under Applicable Laws.

(d) Within a reasonable time following the initial filing of the Proxy Statement/Registration Statement, Parent shall file with the SEC a Current Report on Form 8-K (the “ATM 8-K”) containing such material from the Proxy Statement/Registration Statement as shall be required, in the reasonable opinion of counsel to Parent and the Company, to enable the Parent’s use of the Parent ATM as contemplated by Section 6.01(b)(iv). The Company and its counsel shall be given a reasonable opportunity to review and comment on the ATM 8-K before such document is filed with the SEC, and shall not file the ATM 8-K with the SEC without the prior written consent of the Company (not to be unreasonably withheld). Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel.

Section 7.06 Name and Ticker. Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the applicable rules of Nasdaq and the SEC such that, effective as of the Closing or as soon as reasonably practicable thereafter, Parent’s name and ticker symbol are changed to “American Bitcoin Corp.” and “ABTC,” respectively.

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Section 7.07 Parent Reverse Split.

(a) From and after the date of this Agreement, Parent shall use its reasonable best efforts to (i) as promptly as practicable convene a meeting of the stockholders of Parent for purposes of voting on the Parent Reverse Split (the “Parent Reverse Split Meeting”) and (ii) solicit proxies from the holders of Parent Common Stock in favor of the Parent Reverse Split. Parent shall, through its Board of Directors, recommend to the stockholders of Parent (A) approval of the Parent Reverse Split in accordance with Applicable Law and Nasdaq rules, (B) the adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions and (C) the adjournment of the Parent Reverse Split Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Parent Reverse Split Proposals”). The provisions applicable to the Parent Stockholder Meeting and the Transaction Proposals set forth in Section 7.03(f) and the final sentence of Section 7.03(e) shall apply, mutatis mutandis, with respect to the Parent Reverse Split Meeting and the Parent Reverse Split Proposals.

(b) If the Parent Reverse Split is approved at the Parent Reverse Split Meeting then, as promptly as practicable following the written request of the Company delivered to Parent at any time prior to the filing of the Parent Charter Amendment, Parent shall file or cause to be filed with the Delaware Secretary of State an amendment to its certificate of incorporation, in a form reasonably acceptable to the Company, to effect the Parent Reverse Split. For the avoidance of doubt, Parent shall not effect the Parent Reverse Split except (i) as may be requested by the Company in accordance with this Section 7.07(b) or (ii) as part of the Parent Charter Amendment.

Section 7.08 Certain Tax Matters.

(a) Each of Parent and the Company shall use reasonable best efforts (i) to cause the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a party to the reorganization within the meaning of Section 368(a) of the Code and (ii) not to, and to cause its respective Subsidiaries or Affiliates not to, take or cause to be taken any action reasonably likely to cause the Mergers, taken together, to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall use its reasonable best efforts to obtain any Tax opinion regarding the qualification of the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code that may be required in connection with the preparation and filing of the Proxy Statement, including by causing its officers to execute and deliver to the law firm delivering such Tax opinion certificates at such time or times as may reasonably be requested by such law firm. In addition, upon prior written request of the Company, Parent shall deliver to the Company a customary officer’s certificate, executed by an appropriate officer of Parent and in a form mutually agreeable (acting in good faith) to Parent and the Company, solely for purposes of the Company obtaining a Tax opinion regarding the qualification of the Mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company shall (and shall cause their respective Subsidiaries and Affiliates to) report the Mergers, taken together, for U.S. federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code and shall not take (or cause or permit any of their Subsidiaries or Affiliates to take) any inconsistent position on any Tax Return, in any audit, examination or other administrative or court Proceeding related to Taxes, or otherwise with respect to Taxes, in each case, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Except for the covenants in Section 7.08(a) and the representations and warranties set forth in Section 3.15(c) and Section 4.17(c) respectively, neither Parent (including any of its Subsidiaries or Affiliates) nor the Company makes any representations or warranties regarding the Tax treatment of the Mergers, or any of the Tax consequences of this Agreement, the Mergers or any of the other transactions or agreements contemplated hereby. Parent and the Company acknowledge that each are relying solely on their own Tax advisors for Tax advice regarding this Agreement, the Mergers and the other Transactions.

Section 7.09 Public Announcements. The initial press release concerning this Agreement, the Ancillary Agreements and the Transactions shall be a joint press release to be agreed upon by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the Transactions and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press

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release, statement or agreement (or any scripts for any conference calls) to the other Party and shall consider in good faith the comments of the other Party); provided that the restrictions set forth in this Section 7.09 shall not apply to any release or public statement (a) made or proposed to be made by Parent in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, (b) in connection with any dispute between the Parties regarding this Agreement, any Ancillary Agreement or the Transactions or (c) for any release or public statement by the Company, to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 7.09. This Section 7.09 shall not apply to any release or public statement made or proposed made by either Party in the ordinary course of business and which does not relate to this Agreement or the Transactions.

Section 7.10 Notices of Certain Events. Each of the Company and Parent shall promptly advise the other in writing of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Authority in connection with the Transactions; (c) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; (d) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent; or (e) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties or covenants of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided further that a failure to comply with this Section 7.10 shall not constitute the failure of any condition set forth in Article VIII to be satisfied unless the underlying change, event or fact would independently result in the failure of a condition set forth in Article VIII to be satisfied.

Section 7.11 Section 16(a) Matters. Prior to the First Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any acquisitions of Parent Common Stock (including derivative securities and equity awards with respect to Parent Common Stock) resulting from the Transactions by each individual who will become or is reasonably expected to become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12 Transaction Litigation. Each of the Company and Parent shall promptly notify the other of any stockholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims and books and records requests) commenced against it and/or its respective directors or officers relating to this Agreement, any Ancillary Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other Party informed regarding any Transaction Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other Party’s advice due consideration with respect to such Transaction Litigation. Prior to the Closing, none of Parent, the Company and their respective Subsidiaries shall cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of, in the case of Parent and its Subsidiaries, the Company, and, in the case of the Company and its Subsidiaries, Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.13 State Takeover Statutes. Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents is or becomes applicable to this Agreement, the Mergers or any of the other Transactions, and (b) if any such antitakeover Law, regulation or provision is or becomes applicable to this Agreement, the Mergers or any other Transactions, cooperate and grant such approvals and take such actions as are reasonably necessary so that this Agreement, the Mergers or the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

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Article VIII

CONDITIONS PRECEDENT

Section 8.01 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to effect the Mergers shall be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by each of the Parties, at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. (i) The Parent Stockholder Approval shall have been duly obtained in accordance with Applicable Law and the Parent Organizational Documents and (ii) the Company Stockholder Approval shall have been duly obtained in accordance with Applicable Law and the Company Organizational Documents.

(b) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no Proceeding seeking such a stop order shall have been initiated by the SEC and remain pending.

(c) Nasdaq Listing. The Registration Statement Securities shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) Regulatory Approvals. Any applicable waiting period under the HSR Act shall have expired or been terminated and all other approvals, clearances and expiration of applicable waiting periods (including any voluntary agreement between the Parties and any Governmental Authorities not to effect the Mergers before a certain date) under any applicable Antitrust Law have been obtained or occurred (as applicable).

(e) Absence of Orders. No Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Mergers or any of the other Transactions shall be in effect, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority or otherwise be in effect that prohibits or makes illegal consummation of the Mergers or any of the other Transactions.

Section 8.02 Conditions to Obligation of the Company. The obligation of the Company to effect the Mergers shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by the Company, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of Parent:

(i) Each of the representations and warranties of Parent contained in Section 4.01(a) (Corporate Existence and Power), Section 4.05(a) (Capitalization) and Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

(ii) Each of the representations and warranties of Parent contained in Section 4.02 (Corporate Authorization), Section 4.04(a) (Non-Contravention), Sections 4.05(b)-(d) (Capitalization), Section 4.07(a) (Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act), Section 4.27 (Antitakeover Statutes) and Section 4.29 (Brokers) (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and

(iii) Each of the representations and warranties of Parent contained in this Agreement other than those specified in the foregoing subsections (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or Parent Material Adverse Effect or any similar standard or qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a

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specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent, Merger Sub Inc. and Merger Sub LLC shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.

(d) Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in Section 8.02(a) (Accuracy of Representations of Parent), Section 8.02(b) (Performance of Obligations of Parent) and Section 8.02(c) (Absence of Parent Material Adverse Effect) have been satisfied.

(e) No Delisting. The Parent Common Stock shall not have been delisted from Nasdaq.

(f) S-3 Registration Statement. There shall not have occurred any event, circumstance, development, change or effect that would or would reasonably be expected to result in Parent being ineligible to register securities using a registration statement on Form S-3 under the Securities Act immediately following the Closing.

(g) Certain Obligations. The condition to the Closing set forth in Section 6.06(b) of the Company Disclosure Letter shall have been satisfied.

(h) Parent Loan Documents. (i) The Parent Loan Documents shall have been satisfied or otherwise repaid in full, (ii) Parent and its Subsidiaries shall have no continuing obligation or liability under the Parent Loan Documents and (iii) any and all Liens under the Parent Loan Documents and any related loan documents shall have been released and Parent shall have provided evidence reasonably satisfactory to the Company of the satisfaction, termination and release required by this Section 8.02(h) (including any necessary public filings) effective at or prior to the Closing.

(i) Parent Reverse Split. If requested by the Company in accordance with Section 7.07(b), the Parent Reverse Split shall have been effected.

(j) Outstanding Liabilities. Parent and its Subsidiaries shall have satisfied, terminated, canceled and extinguished in full, or shall have set aside reserves of available funds in an aggregate amount sufficient to cause to be satisfied, terminated, canceled or extinguished in full, all outstanding liabilities and accounts payable of Parent and its Subsidiaries, including the liabilities set forth on Section 8.02(j) of the Parent Disclosure Letter.

Section 8.03 Conditions to Obligation of Parent, Merger Sub Inc. and Merger Sub LLC. The respective obligations of Parent, Merger Sub Inc. and Merger Sub LLC to effect the Mergers shall also be subject to the satisfaction, or (to the extent permitted by Applicable Law) waiver, by Parent, at or prior to the Closing, of the following conditions:

(a) Accuracy of Representations of the Company:

(i) Each of the representations and warranties of the Company contained in Section 3.01(a) (Corporate Existence and Power), Section 3.05(a) (Capitalization) and Section 3.08 (Absence of Certain Changes) shall be true and correct in all respects (subject to only de minimis exceptions) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all respects (subject to only de minimis exceptions) as of such specific date);

(ii) Each of the representations and warranties of the Company contained in Section 3.02 (Corporate Authorization), Section 3.04(a) (Non-Contravention), Section 3.25 (Antitakeover Statutes) and Section 3.26 (Brokers) (disregarding all qualifications and exceptions contained therein regarding materiality or any similar standard or qualification) shall be true and correct in all material respects

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as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct in all material respects as of such specific date); and

(iii) Each of the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing subsections (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or any similar standard or qualification), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Section 8.03(a) (Accuracy of Representations of the Company), Section 8.03(b) (Performance of Obligations of the Company), and Section 8.03(c) (Absence of Company Material Adverse Effect) have been satisfied.

Section 8.04 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Mergers or for terminating this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article IX

TERMINATION AND AMENDMENT

Section 9.01 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the First Effective Time (except as otherwise expressly provided below, whether before or after receipt of the Parent Stockholder Approval or the effectiveness of the Company Stockholder Approval or Merger Sub Consents), by action taken or authorized by the board of directors of the terminating Party or Parties:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the Mergers or the Closing; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the issuance of such Order;

(ii) the Parent Stockholder Approval shall not have been obtained at a Parent Stockholder Meeting or any adjournment or postponement thereof at which the vote was taken; or

(iii) the Mergers shall not have been consummated on or before the date that is twelve (12) months after the date of this Agreement (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Mergers to be consummated by such time;

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(c) by the Company, if:

(i) a Parent Adverse Recommendation Change shall have been made at any time prior to the Parent Stockholder Approval;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent, Merger Sub Inc. or Merger Sub LLC set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, within twenty (20) days following written notice to Parent from the Company of such breach or failure to perform, but the Company may terminate this Agreement under this Section 9.01(c)(ii) only so long as the Company is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied;

(iii) the Parent Common Stock shall have been delisted from Nasdaq; or

(iv) Parent shall have become ineligible to register securities using a registration statement on Form S-3 under the Securities Act.

(d) by Parent, if:

(i) the Company Stockholder Approval shall not have been obtained on or before the date that is ten (10) Business Days after the Registration Statement has been declared effective by the SEC; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.03(a) (Accuracy of Representations of the Company) or Section 8.03(b) (Performance of Obligations of the Company) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured, or has not been cured (in the event the End Date occurs prior to the expiration of the twenty (20) day period referenced in the following clause (B)) by the End Date or (B) has not been cured by the Company within twenty (20) days following written notice to the Company from Parent of such breach or failure to perform, but Parent may terminate this Agreement under this Section 9.01(d)(ii) only so long as Parent is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 8.02(a) (Accuracy of Representations of Parent) or Section 8.02(b) (Performance of Obligations of Parent) not to be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other Party.

Section 9.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.01, this Agreement shall (subject to Section 9.03) become void and of no effect without liability or obligation on the part of any Party (or any stockholder or Representative of such Party) to the other Parties hereto; provided that, subject to Section 9.03, no such termination shall relieve any Party from any liabilities or damages for fraud or Willful Breach of any covenant, agreement or obligation under this Agreement; provided further that the provisions of this Section 9.02, Section 9.03 and Article X (other than Section 10.12) shall survive any valid termination of this Agreement pursuant to Section 9.01. The termination of this Agreement shall not affect the Parties’ respective obligations under the Confidentiality Agreement, which shall survive in accordance with its terms.

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Section 9.03 Termination Fee.

(a) If this Agreement is terminated:

(i) by the Company pursuant to Section 9.01(c)(i) (Parent Adverse Recommendation Change), or by Parent or the Company pursuant to Section 9.01(b)(ii) (Parent Stockholder Approval Not Obtained) at a time when this Agreement was terminable by the Company pursuant to Section 9.01(c)(i) (Parent Adverse Recommendation Change); or

(ii) by the Company or Parent pursuant to Section 9.01(b)(ii) (Parent Stockholder Approval Not Obtained), and: (A) at or prior to the Parent Stockholder Meeting, a Parent Acquisition Proposal shall have been publicly made to Parent’s stockholders generally or shall otherwise have become publicly known, or any Third Party shall have publicly announced an intention (whether or not conditional) to make a Parent Acquisition Proposal, or a Parent Acquisition Proposal shall otherwise have been disclosed, announced or made publicly or privately known to the management or Board of Directors of Parent and such Parent Acquisition Proposal (or announced intent to make such a proposal) shall not have been withdrawn within five (5) Business Days of the Parent Stockholder Meeting; and (B) on or prior to the first (1st) anniversary of such termination of this Agreement, (1) a transaction relating to any Parent Acquisition Proposal is consummated or (2) a definitive agreement relating to any Parent Acquisition Proposal is entered into by Parent (and such Parent Acquisition Proposal is subsequently consummated before or after the first (1st) anniversary of such termination of this Agreement);

then, in each case, Parent shall pay, or cause to be paid, to the Company, in cash at the time specified in the following sentence, a fee in the amount of five million dollars ($5,000,000) (the “Parent Termination Fee”). The Parent Termination Fee shall be paid as follows: (x) in the case of clause (i) of this Section 9.03(a), within two (2) Business Days after the date of termination of this Agreement; or (y) in the case of clause 9.03(a)(ii) of this Section 9.03(a), within three (3) Business Days after the consummation of the transactions contemplated by the Parent Acquisition Proposal. For purposes of clause (ii)(B) of this Section 9.03(a), “Parent Acquisition Proposal” shall have the meaning assigned thereto in Section 10.03 except that references in the definition to “15%” shall be replaced by “50%.”

(b) Any payment of the Parent Termination Fee, the Company Transaction Expenses or the Collection Expenses shall be made by wire transfer of immediately available funds to an account designated in writing by the Company.

(c) The Parties agree and understand that (y) in no event shall Parent be required to pay, or cause to be paid, the Parent Termination Fee on more than one occasion and (z) in no event shall the Company be entitled, pursuant to this Section 9.03, to receive an amount greater than the Parent Termination Fee plus the Company Transaction Expenses plus any Collection Expenses. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach, the Company’s receipt of the Parent Termination Fee in the event such Parent Termination Fee is due and payable pursuant to Section 9.03(a) from, or on behalf of, Parent pursuant thereto, together with the Company Transaction Expenses and any Collection Expenses, shall be the sole and exclusive remedy of the Company against Parent and its Subsidiaries and their respective former, current or future partners, stockholders, shareholders, managers, members, Affiliates and Representatives and none of Parent, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, shareholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions, that, without these agreements, the Company would not enter into this Agreement and that any amounts payable pursuant to this Section 9.03 do not constitute a penalty. Accordingly:

(i) if this Agreement is terminated under circumstances in which the Parent Termination Fee is or becomes due and payable, then, in addition to and concurrently with payment of the Parent Termination Fee in accordance with Section 9.03(a), Parent shall pay or cause to be paid to the Company all reasonable and documented out-of-pocket fees and expenses incurred by or on behalf of the Company in connection with the Transactions, including legal, accounting, and other advisory fees and expenses (the “Company Transaction Expenses”); and

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(ii) if Parent fails to promptly pay any amount due pursuant to Section 9.03(a) or Section 9.03(d)(i), Parent shall also pay any reasonable costs and expenses (including reasonable legal fees and expenses) incurred by the Company directly in connection with any Proceeding to enforce this Agreement that results in a judgment for such amount against Parent (such costs and expenses of enforcement, “Collection Expenses”).

Article X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement shall survive the First Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the First Effective Time and (b) this Article X.

Section 10.02 Notice. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 10.02):

(a) if to the Company, to:

American Bitcoin Corp.

c/o Hut 8 Corp.

1101 Brickell Avenue, Suite 1500

Miami, Florida 33131

Attention:

Email:

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Christopher Barlow

Email:

(b) if to Parent, Merger Sub Inc. or Merger Sub LLC, to:

Gryphon Digital Mining, Inc.

1180 N. Town Center Drive, Suite 100

Las Vegas, NV 89144

Attention: Steven Gutterman, Chief Executive Officer

Email:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Attention: Barry I. Grossman, Esq.

Section 10.03 Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”)

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as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Investors’ Rights Agreement, the Company Support Agreement and the Parent Support Agreements.

“Antitrust Division” means the U.S. Antitrust Division of the Department of Justice.

“Antitrust Laws” means (a) the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade and (b) Applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where Parent, the Company or their respective Subsidiaries do business.

“Applicable Law(s)” means, with respect to any Person, any Law that is binding upon or applicable to such Person or any of such Person’s properties or assets.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written agreement, memorandum of understanding or other contractual obligation between the Company or Parent or any of their Subsidiaries, as applicable, and any Labor Organization or other authorized employee representative representing Company Service Providers or Parent Service Providers, as applicable.

“Company Acquisition Proposal” means (A) any proposal, offer (including tender or exchange offers) or indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving the Company or any of its Subsidiaries with respect to assets that, taken together, constitute more than 15% of the Company’s consolidated assets, (B) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, securities of the Company representing more than 15% of the voting power of the Company or (C) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Transactions.

“Company Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Company, any of its Subsidiaries for the current or future benefit of any Company Service Provider, or (b) for which the Company or any of its Subsidiaries has any direct, indirect or contingent liability or obligation, whether on behalf of itself, on behalf of an ERISA Affiliate or otherwise.

“Company IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the condition (financial or otherwise), business or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) is or would reasonably be expected to prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided that, solely for purposes of the foregoing clause (i), no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect, or whether a Company Material Adverse Effect would reasonably

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be expected to occur: (a) any changes in conditions generally affecting United States or global economic, business, regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) conditions (or changes in such conditions) in the currency, bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry); (c) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (d) acts of God, natural disasters, calamities, disease outbreaks or pandemics; (e) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, unless otherwise excluded in this definition of “Company Material Adverse Effect”); (f) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of the Company and its Subsidiaries, with customers, suppliers or partners or the consummation of the Mergers (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 3.03, Section 3.04 and Section 3.13(b) or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Mergers); (g) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (h) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; or (i) any action or omission taken by the Company pursuant to the prior written request of Parent, except in the case of each of clause (a), (b), (c), (d) or (g), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which the Company and its Subsidiaries operate.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company Service Provider” means any current or former director, officer, employee or individual independent contractor or other service provider of the Company or any of its Subsidiaries.

“Company Stockholder Approval” means the adoption of this Agreement and approval of the Transactions (including the Mergers) by the affirmative vote or written consent of the holders of at least a majority of the voting power of the issued and outstanding Company Common Stock in accordance with the organizational documents of the Company and the DGCL.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of April 30,2025, by and between Parent and the Company.

“Consent” means any consent, approval, waiver, license, permit, exemption, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any written agreement, contract, note, mortgage, indenture, arrangement or other legally binding obligation or understanding.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“Employee Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (c) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, cafeteria plan, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program,

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workers’ compensation, supplemental unemployment benefits or postemployment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether written or unwritten, whether funded or unfunded, and whether for the benefit of one individual or more than one individual.

“Environmental Law” means any Applicable Law relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (b) worker health and safety or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Substances.

“Equity Interests” means, with respect to any Person, (a) any shares of capital stock or other voting securities of such Person, (b) other equity or voting interests in such Person, (c) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in such Person, or (d) restricted share units, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by such Person or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be (or at any relevant time was or will be) treated as a single employer under Section 414 of the Code or is a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with such entity as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Company Common Stock” means, without duplication, (a) the aggregate number of shares of Company Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other Equity Interests of the Company that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable).

“Fully Diluted Parent Common Stock” means, without duplication, (a) the aggregate number of shares of Parent Common Stock (i) that are issued and outstanding immediately prior to the First Effective Time and (ii) that are issuable upon the exercise, exchange or conversion of any other Equity Interests of Parent that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable, as applicable) (in each case, giving effect to the Parent Charter Amendment and, if applicable, the Parent Reverse Split).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any national, transnational, supranational, foreign, federal, state, provincial, county, municipal or local governmental authority, or any subdivision thereof, any regulatory or administrative agency or authority, department, board, bureau agency, instrumentality or commission, including any political subdivision thereof, or any court, tribunal, administrative hearing body, arbitration panel or commission.

“Group” means a “group” as defined in Section 13(d) of the Exchange Act.

“Hazardous Substances” means any substance, material or waste that is listed, defined, designated, classified or regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Applicable Law relating to the environment or natural resources, including petroleum or any derivative or by product thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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“Indebtedness” means, with respect to a Person, as at a specified date, without duplication, all (a) the outstanding principal amount of any indebtedness for borrowed money of such Person and its Subsidiaries (other than accounts payable incurred in the ordinary course of business), if applicable, including deposits or advances of any kind to such Person; (b) the principal amount of any long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (c) obligations under any interest rate, currency swap, futures or other hedging, derivative or other similar agreement or arrangement; (d) finance and capital lease obligations or obligations to pay the deferred and unpaid purchase price of property, services or equipment, including all “earn-out,” contingent purchase price or similar performance-based payment obligations under any Contract for the acquisition of any business, asset or service (other than accounts payable incurred in the ordinary course of business); (e) obligations under any letter of credit, performance bonds, surety bonds, financial guarantees, banker’s acceptance or similar credit transactions; (f) guaranties of all or any part of the indebtedness of the type referred to in the foregoing clauses (a) through (e) of any other Person; and (g) any accrued and unpaid interest on and prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (f).

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (a) trademarks, service marks, trade names, certification marks, logos, trade dress, brand names, corporate names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (b) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (c) registered and unregistered copyrights (including those in software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (d) trade secrets and rights in confidential technology or information (including know-how, inventions, schematics, drawings, techniques, protocols, improvements, processes, formulae, models, methodologies, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”); (e) rights in databases and data collections (including knowledge databases, and customer databases); (f) Internet domain name registrations; (g) other similar types of proprietary or intellectual property; and (h) claims or causes of action arising out of or related to any past, present and future infringement, misappropriation or other violation of any of the foregoing.

“IRS” means the Internal Revenue Service.

“knowledge” of any Person means (i) with respect to the Company, the actual knowledge of those individuals set forth in Section 10.03(a) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge of those individuals set forth in Section 10.03(a) of the Parent Disclosure Letter.

“Labor Organization” means any labor union, trade union, works council, labor organization or association, or other employee representative body.

“Law” means any U.S. or non-U.S. supranational, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, policy, guideline, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, in each case as amended or supplemented from time to time and including any rules, regulations or interpretations promulgated thereunder.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, license, pre-emptive right or option, pledge, charge, collateral assignment, security interest, Uniform Commercial Code financing statement (or local equivalent), adverse claim, right-of-way, easement or encroachment relating to real property or other encumbrance of any kind in respect of such property or asset; provided that “Lien” shall exclude restrictions on transfer imposed under applicable securities Laws.

“Measurement Date” means January 1, 2023.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

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“Parent Acquisition Proposal” means (A) any proposal, offer (including tender or exchange offers), indication of interest for or with respect to a merger, consolidation, business combination, recapitalization, binding share exchange, joint venture, scheme of arrangement or other similar transaction involving Parent or any of its Subsidiaries with respect to assets that, taken together, constitute more than 15% of Parent’s consolidated assets, (B) any proposal or offer (including tender or exchange offers) or indication of interest to acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the issued and outstanding Parent Common Stock or securities of Parent representing more than 15% of the voting power of Parent or (C) any proposal, offer (including tender or exchange offers) or indication of interest to acquire in any manner (including the acquisition of equity securities in any wholly owned Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Parent, in each case, other than the Transactions.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2024, and the footnotes to such consolidated balance sheet, in each case set forth in the draft of Parent’s Annual Report on Form 10-K for the year ended December 31, 2024.

“Parent Balance Sheet Date” means December 31, 2024.

“Parent Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Parent contemplated by the Parent New Charter.

“Parent Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Parent contemplated by the Parent New Charter.

“Parent Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of Parent contemplated by the Parent New Charter.

“Parent Common Stock” means, prior to the filing of the Parent New Charter with the Delaware Secretary of State, the common stock, par value $0.0001, of Parent and, after the filing of the Parent New Charter with the Delaware Secretary of State, the Parent Class A Common Stock, the Parent Class B Common Stock and the Parent Class C Common Stock.

“Parent Employee Plan” means any Employee Plan (a) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by Parent, any of its Subsidiaries or any of their ERISA Affiliates for the current or future benefit of any Parent Service Provider, or (b) for which Parent or any of its Subsidiaries has any direct, indirect, or contingent liability, whether on behalf of itself, on behalf of an ERISA Affiliate or otherwise.

“Parent IT Systems” means any and all Software, hardware, servers, networks and other information technology and data communications infrastructure, equipment, systems and services that are owned, leased, licensed or used by Parent or any of its Subsidiaries.

“Parent Loan Documents” means the (a) Loan, Guaranty and Security Agreement, dated as of October 25, 2024, by and among Parent, Gryphon Opco I LLC, Gryphon Opco II LLC, Ivy Crypto, Inc. and Anchorage Lending CA, LLC (“Anchorage”), (b) Debt Repayment and Exchange Agreement, dated as of October 25, 2024, by and among Parent, Gryphon Opco I LLC, Gryphon Opco II LLC, Ivy Crypto, Inc. and Anchorage, (c) Stock Purchase Warrant, dated as of October 25, 2024, by and between Parent and Anchorage for the purchase of 3,530,198 shares of Parent Common Stock and (d) Stock Purchase Warrant, dated as of October 25, 2024, by and between Parent and Anchorage for the purchase of 2,000,000 shares of Parent Common Stock.

“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that, individually or in the aggregate, (i) has a material adverse effect on the condition (financial or otherwise), business or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) is or would reasonably be expected to prevent or materially impair or delay the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform its obligations under this Agreement or consummate the Transactions; provided that, solely for purposes of the foregoing clause (i), no event, circumstance, development, occurrence, change or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Parent Material Adverse Effect, or whether a Parent Material Adverse Effect would reasonably be expected to occur: (a) any changes in conditions generally affecting United States or global economic,

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business or regulatory conditions, including changes in United States or global securities, credit, financial, debt or other capital markets; (b) conditions (or changes in such conditions) in the currency, bitcoin mining, cryptocurrency, electricity, power or natural gas industry (including changes in cryptocurrency prices, commodity prices, general market prices and regulatory changes affecting the industry); (c) general changes in national or international political conditions (including the imposition of or changes in international tariffs, sanctions, trade policies or disputes or any “trade war” and any cessation, outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency); (d) acts of God, natural disasters, calamities, disease outbreaks or pandemics; (e) any decline, in and of itself, in the market price or trading volume of Parent Common Stock (it being understood and agreed that the facts or circumstances giving rise to or contributing to such decline may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (f) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, unless otherwise excluded in this definition of “Parent Material Adverse Effect”); (g) the execution and delivery of this Agreement, the public announcement thereof, the pendency of this Agreement, the impact thereof on the relationships of Parent and its Subsidiaries, with customers, suppliers or partners or the consummation of the Mergers (it being understood and agreed that the foregoing shall not apply with respect to the representations or warranties in Section 4.03, Section 4.04 and Section 4.15(b) or any other representation or warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement, the pendency of this Agreement or the consummation of the Mergers); (h) any changes after the date of this Agreement not announced prior to the date of this Agreement in any Applicable Law or GAAP, including, in each case, the authoritative interpretation or enforcement thereof; (i) any action required by a Governmental Authority pursuant to Antitrust Laws in connection with the Transactions; or (j) any action or omission taken by Parent pursuant to the prior written request of the Company, except in the case of each of clause (a), (b), (c), (d) or (h), to the extent that any such event, circumstance, development, occurrence, change or effect has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, change or effect has on other companies operating in the industry in which Parent and its Subsidiaries operate.

“Parent Owned IP” means all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.

“Parent Reverse Split” means a reverse stock split of all issued and outstanding shares of Parent Common Stock that is effected (a) prior to the Parent Charter Amendment, at a reverse stock split ratio in the range of 1:2 to 1:40 and as mutually agreed to by Parent and the Company or (b) otherwise as part of the Parent Charter Amendment, in each case effected by Parent for the purpose of compliance with Nasdaq listing standards.

“Parent Service Provider” means any current or former director, officer, employee, individual independent contractor or other service provider of Parent or any of its Subsidiaries.

“Parent Stock Plan” means the Parent 2024 Omnibus Incentive Plan, as amended.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means any (a) Liens for Taxes, assessments or other charges of a Governmental Authority not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (b) Liens under purchase money and capital lease arrangements, carriers’, warehousemen’s, mechanics’, workers’, materialmen’s, laborers’, repairmen’s, suppliers’, vendors’ or other similar Liens, in each case, arising in the ordinary course of business and that are (i) not yet due or delinquent or (ii) being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business; (d) easements, rights-of-way, covenants, declarations, conditions, reservations, restrictions, encroachments, servitudes, rights, licenses, leases, permits and other instruments or encumbrances and all matters of record and other imperfections of title that do not, individually or in the aggregate,

Annex A-58

materially detract from the value or the use of the property subject thereto; (e) statutory, common law or contractual Liens imposed on the underlying fee interest of the subject property thereof under or arising in connection with any lease or conditional sales contracts with third parties entered into in the ordinary course of business; (f) Liens imposed or promulgated by any Governmental Authority, including zoning, entitlement and building regulations, permits, licenses, utility easements and similar Liens, which are not violated in any material respect by the Company’s or any of its Subsidiaries’, or Parent’s or any of its Subsidiaries’, as applicable, present use or occupancy of such property; (g) rights of parties in possession of any such real property without options to purchase or rights of first refusal that do not, individually or in the aggregate, materially detract from the value or the use of the property subject thereto; (h) any Liens that are disclosed on the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto; (i) any Liens that are not, individually or in the aggregate, materially adverse to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; or (j) any non-exclusive license or other grant of rights with respect to Intellectual Property granted in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Personal Information” means (a) any information that relates to, identifies or is reasonably capable of being associated with a natural person; or (b) information that constitutes “personal information,” “personally identifiable information,” “personal data” or other similar terms under Applicable Laws.

“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim, complaint, charge, investigation, litigation, proceeding, citation, summons or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before any Governmental Authority.

“Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Party” means any (a) executive officer or director of the Company or Parent, as applicable, (b) record or, to the knowledge of the Company or Parent, as applicable, beneficial owner of five percent (5%) or more of the voting securities of the Company or Parent, as applicable, (c) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or beneficial owner.

“Related Party Contract” means any Contract with any Related Party.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing, or arranging for disposal, into the environment.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives.

“Requisite Company Stockholders” means stockholders of the Company holding the required voting power to obtain the Company Stockholder Approval.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred Parties List.

“Sanctioned Person” means any Person that is the target of any Sanctions, including (a) any Person listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, or the United Nations Security Council; (b) any Person listed on any Sanctions-related list maintained by the Government of Canada, including the Consolidated Canadian Autonomous Sanctions List and List of Terrorist Entities; (c) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Country; (d) any Person otherwise subject to Sanctions; or (e) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(d).

Annex A-59

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Authorities, including but not limited to OFAC, the U.S. Department of State, Global Affairs Canada or Public Safety Canada.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all (a) computer programs, software, firmware, middleware and other code (including operating systems, platforms, applications and interfaces), in each case, in source code, object code or any other form; (b) data files and databases; and (c) documentation related to the foregoing (including protocols, specifications and flow charts).

“Subsidiary” means, when used with reference to a Person, any other Person with respect to which such first Person who (a) holds securities or other ownership interests having (i) ordinary voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions, or (ii) more than 50% of the issued and outstanding voting securities of which, are owned, directly or indirectly, or (b) controls the management. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, customs duties, license, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes of any kind whatsoever, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any Tax Return, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).

“Tax Return” means any report, return, document, statement, declaration or other information or Filing filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information or Filing, and including any amendment thereto and any related or supporting information, schedule or attachment with respect thereto.

“Tax Sharing Agreement” means any Tax indemnity, Tax allocation or Tax sharing agreement or similar agreement, arrangement or understanding relating to Taxes or other Tax matters, including any agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment, administration or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent, any of their respective Subsidiaries or Affiliates.

“Transactions” means the transactions expressly contemplated by this Agreement and the Ancillary Agreements to be consummated in accordance with the terms of this Agreement (including the Mergers).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 (as amended) and any comparable foreign, state or local Law.

“Willful Breach” means, with respect to any agreement or covenant of a Party in this Agreement, a deliberate action or omission taken or omitted to be taken by such Party in material breach of such agreement or covenant that the breaching Party takes (or fails to take) (a) with knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant or (b) which such breaching Party should have known would result in a material breach of such agreement or covenant.

Annex A-60

Index of Defined Terms

Page
15%	A-38,51
Acceptable Confidentiality Agreement	A-36
Adjournment Proposal	A-43
Affiliate	A-52
Agreement	A-1
Anchorage	A-57
Ancillary Agreements	A-53
Anti-Corruption Laws	A-15
Antitrust Division	A-53
Antitrust Laws	A-53
Applicable Law(s)	A-53
ATM 8-K	A-44
Bankruptcy and Equity Exceptions	A-7
Board Designee	A-4
Business Day	A-53
Class A Merger Consideration	A-4
Class B Merger Consideration	A-4
Closing	A-3
Closing Date	A-3
Code	A-53
Collection Expenses	A-52
Collective Bargaining Agreement	A-53
Company	A-1
Company Acquisition Proposal	A-53
Company Class A Common Stock	A-4
Company Class B Common Stock	A-4
Company Common Stock	A-4
Company Digital Assets	A-11
Company Disclosure Letter	A-7
Company Employee Plan	A-53
Company Insurance Policies	A-16
Company IT Systems	A-53
Company Leased Real Property	A-16
Company Material Adverse Effect	A-53,54
Company Material Contract	A-10
Company Miners	A-11
Company Organizational Documents	A-7
Company Owned IP	A-54
Company Permits	A-9
Company Preferred Stock	A-8
Company Real Property Lease	A-16
Company Securities	A-8
Company Service Provider	A-54
Company Stockholder Approval	A-54
Company Support Agreement	A-1
Company Transaction Expenses	A-51
Company Wallets	A-11
Confidentiality Agreement	A-54
Consent	A-54

Annex A-61

Page
Contract	A-54
control	A-52
Current Insurance	A-39
D&O Indemnified Parties	A-39
Data Privacy Requirements	A-29
DGCL	A-54
Dissenting Shares	A-6
DLLCA	A-54
Employee Plan	A-54
End Date	A-49
Environmental Law	A-55
Equity Interests	A-55
ERISA	A-55
ERISA Affiliate	A-55
Exchange Act	A-55
Exchange Agent	A-5
Exchange Ratio	A-5
Excluded Shares	A-5
Export Control and Economic Sanctions Laws	A-15
FCPA	A-15
Filing	A-55
First Certificate of Merger	A-2
First Effective Time	A-2
First Merger	A-1
First Merger Surviving Corporation	A-1
FTC	A-55
Fully Diluted Company Common Stock	A-55
Fully Diluted Parent Common Stock	A-55
GAAP	A-55
Governmental Authority	A-55
Group	A-55
Hazardous Substances	A-55
HSR Act	A-55
Indebtedness	A-56
Intellectual Property	A-56
IRS	A-56
knowledge	A-56
Labor Organization	A-56
Law	A-56
Lien	A-56
Listing Application	A-44
Measurement Date	A-56
Merger Consideration	A-4
Merger Sub Consents	A-1
Merger Sub Inc	A-1
Merger Sub LLC	A-1
Mergers	A-1
Nasdaq	A-8
Offer Documents	A-42
Order	A-56

Annex A-62

Page
Parent	A-1
Parent Acquisition Proposal	A-51,57
Parent Adverse Recommendation Change	A-36
Parent Approval Time	A-36
Parent ATM	A-34
Parent Balance Sheet	A-57
Parent Balance Sheet Date	A-57
Parent Board Recommendation	A-18
Parent Charter Amendment	A-3
Parent Class A Common Stock	A-57
Parent Class B Common Stock	A-57
Parent Common Stock	A-57
Parent Digital Assets	A-24
Parent Disclosure Letter	A-17
Parent Employee Plan	A-57
Parent Equity Awards	A-19
Parent Insurance Policies	A-30
Parent Intervening Event	A-38
Parent IT Systems	A-57
Parent Leased Real Property	A-30
Parent Loan Documents	A-57
Parent Material Adverse Effect	A-57,58
Parent Material Contract	A-23
Parent Miners	A-24
Parent Multiemployer Pension Plan	A-26
Parent Multiemployer Plan	A-26
Parent New Bylaws	A-3
Parent New Charter	A-3
Parent Organizational Documents	A-18
Parent Owned IP	A-58
Parent Pension Plan	A-26
Parent Permits	A-22
Parent Preferred Stock	A-19
Parent Real Property Lease	A-30
Parent Reverse Split	A-58
Parent Reverse Split Meeting	A-45
Parent Reverse Split Proposals	A-45
Parent SEC Documents	A-20
Parent Securities	A-19
Parent Service Provider	A-58
Parent Share Issuance	A-18
Parent Stock Plan	A-58
Parent Stock Plan Amendment	A-39
Parent Stockholder Approval	A-18
Parent Stockholder Meeting	A-43
Parent Superior Proposal	A-38
Parent Support Agreement	A-1
Parent Termination Fee	A-51
Parent Wallets	A-24
Parties	A-1

Annex A-63

Page
Party	A-1
PBGC	A-58
Permitted Lien	A-58
Person	A-59
Personal Information	A-59
Premium Cap	A-39
Proceeding	A-59
Proxy Statement	A-42
Proxy Statement/Registration Statement	A-42
Registered Company IP	A-14
Registered Parent IP	A-28
Registration Statement	A-59
Registration Statement Securities	A-42
Regulation S-K	A-35
Related Party	A-59
Related Party Contract	A-59
Release	A-59
Representatives	A-59
Requisite Company Stockholders	A-59
Restricted Person	A-59
Sanctioned Country	A-16
Sanctioned Person	A-59
Sanctions	A-60
SEC	A-60
Second Certificate of Merger	A-2
Second Effective Time	A-2
Second Merger	A-1
Securities Act	A-60
Software	A-60
Subsidiary	A-60
Surviving Company	A-1
Tax	A-60
Tax Return	A-60
Tax Sharing Agreement	A-60
Taxing Authority	A-60
Third Party	A-60
Trade Secrets	A-56
Transaction Litigation	A-46
Transaction Proposals	A-43
Transactions	A-60
Treasury Regulations	A-1
under common control with	A-52
WARN	A-60
Willful Breach	A-60
Written Consent	A-43

Section 10.04 Interpretation; Construction. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such

Annex A-64

term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall.” The words “made available to Parent” and words of similar import refer to documents and other information posted to the DFIN Venue® virtual data room by or on behalf of the Company at least one (1) day prior to the date of this Agreement. The words “made available to the Company” and words of similar import refer to documents and other information posted to the Sharepoint virtual data room by or on behalf of Parent at least one (1) day prior to the date of this Agreement. Unless the context requires otherwise, the word “material” shall be construed in light of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. No provision of this Agreement will be interpreted in favor of, or against, any of the Parties to this Agreement by reason of the extent to which any such Party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any Party hereto.

Section 10.05 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 10.06 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by electronic communication) to the other Parties.

Section 10.07 Entire Agreement. This Agreement (including any exhibits hereto), the Parent Disclosure Letter, the Company Disclosure Letter, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter of this Agreement. Effective as of the execution and delivery of this agreement, the letter agreement, dated as of April 10, 2025, by and between Parent and the Company, shall terminate and be of no further force or effect. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, THE COMPANY, MERGER SUB INC. OR MERGER SUB LLC MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ANY OTHER PARTY OR ANY OF SUCH PARTY’S REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.08 No Third-Party Beneficiaries. Except as provided in Section 6.03, the Company and Parent hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties

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in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 10.14 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.09 Obligations of the Company and of Parent. Whenever this Agreement requires Merger Sub Inc., Merger Sub LLC or another Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action and Parent shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company or Parent, as applicable to take any action, such requirement shall be deemed to include an undertaking on the part of the Company or Parent, as applicable to cause such Subsidiary to take such action and the Company or Parent, as applicable, shall be liable for any failure of such Person. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after First Effective Time, on the part of Parent to cause such Subsidiary to take such action.

Section 10.10 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the Parties hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to jurisdiction thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware). The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.02 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS

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WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 10.12 Specific Performance. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 9.01, the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent, Merger Sub Inc. or Merger Sub LLC and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 10.10(a), without proof of actual damages, this being in addition to any other remedy to which the Company is entitled at Law or in equity. Parent, Merger Sub Inc. and Merger Sub LLC further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each of Parent, Merger Sub Inc. and Merger Sub LLC further acknowledges and agrees that the agreements contained in this Section 10.12 are an integral part of the Mergers and the other Transactions and that, without these agreements, the Company would not enter into this Agreement. Each of Parent, Merger Sub Inc. and Merger Sub LLC further agrees that the Company shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.12, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.13 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by all of the Parties, by action taken or authorized by their respective boards of directors, at any time before or after the Parent Stockholder Approval or the effectiveness of the Merger Sub Consents or Company Stockholder Approval; provided that after the Parent Stockholder Approval has been obtained or the Merger Sub Consents or Company Stockholder Approval has become applicable, any amendment of this Agreement that by Applicable Law requires the further approval by Parent’s stockholders, the stockholders of the Company or the members of Merger Sub Inc. or Merger Sub LLC shall be effective only with the approval of such stockholders or members, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.14 Extension; Waiver. At any time prior to the First Effective Time, the Company and Parent (on behalf of itself, Merger Sub Inc. or Merger Sub LLC) may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Parent, or Parent, Merger Sub Inc. or Merger Sub LLC, in the case of the Company, (b) waive any inaccuracies in the representations and warranties of the Company, in the case of Parent, or Parent, Merger Sub Inc. or Merger Sub LLC, in the case of the Company, contained in this Agreement, and (c) waive compliance by the Company, in the case of Parent, or Parent or Merger Sub Inc. or Merger Sub LLC, in the case of the Company, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.15 Non-Recourse. Each Party agrees, on behalf of itself and its respective Affiliates, that all actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the Transactions, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the Transactions to be consummated, in each case,

Annex A-67

may be made only against (and are those solely of) the Parties that are expressly identified as parties to this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement to the contrary, each Party hereto covenants, agrees and acknowledges, on behalf of itself and their respective Affiliates, that no recourse under this Agreement or in connection with any of the Transactions shall be had against any other Person, and no other Person shall have any liabilities or obligations (whether in Contract or in tort, in Law or in equity, or granted by statute, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d). No Person, other than the Parties, shall be responsible or liable for any damages which may be alleged as a result of this Agreement or the Transactions (or the termination or abandonment thereof). Notwithstanding anything to the contrary set forth in this Section 10.15, it is expressly understood and agreed that none of the foregoing shall limit, impair or otherwise affect the rights, liabilities or obligations of any Person arising out of or relating to the Confidentiality Agreement, the Parent Support Agreements or the Company Support Agreement to the extent such Person is expressly party thereto.

Section 10.16 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Mergers and the other Transactions will be paid by the Party incurring such costs and expenses.

Section 10.17 Disclosure Letter References and SEC Document References. The Parties hereto agree that each section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to qualify the corresponding Section or subsection of this Agreement, irrespective of whether or not any particular Section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. The Parties hereto further agree that (other than with respect to any items disclosed in Section 3.13 of the Company Disclosure Letter and Section 4.14 of the Parent Disclosure Letter, in each case, for which an explicit reference in any other section shall be required in order to apply to such section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections. The Parties hereto agree that in no event shall any disclosure contained in any part of any Parent SEC Document entitled “Risk Factors,” “Forward Looking Statements,” “Cautionary Statement About Forward Looking Statements,” “Special Note on Forward Looking Statements” or “Forward Looking Information” or containing a description or explanation of “Forward Looking Statements” or any other disclosures in any Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any Party contained in this Agreement.

[Remainder of page left intentionally blank]
Annex A-68

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

GRYPHON DIGITAL MINING, INC.
By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	Chief Executive Officer
GDM MERGER SUB I INC.
By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	President
GDM MERGER SUB II LLC
By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex A-69

AMERICAN BITCOIN CORP.
By:	/s/ Matt Prusak
	Name:	Matt Prusak
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A-70

Annex B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GRYPHON DIGITAL MINING, INC.

Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware

[•], 2025

Gryphon Digital Mining, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.           The name of the Corporation is Gryphon Digital Mining, Inc. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware (the “Delaware Secretary”) on October 3, 2018, under the name MTech Acquisition Holdings Inc. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary on June 17, 2019 (as amended from time to time, the “First Amended and Restated Certificate”), under the name Akerna Corp.

2.           This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 and Section 245 of the DGCL.

3.           This Second Amended and Restated Certificate of Incorporation restates and integrates and further amends the First Amended and Restated Certificate, as heretofore amended or supplemented.

4.           The text of the First Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

[Signature Page follows]

Annex B-1

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this [•] day of [•], 2025.

GRYPHON DIGITAL MINING, INC.
By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Annex B-2

EXHIBIT A

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AMERICAN BITCOIN CORP.

ARTICLE I
NAME

The name of the corporation is American Bitcoin Corp. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 850 New Burton Road, Suite 201, Dover, County of Kent, 19904, and the name of its registered agent at such address is Cogency Global Inc.

ARTICLE III
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of stock which the Corporation is authorized to issue is [•], comprised of: (a) [•] shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of which (i) [•] shares shall be a series designated as Class A Common Stock (the “Class A Common Stock”), (ii) [•] shares shall be a series designated as Class B Common Stock (the “Class B Common Stock”) and (iii) [•] shares shall be a series designated as Class C Common Stock (the “Class C Common Stock”); and (b) [•] shares of Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).

Upon the effective time of the filing of this Second Amended and Restated Certificate of Incorporation (the “Effective Time”), and without any further action of the Corporation or any stockholder of the Corporation, each [share] of common stock, par value $0.0001 per share (“Former Common Stock”), of the Corporation that is issued and outstanding immediately prior to the Effective Time shall be automatically reclassified and converted into one (1) share of Class A Common Stock. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Former Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for the exchange, represent that number of shares of Class A Common Stock into which the shares formerly represented by such certificate or book-entry position have been automatically reclassified and converted pursuant to this Article IV.

ARTICLE V
RIGHTS OF CAPITAL STOCK

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class and series of capital stock of the Corporation are as follows:

A.          Common Stock.

1.           General; Equal Status. Except as otherwise provided in this Article V or required by applicable law, shares of Common Stock shall have the same rights, privileges, preferences and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects and as

Annex B-3

to all matters. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding at any time.

2.           Voting.

(i)          Except where required by applicable law, the holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock shall vote together as a single class on any matter submitted to the stockholders of the Corporation for a vote or approval. Except as required by applicable law, each share of Class A Common Stock shall entitle the holder to one (1) vote for each share of Class A Common Stock held, each share of Class B Common Stock shall entitle the holder to ten thousand (10,000) votes for each share of Class B Common Stock held and each share of Class C Common Stock shall entitle the holder to ten (10) votes for each share of Class C Common Stock held, in each case, on any matter submitted to the stockholders of the Corporation for a vote or approval.

(ii)         Unless required by applicable law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock entitled to vote thereon) the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(iii)        Except as otherwise required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

3.           Conversion of Class B Common Stock and Class C Common Stock.

(i)          Right to Convert. At any time, any holder of shares of Class B Common Stock or Class C Common Stock, at the option of such holder, may convert any share of Class B Common Stock or Class C Common Stock held by such holder at any time after the date of issuance of such share, in each case, at the office of the Corporation or any transfer agent for such stock, into one (1) validly issued, fully paid and nonassessable share of Class A Common Stock.

(ii)         Mechanics of Conversion. In the event of an optional conversion pursuant to Article V, Part A, Section 3(i), before any holder of Class B Common Stock or Class C Common Stock shall be entitled voluntarily to convert the same, in each case, into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such optional conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Class B Common Stock or Class C Common Stock, as applicable, to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock on such date. Shares of Class B Common Stock and Class C Common Stock converted pursuant to Article V, Part A, Sections 3(i) shall be automatically retired and canceled.

Annex B-4

(iii)        Policies and Procedures. The Board of Directors, or a committee thereof, may, from time to time, establish such policies and procedures, not in violation of applicable law or this Second Amended and Restated Certificate of Incorporation, relating to the conversion of shares of Class B Common Stock or Class C Common Stock, in each case, into shares of Class A Common Stock as it may deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class B Common Stock or Class C Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class B Common Stock or Class C Common Stock, as applicable.

(iv)        Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock and Class C Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Class C Common Stock into shares of Class A Common Stock.

4.           Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Part A of Article V to be given to a holder of shares of Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation for such holder, given by the holder to the Corporation for the purpose of notice or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission. If no such address appears or is given, notice shall be deemed given at the place where the principal executive office of the Corporation is located.

5.           Redemption. The Common Stock is not redeemable at the option of the holder thereof and the Corporation shall have no obligation to redeem the Common Stock.

6.           Dividends. Subject to the rights, powers and preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of each series of Common Stock shall be entitled to receive, on a per share basis, the same form and amount of dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to shares of any other series of Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of a series of Common Stock that differs from the series of Common Stock held by any holder or rights to acquire a series of Common Stock that differs from a series of Common Stock held by any holder, as applicable, such holder shall receive the series of Common Stock or rights to acquire the series of Common Stock corresponding to the series of Common Stock held by such holder, as the case may be.

7.           Liquidation, Dissolution, Etc. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of each series of Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

8.           Subdivision or Combination. If the Corporation in any manner subdivides, combines or reclassifies the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, the outstanding shares of the other such series shall, concurrently therewith, be subdivided, combined or reclassified in the same proportion and manner such that the same proportionate equity ownership among the holders of outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock on the record date for such subdivision, combination or reclassification is preserved, unless different treatment of the shares of each such series is approved by (i) the holders of a majority of the outstanding Class A Common Stock, (ii) the holders of a majority of the outstanding Class B Common Stock and (iii) the holders of a majority of the outstanding Class C Common Stock, each of (i), (ii) and (iii) voting as separate series.

9.           Treatment in a Merger. The consideration received per share by the holders of each series of Common Stock in any merger, consolidation, reorganization or other business combination shall be identical; provided, however, that if (i) such consideration consists, in whole or in part, of shares of capital stock of, or other equity interests in, the Corporation or any other corporation, partnership,

Annex B-5

limited liability company or other entity, and (ii) the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of shares of capital stock or other equity interests received in respect of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock differ solely to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock differ as described in this Article V, then the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of such shares of capital stock or other equity interests may differ to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock differ as provided herein (including, without limitation, with respect to the voting rights and conversion provisions hereof); and provided further, that, if the holders of any series of Common Stock are granted the right to elect to receive one of two or more alternative forms of consideration, the foregoing provisions shall be deemed satisfied if holders of the other series of Common Stock are granted corresponding election rights.

B.          Preferred Stock.

1.           Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated in the resolution or resolutions providing for the establishment of such series adopted by the Board of Directors as hereinafter provided. Authority is hereby expressly granted to the Board of Directors to issue, from time to time, shares of Preferred Stock in one or more series, and, in connection with the establishment of any such series, by resolution or resolutions to determine and fix the designation of and the number of shares comprising such series, and such voting powers, full or limited, or no voting powers, and such other powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated in such resolution or resolutions, all to the fullest extent permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by applicable law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Second Amended and Restated Certificate of Incorporation. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock entitled to vote thereon) the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE VI
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.          Powers of the Board. In addition to the powers and authority expressly conferred upon them by applicable law or by this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B.          Classification of the Board. Except as may be provided in a resolution or resolutions of the Board of Directors providing for any series of Preferred Stock with respect to any directors elected (or to be elected) by the holders of such series and except as otherwise required by applicable law, the directors shall be divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. Directors shall

Annex B-6

be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Effective Time, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Effective Time and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders commencing with the first annual meeting of stockholders following the Effective Time, the directors of the class to be elected at each annual meeting of stockholders shall be elected for a three-year term. If the total number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class, in accordance with Article VI, Part E shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the total number of directors remove or shorten the term of any incumbent director. Notwithstanding the foregoing provisions of this Article VI, Part B, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, disqualification, retirement, or removal.

C.          Number of Directors. Except as may be provided in a resolution or resolutions of the Board of Directors providing for any series of Preferred Stock with respect to any directors elected (or to be elected) by the holders of such series and except as otherwise required by applicable law, the total number of authorized directors constituting the Board of Directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by the Board of Directors.

D.          Removal of Directors. Except as may be provided in a resolution or resolutions of the Board of Directors providing for any series of Preferred Stock with respect to any directors elected (or to be elected) by the holders of such series, as may be provided in that certain Investors’ Rights Agreement, dated as of [•], 2025 (the “IRA”), by and among the Corporation and the stockholders party thereto, and except as otherwise required by applicable law, the Board of Directors or any individual director may be removed from office at any time (i) prior to the Voting Threshold Date (as defined below), with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors, and (ii) from and after the Voting Threshold Date, only for cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors.

E.          Vacancies and Newly Created Directorships. Except as may be provided in a resolution or resolutions providing for any series of Preferred Stock with respect to any directors elected (or to be elected) by the holders of such series, as may be provided in the IRA and except as otherwise required by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified or until such director’s death, resignation, disqualification, retirement, or removal.

F.           Bylaws. Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the Bylaws. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, repeal, alter, amend or rescind the Bylaws. The stockholders shall also have power to adopt, repeal, alter, amend or rescind the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate of Incorporation (including any Preferred Stock outstanding at any time), such adoption, repeal, alteration, amendment or rescission of the Bylaws by the stockholders shall require the affirmative vote of the holders of at least sixty-six and two-third percent (66 2/3%) of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

G.          Elections of Directors. Elections of directors need not be by ballot unless the Bylaws shall so provide.

Annex B-7

ARTICLE VII
MEETINGS OF STOCKHOLDERS

A.          Subject to the rights of the holders of any series of Preferred Stock with respect to actions by the holders of shares of such series, from and after the Voting Threshold Date (as defined below), (i) no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of stockholders called in accordance with the Bylaws and (ii) no action shall be taken by the stockholders of the Corporation by written consent. Prior to the Voting Threshold Date, any action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent in lieu of a meeting. “Voting Threshold Date” shall mean 5:00 p.m. New York City time on the first day falling on or after the date on which the outstanding shares of Class B Common Stock cease to represent at least fifty percent (50%) of the total voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors.

B.          Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

C.          Subject to the rights of the holders of any series of Preferred Stock with respect to actions by the holders of shares of such series, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Executive Chairman of the Board of Directors, the Chief Executive Officer, a President or, prior to the Voting Threshold Date, the Secretary upon the written request of the stockholders of the Corporation representing in the aggregate not less than a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons.

ARTICLE VIII
DIRECTOR AND OFFICER LIABILITY

To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable either to the Corporation or to any of its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer, as applicable, of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification. For purposes of this Article VIII, “officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL.

ARTICLE IX
INDEMNIFICATION

A.          Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such person’s capacity as a director or officer of the Corporation or in any other capacity while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity (including any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines, taxes or penalties and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding if Indemnitee acted in good faith and in a manner which Indemnitee

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reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the Indemnitee’s conduct was unlawful.

B.          Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such person’s capacity as a director, officer, employee or agent of the Corporation or in any other capacity while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity (including any employee benefit plan), against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection with the defense or settlement of such action or suit if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made under this Article IX in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent that the Chancery Court (as defined below) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Chancery Court or such other court shall deem proper.

C.          Indemnification for Expenses. Notwithstanding any other provisions of this Article IX, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article IX, Part A or B, or in defense of any claim, issue or matter therein, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

D.          Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit or proceeding involving such Indemnitee for which indemnification will or could be sought. With respect to any action, suit or proceeding of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit or proceeding, other than as provided below in this Article IX. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit or proceeding or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit or proceeding, in each of which cases, the fees and expenses of one counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article IX. The Corporation shall not be required to indemnify Indemnitee under this Article IX for any amounts paid in settlement of any action, suit or proceeding effected without its written consent. The Corporation shall not settle any action, suit or proceeding in any manner which would impose any judgment, penalty, admission or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

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E.          Advancement of Expenses. In the event of any threatened or pending action, suit or proceeding of which the Corporation receives notice under this Article IX, any expenses (including attorneys’ fees for attorneys retained in accordance with Part D above) incurred by or on behalf of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity (including any employee benefit plan) in defending an action, suit or proceeding or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of such person in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of such person to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such undertaking shall be accepted without reference to the financial ability of such person to make such repayment. Any advances or undertakings to repay pursuant to this Part E shall be unsecured and interest-free.

F.           Procedure for Indemnification. In order to obtain indemnification or advancement of expenses pursuant to Parts A through E of this Article IX, an Indemnitee or person entitled to advancement of expenses pursuant to Article IX, Part E above shall submit to the Corporation a written request. Any such indemnification or advancement of expenses shall be made as soon as practicable after written demand by Indemnitee or such person therefor is presented to the Corporation, and in any event within (i) in the case of indemnification under Article IX, Part C or advancement of expenses, 20 business days after receipt by the Corporation, of the written request of Indemnitee or such person, or (ii) in the case of all other indemnification, 45 business days after receipt by the Corporation of the written request of Indemnitee, unless with respect to requests under this subclause (ii), the Corporation (y) has assumed the defense pursuant to Article IX, Part D (and none of the circumstances described in Article IX, Part D that would nonetheless entitle Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (z) determined, by clear and convincing evidence, within such 45 business day period referred to above that Indemnitee did not meet the applicable standard of conduct. Such determination in clause (z), and any determination that advanced expenses must be repaid to the Corporation, shall be made in each instance (a) by a majority vote of the directors consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by applicable law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation. Any determination made under this Article IX, Part F shall not create any presumption or bind any court in determining whether indemnification or repayment of advanced expenses is required.

G.          Limitations. Notwithstanding anything to the contrary in this Article IX, the Corporation shall not indemnify an Indemnitee pursuant to this Article IX (i) in connection with an action, suit or proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors, or (ii) to the extent such Indemnitee or person entitled to advancement of expenses pursuant to Article IX, Part E above, is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee or such person and such Indemnitee or such person is subsequently reimbursed from the proceeds of such insurance, such Indemnitee or such person shall promptly refund indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

H.          Subsequent Amendment. No amendment, termination or repeal of this Article IX or of the relevant provisions of the DGCL or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification or person entitled to advancements pursuant to Article IX, Part E above to such advancement under the provisions hereof with respect to any action, suit or proceeding arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

I.            Other Rights. The indemnification and advancement of expenses provided by this Article IX shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or a person seeking advancement of expenses pursuant to Article IX, Part E above may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s

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or such person’s official capacity and as to action in any other capacity while holding office for the Corporation. In addition, the Corporation may, to the extent authorized from time to time by its Board, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article IX.

J.            Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, manager, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

K.          Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), liabilities, losses, judgments, fines, Employee Retirement Income Security Act of 1974, as amended (ERISA) taxes or penalties and amounts paid in settlement in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

L.          Definitions. For purposes of this Article IX, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation, partnership, limited liability company or joint venture, trust or other entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, managers, members, and employees or agents so that any person who is or was a director, officer, manager, member, employee or agent of such constituent, or is or was serving at the request of such constituent as a director, officer, manager, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other entity, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation, partnership, limited liability company, or joint venture or other enterprise as such person would have with respect to such constituent if its separate existence had continued.

M.         Scope. The Corporation shall indemnify any Indemnitee and advance expenses to a person pursuant to Article IX, Part E above to the fullest extent permitted by the DGCL, and if the DGCL is amended after adoption of this Article IX to expand further the indemnification or advancements permitted to Indemnitees or such persons, then the Corporation shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

N.          Continuation of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, as applicable, and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE X
SECTION 203

The Corporation shall not be governed by or subject to Section 203 of the DGCL (or any successor provision thereto).

ARTICLE XI
BUSINESS OPPORTUNITIES

To the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision), the Corporation, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, the Corporation or any of its subsidiaries or any dealings with customers or clients of the Corporation or any of its subsidiaries) (each a “Corporate Opportunity”) that

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are from time to time presented to any holder of Class B Common Stock or any of such holder’s officers, directors, directors of its subsidiaries, employees, agents, stockholders, members, managers partners, representatives, affiliates or subsidiaries (other than the Corporation and its subsidiaries), even if the transaction, matter or opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. To the fullest extent permitted by law, no holder of Class B Common Stock nor any of such holder’s officers, directors, directors of their subsidiaries, employees, agents, stockholders, members, managers, partners, representatives, affiliates or subsidiaries (other than the Corporation and its subsidiaries) shall be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such Corporate Opportunity, directs such Corporate Opportunity to another person or fails to communicate, offer or present such Corporate Opportunity, or information regarding such Corporate Opportunity, to the Corporation or its subsidiaries, unless, in the case of any such person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation. Any person purchasing or otherwise acquiring or holding any interest in any shares of stock of the Corporation shall be deemed to have notice of and have consented to the provisions of this Article XI. Neither the alteration, amendment or repeal of this Article XI, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article XI, nor, to the fullest extent permitted by applicable law, any modification of law, shall eliminate or reduce the effect of this Article XI in respect of any Corporate Opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article XI, would accrue or arise, prior to such alteration, amendment, repeal, adoption or modification. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article XI (including, without limitation, each such portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law. This Article XI shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate of Incorporation, the Bylaws, applicable law, any agreement or otherwise.

ARTICLE XII
EXCLUSIVE FORUM

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof (the “Chosen Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL, the Bylaws or this Second Amended and Restated Certificate of Incorporation (as any of the foregoing may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. If any action, suit or proceeding the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the Chosen Courts (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Chosen Courts in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.          Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (and as may be further amended from time to time).

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C.          Notwithstanding the foregoing, the provisions of Part A of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 or any other claim over which the federal courts of the United States have exclusive jurisdiction.

D.          Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation (including, but not limited to, shares of capital stock of the Corporation) shall be deemed to have notice of and consented to the provisions of this Article XII.

ARTICLE XIII
AMENDMENTS

A.          Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation, and, as applicable, such other approvals of the Board of Directors, as are required by applicable law or by this Second Amended and Restated Certificate of Incorporation, (a) the affirmative vote of the holders of sixty-six and two-third percent (66 2/3%) of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with, (i) Article IV, (ii) Article V, (iii) Article VI, (iv) Article VII, (v) Article VIII, (vi) Article IX, (vii) Article X,  (viii) Article XI, (ix) Article XII or (x) this Article XIII, and (b) for so long as any shares of Class B Common Stock are outstanding, the affirmative vote of the holders at least eighty percent (80%) of the shares of Class B Common Stock outstanding at the time of such vote, voting as a separate series, shall be required to amend or repeal, or adopt any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with Article V, Part A or this clause (b) of Article XIII, Part A.

B.          If any provision or provisions of this Second Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

* * * * *

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Annex C

FORM OF VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of May 9, 2025, by and between American Bitcoin Corp., a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”) of Gryphon Digital Mining, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, GDM Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub Inc.”), and GDM Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub Inc. with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct, wholly owned subsidiary of Parent, immediately followed by the merger of the Company with and into Merger Sub LLC (the “Second Merger” and, taken together with the First Merger, the “Mergers”), with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date of this Agreement, the Stockholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Parent Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Parent Common Stock, all as set forth on the signature page to this Agreement (collectively, the “Shares”); and

WHEREAS, the Company has required, as an inducement to the Company entering into the Merger Agreement, that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date of this Agreement and until the earlier to occur of (x) receipt of the Parent Stockholder Approval and (y) the valid termination of the Merger Agreement in accordance with its terms (the “Voting Covenant Expiration Date”), at the Parent Stockholder Meeting or any other meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, or in connection with any written consent of the stockholders of Parent, in each case relating to any proposed action by the stockholders of Parent with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Stockholder shall:

(a) appear at each such Voting Event or otherwise cause the Shares that are capable of being voted and any voting securities of Parent acquired by the Stockholder after the date of this Agreement and prior to the record date of such Voting Event (the “Voting Shares”) owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares: (i) in favor of approving the Transactions and any actions directly related thereto, including (A) the Parent Charter Amendment, (B) the Parent Share Issuance, (C) the Parent Reverse Split and (D) the Parent Stock Plan Amendment; (ii) in favor of the adoption and approval of any other proposals as (A) the SEC (or staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto or (B) reasonably requested by the Company or reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; (iii) in favor of any proposal to adjourn or postpone a meeting of the stockholders of Parent, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing on the date on which such meeting is held; (iv) against any Parent Acquisition Proposal or any other proposal in opposition to, or in

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competition with, the Mergers and the other Transactions; and (v) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the Transactions or this Agreement or the performance by Parent of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement.

Prior to the Voting Covenant Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the foregoing clauses (a) or (b).

1.2 Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, the Company, and any individual designated in writing by the Company, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote its Voting Shares, or grant a consent or approval in respect of its Voting Shares, in a manner consistent with Section 1.1 if the Stockholder has not voted such Voting Shares in a manner consistent with Section 1.1 at least five (5) Business Days prior to the applicable voting deadline. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all actions and things that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder, upon any valid termination of this Agreement pursuant to Section 4.1.

1.3 Certain Adjustments. In case of a stock dividend or distribution of voting securities of Parent, or any change in the Parent Common Stock by reason of any stock dividend or distribution or any reclassification, recapitalization, stock split (including a reverse stock split), merger, combination, exchange, consolidation or similar readjustment of shares, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of Parent and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.4 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Parent, and not in the Stockholder’s capacity as (a) a director, officer or employee of Parent or any of its Subsidiaries or (b) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Parent Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

Article II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) Organization; Authority. If the Stockholder is not an individual, the Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept). If the Stockholder is not an individual, the Stockholder has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder.

Annex C-2

(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Ownership. As of the date of this Agreement, the number of shares of Parent Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Stockholder is reflected on the signature page to this Agreement. As of the date of this Agreement, the Shares are the only shares of Parent Common Stock held of record or beneficially owned by the Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, the Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III of this Agreement, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The Stockholder further represents that any proxies heretofore given in respect of the Shares have been revoked.

(d) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) if the Stockholder is not an individual, contravene or conflict with the organizational or governing documents of the Stockholder, (ii) contravene or conflict with or constitute a violation by the Stockholder of any provision of any Law binding upon or applicable to the Stockholder or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of the Stockholder or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Stockholder or any of its respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clauses (iii) and (iv) as would not reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

(a) Organization; Authority. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the Stockholder, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) No Violation. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Company, (ii) contravene or conflict with or constitute a violation by the Company of any provision of any Law binding upon or applicable to the Company or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of the Company, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Company or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except for any of the matters set forth in the foregoing clauses (iii) and (iv) as would not reasonably be expected to impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Annex C-3

Article III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. The Stockholder agrees that, commencing on the date of this Agreement and ending upon the earlier of (x) receipt of the Parent Stockholder Approval and (y) the valid termination of this Agreement in accordance with its terms, the Stockholder shall not, in each case with respect to any of the Shares, or any interest therein, (a) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of the Shares, or any interest therein (each, a “Transfer”), (b) enter into any Contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Shares, or any interest therein, (c) create any Lien on any of the Shares, or any interest therein, (d) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of the Shares, or any interest therein, or (e) take any intentional action that, to the knowledge of the Stockholder, would have (or would reasonably be expected to have) the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder; provided that (A) if the Stockholder is an individual, the Stockholder may Transfer any Shares (I) to any member of the Stockholder’s immediate family, (II) to a trust for the sole benefit of the Stockholder or any member of the Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild) or (III) upon the death of the Stockholder and (B) if the Stockholder is not an individual, the Stockholder may Transfer any Shares to any parent, Subsidiary or Affiliate under common control with the Stockholder, or to a partner or member of the Stockholder; provided further that, in each case of the foregoing clauses (A) and (B), as a condition to such Transfer of Shares, the transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement. Any action taken in violation of this Section 3.1 shall be null and void ab initio.

3.2 No Contravening Actions. The Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of the Stockholder contained in this Agreement inaccurate in any material respect. The Stockholder further agrees that it shall use its commercially reasonable efforts to cooperate with any reasonable requests of Parent or the Company to effect the Transactions.

3.3 No Solicitation. The Stockholder will immediately cease, and will cause its respective Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Parent Acquisition Proposal or any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal. The Stockholder agrees that, from and after the date of this Agreement and until the Voting Covenant Expiration Date, the Stockholder shall not, directly or indirectly, nor shall the Stockholder authorize or permit any of its respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Parent Acquisition Proposal, (2) engage in any discussions or negotiations regarding any Parent Acquisition Proposal or (3) execute or enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal. The Stockholder acknowledges and agrees that, in the event any Representative of the Stockholder (acting in its capacity as such) takes any action that if taken by the Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Agreement (including this Section 3.3) by the Stockholder. Notwithstanding anything to the contrary in this Section 3.3, the Stockholder and its respective Representatives may engage in such activities at such times and to the extent that Parent or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if the Stockholder and its Representatives comply with the terms of the Merger Agreement as if it were Parent or one of its Representatives.

3.4 Stockholder Information. The Stockholder hereby agrees that Parent, Merger Sub Inc., Merger Sub LLC and the Company may: (a) publish and disclose in the Offer Documents the Stockholder’s identity and ownership of shares of Parent Common Stock, and the nature of the Stockholder’s obligations under this Agreement; and (b) file this Agreement as an exhibit to any of the Offer Documents. The Stockholder hereby agrees to use commercially reasonable efforts to reasonably promptly provide the Company and Parent with any information that the Company and/or Parent may reasonably require or request for the preparation of the Offer Documents.

Annex C-4

3.5 Litigation. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Proceeding brought by the stockholders of Parent against Parent, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement.

3.6 Additional Shares. In the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional securities of Parent with voting rights, or any other voting interest with respect to Parent, such securities and voting interests shall, without further action of the parties hereto, be subject to the provisions of this Agreement, and the number of Shares set forth on the signature page to this Agreement will be deemed amended accordingly.

3.7 Further Assurances. From time to time and without additional consideration, the Stockholder shall execute and deliver, or cause to be executed and delivered, such additional certificates, instruments and other documents, and shall take such further actions, as reasonably necessary under applicable law to perform its obligations as expressly set forth under this Agreement.

Article IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the First Effective Time, (b) a Parent Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.02 of the Merger Agreement and (c) the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such valid termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto; provided, however, that nothing herein shall relieve any party hereto from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clauses (b) or (c) of this Section 4.1.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Voting Shares, except as otherwise provided in this Agreement.

4.3 Notices. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows: (a) if to the Company, at the address set forth in Section 10.02 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 10.02 of the Merger Agreement at the address set forth therein), and (b) if to the Stockholder, to the address set forth on the signature page hereto.

4.4 Mutual Drafting; Interpretation; Construction. Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement

Annex C-5

shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto.

4.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by electronic communication) to the other parties hereto. No party hereto shall raise the use of email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including any exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties hereto, or any of them, with respect to the subject matter of this Agreement and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Parent shall be an express third-party beneficiary of the Stockholder’s obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce such obligations as if it were a party hereto.

4.7 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL IN ALL RESPECTS BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to the jurisdiction thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware). The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 4.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY

Annex C-6

HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.7.

4.8 Specific Performance. Each party hereto acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 4.1, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party hereto and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 4.7(a), without proof of actual damages, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereto further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party hereto further acknowledges and agrees that the agreements contained in this Section 4.8 are an integral part of the Mergers and the other Transactions and that, without these agreements, each party hereto would not enter into this Agreement. Each party hereto further agrees that the other party hereto shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.8, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.9 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.10 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

4.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other party hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

[Remainder of page left intentionally blank]

Annex C-7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:
AMERICAN BITCOIN CORP.
By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Annex C-8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Address and Email Address:

Shares Beneficially Owned:

Parent Common Stock: [•]

Shares Underlying Warrants to Purchase Parent Common Stock: [•]

Parent Equity Awards: [•]

[Signature Page to Voting and Support Agreement]

Annex C-9

Annex D

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of May 9, 2025, by and between American Bitcoin Corp., a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”) of Gryphon Digital Mining, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below), in each case, solely as in effect on the date hereof and, in addition, all references to the Merger Agreement shall be the Merger Agreement (together with all annexes, exhibits and schedules) as in effect on the date hereof.

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, GDM Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub Inc.”), and GDM Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub Inc. with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct, wholly owned subsidiary of Parent, immediately followed by the merger of the Company with and into Merger Sub LLC (the “Second Merger” and, taken together with the First Merger, the “Mergers”), with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date of this Agreement, the Stockholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Parent Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Parent Common Stock, all as set forth on the signature page to this Agreement (collectively, the “Shares”); and

WHEREAS, the Company has required, as an inducement to the Company entering into the Merger Agreement, that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date of this Agreement and until the earlier to occur of (such earlier date, the “Voting Covenant Expiration Date”) (x) receipt of the Parent Stockholder Approval, (y) the Board of Directors of Parent effect a Parent Adverse Recommendation Change in accordance with the terms of the Merger Agreement and (z) the valid termination of the Merger Agreement in accordance with its terms, at the Parent Stockholder Meeting or any other meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, or in connection with any written consent of the stockholders of Parent, in each case relating to any proposed action by the stockholders of Parent with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Stockholder shall, to the extent not legally prohibited:

(a) appear at each such Voting Event or otherwise cause the Shares that are capable of being voted and any voting securities of Parent acquired by the Stockholder after the date of this Agreement and prior to the record date of such Voting Event (the “Voting Shares”) owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares: (i) in favor of approving the Transactions and any actions directly related thereto, including (A) the Parent Charter Amendment, (B) the Parent Share Issuance, (C) the Parent Reverse Split and (D) the Parent Stock Plan Amendment; (ii) in favor of the adoption and approval of any other proposals as (A) the SEC (or staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto or (B) reasonably requested by the Company or reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; (iii) in favor of any proposal to adjourn or postpone a meeting of the stockholders of Parent, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing on the

Annex D-1

date on which such meeting is held; (iv) [reserved]; and (v) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the Transactions or this Agreement or the performance by Parent of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement.

Prior to the Voting Covenant Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person with respect to the Shares, including to vote or give instructions with respect thereto, in any manner inconsistent with the foregoing clauses (a) or (b), or otherwise take any intentional action that would have (or would reasonably be expected to have) the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder.

Notwithstanding the foregoing, the Stockholder shall not be required to vote in favor of or support any action that has an adverse impact upon the Stockholder’s rights under any of the Parent Loan Documents (it being understood and agreed that the Merger Agreement as in effect on the date of this Agreement and the consummation of the transactions contemplated thereby shall not be deemed adverse to the Stockholder’s rights under the Parent Loan Documents).

1.2 Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, the Company, and (with the Stockholder’s express written consent) any individual designated in writing by the Company, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote its Voting Shares, or grant a consent or approval in respect of its Voting Shares, in a manner consistent with Section 1.1(a)-(b) if the Stockholder has not voted such Voting Shares in a manner consistent with Section 1.1(a)-(b) at least five (5) Business Days prior to the applicable voting deadline. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement (as in effect on the date of this Agreement) in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all actions and things that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder on the earliest of, (x) upon any valid termination of this Agreement pursuant to Section 4.1, (y) without the Stockholder’s prior written consent, if the Merger Agreement is amended in any material respect or (z) the Voting Covenant Expiration Date.

1.3 Certain Adjustments. In case of a stock dividend or distribution of voting securities of Parent, or any change in the Parent Common Stock by reason of any stock dividend or distribution or any reclassification, recapitalization, stock split (including a reverse stock split), merger, combination, exchange, consolidation or similar readjustment of shares, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of Parent and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.4 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Parent, and not in the Stockholder’s capacity as (a) a director, officer or employee of Parent or any of its Subsidiaries or (b) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Parent Adverse Recommendation Change) and no such action or omission shall be deemed a breach of this Agreement.

Annex D-2

Article II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company solely on the date hereof as follows:

(a) Organization; Authority. If the Stockholder is not an individual, the Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept). If the Stockholder is not an individual, the Stockholder has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder.

(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Ownership. As of the date of this Agreement, the number of shares of Parent Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Stockholder is reflected on the signature page to this Agreement. As of the date of this Agreement, the Shares are the only shares of Parent Common Stock held of record or beneficially owned by the Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, and to the extent not legally prohibited, the Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III of this Agreement, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable laws and the terms of this Agreement. To the actual knowledge of the Stockholder, the Shares are free and clear of any Liens, which would impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) if the Stockholder is not an individual, contravene or conflict with the organizational or governing documents of the Stockholder, (ii) to the actual knowledge of the Stockholder (without any diligence) contravene or conflict with or constitute a violation by the Stockholder of any provision of any material Law (except any applicable securities Laws) binding upon or applicable to the Stockholder, (iii) to the actual knowledge of the Stockholder (without any diligence), require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of the Stockholder, except as to any filings that may be required under applicable securities Laws or (iv) to the actual knowledge of the Stockholder (without any diligence), result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Stockholder or any of its respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the Voting Shares, but with respect to the matters set forth in the foregoing clauses (iii) and (iv) solely as would not reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

(a) Organization; Authority. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the Stockholder, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

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(c) No Violation. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Company, (ii) contravene or conflict with or constitute a violation by the Company of any provision of any Law binding upon or applicable to the Company or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of the Company, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Company or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except for any of the matters set forth in the foregoing clauses (iii) and (iv) as would not reasonably be expected to impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Article III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. The Stockholder agrees that, commencing on the date of this Agreement and ending upon the Voting Covenant Expiration Date, the Stockholder shall not, in each case with respect to any of the Shares, or any interest therein, sell, transfer, distribute, gift or otherwise dispose of any of the Shares, or any interest therein (each, a “Transfer”), unless, in each case, the transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement. Any action taken in violation of this Section 3.1 shall be null and void ab initio.

3.2 No Contravening Actions. The Stockholder further agrees until the Voting Covenant Expiration Date not to take or agree or commit to take any action that would make any representation and warranty of the Stockholder contained in this Agreement inaccurate in any material respect. The Stockholder further agrees that it shall use its commercially reasonable efforts to, at the sole cost and expense of the Company and Parent and to the extent legally permissible, cooperate with any reasonable requests of Parent or the Company to effect the Transactions; provided that, notwithstanding the foregoing, the Stockholder shall not be required to provide any such cooperation that would reasonably be expected to result in the imposition of any restriction on the sale or Transfer of the Shares except as contemplated by Section 3.1 or that would reasonably be expected to result in any material liability to the Stockholder.

3.3 No Solicitation. The Stockholder will immediately cease, and will cause its respective Representatives acting on its behalf or at its direction with respect to the Transactions to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Parent Acquisition Proposal or any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal. The Stockholder agrees that, from and after the date of this Agreement and until the Voting Covenant Expiration Date, the Stockholder shall not, directly or indirectly, nor shall the Stockholder authorize or permit any of its respective Representatives acting on its behalf or at its direction to, directly or indirectly, (1) except to the extent reasonably required to comply with applicable Law or legal process, solicit, initiate or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Parent Acquisition Proposal, (2) knowingly engage in any discussions or negotiations regarding any Parent Acquisition Proposal or (3) execute or enter into any legally binding merger agreement, letter of intent, agreement in principle, acquisition agreement, joint venture agreement, partnership agreement or other similar agreement relating to or constituting a Parent Acquisition Proposal. The Stockholder acknowledges and agrees that, in the event any Representative (that is a director, manager, officer or employee of the Stockholder, but not as to any third-party professional (unless acting on behalf of or at the direction of the Stockholder) of the Stockholder (acting in its capacity as such and acting on behalf or at the direction of the Stockholder) takes any action that if taken by the Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Agreement (including this Section 3.3) by the Stockholder. Notwithstanding anything to the contrary in this Section 3.3, the Stockholder and its respective Representatives may engage in such activities at such times and to the extent that Parent or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement.

3.4 Stockholder Information. The Stockholder hereby agrees that Parent, Merger Sub Inc., Merger Sub LLC and the Company may: (a) publish and disclose in the Offer Documents the Stockholder’s identity and ownership of shares of Parent Common Stock, and the nature of the Stockholder’s obligations under this Agreement; and (b) file this Agreement as an exhibit to any of the Offer Documents. The Stockholder hereby agrees to use commercially reasonable

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efforts to reasonably promptly provide the Company and Parent with such information regarding the Stockholder as the Company and/or Parent may reasonably require for the preparation of the Offer Documents, at the expense of the Company and Parent; provided that the Stockholder shall not be required to provide information to the extent that the provision of such information would reasonably be expected to result in any material liability to the Stockholder or would reasonably be expected to result in the imposition of any restriction on the sale or Transfer of the Shares except as contemplated by Section 3.1.

3.5 Litigation. To the extent not prohibited by applicable Law or legal obligation, the Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Proceeding brought by the stockholders of Parent against Parent, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement (other than termination by its terms as set forth herein) or (b) alleging a breach of any fiduciary duty of Parent, the Company or any of their respective Representatives in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement.

3.6 Additional Shares. In the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional securities of Parent with voting rights, or any other voting interest with respect to Parent, such securities and voting interests shall, without further action of the parties hereto, to the extent not legally prohibited and except to the extent prohibited by restrictions existing on such securities at the time of their acquisition by the Stockholder, be subject to the provisions of this Agreement, and the number of Shares set forth on the signature page to this Agreement will be deemed amended accordingly.

3.7 Further Assurances. From time to time and without additional consideration, the Stockholder shall execute and deliver, or cause to be executed and delivered, such additional certificates, instruments and other documents, and shall take such further actions, as reasonably necessary under applicable law to perform its obligations as expressly set forth under this Agreement; provided that the Stockholder shall not be required to provide any such further assurances to the extent that the provision thereof would reasonably be expected to result in any material liability to the Stockholder or would result in the imposition of any restriction on the sale or Transfer of the Shares except as contemplated by Section 3.1.

Article IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) Voting Covenant Expiration Date, (b) a Parent Adverse Recommendation Change to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.02 of the Merger Agreement and (c) the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such valid termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto; provided, however, that nothing herein shall relieve any party hereto from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations and warranties (in each case, (when made or deemed to have been made)), covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clauses (a), (b) or (c) of this Section 4.1 nor shall such termination relieve the Company from its hold harmless, indemnity and expense reimbursement obligations towards the Stockholder.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Voting Shares, except as otherwise provided in this Agreement.

4.3 Notices. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows: (a) if to the Company, to the address set forth on the signature page hereto, and (b) if to the Stockholder, to the address set forth on the signature page hereto.

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4.4 Mutual Drafting; Interpretation; Construction. Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto.

4.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by electronic communication) to the other parties hereto. No party hereto shall raise the use of email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including any exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties hereto, or any of them, with respect to the subject matter of this Agreement and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Parent shall be an express third-party beneficiary of the Stockholder’s obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce such obligations as if it were a party hereto.

4.7 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL IN ALL RESPECTS BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to the jurisdiction thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not

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be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware). The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 0 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.7.

4.8 Specific Performance. Each party hereto acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 4.1, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party hereto and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 4.7(a), without proof of actual damages, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereto further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party hereto further acknowledges and agrees that the agreements contained in this Section 4.8 are an integral part of the Mergers and the other Transactions and that, without these agreements, each party hereto would not enter into this Agreement. Each party hereto further agrees that the other party hereto shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.8, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.9 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.10 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

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4.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other party hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:
AMERICAN BITCOIN CORP.
By:	/s/ Matt Prusak
	Name:	Matt Prusak
	Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

Anchorage Lending CA, LLC
By:	/s/ Julie Veltman
	Name:	Julie Veltman
	Title:	Authorized Signatory
Address and Email Address:

Shares Beneficially Owned:

Parent Common Stock: 8,287,984

Shares Underlying Warrants to Purchase Parent Common Stock: 5,530,198

Parent Equity Awards:

[Signature Page to Voting and Support Agreement]

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Annex E

FORM OF VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of May 9, 2025, by and between Gryphon Digital Mining, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of American Bitcoin Corp., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, GDM Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub Inc.”), and GDM Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub Inc. with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct, wholly owned subsidiary of Parent, immediately followed by the merger of the Company with and into Merger Sub LLC (the “Second Merger” and, taken together with the First Merger, the “Mergers”), with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of Parent, in each case on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date of this Agreement, the Stockholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, all as set forth on the signature page to this Agreement (collectively, the “Shares”); and

WHEREAS, Parent has required, as an inducement to Parent entering into the Merger Agreement, that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

VOTING

1.1 Agreement to Vote. The Stockholder agrees that, from and after the date of this Agreement and until the earlier to occur of (x) receipt of the Company Stockholder Approval and (y) the valid termination of the Merger Agreement in accordance with its terms (the “Voting Covenant Expiration Date”), at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, in each case relating to any proposed action by the stockholders of the Company with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), the Stockholder shall:

(a) appear at each such Voting Event or otherwise cause the Shares that are capable of being voted and any voting securities of the Company acquired by the Stockholder after the date of this Agreement and prior to the record date of such Voting Event (the “Voting Shares”) owned beneficially or of record by the Stockholder to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares: (i) in favor of adopting the Merger Agreement and approving the Transactions and any actions directly related thereto, including by delivering the Written Consent within three (3) Business Days after the Registration Statement becomes effective under the Securities Act; (ii) in favor of the adoption and approval of any other proposals as (A) the SEC (or staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto or (B) reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; (iii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Company, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing on the date on which such meeting is held; (iv) against any proposal in opposition to, or in competition with, the

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Mergers and the other Transactions; and (v) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the Transactions or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement.

Prior to the Voting Covenant Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the foregoing clauses (a) or (b).

1.2 Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote its Voting Shares, or grant a consent or approval in respect of its Voting Shares, in a manner consistent with Section 1.1 if the Stockholder has not voted such Voting Shares in a manner consistent with Section 1.1 prior to the applicable voting deadline. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all actions and things that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder, upon any valid termination of this Agreement pursuant to Section 4.1.

1.3 Certain Adjustments. In case of a stock dividend or distribution of voting securities of the Company, or any change in the Company Common Stock by reason of any stock dividend or distribution or any reclassification, recapitalization, stock split (including a reverse stock split), merger, combination, exchange, consolidation or similar readjustment of shares, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of the Company and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.4 Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in the Stockholder’s capacity as (a) a director, officer or employee of the Company or any of its Subsidiaries or (b) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary and no such action or omission shall be deemed a breach of this Agreement.

Article II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Organization; Authority. If the Stockholder is not an individual, the Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept). If the Stockholder is not an individual, the Stockholder has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If the Stockholder is an individual, the Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder.

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(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent, constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Ownership. As of the date of this Agreement, the number of shares of Company Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Stockholder is reflected on the signature page to this Agreement. As of the date of this Agreement, the Shares are the only shares of Company Common Stock held of record or beneficially owned by the Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, the Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III of this Agreement, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The Stockholder further represents that any proxies heretofore given in respect of the Shares have been revoked.

(d) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) if the Stockholder is not an individual, contravene or conflict with the organizational or governing documents of the Stockholder, (ii) contravene or conflict with or constitute a violation by the Stockholder of any provision of any Law binding upon or applicable to the Stockholder or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of the Stockholder or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon the Stockholder or any of its respective Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clauses (iii) and (iv) as would not reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

2.2 Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a) Organization; Authority. Parent is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes the legal, valid and binding agreement of the Stockholder, constitutes the legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) No Violation. The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of Parent, (ii) contravene or conflict with or constitute a violation by Parent of any provision of any Law binding upon or applicable to Parent or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority on the part of Parent, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract binding upon Parent or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, except for any of the matters set forth in the foregoing clauses (iii) and (iv) as would not reasonably be expected to impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Annex E-3

Article III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. The Stockholder agrees that, commencing on the date of this Agreement and ending upon the earlier of (x) receipt of the Company Stockholder Approval and (y) the valid termination of this Agreement in accordance with its terms, the Stockholder shall not, in each case with respect to any of the Shares, or any interest therein, (a) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of the Shares, or any interest therein (each, a “Transfer”), (b) enter into any Contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Shares, or any interest therein, (c) create any Lien on any of the Shares, or any interest therein, (d) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any of the Shares, or any interest therein, or (e) take any intentional action that, to the knowledge of the Stockholder, would have (or would reasonably be expected to have) the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder; provided that (A) if the Stockholder is an individual, the Stockholder may Transfer any Shares (I) to any member of the Stockholder’s immediate family, (II) to a trust for the sole benefit of the Stockholder or any member of the Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild) or (III) upon the death of the Stockholder and (B) if the Stockholder is not an individual, the Stockholder may Transfer any Shares to any parent, Subsidiary or Affiliate under common control with the Stockholder, or to a partner or member of the Stockholder; provided further that, in each case of the foregoing clauses (A) and (B), as a condition to such Transfer of Shares, the transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement. Any action taken in violation of this Section 3.1 shall be null and void ab initio.

3.2 No Contravening Actions. The Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of the Stockholder contained in this Agreement inaccurate in any material respect. The Stockholder further agrees that it shall use its commercially reasonable efforts to cooperate with any reasonable requests of Parent or the Company to effect the Transactions.

3.3 Stockholder Information. The Stockholder hereby agrees that Parent, Merger Sub Inc., Merger Sub LLC and the Company may: (a) publish and disclose in the Offer Documents the Stockholder’s identity and ownership of shares of Company Common Stock, and the nature of the Stockholder’s obligations under this Agreement; and (b) file this Agreement as an exhibit to any of the Offer Documents. The Stockholder hereby agrees to use commercially reasonable efforts to reasonably promptly provide the Company and Parent with any information that the Company and/or Parent may reasonably require or request for the preparation of the Offer Documents.

3.4 Litigation. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Proceeding brought by the stockholders of the Company against the Company, Parent or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement.

3.5 Additional Shares. In the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional securities of the Company with voting rights, or any other voting interest with respect to the Company, such securities and voting interests shall, without further action of the parties hereto, be subject to the provisions of this Agreement, and the number of Shares set forth on the signature page to this Agreement will be deemed amended accordingly.

3.6 Further Assurances. From time to time and without additional consideration, the Stockholder shall execute and deliver, or cause to be executed and delivered, such additional certificates, instruments and other documents, and shall take such further actions, as reasonably necessary under applicable law to perform its obligations as expressly set forth under this Agreement.

Annex E-4

Article IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earlier to occur of (a) the First Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such valid termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto; provided, however, that nothing herein shall relieve any party hereto from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clauses (b) or (c) of this Section 4.1.

4.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Voting Shares, except as otherwise provided in this Agreement.

4.2 Notices. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows: (a) if to Parent, at the address set forth in Section 10.02 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 10.02 of the Merger Agreement at the address set forth therein), and (b) if to the Stockholder, to the address set forth on the signature page hereto.

4.3 Mutual Drafting; Interpretation; Construction. Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations between the parties hereto. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “will” shall be construed to have the same meaning as “shall.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto.

4.4 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by electronic communication) to the other parties hereto. No party hereto shall raise the use of email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

Annex E-5

4.5 Entire Agreement; Third-Party Beneficiaries. This Agreement (including any exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties hereto, or any of them, with respect to the subject matter of this Agreement and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company shall be an express third-party beneficiary of the Stockholder’s obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce such obligations as if it were a party hereto.

4.6 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL IN ALL RESPECTS BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES, WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents and submits, for itself and with respect to its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the appropriate respective appellate courts therefrom (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waives, and agrees not to assert, as a defense in any action, suit or Proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject to the jurisdiction thereto or that such action, suit or Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or Proceeding shall be heard and determined in the Court of Chancery of the State of Delaware (or only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal court located in the State of Delaware and the appropriate respective appellate courts therefrom or only if such federal courts located in the State of Delaware decline to accept or do not have jurisdiction over a particular matter, any state court located in the State of Delaware). The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 4.2 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS AND THEREBY OR TO THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.7.

4.7 Specific Performance. Each party hereto acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 4.1, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party hereto and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 4.6(a), without proof of actual damages, this being in addition to any other remedy to which such party is entitled at Law

Annex E-6

or in equity. Each party hereto further agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party hereto further acknowledges and agrees that the agreements contained in this Section 4.7 are an integral part of the Mergers and the other Transactions and that, without these agreements, each party hereto would not enter into this Agreement. Each party hereto further agrees that the other party hereto shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.7, and irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.8 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.9 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

4.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other party hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

[Remainder of page left intentionally blank]

Annex E-7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:
GRYPHON DIGITAL MINING, INC.
By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

Annex E-8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN BITCOIN HOLDINGS LLC
By:	/s/ Asher Genoot
	Name:	Asher Genoot
	Title:	Chief Executive Officer
Address and Email Address:

Shares Beneficially Owned:
Company Common Stock: 40,400,000 shares of Company Class B Common Stock

[Signature Page to Voting and Support Agreement]

Annex E-9

Annex F

INVESTORS’ RIGHTS AGREEMENT

This INVESTORS’ RIGHTS AGREEMENT (this “Agreement”), dated as of May 9, 2025, is made by and among: (a) Gryphon Digital Mining, Inc., a Delaware corporation (the “Company”); (b) American Bitcoin Corp., a Delaware corporation (“ABTC”); (c) American Bitcoin Holdings LLC, a Delaware limited liability company (the “Key Investor”); (d) each of the Persons listed on the signature pages attached to this Agreement under the heading “ABTC Investors” (each, an “ABTC Investor,” and collectively, the “ABTC Investors”); and (e) each other Person who subsequently becomes a party to this Agreement as an “ABTC Investor” in accordance with the terms of this Agreement. Each of the Company, ABTC, the Key Investor and the ABTC Investors may be referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company and ABTC are party to an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), by and among the Company, GDM Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub LLC”), and ABTC;

WHEREAS, on the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, Merger Sub Inc. will merge with and into ABTC, with ABTC surviving such merger as a direct, wholly owned subsidiary of the Company (“First Merger Surviving Corporation”), (b) immediately thereafter, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a direct, wholly owned subsidiary of the Company, and (c) the Company will be renamed as “American Bitcoin Corp.”;

WHEREAS, as of the date of this Agreement, the Key Investor and the ABTC Investors hold, as applicable, shares of Class A common stock, par value $0.0001 per share, of ABTC (the “ABTC Class A Common Stock”) and/or shares of Class B common stock, par value par value $0.0001 per share, of ABTC (the “ABTC Class B Common Stock”);

WHEREAS, ABTC, the Key Investor and the ABTC Investors are party to the Stockholders’ Agreement, dated as of March 31, 2025 (the “ABTC Stockholders’ Agreement”);

WHEREAS, at the First Effective Time, each share of ABTC Class A Common Stock and ABTC Class B Common Stock will be canceled and converted into the right to receive shares of Class A Common Stock or Class B Common Stock, respectively, on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, the Parties desire to set forth their agreement, to be effective as of the Closing, with respect to certain governance, registration rights and other matters, in each case as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the Parties agree as follows:

Article I
DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“A&R Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company, as Amended.

“ABTC Investors’ Designee” means the ABTC Investor listed on the signature pages attached to this Agreement under the heading “ABTC Investors’ Designee.”

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment

Annex F-1

fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person. Notwithstanding the foregoing, no Party or any of its Affiliates (other than the Company or any of its Subsidiaries) shall be deemed an Affiliate of the Company or any of its Subsidiaries for purposes of this Agreement.

“Amended” with respect to any agreement, certificate or other instrument means amended, restated, supplemented, amended and restated, waived or otherwise modified from time to time, directly or indirectly (including, in the case of a certificate of incorporation, bylaws, limited liability company agreement or limited partnership agreement, by way of merger), in accordance with the terms of such agreement, certificate or other instrument. “Amend,” “Amending” and “Amendment” shall have correlative meanings.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.

“Class A Common Stock” means, the Class A common stock, par value $0.0001 per share, of the Company contemplated by the A&R Certificate of Incorporation.

“Class A Shares” means shares of the Class A Common Stock.

“Class B Common Stock” means, the Class B common stock, par value $0.0001 per share, of the Company contemplated by the A&R Certificate of Incorporation.

“Class B Shares” means shares of the Class B Common Stock.

“Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Competitive Business” means any of the businesses of (a) owning and/or operating ASIC bitcoin miners and/or (b) raising third-party capital (including debt, equity and/or convertible securities) and using the net proceeds to purchase bitcoin; provided that a business described in clause (b) shall only constitute a Competitive Business if the securities of the Person engaged in such business (or any of such Person’s Affiliates) are publicly listed on a United States or foreign securities exchange or inter dealer quotation system.

“Competitor” means any Person (other than the Key Investor, the Company and their respective Affiliates, including Hut 8 Corp.) engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in a Competitive Business.

“Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

“Director” means a member of the Board.

“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting. When used in this Agreement with respect to the Company, “Equity Securities” shall include the Common Stock and any Preferred Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as Amended.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Holder” means any holder of Registrable Securities and/or Common Stock who is a party to, or succeeds to rights under, this Agreement pursuant to Section 5.2.

“Immediate Family Member” means a child, stepchild, grandchild, spouse, life partner or similar statutorily recognized domestic partner, including adoptive relationships, of a natural person.

Annex F-2

“Nasdaq” means the Nasdaq Stock Market.

“Necessary Action” means, with respect to any Party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such Party’s control and, in the case of any action that requires a vote or other action on the part of the Board, to the extent such action is consistent with fiduciary duties that the Company’s Directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to the Common Stock or Preferred Stock, (c) causing the adoption of stockholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with governmental authorities all filings, registrations or similar actions that are required to achieve such result and (f) nominating certain Persons for election to the Board in connection with any annual or special meeting of stockholders of the Company.

“Organizational Documents” means the A&R Certificate of Incorporation and the bylaws of the Company, as Amended.

“Permitted Business” means: (1) the business and operations of the Key Investor and its Affiliates (excluding the Company, ABTC and their respective Subsidiaries) substantially as conducted as of the date of this Agreement, including without limitation (a) the acquisition, ownership and operation of energy assets (such as interconnects, powered land and other electrical infrastructure), (b) the acquisition and ownership of real property, (c) the provision of managed services to third parties (including without limitation managed services in connection with the operation of a cryptocurrency or digital asset mining business), (d) the acquisition, ownership, construction, development, and operation of data centers and other digital infrastructure assets, (e) the provision of colocation, hosting and cloud and other similar services to third parties at data centers owned, leased or operated by the Key Investor and its Affiliates (excluding the Company, ABTC and their respective Subsidiaries) for whatever use case, including without limitation cryptocurrency or digital asset mining business, (f) the acquisition, ownership and operation of GPU assets and provision of related “GPU-as-a-service” offerings to third parties and (g) the development and manufacturing of cryptocurrency or digital asset mining infrastructure, hardware, or software; (2) the business and operations of TZRC LLC (solely with respect to the sites at which TZRC LLC operates as of the date of this Agreement) and Far North Power Corp., including the provision of managed services and proprietary cryptocurrency and digital asset mining; and (3) any reasonable extensions of the business and operations described in clauses (1) and (2).

“Permitted Transferee” means (a) with respect to any holder of capital stock of the Company, any controlled Affiliate of such holder and (b) with respect to any holder of capital stock of the Company that is a natural person, (i) (A) such holder’s Immediate Family Members or (B) any trust (I) in which such holder and such holder’s Immediate Family Members in the aggregate hold a beneficial interest of greater than 50% and (II) that does not require or permit distribution of capital stock of the Company transferred to it (other than to such holder or such holder’s Immediate Family Members); or (ii) upon the death of such holder, such holder’s heirs, executors or administrators or to a trust under such holder’s will.

“Person” means a natural person, a sole proprietorship, a corporation, a partnership, limited liability company, a limited partnership, a joint venture, an association, a trust, or any other entity or organization, including a government or a political subdivision, agency or instrumentality thereof.

“Preferred Stock” means any series of Preferred Stock of the Company designated in accordance with Article V, Part B of the A&R Certificate of Incorporation.

“Registrable Securities” means (a) Class A Shares then outstanding on the date in question; (b) any Class A Shares issuable upon the conversion of Class B Shares; and (c) any additional Class A Shares issuable (directly or indirectly) pursuant to then exercisable, exchangeable and/or convertible Derivative Securities acquired by the ABTC Investors on or after the date of this Agreement. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, Transferred, disposed of or exchanged in accordance with and pursuant to such registration statement, (ii) such securities shall have ceased to be outstanding or (iii) the ABTC Investor (together with any Affiliates) that beneficially owns such securities beneficially owns less than one percent (1.0%) of the outstanding capital stock of the Company and such securities are freely saleable under SEC Rule 144 without volume limitations.

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“Requisite Holders” means, as of any date, ABTC Investors holding in the aggregate a majority of Registrable Securities then held by ABTC Investors as of such date.

“Restricted Securities” means the securities of the Company required to be notated with the legend set forth in Section 3.12(b) of this Agreement.

“Sanctions” means applicable Laws and regulations pertaining to trade and economic sanctions administered by the United States.

“SEC” means the United States Securities and Exchange Commission.

“SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“Securities Act” means the Securities Act of 1933.

“Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any ABTC Investor, except for the fees and disbursements of the Selling Stockholder Counsel borne and paid by the Company as provided in Section 3.6.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) Beneficially Owns, either directly or indirectly, at least 50% of (i) the total combined economic equity interests of such entity or (ii) the total combined voting power of all classes of voting securities of such entity (including by such Person’s direct or indirect control of the general partner, manager, managing member or similar governing body of such entity, as applicable); or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors, board of managers or similar governing body of such entity, or otherwise control such entity. Notwithstanding the foregoing, for purposes of this Agreement, “Subsidiary” shall not include any private fund (or similar vehicle) or a business development company, or any other accounts, funds, vehicles or other client advised or sub-advised by such first Person or any portfolio companies thereof.

“Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

Section 1.2 Interpretive Provisions. For all purposes of this Agreement, except as otherwise provided in this Agreement or unless the context otherwise requires:

(a) the singular shall include the plural, and the plural shall include the singular, unless the context clearly prohibits that construction;

(b) references in this Agreement to any law shall be deemed also to refer to such law as Amended and all rules and regulations promulgated thereunder;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be immediately followed by the words “without limitation”;

(d) the captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement;

(e) pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;

(f) the word “or” shall be construed to mean “and/or” and the words “neither,” “nor,” “any,” “either” and “or” shall not be exclusive, unless the context clearly prohibits that construction; and

(g) the phrase “to the extent” shall be construed to mean “the degree by which.”

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Article II
GOVERNANCE MATTERS

Section 2.1 Voting Agreement.

(a) For so long as (A) the Key Investor and its Affiliates, either individually or as a group (as such term is construed in accordance with the Exchange Act), shall Beneficially Own any shares of Common Stock or Preferred Stock and (B) any ABTC Investor shall Beneficially Own any shares of Common Stock or Preferred Stock, such ABTC Investor shall take all Necessary Action:

(i) at each annual meeting of the stockholders of the Company, or at any meeting of the stockholders of the Company at which Directors are to be elected, or whenever Directors are to be elected by written consent, to cause the election of the Director candidates (if any) designated in writing by the Key Investor in respect of such election; and

(ii) at any meeting of the stockholders of the Company at which Directors are to be removed, or whenever members of the Board of Directors are to be removed by written consent, to cause the removal of any Director designated in writing by the Key Investor in respect of such proposed removal.

(b) Each ABTC Investor hereby irrevocably appoints the Key Investor as attorney-in-fact and proxy, with full power of substitution, for and on behalf of such ABTC Investor, for and in the name, place and stead of such ABTC Investor, to (A) vote such ABTC Investor’s Common Stock and Preferred Stock in accordance with, and solely to the extent set forth in, Section 2.1(a), and (B) grant or withhold written consents with respect to such Common Stock and Preferred Stock; provided that such ABTC Investor’s grant of the foregoing proxy shall be effective if, and only if, such ABTC Investor fails to cause all Common Stock and Preferred Stock Beneficially Owned by such ABTC Investor to be counted as present, or fails to consent or to vote such Common Stock or Preferred Stock, as applicable, in accordance with Section 2.1(a) (and upon the effectiveness of the foregoing proxy, each ABTC Investor hereby revokes (and to the extent applicable, the Key Investor and the Company consent to the revocation of) any and all other proxies that such ABTC Investor has heretofore granted with respect to such Common Stock and Preferred Stock that may conflict with the foregoing proxy); provided, further, that any grant of such proxy shall only entitle the Key Investor to vote on the matters specified by Section 2.1(a), and such ABTC Investor shall retain the authority to vote on all other matters. The foregoing proxy, if it becomes effective, shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incompetence or incapacity of such ABTC Investor) for so long as Section 2.1(a) remains in effect and shall not be terminated by operation of law other than the termination of the provisions of Section 2.1(a). Each ABTC Investor hereby affirms that the irrevocable proxy set forth in this Section 2.1(a) is given in consideration of and as an inducement to the Key Investor entering into this Agreement and that such irrevocable proxy is given to secure the obligations of such ABTC Investor under Section 2.1(a). The Key Investor covenants and agrees with each ABTC Investor that the Key Investor will exercise the foregoing proxy consistent with the provisions of Section 2.1(a).

Section 2.2 ABTC Investors’ Designee Director Right.

(a) For so long as the ABTC Investors’ Designee shall Beneficially Own any shares of Common Stock or Preferred Stock, the ABTC Investors’ Designee shall have the right to serve as a Director (the “ABTC Investors’ Designee Director”). At any time during which the ABTC Investors’ Designee is entitled to serve on the Board, upon receipt of written notice from the ABTC Investors’ Designee, the Company shall take all Necessary Action either to, at the ABTC Investors’ Designee’s sole election, (i) increase the size of the Board and appoint the ABTC Investors’ Designee as a Director to fill the newly created vacancy or (ii) include the ABTC Investors’ Designee in the slate of nominees recommended by the Board for election as Directors at the next applicable annual or special meeting of stockholders at which Directors are to be elected. Upon the ABTC Investors’ Designee’s initial appointment to the Board, the Company shall take all Necessary Action to include the ABTC Investors’ Designee in the slate of nominees recommended by the Board for election as Directors at each subsequent annual or special meeting of stockholders at which the ABTC Investors’ Designee’s Board seat is up for re-election.

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(b) For so long as the ABTC Investors’ Designee shall Beneficially Own any shares of Common Stock or Preferred Stock, the Key Investor and the ABTC Investors shall take all Necessary Action to cause all Common Stock and Preferred Stock over which control or direction is exercised by such Persons or their respective Affiliates to be voted in favor of the election of the ABTC Investors’ Designee Director to the Board, as nominated in accordance with the provisions of this Section 2.2.

(c) The Key Investor and the ABTC Investors also agree to take all Necessary Action to cause all Common Stock and Preferred Stock over which control or direction is exercised by such Persons or their respective Affiliates to be voted as necessary to ensure that the ABTC Investors’ Designee Director shall be promptly removed from the Board if: (i) the ABTC Investors’ Designee is no longer eligible to serve on the Board in accordance with Section 2.2(a) or (ii) the ABTC Investors’ Designee Director becomes subject to Sanctions.

(d) The ABTC Investors’ Designee Director shall not be removed from the Board other than (i) for cause or (ii) in accordance with Section 2.2(c).

Section 2.3 Controlled Company Exception. At all times in which the Company qualifies as a “controlled company” under the applicable rules of Nasdaq or any other exchange on which the Equity Securities of the Company are then listed (“Controlled Company Eligible”), except to the extent otherwise agreed in writing by the Key Investor, the Company shall take all Necessary Action to avail itself of all “controlled company” exemptions to the rules of Nasdaq or any other exchange on which the Equity Securities of the Company are then listed and shall comply with all requirements under the law (including Item 407(a) of Regulation S-K) and all disclosure requirements to take such actions. Among other things, except to the extent otherwise agreed in writing by the Key Investor, for so long as the Company is Controlled Company Eligible, the Company shall take all Necessary Action to exempt itself from each of (a) any requirement that a majority of the Board consist of independent Directors; (b) any requirement that the Nominating and Governance Committee be composed entirely of independent Directors or have a written charter addressing the committee’s purpose and responsibilities; (c) any requirement that the Compensation Committee be composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities; (d) the requirement for an annual performance evaluation of the Nominating and Governance Committee and Compensation Committee; and (e) each other requirement that a “controlled company” is eligible to be exempted from under the rules of Nasdaq or any other exchange on which the Equity Securities of the Company are then listed.

Section 2.4 Publicity. (a) None of the Key Investor, the ABTC Investors and their respective Affiliates shall issue any press release or make any other public statements, communications, posts or other announcements with respect to the Company, its business or the subject matter of this Agreement without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed); and (b) none of the Key Investor, the ABTC Investors and their respective Affiliates shall issue any press release or otherwise make any public statement, communication, post or announcement that identifies any ABTC Investor or any of its Affiliates by name without the prior written consent of the ABTC Investors’ Designee. Notwithstanding the foregoing, no such consent shall be required (x) to the extent disclosure is required to be made by a Party under applicable law or the rules of a securities exchange upon which the securities of such party or any of its Affiliates are traded, in which case such party shall provide the Company and the ABTC Investors’ Designee with at least two (2) business days’ prior written notice of such disclosure or (y) to the extent the contents of such press release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 2.4.

Article III
REGISTRATION RIGHTS

Section 3.1 Demand Registration.

(a) If at any time after the date of the Closing, the Company receives a request from the Requisite Holders that the Company file (or submit if done via DRS) a Form S-3 registration statement (or such other form then available) with respect to one hundred percent (100%) of the Registrable Securities then outstanding (a “Demand Registration”), then the Company shall: (x) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all ABTC Investors; and (y) as soon as practicable, and in any

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event within sixty (60) days after the date such request is given by the Requisite Holders, file (or submit if done via DRS) a Form S-3 registration statement (or such other form then available) under the Securities Act covering all Registrable Securities that the Requisite Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other ABTC Investors, as specified by notice given by each such ABTC Investor to the Company within ten (10) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 3.1(b) and 3.3. The Company shall not, in any case, be obligated to effect more than two Demand Registrations pursuant to this Section 3.1.

(b) Notwithstanding the foregoing obligations, if the filing, initial effectiveness, or continued effectiveness of a registration statement at any time would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or the Company furnishes to ABTC Investors requesting a registration pursuant to this Section 3.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to be filed (or submitted if done via DRS), become effective, or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a bona fide financing, acquisition, disposition, corporate reorganization, or other similar transaction involving the Company or any of its Subsidiaries or Affiliates (other than the Company and its Subsidiaries) (a “Bona-Fide Financing”); (ii) result in information becoming public which the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Requisite Holders; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period and such deferrals or delays may not exceed, in the aggregate, ninety (90) days in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during any such sixty (60) day period other than pursuant to (x) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan, (y) a registration relating to a Bona-Fide Financing or (z) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

(c) Notwithstanding anything contained herein, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 3.1(a), during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing (or submission if done via DRS) of any other registration statement.

Section 3.2 Piggy-Back Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the ABTC Investors) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a Demand Registration pursuant to Section 3.1), the Company shall, at such time, promptly give each ABTC Investor notice of such registration (a “Piggy-Back Notice”). Upon the request of each ABTC Investor given within ten (10) days after such Piggy-Back Notice is given by the Company, the Company shall, subject to the provisions of Section 3.3, cause to be registered all of the Registrable Securities that each such ABTC Investor has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3.2 before the effective date of such registration, whether or not any ABTC Investor has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 3.6. For the avoidance of doubt, this Section 3.2 shall not apply in respect of a registration statement filed: (i) in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan.

Section 3.3 Underwriting Requirements. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the ABTC Investors) any of its securities under the Securities Act in an underwritten offering, the underwriter(s) will be selected by the Board of Directors following the exercise of due and reasonable consideration of any factors for consideration or input proffered by the ABTC

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Investors’ Designee Director on the matter. In such event, the right of any ABTC Investor to include such ABTC Investor’s Registrable Securities in such registration shall be conditioned upon such ABTC Investor’s participation in such underwriting and the inclusion of such ABTC Investor’s Registrable Securities in the underwriting to the extent provided herein. All ABTC Investors proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 3.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no ABTC Investor (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such ABTC Investor’s ownership of shares and authority to enter into the underwriting agreement and to such ABTC Investor’s intended method of distribution, and the liability of such ABTC Investor shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such ABTC Investor. Notwithstanding any other provision of this Section 3.3, if the managing underwriter(s) advise(s) the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Company shall so advise all ABTC Investors holding Registrable Securities that otherwise would be underwritten pursuant hereto, and the Company will include in such offering only such number of securities that can be sold without adversely affecting the marketability of the offering which securities will be so included in the following order of priority: (i) first, any securities of the Company that have been requested to be so included by the Company (other than securities of the Company held by stockholders that are not the ABTC Investors), (ii) second, any Registrable Securities of the ABTC Investors that have requested to participate in such underwritten offering, allocated pro rata among such ABTC Investors on the basis of the percentage of the Registrable Securities then-owned by such ABTC Investors and (iii) third, securities of the Company held by stockholders other than the ABTC Investors.

Section 3.4 Obligations of the Company. Whenever required under this Article III to effect the registration of any Registrable Securities, the Company shall, within the timelines prescribed by this Article III:

(a) prepare and file (or submit if done via DRS) with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Requisite Holders, keep such registration statement effective for a period of up to three hundred and sixty (360) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such period shall be extended for a period of time equal to the period the ABTC Investor refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling ABTC Investors such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the ABTC Investors may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling ABTC Investors; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

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(h) notify each selling ABTC Investor, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(i) after such registration statement becomes effective, notify each selling ABTC Investor of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company’s Directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

Section 3.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article III with respect to the Registrable Securities of any selling ABTC Investor that such ABTC Investor shall furnish to the Company, through the completion of a customary selling stockholder questionnaire prepared by the Company and otherwise as reasonably requested by the Company, such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such ABTC Investor’s Registrable Securities.

Section 3.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Article III, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable and documented fees and disbursements of one outside legal counsel to the Requisite Holders, not to exceed $50,000 in the aggregate per registration (“Selling Stockholder Counsel”), shall be borne and paid by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to this Article III (other than the Selling Stockholder Counsel, which shall be borne solely by the ABTC Investor engaging such counsel) shall be borne and paid by the ABTC Investors pro rata on the basis of the number of Registrable Securities registered on their behalf.

Section 3.7 Delay of Registration. No ABTC Investor shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Article III.

Section 3.8 Indemnification. If any Registrable Securities are included in a registration statement under this Article III:

(a) To the extent permitted by law, the Company will, notwithstanding any termination of this Agreement, indemnify and hold harmless the ABTC Investors, the officers, directors, partners, members, agents and employees of each of them, each Person who controls any ABTC Investors (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, agents and employees of each such controlling Person, from and against any and all expenses, losses, judgments, claims, damages or liabilities, including, without limitation, reasonable and documented attorneys’ fees actually incurred (collectively, “Losses”) arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any registration statement, any prospectus or any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or amendment or supplement thereto, in the light of the circumstances under which they were made) not misleading, provided, however, that the Company shall not be liable in any such case to the extent that such Losses arise out of, or are based upon, an untrue statement or omission or alleged untrue statement or omission made in such registration statement, prospectus, or amendment or supplement thereto based solely upon information regarding such ABTC Investor furnished by such ABTC Investor in writing expressly for use therein.

(b) Each ABTC Investor, severally and not jointly, shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Company, its officers, directors, partners, members, agents and employees of each of them, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the officers, directors, partners, members, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against all Losses arising out of any untrue statement of a material fact contained in any registration statement, any prospectus or any amendment or supplement thereto, or arising out of or relating to any omission or alleged

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omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or amendment or supplement thereto, in the light of the circumstances under which they were made) not misleading, in each case only to the extent that such untrue statement or omission is based solely upon information regarding such ABTC Investor furnished by such ABTC Investor in writing expressly for use therein. In no event shall the liability of an ABTC Investor under this Section 3.8(b) be greater in amount than the dollar amount of the net proceeds received by ABTC Investor upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) If any action, claim, suit, proceeding, inquiry or investigation shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable and documented fees and expenses incurred in connection with defense thereof; provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have materially and adversely prejudiced the Indemnifying Party. An Indemnified Party shall have the right to employ separate counsel in any such action, claim, suit, proceeding, inquiry or investigation and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; (ii) the Indemnifying Party shall have failed promptly to assume the defense of such action, claim, suit, proceeding, inquiry or investigation; or (iii) the named parties to any such action, claim, suit, proceeding, inquiry or investigation (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party or that additional or different defenses may be available to the Indemnified Party, it being understood, however, that the Indemnifying Party shall not, in connection with any such action, claim, suit, proceeding, inquiry or investigation (including separate actions, claims, suits, proceedings, inquiries or investigations that have been or will be consolidated before a single judge) be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such action, claim, suit, proceeding, inquiry or investigation effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending action, claim, suit, proceeding, inquiry or investigation in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, claim, suit, proceeding, inquiry or investigation. All reasonable and documented fees and expenses of the Indemnified Party, including reasonable and documented fees and expenses to the extent actually incurred in connection with investigating or preparing to defend such action, claim, suit, proceeding, inquiry or investigation in a manner not inconsistent with this Section 3.8(c) shall be paid to the Indemnified Party, as incurred, within twenty (20) business days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d) If a claim for indemnification under Section 3.8(a) or 3.8(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 3.8(c), any reasonable and documented attorneys’ or other reasonable and documented fees or expenses incurred by such party in connection with any action, claim, suit, proceeding,

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inquiry or investigation to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 3.8 was available to such party in accordance with its terms. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.8(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to immediately above. Notwithstanding the provisions of this Section 3.8(d), each ABTC Investor shall not be required to contribute any amount in excess of the amount by which the net proceeds actually received by such ABTC Investor from the sale of the Registrable Securities subject to the action, claim, suit, proceeding, inquiry or investigation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and ABTC Investors under this Section 3.8 shall survive the completion of any offering of Registrable Securities in a registration under this Article III, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

Section 3.9 Reports Under Exchange Act. With a view to making available to the ABTC Investors the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit an ABTC Investor to sell securities of the Company to the public without registration, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the Closing; and

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

Section 3.10 “Market Stand-off” Agreement. Each ABTC Investor hereby agrees that it will not, without the prior written consent of the Company, during the period commencing on the date of the Closing and ending on the date that is the earlier of (a) one (1) year from the date of the Closing and (b) eighteen (18) months from March 31, 2025 (provided, however, that solely as it relates to Dominari Holdings Inc., as an ABTC Investor, such period shall end on the date that is the earlier of (x) one-hundred eighty (180) days from the date of the Closing and (y) September 30, 2026): (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any Derivative Securities or (ii) enter into any swap, hedging or other transaction or arrangement that transfers or is designed to transfer to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 3.10 (i) shall not apply to (a) the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period or (b) the transfer of any shares to any trust for the direct or indirect benefit of the ABTC Investor or the Permitted Transferees of the ABTC Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value.

Section 3.11 Securities Law Restrictions on Transfer.

(a) The Registrable Securities shall not be sold, pledged, or otherwise Transferred except as permitted by this Agreement, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or Transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A Transferring

Annex F-11

ABTC Investor will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such ABTC Investor to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or SEC Rule 144, in each case, to be bound by the terms set forth in this Section 3.11.

(b) Each certificate, instrument, or book entry representing the Registrable Securities any other securities issued in respect thereof upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event shall (unless otherwise permitted by the provisions of Section 3.11(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The ABTC Investors consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 3.11.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Article III. Before any proposed sale, pledge, or Transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction or the Transfer is made pursuant to SEC Rule 144, the ABTC Investor holding such Restricted Securities shall give notice to the Company of such ABTC Investor’s intention to effect such sale, pledge, or Transfer, provided that no such notice shall be required in connection if the intended sale, pledge or Transfer complies with SEC Rule 144. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or Transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such ABTC Investor’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed sale, pledge, or Transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or Transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the holder of such Restricted Securities shall be entitled to sell, pledge, or Transfer such Restricted Securities in accordance with the terms of the notice given by the ABTC Investors to the Company. The Company will not require such a notice, legal opinion or “no action” letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such ABTC Investors distributes Restricted Securities to an Affiliate of such ABTC Investor for no consideration; provided that with respect to Transfers under the foregoing clause (y), each transferee agrees in writing to be subject to the terms of this Section 3.11. Each certificate, instrument, or book entry representing the Restricted Securities Transferred as above provided shall be notated with, except if such Transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 3.11(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such ABTC Investor and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

(d) This Section 3.11 shall not limit the Transfer restrictions set forth elsewhere in this Agreement (including Section 5.2).

Annex F-12

Section 3.12 Termination of Registration Rights. The right of any ABTC Investor to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 3.1 or 3.2 shall terminate upon the earliest to occur of:

(a) such time after the Closing as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such ABTC Investor’s Registrable Securities without volume limitations and such ABTC Investors (together with its Affiliates) holds less than one percent (1.0%) of the outstanding capital stock of the Company; and

(b) the one (1) year anniversary of the Closing.

Article IV
OTHER RESTRICTIONS

Section 4.1 Competitive Businesses. Until the earlier of (x) the date that an ABTC Investor no longer holds any Common Stock and (y) the date that is three (3) years following the date of the ABTC Stockholders’ Agreement, without the prior written consent of the Company, such ABTC Investor shall not, and shall cause its Affiliates not to, directly or indirectly, engage or invest in, own, manage, advise, operate, finance, control, work or consult for or participate in the ownership, management, advising, operation, financing or control of, or working or consulting for, any Competitor, other than (i) through the Company and its Subsidiaries or (ii) as set forth on Schedule 4.1 hereto; provided, however, that nothing in this Agreement shall prohibit any ABTC Investor or any of its Affiliates from:

(a) acquiring, owning or investing in (in each case, in a manner that is not publicly disclosed) any Competitor, or the assets thereof, if the Competitive Business accounts for five percent (5%) or less of such Competitor’s gross revenues;

(b) acquiring, directly or indirectly, (I) passive ownership (in a manner that is not publicly disclosed) of five percent (5%) or less of the outstanding equity interests of any Competitor or (II) any interest in any Competitor solely through any pension, trust or similar benefit plan investment vehicle (or agent thereof in their capacity as such) (an “Investment Vehicle”), of such ABTC Investor or Affiliate so long as such investments are passive investments in securities in the ordinary course of such Investment Vehicle’s respective operations; or

(c) making investments via a managed investment vehicle in which such ABTC Investor (or any Affiliate thereof) does not have the ability to control or exercise managerial influence over the investments made thereby.

Section 4.2 Fallaway. If at any time after the Effective Date the Key Investor or any of its Affiliates (excluding the Company, ABTC and their respective Subsidiaries but including Hut 8 Corp.) takes any action that, if taken by an ABTC Investor, would constitute a breach of Section 4.1 (other than (a) actions permitted by the proviso to Section 4.1 and (b) engaging in a Permitted Business), and such breach is not cured (if capable of cure) within thirty (30) days following written notice thereof by the Company, ABTC or any ABTC Investor to the Key Investor, then the provisions of Section 4.1 shall terminate and be of no further force or effect.

Section 4.3 Acknowledgment. Each ABTC Investor acknowledges and represents that: (a) sufficient consideration has been given as it relates to such ABTC Investor’s obligations under Section 4.1; (b) it has consulted with legal counsel of such ABTC Investor’s choosing regarding its rights and obligations under Section 4.1 and understands the terms and conditions contained therein; (c) the restrictions and agreements in Section 4.1 are reasonable in all respects and necessary for the protection of the Company and its Subsidiaries and that, without such protection, the Company’s and its Subsidiaries’ competitive advantage would be materially adversely affected; and (d) the agreements in Section 4.1 are an essential inducement to the other Parties to enter into this Agreement.

Section 4.4 Severability. If at any time a court of competent jurisdiction holds that the restrictions in Section 4.1 are unreasonable under circumstances then existing, or that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of Section 4.1 is unreasonable, arbitrary or against public policy, the Parties agree that the maximum period, scope or geographical area reasonable, not arbitrary, and not against public policy under such circumstances shall be substituted for the stated period, scope or area or any other relevant feature and may then be enforced against the applicable Party.

Annex F-13

Article V
GENERAL PROVISIONS

Section 5.1 Effectiveness; Termination.

(a) Article II, Article III and Article IV of this Agreement shall become effective upon the consummation of the First Merger (the “Effective Date”) and prior thereto shall be of no force or effect. Each of the parties to the ABTC Stockholders’ Agreement hereby agrees and acknowledges that, effective as of the consummation of the First Merger, the ABTC Stockholders’ Agreement shall be terminated and of no further force or effect and shall be superseded and replaced in its entirety by this Agreement; provided that Sections 6.3 and 6.5 of the ABTC Stockholders’ Agreement shall survive such termination.

(b) This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms prior to the consummation of the First Merger. Following the consummation of the First Merger, (i) Article III of this Agreement shall terminate as set forth in Section 3.12 and (ii) the remainder of this Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder ceases to Beneficially Own any Common Stock or Registrable Securities. Notwithstanding the foregoing, the provisions of Section 3.8 shall survive any termination of this Agreement with respect to any Holder.

Section 5.2 Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a) Except as otherwise permitted pursuant to this Agreement, no Party may assign such Party’s rights or obligations under this Agreement, in whole or in part, other than in compliance with this Section 5.2. Any such assignee may not again assign those rights, other than in accordance with this Section 5.2. Any attempted assignment of rights or obligations in violation of this Section 5.2 shall be null and void.

(b) Notwithstanding anything to the contrary in this Agreement, in no event can any Party assign any of such Party’s rights under Article II.

(c) Notwithstanding anything to the contrary in this Agreement, the rights of the ABTC Investors’ Designee (in his capacity as such) under this Agreement are personal and may not be assigned to any Person.

(d) A Holder, in its capacity as such, may Transfer such Holder’s rights or obligations under this Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to any of such Holder’s Permitted Transferees; provided that (i) prior written notice of such Transfer, identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned, is given to the Company and (ii) such Person agrees in writing to be bound by, and subject to, the terms of this Agreement as an “ABTC Investor,” as applicable, pursuant to a written joinder instrument in form and substance reasonably acceptable to the Company.

(e) All of the terms and provisions of this Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms of this Agreement.

(f) Nothing in this Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Agreement or otherwise create any third party beneficiary to this Agreement.

Section 5.3 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Authority, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 5.4 Entire Agreement; Amendments; No Waiver.

(a) This Agreement (including any schedules hereto and the other agreements and documents referenced herein or contemplated hereby), constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter of this Agreement, and supersedes and cancels all prior written or oral agreements, understandings, negotiations and discussions relating to the subject matter of this Agreement.

Annex F-14

(b) Any term of this Agreement may be amended or modified, and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the prior written consent of the Company, the holders of at least a majority of the shares of Class B Common Stock then outstanding and, prior to the consummation of the First Merger, ABTC; provided that the prior written consent of the ABTC Investors shall be required for any amendment or modification to, or waiver of, this Agreement in a manner that would have an adverse effect on the rights, privileges and preferences of the ABTC Investors hereunder. The Company shall give prompt notice of any amendment or modification of this Agreement or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification or waiver. Any amendment, modification or waiver effected in accordance with this Section 5.4 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one (1) or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(c) The Amendment of any provision of this Agreement that has terminated (as determined in accordance with this Agreement) with respect to a Party shall not require the consent of such Party (and any Equity Securities owned by such Party shall be disregarded for purposes of calculating any percentages required in respect of such Amendment).

Section 5.5 Counterparts; Electronic Delivery. This Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 5.6 Notices. All notices and other communications hereunder shall be in writing and delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the email addresses indicated on the signature pages hereto (in the case of the Company or any other Party executing this Agreement as of the date of this Agreement), or to such other recipient as designated in a written notice to the other Parties in accordance with this Section 5.6.

Section 5.7 Governing Law; Waiver of Jury Trial; Jurisdiction. The Laws of the State of Delaware shall govern (a) all Proceedings, claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 5.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

Annex F-15

Section 5.8 Specific Performance. Each Party agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Proceeding should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at law.

Section 5.9 No Third Party Liabilities. This Agreement may only be enforced against the Persons that are expressly identified as parties to this Agreement, and only with respect to obligations of such parties under this Agreement. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to any of this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as parties to this Agreement, as applicable, and only with respect to obligations of such parties under this Agreement; and no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, stockholder, Affiliate, portfolio company in which any such Party or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), agent, attorney or representative of any Party to this Agreement (including any Person negotiating or executing this Agreement on behalf of a Party to this Agreement), unless a Party to this Agreement, shall have any liability or obligation with respect to this Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

[Signature Pages Follow]

Annex F-16

IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the date first set forth above.

COMPANY:
GRYPHON DIGITAL MINING, INC.
By:	/s/ Steve Gutterman
	Name:	Steve Gutterman
	Title:	Chief Executive Officer
Address for Notices:

[Signature Page to Investor Rights Agreement]

Annex F-17

ABTC:
AMERICAN BITCOIN CORP.
By:	/s/ Matt Prusak
	Name:	Matt Prusak
	Title:	Chief Executive Officer
Address for Notices:
American Bitcoin Corp.
c/o Hut 8 Corp.
1101 Brickell Avenue, Suite 1500
Miami, Florida 33131
Attention:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-18

KEY INVESTOR:
AMERICAN BITCOIN HOLDINGS LLC
By:	/s/ Asher Genoot
	Name:	Asher Genoot
	Title:	Chief Executive Officer
Address for Notices:
American Bitcoin Holdings LLC
c/o Hut 8 Corp.
1101 Brickell Avenue, Suite 1500
Miami, Florida 33131
Attention:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-19

ABTC INVESTORS:
DOMINARI HOLDINGS INC.
By:	/s/ Anthony Hayes
	Name:	Anthony Hayes
	Title:	Chief Executive Officer
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-20

ABTC INVESTORS:
/s/ Alan Garten
Alan Garten
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-21

ABTC INVESTORS:
/s/ Anthony Hayes
Anthony Hayes
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-22

ABTC INVESTORS:
/s/ Christopher Devall
Christopher Devall
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-23

ABTC INVESTORS:
/s/ Donald Trump Jr.
Donald Trump Jr.
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-24

ABTC INVESTORS AND ABTC INVESTORS’ DESIGNEE:
/s/ Eric Trump
Eric Trump
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-25

ABTC INVESTORS:
HARBOR HOLDINGS LLC
By:	/s/ Peter Benz
	Name:	Peter Benz
	Title:	Manager
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-26

ABTC INVESTORS:
/s/ Kira Lauren Whitehead
Kira Lauren Whitehead
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-27

ABTC INVESTORS:
/s/ Kyle Wool
Kyle Wool
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-28

ABTC INVESTORS:
/s/ Lawrence Glick
Lawrence Glick
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-29

ABTC INVESTORS:
/s/ Robert Charron
Robert Charron
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-30

ABTC INVESTORS:

Steven Scopellite 2021 Irrevocable Trust

By:	/s/ Michael Canarick
	Name:	Michael Canarick
Title:
Address for Notice:
Email:

[Signature Page to Investor Rights Agreement]

Annex F-31

Annex G

AMENDED AND RESTATED
AMERICAN BITCOIN CORP.
2025 OMNIBUS INCENTIVE PLAN

1.           General.

1.1         Purpose. The purposes of the Plan are to attract and retain the best available personnel for the Company and its Affiliates, to provide additional incentives to such personnel and to promote the success of the business of the Company and its Affiliates. Capitalized terms not defined in the text are defined in Section 16.

1.2         Available Grants. The Plan provides for the grant of the following Grants: (a) Incentive Stock Options, (b) Nonstatutory Stock Options, (c) Stock Appreciation Rights, (d) Restricted Stock Grants, (e) Restricted Stock Unit Grants, (f) Performance Grants and (g) Other Grants.

2.           Shares Subject to the Plan.

2.1         Number of Shares Available. Subject to any Capitalization Adjustment and any other applicable provisions in the Plan, the total number of Shares reserved and available for issuance pursuant to the Plan (the “Share Reserve”) shall on the Effective Date be a number of Shares equal to [•]1 (the “Initial Share Reserve”). The Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2026 and ending on (and including) January 1, 2035 by the lesser of (a) a number of Shares equal to the excess of (i) twenty percent (20%) of the number of issued and outstanding Fully Diluted Shares on December 31st of the immediately preceding calendar year over (ii) the number of Shares then reserved for issuance under the Plan as of such date and (b) such number of Shares determined by the Board.

2.2         Share Recycling. Following the Effective Date, any Shares subject to an outstanding Grant or any portion thereof granted under the Plan will be returned to the Share Reserve and will be available for issuance in connection with subsequent Grants under the Plan to the extent: (a) such Grant (or such portion) are canceled, forfeited or settled in cash; (b) such Shares are used to pay the Exercise Price of such Grant (or such portion) or any Tax-Related Items arising in connection with vesting, exercise or settlement of such Grant (or such portion); (c) such Grant (or such portion) are surrendered pursuant to an Exchange Program; (d) such Grant (or such portion) expire by their terms at any time; or (e) such Grant (or such portion) or such Shares are reacquired by the Company pursuant to a forfeiture provision or repurchase right by the Company (“Returning Shares”). Accordingly, the Share Reserve is a limitation on the number of Shares that may be issued pursuant to the Plan and does not limit the granting of Grants, since Returning Shares can be granted subject to Grants more than once. Shares subject to Substitute Grants (as defined in Section 13.2) will not be deducted from the Share Reserve; provided that (i) Substitute Grants issued in connection with the assumption of or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the Incentive Stock Option Limit and (ii) Shares subject to any Substitute Grant may not be returned to the Share Reserve as Returning Shares.

2.3         Incentive Stock Option Limit. Subject to any Capitalization Adjustments, the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options shall be equal to the Initial Share Reserve (the “Incentive Stock Option Limit”).

2.4         Adjustment of Shares. After the Effective Date, if the number of outstanding Shares is changed or the value of the Shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), without consideration (a “Capitalization Adjustment”), then (a) the maximum number and class of Shares or type of security reserved for issuance and future grant from the Share Reserve set forth in Section 2.1, including Returning Shares, (b) the Exercise Price, Purchase Price and number and class of Shares or type of security subject to outstanding Grants and (c) the
____________

1        To be a number of shares equal to twenty percent (20%) of the number of issued and outstanding Fully Diluted Shares as of immediately after the completion of the Merger.

Annex G-1

number and class of Shares subject to the Incentive Stock Option Limit set forth in Section 2.3, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with Applicable Laws; provided that fractions of a Share will not be issued.

2.5         Source of Shares; Use of Proceeds; Share Class. The Shares issuable under the Plan will be authorized but unissued or forfeited shares, treasury shares or shares reacquired by the Company in any manner. At all times the Company will reserve and keep available a sufficient number of Shares as are reasonably required to satisfy the requirements of all Grants granted and outstanding under the Plan. Proceeds from the sale of Shares pursuant to Grants will constitute general funds of the Company. The Board may determine to make Grants that are based on shares of Class C Common Stock which may be convertible into Shares.

3.           Eligibility.

Incentive Stock Options may be granted only to Employees of the Company, any Parent and any Subsidiary. All other Grants may be granted to Employees, Consultants and Directors, provided such Consultants and Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4.           Options and Stock Appreciation Rights.

Each Option or Stock Appreciation Right will be in such form and will contain such terms and conditions as the Committee deems appropriate. Each Stock Appreciation Right will be denominated in Share equivalents. The provisions of separate Options or Stock Appreciation Rights need not be identical; provided, however, that each Grant Agreement will conform (through incorporation of provisions hereof by reference in the applicable Grant Agreement or otherwise) to the substance of each of the following provisions.

4.1         Type of Option Grant. All Options will be separately designated as Incentive Stock Options or Nonstatutory Stock Options at the time of grant and, if certificates are issued, a separate certificate or certificates will be issued for Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under Applicable Law, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

4.2         Exercise Period; Term. Options and Stock Appreciation Rights may be exercisable within the times or upon the events determined by the Committee and as set forth in the Grant Agreement governing such Grant. No Option or Stock Appreciation Right will be exercisable after the expiration of ten (10) years from the date the Option or Stock Appreciation Right is granted or such shorter period specified in the Grant Agreement. In addition, in the case of an Incentive Stock Option granted to a person who, at the time the Incentive Stock Option is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Holder”), such Option may not be exercisable after the expiration of five (5) years from the date the Incentive Stock Option is granted. The Committee also may provide for Options or Stock Appreciation Rights to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

4.3         Exercise Price. The Exercise Price of an Option or Stock Appreciation Right will be such price as is determined by the Committee and set forth in the Grant Agreement; provided that (a) in the case of an Incentive Stock Option (i) granted to a Ten Percent Holder, the Exercise Price will be no less than one hundred ten percent (110%) of the Fair Market Value on the date of grant and (ii) granted to any other Employee, the Exercise Price will be no less than one hundred percent (100%) of the Fair Market Value on the date of grant and (b) in the case of a Nonstatutory Stock Option or Stock Appreciation Right, the Exercise Price will be such price as is determined by the Committee, provided that, if the Exercise Price is less than one hundred percent (100%) of the Fair Market Value on the date of grant, it will otherwise be intended to comply with all Applicable Laws, including Section 409A of the Code. Notwithstanding the foregoing, an Option or Stock Appreciation Right may be granted with an Exercise Price lower than one hundred percent (100%) of the Fair Market Value in connection with an assumption of or substitution for another award as provided in Section 13.2 of the Plan.

4.4         Method of Exercise. An Option or Stock Appreciation Right will be deemed exercised only when the Company receives: (a) notice of exercise (in such form as the Plan Administrator may specify from time to time, including via electronic execution through an authorized third-party administrator) from the person entitled to exercise the Option or Stock Appreciation Right; (b) in the case of an Option, full payment of the applicable Exercise Price in

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accordance with Section 9 of the Plan and the applicable Grant Agreement; and (c) payment of applicable Tax Related Items, as determined by the Plan Administrator. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except in connection with a Capitalization Adjustment. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

4.5         Settlement of a Stock Appreciation Right. Upon exercise of a Stock Appreciation Right, a Grantee will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the Stock Appreciation Right is exercised. At the discretion of the Committee, the payment from the Company for the Stock Appreciation Right exercise may be in cash, in Shares of equivalent value or in some combination thereof.

4.6         Post-Termination Exercise Period. Unless explicitly provided otherwise in a Grantee’s Grant Agreement, if a Grantee’s Continuous Service Status is terminated, the Grantee (or his or her legal representative, in the case of death) may exercise his or her Option or Stock Appreciation Right (to the extent such Grant was exercisable on the termination date) within the following period of time following the termination of the Grantee’s Continuous Service Status:

(a)         three (3) months following a termination of a Grantee’s Continuous Service Status by the Company or any Parent or Subsidiary without Cause or by the Grantee for any reason (other than due to death or Disability);

(b)         six (6) months following a termination due to the Grantee’s Disability;

(c)         twelve (12) months following a termination due to the Grantee’s death; and

(d)         twelve (12) months following the Grantee’s death, if such death occurs following the date of such termination but during the period such Grant is otherwise exercisable (as provided in clauses (a) or (b) above).

Following the termination date, to the extent the Grantee does not exercise such Grant within the applicable post-termination exercise period (or, if earlier, prior to the expiration of the maximum term of such Grant), such unexercised portion of the Grant will terminate and the Grantee will have no further right, title or interest in the terminated Grant.

4.7         Termination for Cause. Except as otherwise provided in the Grant Agreement, if a Grantee’s Continuous Service Status is terminated by the Company or any Parent or Subsidiary for Cause, the Grantee’s Options or Stock Appreciation Rights will terminate and be forfeited immediately upon such Grantee’s termination of Continuous Service Status and the Grantee will be prohibited from exercising any portion (including any vested portion) of such Grants on and after the date of such termination of Continuous Service Status. If a Grantee’s Continuous Service Status is suspended pending an investigation of whether the Grantee’s Continuous Service Status will be terminated for Cause, all of the Grantee’s rights under any Option or Stock Appreciation Right, including the right to exercise such Grants, shall be suspended during the investigation period.

4.8         Automatic Extension of Termination Date. Except as otherwise provided in the Grant Agreement, if a Grantee’s Continuous Service Status terminates for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (i) the exercise of the Grantee’s Option or Stock Appreciation Right would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Law or (ii) the immediate sale of any Shares issued upon such exercise would violate the Trading Policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Grant would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Grant be exercised after the expiration of its maximum term.

4.9         Non-Exempt Employees. If an Option or Stock Appreciation Right is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, the Option or Stock Appreciation Right will not be first exercisable for any Shares until at least six months following the date of grant of the Option or Stock Appreciation Right (although the Grant may vest prior to such date). Notwithstanding

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the foregoing, in accordance with the provisions of the U.S. Worker Economic Opportunity Act, any vested portion of such Grant may be exercised earlier than six months following the date of grant of such Grant in the event of (i) such Grantee’s death or Disability, (ii) a Change in Control in which such Grant is not assumed, continued or substituted or (iii) such Grantee’s retirement (as such term may be defined in the Grant Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or Stock Appreciation Right will be exempt from his or her regular rate of pay.

4.10       Limitations on Exercise. Options and Stock Appreciation Rights may be exercised only with respect to whole Shares. The Plan Administrator may also specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option or Stock Appreciation Right, provided that such minimum number will not prevent Grantee from exercising the Option or Stock Appreciation Right for the full number of Shares for which it is then exercisable. The Committee may or may authorize the Plan Administrator to, prohibit the exercise of any Option or Stock Appreciation Right during a period of up to thirty (30) days prior to the consummation of any pending Capitalization Adjustment or Change in Control or any other change affecting the Shares or the Fair Market Value, for reasons of administrative convenience.

4.11       Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds One Hundred Thousand Dollars ($100,000), such excess Options will be treated as Nonstatutory Stock Options. For this purpose, Incentive Stock Options will be taken into account in the order in which they were granted and the Fair Market Value of the Shares subject to an Incentive Stock Option will be determined as of the date of the grant of such Option.

4.12       Modification, Extension or Renewal. Without stockholder approval, the Committee may modify, extend or renew outstanding Options or Stock Appreciation Rights and authorize the grant of new Options or Stock Appreciation Rights in substitution therefor, including in connection with an Exchange Program. Any such action may not, without the written consent of a Grantee, materially impair any of such Grantee’s rights under any Grant previously granted, except that the Committee may reduce the Exercise Price of an outstanding Option or Stock Appreciation Right without the consent of a Grantee by a written notice (notwithstanding any adverse tax consequences to the Grantee arising from the repricing); provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price. Any outstanding Incentive Stock Option that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code.

5.           Restricted Stock Grants.

A Restricted Stock Grant is an offer by the Company to sell or issue (with no payment required, unless explicitly provided otherwise in a Grantee’s Grant Agreement) Shares to a Grantee that are subject to certain specified restrictions (“Restricted Stock”). Each Restricted Stock Grant will be in such form and will contain such terms and conditions as the Committee will deem appropriate. The terms and conditions of Restricted Stock Grants may change from time to time and the terms and conditions of separate Grant Agreements need not be identical, but each Grant Agreement will conform to (through incorporation of the provisions hereof by reference in the applicable Grant Agreement or otherwise) the substance of each of the following provisions.

5.1         Acceptance Procedures. Except as otherwise provided in a Grant Agreement, a Restricted Stock Grant will be accepted by the Grantee’s execution and delivery of the Grant Agreement and full payment of the Purchase Price for the Shares to the Company (if applicable) within thirty (30) days from the date the Grant Agreement is delivered to the Grantee. If the Grantee does not execute and deliver the Grant Agreement along with full payment for the Shares (if applicable) to the Company within such thirty (30) days, then the offer will terminate, unless otherwise determined by the Committee.

5.2         Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Grant, if any, will be determined by the Committee on the date the Restricted Stock Grant is granted and, if permitted by Applicable Law, no cash consideration will be required in connection with the payment for the Purchase Price where the Committee provides that payment shall be in the form of services previously rendered. Payment of the Purchase Price shall be made in accordance with Section 9 of the Plan and the applicable Grant Agreement.

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5.3         Dividends and Other Distributions. Grantees holding Restricted Stock Grants will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Committee provides otherwise at the time the Grant is granted. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock Grants with respect to which they were paid, unless the Committee provides otherwise at the time the Grant is granted.

6.           Restricted Stock Unit Grants.

An RSU Grant is a Grant covering a number of Shares that may be settled in cash or by issuance of those Shares at a date in the future. Each RSU Grant will be in such form and will contain such terms and conditions as the Committee will deem appropriate. The terms and conditions of RSU Grants may change from time to time and the terms and conditions of separate Grant Agreements need not be identical, but each RSU Grant will conform to (through incorporation of the provisions hereof by reference in the Grant Agreement or otherwise) the substance of each of the following provisions.

6.1         Purchase Price. Unless otherwise determined by the Committee, no Purchase Price shall apply to an RSU settled in Shares. Payment of a Purchase Price, if any, shall be made in accordance with Section 9 of the Plan and the applicable Grant Agreement.

6.2         Form and Timing of Settlement. Payment of vested RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Grant Agreement. The Committee, in its sole discretion, may settle vested RSUs in cash, Shares or a combination of both.

6.3         Dividend Equivalent Rights. The Committee may permit Grantees holding RSUs to receive Dividend Equivalent Rights on outstanding RSUs if and when dividends are paid to stockholders on Shares. In the discretion of the Committee, such Dividend Equivalent Rights may be paid in cash or Shares and may either be paid at the same time as dividend payments are made to stockholders or delayed until Shares are issued pursuant to the underlying RSUs and may be subject to the same vesting or performance requirements as the RSUs. If the Committee permits Dividend Equivalent Rights to be made on RSUs, the terms and conditions for such Dividend Equivalent Rights will be set forth in the applicable Grant Agreement.

7.           Performance Grants.

7.1         Types of Performance Grants. A Performance Grant is a Grant that may be granted, may vest or may become eligible to vest contingent upon the attainment during a Performance Period of certain Performance Goals. Performance Grants may be granted as Options, Stock Appreciation Rights, Restricted Stock, RSUs or Other Grants, including cash-based Grants.

7.2         Terms of Performance Grants. Performance Grants will be based on the attainment of Performance Goals that are established by the Committee for the relevant Performance Period. Prior to the grant of any Performance Grant, the Committee will determine and each Grant Agreement shall set forth the terms of each Performance Grant, including, without limitation: (a) the nature, length and starting date of any Performance Period; (b) the Performance Criteria and Performance Goals that shall be used to determine the time and extent to which a Performance Grant has been earned; (c) amount of any cash bonus or the number of Shares deemed subject to a Performance Grant; and (d) the effect of a termination of Grantee’s Continuous Service Status on a Performance Grant. Grantees may participate simultaneously with respect to Performance Grants that are subject to different Performance Periods and Performance Goals. A Performance Grant may but need not require the Grantee’s completion of a specified period of service.

7.3         Determination of Achievement. The Committee shall determine the extent to which a Performance Grant has been earned in its sole discretion, including the manner of calculating the Performance Criteria and the measure of whether and to what degree such Performance Goals have been attained. The Committee may reduce or waive any criteria with respect to a Performance Goal or adjust a Performance Goal (or method of calculating the attainment of a Performance Goal) to take into account unanticipated events, including changes in law and accounting or tax rules, as the Committee deems necessary or appropriate or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The Committee may also adjust or eliminate the compensation or economic benefit due upon attainment of Performance Goals in its sole discretion, subject to any limitations contained in the Grant Agreement and compliance with Applicable Law.

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8.           Other Grants.

Other forms of Grants valued in whole or in part by reference to or otherwise based on, Shares, including the appreciation in value thereof may be granted either alone or in addition to other Grants provided for in the Plan. Subject to the provisions of the Plan and Applicable Law, the Committee may determine the persons to whom and the time or times at which such Other Grants will be granted, the number of Shares (or the cash equivalent thereof) to be granted pursuant to such Other Grants and all other terms and conditions of such Other Grants.

9.           Payment for Purchases and Exercises.

Payment from a Grantee for Shares acquired pursuant to the Plan may be made in cash or cash equivalents or, where approved for the Grantee by the Committee and where permitted by Applicable Law (and to the extent not otherwise set forth in the applicable Grant Agreement):

(a)         by cancellation of indebtedness of the Company owed to the Grantee;

(b)         by surrender of Shares held by the Grantee that are clear of all liens, claims, encumbrances or security interests and that have a Fair Market Value on the date of surrender equal to the aggregate payment required;

(c)         by waiver of compensation due or accrued to the Grantee for services rendered or to be rendered to the Company or an Affiliate;

(d)         by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Plan Administrator in connection with the Plan;

(e)         by the Company withholding otherwise deliverable Shares having a Fair Market Value on the date of withholding equal to the aggregate payment required;

(f)          by any combination of the foregoing; or

(g)         by any other method of payment as is permitted by Applicable Law.

The Committee or the Plan Administrator may limit the availability of any method of payment, to the extent the Committee or the Plan Administrator determines, in its discretion, that such limitation is necessary or advisable to comply with Applicable Law or facilitate the administration of the Plan. Payment of any Purchase Price or Exercise Price shall be made in accordance with any procedures established by the Plan Administrator.

10.         Taxes.

10.1       Responsibility for Taxes. Regardless of any action taken by the Company or any Affiliate, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax or other tax-related items related to the Grantee’s participation in the Plan and legally applicable to the Grantee, including any employer liability for which the Grantee is liable (the “Tax-Related Items”) is the Grantee’s responsibility and may exceed the amount, if any, withheld by the Company or an Affiliate. If the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Company or an Affiliate may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

10.2       Withholding Methods. Unless otherwise provided in the Grantee’s Grant Agreement, the Committee or its delegate(s), as permitted by Applicable Law, in its sole discretion and pursuant to such procedures as it may specify from time to time and subject to limitations of Applicable Law, may require or permit a Grantee to satisfy any applicable withholding obligations for Tax-Related Items, in whole or in part by (without limitation) (a) requiring the Grantee to make a cash payment; (b) withholding from the Grantee’s wages or other cash compensation paid to the Grantee by the Company or any Affiliate; (c) withholding from the Shares otherwise issuable pursuant to a Grant; (d) permitting the Grantee to deliver to the Company already-owned Shares or (e) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to a Grant either through a voluntary sale or through a mandatory sale arranged by the Company. By adoption of the Plan, the Committee delegates to the Plan Administrator the authority to adopt policies and procedures, in consultation with the Company’s tax accountants and legal advisors, to determine the Fair Market Value of the Shares solely for purposes of withholding and reporting Tax-Related Items related to Grants granted under the Plan.

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10.3       Withholding Tax Rates. The Company or an Affiliate may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including up to the maximum applicable rate in the Grantee’s jurisdiction. If the obligation for Tax-Related Items is satisfied by withholding a number of Shares, for tax purposes, a Grantee is deemed to have been issued the full number of Shares, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items. In the event the Company withholds less than it is obligated to withhold in connection with a Grant, the Grantee will indemnify and hold the Company harmless from any liability for Tax-Related Items.

11.         Restrictions on Grants and Shares.

11.1       Transferability of Grants. Except as expressly provided in the Plan or an applicable Grant Agreement or otherwise determined by the Committee or the Plan Administrator, Grants granted under the Plan will not be transferable or assignable by the Grantee, other than by will or by the laws of descent and distribution. Any Options, Stock Appreciation Rights or Other Grants that are exercisable may only be exercised: (a) during the Grantee’s lifetime only by (i) the Grantee or (ii) the Grantee’s guardian or legal representative; (b) after the Grantee’s death, by the legal representative of the Grantee’s heirs or legatees. The Committee or the Plan Administrator may permit transfer of Grants in a manner that is not prohibited by Applicable Law.

11.2       Stockholder Rights. No Grantee will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Grantee, except for any Dividend Equivalent Rights or other dividend rights permitted by an applicable Grant Agreement. After Shares are issued to the Grantee, the Grantee will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares, subject to any repurchase or forfeiture provisions in any Restricted Stock Grant, the terms of the Trading Policy and Applicable Law.

11.3       Escrow; Pledge of Shares. To enforce any restrictions on a Grantee’s Shares, the Committee may require the Grantee to deposit all written or electronic certificate(s) representing Shares, together with stock powers or other instruments of transfer approved by the Plan Administrator, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated and the Plan Administrator may cause a legend or legends referencing such restrictions to be placed on the certificate(s). Any Grantee who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under the Plan may be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of Grantee’s obligation to the Company under the promissory note.

11.4       Exchange and Buyout of Grants. Without prior stockholder approval, the Committee may conduct an Exchange Program, subject to consent of an affected Grantee (unless not required in connection with a repricing pursuant to Section 4.12 of the Plan or under the terms of a Grant Agreement) and compliance with Applicable Law.

11.5       Conditions Upon Issuance of Shares; Securities Matters. The Company will be under no obligation to affect the registration pursuant to the Securities Act of any Shares to be issued hereunder or to effect similar compliance under any state, local or non-U.S. laws. Notwithstanding any other provision of the Plan or any Grant Agreement, the Company will not be obligated and will have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. The Plan Administrator may require, as a condition to the issuance of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations and that any related certificates representing such Shares bear such legends, as the Plan Administrator, in its sole discretion, deems necessary or desirable. The exercise or settlement of any Grant granted hereunder will only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of Shares pursuant to such exercise or settlement is in compliance with all Applicable Laws. The Company may, in its sole discretion, defer the effectiveness of any exercise or settlement of a Grant granted hereunder in order to allow the issuance of Shares pursuant thereto to be made pursuant to registration or an exemption from registration or other methods for compliance available under U.S. federal, state, local or non-U.S. securities laws. The Company will inform the Grantee in writing of its decision to defer the effectiveness of the exercise or settlement of a Grant granted hereunder. During the period that the effectiveness of the exercise of a Grant has been deferred, the Grantee may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

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11.6       Clawback/Recovery Policy. All Grants granted under the Plan will be subject to clawback or recoupment under any clawback or recoupment policy (and any amendments thereto) adopted by the Board or the Committee or required by Applicable Law during the term of Grantee’s employment or other service with the Company that is applicable to Officers, Employees, Directors or other service providers of the Company, regardless of whether such adoption (or amendment) is before or after the date the applicable Grant is granted. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in a Grant Agreement as the Committee determines necessary or appropriate. No recovery of compensation under such a clawback or recoupment policy will be an event giving rise to a right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan or agreement with the Company.

12.         General Provisions Applicable to Grants.

12.1       Vesting. The total number of Shares subject to a Grant may vest in periodic installments that may or may not be equal. The Committee may impose such restrictions on or conditions to the vesting and/or exercisability of a Grant as determined by the Committee and which may vary.

12.2       Termination of Continuous Service Status. Except as otherwise provided in the applicable Grant Agreement or as determined by the Committee, if a Grantee’s Continuous Service Status terminates for any reason, vesting of a Grant will cease and such portion of a Grant that has not vested will be forfeited and the Grantee will have no further right, title or interest in any then-unvested portion of the Grant. In addition, the Company may receive through a forfeiture condition or a repurchase right any or all of the Shares held by the Grantee under a Restricted Stock Grant that have not vested as of the date of such termination, subject to the terms of the applicable Grant Agreement.

12.3       No Employment or Other Service Rights. Nothing in the Plan or any Grant granted under the Plan will confer or be deemed to confer on any Grantee any right to continue in the employ of or to continue any other relationship with, the Company or an Affiliate or limit in any way the right of the Company or an Affiliate to terminate Grantee’s employment or other relationship at any time. Furthermore, to the extent the Company is not the employer of a Grantee, the grant of a Grant will not establish or amend an employment or other service relationship between the Company and the Grantee. Nothing in the Plan or any Grant will constitute any promise or commitment by the Company or an Affiliate regarding future work assignments, future compensation or any other term or condition of employment or service.

12.4       Effect on Other Employee Benefit Plans. The value of and income from any Grant granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries or other similar terms used when calculating any Grantee’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify or terminate any of the Company’s or any Affiliate’s employee benefit plans.

12.5       Leaves of Absence. To the extent permitted by Applicable Law, the Committee or the Plan Administrator, in that party’s sole discretion, may determine whether Continuous Service Status will be considered interrupted in the case of any leave of absence. Continuous Service Status as an Employee for purposes of Incentive Stock Options shall not be considered interrupted or terminated in the case of: (a) Company approved sick leave; (b) military leave; (c) any other bona fide leave of absence approved by the Company, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to a written Company policy. In the case of an approved leave of absence, the Plan Administrator may make such provisions respecting suspension of vesting and crediting of service (including pursuant to a formal policy adopted from time to time by the Company) as it may deem appropriate, except that in no event may an Option or Stock Appreciation Right be exercised after the expiration of the term set forth in the Grant Agreement.

12.6       Change in Time Commitment. In the event a Grantee’s regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example and without limitation, if the Grantee is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Grant, the Committee or the Plan Administrator, in that party’s sole discretion, may (x) make a corresponding reduction in the number of Shares or cash amount

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subject to any portion of such Grant that is scheduled to vest or become payable after the date of such change in time commitment and (y) in lieu of or in combination with such a reduction, extend the vesting schedule applicable to such Grant (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Grantee will have no right with respect to any portion of the Grant that is so amended.

12.7       Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Grantee has access).

12.8       Deferrals. To the extent permitted by Applicable Law, the Committee, in its sole discretion, may determine that the delivery of Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Grant may be deferred and may establish programs and procedures for deferral elections to be made by Grantees. Deferrals by Grantees will be made in accordance with Section 409A of the Code, if applicable and any other Applicable Law.

12.9       Compliance with Section 409A of the Code. Unless otherwise expressly provided in a Grant Agreement, the Plan and Grant Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Grants granted hereunder exempt from Section 409A of the Code and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Committee determines that any Grant granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Grant Agreement evidencing such Grant will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code and to the extent a Grant Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Grant Agreement. To the extent that any amount constituting deferred compensation under Section 409A of the Code would become payable under the Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Code Section 409A. If a Grantee holding a Grant that constitutes deferred compensation under Section 409A of the Code is a specified employee within the meaning of Section 409A of the Code, no distribution or payment of any amount hereunder that is payable because of a separation from service (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Grantee’s separation from service or, if earlier, the date of the Grantee’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code and any amounts so deferred will be paid in a lump sum on the day after such six-month period elapses or, if earlier, the date of such death, with the balance paid thereafter on the original schedule. Each payment payable under a Grant Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). In no event will any Grantee have a right to payment or reimbursement or otherwise from the Company or its Affiliates or their successors or assigns, for any taxes imposed or other costs incurred as a result of Section 409A of the Code.

12.10     Execution of Additional Documents. The Company may require a Grantee to execute any additional documents or instruments necessary or desirable, as determined by the Plan Administrator, to carry out the purposes or intent of the Grant or facilitate compliance with securities, tax and/or other regulatory requirements, at the Plan Administrator’s request.

13.         Other Corporate Events.

13.1       Change in Control. In the event that the Company is subject to a Change in Control, outstanding Grants acquired under the Plan shall be subject to the agreement evidencing the Change in Control, which need not treat all outstanding Grants in an identical manner. Such agreement, without the Grantee’s consent, may provide for one or more of the following with respect to all outstanding Grants as of the effective date of such Change in Control:

(a)         The continuation of an outstanding Grant by the Company (if the Company is the successor entity).

(b)         The assumption of an outstanding Grant by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Grantees; provided that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or Stock Appreciation Right or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

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(c)         The substitution by the successor or acquiring entity in such Change in Control (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Grants (except that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or Stock Appreciation Right or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

(d)         The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Grant and lapse of the Company’s right to repurchase or re-acquire shares acquired under a Grant or lapse of forfeiture rights with respect to shares acquired under a Grant.

(e)         The settlement of such outstanding Grant (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount provided in the definitive agreement evidencing the Change in Control, followed by the cancellation of such Grants; provided however, that such Grant may be canceled without consideration if such Grant has no value, as determined by the Committee in its sole discretion. Subject to compliance with Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Grant would have become exercisable or vested. Such payment may be subject to vesting based on the Grantee’s Continuous Service Status, provided that the vesting schedule shall not be less favorable to the Grantee than the schedule under which the Grant would have become vested or exercisable. For purposes of this paragraph, the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f)          The cancellation of outstanding Grants (regardless of whether vested or unvested) in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Grants, as provided above, pursuant to a Change in Control, the Committee will notify the Grantee in writing or electronically that such Grant will be exercisable (to the extent vested and exercisable pursuant to its terms) for a period of time determined by the Committee in its sole discretion and such Grant will terminate upon the expiration of such period.

13.2       Assumption of Grants by the Company. The Company, from time to time, may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting a Grant under the Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under the Plan if the terms of such assumed award could be applied to a Grant granted under the Plan (a “Substitute Grant”). Such substitution or assumption will be permissible if the holder of the Substitute Grant would have been eligible to be granted a Grant under the Plan if the other company had applied the rules of the Plan to such grant. The Exercise Price and the number and nature of Shares issuable upon exercise or settlement of any such Substitute Grant will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

14.         Administration.

14.1       Committee Authority. The Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of the Plan and any charter adopted by the Board governing the actions of the Committee, the Committee will have full power to implement and carry out the Plan. Without limitation, the Committee will have the authority to, subject to the preceding sentence:

(a)         construe and interpret the Plan, any Grant Agreement and any other agreement or document executed pursuant to the Plan;

(b)         prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to the Plan or any Grant (including the terms or conditions of any Grant);

(c)         approve persons to receive Grants;

(d)         determine the form, terms and conditions of Grants;

(e)         determine the number of Shares or other consideration subject to Grants;

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(f)          determine the Fair Market Value in good faith and interpret the applicable provisions of the Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g)         determine whether Grants will be granted singly, in combination with, in tandem with, in replacement of or as alternatives to, other Grants under the Plan or awards under any other incentive or compensation plan of the Company or any Affiliate;

(h)         grant waivers of any conditions of the Plan or any Grant;

(i)          determine the vesting, exercisability and payment of Grants;

(j)          correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Grant or any Grant Agreement;

(k)         determine whether a Grant has been earned or has vested;

(l)          determine the terms and conditions of any and to institute any Exchange Program;

(m)        adopt or revise rules and/or procedures (including the adoption or revision of any subplan under the Plan) relating to the operation and administration of the Plan to facilitate compliance with requirements of local law and procedures outside the United States, (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Grant Agreement made to ensure or facilitate compliance with the laws or regulations of the relevant foreign jurisdiction);

(n)         delegate any of the foregoing to one or more Officers or Employees pursuant to a specific delegation as permitted by the terms of the Plan and Applicable Law, including Section 157(c) of the Delaware General Corporation Law; and

(o)         make all other determinations necessary or advisable in connection with the administration of the Plan.

14.2       Indemnification. To the maximum extent permitted by Applicable Laws and consistent with the Company’s Articles of Incorporation, Certificate of Incorporation and Bylaws, each member of the Committee (including officers of the Company or an Affiliate of the Company, if applicable) or of the Board, as applicable, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or pursuant to the terms and conditions of any Grant except for actions taken in bad faith or failures to act in good faith and (ii) any and all amounts paid by him or her in settlement thereof, with the Company’s approval or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided that such member shall give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation, Certificate of Incorporation or Bylaws, by contract, as a matter of law or otherwise or under any other power that the Company may have to indemnify or hold harmless each such person.

14.3       Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Grant shall be made in its sole discretion at the time of grant of the Grant or, unless in contravention of any express term of the Plan or Grant, at any later time and such determination shall be final and binding on the Company and all persons having an interest in any Grant under the Plan. Any dispute regarding the interpretation of the Plan or any Grant Agreement shall be submitted by the Grantee or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Grantee. The Committee may delegate to the Plan Administrator or one or more Officers the authority to review and resolve disputes with respect to Grants held by Grantees who are not Insiders and such resolution shall be final and binding on the Company and the Grantee.

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14.4       Section 16 of the Exchange Act. Grants granted to Grantees who are subject to Section 16 of the Exchange Act must be approved by a committee of the Board that at all times consists solely of two or more Non-Employee Directors. Nothing herein shall create an inference that a Grant is not validly granted under the Plan in the event Grants are not granted under the Plan by a committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

14.5       Plan Administrator. The Committee may appoint a Plan Administrator, who will have the authority to administer the day-to-day operations of the Plan and to make certain ministerial decisions without Committee approval as provided in the Plan or pursuant to resolutions adopted by the Committee. The Plan Administrator may not grant Grants.

14.6       Failure to Comply. In addition to the remedies of the Company elsewhere provided for herein, failure by a Grantee to comply with any of the terms and conditions of the Plan or any Grant Agreement, unless such failure is remedied by such Grantee within ten (10) days after having been notified of such failure by the Plan Administrator, shall be grounds for the cancellation and forfeiture of such Grant, in whole or in part, as the Committee, in its sole discretion, may determine.

14.7       Foreign Grant Recipients. Notwithstanding any provision of the Plan to the contrary, in order to facilitate compliance with the Applicable Laws and practices in other countries in which the Company and its Affiliates operate or have Employees or other persons eligible for Grants, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company or an Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Grant granted to individuals outside the United States or foreign nationals to comply with Applicable Laws or foreign policies, customs and practices; (d) establish sub-plans, modify exercise procedures and adopt other rules and/or procedures relating to the operation and administration of the Plan in jurisdictions other than the United States (including to qualify Grants for special tax treatment under laws of jurisdictions other than the United States); provided, however, that no such sub-plans and/or modifications will increase the share limitations contained in Section 2.1; and (e) take any action, before or after a Grant is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder and no Grants will be granted, that would violate any Applicable Law in the United States.

14.8       Non-Exclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the stockholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and other equity awards and bonuses otherwise than under the Plan and such arrangements may be either generally applicable or applicable only in specific cases.

14.9       Severability. If all or any part of the Plan or a Grant Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not serve to invalidate any portion of the Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid will, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

14.10     Corporate Action Constituting Grant of Grants. Corporate action constituting a grant by the Company of a Grant to any Grantee will be deemed completed as of the date of such corporate action, unless otherwise determined by the Plan Administrator, regardless of when the instrument, certificate or letter evidencing the Grant is communicated to or actually received or accepted by, the Grantee. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the Grant contain terms (e.g., Exercise Price, Purchase Price, vesting schedule or number of Shares) are inconsistent with those in the Grant Agreement or related grant documents as a result of a clerical error in the preparation of the Grant Agreement or related grant documentation, the corporate records will control and the Grantee will have no legally binding right to the incorrect term in the Grant Agreement or related grant documentation.

14.11     Expenses and Receipts. The expenses of the Plan will be paid by the Company. Any proceeds received by the Company in connection with any Grant will be used for general corporate purposes.

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14.12     Governing Law. The Plan and all Grants granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

14.13     Headings. The headings in the Plan are included solely for convenience of reference and if there is any conflict between such headings and the text of the Plan, the text shall control.

15.         Effectiveness, Amendment and Termination of the Plan.

15.1       Adoption and Stockholder Approval. The Plan will come into existence on the Effective Date.

15.2       Amendment of the Plan. The Committee may amend the Plan or any Grant in any respect the Committee deems necessary or advisable, subject to the limitations of Applicable Law and this section and Section 15.4. If required by Applicable Law, the Company will seek stockholder approval of any amendment of the Plan that (a) materially increases the number of Shares available for issuance under the Plan (excluding any Capitalization Adjustment), (b) materially expands the class of individuals eligible to receive Grants under the Plan, (c) materially increases the benefits accruing to Grantees under the Plan, (d) materially reduces the price at which Shares may be issued or purchased under the Plan, (e) materially extends the term of the Plan, (f) materially expands the types of Grants available for issuance under the Plan or (g) as otherwise required by Applicable Law.

15.3       Suspension or Termination of the Plan. The Plan shall terminate automatically on the tenth (10th) anniversary of the Effective Date. No Grant will be granted pursuant to the Plan after such date, but Grants previously granted may extend beyond that date. The Committee may suspend or terminate the Plan at any earlier date at any time. No Grants may be granted under the Plan while the Plan is suspended or after it is terminated.

15.4       No Impairment. No amendment, suspension or termination of the Plan or any Grant may materially impair a Grantee’s rights under any outstanding Grant, except with the written consent of the affected Grantee or as otherwise expressly permitted in the Plan. Subject to the limitations of Applicable Law, if any, the Committee may amend the terms of any one or more Grants without the affected Grantee’s consent (a) to maintain the qualified status of the Grant as an Incentive Stock Option under Section 422 of the Code; (b) to change the terms of an Incentive Stock Option, if such change results in impairment of the Grant solely because it impairs the qualified status of the Grant as an Incentive Stock Option; (c) to clarify the manner of exemption from or to bring the Grant into compliance with, Section 409A of the Code; or (d) to facilitate compliance with other Applicable Laws.

16.         Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

16.1       “Affiliate” means a Parent, a Subsidiary or any corporation or other Entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, the Company.

16.2       “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental or regulatory body or self-regulatory organization (including the New York Stock Exchange, Nasdaq Stock Market and the Financial Industry Regulatory Authority).

16.3       “Board” means the Board of Directors of the Company.

16.4       “Cause” will have the meaning ascribed to such term in any written agreement between the Grantee and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Grantee, the occurrence of any of the following events: (a) Grantee’s unauthorized misuse of the Company’s trade secrets or proprietary information; (b) Grantee’s conviction of or plea of nobo contendere to a felony or a crime involving moral turpitude; (c) Grantee’s committing an act of fraud against the Company; or (d) Grantee’s gross negligence or willful misconduct in the performance of his or her duties that has had or is likely to have a material adverse effect on the Company. For purposes of this definition, the term “Company” will be interpreted to include any Subsidiary, Parent or Affiliate of the Company, as appropriate.

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16.5       “Change in Control” means:

(a)         the consummation of any consolidation or merger of the Company with any other entity, other than transaction which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such consolidation or merger;

(b)         any Exchange Act Person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (b) the acquisition of additional securities by any one person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Change in Control;

(c)         the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets, except where such sale, lease, transfer or other disposition is made to the Company or one or more wholly owned Subsidiaries of the Company; or

(d)         a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (d), if any person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same person will not be considered a Change in Control.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of an Entity that enters into a merger, consolidation, purchase or acquisition of stock or similar business transaction with the Company.

16.6       “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

16.7       “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan or part of the Plan, has been delegated as permitted by Applicable Law and in accordance with the Plan.

16.8       “Common Stock” means the Class A Common Stock of the Company.

16.9       “Company” means American Bitcoin Corp., a Delaware corporation or any successor corporation.

16.10     “Consultant” means any natural person, including an advisor or independent contractor, that is engaged to render services to the Company or an Affiliate.

16.11     “Continuous Service Status” means continued service as an Employee, Director or Consultant. Continuous Service Status shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its Affiliates or their respective successors or a change in status (for example, from an Employee to a Consultant). The Committee or the Plan Administrator, in that party’s sole discretion, shall determine whether a Grantee’s Continuous Service Status has ceased and the effective date of such termination.

16.12     “Director” means a member of the Board.

16.13     “Disability” means (a) in the case of Incentive Stock Options, total and permanent disability as defined in Section 22(e)(3) of the Code and (b) in the case of other Grants, unless the applicable Grant Agreement provides otherwise, that the Grantee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option, the Committee may rely on any determination that a Grantee is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Grantee participates.

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16.14     “Dividend Equivalent Right” means the right of a Grantee, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Grantee in an amount equal to the cash, stock or other property dividends in amounts equal equivalent to cash, stock or other property dividends for each Share represented by a Grant held by such Grantee.

16.15     “Effective Date” means the date of the completion of the Merger.

16.16     “Employee” means any person employed by the Company or any Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Plan Administrator in its sole discretion, subject to any requirements of Applicable Law, including the Code. Service as a Director or payment by the Company or an Affiliate of a director’s fee shall not be sufficient to constitute “employment” of such Director by the Company or any Affiliate.

16.17     “Entity” means a corporation, partnership, limited liability company or other entity.

16.18     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

16.19     “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company; (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company; (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities; (iv) an Entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

16.20     “Exchange Program” means a program pursuant to which (a) outstanding Grants are surrendered, canceled or exchanged for cash, the same type of Grant or a different Grant (or combination thereof) or (b) the Exercise Price of an outstanding Grant is increased or reduced.

16.21     “Exercise Price” means, with respect to an Option, the price per Share at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a Stock Appreciation Right, the price per share at which the Stock Appreciation Right is granted to the holder thereof.

16.22     “Fair Market Value” means, as of any date, the per Share value of the Common Stock determined as follows:

(a)         If such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Plan Administrator deems reliable, unless another method is approved by the Committee and subject to compliance with Applicable Law (including Section 409A of the Code).

(b)         If such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Plan Administrator deems reliable.

(c)         If none of the foregoing is applicable, by the Board or the Committee in good faith (and in accordance with Section 409A of the Code, as applicable).

16.23     “Fully Diluted Shares” means, at the applicable time of measurement, all issued and outstanding Shares calculated assuming that all securities of the Company, including outstanding Grants and any preferred shares, that are or may be convertible or exchangeable for Shares are so converted or exchanged for this purpose.

16.24     “Grant” means any award granted under the Plan, including any Option, Restricted Stock Grant, Restricted Stock Unit Grant, Stock Appreciation Right, Performance Grant or Other Grant.

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16.25     “Grant Agreement” means a written or electronic agreement between the Company and a Grantee documenting the terms and conditions of a Grant. The term “Grant Agreement” will also include any other written agreement between the Company or an Affiliate and a Grantee containing additional terms and conditions of or amendments to, a Grant.

16.26     “Grantee” means a person to whom a Grant is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Grant.

16.27     “Incentive Stock Option” means an Option granted pursuant to the Plan that is intended to be and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

16.28     “Insider” means an officer or Director of the Company or any other person whose transactions in the Common Stock are subject to Section 16 of the Exchange Act.

16.29     “Merger” means the transactions contemplated by the Agreement and Plan of Merger, by and between Gryphon Digital Mining, Inc.; GDM Merger Sub I Inc.; GDM Merger Sub II LLC; and the Company, dated as of May 9, 2025.

16.30     “Non-Employee Director” means a Director who is not an Employee of the Company or any Affiliate and who satisfies the requirements of a “non-employee director” within the meaning of Section 16 of the Exchange Act.

16.31     “Nonstatutory Stock Option” means any Option granted pursuant to the Plan that does not qualify as an Incentive Stock Option.

16.32     “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

16.33     “Option” means a contract right to purchase Shares at a fixed Exercise Price per share, subject to certain conditions, if applicable, granted pursuant to the Plan.

16.34     “Other Grant” means a Grant based in whole or in part by reference to Shares that is granted pursuant to the terms and conditions of the Plan.

16.35     “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

16.36     “Performance Grant” means an award that may vest or may be earned or exercised, in whole or in part, contingent upon the attainment during a Performance Period of one or more Performance Goals and which is granted pursuant to the terms and conditions of the Plan.

16.37     “Performance Criteria” means one or more objective or subjective criteria either individually, alternatively or in any combination applied to the Grantee, the Company, any business unit or Subsidiary, that the Committee selects for purposes of establishing the Performance Goals for a Performance Period.

16.38     “Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates or business segments and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

16.39     “Performance Period” means the period of time selected by the Committee over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee’s right to vesting, exercise and/or settlement of a Grant. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee.

16.40     “Plan” means the American Bitcoin Corp. 2025 Omnibus Incentive Plan, as it may be amended from time to time.

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16.41     “Plan Administrator” means one or more Officers or Employees designated by the Committee to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

16.42     “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or Stock Appreciation Right.

16.43     “Restricted Stock Grant” means an award of Shares that is granted pursuant to the terms and conditions of the Plan.

16.44     “Restricted Stock Unit Grant” or “RSU Grant” means a right to receive Shares that is granted pursuant to the terms and conditions of the Plan.

16.45     “Securities Act” means the U.S. Securities Act of 1933, as amended.

16.46     “Shares” means shares of Common Stock.

16.47     “Stock Appreciation Right” means a right to receive the appreciation value on the Shares subject to the Grant that is granted pursuant to the terms and conditions of the Plan.

16.48     “Subsidiary” means any corporation (other than the Company) in an unbroken chain of Entities beginning with the Company if each of the corporation other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporation in such chain.

16.49     “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber shares of the Company’s capital stock, as in effect from time to time and shall apply to each Grant whether such policy is implemented (or amended) before or after a Grant.

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Annex H

Section 262 of the Delaware General Corporation Law

Section 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

Annex H-1

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of

Annex H-2

such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered

Annex H-3

a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

Annex H-4

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex H-5

Annex I

Amended and Restated Bylaws of

American Bitcoin Corp.

(a Delaware corporation)

Annex I Page No.
ARTICLE I Corporate Offices		I-1
1.1	Registered Office	I-1
1.2	Other Offices	I-1
ARTICLE II Meetings of Stockholders		I-1
2.1	Place of Meetings	I-1
2.2	Annual Meeting	I-1
2.3	Special Meeting	I-1
2.4	Advance Notice of Business to be Brought before a Meeting.	I-1
2.5	Advance Notice of Nominations for Election of Directors at a Meeting.	I-5
2.6	Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.	I-7
2.7	Notice of Stockholders’ Meetings	I-8
2.8	Action by Written Consent in Lieu of a Meeting	I-8
2.9	Quorum	I-8
2.10	Adjourned Meeting; Notice	I-9
2.11	Conduct of Business	I-9
2.12	Voting	I-9
2.13	Record Date for Stockholder Meetings and Other Purposes	I-10
2.14	Proxies	I-10
2.15	List of Stockholders Entitled to Vote	I-10
2.16	Inspectors of Election	I-11
2.17	Delivery to the Corporation	I-11
ARTICLE III Directors		I-11
3.1	Powers	I-11
3.2	Number of Directors	I-11
3.3	Election, Qualification and Term of Office of Directors	I-12
3.4	Resignation and Vacancies	I-12
3.5	Place of Meetings; Meetings by Telephone	I-12
3.6	Regular Meetings	I-12
3.7	Special Meetings; Notice	I-12
3.8	Quorum	I-13
3.9	Board Action without a Meeting	I-13
3.10	Fees and Compensation of Directors	I-13
ARTICLE IV Committees		I-13
4.1	Committees of Directors	I-13
4.2	Committee Minutes	I-13
4.3	Meetings and Actions of Committees	I-13
4.4	Subcommittees	I-14

Annex I-i

Annex I Page No.
ARTICLE V Officers		I-14
5.1	Officers	I-14
5.2	Appointment of Officers	I-14
5.3	Subordinate Officers	I-14
5.4	Removal and Resignation of Officers	I-14
5.5	Vacancies in Offices	I-14
5.6	Representation of Shares of Other Corporations	I-14
5.7	Authority and Duties of Officers	I-15
5.8	Compensation	I-15
ARTICLE VI Records		I-15
ARTICLE VII General Matters		I-15
7.1	Execution of Corporate Contracts and Instruments	I-15
7.2	Stock Certificates	I-15
7.3	Special Designation of Certificates	I-16
7.4	Lost Certificates	I-16
7.5	Shares Without Certificates	I-16
7.6	Construction; Definitions	I-16
7.7	Dividends	I-16
7.8	Fiscal Year	I-16
7.9	Seal	I-16
7.10	Transfer of Stock	I-16
7.11	Stock Transfer Agreements	I-17
7.12	Registered Stockholders	I-17
7.13	Waiver of Notice	I-17
ARTICLE VIII Notice		I-17
8.1	Delivery of Notice; Notice by Electronic Transmission	I-17
ARTICLE IX Amendments		I-18
ARTICLE X Definitions		I-18

Annex I-ii

Amended and Restated Bylaws of American Bitcoin Corp.

ARTICLE I
Corporate Offices

1.1              Registered Office. The address of the registered office of American Bitcoin Corp. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2              Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II
Meetings of Stockholders

2.1              Place of Meetings. Meetings of stockholders shall be held at such place, if any, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2              Annual Meeting. The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3              Special Meeting.

Except as otherwise required by applicable law, special meetings of the stockholders may be called, postponed, rescheduled or canceled only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4              Advance Notice of Business to be Brought before a Meeting.

(a)         At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board, the Executive Chairman of the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A)(1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4 of these bylaws, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act

Annex I-1

for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 and Section 2.6 of these bylaws, and this Section 2.4 shall not be applicable to nominations for election to the Board except as expressly provided in Section 2.5 and Section 2.6 of these bylaws.

(b)         Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders following the filing and effectiveness of the Second Amended and Restated Certificate of Incorporation of the Corporation, the date of the preceding year’s annual meeting shall be deemed to be [•], 2025); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(c)         To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(i)               As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); (B) the number of shares of each class or series of stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (C) the date or dates on which such shares were acquired; (D) the investment intent of such acquisition; and (E) any pledge by such Proposing Person with respect to any of such shares (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to as “Stockholder Information”);

(ii)              As to each Proposing Person, (A) the material terms and conditions of any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) or a “put equivalent position” (as such term is defined in Rule 16a-1(h) under the Exchange Act) or other derivative or synthetic arrangement in respect of any class or series of shares of the Corporation (“Synthetic Equity Position”) that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person, including, without limitation, (I) any option, warrant, convertible security, stock appreciation right, future or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, (II) any derivative or synthetic arrangement having the characteristics of a long position or a short position in any class or series of shares of the Corporation, including, without limitation, a stock loan transaction, a stock borrow transaction or a share repurchase transaction or (III) any contract, derivative, swap or other transaction or series of transactions designed to (x) produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, (y) mitigate any loss relating to, reduce the economic risk (of ownership or otherwise) of, or manage the risk of share price decrease in, any class or series of shares of the Corporation, or (z) increase or decrease the voting power in respect of any class or series of shares of the Corporation of such Proposing Person, including, without limitation, due to the fact that the value of such contract, derivative, swap or other transaction or

Annex I-2

series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the holder thereof may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be required to disclose any Synthetic Equity Position that is, directly or indirectly, held or maintained by, held for the benefit of, or involving such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) any proportionate interest in shares of the Corporation or a Synthetic Equity Position held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which any such Proposing Person (1) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (2) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity, (G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (H) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii)             As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Certificate of Incorporation or bylaws of the Corporation, the language of the proposed amendment) and (C) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection

Annex I-3

with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(d)         For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(e)         The Board may request that any Proposing Person furnish such additional information as may be reasonably required by the Board. Such Proposing Person shall provide such additional information within ten (10) days after it has been requested by the Board.

(f)          A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (A) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date) and (B) not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(g)         Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding person of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(h)         This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(i)          For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Annex I-4

2.5              Advance Notice of Nominations for Election of Directors at a Meeting.

(a)         Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws or (ii) by a stockholder present in person who (A) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder nominating any person for election to the Board at the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b)

(i)               Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (i) provide Timely Notice (as defined in Section 2.4(b) of these bylaws) thereof in writing and in proper form to the Secretary of the Corporation, (ii) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(ii)              Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (A) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (B) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made (such notice within such time periods, “Special Meeting Timely Notice”).

(iii)             In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv)             In no event may a Nominating Person provide Timely Notice or Special Meeting Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice (with respect to an annual meeting of stockholders), (ii) the conclusion of the time period for Special Meeting Timely Notice (with respect to a special meeting) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

Annex I-5

(c)         To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(i)As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii)              As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(iii) shall be made with respect to the election of directors at the meeting); provided that, in lieu of including the information set forth in Section 2.4(c)(ii)(G), the Nominating Person’s notice for purposes of this Section 2.5 shall include a representation as to whether the Nominating Person intends or is part of a group which intends to deliver a proxy statement and solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

(iii)             As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in a proxy statement and accompanying proxy card relating to the Corporation’s next meeting of stockholders at which directors are to be elected and to serving as a director for a full term if elected), (B) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Nominee Information”) and (C) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(a).

(d)         For purposes of this Section 2.5, the term “Nominating Person” shall mean (a) the stockholder providing the notice of the nomination proposed to be made at the meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made and (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A of the Exchange Act) with such stockholder in such solicitation.

(e)         The Board may request that any Nominating Person furnish such additional information as may be reasonably required by the Board. Such Nominating Person shall provide such additional information within ten (10) days after it has been requested by the Board.

(f)          A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (A) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date) and (B) not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten

Annex I-6

(10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(g)         In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, (i) no Nominating Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Nominating Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder in a timely manner and (ii) if any Nominating Person (1) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such Nominating Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any annual meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

2.6              Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(a)         To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in the form provided by the Corporation upon written request of any stockholder of record therefor) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in the form provided by the Corporation upon written request of any stockholder of record therefor) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation that has not been disclosed therein or to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(b)         The Board may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon. Without limiting the generality of the foregoing, the Board may request such other information in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation or to comply with the director qualification standards and additional

Annex I-7

selection criteria in accordance with the Corporation’s Corporate Governance Guidelines. Such other information shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the request by the Board has been delivered to, or mailed and received by, the Nominating Person.

(c)A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) (A) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date) and (B) not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(d)         In addition to the requirements of this Section 2.6 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(e)         No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding person at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if such presiding person should so determine, such presiding person shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(f)          Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7              Notice of Stockholders’ Meetings. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8              Action by Written Consent in Lieu of a Meeting. The right of the stockholders to act by written consent in lieu of a meeting shall be as set forth in the Certificate of Incorporation.

2.9              Quorum. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by class or series is required, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of such class or series shall be necessary and sufficient to constitute a quorum with respect to that matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the

Annex I-8

stockholders, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.10 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.10            Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.11            Conduct of Business. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) determination of the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting, (ii) the establishment of an agenda or order of business for the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iv) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.12            Voting.

Except as may be otherwise provided in the Certificate of Incorporation or the DGCL, each holder of Class A Common Stock, par value $0.0001 per share, of the Corporation (“Class A Common Stock”) shall be entitled to one (1) vote per share of Class A Common Stock held of record by such holder; each holder of Class B Common Stock, par value $0.0001 per share, of the Corporation (“Class B Common Stock”) shall be entitled to ten thousand (10,000) votes per share of Class B Common Stock held of record by such holder; each holder of Class C Common Stock, par value $0.0001 per share, of the Corporation (“Class C Common Stock”) shall be entitled to ten (10) votes per share of Class C Common Stock held of record by such holder; and each holder of any other class or series of capital stock of the Corporation shall be entitled to one (1) vote for each share of capital stock of such class or series held of record by such holder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Unless a different or minimum vote is required by the Certificate of Incorporation, these bylaws, the

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rules or regulations of any stock exchange applicable to the Corporation, applicable law or pursuant to any regulation applicable to the Corporation or its securities pursuant to which the matter is being submitted to stockholders for approval, in which case such different or minimum vote shall be the required vote on such matter, each matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.13            Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.14            Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Exchange Act, filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

2.15            List of Stockholders Entitled to Vote. The Corporation shall prepare, no later than the tenth (10th) day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may

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take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.15 or to vote in person or by proxy at any meeting of stockholders.

2.16            Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a)         determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(b)         count all votes or ballots;

(c)         count and tabulate all votes;

(d)         determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(e)         certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.17            Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), except as otherwise requested or consented to by the Corporation, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents (other than a document authorizing another person to act for a stockholder by proxy at a meeting of stockholders pursuant to Section 212 of the DGCL) to the Corporation required by this Article II.

ARTICLE III
Directors

3.1              Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2              Number of Directors. Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3              Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and

Annex I-11

until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. Any class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4              Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the term of the class, if any, to which the director is appointed and until such director’s successor shall have been elected and qualified.

3.5              Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone, video conferencing or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6              Regular Meetings. Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7              Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Executive Chairman of the Board, the Chief Executive Officer or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(a)         delivered personally by hand or by courier;

(b)         sent by United States first-class mail, postage prepaid;

(c)         sent by electronic mail; or

(d)         sent by other means of electronic transmission,

directed to each director at that director’s address or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

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If the notice is (i) delivered personally by hand or by courier, (ii) sent by electronic mail or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least one (1) day before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8              Quorum. At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9              Board Action without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board, or committee thereof, as the case may be.

3.10            Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

ARTICLE IV
Committees

4.1              Committees of Directors. The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2              Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3              Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(a)         Section 3.5 (place of meetings; meetings by telephone);

(b)         Section 3.6 (regular meetings);

(c)         Section 3.7 (special meetings; notice);

(d)         Section 3.9 (board action without a meeting); and

(e)         Section 7.13 (waiver of notice),

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with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)          the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)         special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii)        the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

At all meetings of committees, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of the members of the committee shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the committee, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the committee, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

4.4              Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V
Officers

5.1              Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, an Executive Chairman of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2              Appointment of Officers. The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3              Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4              Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5              Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6              Representation of Shares of Other Corporations. The Chairperson of the Board, the Executive Chairman, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this

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Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7              Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8              Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such officer is also a director of the Corporation.

ARTICLE VI
Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII
General Matters

7.1              Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. Except as provided in Section 2.17 of these bylaws, any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation or these bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using electronic signature to the fullest extent permitted by applicable law.

7.2              Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Executive Chairman, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

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The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3              Special Designation of Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4              Lost Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5              Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6              Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7              Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8              Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9              Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10            Transfer of Stock. Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws and subject to any transfer restrictions contained in the Certificate of Incorporation. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall

Annex I-16

have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred. The Corporation shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issuance, transfer and registration of certificates for shares of stock of the Corporation.

7.11            Stock Transfer Agreements. The Corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12            Registered Stockholders.

The Corporation:

(a)     shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers as such owner; and

(b)    shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13            Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting (in person or by remote communication) shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

ARTICLE VIII
Notice

8.1              Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this Section 8.1 without obtaining the consent required by this paragraph.

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Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)     if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(ii)    if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX
Amendments

In furtherance and not in limitation of the powers conferred upon it by the DGCL, the Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have the power to adopt, amend or repeal the bylaws of the Corporation by the affirmative vote of the holders of at least sixty-six and two-third percent (66 2/3%) of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon.

ARTICLE X
Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases) or electronic mail, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex I-18

American Bitcoin Corp.
Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that he is the duly elected, qualified and acting Secretary of American Bitcoin Corp., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on ___________, 2025, effective as of ___________, 2025 by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this ___ day of ___, 2025.

[Name]
Secretary

Annex I-19

Annex J

May 15, 2025	File Reference: 10-34-36-64337

Board of Directors
Gryphon Digital Mining, Inc.
c/o Steve Gutterman
Chief Executive Officer and Director
1180 N. Town Center Drive, Suite 100
Las Vegas, NV 89144

To the Board of Directors:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “M&S TAS” “we,” “us,” or “our”) has been engaged by Gryphon Digital Mining, Inc. (“GRYP” or the “Company”) for the benefit of the Board of Directors (the “Board”) of the Company regarding a proposed transaction between GRYP and American Bitcoin Corp., a Delaware corporation (“ABTC” or the “Acquired Business”), in connection with the consideration by the Board of a proposed transaction, which we understand to consist of the acquisition of ABTC by GRYP in accordance with a to-be-signed Agreement and Plan of Merger by and among GRYP, ABTC and certain other parties (the “Merger Agreement”). We are being engaged to perform an analysis of the reasonable range of value for ABTC and GRYP immediately prior to the execution and delivery of the Merger Agreement and to issue our opinion (the “Opinion”) as to the fairness to GRYP, from a financial point of view, of the purchase price to be paid by GRYP for ABTC in the proposed transaction.

Based upon our review of the non-binding Letter Agreement dated April 10, 2025 (the “LOI”) and the draft Merger Agreement dated May 7, 2025, we understand that the Board is considering a transaction (the “Transaction”) whereby the ultimate economic result is the acquisition of the Acquired Business by GRYP for consideration of the issuance by GRYP to the stockholders of ABTC of shares of GRYP common stock which will, upon issuance, represent by number ninety-eight percent (98%) of the then issued and outstanding shares of such common stock (the “Purchase Price”), as described in greater detail below.

Charter Amendment:

At the closing of the Transaction (the “Closing”), GRYP will amend and restate its certificate of incorporation (the “Charter Amendment”) to, among other things, authorize two classes of common stock: Class A Common Stock (“GRYP Class A Shares”) and GRYP Class B Common Stock (“ GRYP Class B Shares” and, together with GRYP Class A Shares, the “GRYP Shares”).

The GRYP Class A Shares and GRYP Class B Shares will be identical and have the same rights, powers and privileges and rank equally (including as to dividends and distributions), except that the holders of GRYP Class A Shares will be entitled to one (1) vote per share and the holders of GRYP Class B Shares will be entitled to ten thousand (10,000) votes per share.

As part of the Charter Amendment, each share of common stock of GRYP outstanding as of immediately prior to the Charter Amendment will be converted into one (1) GRYP Class A Share.

Annex J-1

Purchase Price:

At the Closing, ABTC’s current stockholders will receive newly issued GRYP Shares representing by number, in the aggregate, 98% of the issued and outstanding Gryphon Shares as of immediately following the Closing. The GRYP Shares to be issued at Closing to former ABTC stockholders against surrender or cancellation of their ABTC shares will be in the form of (a) GRYP Class B Shares, in the case of holders of ABTC’s Class B common stock, and (b) GRYP Class A Shares, in the case of holders of ABTC’s Class A common stock, if any.

The Purchase Price will not be subject to adjustments, including based on the ABTC’s cash, debt or working capital.

This Opinion is being delivered pursuant to our Engagement Letter dated May 5, 2025, and the General Contractual Conditions thereto (collectively, the “Engagement Agreement”). All assumptions and limitations stated below are either as provided in the Engagement Agreement or made with the consent, approval or agreement of the Board, as specifically set out below.

For purposes of our Opinion, and with your approval, we did not perform a separate standalone enterprise valuation of GRYP. Rather, again with your approval, we have looked solely to the trading prices of GRYP common stock in certain recent periods and to the value of GRYP’s tangible assets. We were not asked to determine and, accordingly, perform no analysis to determine, if such trading prices represent the fair market value of such shares.

You have agreed that in rendering our opinion as to the fairness from a financial point of view to GRYP of the Purchase Price to be paid for the Acquired Business , we have not taken into consideration the fact that, although GRYP will be the surviving entity, the Transaction will effect a change of control of GRYP, and that the GRYP Class B Shares being issued to certain stockholders of ABTC due to their greater voting rights, may trade at a higher price per share than the GRYP Class A Shares which will be held by the current stockholders of GRYP after the Closing.

We have not been provided with any financial projections or forecasts for ABTC. Accordingly, with your approval, we have not used any discounted cash flow valuation methodology. However, we have, again with your approval and based upon management’s representation that they are highly confident that the anticipated sale of ABTC shares for gross proceeds of $150,000,000 currently scheduled for June, 2025, will be completed prior to the consummation of the Transaction, used that transaction as an indication of the value of ABTC, even though it has not closed.

We have been retained only to advise the Board as to the fairness, from a financial point of view, to GRYP of the Purchase Price being paid by GRYP for the Acquired Business. We have not been engaged to render any opinion with respect to the fairness of the Purchase Price to any other person or entity or as to any other aspect of the Transaction, and we specifically render no such opinion. We have not been engaged to serve as the financial advisor to the Board or the Company; we were not involved in the negotiation or structuring of the LOI, the Transaction or the Merger Agreement; we have not been involved in the raising of any funding for or with respect to or associated with the Company, ABTC or any other party to the Merger Agreement, and/or the Transaction or provided any advice with respect to any such funding; we have not been engaged to do, and have not done, any legal or contract review or (except as is customary in engagements of this type) any other due diligence review of the Transaction, the Acquired Business, or any projections related thereto; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Board, the Company and/or the stockholders of the Company. Our services in rendering this Opinion have been in our capacity as an independent valuation consultant and not as a fiduciary to the Board, the Company, the stockholders of the Company, the stockholders of ABTC, or any other person or entity or as a broker/dealer, underwriter or investment advisor.

In valuing the Acquired Business and, for purposes of our Opinion, we have looked solely at the enterprise value of the Acquired Business as a going concern and on a standalone basis immediately prior to the Transaction Date and have not considered any impact on value (positive or negative) of the consummation of the Transaction on the value of the Acquired Business.

Our Opinion will not take into account or address the fairness of any aspect of the Transaction other than the fair value of the Acquired Business and certain pre-announcement trading price of current GRYP common shares, including, by way of example: (i) any stock incentive or bonus program that may be adopted for the post-transaction benefit of the officers, directors or employees of any of the constituent entities, (ii) any allocation that the parties may make of costs and expenses with respect to the Transaction, (iii) any commitments GRYP may make with respect to the future financing or funding of the ABTC, (iv) any variance in the fair market value of

Annex J-2

the GRYP Class A Shares and the GRYP Class B Shares, (v) the terms of any executive employment contracts, (vi) the amount of any transaction bonuses, brokerage fees, finder’s fees, investment banking fees or commissions, (vii) the scope and extent of (and the survival or non-survival of) any representations and warranties, any closing conditions, and any pre-closing covenants, and the availability of or limitations on available remedies, (viii) the impact on GRYP or its security holders of any pre-existing contractual right and/or the provisions of GRYP’s governing documents, (ix) any lockups, voting commitments, restrictions on trading or other disposition of securities, or registration rights, or (x) the consequences of any changes in the management or control of GRYP and/or in the rights, privileges and preferences in the securities received by the pre-Closing stockholders of GRYP in the Transaction from those of the currently outstanding equity securities of GRYP. Our Opinion will assign no value or cost to any such elements of the Transaction, and we will not be expressing any opinion as to the value of any shares issued in the Transaction.

We have, with your consent, likewise not considered the dilution effects of the issuance of common stock on equity holders of the Company.

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:

•        Conducted management interviews with GRYP’s management. Topics addressed included, but were not limited to, transaction overview, business operations, production, economic conditions and industry trends, market competitors, and various other topics related to mining and business operations;

•        Management’s representations to us that if the Transaction is not consummated, it is likely that the Company’s currently outstanding common stock will be delisted, and that the Company may become in the near future insolvent;

•        ABTC presentations;

•        ABTC Corporate Organizational Documents;

•        ABTC Management Services and Colocation Agreements;

•        The LOI;

•        The Merger Agreement;

•        GRYP’s most recent fixed asset listing;

•        Third-party industry and economic research, including, but not limited to, IBISWorld, Capital IQ, Bloomberg; Guide to Cost of Capital published by Kroll LLC; and

•        Other information and studies as we deemed appropriate.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the Company, or ABTC or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment, to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, iii) not conducted any independent valuation or appraisal of any specific assets of the Company or ABTC, except for the fixed assets of GRYP, or any appraisal or estimate of any specific liabilities of the Company or ABTC, and iv) assumed that there are no contingent or off-balance sheet assets or liabilities of the Company or ABTC that have not been disclosed in writing to us.

Except as otherwise provided herein, our Opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Purchase Price as of any other date. Likewise, our Opinion, is based on the factual circumstances, agreements, and terms, as they exist and are known to us at the date of our Opinion. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.
Annex J-3

Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Board or the shareholders of the Company, the equity holders of ABTC, or any other person or entity as to any action the Board, the shareholders of Company, the equity holders of ABTC, or any other person or entity should take, or omit to take, in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the Transaction or the underlying decision by the Board to engage in the Transaction or the relative merits of any alternatives that may be available to the Board, Company and/or the shareholders of the Company. Our Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. Our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, of any future funding or fund raising commitments, or any changes in the rights, privileges and preferences of the holders of the Company’s shares or any changes in the composition of the Company’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters.

Subject to the foregoing, and assuming that the final Merger Agreement as executed is the same as the draft Merger Agreement, it is our opinion that, as of the date hereof, the Purchase Price to be paid by GRYP for the Acquired Business as provided in the Merger Agreement is fair to the Company from a financial point of view.

Very truly yours,

Marshall & Stevens Transaction Advisory Services

File No. 10-34-36-64337

Annex J-4